Form 20-F/A
period 2022-12-31
RENTOKIL INITIAL PLC /FI
filed 2024-02-08
CIK 930157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………..

For the transition period from ___________________ to _______________________

Commission file number: 001-41524

RENTOKIL INITIAL PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom
(Address of principal executive offices)

Catherine Stead Rentokil Initial plc Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom Telephone: +44 (0)1293 858000 E-mail: secretariat@rentokil-initial.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares of £0.01 each	RTO	New York Stock Exchange
Ordinary Shares of £0.01 each		New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class of stock of Rentokil Initial plc as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding
Ordinary Shares of £0.01 each:	2,520,039,885

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐  No ☐

Explanatory Note

Rentokil Initial plc (the “Company”) is filing this Amendment No. 1 (this “Form 20-F/A” or “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on April 4, 2023 (the “Original Filing Date”), to (i) correct exhibits 12.1, 12.2, and 13.1, which were undated in the Company’s Original Form 20-F as a result of a clerical error, (ii) reflect a revision to the disclosures of the consolidated financial statements contained in the Company’s Original Form 20-F (the “Original Financial Statements”) as further explained below, and (iii) remove the non-IFRS financial measures titled “Organic Revenue” from its Annual Report on Form 20-F/A. The Company will continue to furnish “Organic Revenue” non-IFRS measures on Form 6-K where required.

On January 21, 2024 the Company concluded the following disclosure revisions were necessary: (i) relabel “Cash generated from operating activities” to “Cash generated from operations” in the Consolidated Statement of Cash Flows and (ii) relocate references to certain non-IFRS financial measures from the Original Financial Statements and to present them in Part I, Item 5 “Operating and Financial Review and Prospects” of this Amendment No. 1. No revisions have been required or made to the amounts presented in the Consolidated Balance Sheet, Consolidated Statements of Profit or Loss and Other Consolidated Comprehensive Income, Consolidated Statements of Changes in Equity, or the Consolidated Cash Flow Statements. No IFRS or non-IFRS financial measures have changed as a result of the aforementioned disclosure revision or as a result of any other changes made in this Amendment No. 1.

Internal Control Considerations

The Company has assessed the impact to internal control over financial reporting of the above revision and updated the description of the existing material weakness at (i) the risk factor titled “Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation” in Part I, Item 3D “Risk Factors” and (ii) Part II, Item 15D “Changes in Internal Control over Financial Reporting” of this Amendment No. 1.

Items Amended in this Filing

We are filing this Amendment No. 1 in order to amend the following items of the Original Form 20-F to the extent necessary to reflect the adjustments discussed above:

●	Part I, Item 3D “Risk Factors”
●	Part I, Item 4 “Information on the Company”
●	Part I, Item 5 “Operating and Financial Review and Prospects”
●	Part I, Item 6 “Directors, Senior Management and Employees”
●	Part I, Item 7 “Major Shareholders and Related Party Transactions”
●	Part I, Item 8 “Financial Information”
●	Part I, Item 11 “Quantitative and Qualitative Disclosures about Market Risk”
●	Part II, Item 15 “Controls and Procedures”
●	Part II, Item 16C “Principal Accountant Fees and Services”
●	Part III, Item 18 “Financial Statements”
●	Part III, Item 19 “Exhibits”

This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and any other documents that the Company has filed with the SEC on or after the Original Filing Date.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for this Amendment No. 1 of Rentokil Initial plc set out below is being incorporated by reference from the Annual Report 2022 of Rentokil Initial plc included as exhibit 15.1 to this Form 20-F/A (the “Annual Report 2022”).

Presentation of Financial and Other Information

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. To the extent that any information incorporated by reference into this Form 20-F/A itself incorporates information by reference (including by way of internal cross reference), such information shall not form part of this Form 20-F/A. All references in this Form 20-F/A to “us”, “we” or “the Company” are to Rentokil Initial plc. Unless the context otherwise requires, “Rentokil Initial” or “Group” refers to the Company and its consolidated entities. Other information contained within the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A, including graphs and tabular data, is not included in this Form 20-F/A unless specifically identified below. Photographs are also not included. None of the websites referred to in the Annual Report 2022, including where a link is provided, nor any information contained on such websites is incorporated by reference in this Form 20-F/A.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Glossary” on page 221 and “Cautionary statement” on page 222, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

References herein to Rentokil Initial websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F/A dated 8 February 2024. References to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Annual Remuneration Report-2022—Directors’ remuneration in the year to 31 December 2022” on pages 115 to 120 refer to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” in Item 18 herein. For the avoidance of doubt, the “Independent Auditors’ Report to the members of Rentokil Initial plc” dated 16 March 2023 on pages 130 to 136 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 does not form part of, and is not incorporated into this Form 20-F/A dated 8 February.

Cautionary Note Regarding Forward-Looking Statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Form 20-F/A and the Annual Report 2022 contain statements that are, or may be, forward-looking regarding the Group’s financial position and results, business strategy, plans and objectives, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “ is likely to,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

Although we believe that the forward-looking statements in this Form 20-F/A and the Annual Report 2022 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

●	our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
●	difficulties in integrating, streamlining and optimising our IT systems, processes and technologies;
●	the availability of a suitably skilled and qualified labour force to maintain our business;
●	our ability to attract, retain and develop key personnel to lead our business;
●	the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition and/or prospects;

●	inflationary pressures, such as increases in wages, fuel prices and other operating costs;
●	supply chain issues, which may result in product shortages or other disruptions to our business;
●	weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels;
●	our ability to implement our business strategies successfully, including achieving our growth objectives;
●	our ability to retain existing customers and attract new customers;
●	the highly competitive nature of our industries;
●	cybersecurity breaches, attacks and other similar incidents;
●	extraordinary events that impact our ability to service customers without interruption, including a loss of our third-party distributors;
●	our ability to protect our intellectual property and other proprietary rights that are material to our business;
●	our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation;
●	failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;
●	any future impairment charges, asset revaluations or downgrades;
●	failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes;
●	termite damage claims and lawsuits related thereto;
●	our ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
●	any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security;
●	changes in tax laws and any unanticipated tax liabilities;
●	adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing;
●	the restrictions and limitations within the agreements and instruments governing our indebtedness;
●	a lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies;
●	an increase in interest rates and the resulting increase in the cost of servicing our debt; and
●	exchange rate fluctuations and the impact on our results or the foreign currency value of our ADSs and any dividends.

Further details on the principal risks that may affect the Group can be found in the “Risks and Uncertainties” section detailed on pages 63 to 69, as well as page 58 (in relation to climate risks), in each case of the Company’s Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A, as well as pages F-48 to F-51 (in relation to financial risks) of this Form 20-F/A and under the heading Item 3.D “Risk Factors” included herein.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this Form 20-F/A and the Annual Report 2022 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Form 20-F/A and the Annual Report 2022 should be construed as a profit forecast.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the factors described below, in addition to the other information set forth in this Form 20-F/A. Providing route-based services carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business in that they may have a significant effect on our financial condition, results of operations, and/or reputation.

We believe that the forward-looking statements about Rentokil Initial in this Form 20-F/A, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Business Strategies and Operations

If we are unsuccessful in integrating acquisitions or if our disposals result in unexpected costs or liabilities, our business could be materially and adversely affected.

We have a strategy that includes growth by acquisition; for example, we acquired 53 new businesses in 2022, including Terminix Global Holdings, Inc. (“Terminix”). M&A activity is a core part of our strategy to extend our geographic footprint and to improve our market share in existing locations, and we may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. These acquisitions need to be integrated quickly and efficiently to minimise potential impact on the operations of the acquired business and the existing business. There are a number of risks to the successful integration of acquired businesses. These risks include the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations and systems and retaining and assimilating the employees. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing or potential problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition, or the benefits may not occur within the time periods we anticipated. The realisation of such benefits may be affected by a number of factors, many of which are beyond our control. If we fail to (i) successfully integrate acquisitions into our existing organisational structures and IT systems; (ii) deliver the revenue and profit targets; or (iii) deliver any expected synergy benefits, such as cost savings, the acquired business may not achieve the expected financial and operational benefits which could lead to potential adverse short-term or long-term effects on our business, reputation, results of operations, financial condition and/or prospects. Our business may be required to recognise impairment charges or be subject to asset revaluations or downgrades.

In addition, we have sold a number of our businesses in the past and expect to continue to dispose of businesses from time to time if consistent with our strategy. Furthermore, under business sale contracts, we may provide warranties and indemnities to purchasers. Accordingly, we may make provisions in our consolidated financial statements for potential liabilities and costs relating to a disposed business. We may also make provisions in our financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of our businesses may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may experience difficulties integrating, streamlining and optimising our IT systems, processes and technologies.

We have invested in, and expect to continue to invest in, a wide range of new systems, processes and technologies intended to improve many aspects of our business. These systems, processes and technologies impact customers, suppliers, employees and others, including new systems that integrate, streamline and enhance legacy operating IT systems. These activities have required, and may continue to require, significant investment of human and financial resources. We may experience significant delays, increased costs and other difficulties as a consequence of significant disruption or deficiency in implementing such systems, processes and technologies, which could adversely affect our ability to process work orders, send invoices and track and collect payments, fulfil contractual obligations or otherwise operate our business. In addition, our efforts to centralise various business processes within our organisation in connection with this implementation may disrupt operations and negatively impact our business, reputation, results of operations, financial condition and/or prospects. We may also experience difficulties, costs or delays in migrating acquired businesses to our systems, processes and technologies.

We depend on a suitably skilled and qualified labour force to maintain the business.

Our ability to maintain our customer service and execute our business strategy depends on our ability to attract and retain a suitably skilled and qualified labour force. There can be no assurance that we will be able to recruit, train and retain such a labour force in sufficient numbers or of sufficient quality, or that pressure to recruit will not lead to a significant increase in employee costs. In markets where overall employment rates are high, and/or our business is growing quickly, either organically or through acquisitions, we may have difficulties attracting, training and retaining operational personnel of suitable capability. In addition, changes in the global job market may cause (or continue to cause) difficulty in recruiting, training and retaining a suitably skilled and qualified labour force. As a result, we could experience difficulty in responding to customer calls in a timely fashion or delivering our services in a high-quality or timely manner, and could be forced to increase wages to attract, train and retain colleagues, which would result in higher operating costs and reduced profitability. Any of these factors may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Moreover, some of our colleagues are members of local trade unions and similar organisations. Industrial action in key operations could result in diminished customer service levels or higher costs and, if prolonged, could damage our reputation and ability to retain existing customers or acquire new customers. Although we believe that all of our operations have good relations with their colleagues and the trade unions that represent those colleagues (where applicable), there can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where we operate) will not adversely affect our business, reputation, results of operations, financial condition and/or prospects. In addition, potential competition from key colleagues who leave Rentokil Initial plc could impact our ability to maintain our market share in certain geographic areas.

We depend on key personnel to lead our business.

Our continued success will depend largely on our ability to attract, retain and develop a high calibre of talent and on the efforts and abilities of our executive officers and certain other key colleagues. As we continue to grow our business, make acquisitions, expand our geographic scope and offer new products and services, we need the organisational talent necessary to ensure effective succession for executive officer and key colleague roles in order to meet the growth, development and profitability goals of our business. Our operations could be materially and adversely affected if for any reason we were unable to attract, retain or develop such officers or key colleagues and successfully execute organisational change and management transitions at leadership levels, or if we have to incur significant costs to retain such individuals or to identify, hire and retain replacements for departing employees. No assurance can be given that we will be able to attract or retain employees to the same extent that we have been able to attract or retain employees in the past.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Increased focus and activism related to ESG matters may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment of our ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of our products and their impact on human and animal health and environmental sustainability; a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards or snap traps perceived to have animal cruelty issues. These demands, perceptions and preferences could cause us to incur additional costs or to make changes to our operations to comply with such demands and customer preferences, and a delay in our response (or the failure to respond effectively) may lead to adverse effects to our business, results of operations and financial condition, and recruitment and retention of the labour force that we need.

Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG including disclosure requirements, may result in increased compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of our products or an increase in operating costs, and these costs could have a material adverse effect on our results of operations and cash flows. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation, could adversely affect our business, reputation, results of operation, financial condition and/or prospects. In addition, we may also be adversely impacted as a result of conduct by contractors, customers or suppliers that fail to meet our or our stakeholders’ ESG standards.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact our business, results of operations, financial condition and/or prospects.

Our financial performance may be adversely affected by sudden or material increases in the level of our operating costs and expenses, which may be subject to inflationary pressures, and we may not be able to pass these increases on fully, or in a timely manner, to customers. For example, fuel prices are subject to market volatility, and our fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, we continue to monitor any adverse impact that the ongoing war in Ukraine and the associated institution and extension of sanctions against various Russian organisations, companies and individuals may have on the global economy in general and on our business operations, although we have no direct operations in Russia or Ukraine. Such events have increased fuel prices, and a prolonged war may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in our business. Increases in fuel, and other costs, have not negatively affected our results of operations as of 31 December 2022, as we have been able to pass along such increases to customers in the form of increased prices. However, we cannot predict the extent to which we may experience future cost increases. To the extent such costs increase further, we may be prevented, in whole or in part, from passing these cost increases on to our existing and prospective customers, which could have a material adverse impact on our results of operations, financial condition and/or prospects.

Supply chain issues may result in product shortages or disruptions to our business.

We have a complex global network of suppliers that has expanded to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products we use are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, we could experience material disruptions in production and other supply chain issues on specific bespoke products (including as a result of recent global supply issues affecting microchips and printed circuit boards), which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards that we set or that are set by government or industry regulations or customers, (b) if we are unable to contract with suppliers at the quantity, quality and price levels needed for our business, or (c) if any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

Our inability to fully or substantially meet customer demand due to supply chain issues could result in, among other things, unmet consumer demand leading to reduced preference for our products or services in the future, customers purchasing products and services from competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, additional competition and new entrants into the market, and loss of potential sales and revenue, which could adversely affect our business, reputation, results of operations, financial condition and/or prospects.

Weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers, may adversely impact our business, results of operations, financial condition and/or prospects.

Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, catastrophic business events, including the continuation and/or broadening of the war in Ukraine. Further economic slowdown in the markets in which we operate may lead to a reduction in the level of demand from our customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for us to maintain profitability if we have weak pricing power in those markets, in particular, in areas of hyperinflation. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Our pricing may be impacted negatively by an increased presence of multinational competitors in the markets in which we operate or an increased reliance on key customer accounts in markets impacted by adverse economic conditions. The entry of multinational competitors may also make it difficult for us to maintain profitability by increasing the cost of acquisitions. Any of these events could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realise, in whole or in part within the expected time frames, the anticipated benefits of various growth or other initiatives. Our ability to implement our business strategy may be adversely affected by factors that we cannot foresee currently, such as unanticipated costs and expenses (including as a result of political stability such as the war in Ukraine), pandemics and other global health crises, technological change, recession and economic slowdown, the level of interest rates, foreign exchange risks, failure to integrate acquisitions, a decline in the effectiveness of our marketing (including digital marketing) activities or disruptions in the supply chain. All of these factors may necessitate changes to our business strategy or adversely affect our business, reputation, results of operations, financial condition and/or prospects.

In addition, we will incur certain costs to achieve efficiency improvements, systems implementations and growth in our business, and we may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvements, system implementations and growth initiatives are implemented, we may not fully achieve expected cost savings and efficiency improvements, system implementations or growth rates, or these initiatives could adversely impact customer retention or our operations. Also, our business strategies may change in light of our ability to implement new business initiatives, competitive pressures, economic uncertainties or developments or other factors.

Our continued growth depends on our ability to retain existing customers and attract new customers.

Our ability to grow is dependent on our ability to retain existing customers and attract new customers. There can be no assurance that our strategy of using new technology and improved sales techniques to attract profitable new clients, up-selling and cross-selling to existing clients and focusing on retaining profitable business when renewing existing customer contracts will be successful. Moreover, failure to maintain consistently high levels of customer service, client management and sales capability, failure to adapt to local business and consumer needs and/or failure to win and retain profitable customers in the face of competition from competitors with lower costs or which are willing to accept lower margins may have a material adverse effect on our business, results of operations, financial condition and/or prospects. We must be sufficiently agile to develop and deliver products and services that meet local market needs. If we are not able to adapt to local business and consumer needs, our existing customers may choose not to renew contracts, reduce the use of our services across their operations or seek reductions in prices.

We must continue to develop products and services that meet the needs and expectations of our customer base, including to ensure the continued efficacy of our products in the target pest population. Furthermore, as technological developments disrupt the markets in which we operate and change service offerings across our industries, we may need to develop new products and services. In the future, products and services may interact with each other in new ways and enable new capabilities to be offered to consumers, such as systems that are networked and able to be monitored in real time. Our competitors may be earlier to embrace these new technological developments that are disruptive to the market or to develop more effective products, and a delay in our response may lead to adverse effects to our business, reputation, results of operations, financial condition and/or prospects.

Our industries are highly competitive.

We compete with a wide variety of competitors of varying sizes and face competition in many of the markets in which we operate. The growing presence of multinational competitors may increase the cost of acquisitions and/or drive down prices, impacting our profitability. Furthermore, the increased presence of facilities management companies in the markets in which we operate may also drive down prices and adversely impact the quality of our relationships with end customers. The principal methods of competition in our business include quality and speed of customer service, brand awareness and reputation, effective use of technology and systems, customer satisfaction, fairness of contract terms (including price and promotions), professional sales forces and referrals. We may be unable to compete successfully against current or future competitors, and the competitive pressures that we face may result in reduced market share, reduced pricing or an adverse impact on our reputation, business, results of operations, financial condition and/or prospects.

Cybersecurity breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers, could expose us to liability, limit our ability to effectively monitor, operate and control operations and adversely impact our business, reputation, results of operations, financial condition and/or prospects.

Our business is dependent on effective IT systems and data security procedures. We and our third-party service providers may be subject to significant system or network disruptions from numerous causes, including cybersecurity breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyberattacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognised until launched against a target, we and our third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cybersecurity risk has increased due to increased online and remote activity and we have in the past experienced and may continue to experience increases in the number and seriousness of cyberattacks, including distributed denial of service attacks and ransomware incidents. Although such attacks have been detected and prevented before they were able to have a material impact on the business in the past, it is possible that future cyberattacks could avoid detection or prevention and have a material impact.

Any IT system disruptions or breaches may lead to unauthorised release of data (including colleague, customer and supplier personal data that we hold) and inefficient business operations, including poor supply chain management, and have a negative impact on customer service, resulting in a loss of customers, which could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities, breaches, attacks or other similar incidents. Any cybersecurity incident, attack or other similar incident, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm our competitive position, result in violations of applicable data privacy or cybersecurity laws or regulations, result in a loss of customer confidence in the adequacy of threat mitigation and detection processes and procedures, cause disruption to business activities, divert management attention and other resources or otherwise adversely affect our internal operations and reputation, degrade financial results, cause us to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject us to additional regulatory scrutiny and expose us to civil litigation, fines, damages or injunctions. With respect to cybersecurity-related legal claims and regulatory scrutiny, we also may incur additional costs related to the diverse set of laws, rules and regulations to which we are subject across multiple jurisdictions.

Extraordinary events may significantly impact our business if we are unable to ensure business continuity due to a material incident.

The ability to service customers without interruption is essential to our operations. Contingency plans are required to continue or recover operations following a disruption or incident, but may not be adequate to enable us to continue or recommence trading without a loss of business. Such incidents may include (a) a significant cyber-attack or IT failure which impacts our ability to plan efficient routing, or ability to invoice, and is not recovered quickly, (b) fire, flood or climate event impacting our premises or transportation/supply chain network preventing goods from being available to enable our technicians to service our customers, (c) industrial action by colleagues, or (d) where third parties are engaged for services, the termination of their engagement or business disruption could materially impact the business. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could severely affect our business, reputation, results of operations, financial condition and/or prospects.

We have independent, third-party distributors, the loss of which could have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licenses for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters (including earthquakes or pandemics), water shortages or severe weather conditions affecting the food service, hospitality, travel and other industries can cause a downturn in the business of our customers or impact our supply chain, which in turn can have a material adverse effect on our business, results of operations, financial condition or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect our ability to obtain raw materials at reasonable cost, or at all, and could adversely affect our business. The health and safety of our colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our brand names, including Rentokil, Initial, Ambius, Terminix, Copesan, Assured, McCloud, Gregory, Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Steritech, PestConnect, Lumnia, Signature, Eradico, Cannon, Ultraprotect, Calmic, Pestfree365, Entotherm, Medentex, Boecker, Radar and Rapid Pro. We have not sought to register or protect all of our intellectual property, including our trademarks, either in the UK, the U.S. or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, we may not receive the same protection in other countries as we would in the UK or the U.S.

If we are unable to protect our intellectual property and other proprietary rights, including brand names, it could cause a material adverse impact on our business, reputation, results of operations, financial condition and/or prospects. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or activities infringe on their intellectual property rights.

We rely on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees. Any termination or disruption of such relationships or counterparty default or litigation could have a material adverse effect on our business.

Our strategy to increase profitability, in part, by reducing our costs of operations, and to mitigate and manage our exposure to financial risk, includes the implementation of certain business process outsourcing initiatives and entry into arrangements with investment counterparties, including lenders, insurers and derivative counterparties. As such, we are exposed to counterparty risk. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with us, or the failure of counterparties to discharge all or part of their obligations (including, for example, due to the deterioration of a counterparty’s actual or perceived creditworthiness) could adversely affect our reputation, customer and colleague relationships, results of operations and financial condition. Also, to the extent a third-party outsourcing provider or counterparty relationship is terminated, there is a risk of disputes or litigation and that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that we consider favourable, and even if we find an alternate provider, or choose to insource such services or activities, there are significant risks associated with such transition.

In addition, to the extent we decide to terminate outsourcing services and insource such services, there is a risk that we may not have the capabilities to perform these services internally, resulting in a disruption to our business, which could adversely impact our business, reputation, results of operations, financial condition and/or prospects. We could incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect our results of operations and cash flows.

Third-party distributors, subcontractors, vendors and franchisees are independent third parties that we do not control, and who own, operate and oversee the daily operations of their businesses. If third party distributors, subcontractors, vendors and franchisees do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors, subcontractors, vendors and franchisees. In addition, our relationship with third-party distributors, subcontractors, vendors and franchisees could become strained (including resulting in litigation) and these strains in relationships or claims could have a material adverse impact on our business, reputation, results of operations, financial condition and/or prospects.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation.

Following our U.S. listing on the NYSE and registration with the U.S. Securities and Exchange Commission (the “SEC”) in October 2022, we are required to comply with certain requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the maintenance of adequate internal control over financial reporting. Beginning with the annual report on Form 20-F for the year ended 31 December 2023 (expected to be published before 30 April 2024), we will be required to evaluate the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to audit management’s assessment of the effectiveness of its internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. While we have designed an internal control over financial reporting framework for the purposes of the effectiveness evaluation described above, if such controls fail, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE.

In addition, prior to 2022, we identified errors to our financial statements, which resulted in a restatement of the relevant periods. In this 20-F/A we have identified disclosure errors to our financial statements resulting in a revision of the relevant periods. The prior restatement and this revision resulted from material weaknesses in our internal control over financial reporting, including a lack of sufficient resources with the appropriate level of technical accounting knowledge, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures, and a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements. Though we have designed and are in the process of implementing remediation measures in respect of these material weaknesses, as at 31 December 2022 we had not yet tested the effectiveness of the remediation measures due to the transition period established by the rules of the SEC for newly public companies. Moreover, we cannot be certain that we will not identify other material weaknesses in our internal control over financial reporting in the future.

If we fail to achieve and maintain effective internal control over financial reporting, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in our reported financial information, which in turn could have a material and adverse effect on the trading price of ordinary shares in the capital of the Company (“Ordinary Shares”), and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We may be required to recognise impairment charges or be subject to asset revaluations or downgrades.

We have significant amounts of goodwill and intangible assets, such as customer lists. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortised and are subject to assessment for impairment by applying a fair-value based test annually, or more frequently if there are indicators of impairment, including:

●	observable indications that the asset’s value has declined significantly more than would be expected as a result of the passage of time or normal use;
●	significant changes with an adverse effect on the entity that have taken place, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates, or in the market to which an asset is dedicated;
●	market interest rates or other market rates of return on investments have increased, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;
●	the carrying amount of the net assets of the entity is more than its market capitalisation;
●	evidence that there is obsolescence or physical damage of the asset;
●	significant changes with an adverse effect on the entity that have taken, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
●	indication that the economic performance of an asset is, or will be, worse than expected.

Based upon future economic and financial market conditions, our operating performance and other factors, including those listed above, we may incur impairment charges in the future, including in relation to the Terminix acquisition in respect of goodwill created and the value at which assets were recognised at completion. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our business, results of operations, financial condition and/or prospects.

Risks Relating to Legal and Compliance Matters

Government regulations and enforcement, and potential litigation, could have an adverse effect on our financial results.

As a global company, we are subject to many laws and governmental regulations across all of the countries in which we conduct business, including laws and regulations involving marketing, antitrust, anti-bribery or anti-corruption, consumer protection, product liability, environmental, health and safety, intellectual property, data privacy, compliance or other matters, as well as potential litigation or administrative actions. If we are unable to comply with all applicable laws and regulations, it could negatively impact our reputation and business results.

In addition, new or revised laws or regulations, or changes to the ways existing laws or regulations apply to our business, may alter the environment in which we do business, which could adversely impact our financial results. For example, as a result of the registration of Rentokil Initial plc ADSs with the SEC, we became subject to certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act. As a result of such registration and our increased presence in the United States following the acquisition of Terminix, our worldwide activities could also face increased exposure to other U.S. federal, state and local laws and regulations (including tax laws), including the U.S. Foreign Corrupt Practices Act of 1977, which may pose an increased compliance burden on us. We may also face increased exposure to potential future claims or litigation given the more litigious nature of the U.S. market, including increased exposure to injunctive relief or damages granted by courts in respect of such claims. Regardless of the outcome of any litigation or claims, we may incur additional costs in defending against such claims. An unfavourable outcome or settlement in any litigation may have an adverse effect on our business, reputation, results of operations financial condition and/or prospects. Additionally, any loss of Rentokil Initial plc’s status as a “foreign private issuer” would require us to comply with the reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers and could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

While it is our policy and practice to comply with all legal and regulatory requirements applicable to our business, we cannot provide assurance that our internal control policies and procedures and ethics and compliance program will always protect us from acts committed by our colleagues or agents. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect our business, reputation, results of operations, financial condition and/or prospects. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation and brand image.

Further, new legislation or regulations may result in increased costs to us indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs, excise taxes or the reduced availability of raw materials. The enactment of unduly onerous and restrictive regulation could have a material adverse effect on our business, results of operations, financial condition and/or prospects.

Termite damage claims and lawsuits related thereto could increase our legal expenses and may adversely impact our business, reputation, results of operations, financial condition and/or prospects.

Our business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently Terminix is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies us that they have experienced damage and we reach an agreement to remediate that damage (a “Non-litigated Claim”); and circumstances when a customer directly initiates litigation or arbitration proceedings or when we do not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish. We intend to defend these Litigated Claims vigorously, and we intend to take decisive actions to mitigate any increasing claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can we give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect our business, reputation, results of operations, financial condition and/or prospects, even if any such lawsuits are found to be without merit.

In April 2021, the State of Mississippi brought litigation against Terminix related to its termite inspection and treatment practices (the “Mississippi Litigation”). Terminix disputes the claims made in the Mississippi Litigation and intends to defend the matter vigorously. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for success on the merits, it is not possible to predict with certainty the outcome of the Mississippi Litigation. Consistent with our approach to Litigated Claims, we intend to defend the Mississippi Litigation vigorously, and intend to take action to mitigate any increasing claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related to the Mississippi Litigation, nor can we give assurance that the Mississippi Litigation will not materially affect our business, reputation, results of operations, financial condition and/or prospects.

Our business may also become subject to state regulator claims related to trade practices, including termite renewal pricing, inspection and treatment practices (a “Regulator Claim”). Terminix has entered into settlements in relation to such claims in the past and we intend to defend any future Regulator Claims. We also intend to take action to mitigate claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can we give assurance that lawsuits or other proceedings related to trade practices will not materially affect our business, reputation, results of operations, financial condition and/or prospects.

Compliance with, or violation of, health and safety and environmental policies, laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our business, reputation, results of operations, financial condition and/or prospects.

We have an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of and minimise any adverse impact on the environment. In addition, the pest control, hygiene and textile industries are subject to various laws and regulations regarding safety, health and environmental (“SHE”) matters. Among other things, these laws regarding SHE regulate the emission or discharge of materials into the environment, the use, storage, treatment, disposal, transportation and management of hazardous substances and wastes, the impact of chemicals (including fumigant gases), as well as pesticide and biocide products, on people and the environment, and the protection of the health and safety of our colleagues and the public.

These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases at former activities at sites or by prior owners or operators of sites we have acquired or that we currently own or operate. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting our operations or other sanctions if we are found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of our products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to our business and potentially cause economic or consequential losses should we be unable to meet the demands of our customers for products.

Products that we use containing pesticides generally must be registered with the relevant governmental agencies or authorities before they can be sold or applied. The failure to obtain, or the cancellation of, any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our business, the severity of which would depend on the products involved, whether other products could be substituted and whether competitors were similarly affected. The pesticides we use are manufactured by independent third parties and are evaluated by the relevant governmental authorities or agencies as part of our ongoing exposure risk assessment. Any of these authorities or agencies may decide that a pesticide we use will be limited or will not be re-registered for use in the relevant jurisdiction. We cannot predict the outcome or the severity of the effect of any particular authority’s or agency’s continuing evaluations. In addition, the use of certain pesticide products is regulated by various international, national, federal, state, provincial and local environmental and public health agencies and bodies. Some of our products or service models may also become subject to bans or restrictions due to animal cruelty concerns, such as permanent rodent baiting. Given our dispersed locations, distributed operations and numerous colleagues and franchise associates, we may be unable to prevent violations of these or other laws and regulations or misuse of products by colleagues or others from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The laws and regulations may also apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with SHE laws and regulations and subject us to risk of legal exposure. The costs of compliance or the investigation and remediation of non-compliance, including combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits, could have a material adverse impact on our business, reputation, results of operations, financial condition and/or prospects.

International, national, federal, state, provincial and local agencies and bodies regulate the disposal, handling and storage of waste, discharges from our facilities and the investigation and clean-up of contaminated sites. We could incur significant costs, including investigation and clean-up costs, fines, penalties and civil or criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations enforced by these agencies and bodies. Liability under laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the underlying conduct. In addition, potentially significant expenditures could be required to comply with SHE laws and regulations, including requirements or changes in expectations that may be adopted or imposed in the future.

A violation of SHE laws or regulations relating to our operations or a failure to comply with the instructions of relevant health and safety authorities, environmental agencies or internal policies could lead to, among other things, personal injury, substantial fines or penalties, including withdrawal of licenses to operate, and reputational damage. Such violations could, therefore, have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on our business.

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Ensuring that our collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.

Internationally, virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply. The cost of compliance, and the potential for fines and penalties for non-compliance, with applicable data privacy and security laws and regulations may have a significant adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. In addition, such procedures and controls, which we operate to comply with relevant data privacy and security requirements in the jurisdictions we operate, may not be effective in ensuring compliance or preventing unauthorised transfers of personal data.

While we strive to publish and prominently display privacy policies that are accurate, comprehensive and compliant with applicable laws, rules, regulations and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although we endeavour to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action.

Our compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations and standards around the world are evolving rapidly, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and security laws, rules, regulations, standards or contractual obligations, or a security breach or deliberate action by colleagues or third parties that leads to theft or other unauthorised access to, or loss or unlawful destruction, use, modification, acquisition, disclosure, release or transfer of, personal information, including customer, colleague, supplier or our proprietary, sensitive or confidential data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgements, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could lead to significant reputational damage, distract management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, results of operations, financial condition and/or prospects.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay and our profitability.

We operate across many different tax jurisdictions and are subject to changing tax laws, regulations and treaties in and between the jurisdictions in which we operate, as well as periodic tax audits which sometimes challenge the basis on which local tax has been calculated and/or withheld. Changes in tax regimes, or in the interpretation thereof, could result in a material impact on our cash tax liabilities and tax charges. For instance, we have a greater presence in the United States following the acquisition of Terminix, which means that changes to tax rules in the United States could have a more significant impact on our business. Such an impact could also arise from changes in the application of the existing tax rules that apply to us, including UK tax rules. In either case, this could result in a reduction in financial results depending upon the nature of the change. Further, we are subject to periodic tax audits across many different tax jurisdictions and successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Unanticipated non-compliance with relevant tax legislation and/or reporting requirements may result in material unprovided tax charges relating to prior years which could have a material adverse effect on our financial condition and/or prospects.

Risks Relating to Financial Markets

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on our business, results of operations, financial condition and/or prospects.

Disruptions in credit or financial markets could make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations or investments or to refinance our indebtedness, or cause lenders to depart from prior credit industry practice and not give technical or other waivers under applicable agreements governing such indebtedness to the extent we may seek them in the future, thereby causing us to be in default. There is no assurance that we will be able to refinance or extend the maturity of our indebtedness on favourable terms, or at all. Any inability to refinance our indebtedness on favourable terms could have a material adverse effect on our business, results of operations, financial condition and/or prospects.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could impact our ability to operate our business.

As of 31 December 2022, we had aggregate outstanding indebtedness of approximately £3.3 billion. The agreements governing our revolving credit facility maturing October 2027 (the “RCF”), the US$700 million term facility maturing October 2025 (the “Term Facility”), and the senior unsecured notes issued by Rentokil Initial plc (due November 2024, May 2026, October 2028 and June 2032) and Rentokil Initial Finance B.V. (due June 2027 and June 2030), in each case pursuant to our Euro Medium Term Note Programme (collectively, the “Notes”) contain undertakings that, collectively, among other things, restrict our ability to: (a) transfer or sell assets by way of a Class 1 transaction (as such term is defined in the FCA’s Listing Rules); (b) create security over our assets in excess of a certain amount; (c) issue debt instruments at subsidiary level in excess of a certain amount; and (d) issue trade instruments in excess of a certain amount.

Our ability to comply with the undertakings and restrictions contained in each of the agreements governing the RCF, the Term Facility, the Notes and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to borrow under the RCF and/or any such other facility and may not be able to repay the amounts due under such facility or our other outstanding indebtedness. This could have materially adverse consequences to our business, reputation, results of operations, financial condition and/or prospects and could cause us to become bankrupt or insolvent.

A lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our credit rating impacts the cost and availability of future borrowings and, accordingly, our cost of capital. Our credit rating reflects each credit rating organisation’s opinion of our financial and business strength, operating performance and ability to meet our debt obligations. Our public indebtedness has investment grade ratings, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgement, current or future circumstances change relating to the basis of the rating, outlook or watch, such as adverse changes to our business. Any future lowering of their ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain debt financing. If our credit rating declines, we may not be able to sell additional debt securities, borrow money, refinance the transaction facilities (if drawn) or establish alternatives to the transaction facilities in the amounts or at the times or interest rates contemplated thereby (or at all), or upon more favourable terms and conditions that might be available if our current credit rating is maintained. The cost of certain of our existing indebtedness will also increase in the event that our credit rating becomes sub-investment grade.

An increase in interest rates would increase the cost of servicing our debt and could adversely impact our business, results of operations, financial condition and/or prospects.

The Term Facility bears interest at a floating rate. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing the debt in the future and could materially and adversely affect our results of operations, financial condition, liquidity and cash flows. In addition, if we refinance our indebtedness and interest rates increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing debt would increase, which could have a material adverse effect on our business, results of operations, financial condition and/or prospects.

Exchange rate fluctuations may adversely affect our results or the foreign currency value of our ADSs and any dividends.

The Rentokil Initial plc consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. We have continued to grow our operations in the United States in recent years, including through the acquisition of Terminix in 2022, and, accordingly, significant fluctuations in the U.S. dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro, and significant fluctuations in these exchange rates could also impact our reported results significantly.

Additionally, our ordinary shares are quoted in pounds sterling on the LSE and our ADSs are quoted in U.S. dollars on the NYSE. Dividends to be paid to holders of our ADSs in respect of our ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement among the Company and the depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Fluctuations in the exchange rate between the U.S. dollar and pounds sterling may also affect, among other matters, the value of our ADSs and of any dividends in respect thereof.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Rentokil Initial plc was incorporated on 15 March 2005. It is a public limited company domiciled in the UK. The Group has maintained a listing on the London Stock Exchange since 1969 (through Rentokil Initial 1927 plc), with the Company introduced as a new holding company in 2005. The Company is registered in England and Wales under the UK Companies Act 1985 with company registration number 05393279 and its registered office is at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK (Tel: +44 (0)1293 858000). From March 2005 until June 2005, the Company was called Rentokil Initial 2005 plc. On 21 June 2005, the Company changed its name to Rentokil Initial plc.

In 1996, we acquired BET plc (British Electric Traction) and the “Initial” brand to become Rentokil Initial. In 2022, in connection with our acquisition of Terminix, the most recognised brand in U.S. termite and pest management services, approximately 645,706,920 new Ordinary Shares were issued to Terminix shareholders in part consideration for the acquisition.

Our purpose is to protect people, enhance lives and preserve our planet. We protect people from the dangers of pest-borne disease and the risks of poor hygiene. We enhance lives with services that protect the health and wellbeing of people and the reputation of our customers’ brands. We aim to preserve the planet by developing ever more sustainable solutions and ways of operating.

The information (including tabular data) set forth under the following headings of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference:

●	“Strategic Report—Our Strategic Priorities” on pages 20 and 21, excluding:
o	the caption “Organic growth in 2022” and the figure above such caption, the reference to “Organic growth” in the sentence beginning “North America delivered a good performance…” and the sentence beginning “Group Organic growth was…”, each under the subheading “Driving Organic Revenue Growth in Pest Control” on page 20; and
o	the caption “Organic growth in 2022 (excluding COVID disinfection)” and the figure above such caption, as well as the sentence ending “…with a strong performance across all our markets.”, each under the subheading “Building our Hygiene & Wellbeing business” on page 21;
●	“Strategic Report—Our Business Review—Regional performance” on pages 26 and 27, excluding:
o	the sentence beginning “In North America, Organic Revenue grew…” and the sentence beginning “Organic Revenue in the Pest Control category…”, each under the subheading “North America” on page 26;
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue grew by 13.2%...” under the subheading “Europe (incl. LATAM)” on page 27;
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue for the region increased…” under the subheading “UK & Sub-Saharan Africa” on page 27;
o	the sentence beginning “Revenue rose by…” under the subheading “Asia & MENAT” on page 27; and
o	the parenthetical reference to “Organic growth” in the sentence beginning “Revenue grew by 12.8%...” under the subheading “Pacific” on page 27;
●	“Strategic Report—Our Business Review—Category performance review” on page 28, excluding:
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue was up by 29.0%…” under the subheading “Pest Control” on page 28; and
o	the sentence beginning “Organic Revenue growth was…” and the sentence beginning “Organic Revenue growth in core washrooms…”, each under the subheading “Hygiene & Wellbeing” on page 28;
●	“Financial Statements—Financial Review—Acquisition and Integration of Terminix” on pages 139 and 140;
●	“Financial Statements—Financial Review—Continued strength of M&A” on page 140; and
●	“Other Information—Directors’ Report—Company constitution” on page 215.

Please also see the information set forth under the headings “Financial Statements—Notes to the Financial Statements—B1. Business combinations” on pages F-36 and F-39 and “Financial Statements—Notes to the Financial Statements—B5. Capital commitments” on page F-47, in each case of this Form 20-F/A.

The SEC maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.	Business Overview

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2022 included as exhibit 15.1 to this Form 20 F/A dated 8 February 2024 is incorporated by reference:

●	“Strategic Report—From strength to strength” on page 1;
●	“Strategic Report—Our Business at a Glance” on page 3;
●	“Strategic Report—A bigger, better business” on pages 4 to 10;
●	“Strategic Report—Our Business Model” on pages 18 to 19;
●	“Strategic Report—Our Strategic Priorities” on pages 20 to 21, excluding:
o	the caption “Organic growth in 2022” and the figure above such caption, the reference to “Organic growth” in the sentence beginning “North America delivered a good performance…” and the sentence beginning “Group Organic growth was…”, each under the subheading “Driving Organic Revenue Growth in Pest Control” on page 20; and
o	the caption “Organic growth in 2022 (excluding COVID disinfection)” and the figure above such caption, as well as the sentence ending “…with a strong performance across all our markets.”, each under the subheading “Building our Hygiene & Wellbeing business” on page 21;
●	“Strategic Report—Key Performance Indicators—Colleagues” on page 22;
●	“Strategic Report—Key Performance Indicators—Customers” on pages 23 to 24;
●	“Strategic Report—Key Performance Indicators—Shareholders” on pages 24 to 25, excluding:
o	the information set forth within the subheadings “Medium-term financial target” on pages 24 and 25;
o	the sentence ending “…(at CER)” immediately below the heading “Target and key activities” on page 24;
o	the sentence beginning “Organic Revenue Growth (excluding COVID disinfection) was…”, the sentence beginning “29.0% growth in Pest Control…” and the parenthetical reference to “Organic” in the sentence beginning “Improved year-on-year market conditions…”, each under the subheading “Shareholders: Driving higher revenue” on page 24; and
o	the sentences beginning “Adjusted Free Cash Flow Conversion target…” and “Adjusted Free Cash Flow Conversion of…”, each under the subheading “Shareholders: Delivering sustainable Free Cash Flow” on page 25;
●	“Strategic Report—Our Business Review—Regional performance” on pages 26 and 27, excluding:
o	the sentence beginning “In North America, Organic Revenue grew…” and the sentence beginning “Organic Revenue in the Pest Control category…”, each under the subheading “North America” on page 26;
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue grew by 13.2%...” under the subheading “Europe (incl. LATAM)” on page 27;

o	the parenthetical reference to “Organic” in the sentence beginning “Revenue for the region increased…” under the subheading “UK & Sub-Saharan Africa” on page 27;
o	the sentence beginning “Revenue rose by…” under the subheading “Asia & MENAT” on page 27; and
o	the parenthetical reference to “Organic growth” in the sentence beginning “Revenue grew by 12.8%...” under the subheading “Pacific” on page 27;
●	“Strategic Report—Our Business Review—Category performance review” on page 28, excluding:
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue was up by 29.0%…” under the subheading “Pest Control” on page 28; and
o	the sentence beginning “Organic Revenue growth was…” and the sentence beginning “Organic Revenue growth in core washrooms…”, each under the subheading “Hygiene & Wellbeing” on page 28;
●	“Strategic Report—Pest Control” on pages 30 to 37, excluding:
o	the sentence beginning “Organic Revenue Growth…” under the subheading “2022 summary performance” on page 30; and
o	the information (including graphs and tabular data) set forth under the subheadings “Strong growth over the medium term” on page 31 and “Our growth ambition” on page 35;
●	“Strategic Report—Hygiene & Wellbeing” on pages 38 to 43, excluding:
o	the sentence beginning “Organic Revenue Growth…” under the subheading “2022 summary performance” on page 38; and
o	the last sentence ending in “…(excluding COVID-related disinfection).” under the subheading “Market size and characteristics” on page 39;
●	“Strategic Report—Workwear (France)” on page 44;
●	“Strategic Report—Our Stakeholders” on pages 46 to 47;
●	“Strategic Report—Responsible Business” on pages 49 to 55 and pages 61 to 62;
●	“Strategic Report—Risks and Uncertainties—How the business manages uncertainty and risk” on page 63; and
●	“Cautionary statement” on page 222.

References to Adjusted Free Cash Flow Conversion on page 25 are supplemented by the following disclosure: “Cash conversion for the year was 258.6% in 2022 (2021: 214.1%; 2020: 294.6%; 2019: 163.0%; 2018: 471.4%) representing strong flow through of profits to cash generated. Cash conversion for the year is defined as profit for the year to net cash flows from operating activities.”

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—A1. Revenue recognition and operating segments” on pages F-13 to F-18 of this Form 20-F/A.

C.	Organizational Structure

The information (including tabular data) set forth under the headings “Strategic Report—Our Business at a Glance—Our RIGHT WAY plan” on page 2, “Strategic Report—Our Business Review—Segmental reporting” on page 26, “Other Information—Directors’

Report—Company constitution” on page 215 and “Other Information—Directors’ Report—Branches” on page 217, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information (including tabular data) set forth under the headings “Financial Statements—Related Undertakings” on pages F-65 to F-78 of this Form 20-F/A.

D.	Property, Plants and Equipment

As of 31 December 2022, Rentokil Initial leases executive offices in Crawley, United Kingdom and operates 1,828 facilities in 71 countries. The number and location of Rentokil Initial’s owned or leased production, manufacturing, storage and office properties for continuing operations are as follows:

	North America	Europe (incl. LATAM)	UK and Sub-Saharan Africa	Asia and MENAT	Pacific

Total	794	322	84	644	55

Please also see the information (including tabular data) set forth under the headings “Financial Statements—Notes to the Financial Statements—B3. Property, plant and equipment” on pages F-43 to F-45, “Financial Statements—Notes to the Financial Statements—B4. Leases” on pages F-45 to F-47 and “Financial Statements—Notes to the Financial Statements—B5. Capital commitments” on page F-47, in each case of this Form 20-F/A dated 8 February 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information set forth under the heading “Cautionary statement” on page 222 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference. Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements” and the information below under the heading “Non-IFRS measures”.

The impact of macroeconomic factors and COVID-19 on the Group’s business

Macroeconomic factors

Inflation. The Group’s cost base is largely driven by the cost of compensation for employees and the costs of required equipment (including service equipment and uniforms, vehicles and fuel, and technology necessary to deliver the high-quality services) and the cost of the products being used on the customer premises including rental equipment and consumables. All of these costs are subject to inflationary pressures and as such, sustained elevated increases in such costs may not always be possible to pass on to customers.

As a result of the invasion of Ukraine in the first quarter of 2022, inflation levels globally have risen to their highest in two decades, particularly impacting on fuel prices, timber prices, energy prices and labour costs. This compares with the period from 2020 to 2021, when inflationary pressures were typically low in the countries in which the Group operated and therefore passing these costs onto customers has been achievable. In contrast, the Group also has operations in Lebanon, a hyperinflationary country. The business in Lebanon implements frequent price increases to offset the increases in costs it incurs. This demonstrates that the Group has operations in both low and high inflationary markets and is accustomed to a range of inflationary environments.

During 2022, the Group has been able to pass along the incurred inflationary impacts in the form of increased prices to its customers. However, the Group cannot predict the extent to which it may experience future cost increases. The Group may be prevented, in whole or in part, from passing these cost increases on to its existing and prospective customers, which could have a material adverse impact on the Group’s business.

Shortage of products or supply chain impacts. The Group does not have significant exposure to international logistics as the majority of its purchased products and services are sourced in the country they are consumed. Where there are local shortages, products are typically able to be imported quickly from neighbouring markets. Where global shortages exist, such as recent microchip shortages impacting IT and vehicle supply chains, the Group has been able to generally extend the life of the asset until supply chains catch up. However, should there be long-term shortages of critical products or services in the future, then this may adversely impact the operational performance of the Group.

Labour shortages. The goods and services of the Group are sold by front line sales employees and delivered by a highly skilled technician workforce. These employees are supported by functional support employees in the Group’s offices around the world. The Group typically retains around 85% of employees each year, although this can vary from year to year and by market. As a result of employees leaving each year and the need to replace and hire additional employees for growth, the Group has established experienced recruitment teams and processes allowing access to many different labour marketplaces. The Group has a very strong recruitment brand and offers attractive remuneration packages and career development opportunities. During the first half of 2021, the Group did experience a more elevated number of resignations, in a limited number of localised geographies, following the decline in the COVID-19 pandemic around the world. This did not have a material impact on the Group in 2021 and by the first quarter of 2022, we had returned towards a pre-pandemic level of colleague churn. Recruitment markets remain very tight and our markets are having to work harder to identify and attract the best talent. We are currently reviewing the Terminix retention performance in order to align reporting practices; however, we are aware that their recruitment practices were different to Rentokil Initial and when we include the results this may have an adverse impact on the overall retention figures for the enlarged Group. In the future, a very significant shortage of labour in a specific geography may limit the Group’s ability to service revenue opportunities while finding qualified employees and adversely impact the operational performance of the Group.

COVID-19

COVID-19 impacts during 2022 were very limited, with customer suspensions only remaining elevated in China and some smaller Asian markets; however, the impacts were immaterial to the overall results of the Group.

The Group expects limited impacts from COVID-19 to continue in the short term, notably in countries like China where vaccination levels remain lower. The ultimate societal and economic impact of the COVID-19 pandemic also remains unknown. In particular, the Group cannot predict whether any worsening or continuation of the COVID-19 pandemic or a new pandemic, or any resulting economic impact, will adversely affect its business.

Key indicators of performance and financial condition

The Group focuses on a variety of indicators and key operating and financial metrics, including certain non-IFRS alternative performance measures, to monitor the financial condition and performance of its business. These metrics include Revenue, Operating Profit, Adjusted Operating Profit (at CER), Adjusted Profit Before Tax, Adjusted Profit after Tax, Adjusted Earnings Per Share, Adjusted Interest, Free Cash Flow, Adjusted Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Customer Retention, Colleague Retention and Lost Time Accident Rate.

Revenue. Revenue results are primarily a function of the volume and pricing of the services and products provided to the Group’s customers by the business, as well as the mix of services and products provided across the business. The volume of revenue is impacted by new unit sales, the retention of existing customers and acquisitions. The Group serves both residential and commercial customers. During 2022, sales were generated across 90 countries, with the only country accounting for equal to or greater than 10% of revenue from external customers being the US (48%).

Operating Profit. This measure is calculated as Revenue less Operating Expenses, with Operating Expenses consisting of employee costs, direct materials and services, vehicle costs, property costs, depreciation and impairment of property, plant and equipment, amortisation and impairment of intangible assets, one-off and adjusting items and other operating expenses. Other operating expenses include professional fees, marketing costs, amortisation of contract costs and movements in bad debt provision.

Adjusted Operating Profit (at CER). This is a non-IFRS measure and is presented before the amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items (see below) and gain or loss on disposal of businesses. Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates (CER). The CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. See ‘Constant Exchange Rates (CER)’ under the heading “Non-IFRS measures” below.

Adjusted Profit Before and After Tax. This non-IFRS measure is used to give management and investors an understanding of the underlying profitability of the business over time. Adjusted Profit Before Tax is calculated by adding the following items back to Profit Before Income Tax: amortisation and impairment of intangible assets (excluding computer software), one-off and adjusting items and net interest adjustments. Intangible assets (excluding computer software) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and segments. One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes. Net interest adjustments are other non-cash accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes, discount unwind interest on legacy termite provisions and interest fair value adjustments. These adjustments are made to aid year-on-year comparability. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit before tax.

Diluted Adjusted Earnings Per Share. Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust which are treated as cancelled, and including share options for which all conditions have been met. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met. For the calculation of diluted earnings per share, 1,290,294 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: nil). Adjusted Earnings Per Share is a non-IFRS metric that is calculated by dividing adjusted profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue. This supplemental measure is also used by management to gain an understanding of the underlying earnings per share performance of the business over time and enable company-to-company comparisons.

Adjusted Interest. Adjusted interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy termite provision and hedge accounting recognised in other comprehensive income).

Free Cash Flow. Free Cash Flow is a non-IFRS metric that is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. This measure is also used by management to assess how much cash there is to reinvest into the business for future growth through people, technology and M&A.

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. This measure is also used by management to determine the efficiency at which the business is able to convert profits into cash. Free Cash Flow Conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Profit After Tax is defined as Adjusted Profit Before Tax adjusted for the tax effect of amortisation and impairment of intangible assets (excluding computer software) and one-off and adjusting items and net interest adjustments.

Customer Retention. Customer Retention is used to track the retention of the Group’s renewable customers and is calculated on a rolling, 12-month basis in order to avoid seasonal anomalies. It is defined as the total portfolio value of customers retained as a percentage of the opening portfolio. The Group views Customer Retention as one of the key indicators of the long-term success of the business. Customer Retention was 85.4% in the year ended 31 December 2022 and 85.4% in the year ended 31 December 2021.

Employee Retention. Defined as total Sales and Service employees retained in the year as a percentage of Sales and Service headcount at the start of the year. The Group considers Employee Retention to be a key driver of Customer Retention. Employee Retention was 82.6% in the year ended 31 December 2022 and 84.4% in the year ended 31 December 2021. The decrease of 4.2 percentage points in the year ended 31 December 2021 as compared to the year ended 31 December 2020 was a result of employees who joined the business at the height of the pandemic and employment uncertainty in 2020, leaving the Group in 2021 as other sectors recovered.

Lost Time Accident Rate. Defined as the number of lost time accidents per 100,000 standard working hours. The Group views Lost Time Accident Rate as a key measure of the Group’s employees’ injury prevention. The rate was 0.39 in the year ended 31 December 2022 and 0.38 in the year ended 31 December 2021.

Certain components of results of operations

Profit Before Income Tax. This is calculated as Revenue less Operating Expenses and net finance costs plus share of profit from associated undertakings (net of tax).

Income Tax Expenses. The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible or may be taxable or deductible in a different accounting period.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date.

Profit for the year. This measure is calculated as Profit before Income Tax less Income Tax Expenses.

For definitions of Revenue and Operating Profit (including Operating Expenses), see ‘Key Indicators of Performance and Financial Condition’ above.

Results of operations

Following is a discussion of the Group’s results of operations for the years ended 31 December 2022 and 2021. The following table summarises the Group’s results of operations for the years ended 31 December 2022 and 2021:

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Revenue	3,714	2,957	2,803	25.6	5.5
Operating expenses:
Employee costs	1,736	1,405	1,305	23.6	7.7
Direct materials and services	704	586	583	20.1	0.4
Vehicle costs	201	146	134	37.6	9.3
Property costs	82	60	65	37.5	(8.7)
Depreciation and impairment of property, plant and equipment	140	128	132	8.9	(2.9)
Amortisation and impairment of intangible assets	140	91	101	53.5	(9.8)
One-off and adjusting items	136	21	8	556.7	168.8
Net impairment losses on financial assets	24	—	—	—	—
Other operating expenses	234	173	181	35.2	(4.4)
Total operating expenses	3,397	2,610	2,509	30.1	4.0
Operating profit	317	347	294	(8.4)	17.9
Finance income	49	4	6	1,071.4	(32.3)
Finance cost	(79)	(34)	(78)	(135.5)	57.0
Share of profit from associates	9	8	8	4.9	(1.7)
Profit before income tax	296	325	230	(9.1)	41.5
Income tax expense	(64)	(62)	(44)	(3.2)	(42.3)
Profit for the year	232	263	186	(12.0)	41.3

Revenue

Revenue increased by £757 million, or 25.6%, to £3,714 million in the year ended 31 December 2022 from £2,957 million in the year ended 31 December 2021. Foreign exchange had a favourable effect of £193 million, mainly due to sterling weakening against the US dollar. Revenue was favourably impacted by revenues from acquisitions completed during the year ended 31 December 2022 by £422 million, including £346 million from the Terminix acquisition. The remaining growth of £142 million is driven by the flow through of a full year of revenues from acquisitions completed in the year ended 31 December 2021 alongside organic actions taken to increase the existing revenues of the Group. The £142 million of growth above consists of £145 million from the Pest Control segment and £27 million from the France Workwear segment partially offset by a decrease of £29 million from the Hygiene & Wellbeing segment reflecting the anticipated tapering of disinfection services, which was reduced by £96 million to £21 million, and a decrease of £1 million from the Central segment. See ‘Revenue by Geographical Locations’ and ‘Revenue by Business Segment’ below for further discussion.

Employee costs

Employee costs increased by £331 million, or 23.6%, to £1,736 million in the year ended 31 December 2022 from £1,405 million in the year ended 31 December 2021. This was as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and higher inflation in labour costs as a result of higher global inflation rates.

Direct materials and services

Direct materials and services increased by £118 million, or 20.1%, to £704 million in the year ended 31 December 2022 from £586 million in the year ended 31 December 2021. The increase was a result of the increase in sales of products and services and businesses acquired during the year ended 31 December 2022.

Vehicle costs

Vehicle costs increased by £55 million, or 37.6%, to £201 million in the year ended 31 December 2022 from £146 million in the year ended 31 December 2021, which was a result of the increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and significantly higher fuel costs as a result of global inflation caused by the conflict in Ukraine, further vehicle usage has increased due to the non-repeat of COVID-19 lockdowns in the year ended 31 December 2021.

Property costs

Property costs increased by £22 million, or 37.5%, to £82 million in the year ended 31 December 2022 from £60 million in the year ended 31 December 2021 as a result of the acquisition of Terminix and other businesses during the year.

Depreciation and impairment of property, plant and equipment

Depreciation and impairment of property, plant and equipment increased by £12 million, or 8.9%, to £140 million in the year ended 31 December 2022 from £128 million in the year ended 31 December 2021 mainly as a result of businesses acquired during the year ended 31 December 2022, and a return to a more normal pattern of capex investment as the business recovered from lower usage during the pandemic.

Amortisation and impairment of intangible assets

Amortisation and impairment of intangible assets increased by £49 million, or 53.5%, to £140 million in the year ended 31 December 2022 from £91 million in the year ended 31 December 2021 mainly as a result of businesses acquired and associated intangibles recognised on acquisition, specifically the acquisition of Terminix. Further, increases have been driven by goodwill impairments of £22 million (2021: £nil) in hyperinflationary markets such as Lebanon, Argentina, and Turkey.

One-off and adjusting items

One-off and adjusting items increased by £115 million, or 556.7%, to £136 million in the year ended 31 December 2022 from £21 million in the year ended 31 December 2021 as a result of professional fees and other costs related to the acquisition of Terminix and other businesses, and also integration costs relating to the combination of the businesses acquired.

Other operating expenses

Other operating expenses increased by £61 million, or 35.2%, to £234 million in the year ended 31 December 2022 from £173 million in the year ended 31 December 2021, largely due to businesses acquired during the year ended 31 December 2022.

Operating profit

Operating profit decreased by £30 million, or 8.4%, to £317 million in the year ended 31 December 2022 from £347 million in the year ended 31 December 2021. The decrease in operating profit was a result of the increase in revenue of £757 million, or 25.6%, to £3,714 million in the year ended 31 December 2022 from £2,957 million in the year ended 31 December 2021 offset by the increase in operating expenses of £787 million, or 30.1%, to £3,397 million in the year ended 31 December 2022 from £2,610 million in the year ended 31 December 2021. This decrease in operating profit reflected revenue growth across all major countries and regions in which the Group operates and the execution of its high service and innovation and technology strategy, which drove customer retention and new sales of innovative new products to meet evolving customer needs, offset by £136 million of deal, integration and other one-off costs arising largely as a result of the Terminix transaction.

Profit before Income Tax

Profit before Income Tax decreased by £29 million, or 9.1%, to £296 million in the year ended 31 December 2022 from £325 million in the year ended 31 December 2021 due to the decrease in operating profit by £30 million, or 8.4%, to £317 million in the year ended 31 December 2022 from £347 million in the year ended 31 December 2022, with net finance costs of £30 million in the year ended 31 December 2022 in line with the year ended 31 December 2021.

Income tax expenses

Income tax expenses increased by £2 million, or 3.2%, to £64 million in the year ended 31 December 2022 from £62 million in the year ended 31 December 2021 due to an effective tax rate of 21.6% in the year ended 31 December 2022 compared to an effective tax rate of 19.0% in the year ended 31 December 2021.

Profit for the year

Profit for the year decreased by £31 million, or 12.0%, to £232 million in the year ended 31 December 2022 from £263 million in the year ended 31 December 2021. The decrease in profit was a result of the decrease in profit before income tax of £29 million, or 9.1%, to £296 million in the year ended 31 December 2022 from £325 million in the year ended 31 December 2021 and the increase in income tax expenses of £2 million, or 3.2%, to £64 million in the year ended 31 December 2022 from £62 million in the year ended 31 December 2021.

Revenue by geographical location

Following is a discussion of the Group’s revenues by geographical location for the years ended 31 December 2022 and 2021.

The table below sets forth revenue by geographic location for the years ended 31 December 2022 and 2021. For the year ended 31 December 2022, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 50%, 25%, 10%, 9% and 6% of the Group’s total revenue, respectively. For the year ended 31 December 2021, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 9% and 7% of the Group’s total revenue, respectively.

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Revenue:
North America[1]	1,849	1,291	1,197	43.3	7.8
Europe[2]	941	832	827	13.1	0.6
UK & Sub-Saharan Africa[3]	370	359	327	3.0	9.7
Asia & MENAT[4]	321	271	263	18.4	3.0
Pacific[5]	227	197	178	15.2	10.7
Central	6	7	11	(10.3)	(34.0)
Total	3,714	2,957	2,803	25.6	5.5
1.	North America includes the US and Canada.
2.	Europe includes France, Germany, Benelux (Belgium, The Netherlands and Luxembourg), Central Eastern Europe, Southern Europe, Nordics (Norway, Sweden, Finland, Denmark and Poland), Latin America and Caribbean (including Puerto Rico).
3.	UK & Sub-Saharan Africa includes UK, Ireland, Baltics and Sub-Saharan Africa (South Africa, Kenya, Tanzania, Mozambique and Malawi).
4.	Asia & MENAT includes India, China, Indonesia, Malaysia and other Asian countries and MENAT (Turkey, United Arab Emirates, Saudi Arabia, Jordan, Ghana and Lebanon).
5.	Pacific includes Australia, New Zealand and Fiji.

North America

Revenue increased by £558 million, or 43.3%, to £1,849 million in the year ended 31 December 2022 from £1,291 million in the year ended 31 December 2021. Foreign exchange movements had a favourable effect of £175 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £363 million. The remaining growth of £20 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the region, impacted by a £61 million unwind of disinfection revenues versus 2021. Excluding disinfection, revenue growth was driven by broad-based momentum in all businesses and an incremental return to more normalised trading patterns. The

Group saw good growth in its residential Pest Control portfolio, from both acquisitions in the years ended 31 December 2021 and 2022 and continued marketing and sales focus.

Revenues were supported by very limited disinfection sales in the year ended 31 December 2022. Sales from disinfection amounted to £2 million in the year ended 31 December 2022 compared to £63 million in the year ended 31 December 2021.

Including the impacts of M&A and foreign exchange, contract revenue grew by £436 million to £1,177 million in the year ended 31 December 2022 from £741 million in the year ended 31 December 2021, product revenue increased by £71 million to £301 million in the year ended 31 December 2022 from £230 million in the year ended 31 December 2021 and job revenue increased by £49 million to £374 million in the year ended 31 December 2022 from £325 million in the year ended 31 December 2021. Job revenue includes disinfection revenues.

Europe

Revenue increased by £109 million, or 13.1%, to £941 million in the year ended 31 December 2022 from £832 million in the year ended 31 December 2021. This increase was driven by Latin America (including Caribbean) increasing by £34 million, or 35.4%, to £129 million in the year ended 31 December 2022 from £95 million in the year ended 31 December 2021, France, which increased by £32 million, or 10.2%, to £338 million in the year ended 31 December 2022 from £306 million in the year ended 31 December 2021, Nordics, which increased by £18 million, or 24.7%, to £90 million in the year ended 31 December 2022 from £72 million in the year ended 31 December 2021, and Southern Europe, which increased revenues by £15 million, or 10.1%, to £164 million in the year ended 31 December 2022 from £149 million in the year ended 31 December 2021.

Foreign exchange movements had an adverse effect of £1 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £46 million. The remaining growth of £64 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the region.

The region has enjoyed stronger performance in 2022, with continued momentum in the second half of the year. This has resulted in higher revenue and profitability, driven by both effective price increases and resilience in overall demand. There has been stabilisation of relationships across customer sectors post-COVID-19, with the business back to providing full contractual service terms in the majority of its markets. France Workwear revenue increased by £26 million, or 15.6%, to £192 million in the year ended 31 December 2022 from £166 million in the year ended 31 December 2021. Improving market conditions were reflected in its stronger contribution, which overall is back to pre-COVID-19 levels and supported by robust pricing.

Including the impacts of M&A and foreign exchange, contract revenue grew by £89 million to £744 million in the year ended 31 December 2022 from £655 million in the year ended 31 December 2021, product revenue increased by £5 million to £37 million in the year ended 31 December 2022 from £32 million in the year ended 31 December 2021 and job revenue increased by £16 million to £150 million in the year ended 31 December 2022 from £134 million in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £21 million to £8 million in the year ended 31 December 2022 from £29 million in the year ended 31 December 2021.

UK & Sub-Saharan Africa

Revenue increased by £11 million, or 3.0%, to £370 million in the year ended 31 December 2022 from £359 million in the year ended 31 December 2021. This increase was driven by UK, Ireland and Baltics increasing revenue by £11 million, or 3.1%, to £329 million for the year ended 31 December 2022 from £318 million in the year ended 31 December 2021.

Foreign exchange movements and acquisitions had zero effect. The growth of £11 million is driven by organic actions taken to increase the existing revenues of the region.

The region delivered a resilient trading performance against strong comparators in the prior year, which had provided strong growth opportunities in both the medical waste and disinfection business streams. Good revenue growth was delivered in both the Pest Control business and core Hygiene operations. This was accompanied by an improved performance year-on-year in the Ambius business, which benefited from a comparatively supportive operating environment in the hospitality, office and travel sectors. The UK Property Care business was slightly dampened by domestic property services, where growth slowed in line with the housing market.

Including the impacts of M&A and foreign exchange, contract revenue grew by £12 million to £263 million in the year ended 31 December 2022 from £251 million in the year ended 31 December 2021 and job revenue decreased by £12 million to £93 million in the year ended 31 December 2022 from £105 million in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £6 million to nil in the year ended 31 December 2022 from £6 million in the year ended 31 December 2021. Job revenue also includes COVID-19 waste services, which reduced in the year ended 31 December 2022 as the UK vaccine roll-out tailed off.

Asia & MENAT

Revenue increased by £50 million, or 18.4%, to £321 million in the year ended 31 December 2022 from £271 million in the year ended 31 December 2021. This revenue increase was driven by MENAT increasing revenue by £16 million, or 55.1%, to £45 million in the year ended 31 December 2022 from £29 million in the year ended 31 December 2021, Indonesia increasing by £6 million, or 12.5%, to £48 million in the year ended 31 December 2022 from £42 million in the year ended 31 December 2021, Malaysia improving by £6 million, or 15.6%, to £39 million in the year ended 31 December 2022 from £33 million in the year ended 31 December 2021, Singapore improving by £5 million, or 14.0%, to £36 million in the year ended 31 December 2022 from £31 million in the year ended 31 December 2021, India increasing revenue by £4 million, or 9.2%, to £58 million in the year ended 31 December 2022 from £54 million in the year ended 31 December 2021 and China improving by £4 million, or 21.6%, to £22 million for the year ended 31 December 2022 from £18 million in the year ended 31 December 2021. Pricing was complemented with volume growth, which benefited from post-COVID market reopening.

Foreign exchange movements had a favourable effect of £14 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £6 million. The remaining growth of £30 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the region.

Including the impacts of M&A and foreign exchange, contract revenue grew by £41 million to £246 million in the year ended 31 December 2022 from £205 million in the year ended 31 December 2021, job revenue increased by £5 million to £57 million in the year ended 31 December 2022 from £52 million in the year ended 31 December 2021 and product revenue increased by £3 million to £21 million in the year ended 31 December 2022 from £18 million in the year ended 31 December 2021. Job revenue included disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £7 million to £10 million in the year ended 31 December 2022 from £17 million in the year ended 31 December 2021.

Pacific

Revenue increased by £30 million, or 15.2%, to £227 million in the year ended 31 December 2022 from £197 million in the year ended 31 December 2021. Australia revenue increased by £17 million, or 11.4%, to £166 million in the year ended 31 December 2022 from £149 million in the year ended 31 December 2021 and New Zealand grew by £12 million, or 26.6%, to £57 million in the year ended 31 December 2022 from £45 million in the year ended 31 December 2021. The Pacific saw increased demand for services as it benefited from reopened markets, international travel and a return to offices.

Foreign exchange movements had a favourable effect of £5 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £7 million. The remaining growth of £18 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the region.

Including the impacts of M&A and foreign exchange, contract revenue grew by £21 million to £179 million in the year ended 31 December 2022 from £158 million in the year ended 31 December 2021 and job revenue increased by £7 million to £44 million in the year ended 31 December 2022 from £37 million in the year ended 31 December 2021. Credit notes reduced by £2 million to £2 million in the year ended 31 December 2022 from £4 million in the year ended 31 December 2021. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £1 million to nil in the year ended 31 December 2022 from £1 million in the year ended 31 December 2021.

Revenue by business segment

Following is a discussion of the Group’s revenues by business segment for the years ended 31 December 2022 and 2021.

The table below sets forth revenue by business segment for the years ended 31 December 2022 and 2021. For the year ended 31 December 2022, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 73%, 22% and 5% of total revenue, respectively. For the year ended 31 December 2021, Pest Control, Hygiene & Wellbeing and France Workwear segments accounted for 66%, 28% and 6% of total revenue, respectively.

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Revenue:
Pest Control	2,695	1,952	1,718	38.2	13.6
Hygiene & Wellbeing	821	832	901	(1.5)	(7.6)
France Workwear	192	166	173	15.6	(4.4)
Central	6	7	11	(10.3)	(34.0)
Total	3,714	2,957	2,803	25.6	5.5

Pest Control

Revenue increased by £743 million, or 38.2%, to £2,695 million in the year ended 31 December 2022 from £1,952 million in the year ended 31 December 2021. The Pest Control business overall delivered good growth in the year, underpinned by the critical nature of its services. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business which has a high proportion of contractual activity and has benefited overall from continued good customer retention rates.

Foreign exchange movements had a favourable effect of £179 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £419 million. The remaining growth of £145 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the segment.

All revenue streams increased with contract revenue growing by £509 million to £1,758 million in the year ended 31 December 2022 from £1,249 million in the year ended 31 December 2021, job revenue increasing by £155 million to £612 million in the year ended 31 December 2022 from £457 million in the year ended 31 December 2021 and product revenue going up by £76 million to £334 million in the year ended 31 December 2022 from £258 million in the year ended 31 December 2021. A reduction in credit notes to £6 million in the year ended 31 December 2022 from £10 million in the year ended 31 December 2021 was the reason for £4 million of the revenue increase.

Hygiene & Wellbeing

Revenue decreased by £11 million, or 1.5%, to £821 million in the year ended 31 December 2022 from £832 million in the year ended 31 December 2021. This reflected the anticipated tapering of disinfection services, which was reduced by £96 million to £21 million.

Foreign exchange movements had a favourable effect of £15 million. Revenue was favourably impacted by revenues from acquisitions completed during 2022 by £3 million. The remaining decline of £29 million is driven by the flow through of a full year of revenues from acquisitions completed in 2021 alongside organic actions taken to increase the existing revenues of the segment.

France Workwear

Revenue increased by £26 million, or 15.6%, to £192 million in the year ended 31 December 2022 from £166 million in the year ended 31 December 2021. This was largely driven by the recovery of the hospitality and tourism sectors as the COVID-19 pandemic abated and as France enjoyed a more normal summer season and year.

Operating expenses by geographic region

Following is a discussion of the Group’s operating expenses by business segment for the years ended 31 December 2022 and 2021.

North America

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	836	586	543	42.7	7.6
Direct materials and services	370	294	263	25.9	11.7
Vehicle costs	98	52	43	87.0	23.0
Property costs	30	24	21	22.8	13.7
Depreciation of PPE	22	16	16	37.7	0.6
Amortisation of intangibles	69	37	34	84.4	10.7
One-off and adjusting items	70	7	(2)	875.0	413.0
Other operating expenses	177	109	105	63.0	3.5
Total	1,672	1,125	1,023	48.6	10.0

Operating expenses increased by £547 million, or 48.6%, to £1,672 million in the year ended 31 December 2022 from £1,125 million in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £250 million, or 42.7%, to £836 million in the year ended 31 December 2022 from £586 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and revenue growth during the year ended 31 December 2022. A further driver of this increase was direct materials and services which increased by £76 million, or 25.9%, to £370 million in the year ended 31 December 2022 from £294 million in the year ended 31 December 2021 as a result of an increase in revenues. The third driver of this increase was other operating expenses which increased by £68 million, or 63.0%, to £177 million in the year ended 31 December 2022 from £109 million in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022. Vehicle costs were up £46 million or 87% from £52 million in the year ended 31 December 2021 to the year ended 31 December 2022 as a result of businesses acquired during the period, higher fuel prices as a result of the conflict in Ukraine and as a result of higher usage than 2021 where some customers were suspended as a result of the COVID-19 pandemic.

Europe

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	396	367	353	8.1	3.9
Direct materials and services	129	117	113	10.1	2.9
Vehicle costs	50	52	49	(3.6)	6.3
Property costs	31	14	19	124.8	(27.1)
Depreciation of PPE	74	75	79	(0.5)	(5.2)
Amortisation of intangibles	29	15	16	88.9	(7.3)
One-off and adjusting items	5	3	11	51.6	(71.0)
Other operating expenses	75	50	64	50.0	(21.7)
Total	789	693	704	14.0	(1.6)

Operating expenses increased by £96 million, or 14.0%, to £789 million in the year ended 31 December 2022 from £693 million in the year ended 31 December 2021. The main driver of this was employee costs which increased by £29 million, or 8.1%, to £396 million in the year ended 31 December 2022 from £367 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and revenue growth during the year ended 31 December 2022. A further driver of this decrease was other operating expenses which increased by £25 million, or 50.0%, to £75 million in the year ended 31 December 2022 from £50 million in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022.

UK & Sub-Saharan Africa

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	144	147	134	(2.0)	10.2

Direct materials and services	46	51	55	(8.8)	(7.6)
Vehicle costs	19	22	24	(13.6)	(7.9)
Property costs	14	7	7	80.0	(1.3)
Depreciation of PPE	13	12	12	8.5	—
Amortisation of intangibles	—	9	10	(100.0)	(5.2)
One-off and adjusting items	5	—	1	2,650.0	(120.0)
Other operating expenses	38	28	39	36.5	(28.4)
Total	279	276	282	1.0	(1.8)

Operating expenses increased by £3 million, or 1.0%, to £279 million in the year ended 31 December 2022 from £276 million in the year ended 31 December 2021. The main driver of this was other operating expenses which increased by £10 million, or 36.5%, to £38 million in the year ended 31 December 2022 from £28 million in the year ended 31 December 2021 as a result of the non repeat of bad debt provision releases in the year ended 31 December 2021. Another driver of this increase was property costs which increased by £7 million, or 80.0%, to £14 million in the year ended 31 December 2022 from £7 million in the year ended 31 December 2021 as a result of rising property cost renewals in the UK. These increases were partially offset by a decrease in direct materials and services which decreased by £5 million, or 8.8%, to £46 million in the year ended 31 December 2022 from £51 million in the year ended 31 December 2021 as a result of non-repeat of COVID-19 related waste service costs.

Asia & MENAT

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	166	146	137	14.1	6.0
Direct materials and services	60	50	49	21.3	1.6
Vehicle costs	17	11	12	50.0	(0.9)
Property costs	6	7	7	(20.5)	(2.7)
Depreciation of PPE	14	12	12	12.4	3.4
Amortisation of intangibles	20	7	17	194.1	(60.5)
One-off and adjusting items	1	1	1	—	85.7
Other operating expenses	14	15	16	(11.0)	(4.3)
Total	298	249	251	19.4	(0.5)

Operating expenses increased by £49 million, or 19.4%, to £298 million in the year ended 31 December 2022 from £249 million in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £20 million, or 14.1%, to £166 million in the year ended 31 December 2022 from £146 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022, revenue growth during the year ended 31 December 2022 and inflationary cost increases. Another driver of the increase was amortisation of intangibles which increased by £13 million, or 194.1%, to £20 million in the year ended 31 December 2022 from £7 million in the year ended 31 December 2021 as a result of businesses acquired during the year ended 31 December 2022 and the £9 million impairment of Lebanon goodwill. The third driver of the increase was direct materials and services which increased by £10 million, or 21.3%, to £60 million in the year ended 31 December 2022 from £50 million in the year ended 31 December 2021 as a result of an increase in revenues.

Pacific

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	108	95	84	13.1	14.2
Direct materials and services	26	25	23	4.0	10.0
Vehicle costs	14	8	7	74.4	18.2
Property costs	1	4	4	(72.5)	2.6
Depreciation of PPE	14	13	11	9.2	12.1
Amortisation of intangibles	5	5	3	2.2	64.3
One-off and adjusting items	4	1	—	516.7	200.0
Other operating expenses	15	11	15	33.9	(25.8)
Total	187	162	147	15.2	10.3

Operating expenses increased by £25 million, or 15.2%, to £187 million in the year ended 31 December 2022 from £162 million in the year ended 31 December 2021. The main driver of this increase was employee costs which increased by £13 million, or 13.1%, to £108 million in the year ended 31 December 2022 from £95 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022, revenue growth during the year ended 31 December 2022 and wage inflationary impacts. A further driver of this was vehicle costs which increased by £6 million, or 74.4%, to £14 million in the year ended 31 December 2022 from £8 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2022 and higher fuel prices as a result of the conflict in Ukraine.

Operating expenses by business segment

Following is a discussion of the Group’s operating expenses by business segment for the years ended 31 December 2022 and 2021.

Pest Control

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	1,266	951	861	33.1	10.5
Direct materials and services	466	352	309	32.4	14.0
Vehicle costs	149	97	83	53.5	16.6
Property costs	57	25	30	128.2	(15.4)
Depreciation of PPE	40	31	29	29.7	5.2
Amortisation of intangibles	119	62	69	91.9	(10.6)
One-off and adjusting items	70	9	—	682.0	3,066.7
Other operating expenses	221	149	154	47.5	(3.1)
Total	2,388	1,676	1,535	42.4	9.2

Operating expenses increased by £712 million, or 42.4%, to £2,388 million in the year ended 31 December 2022 from £1,676 million in the year ended 31 December 2021. The main driver of this was employee costs which increased by £315 million, or 33.1%, to £1,266 million in the year ended 31 December 2022 from £951 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year and, revenue growth and global wage inflation caused by the conflict in Ukraine. Direct materials and services increased by £114 million, or 32.4%, to £466 million in the year ended 31 December 2022 from £352 million in the year ended 31 December 2021. The increase was as a result of the increase in sales of products and services. Vehicle costs increased by £52 million, or 53.5%, to £149 million in the year ended 31 December 2022 from £97 million in the year ended 31 December 2021, which was a result of the increase in the number of employees due to businesses acquired during the year, higher vehicle usage coming out of the pandemic and higher fuel prices caused by the conflict in Ukraine. One-off and adjusting items increased by £61 million, or 682.0%, to £70 million in the year ended 31 December 2022 from £9 million in the year ended 31 December 2021 as a result of costs relating to the Terminix transaction.

Hygiene & Wellbeing

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	298	292	295	2.0	(1.0)
Direct materials and services	154	165	180	(6.3)	(8.5)
Vehicle costs	42	42	44	(1.7)	(4.5)
Property costs	16	18	17	(13.6)	7.6
Depreciation of PPE	52	51	52	3.0	(1.6)
Amortisation of intangibles	3	11	12	(77.1)	(6.0)
One-off and adjusting items	4	1	8	200.0	(84.4)
Other operating expenses	95	78	88	23.1	(12.3)
Total	664	658	696	0.9	(5.5)

Operating expenses increased by £6 million, or 0.9%, to £664 million in the year ended 31 December 2022 from £658 million in the year ended 31 December 2021. The main drivers of this was other operating expenses which increased by £17 million, or 23.1%, to £95 million in the year ended 31 December 2022 from £78 million in the year ended 31 December 2021 and employee costs which increased by £6 million, or 2.0%, to £298 million in the year ended 31 December 2022 from £292 million in the year ended 31 December 2021 as a result of an increase in the number of employees due to businesses acquired during the year. This was partially offset by direct materials and services which decreased by £11 million, or 6.3%, to £154 million in the year ended 31 December 2022 from £165 million in the year ended 31 December 2021.

France Workwear

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Employee costs	88	80	81	10.3	(0.5)
Direct materials and services	11	9	5	16.5	78.4
Vehicle costs	8	6	6	17.2	6.7
Property costs	7	8	8	(13.1)	(1.2)
Depreciation of PPE	45	46	51	(2.8)	(9.3)
Amortisation of intangibles	—	1	1	(20.0)	(37.5)
One-off and adjusting items	1	1	3	20.0	(84.8)
Other operating expenses	2	1	1	142.9	—
Total	162	152	156	6.3	(2.5)

Operating expenses increased by £10 million, or 6.3%, to £162 million in the year ended 31 December 2022 from £152 million in the year ended 31 December 2021. The main driver of this was employee costs which increased by £8 million, or 10.3%, to £88 million in the year ended 31 December 2022 from £80 million in the year ended 31 December 2021 as a result of the number of employees in the business increasing as a result in revenue coming from the hospitality and tourism sectors returning to a more normal summer season with the abatement of travel restrictions for the COVID-19 pandemic versus 2021.

Information regarding the year ended 31 December 2021 compared to the year ended 31 December 2020

Results of Operations for the Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

Revenue

Revenue increased by £154 million, or 5.5%, to £2,957 million in the year ended 31 December 2021 from £2,803 million in the year ended 31 December 2020. Foreign exchange movements had an adverse effect of £110 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £49 million. The remaining growth of £215 million is driven by the flow through of a full year of revenues from acquisitions completed in 2020 alongside organic actions taken to increase the existing revenues of the Group. The £215 million of growth above consists of £277 million from the Pest Control segment partially offset by decreases of £56 million from the Hygiene & Wellbeing segment, £3 million from the France Workwear segment and £3 million from Central. See “Revenue by Geographical Location” and “Revenue by Business Segment” below for further discussion.

Operating Expenses

Operating expenses increased by £101 million, or 4.0%, to £2,610 million in the year ended 31 December 2021 from £2,509 million in the year ended 31 December 2020. See “Operating Expenses by Geographical Location” and “Operating Expenses by Business Segment” below for further discussion.

Employee costs

Employee costs increased by £100 million, or 7.7%, to £1,405 million in the year ended 31 December 2021 from £1,305 million in the year ended 31 December 2020. This was as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021 and the cost saving measures taken in the year ended 31 December 2020 as a result of the COVID-19 pandemic, when pay waivers were implemented across the board and all senior management grades, with bonus schemes in the first half of 2020 cancelled and the 2020 long term incentive plan (“LTIP”) grant postponed. 40% of employees were also affected by pay waivers, suspension of bonus payments and the Company’s LTIP scheme.

Direct materials and services

Direct materials and services increased by £3 million, or 0.4%, to £586 million in the year ended 31 December 2021 from £583 million in the year ended 31 December 2020. The increase was a result of the increase in sales of products and services partially offset by a non-repeat of the increased costs of personal protective equipment of £25 million incurred in the year ended 31 December 2020.

Vehicle costs

Vehicle costs increased by £12 million, or 9.3%, to £146 million in the year ended 31 December 2021 from £134 million in the year ended 31 December 2020, which was a result of the increase in the number of employees due to businesses acquired during the year ended 31 December 2021 and increased vehicle use following the reduced use due to COVID-19 lock-downs in the year ended 31 December 2020.

Property costs

Property costs decreased by £5 million, or 8.7%, to £60 million in the year ended 31 December 2021 from £65 million in the year ended 31 December 2020 as a result of the reduction in properties used during the COVID-19 pandemic.

Depreciation and impairment of property, plant and equipment

Depreciation and impairment of property, plant and equipment decreased by £4 million, or 2.9%, to £128 million in the year ended 31 December 2021 from £132 million in the year ended 31 December 2020 mainly as a result of the reduction in service contract equipment in use on customer sites as a result of the COVID-19 pandemic as revenues switched from disinfection services which did not require rental assets to £518 million at 31 December 2021 from £524 million at 31 December 2020. This reduction in service contract equipment was due to reduction in such equipment being used on customer sites as a result of the COVID-19 pandemic as revenues switched to disinfection services which did not require such equipment.

Amortisation and impairment of intangible assets

Amortisation and impairment of intangible assets decreased by £10 million, or 9.8%, to £91 million in the year ended 31 December 2021 from £101 million in the year ended 31 December 2020 mainly as a result of the non-repeat of goodwill impairments in India and Brazil of £8 million and £2 million respectively in the year ended 31 December 2020.

One-off and adjusting items

One-off and adjusting items increased by £13 million, or 168.8%, to £21 million in the year ended 31 December 2021 from £8 million in the year ended 31 December 2020 as a result of fees relating to the Terminix transaction of £6 million, and the non-repeat of a non-cash credit of £7 million relating to the closure of a pension scheme in North America in the year ended 31 December 2020.

Other operating expenses

Other operating expenses decreased by £8 million, or 4.4%, to £173 million in the year ended 31 December 2021 from £181 million in the year ended 31 December 2020.

Operating Profit

Operating profit increased by £53 million, or 17.9%, to £347 million in the year ended 31 December 2021 from £294 million in the year ended 31 December 2020. The increase in operating profit was a result of the increase in revenue of £154 million, or 5.5%, to £2,957 million in the year ended 31 December 2021 from £2,803 million in the year ended 31 December 2020 partially offset by the increase in operating expenses of £101 million, or 4.0%, to £2,610 million in the year ended 31 December 2021 from £2,509 million in the year ended 31 December 2020. This increase in operating profit reflected revenue growth across all major countries and regions in which Rentokil Initial operates and the execution of its high service and innovation and technology strategy, which drove customer retention and new sales of innovative new products to meet evolving customer needs. Rentokil Initial believes such execution of Rentokil Initial’s business strategy resulted in a 1.2% increase in net operating margins to 11.7% in the year ended 31 December 2021 from 10.5% in the year ended 31 December 2020. During the year ended 31 December 2021, the return of the core service provision allowed Rentokil Initial to fully resume its high-quality service model. As part of this resumption, Rentokil Initial was able to catch up on service, debt and customer satisfaction issues that had arisen during the early onset of the COVID-19 pandemic in the year ended 31 December 2020, resulting in the release of £20 million of revenue provisions and £12 million of bad debt provisions taken in year ended 31 December 2020.

Profit before Income Tax

Profit before income tax increased by £95 million, or 41.5%, to £325 million in the year ended 31 December 2021 from £230 million in the year ended 31 December 2020. In addition to the margin improvements described above, Rentokil Initial also incurred lower net finance costs of £30 million in the year ended 31 December 2021, a decrease of £42 million, or 59.2%, from £72 million in the year ended 31 December 2020 due to the non-recurrence of the £28 million cost of closing out an interest derivative linked to U.S. interest rates, and other fair value losses of £9 million in 2020.

Income Tax Expenses

Income tax expenses increased by £18 million, or 42.3%, to £62 million in the year ended 31 December 2021 from £44 million in the year ended 31 December 2020 due to the margin improvements described above. As a result, Rentokil Initial was subject to an effective tax rate of 19.0% in the year ended 31 December 2021 compared to an effective tax rate of 18.9% in the year ended 31 December 2020.

Profit for the Year

Profit for the year increased by £77 million, or 41.3%, to £263 million in the year ended 31 December 2021 from £186 million in the year ended 31 December 2020. The increase in profit was a result of the increase in profit before income tax of £95 million, or 41.5%, to £325 million in the year ended 31 December 2021 from £230 million in the year ended 31 December 2020 partially offset by the increase in income tax expenses of £18 million, or 42.3%, to £62 million in the year ended 31 December 2021 from £44 million in the year ended 31 December 2020.

Revenue by Geographical Location for the Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

For the year ended 31 December 2021, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 44%, 28%, 12%, 9% and 7% of Rentokil Initial’s total revenue, respectively. For the year ended 31

December 2020, revenue from North America, Europe, UK & Sub-Saharan Africa, Asia & MENAT and Pacific accounted for 43%, 29%, 12%, 9% and 6% of Rentokil Initial’s total revenue, respectively.

North America

Revenue increased by £94 million, or 7.8%, to £1,291 million in the year ended 31 December 2021 from £1,197 million in the year ended 31 December 2020. Foreign exchange movements had an adverse effect of £75 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £20 million. The remaining growth of £149 million is driven by the flow through of a full year of revenues from acquisitions completed in 2020 alongside organic actions taken to increase the existing revenues of the region. Revenue growth was driven by broad-based momentum in all businesses and an incremental return to more normalised trading patterns. Rentokil Initial saw good growth in its residential Pest Control portfolio, from both acquisitions in the years ended 31 December 2020 and 2021 and continued marketing and sales focus. Residential revenue growth in the year ended 31 December 2021 was aided by a continuation of the work from home business environment.

Revenues were supported by ongoing disinfection sales and, as expected, these significantly tapered throughout the remainder of the year as the COVID-19 pandemic related market conditions improved. Sales from disinfection amounted to £63 million in the year ended 31 December 2021 compared to £142 million in the year ended 31 December 2020. The overall performance in the year ended 31 December 2021 was also positively impacted by the recovery of the other commercial businesses: Brand Standards operations (which was significantly impacted in the year ended 31 December 2020 by temporary customer closures in the quick serve restaurant sector) returned to more regular trading with 95% of customers by the end of the year and the Ambius operations returned to pre-pandemic trading levels, delivering growth of 2.7% on the prior year.

Including the impacts of M&A and foreign exchange, contract revenue grew by £94 million to £741 million in the year ended 31 December 2021 from £647 million in the year ended 31 December 2020 and product revenue increased by £44 million to £230 million in the year ended 31 December 2021 from £186 million in the year ended 31 December 2020 but these increases were partly offset by job revenue going down by £45 million to £325 million in the year ended 31 December 2021 from £370 million in the year ended 31 December 2020.

The newly acquired business, Environmental Pest Service, the acquisition of which was completed on January 1, 2021, performed strongly and resulted in benefits from the business’s residential concentration in three important markets such as Florida, Georgia and North Carolina. The commercial Pest Control business growth was aided by good volumes of work broadly across most markets, and improvements were also seen in bird and mosquito work. The distribution business performed strongly throughout the year, which reflected the general market recovery of the pest services sector and the continued high demand for lawn, golf and turf products.

Europe

Revenue increased by £5 million, or 0.6%, to £832 million in the year ended 31 December 2021 from £827 million in the year ended 31 December 2020. This increase was driven by Southern Europe, which increased revenues by £6 million, or 4.1%, to £149 million in the year ended 31 December 2021 from £143 million in the year ended 31 December 2020 and Latin America (including Caribbean) increasing by £6 million, or 7.3%, to £95 million in the year ended 31 December 2021 from £89 million in the year ended 31 December 2020. These increases were partially offset by Germany revenues decreasing by £7 million, or 5.6%, to £114 million in the year ended 31 December 2021 from £121 million in the year ended 31 December 2020 and France, which decreased by £4 million, or 1.2%, to £306 million in the year ended 31 December 2021 from £310 million in the year ended 31 December 2020.

Foreign exchange movements had an adverse effect of £23 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £17 million. The remaining growth of £11 million is driven by the flow through of a full year of revenues from acquisitions completed in 2020 alongside organic actions taken to increase the existing revenues of the region.

The Europe region continued to experience disruption from lock-downs and intermittent restrictions throughout the year ended 31 December 2021. Despite these challenges, Workwear (France) made a good recovery and the core segments performed well, with the Pest Control segment largely back to normal and experiencing good growth, and with Hygiene & Wellbeing recovering well. Throughout the year, Rentokil Initial saw customers who remained closed reducing from 10% in the first half of the year ended 31 December 2021 to less than 1% in the second half of the year ended 31 December 2021, with trading in most countries returning to more normal levels.

Including the impacts of M&A and foreign exchange, contract revenue grew by £12 million to £655 million in the year ended 31 December 2021 from £643 million in the year ended 31 December 2020, product revenue increased by £3 million to £32 million in the year ended 31 December 2021 from £29 million in the year ended 31 December 2020 and other revenue went up by £7 million to £19 million in the year ended 31 December 2021 from £12 million in the year ended 31 December 2020. These increases were partly offset by job revenue going down by £19 million to £134 million in the year ended 31 December 2021 from £153 million in the year ended 31 December 2020. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, with reduced demand experienced in 2021.

While Rentokil Initial continued to experience some interruptions from restrictions imposed during the fourth and fifth waves of the COVID-19 virus, the impact was more on COVID-19 infections in employees, affecting their availability rather than on customer closures. Revenue growth of 8.1% in Pest Control for the year ended 31 December 2021 was impacted by continued lock-downs across parts of Europe and Latin America and poor weather in Europe which delayed the emergence of pests such as wasps and mosquitoes. The Hygiene & Wellbeing segment (excluding disinfection) grew by 3.3% in the year ended 31 December 2021, with most growth generated in the first half of the year ended 31 December 2021 due to weak comparatives as a result of the impact from lock-downs in the first half of the year ended 31 December 2020. As expected, revenue from disinfection services in 2021 tapered significantly throughout the year ended 31 December 2021. Lock-downs began to ease in the second half of the year ended 31 December 2021 across all markets, resulting in an improving performance from the France Workwear segment, which declined by 4.4% in the year ended 31 December 2021, an improvement from the rate of decline in the year ended 31 December 2020. The France Workwear segment was nevertheless impacted by temporary customer suspensions of 3.4% throughout the year (being the average percentage of customer premises closed, and hence not able to be serviced, during the year).

UK & Sub-Saharan Africa

Revenue increased by £32 million, or 9.7%, to £359 million in the year ended 31 December 2021 from £327 million in the year ended 31 December 2020. This increase was driven by UK, Ireland & Baltics increasing revenue by £30 million, or 10.3%, to £318 million for the year ended 31 December 2021 from £288 million in the year ended 31 December 2020 and Sub-Saharan Africa increasing revenue by £2 million, or 4.8%, to £41 million in the year ended 31 December 2021 from £39 million in the year ended 31 December 2020.

Foreign exchange movements had an adverse effect of £1 million. The remaining growth of £33 million is driven by organic actions taken to increase the existing revenues of the region.

Trading conditions in the UK businesses, which were impacted by lock-downs in the first quarter of the year ended 31 December 2021, improved significantly from the second quarter of the year ended 31 December 2021 as a result of continued progress with the UK’s vaccination programme and subsequent easing of restrictions. Recovery of the Irish operations was behind the UK, reflecting continuing government restrictions, however, the trajectory of improvement was similar to that experienced in the UK, although at an earlier stage. A number of key actions undertaken in the year ended 31 December 2020 aided performance in the UK in 2021, including accelerating the pace of Rentokil Initial’s service differentiation, innovation and digital marketing programmes and implementing a number of significant technology-enabled business and cost programmes. Contract revenue grew by £5 million to £251 million in the year ended 31 December 2021 from £246 million in the year ended 31 December 2020 and credit notes reduced by £27 million to £5 million in the year ended 31 December 2021 from £32 million in the year ended 31 December 2020.

The Hygiene & Wellbeing segment in the UK performed strongly throughout the year, driven by strong performances and the full year performance of the integrated Cannon Hygiene business. The Ambius business performed well, growing contract portfolio in the second half of the year ended 31 December 2021 as the challenge to make office spaces suitably appealing for employee return stimulated demand for Rentokil Initial’s products and services. The Property Care business also performed well, with revenues benefiting from strong domestic customer demand in the UK residential housing market and signs of recovery in the commercial property market.

The Sub-Saharan Africa region delivered a robust performance despite ongoing pandemic related challenges, increasing revenue by £2 million, or 4.8%, to £41 million in the year ended 31 December 2021 from £39 million in the year ended 31 December 2020.

Asia & MENAT

Revenue increased by £8 million, or 3.0%, to £271 million in the year ended 31 December 2021 from £263 million in the year ended 31 December 2020. This revenue increase was driven by MENAT increasing revenue by £8 million, or 35.3%, to £29 million in the year ended 31 December 2021 from £21 million in the year ended 31 December 2020, India increasing revenue by £5 million, or 10.1%, to £54 million in the year ended 31 December 2021 from £49 million in the year ended 31 December 2020 and China improving by £3 million, or 19.1%, to £18 million for the year ended 31 December 2021 from £15 million in the year ended 31 December 2020. This was partly offset by a revenue decrease in Indonesia of £2 million, or 5.0%, to £42 million in the year ended 31 December 2021 from £44 million in the year ended 31 December 2020 and also in Malaysia of £2 million, or 4.0%, to £33 million in the year ended 31 December 2021 from £35 million in the year ended 31 December 2020.

Foreign exchange movements had an adverse effect of £14 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £8 million. The remaining growth of £14 million is driven by the flow through of a full year of revenues from acquisitions completed in 2020 alongside organic actions taken to increase the existing revenues of the region.

This was an improving performance, but recovery was held back by difficult trading conditions in Malaysia, Indonesia, Vietnam and Thailand as a result of very restrictive lock-downs from late second quarter of the year ended 31 December 2021 and into the third quarter of the year ended 31 December 2021. With fewer restrictions and a higher vaccination rate, China performed considerably better, delivering revenue growth of 19.1% in the year ended 31 December 2021. Despite ongoing macroeconomic challenges in Lebanon, the Boecker business, acquired in August 2021, performed well with integration proceeding according to plan. Including the impacts of M&A and foreign exchange, contract revenue grew by £7 million to £205 million in the year ended 31 December 2021 from £198 million in the year ended 31 December 2020 but job revenue decreased by £3 million to £52 million in the year ended 31 December 2021 from £55 million in the year ended 31 December 2020. Credit notes reduced by £4 million to £3 million in the year ended 31 December 2021 from £7 million in the year ended 31 December 2020. Job revenue included disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £1 million to £13 million in the year ended 31 December 2021 from £14 million in the year ended 31 December 2020.

Both the Pest Control and Hygiene & Wellbeing segments continued to be impacted by the COVID-19 pandemic and lock-downs in the year ended 31 December 2021, with temporary customer suspensions peaking at 7.9% in August 2021 but falling to 2.8% by December 2021, as Rentokil Initial’s markets recovered and its ability to service customers improved. Emergency disinfection services were broadly similar in both the first and second half of the year ended 31 December 2021, providing a hedge to disruption of regular core service provision.

Pacific

Revenue increased by £19 million, or 10.7%, to £197 million in the year ended 31 December 2021 from £178 million in the year ended 31 December 2020. Australia revenue increased by £18 million, or 13.3%, to £149 million in the year ended 31 December 2021 from £131 million in the year ended 31 December 2020 and New Zealand grew by £2 million, or 4.7%, to £45 million in the year ended 31 December 2021 from £43 million in the year ended 31 December 2020.

Foreign exchange movements had a favourable effect of £4 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £4 million. The remaining growth of £11 million is driven by organic actions taken to increase the existing revenues of the region.

The core businesses in the Pacific delivered a much improved performance in the year ended 31 December 2021, despite intermittent lock-downs in both Australia and New Zealand impacting revenue, primarily in New Zealand which continued a suppression strategy towards the COVID-19 pandemic. The Australian operations were more robust, reflecting the easing of government restrictions despite the arrival of the Omicron variant in November 2021. Including the impacts of M&A and foreign exchange, contract revenue grew by £8 million to £158 million in the year ended 31 December 2021 from £150 million in the year ended 31 December 2020 and job revenue increased by £7 million to £37 million in the year ended 31 December 2021 from £30 million in the year ended 31 December 2020. Credit notes reduced by £5 million to £4 million in the year ended 31 December 2021 from £9 million in the year ended 31 December 2020. Job revenue includes disinfection revenue, which was introduced as a response to the COVID-19 pandemic, which decreased by £1 million to £1 million in the year ended 31 December 2021 from £2 million in the year ended 31 December 2020.

Demand for the Pest Control services was strong throughout the year ended 31 December 2021, particularly in commercial pest control and bird control. Residential work in the second half of the year ended 31 December 2021 was slightly weaker than in the first half of the year ended 31 December 2021, reflecting customers deferring treatments during periods of lock-down. In the Hygiene & Wellbeing segment, core service provision recovered well, although the second half of the year ended 31 December 2021 saw some weakening in service levels due to temporary site closures. Portfolio growth was strong, however, with customers responding positively to the relaunched air hygiene proposition, which was a major source of growth, and the hand sanitiser portfolio was largely maintained. The Ambius business performed well in the year ended 31 December 2021, with portfolio growth above 10% as businesses began to prepare for a return to offices.

Revenue by Business Segment for the Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

Pest Control

Revenue increased by £234 million, or 13.6%, to £1,952 million in the year ended 31 December 2021 from £1,718 million in the year ended 31 December 2020. Revenue was aided by an excellent performance from the North America business, slightly offset by weaker performances from the Australia, New Zealand, Malaysia and Indonesia operations, which were materially impacted by lock-downs in the second half of the year ended 31 December 2021. Despite some labour shortages in such period, due to a number of colleagues either off work due to COVID-19 or self-isolation, the Pest Control business in North America was the best performing region. Property Care returned to growth with revenues returning to pre pandemic levels as the UK commercial housing market strengthened.

Foreign exchange movements had an adverse effect of £86 million. Revenue was favourably impacted by revenues from acquisitions completed during 2021 by £43 million. The remaining growth of £277 million is driven by the flow through of a full year of revenues from acquisitions completed in 2020 alongside organic actions taken to increase the existing revenues of the segment.

All revenue streams increased as the COVID-19 pandemic impact lessened with contract revenue growing by £130 million to £1,249 million in the year ended 31 December 2021 from £1,119 million in the year ended 31 December 2020, job revenue increasing by £41 million to £457 million in the year ended 31 December 2021 from £416 million in the year ended 31 December 2020 and product revenue going up by £49 million to £258 million in the year ended 31 December 2021 from £209 million in the year ended 31 December 2020. A reduction in credit notes to £10 million in the year ended 31 December 2021 from £18 million in the year ended 31 December 2020 was the reason for £8 million of the revenue increase.

Hygiene & Wellbeing

Revenue decreased by £69 million, or 7.6%, to £832 million in the year ended 31 December 2021 from £901 million in the year ended 31 December 2020. This reflected the anticipated tapering of disinfection services, which was reduced by £108 million to £117 million. As with the Pest Control segment, however, the operations in Australia, New Zealand, Indonesia and Malaysia were held back by significant challenges associated with ongoing lock-downs. The rapid deployment of disinfection services across 60 countries enabled Rentokil Initial to generate £225 million of revenues in the year ended 31 December 2020. Customers who used Rentokil Initial’s services (such as offices, shops, schools, airports, emergency vehicles and public transport) did so typically to remain open during lock-down conditions. As lock-down conditions generally eased around the world and Rentokil Initial’s core services returned, customer requirements for emergency disinfection services significantly decreased, and therefore revenue from disinfection services has tapered in line with management’s expectations. Dental Services and Cleanroom Services returned to revenue growth. The Ambius business returned to modest revenue growth as the prior year impacts of the COVID-19 pandemic unwound and customers started to purchase discretionary Ambius products again.

France Workwear

Revenue decreased by £7 million, or 4.4%, to £166 million in the year ended 31 December 2021 from £173 million in the year ended 31 December 2020. In France, lock-downs began to ease in May 2021 with fewer restrictions on restaurant operations, and as a result, Rentokil Initial saw an improving performance from its Workwear business. While this improvement was encouraging, as-used volumes (where the customer only pays for specific garments laundered) were still behind pre-COVID-19 pandemic levels, impacted by ongoing temporary customer suspensions in the first half of the year ended 31 December 2021 and reduced tourism in France in the second half of the year ended 31 December 2021.

Operating Expenses by Geographical Location for the Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

North America

Operating expenses increased by £102 million, or 10.0%, to £1,125 million in the year ended 31 December 2021 from £1,023 million in the year ended 31 December 2020. The main driver of this increase was Employee Costs which increased by £43 million, or 7.6%, to £586 million in the year ended 31 December 2021 from £543 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021, revenue growth during the year ended 31 December 2021 and non-repeat of salary waivers and other pandemic actions in the year ended 31 December 2020. A further driver of this increase was Direct Materials and Services which increased by £31 million, or 11.7%, to £294 million in the year ended 31 December 2021 from £263 million in the year ended 31 December 2020 as a result of an increase in revenues, specifically as a result of growth in product distribution revenues which have a higher material cost mix than pest control services. The third driver of this increase was Vehicle Costs which increased by £9 million, or 23.0%, to £52 million in the year ended 31 December 2021 from £43 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021.

Europe

Operating expenses decreased by £11 million, or 1.6%, to £693 million in the year ended 31 December 2021 from £704 million in the year ended 31 December 2020. The main driver of this was One-off and adjusting items which decreased by £8 million, or 71.0%, to £3 million in the year ended 31 December 2021 from £11 million in the year ended 31 December 2020 as a result of lower M&A integration one-off costs in the year ended 31 December 2021. A further driver of this decrease was Property Costs which decreased by £5 million, or 27.1%, to £14 million in the year ended 31 December 2021 from £19 million in the year ended 31 December 2020 as a result of M&A integration synergies.

UK & Sub-Saharan Africa

Operating expenses decreased by £6 million, or 1.8%, to £276 million in the year ended 31 December 2021 from £282 million in the year ended 31 December 2020. The main driver of this was Other Operating Expenses which decreased by £11 million, or 28.4%, to £28 million in the year ended 31 December 2021 from £39 million in the year ended 31 December 2020 as a result of lower bad debt charges as a result of a release in the year ended 31 December 2021 as the UK economy improved coming out of the COVID 19 pandemic. Another driver of this decrease was Direct Materials and Services which decreased by £4 million, or 7.6%, to £51 million in the year ended 31 December 2021 from £55 million in the year ended 31 December 2020 as a result of lower disinfection revenues and related material costs. These decreases were partially offset by an increase in Employee Costs which increased by £13 million, or 10.2%, to £147 million in the year ended 31 December 2021 from £134 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021, revenue growth during the year ended 31 December 2021 and non-repeat of salary waivers and other pandemic actions including furlough support in the year ended 31 December 2020.

Asia & MENAT

Operating expenses decreased by £2 million, or 0.5%, to £249 million in the year ended 31 December 2021 from £251 million in the year ended 31 December 2020. The main driver of this decrease was Amortisation of Intangibles which decreased by £10 million, or 60.5%, to £7 million in the year ended 31 December 2021 from £17 million in the year ended 31 December 2020 as a result of the non-repeat of an impairment of the goodwill relating to the Indian PCI joint venture in the year ended 31 December 2020. This decrease was partially offset by an increase in Employee Costs which increased by £9 million, or 6.0%, to £146 million in the year ended 31 December 2021 from £137 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021, revenue growth during the year ended 31 December 2021 and non-repeat of salary waivers and other pandemic actions including furlough support in the year ended 31 December 2020.

Pacific

Operating expenses increased by £15 million, or 10.3%, to £162 million in the year ended 31 December 2021 from £147 million in the year ended 31 December 2020. The main driver of this increase was Employee Costs which increased by £11 million, or 14.2%, to £95 million in the year ended 31 December 2021 from £84 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year ended 31 December 2021, revenue growth during the year ended 31 December 2021 and non-repeat of salary waivers and other pandemic actions in the year ended 31 December 2020. A further driver of this was Direct Materials and Services which increased by £2 million, or 10.0%, to £25 million in the year ended 31 December 2021 from £23 million in the year ended 31 December 2020 as a result of an increase in the cost of materials due to businesses acquired during the year ended 31 December 2021 and revenue growth during the year ended 31 December 2021.

Operating Expenses by Business Segment for the Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

Pest Control

Operating expenses increased by £141 million, or 9.2%, to £1,676 million in the year ended 31 December 2021 from £1,535 million in the year ended 31 December 2020. The main driver of this was employee costs which increased by £90 million, or 10.5%, to £951 million in the year ended 31 December 2021 from £861 million in the year ended 31 December 2020 as a result of an increase in the number of employees due to businesses acquired during the year and the cost saving measures taken in the year ended 31 December 2020 as a result of the COVID-19 pandemic, when pay waivers were implemented. Direct materials and services increased by £43 million, or 14.0%, to £352 million in the year ended 31 December 2021 from £309 million in the year ended 31 December 2020. The increase was as a result of the increase in sales of products and services partially offset by a non-repeat of the increased costs of personal protective equipment in the year ended 31 December 2020. Vehicle costs increased by £14 million, or 16.6%, to £97 million in the year ended 31 December 2021 from £83 million in the year ended 31 December 2020, which was a result of the increase in the number of employees due to businesses acquired during the year and increased vehicle use following the reduced use due to lock-downs in the year ended 31 December 2020. One-off and adjusting items increased by £9 million, or 3,066.7%, to £9 million in the year ended 31 December 2021 from £0 million in the year ended 31 December 2020 as a result of fees relating to the Terminix transaction of £6 million, and the non-repeat of a non-cash credit of £7 million relating to the closure of a pension scheme in North America in the year ended 31 December 2020.

Hygiene & Wellbeing

Operating expenses decreased by £38 million, or 5.5%, to £658 million in the year ended 31 December 2021 from £696 million in the year ended 31 December 2020. The main drivers of this were direct materials and services which decreased by £15 million, or 8.5%, to £165 million in the year ended 31 December 2021 from £180 million in the year ended 31 December 2020 and other operating expenses which decreased by £10 million, or 12.3%, to £78 million in the year ended 31 December 2021 from £88 million in the year ended 31 December 2020 as a result of the decrease in disinfection services.

France Workwear

Operating expenses decreased by £4 million, or 2.5%, to £152 million in the year ended 31 December 2021 from £156 million in the year ended 31 December 2020. Movements by operating expense category were small year on year with direct materials and services increasing by £4 million to £9 million in the year ended 31 December 2021 from £5 million in the year ended 31 December 2020 and depreciation of PPE decreasing by £5 million to £46 million in the year ended 31 December 2021 from £51 million in the year ended 31 December 2020.

B.	Liquidity and Capital Resources

The information set forth under the heading “Cautionary statement” on page 222 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference. Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The primary source of the Group’s liquidity over the past three years was cash generated from operations. These funds were generally used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and the Group expects to continue to fund future operating and capital needs. The Group considers its working capital to be sufficient for its present requirements.

Cash flow activity

Following is a discussion of the Group’s cash flows for the years ended 31 December 2022 and 2021.

Cash flows from operating, investing and financing activities, as reflected in the accompanying Consolidated Cash Flow Statement, are summarised in the following table:

	2022	2021	2020	% change
	£m	£m	£m	2022	2021
Net cash provided from (used for):
Operating activities	600	563	548	6.6	2.7
Investing activities	(1,197)	(441)	(497)	(171.4)	11.3
Financing activities	1,323	(417)	229	417.3	(281.7)
Net increase/(decrease) in cash and cash equivalents	726	(295)	280	346.1	(205.4)
Cash and cash equivalents at the beginning of the year	242	551	274	(56.1)	101.1
Exchange losses on cash and cash equivalents	(89)	(14)	(3)	(537.7)	(366.7)
Cash and cash equivalents at end of the financial year	879	242	551	263.2	(56.1)

Operating activities

Net cash inflows from operating activities increased by £37 million, or 6.6%, to £600 million in the year ended 31 December 2022 from £563 million in the year ended 31 December 2021. Operating Profit decreased by £30 million, to £317 million in the year ended 31 December 2022 from £347 million in the year ended 31 December 2021. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment increased by £20 million to £148 million in the year ended 31 December 2022 from £128 million in the year ended 31 December 2021 due to businesses acquired during the period and a more normal pattern of capex following the normalisation of trading coming out of the COVID-19 pandemic, (2) Depreciation of leased assets increased by £28 million to £106 million in the year ended 31 December 2022 from £78 million in the year ended 31 December 2021. (3) Amortisation and impairment of intangible assets (excluding computer software) increased by £44 million to £118 million in the year ended 31 December 2022 from £74 million in the year ended 31 December 2021 due to businesses acquired during the period and impairments of goodwill balances in Lebanon, Argentina, Turkey and Brazil. (4) Amortisation and impairment of computer software increased by £5 million to £22 million in the year ended 31 December 2022 from £17 million in the year ended 31 December 2021 due to businesses acquired during the period. (5) Other non-cash items increased by £2 million to £8 million in the year ended 31 December 2022 from £6 million in the year ended 31 December 2021 mainly due to higher share-based payment costs as a result of the Terminix transaction.

Working capital flow decreased £22 million to a £3 million outflow in the year ended 31 December 2022 from a £19 million inflow in the year ended 31 December 2021 due to tight management of payables and receivables offset by higher levels of inventory in the year to protect against potential supply chain challenges and a negative movement on provisions. This is reflected in the trade and other receivables and accrued income inflow decreasing by £54 million to £5 million in the year ended 31 December 2022 from a £59 million in the year ended 31 December 2021 and the trade and other payable and provisions and contract liabilities flow increasing by £38 million to a £6 million inflow in the year ended 31 December 2022 from a £32 million outflow in the year ended 31 December 2021. The net impact of interest and tax paid was an increase of £10 million to £116 million in the year ended 31 December 2022 from £106 million in the year ended 31 December 2021.

Investing activities

Net cash outflows from investing activities increased by £756 million, or 171.4%, to £1,197 million in the year ended 31 December 2022 from £441 million in the year ended 31 December 2021. The main drivers of this increase were acquisitions of companies and businesses increasing by £555 million to £1,018 million for the year ended 31 December 2022 from £463 million in the year ended 31 December 2021 and net investment in term deposits inflow decreasing by £170 million to £1 million in the year ended 31 December 2022 from £171 million in the year ended 31 December 2021.

Financing activities

Net cash flows from financing activities increased by £1,740 million to a £1,323 million inflow in the year ended 31 December 2022 from a £417 million outflow in the year ended 31 December 2021. The main drivers of this increase were inflows from proceeds from new debt increasing by £2,378 million to £2,383 million for the year ended 31 December 2022 from £5 million in the year ended 31 December 2021, and dividends paid decreasing by £17 million to £122 million in the year ended 31 December 2022 from £139 million in the year ended 31 December 2021. This decrease was more than offset by outflows from debt repayments increasing by £677 million to £844 million in the year ended 31 December 2022 from £167 million in the year ended 31 December 2021 as we settled debts acquired with the Terminix transaction.

Information regarding the year ended 31 December 2021 compared to the year ended 31 December 2020

Cash Flow Activity for Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

Operating Activities

Net cash inflows from operating activities increased by £15 million, or 2.7%, to £563 million in the year ended 31 December 2021 from £548 million in the year ended 31 December 2020. The main driver of this increase was the increase in Operating Profit by £53 million, to £347 million in the year ended 31 December 2021 from £294 million in the year ended 31 December 2020. Within Operating Profit, non-cash items moved as follows: (1) Depreciation of property, plant and equipment decreased by £4 million to £128 million in the year ended 31 December 2021 from £132 million in the year ended 31 December 2020 due to capital expenditures spend being lower in 2020 as a result of the COVID 19 pandemic. (2) Depreciation of leased assets increased by £nil million to £78 million in the year ended 31 December 2021 from £78 million in the year ended 31 December 2020. (3) Amortisation and impairment of intangible assets (excluding computer software) decreased by £8 million to £74 million in the year ended 31 December 2021 from £82 million in the year ended 31 December 2020 due to non-repeat of goodwill impairments of £8 million related to the Rentokil PCI cash generating unit (CGU) and £2 million related to the Brazil CGU that occurred in the year ended December 31 2020. (4) Amortisation and impairment of computer software decreased by £2 million to £17 million in the year ended 31 December 2021 from £19 million in the year ended 31 December 2020 due to lower software capital expenditures in the year ended 31 December 2020 due to the COVID-19 pandemic. (5) Other non-cash items increased by £7 million to £6 million in the year ended 31 December 2021 from £(1) million in the year ended 31 December 2020 mainly due to higher non-cash share based payment costs. Cash tax paid in the year ended 31 December 2021 increased by £5 million to £69 million from £64 million in the year ended 31 December 2020 due to higher profits.

This increase in Operating Profit was partially offset by a decrease in working capital inflow of £30 million to £19 million in the year ended 31 December 2021 from £49 million inflow in the year ended 31 December 2020 due to the heightened focus in the year ended 31 December 2020 on working capital management in order to optimise inventory levels and to try to mitigate the increased risk around the delay and non-payment of receivables. This is reflected in the trade and other receivables inflow increasing by £78 million to £59 million in the year ended 31 December 2021 from a £19 million outflow in the year ended 31 December 2020 due to the faster collection of accounts receivable balances, the trade and other payable and provisions outflow increasing by £121 million to £43 million in the year ended 31 December 2021 from a £78 million inflow in the year ended 31 December 2020 and the inventories outflow decreasing by £20 million to £3 million in the year ended 31 December 2021 from £23 million in the year ended 31 December 2020. The net impact of interest and tax paid was an increase of £1 million to £106 million in the year ended 31 December 2021 from £105 million for the year ended 31 December 2020.

Investing Activities

Net cash outflows from investing activities decreased by £56 million, or 11.3%, to £441 million in the year ended 31 December 2021 from £497 million in the year ended 31 December 2020. The main drivers of this decrease were net investment in term deposits changing by £341 million to a £170 million inflow for the year ended 31 December 2021 from a £171 million outflow in the year ended 31 December 2020, partially offset by outflows from acquisitions of companies and businesses increasing by £269 million to £463 million for the year ended 31 December 2021 from £194 million in the year ended 31 December 2020.

Financing Activities

Net cash flows from financing activities decreased by £646 million to a £417 million outflow in the year ended 31 December 2021 from a £229 million inflow in the year ended 31 December 2020. The main drivers of this decrease were inflows from proceeds from new debt decreasing by £1,685 million to £5 million for the year ended 31 December 2021 from £1,690 million in the year ended 31 December 2020, and dividends paid increasing by £139 million to £139 million in the year ended 31 December 2021 from nil in the year ended 31 December 2020. This decrease was partially offset by outflows from debt repayments decreasing by £1,185 million to £167 million in the year ended 31 December 2021 from £1,352 million in the year ended 31 December 2020.

C.	Research and Development, Patents and Licenses

Our major research and development facilities are based in the United Kingdom.

The information set forth under the headings “Strategic Report—Utilising our strength in innovation and digital” on page 8, “Strategic Report—Key Performance Indicators—Shareholders: Driving higher revenue—Target and key activities—Sustained progress in product innovation and capability” on page 24, “Strategic Report—Our Business Review—Innovation and technology” on page 29, “Strategic Report—Pest Control—Differentiation through our innovation pipeline” on page 32, and “Strategic Report—Pest Control—Driving innovation through centres of excellence” on page 32, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—B2. Intangible assets” on pages F-40 to F-43 of this Form 20-F/A.

D.	Trend Information

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Financial Review—Going Concern” and “—Funding” on page 141 and “Cautionary statement” on page 222, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information above under the headings “Cautionary Note Regarding Forward-Looking Statements”, “The impact of macroeconomic factors and COVID-19 on the Group’s business” and “Key indicators of performance and financial condition”.

E.	Critical Accounting Estimates

The information (including tabular data) set forth under the headings “Corporate Governance—Audit Committee Report—Financial reporting” and “—Significant issues and judgements” on pages 98 to 99 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—General accounting policies—Sources of estimation uncertainty and significant accounting judgements” on pages F-10 to F-12 of this Form 20-F/A.

Non-IFRS measures

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not GAAP measures as defined under IFRS. Management believes that these measures provide valuable additional information for users of the Financial Statements in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group’s internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the nearest IFRS measures. Other companies may use similarly labelled measures which are calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)

Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates (CER). CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used for the comparisons between the years ended 31 December 2022 and 31 December 2021 are £/$ 2022: 1.2421 (2021: 1.3739) and £/€ 2022: 1.1717 (2021: 1.1617).

Adjusted profit measures

Adjusted expenses and profit measures are used to give investors and management a clearer understanding of the underlying profitability of the business over time by stripping out income and expenses that can be distortive due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page F-19).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out on the next page.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments. Adjusted expenses are one-off and adjusting items, and adjusted interest. Adjusted profit measures used are Adjusted Operating Profit and Adjusted Profit Before and After Tax.

Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2022	2021	2020
	£m	£m	£m
Operating Profit	317	347	294
Add back:
One-off and adjusting items	136	21	8
Amortisation and impairment of intangible assets[1]	118	74	82
Adjusted Operating Profit	571	442	384
1.	Excluding computer software.

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

	2022	2021	2020
	£m	£m	£m
Profit before tax	296	325	230
Add back:
Net interest adjustments	(18)	(4)	35
One-off and adjusting items	136	21	8
Amortisation and impairment of intangible assets[1]	118	74	82
Adjusted Profit Before Tax	532	416	355
Tax effect on adjustments above	(41)	(18)	(26)
Income tax expense	(64)	(62)	(44)
Adjusted Profit After Tax	427	336	285
1.	Excluding computer software.

One-off and adjusting items – operating

	2022	2021	2020
	£n	£m	£m
Acquisition and integration costs	5	13	15
Pension scheme closure in North America	—	—	(7)
UK pension scheme – return of surplus	—	—	—
Terminix acquisition costs	68	6	—
Terminix integration costs	62	—
Other	1	2	—
Total	136	21	8

Adjusted Interest

Adjusted interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy termite provision and hedge accounting recognised in other comprehensive income).

	2022	2021	2020
	£m	£m	£m
Finance cost	79	34	78
Finance income	(49)	(4)	(6)
Add back:
Amortisation of discount in legacy provisions	(3)	—	—
Gain/(loss) on hedge accounting recognised in other comprehensive income	21	4	(33)
IFRS16 interest adjustment	—	—	(2)
Adjusted Interest	48	34	37

Adjusted Earnings Per Share

Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares are explained in Note A2.

	2022	2021	2020
	£m	£m	£m
Profit attributable to equity holders of the Company	232	263	186
Add back:
Amortisation and impairment of intangibles[1]	118	74	82
Net interest adjustments[2]	(18)	(4)	35
One-off and adjusting items	136	21	8
Tax effect on above items[3]	(41)	(18)	(26)
Adjusted profit attributable to equity holders of the Company	427	336	285
Weighted average number of ordinary shares in issue (million)	2,002	1,858	1,853
Adjustment for potentially dilutive shares (million)	12	8	10
Weighted average number of ordinary shares for diluted earnings per share (million)	2,014	1,866	1,863
Basic Adjusted Earnings Per Share	21.34p	18.07p	15.37p
Diluted Adjusted Earnings Per Share	21.22p	17.99p	15.29p
1.	Excluding computer software.
2.	Includes: finance costs from hedge accounting recognised in other comprehensive income £nil (2021: £4m); interest fair value adjustment £21m (2021: £nil); discount unwind £(3)m (2021: £nil).
3.	One-off and adjusting items £20m (2021: £2m); amortisation and impairment of intangibles £25m (2021: £18m); net interest adjustments £(3)m (2021: £(1)m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Cash Flow, and Adjusted Free Cash Flow Conversion.

Cash Conversion for the year

Cash Conversion for the year is measured as net cash flows from operating activities (as per the Consolidated Cash Flow Statement) divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information to investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2022	2021	2020
	£m	£m	£m
Net cash flows from operating activities (a)	600	563	548
Profit attributable to equity holders of the Company (b)	232	263	186
Cash Conversion for the year (a/b)	258.6%	214.1%	294.6%

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below:

	2022	2021	2020
	£m	£m	£m
Net cash flows from operating activities	600	563	548
Purchase of property, plant and equipment	(153)	(128)	(130)
Purchase of intangible fixed assets	(37)	(32)	(23)
Capital element of lease payments and initial direct costs incurred	(104)	(88)	(83)
Proceeds from sale of property, plant and equipment, and software	5	7	6
Cash impact of one-off and adjusting items	59	27	7
Dividends received from associates	4	4	12
Free Cash Flow	374	353	337

Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income.

	2022	2021	2020
	£m	£m	£m
Free Cash Flow	374	353	337
Product development additions	10	7	6
Net investment hedge cash interest through Other Comprehensive Income	8	4	5
Adjusted Free Cash Flow (a)	392	364	348
Adjusted Profit After Tax (b)	427	336	285
Adjusted Free Cash Flow Conversion (a/b)	91.8%	108.3%	122.1%

Adjusted Cash Flow

Adjusted Cash Flow is calculated in the same way as Free Cash Flow (above) but adding back net interest paid and income tax paid.

	2022	2021	2020
	£m	£m	£m
Net cash flows from operating activities	600	563	548
Add back:
Interest received	(13)	(5)	(8)
Interest paid	52	42	49
Income tax paid	77	69	64

Deduct:
Purchase of property, plant and equipment	(153)	(128)	(130)
Purchase of intangible fixed assets	(37)	(32)	(23)
Capital element of lease payments and initial direct costs incurred	(104)	(88)	(83)
Proceeds from sale of property, plant and equipment	5	7	6
Cash impact of one-off and adjusting items	59	27	7
Dividends received from associates	4	4	12
Adjusted Cash Flow	490	459	442

Adjusted Effective Tax Rate (ETR)

Effective tax rate is used to show investors and management the rate of tax applied to the Group’s Adjusted Profit Before Tax. The measure is calculated by dividing adjusted income tax expense by Adjusted Profit Before Tax, expressed as a percentage.

	2022	2022	2021
	AER	CER	AER/CER
	£m	£m	£m
Income tax expense	64	63	62

Tax adjustments on:
Amortisation and impairment of intangible assets[1]	24	22	18
One-off and adjusting items – operating	20	19	1
Net interest adjustments	(3)	(3)	(1)
Adjusted Income Tax Expense (a)	105	101	80
Adjusted Profit Before Tax (b)	532	515	416
Adjusted Effective Tax Rate (a/b)	19.7%	19.7%	19.4%
1.	Excluding computer software

The Group’s effective tax rate (ETR) for 2022 on reported profit before tax was 21.6% (2021: 19.0%). The Group’s Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for 2022 was 19.7% (2021: 19.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (2021: 24%). The Group’s low tax rate is primarily attributable to net prior-year tax credits of £9 million (2021: £16 million).

The Group’s tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Sally Johnson joined the Board as a Non-Executive Director with effect from 1 April 2023. Sally brings to the Board substantial commercial and strategic finance experience from her extensive executive career. Sally is the Chief Financial Officer of the FTSE 100 company Pearson plc, which is also listed on the New York Stock Exchange. Since joining Pearson in 2000 she has held various finance and operations roles across The Penguin Group, the education business and at a corporate level at Pearson. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018. Sally is a member of the Institute of Chartered Accountants in England and Wales and completed her training at PricewaterhouseCoopers.

The information (including tabular data) set forth under the headings “Corporate Governance—Chairman’s Introduction to Governance—Board composition and succession” on page 73, “Corporate Governance—Board of Directors” on pages 74 to 75, “Corporate Governance—Corporate Governance Report—External commitments” on page 79, “Corporate Governance—Summary of the 2021 Directors’ Remuneration Policy—Recruitment—Directors’ service agreements-Executive Directors” on page 129 and “Other Information—Directors’ Report—Re-election of Directors and service contracts” and “—Directors’ interests” on page 215, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

In addition to the Board of Directors, the Executive Leadership Team (“ELT”) supports the Chief Executive in managing the business at Group level, overseeing safety, performance, operational plans and actions, governance and risk management. The Board delegates the execution of the Company’s strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT through a documented Group Authority Schedule, which the Board reviews annually. The information set forth under the heading “Corporate Governance—Executive Leadership Team” on pages 76 to 77 of the Annual Report 2022 included as exhibit 15.1 to this Form  20-F/A dated 8 February 2024 is incorporated by reference.

B.	Compensation

Sally Johnson joined the Board as a non-executive director with effect from 1 April 2023 and did not receive remuneration in the year ended 31 December 2022.

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference:

●	“Corporate Governance—Directors’ Remuneration Report” on pages 108 to 110;
●	“Corporate Governance—Remuneration at a glance” on pages 111 to 112, excluding:

othe caption “Organic Revenue Growth” and the figure below such caption under the subheading “Our performance” on page 111;

●	“Corporate Governance—Directors’ Annual Remuneration Report” on pages 113 to 125, excluding:

othe sentence beginning “Delivered 29.0% growth in Pest Control…”, under the subheading “Stuart Ingall-Tombs, Chief Financial Officer” on page 116; and

●	“Corporate Governance—Summary of the 2021 Directors’ Remuneration Policy” on pages 126 to 129.

The reference to Adjusted Free Cash Flow Conversion on page 111 is supplemented by the following disclosure: “Cash conversion for the year was 251.2% for the period between 1 January 2020 to 31 December 2022. Cash conversion for the year is defined as profit for the year to net cash flows from operating activities.”

References to Adjusted Free Cash Flow Conversion on page 116 are supplemented by the following disclosure: “Cash conversion for the year was 258.6% in 2022 representing strong flow through of profits to cash generated. Cash conversion for the year is defined as profit for the year to net cash flows from operating activities.”

Please also see the information set forth under the headings “Financial Statements—Notes to the Financial Statements—A9. Employee benefit expense” on pages F-26 to F-27, “Financial Statements—Notes to the Financial Statements—A10. Retirement benefit obligations” on pages F-27 to F-30, “Financial Statements—Notes to the Financial Statements—A11. Share-based payments” on pages F-30 to F-31, “Financial Statements—Notes to the Financial Statements—D4. Related party transactions—Key management personnel” on page F-63 and “Financial Statements—Notes to the Financial Statements—D6. Post balance sheet events” on page F-64, in each case of this Form 20-F/A.

C.	Board Practices

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2022 included as exhibit 15.1 to this Form 20 F/A dated 8 February 2024 is incorporated by reference:

●	“Corporate Governance—Chairman’s Introduction to Governance” on pages 72 and 73;
●	“Corporate Governance—Board of Directors” on pages 74 and 75;
●	“Corporate Governance—Corporate Governance Report” on pages 78 to 94;
●	“Corporate Governance—Audit Committee Report” on pages 95 to 102;
●	“Corporate Governance—Nomination Committee Report” on pages 103 to 107;
●	“Corporate Governance—Directors’ Remuneration Report” on pages 108 to 110;
●	“Corporate Governance—Remuneration at a glance” on pages 111 to 112, excluding:

othe caption “Organic Revenue Growth” and the figure below such caption under the subheading “Our performance” on page 111;

●	“Corporate Governance—Directors’ Annual Remuneration Report” on pages 113 to 125, excluding:

othe sentence beginning “Delivered 29.0% growth in Pest Control…”, under the subheading “Stuart Ingall-Tombs, Chief Financial Officer” on page 116;

●	“Corporate Governance—Summary of the 2021 Directors’ Remuneration Policy” on pages 126 to 129; and
●	“Other Information—Directors’ Report—Re-election of Directors and service contracts” on page 215.

The reference to Adjusted Free Cash Flow Conversion on page 111 is supplemented by the following disclosure: “Cash conversion for the year was 251.2% for the period between 1 January 2020 to 31 December 2022. Cash conversion for the year is defined as profit for the year to net cash flows from operating activities.”

References to Adjusted Free Cash Flow Conversion on page 116 are supplemented by the following disclosure: “Cash conversion for the year was 258.6% in 2022 representing strong flow through of profits to cash generated. Cash conversion for the year is defined as profit for the year to net cash flows from operating activities.”

Please also see the information above under the heading Item 6.A “Directors and Senior Management”.

D.	Employees

The information set forth under the headings “Strategic Report—Our Strategic Priorities—Employer of Choice/retention” on page 20, “Strategic Report—Our Stakeholders—Committed to stakeholder engagement—Colleagues” on page 46 (including the graphical data on page 46), “Corporate Governance—Directors’ Remuneration Report—Response to cost-of-living challenges—Wider workforce engagement” on page 108 and “Corporate Governance—Directors’ Annual Remuneration Report-2022—Remuneration in context—Wider workforce policy” and “—Wider workforce engagement” on page 121, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—A9. Employee benefit expense” (including the tabular data) on pages F-26 to F-27 of this Form 20-F/A.

During 2021, we made changes to our regional structure, designed to provide clearer geographic links and aligned growth strategies, as follows:

●	North America: Puerto Rico joined the Latin America (“LATAM”) region.
●	Europe: Norway, Sweden, Finland, Denmark and Poland (the “Nordics”) joined the Europe region (formerly in UK & Rest of World) and continues to include LATAM, which has been expanded to include Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America). The LATAM region is combined with Europe. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as it historically reported through this region, it is similar in nature to the Europe businesses and has language and cultural alignment.
●	UK & Sub-Saharan Africa: No change to the United Kingdom, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions.
●	Asia & MENAT: Enlarged region includes Asia and Middle East, North Africa and Turkey (“MENAT”) countries.
●	Pacific: No change.

The following table sets forth the number of Group employees in 2021 and 2020 pursuant to the regional structure in effect during the relevant period.

Colleagues by region as at 31 December	2021	2020
North America	10,316	9,088
Europe & Latin America	9,386	9,137
UK & Rest of World	7,833	7,574
Asia	16,216	16,590
Pacific	2,280	2,200
Total	46,031	44,589

E.	Share Ownership

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2022—Performance Share Plan (PSP) vesting” on page 109, “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2022—PSP grants” on page 110, “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2022—Shareholding”, “—Strategic alignment of pay” and “—Use of discretion” on page 110, “Corporate Governance—Directors’ Annual Remuneration Report-2022—Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards”

on pages 117 to 118 and “Corporate Governance—Directors’ Annual Remuneration Report-2022—Directors’ shareholdings and share interests” on pages 119 to 120, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—A11. Share-based payments” on pages F-30 to F-31 of this Form 20-F/A.

Directors’ Share Interests

The interests of Directors and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as of 31 March 2023 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Richard Solomons	62,000	*
Andy Ransom(1)	2,209,719	*
Stuart Ingall-Tombs	171,350	*
David Frear	2,500	*
Sally Johnson	—	*
Sarosh Mistry	—	*
John Pettigrew	55,000	*
Julie Southern	9,891	*
Cathy Turner	24,736	*
Linda Yueh	1,590	*
*	Less than 1%
(1)	Andy Ransom has an interest in 4,385,690 vested PSP shares from the 2014, 2015, 2016, 2017, 2018 and 2019 awards, which he has not yet exercised and 191,748 vested DBP shares from his 2019 and 2020 award. These figures are not included in his beneficial interest of Rentokil Initial ordinary shares as of March 31, 2023 above but are included in the share award table below.

ELT Members’ Share Interests

The table below sets out the number of Rentokil Initial ordinary shares held as of 31 March 2023 by each Executive Director. Rentokil Initial ordinary shares owned outright include those held by connected persons.

					Interest in PSP	Interest in PSP
					and DBP	and DBP
				Ordinary	awards	awards	Interest in PSP
			Value of	shares	available to	subject to	awards subject
	Shareholding	Number of	shareholding as	owned outright	exercise	holding	to performance
	requirement as	ordinary shares	of 31 Mar	as a % of	as of	period as of	conditions as of
	a % of salary(1)	owned outright	2023(2)	salary(3)	31 Mar 2023	31 Mar 2023	31 Mar 2023
Andy Ransom	300%	2,209,719	£12,847,306	1,425%	3,420,446	1,395,281	2,245,171
Stuart Ingall-Tombs	200%	171,350	£996,229	181%	—	140,214	1,010,824
(1)

All Executive Directors are required to hold shares equivalent in value to a percentage of their salary within a five-year period from their appointment date. For the Chief Executive, this requirement is 300% of annual salary and for the Chief Financial Officer, 200% of annual salary.

(2)	The price of a Rentokil Initial ordinary share is based on the closing share price on 30 March 2023 of 581.40p.
(3)	Stuart Ingall-Tombs is 28.5 months into his five-year period to meet the shareholding requirement. He is on track to meet the holding requirement ahead of the five-year requirement.

The interests of ELT members and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as of 31 March 2023 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Gary Booker	—	*
Rachel Canham	—	*
Vanessa Evans	16,028	*
Mark Gillespie	—	*
Chris Hunt	8,818	*
Alain Moffroid	817,936	*
John Myers	361,964	*
Brett Ponton	96,195	*
Mark Purcell	9,338	*
Andrew Stone	—	*
Brian Webb	11,124	*
Phill Wood	—	*
*	Less than 1%

Total PSP and DBP Awards held by ELT Members

The table below sets out the number of PSP and DBP awards held as of 31 March 2023 by each Director.

								Shares
								available
		Share price			Shares	Shares	Dividend	for		Dividend	Shares
		used to			awarded	lapsed	equivalent	exercise		equivalent	exercised		Outstanding
		determine		Scheme interest	1 Jan 22	1 Jan 22	shares	1 Jan 22		shares at	1 Jan 22		awards	Performance
	Date of award	award		at 1 Jan 2022	to 31 Mar 23	to 31 Mar 23	at vest	to 31 Mar 23		exercise	to 31 Mar 23		at 31 Mar 23	period end
2013 PSP(1)
Andy Ransom	30/04/2013	96.0	p	513,403	—	—	—	513,403		43,414	556,817	(8)	—	29/04/2016
Andy Ransom	01/10/2013	109.0	p	388,853	—	—	—	388,853		26,132	414,985	(8)	—	29/04/2016
2014 PSP(1)
Andy Ransom	31/03/2014	123.4	p	912,792	—	—	—	912,792		—	—		912,792	30/03/2017
2015 PSP(1)
Andy Ransom	31/03/2015	135.5	p	883,906	—	—	—	883,906		—	—		883,906	30/03/2018
2016 PSP(1)
Andy Ransom	12/05/2016	159.4	p	869,324	—	—	—	869,324		—	—		869,324	10/03/2019
2017 PSP(1)
Andy Ransom	31/03/2017	246.4	p	562,676	—	—	—	562,676		—	—		562,676	30/03/2020
2018 PSP
Andy Ransom	29/03/2018	271.2	p	553,300	—	—	—	487,350		—	—		487,350	28/03/2021
Andy Ransom	14/05/2018	271.2	p	138,325	—	—	—	121,837		—	—		121,837	13/05/2021
2019 PSP(2)(3)(6)
Andy Ransom	25/03/2019	346.6	p	551,987	—	18,547	14,365	547,805		—	—		547,805	24/03/2022
Stuart Ingall-Tombs(4)	25/03/2019	346.6	p	60,978	—	17,538	1,169	44,609	(7)	—	44,609	(7)	—	24/03/2022
2019 DBP(5)
Andy Ransom	25/03/2019	346.6	p	72,505	—	—	—	72,505		—	—		72,505	24/03/2022
2020 DBP(5)
Andy Ransom	24/03/2020	358.6	p	119,243	—	—	—	—		—	—		119,243	23/03/2023
2020 PSP
Andy Ransom	08/09/2020	530.2	p	412,580	—	—	—	—		—	—		412,580	07/09/2023
Stuart Ingall-Tombs	08/09/2020	530.2	p	188,608	—	—	—	—		—	—		188,608	07/09/2023
2021 PSP
Andy Ransom	23/03/2021	494.4	p	442,455	—	—	—	—		—	—		442,455	23/03/2024
Andy Ransom	18/05/2021	468.5	p	140,074	—	—	—	—		—	—		140,074	18/05/2024
Stuart Ingall-Tombs	23/03/2021	494.4	p	202,265	—	—	—	—		—	—		202,265	23/03/2024
2022 PSP
Andy Ransom	04/03/2022	497.6	p	—	659,415	—	—	—		—	—		659,415	04/03/2025
Stuart Ingall-Tombs	04/03/2022	497.6	p	—	331,592	—	—	—		—	—		331,592	04/03/2025
2022 DBP(5)
Andy Ransom	22/03/2022	507.2	p	—	114,211	—	—	—		—	—		124,211	22/03/2025
Stuart Ingall-Tombs	22/03/2022	507.2	p	—	70,597	—	—	—		—	—		70,597	22/03/2025
2023 DBP
Andy Ransom	30/03/2023	572.2	p	—	590,647	—	—	—		—	—		590,647	29/03/2026
Stuart Ingall-Tombs	30/03/2022	572.2	p	—	288,360	—	—	—		—	—		288,360	29/03/2026
(1)

Rentokil Initial ordinary shares held by Andy Ransom under the 2014, 2015, 2016, 2017, 2018 and 2019 PSP awards are vested but unexercised and total 4,385,690. Stuart Ingall-Tombs did not hold any vested, but unexercised options.

(2)

PSP awards are entitled to receive dividend equivalents in the form of shares based on dividend payments between the date of grant and vesting. These are included in the total shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of shares post vesting based on dividend payments between the date of vest and the date one month before exercise. These shares are applied at exercise.

(3)	The 2019 PSP award partially vested at 96.64%.
(4)

The 2019 award for Stuart Ingall-Tombs were made prior to his appointment as an Executive Director. The award was granted as conditional shares that are automatically exercised on vesting. Part of the 2019 award is subject to the achievement of North America specific targets related to revenue and profit margin growth and the shares for this element have been prorated for his CFO North America role.

(5)	The 2019, 2020, 2022 and 2023 DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.
(6)

The awards granted were in the form of nil-cost options and may be exercised after vesting up to 10 years from the date of grant, with the exception of awards granted to Stuart Ingall-Tombs in 2019, this award was granted as a conditional award.

(7)	Stuart Ingall-Tombs 2019 award was a conditional award and was automatically released on vest on 25 March 2022, the shares had nil cost and the market value was £233,756.
(8)	Andy Ransom exercised his 2013 award on 22 March 2023. The shares had nil cost and the market value was 559.86p.

The table below sets out the number of PSP awards held as of 31 March 2023 by each ELT member.

		Shares available for	Shares exercised	Outstanding
	Scheme interest	exercise 1 Jan 2022	1 Jan 2022 to	awards at
	at 1 Jan 2022	to 31 Mar 2023	31 Mar 2023	31 Mar 2023
Gary Booker(1)	404,113	241,448	158,902	406,827
Rachel Canham(2)	—	—	—	221,160
Vanessa Evans(3)	531,660	374,557	—	684,784
Mark Gillespie(4)	280,144	207,320	—	379,162
Chris Hunt(5)	358,021	258,349	—	455,167
Alain Moffroid(6)	457,090	288,871	294,840	326,431
John Myers(7)	274,066	60,608	60,771	516,551
Mark Purcell(8)	403,969	310,161	—	506,202
Andrew Stone(9)	187,383	102,703	5,983	271,148
Brian Webb(10)	215,847	128,136	—	301,309
Phill Wood(11)	696,379	528,954	—	859,562
(1)	The expiration date of the awards outstanding on 31 March 2023 by Gary Booker are as follows: (i) 85,618 on 25 March 2029, (ii) 78,491 on 8 September 2030, (iii) 84,174 on 23 March 2031, (iv) 83,633 on 4 March 2032 and (v) 74,911 on 30 March 2033.
(2)	The expiration date of the awards outstanding on 31 March 2023 by Rachel Canham are as follows: (i) 152,347 on 6 September 2032 and (ii) 68,813 on 30 March 2033.
(3)

The expiration date of the awards outstanding on 31 March 2023 by Vanessa Evans are as follows: (i) 179,050 on 11 March  2026, (ii) 105,244 on 29 March 2028, (iii) 90,263 on 25 March 2029, (iv) 75,807 on 8 September 2030, (v) 81,296 on 23 March 2031, (vi) 80,774 on 4 March 2032 and (vii) 72,350 on 30 March 2033.

(4)

The expiration date of the awards outstanding on 31 March 2023 by Mark Gillespie are as follows: (i) 74,444 on 11 March 2026, (ii) 49,143 on 31 March 2027, (iii) 45,075 on 29 March 2028, (iv) 38,658 on 25 March 2029, (v) 29,970 on 8 September 2030, (vi) 42,854 on 23 March 2031, (vii) 51,112 on 4 March 2032 and (viii) 47,906 on 30 March 2033.

(5)

The expiration date of the awards outstanding on 31 March 2023 by Chris Hunt are as follows: (i) 5,283 on 31 March 2025, (ii) 75,664 on 11 March 2026, (iii) 48,975 on 31 March 2027, (iv) 16,660 on 4 September 2027, (v) 71,511 on 29 March 2028, (vi) 40,256 on 25 March 2029, (vii) 48,095 on 8 September 2030, (viii) 51,577 on 23 March 2031, (ix) 51,245 on 4 March 2032 and (x) 45,901 on March 2033.

(6)

The expiration date of the awards outstanding on 31 March 2023 by Alain Moffroid are as follows: (i) 103,991 on 31 March 2027, (ii) 101,865 on 29 March 2028, (iii) 83,015 on 25 March 2029, (iv) 80,901 on 8 September 2030, (v) 87,318 on 23 March 2031, (vi) 84,626 on 4 March 2032 and (vii) 73,586 on 30 March 2033.

(7)

The expiration date of the awards outstanding on 31 March 2023 by John Myers are as follows: (i) 104,199 on 7 September 2023, (ii) 109,259 on 23 March 2024, (iii) 189,337 on 3 March 2025 and (iv) 113,756 on 30 March 2026.

(8)

The expiration date of the awards outstanding on 31 March 2023 by Mark Purcell are as follows: (i) 116 on 30 July  2023, (ii) 48,808 on 31 March  2024, (iii) 72,564 on 31 March 2025, (iv) 54,918 on 11 March 2026, (v) 40,086 on 31 March 2027, (vi) 36,404 on 29 March 2028, (vii) 57,265 on 25 March 2029, (viii) 45,265 on 8 September 2030, (ix) 48,543 on 23 March 2031, (x) 48,231 on 4 March 2032 and (xi) 54,002 on 30 March 2033.

(9)

The expiration date of the awards outstanding on 31 March 2023 by Andrew Stone are as follows: (i) 20,349 on 11 March 2026, (ii) 26,983 on 31 March 2027, (iii) 27,389 on 29 March 2028, (iv) 21,999 on 25 March 2029, (v) 38,731 on 8 September 2030, (vi) 45,949 on 23 March 2031, (vii) 46,672 on 4 March 2032 and (viii) 43,076 on 30 March 2033.

(10)

The expiration date of the awards outstanding on 31 March 2023 by Brian Webb are as follows: (i) 859 on 11 March 2026, (ii) 46,976 on 31 March 2027, (iii) 43,079 on 29 March 2028, (iv) 37,222 on 25 March 2029, (v) 42,323 on 8 September 2030, (vi) 45,388 on 23 March 2031, (vii) 45,069 on 4 March 2032 and (viii) 40,393 on 30 March 2033.

(11)

The expiration date of the awards outstanding on 31 March 2023 by Phill Wood are as follows: (i) 194,630 on 11 March 2026, (ii) 125,974 on 31 March 2027, (iii) 112,158 on 29 March 2028, (iv) 96,192 on 25 March 2029, (v) 80,788 on 8 September 2030, (vi) 86,637 on 23 March 2031, (vii) 86,080 on 4 March 2032 and (viii) 77,103 on 30 March 2033.

		ADS available
		for exercise	ADSs exercised	Outstanding
	Scheme interest	12 Oct 2022 to	12 Oct 2022 to	awards at
	at 12 Oct 2022	29 Mar 2023	29 Mar 2023	29 Mar 2023
Brett Ponton
PSU(1)	122,591	29,020	29,020	186,005
RSU(2)	83,400	29,224	29,224	191,310
Options(3)	70,492	29,749	0	70,492
(1)The expiration date of the awards outstanding on 31 March 2023 by Brett Ponton are as follows: (i) 51,361 on 31 December 2023, (ii) 42,210 on 24 March 2025 and (iii) 92,434 on 30 March 2026.
(2)The expiration date of the awards outstanding on 31 March 2023 by Brett Ponton are as follows: (i) 2,579 on 15 September 2023, (ii) 6,847 on 3 March 2024, (iii) 22,375 on 21 February 2024, (iv) 22,375 on 21 February 2024 and (v) 137,134 on 12 October 2025.

(3) 10,995 options have a strike price of $27.30 and 59,497 options have a strike price of $30.85.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

As required by applicable SEC rules, the NYSE Listed Company Manual and the Company’s SEC Compensation Recoupment Policy (the “SEC Policy”), the Company’s Remuneration Committee considered whether the revision of the Original Financial Statements, which for the purposes of the SEC Policy is a “Financial Restatement”, resulted in any relevant incentive compensation exceeding the amount that would have otherwise been received by executives subject to the SEC Policy if it had been calculated based on the revision. The relevant incentive compensation was “received” for the purposes of the applicable rules and the SEC Policy in the fiscal period ending 31 December 2023, however, as the Company’s audited financial statements for the fiscal period ending 31 December 2023 have not been finalized as of the date of this Form 20-F/A, the Remuneration Committee has not yet determined the amount of compensation to be awarded in respect of such incentive compensation and will make that determination after, and with consideration given to, the revision. In addition, as explained in the explanatory note at the top of this Amendment No. 1, the revision was necessary in order to, among other things, remove references to certain non-IFRS measures from the Original Financial Statements in order to comply with relevant SEC rules, and the amendment does not modify, amend or update the reported IFRS financial statements or the non-IFRS measures upon which such incentive compensation is based. As such, incentive compensation outcomes will not be affected. For these reasons, in respect of the revision, the Remuneration Committee concluded that there had not been, and will not be, any erroneously awarded compensation, and therefore no recovery of any compensation was or will be required.

The SEC Policy is included in this Form 20-F/A as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information (including graphs and tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on page 216 and “Other Information—Directors’ Report—Substantial shareholders” on pages 216 to 217, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

We did not receive any notifications pursuant to DTR 5 during the year ended 31 December 2021.

In the year ended 31 December 2020, we received two notifications from Aviva plc and its subsidiaries pursuant to the Disclosure Guidance and Transparency Rules (DTR 5), the latter of which was on 14 April 2020 disclosing a holding of 55,130,282 ordinary shares (2.97% of the issued share capital of the Company). On 6 March 2020, we received a notification from GIC Private Limited pursuant to DTR 5 that its interest, which previously constituted 3.06% of issued share capital, had decreased below the notifiable threshold of 3.00%. On 26 March 2020, we received notification from the Capital Group Companies, Inc. pursuant to DTR 5 that its interest had decreased to 82,615,045 ordinary shares (4.46% of issued share capital), including 145,545 ordinary shares represented by ADRs.

Information provided to the Company pursuant to DTR 5 is published on a Regulatory Information Service and on our website.

B.	Related Party Transactions

The information set forth under the heading “Other Information—Directors’ Report—Related party transactions” on page 217 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the headings “Financial Statements—Notes to the Financial Statements—B6. Investments in associated undertakings” on pages F-47 to F-48 and “Financial Statements—Notes to the Financial Statements—D4. Related party transactions” on page F-63 of this Form 20-F/A.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 “Financial Statements”. The information (including graphs and tabular data) set forth under the headings “Strategic Report —Our Business Model—Capital allocation model & returns—Shareholder value and dividend” on page 19, “Financial Statements—Financial Review—Dividend” on pages 141 to 142, “Other Information—Directors’ Report—Dividend” on page 215, and “Other Information—Additional Shareholder Information—Dividends” on page 219, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements— D1. Dividends” on page F-62 of this Form 20-F/A.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which we are currently involved, please see the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Financial Statements—D3. Contingent liabilities” on page F-63 of this Form 20-F/A.

B.	Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Financial Statements— D6. Post balance sheet events” on page F-64 of this Form 20-F/A. No significant change occurred between the date of the annual consolidated financial statements included in this Form 20-F/A and the date of the Original Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The information (including tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on page 216, the information set forth in the introductory paragraph under the heading “Other Information—Additional Shareholder Information” on page 219 and “Other Information—Additional Shareholder Information—American Depositary Shares (ADSs)” on page 220, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

The corresponding trading symbol is “RTO” in each of our principal markets for trading in Rentokil Initial plc shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth in the introductory paragraph under the heading “Other Information—Directors’ Report—Share capital” on page 216 and “Other Information—Additional Shareholder Information—American Depositary Shares (ADSs)” on page 220, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under the heading “Other Information—Directors’ Report—Articles of association”, “—Re-election of Directors and service contracts” and “—Directors’ powers” on page 215 and “Other Information—Directors’ Report—Share capital” on page 216, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

C.	Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the Group: (a) within the two years immediately preceding this Form 20-F dated 4 April 2023 which are, or may be, material to the Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the Group as at the date of this Form 20-F dated 4 April 2023:

(i)	Merger Agreement with Terminix

On 13 December 2021, Terminix Global Holdings, Inc. ( “Terminix”), the Company, Rentokil Initial US Holdings, Inc., a wholly owned subsidiary of the Company (“Bidco”), Leto Holdings I, Inc., a direct, wholly owned subsidiary of Bidco (“Merger Sub I”) and Leto Holdings II, LLC, a direct, wholly owned subsidiary of Bidco (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) entered into an Agreement and Plan of Merger, as amended by Amendment No. 1, dated as of 14 March 2022 (the “Merger Agreement”) for the acquisition of Terminix by the Company.

Upon the successful completion of the transaction on 12 October 2022, each share of common stock of Terminix, par value $0.01 per share, issued and outstanding (other than certain excluded shares as described in the Merger Agreement) was converted into the right to receive either (1) 1.4899 ADSs (each representing a beneficial interest in five Ordinary Shares) or (2) $34.57 in cash and 0.1447 ADSs for each share of common stock of Terminix held, representing aggregate merger consideration to which Terminix stockholders were entitled of approximately $1.34 billion in cash and 129,141,384 ADSs (representing approximately 645,706,920 new Ordinary Shares).

(ii)	Debt financing in connection with the Terminix acquisition

Overview

On 13 December 2021, Rentokil Initial plc obtained bridge facility commitments in an aggregate principal amount of $2,700 million from Barclays Bank PLC. On 25 February 2022, such commitments were terminated and replaced with bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million (collectively, the “Financing Commitments”) provided by a syndicate of banks. On 25 March 2022, an amendment letter was entered into in respect of the Financing Commitments in order to conform the duration of the Financing Commitments to the end date in the merger agreement. On 25 May 2022, an amendment letter was entered into in respect of the Financing Commitments in order to permit the Termination Date of Facility A to be extended to 1 April 2024. On 27 June 2022, Rentokil Initial plc and its subsidiary, Rentokil Initial Finance B.V., issued new notes, comprising (i) senior unsecured notes due 27 June 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due 27 June 2030 in an aggregate principal amount of €600 million and (iii) senior unsecured notes due 27 June 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme (the “New Senior Notes”). Following the issuance of the New Senior Notes, on 30 June 2022, Rentokil Initial terminated the Financing Commitments in respect of Facility A. Part of the proceeds of the New Senior Notes have been converted to U.S. dollars using hedging instruments. The proceeds of Facility B and the New Senior Notes were used to pay the merger consideration, certain costs and expenses in connection therewith, for the refinancing of indebtedness of Terminix and its subsidiaries and for general corporate purposes.

Facility B

The Company is the borrower under Facility B. Facility B will mature on the third anniversary of the date of utilisation. Facility B contains standard conditions precedent including, among others, corporate authorisations and confirmations relating to the closing of the transactions.

The interest rate for loans borrowed pursuant to Facility B is a benchmark rate based on the secured overnight financing rate for U.S. dollars plus a margin determined pursuant to a ratings-based pricing grid that ranges between 0.50% per annum and 1.00% per annum. Certain customary commitment, arrangement and agency fees are payable in respect of the Financing Commitments.

Facility B is (i) prepayable at the option of the Company without penalty or premium (other than customary breakage payments) upon customary terms and (ii) required to be prepaid in certain customary circumstances, including in the case of illegality or upon change of control. Facility B does not amortise.

Facility B includes representations and warranties and undertakings that are customary for financings of this type. In particular, the Company is required to comply with customary information undertakings to deliver financial statements, compliance certificates, certain documents distributed to shareholders and information pertaining to certain litigation, defaults, changes in credit rating or relating to the transactions contemplated by the merger agreement. The Company is also required to comply with, and ensure that its subsidiaries comply with, general undertakings that restrict the ability of members of the Group, subject to certain enumerated exceptions, to grant security interests, incur indebtedness (in the case of certain members of the Group), make disposals or asset sales, make extensions of credit, become liable with respect to certain trade instruments, change the nature of its business or enter into certain fundamental transactions of amalgamation, merger or reconstruction. There are no financial performance maintenance covenants. Upon the occurrence of certain events of default, the Company’s obligations under Facility B may, subject to certain limitations during a customary “certain funds” period, be accelerated and the lending commitments terminated. Events of default include failure to pay, failure to comply with undertakings (after expiration of a grace period in the case of a failure capable of cure), inaccuracy of representations in a material respect (after expiration of a grace period in the case of misrepresentations capable of cure), cross-default to certain other financial indebtedness of the Company and its subsidiaries, insolvency events, repudiation by the Company and any event or series or events that has a “material adverse effect” on the ability of the Company to perform its obligations under the facilities or on the validity or enforceability of the documentation in respect thereof.

Facility B is provided by: Banco Santander S.A., London Branch; Bank of America Europe Designated Activity Company; Barclays Bank PLC; BNP Paribas; BNP Paribas Fortis SA/NV; HSBC UK Bank plc; ING Bank N.V., London Branch; Mizuho Bank, Ltd; Skandinaviska Enskilda Banken AB (publ); Standard Chartered Bank; Bank of China Limited, London Branch; JPMorgan Chase Bank, N.A., London Branch; The Bank of Nova Scotia, London Branch; United Overseas Bank Limited, London Branch; Fifth Third Bank, National Association; and Wells Fargo Bank, N.A., London Branch.

New Senior Notes

The Company is the issuer of the senior unsecured notes due 27 June 2032 in an aggregate principal amount of £400 million (the “2032 Notes”), and is the guarantor of the senior unsecured notes due 27 June 2027 in an aggregate principal amount of €850 million (the “2027 Notes”), and the senior unsecured notes due 27 June 2030 in an aggregate principal amount of €600 million (the “2030 Notes”), each of which were issued by Rentokil Initial Finance B.V.

The interest rates for the 2027 Notes, the 2030 Notes and the 2032 Notes are 3.875% per annum, 4.375% per annum and 5.000% per annum, respectively. Each of the New Senior Notes have very similar terms, each containing a negative pledge given by the relevant issuer and the Company (as guarantor) that for so long as any of the New Senior Notes remain outstanding, neither the relevant issuer nor the Company (as guarantor) will, and the Company will procure that none of its subsidiaries will, create or permit to subsist any mortgage, lien, pledge or other charge (each a “Security Interest”) upon, or with respect to, any of its present or future business, undertaking, assets or revenues to secure any existing or future relevant indebtedness of any person or any guarantee or indemnity given in respect thereof, unless simultaneously with, or prior to, the creation of such Security Interest, the New Senior Notes, the guarantee and the trust deed relating to the New Senior Notes are secured equally and rateably by such Security Interests. This negative pledge shall not apply with regards to a Security Interest provided by or in respect of a company becoming a subsidiary of the Company after the issue date, or where such Security Interest exists at the time that company becomes a subsidiary of the Company (provided it was not created in contemplation of that company becoming such a subsidiary and the principal amount secured is not subsequently increased).

Each of the New Senior Notes may be repaid early in a number of circumstances and for a number of customary reasons, including (i) if the relevant issuer is obliged to pay additional amounts in respect of the relevant series of New Senior Notes pursuant to their terms as a result of a change in, or amendment to, or in the application or official interpretation of, UK tax law or regulation, (ii) if the relevant issuer or guarantor defaults on its obligations under the relevant series of New Senior Notes or in certain other circumstances described as ‘events of default’ in the terms and conditions of such series, (iii) if the relevant issuer chooses to exercise its right to redeem the relevant series of New Senior Notes, or (iv) if, during the life of the New Senior Notes, another company or person takes over, or otherwise assumes control of, the Company and such change of control had a negative impact on the credit ratings assigned to the New Senior Notes and the noteholder exercises its option to require the relevant issuer to redeem or repay early the relevant series of New Senior Notes.

The New Senior Notes were issued without financial covenants.

The proceeds of the New Senior Notes are available to be used by the Company for general corporate purposes.

D.	Exchange Controls

Other than certain economic sanctions which may be in effect from time to time, there are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADSs.

Subject to the effect of any such economic sanctions which may be in effect from time to time, there are no limitations under English law or the Company’s Articles of Association on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, Ordinary Shares or ADSs.

E.	Taxation

UK Taxation

The following summary contains a description of certain UK tax consequences of the acquisition, ownership and disposal of Ordinary Shares or ADSs. It is based on current UK tax law and the current published practice of HM Revenue and Customs (“HMRC”) (which may not be binding on HMRC) as at the date of this prospectus which are both subject to change at any time, possibly with retrospective effect. This summary applies to you only if:

●	you are an individual citizen or resident of the United States or a corporation created or organised in or under the laws of the US or any of its political subdivisions (or are otherwise subject to US federal income tax on a net income basis in respect of your holding of Ordinary Shares or ADSs);
●	you are the beneficial owner of Ordinary Shares or ADSs and hold them as a capital asset and not for the purposes of a trade;
●	if you are an individual, you are not resident in the UK for UK tax purposes, and do not hold the Ordinary Shares or ADSs for the purposes of a trade, profession or vocation that you carry on in the UK through a branch or agency or, if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the Ordinary Shares or ADSs for the purposes of a trade carried on in the UK through a permanent establishment in the UK; and
●	you are not domiciled in the UK for inheritance tax purposes.

In practice, HMRC regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs, although case law has cast some doubt on this. The discussion below assumes that HMRC’s position is followed.

This summary does not constitute legal or tax advice and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in Ordinary Shares or ADSs. It does not address the tax treatment of investors that may be subject to special rules (such as rules applicable to charities, dealers in securities, trustees, broker dealers, market makers, insurance companies, collective investment schemes, pension schemes, or persons subject to UK tax on the remittance basis).

If you are in any doubt as to the tax consequences to you of the acquisition, ownership or disposal of Ordinary Shares or ADSs, you should consult your own tax advisers without delay.

UK Tax Consequences of Owning and Disposing of Ordinary Shares or ADSs

Taxation of dividends

The Company is not required under English law to withhold tax at source from any dividend payment it makes. A holder of the Ordinary Shares or ADSs that is not resident in the UK for UK tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the Ordinary Shares or ADSs are attributable will not generally be liable to pay UK tax on dividends paid by the Company.

Taxation of capital gains

A holder of Ordinary Shares or ADSs that is not resident in the UK for UK tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the Ordinary Shares or ADSs are attributable will not generally be liable for UK taxation on capital gains or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of Ordinary Shares or ADSs. A holder of Ordinary Shares or ADSs who is an individual who has been resident for tax purposes in the UK but who ceases to be so resident or becomes regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) and continues to not be resident in the UK, or continues to be Treaty Non-resident, for a period of five years or less and who disposes of their Ordinary Shares or ADSs during that period may also be liable on their return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though they are not resident in the UK, or are Treaty Non-resident, at the time of the disposal.

Inheritance tax

Subject to certain provisions relating to trusts or settlements, an Ordinary Share or ADS held by an individual holder who is domiciled in the United States for the purposes of the convention between the United States and the United Kingdom relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) provided that any applicable US federal gift or estate tax liability is paid, except where the Ordinary Share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer, in general within seven years of death, and in certain other circumstances. In a case where an Ordinary Share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for double taxation to be relieved by means of credit relief based on priority rules set forth in the Convention.

Stamp duty and stamp duty reserve tax

The following statements are intended as a general and non-exhaustive guide to the current UK stamp duty and stamp duty reserve tax (“SDRT”) position and apply whether or not the holder of Ordinary Shares or ADSs is resident in the United States, the United Kingdom or elsewhere. It should be noted that certain categories of person, including market makers, brokers, dealers, persons connected with clearance services and depositary receipt systems and other specified market intermediaries, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply where Ordinary Shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. UK stamp duty or UK SDRT may be charged at a rate of 1.5%, with subsequent transfers within the clearance service or transfers of depositary receipts then being free from SDRT or stamp duty. Following certain EU litigation, HMRC accepted that it would no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system (or transferred into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on 31 December 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of a raising of capital. In addition, on 22 September 2022 the UK government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill which, if enacted without relevant amendment, would have the effect that such pre-existing EU law rights, recognised in litigation, would by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognised after 31 December 2023; and, in that eventuality, such pre-existing EU law rights would cease to restrict the application of the rules providing for the 1.5% SDRT or stamp duty charge. The Bill passed its third reading in the House of Commons on 18 January 2023, and was introduced to the House of Lords on 19 January 2023. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

Paperless transfers of Ordinary Shares, such as those occurring within CREST, are generally liable to SDRT, rather than UK stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no UK stamp duty or SDRT should arise on a transfer of Ordinary Shares into the system unless such a transfer is made (or deemed to be made) for a consideration in money or money’s worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on a physical instrument transferring Ordinary Shares. A charge to SDRT will also arise on an unconditional agreement to transfer Ordinary Shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and UK stamp duty is paid on that instrument, any SDRT already paid should be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT should be cancelled. An exemption from UK stamp duty is available on an instrument transferring Ordinary Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. The liability to pay UK stamp duty or SDRT is generally satisfied by the purchaser or transferee.

Transfers of Ordinary Shares to a connected company of a shareholder (or its nominee) may be subject to stamp duty and/or SDRT based on the market value of the ordinary shares at the time of the transfer, if that is higher than the amount or value of the consideration actually paid for the ordinary shares, subject to any relief which may be available for intragroup transfers.

No UK stamp duty or SDRT will generally be payable on the acquisition or transfer of ADSs, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK.

United States Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain material U.S. federal income tax considerations relating to the ownership and disposition of Ordinary Shares or ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold Ordinary Shares or ADSs as capital assets (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary is for general information purposes only and does not address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder; it is not a substitute for tax advice. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. holder of Ordinary Shares or ADSs in light of such U.S. holder’s particular circumstances, nor does it address tax considerations applicable to a holder of Ordinary Shares or ADSs that may be subject to special rules under the U.S. federal income tax laws, including, banks or other financial institutions, insurance companies, brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts, traders in securities that elect to mark-to-market, tax-exempt entities or organisations, pension funds, “individual retirement accounts,” “Roth IRAs” or other deferred accounts, real estate investment trusts, mutual funds, regulated investment companies, partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and their partners or shareholders, governmental agencies or instrumentalities, certain former citizens or long-term residents of the United States, “controlled foreign corporations, “passive foreign investment companies,” “personal holding companies,” persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement,” persons that received the Ordinary Shares or ADSs through the exercise of employee stock options or otherwise as compensation for the performance of services or through a tax-qualified retirement plan, persons that hold Ordinary Shares of ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction, persons that hold their Ordinary Shares or ADSs in connection with a permanent establishment or fixed base outside the United States or persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of our Ordinary Shares and ADSs. This summary does not address U.S. federal taxes other than the income tax (such as the Medicare surtax on net investment income, the estate, gift, or alternative minimum tax), any election to apply Section 1400Z-2 of the U.S. Internal Revenue Code of 1986, as amended (the Code) to gains recognised with respect to Ordinary Shares or ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of Ordinary Shares or ADSs. This discussion assumes that Rentokil Initial will not be treated as a U.S. corporation for U.S. federal income tax purposes and has not otherwise been nor will be subject to Section 7874 of the Code.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Ordinary Shares or ADSs that is (or is treated as), for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares or ADSs, the U.S. federal income tax consequences relating to an investment in those Ordinary Shares or ADSs will depend in part upon the status of the partner and the activities of the partnership. A partnership that holds ADSs should consult its tax advisor regarding the U.S. federal income tax considerations for it and for its partners of owning and disposing of Ordinary Shares or ADSs in its and their particular circumstances.

In general, a U.S. holder that owns ADSs will be treated as the beneficial owner of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognised if a U.S. holder exchanges ADSs for the underlying Ordinary Shares represented by those ADSs.

This summary does not consider your particular circumstances. Persons owning Ordinary Shares or ADSs or considering an investment in Ordinary Shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of Ordinary Shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid with respect to our Ordinary Shares or ADSs including UK tax withheld therefrom, if any (other than pro rata distribution of our Ordinary Shares or rights to acquire our Ordinary Shares), generally will be included in a U.S. holder’s gross income as foreign source ordinary dividend income when actually or constructively received to the extent such distribution is paid out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital and will be applied against and reduce, the U.S. holder’s adjusted tax basis in Ordinary Shares or ADSs (but not below zero) and distributions in excess of earnings and profits and a U.S. holder’s adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the Ordinary Shares or ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain.

Our dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid to non-corporate U.S. holders that satisfy a minimum holding period (during which they are not protected from the risk of loss) and certain other requirements may qualify for the preferential tax rates applicable to qualified dividend income, provided that we are a “qualified foreign corporation” and we are not a PFIC as to the non-corporate U.S. holder in the taxable year of the dividend or the preceding taxable year. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaties with the United States. A non-U.S. corporation also will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the NYSE. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in any taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

If dividends are subject to UK withholding tax, a U.S. holder may be entitled, subject to generally applicable limitations, to claim a U.S. foreign tax credit for UK withholding tax imposed at the appropriate rate. U.S. holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such taxes. The rules relating to the foreign tax credit are complex and recent changes to the foreign tax credit rules that apply to foreign taxes paid or accrued in taxable years beginning after 27 December 2021 introduced additional requirements and limitations. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the applicable exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into USD at that time. Any foreign currency gain or loss a U.S. holder realises on a subsequent conversion of foreign currency into USD will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into USD on the day they are received, a U.S. holder should not be required to recognise foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognise capital gain or loss on the sale, exchange or other taxable disposition of Ordinary Shares or ADSs in an amount equal to the difference between the amount realised from such sale or exchange and the U.S. holder’s adjusted basis in the Ordinary Shares or ADSs, each amount determined in USD. A U.S. holder’s adjusted tax basis in an Ordinary Share or ADS generally will be equal to the USD cost of such Ordinary Share or ADS. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such Ordinary Share or ADS exceeds one year as of the date of sale or other disposition. Long-term capital gain realised by a non-corporate U.S. holder is generally eligible for preferential reduced tax rates. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations. Any such gain or loss that a U.S. holder recognises generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules with respect to certain dividends, rents, interest or royalties received from its affiliates and taking into account its proportionate share of the income and assets of its 25% or more owned subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets is attributable to cash in excess of working capital requirements or assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income. While we are treated as a publicly traded company for these purposes, the value of our assets, including goodwill and other intangibles, will be based on their fair market value, which will depend on the market value of our Ordinary Shares and ADSs, which are subject to change.

Based on our historic and anticipated operations, the composition of our income and the projected composition and estimated fair market values of our assets, we do not believe that we were a PFIC for our most recent taxable year and do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, our possible status as a PFIC is a factual determination made annually after the close of each taxable year and, therefore, may be subject to change. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. holder holds Ordinary Shares or ADSs. The Company does not intend to provide any annual assessments of its PFIC status.

If we were to be classified as a PFIC for any taxable year during which a U.S. holder owns Ordinary Shares or ADSs, gain recognised on a sale or other disposition (including certain pledges) of such U.S. holder’s Ordinary Shares or ADSs would be allocated ratably over such U.S. holder’s holding period. Amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income and the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. In addition, to the extent that distributions received by a U.S. holder on its Ordinary Shares or ADSs in any taxable year exceed 125% of the average of the annual distributions on such holder’s Ordinary Shares or ADSs received during the preceding three taxable years (or, if shorter, the US holder’s holding period), such excess distributions will be subject to taxation in the same manner. Furthermore, dividends that are not excess distributions would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other non-corporate persons.

If the Company is a PFIC for any taxable year during which you own Ordinary Shares or ADSs, the Company will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the Ordinary Shares or ADSs, even if the Company ceases to meet the threshold requirements for PFIC status. Certain elections may be available that will result in alternative treatments (such as mark-to-market treatment) of the Shares. U.S. holders should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were a PFIC for any taxable year, including whether any of these elections will be available, and, if so, what the consequences of the alternative treatments will be in your particular circumstances.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on Ordinary Shares or ADSs and on the proceeds from the sale, exchange or disposition of the Ordinary Shares or ADSs that are paid within the United States or through U.S. related financial intermediaries, unless the U.S. holder is a corporation or other “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in Ordinary Shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Investors who fail to report required information could become subject to substantial penalties. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Ordinary Shares or ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES OR ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at http://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.

We also make our periodic reports, as well as other information filed with or furnished to the SEC, available through our website, at https://www.rentokil-initial.com/investors, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this document.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the heading “Strategic Report—Risks and Uncertainties—Principal risks—Financial” on page 66 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—C1. Financial risk management” on pages F-48 to F-51 of this Form 20-F/A.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s ADSs are evidenced by American Depositary Receipts (“ADRs”); the Company’s ADR program is administered by The Bank of New York Mellon (“BNY Mellon” or the “Depositary”), as the depositary. Contact details for the Depositary are available under the heading “Other Information—Additional Shareholder Information—American Depositary Shares (ADSs)” on page 220 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

The holder of an ADR may have to pay the following fees and charges to BNY Mellon in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge
(a) Depositing or substituting the underlying shares	Issuances upon deposits of shares (excluding issuances as a result of stock distributions or the exercise of rights)	Up to $5.00 per 100 ADSs (or portion thereof) issued

(b) Receiving or distributing dividends

Distributions of stock dividends or other free stock distributions, cash dividends or other cash distributions (i.e., sale of rights and other entitlements), distributions of securities other than ADSs or rights to purchase additional ADSs

Up to $0.05 per ADS (or portion thereof)

(c) Selling or exercising rights	The exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs (or portion thereof)

(d) Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property	Up to $5.00 per 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be)

(e) Transferring, splitting or grouping receipts		Not applicable.

(f) General depositary services, particularly those charged on an annual basis	Depositary services fee	Up to $0.05 per ADS (or portion thereof) per calendar year.

(g) Fees and expenses of the depositary

Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with:

●
taxes (including applicable interest and penalties) and other governmental charges;
●
registration of shares or other deposited securities on the share register of the Company or Foreign Registrar and applicable to transfers of shares or other deposited securities to or from the name of the Depositary, the Custodian or any nominees upon the making of deposits and withdrawals, respectively;
●
cable and facsimile transmission fees and expenses;
●
expenses and charges incurred by the Depositary in the conversion of foreign currency into U.S. dollars; and
●
the charges payable by the Depositary, the Custodian, or any nominee in connection with the servicing of deposited property (as defined in the Deposit Agreement).
As incurred by the Depositary.

Fees and Payments Made by BNY Mellon to Us

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADR programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, the electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. Under the contractual arrangements with the Depositary, the Company has received approximately $950,000 in the year ended 31 December 2022 arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the Company’s ADR programme costs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Group maintains ‘disclosure controls and procedures’ (as such term is defined in Exchange Act Rule 13a-15(e)), that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Management, with the participation of the Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the material weakness(es) in our internal control over financial reporting described in Item 15.D herein and as previously disclosed. To address the material weakness(es) management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements and disclosures included in this Annual Report on Form 20-F/A fairly present, in all material respects, in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, our financial position, results of operations and cash flows for the periods presented.

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Monitoring and oversight” on pages 93 to 94 and “Corporate Governance—Audit Committee Report—Purpose and role of the Audit Committee” on page 96, in each case of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control over Financial Reporting

During the year ended 31 December 2022, we designed an internal control over financial reporting framework for the purposes of evaluating the effectiveness of our internal control over financial reporting, in preparation for compliance with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act. In addition, because we have identified errors to our financial statements, which in the past resulted in a restatement of the relevant periods, and a revision to disclosures in this Form 20-F/A, we have identified material weaknesses in our internal control over financial reporting, including a lack of sufficient resources with the appropriate level of technical accounting knowledge, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures, and a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements, we designed and are in the process of implementing remediation measures in respect of these material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Membership and attendance” on page 96 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

ITEM 16B. CODE OF ETHICS

Our principal executives, including the Chief Executive Officer, the Chief Financial Officer and all other members of the ELT (excluding the CEO of our North America region), are subject to the Rentokil Initial Code of Conduct. Following the acquisition of Terminix, the CEO of our North America region continues to be subject to the Terminix Code of Conduct, which covers very similar standards and values as the Rentokil Initial Code of Conduct. In 2023 we intend to harmonise the Rentokil Initial Code of Conduct and the Terminix Code of Conduct so that one single code of conduct applies to all colleagues. No waivers or exceptions to the Codes of Conduct were granted in 2022.

The information set forth under the heading “Corporate Governance—Audit Committee Report—Governance and compliance” on page 102 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F dated 4 April 2023 is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2022 and 2021:

	Year ended
	December 31,
	2022	2021

	(£ million)
Audit fees(1)	7	5
Audit-related fees(2)	2	—
Tax fees	—	—
All other fees(3)	3	—
Total	12	5
(1)	Audit fees consist of fees payable to the Company’s principal accountant for the audit of the parent company accounts, consolidated accounts, and accounts of Group subsidiaries.
(2)	Audit-related fees consist of fees payable to the Company’s principal accountant related to the 2021 PCAOB Group audit required for the purposes of the U.S. registration.
(3)	Other fees include accounting specialist fees payable to the Company’s principal accountant in respect the Terminix acquisition.

The information (including tabular data) set forth under the heading “Corporate Governance—Audit Committee Report—External audit” on pages 100 to 101 of the Annual Report 2022 included as exhibit 15.1 to this Form 20-F/A dated 8 February 2024 is incorporated by reference.

Please also see the information set forth under the heading “Financial Statements—Notes to the Financial Statements—A8. Auditor’s remuneration” on page F-25 of this Form 20-F/A.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than 5% of the total amount of revenues paid by us to our principal accountants, if such engagements were not recognised by us at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2022, no revenues paid by us to our principal accountant for non-audit services in each category were subject to such a waiver.

The financial statements for the year ended 31 December 2020 were audited by KPMG LLP (Independent Registered Public Accounting Firm - PCAOB ID 1118).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Number (or
				Approximate Dollar
			(c) Total Number of	Value) of Shares (or
			Shares (or Units)	Units) that May Yet
	(a) Total number of	(b) Average Price	Purchased as Part of	Be Purchased Under
	Shares (or Units)	Paid per Share (or	Publicly Announced	the Plans or
Period	Purchased	Unit)	Plans or Programs	Programs
		(£)		(£ billion)
Month #1 (Jan 1 - Jan 31)	0	N/A	0	0
Month #2 (Feb 1 - Feb 28)	0	N/A	0	0
Month #3 (Mar 1 - Mar 31)	0	N/A	0	0
Month #4 (Apr 1 - Apr 30)	0	N/A	0	0
Month #5 (May 1 - May 31)	0	N/A	0	0
Month #6 (Jun 1 - Jun 30)	0	N/A	0	0
Month #7 (Jul 1 - Jul 31)	0	N/A	0	0
Month #8 (Aug 1 - Aug 31)	0	N/A	0	0
Month #9 (Sep 1 - Sep 30)	0	N/A	0	0
Month #10 (Oct 1 - Oct 31)	0	N/A	0	0
Month #11 (Nov 1 - Nov 30)	0	N/A	0	0
Month #12 (Dec 1 - Dec 31)	0	N/A	0	0
Total	0	N/A	0	0

At the 2022 Annual General Meeting, the Company’s shareholders authorised the Company to repurchase up to 186,300,000 of its own shares and such authority will be valid until the 2023 Annual General Meeting. No purchases of its shares were made by the Company during the year ended 31 December 2022. Authority to make repurchases of the Company’s own shares is normally renewed annually and approval will be sought from shareholders at the 2023 Annual General Meeting to renew such authority for a further year.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2018 edition of the UK Code came into effect for reporting periods beginning on or after 1 January 2019 and was effective to the Company for the year ended 31 December 2022. The Companies Act 2006 (the “UK Act”) and the Listing Rules of the UK FCA (the “FCA Rules”) impose certain requirements that also influence our corporate governance practices. Furthermore, as a result of the listing of the Company’s ADSs on the NYSE and the Company’s registration under the U.S. Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer.

We are required to disclose any significant ways in which the Company’s corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards under Section 303A of the NYSE Listed Company Manual. In preparation for the Company’s compliance obligations under the Sarbanes-Oxley Act, amongst other things, we have reviewed the corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards and our corporate governance practices are generally consistent with those standards.

The below summaries of our corporate governance practices include disclosures regarding the significant ways in which they differ from those followed by U.S. domestic companies under the NYSE listing standards.

(i)	Director Independence

Pursuant to our corporate governance framework and procedures, the independence of all Directors is considered upon their appointment and is subsequently reviewed as part of the individual Director performance evaluation process to ensure all non-executive Board members retain the necessary independence of judgement. The Board has determined that all our Non-Executive Directors are independent and have retained their independence of character and judgement. In coming to this conclusion, the Board has taken into account any indicators of potential non-independence as set out in the UK Code, as well as the independence requirements outlined in the NYSE’s listing standards.

(ii)	Committees of the Board

We have a number of board committees that are broadly comparable in purpose and composition to those required by NYSE’s listing standards for U.S. domestic companies. For instance, the Company has a Nomination Committee (rather than a nominating and corporate governance committee) and a Remuneration Committee (rather than a compensation committee). The Company also has an Audit Committee, which the NYSE’s listing standards require for both U.S. domestic companies and foreign private issuers.

Under U.S. securities laws and the NYSE’s listing standards, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual, which incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act. Our Audit Committee complies with these requirements. Our Audit Committee does not have direct responsibility for the appointment, reappointment or removal of the external auditors. Instead, our Audit Committee follows the UK Code by making recommendations to the Board on these matters for the Board to put forward for shareholder approval at a general meeting of the Company.

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Julie Southern, Chair of the Audit Committee, possesses such expertise and also possesses the financial and audit committee experiences set forth in both the UK Code and SEC rules. Julie Southern has also been designated as an audit committee financial expert as defined in Item 16.A. of Form 20-F. The Board has also determined that each member of the Audit Committee meets the financial literacy requirements applicable under NYSE listing standards.

Our Nomination Committee does not develop and recommend to the Board a set of corporate governance guidelines applicable to the Company. Instead, our management oversees the development of corporate governance guidelines for recommendation to and approval by the full Board.

(iii)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards applicable to U.S. domestic companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. The Company complies with UK requirements, which are similar to the NYSE requirement. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

(iv)	Code of Conduct and Ethics

The NYSE listing standards require U.S. domestic companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Our Directors, management, and employees of the Group and all Group companies are bound by a code of conduct. Please also see the information above under the heading Item 16B “Code of Ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Please see pages F-1 to F-78 of this Form 20-F/A.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rentokil Initial plc

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Rentokil Initial plc and its subsidiaries (the “Company”) as of 31 December 2022 and 31 December 2021, and the related Consolidated Statements of Profit or Loss and Other Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the two years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 31 December 2021, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022, in accordance with i) International Financial Reporting Standards as issued by the International Accounting Standards Board; and ii) UK-adopted International Accounting Standards.

We also have audited the adjustments to (i) reflect the change in the composition of reportable segments, as described in Note A1, and (ii) remove certain non-IFRS measures, as described in the basis of preparation note. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of indefinite-lived brand intangible assets and customer lists acquired as part of the Terminix acquisition

As described in the General accounting policies and Note B1 to the consolidated financial statements, on 12 October 2022, the Company purchased 100% of the share capital of Terminix Global Holdings, Inc. (Terminix) for £4,110 million. The cost of a business combination is allocated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair values. An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The fair value attributed to the acquired indefinite-lived brands and customer lists was £1,292 million and £708 million, respectively. The recognition and measurement of assets and liabilities are based on assumptions and uncertainties. The key assumptions in the fair-value modelling of brands are royalty rates, discount rates, long-term growth rates and useful economic life. The key assumptions used for customer lists are forecast profit margins, discount rates and customer churn.

The principal considerations for our determination that performing procedures relating to the valuation of indefinite-lived brand intangible assets and customer lists acquired as part of the Terminix acquisition is a critical audit matter are (i) the significant judgements by management in determining the fair value for customer lists and indefinite-lived brands; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to royalty rates, discount rates, long-term growth rates, useful economic life, forecast profit margins and customer churn; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for modelling the fair-value of the customer lists and brand; (ii) evaluating the appropriateness of management’s valuation methods; (iii) testing the completeness and accuracy of underlying data used in the models; and (iv) evaluating the reasonableness of key assumptions related to royalty rates, discount rates, long-term growth rates, useful economic life, forecast profit margins and customer churn. Evaluating management’s assumptions related to long-term growth rate, useful economic life, forecast profit margins and customer churn involved evaluating whether the assumptions were reasonable considering (i) the historical trend; (ii) consistency with third party data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods used and evaluating the reasonableness of the discount rate and royalty rate assumptions.

Impairment assessment of goodwill

As described in the General accounting policies and Note B2 to the consolidated financial statements, the Company recorded £5,116 million of goodwill at 31 December 2022. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth, operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR). Management’s value-in-use model uses the assumptions revenue growth rate, operating profit margin, discount rate and LTGR (inflation).

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are: (i) the judgement by management when developing the recoverable amount of the CGUs; (ii) a high degree of auditor subjectivity, complexity and effort in performing procedures and evaluating management’s assumptions related to revenue growth rates, operating profit margins, discount rate and LTGR; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the recoverable amount; (ii) evaluating the appropriateness of the recoverable amount calculation; (iii) testing the completeness and accuracy of underlying data; and (iv) evaluating the reasonableness of the assumptions used by management relating to revenue growth rate, operating profit margin, discount rate and LTGR. Evaluating management’s assumptions involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s recoverable amount calculation, LTGR and the discount rate assumptions.

Valuation of termite damage claims provision

As described in the General accounting policies and Note A6 to the consolidated financial statements, the Company holds provisions for termite damage claims covered by contractual warranties. The liability arises where termite prevention treatments have been ineffective, resulting in damage to property. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the rate and cost of future claims (based on historical and forecast information), customer churn and discount rates. The provision amounted to £335 million at the date of acquisition and £303 million at 31 December 2022.

The principal considerations for our determination that performing procedures relating to the valuation of termite damage claims provision is a critical audit matter are: (i) significant judgement by management in valuing the provision; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures to evaluate management’s significant assumptions related to the rate and cost of future claims, customer churn rate and discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for valuing the provision; (ii) evaluating the appropriateness of the valuation methodology; (iii) testing the completeness and accuracy of data used by management; and (iv) evaluating the reasonableness of significant assumptions related to the rate and cost of future claims, customer churn rate and discount rates. Evaluating management’s assumptions related to the rate and cost of future claims and customer churn rate involved evaluating whether the assumptions were reasonable considering (i) the historical trend; (ii) consistency with third party data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology used and evaluating the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

4 April 2023, except for the adjustments to remove certain non-IFRS measures discussed in the basis of preparation note, as to which the date is 8 February 2024.

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Rentokil Initial plc:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of (i) the adjustments to retrospectively apply the change in segment presentation in Note A1, and (ii) the adjustments to remove certain non-IFRS measures in the basis of preparation note, the consolidated statement of profit or loss and comprehensive income, changes in equity, and cash flows of Rentokil Initial plc and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements, before the effects of (i) the adjustments to retrospectively apply the change in segment presentation described in Note A1, and (ii) the adjustments to remove certain non-IFRS measures in the basis of preparation note, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to (i) the adjustments to retrospectively apply the change in segment presentation described in Note A1, and (ii) the adjustments to remove certain non-IFRS measures in the basis of preparation note, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company’s auditor from 2009 to 2020.

London, United Kingdom
7 June 2022

ITEM 19. EXHIBITS(1)

1.1	Articles of Association of Rentokil Initial plc (incorporated into this Form 20-F/A by reference to Exhibit 3.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).
2.1

Amended and Restated Deposit Agreement, dated as of 26 November 2018, by and among Rentokil Initial plc, The Bank of New York Mellon, as depositary bank, and all beneficial owners and holders from time to time of American Depositary Shares issued thereunder (incorporated into this Form 20-F/A by reference to Exhibit 4.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.1

Agreement and Plan of Merger between Terminix Global Holdings, Inc., Rentokil Initial plc, Rentokil Initial US Holdings, Inc., Leto Holdings I, Inc. and Leto Holdings II, LLC (incorporated into this Form 20-F/A by reference to Exhibit 2.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.2

Bridge and Term Facilities Agreement dated 25 February 2022 between Rentokil Initial plc, as Borrower, The Financial Institutions identified therein, as Arrangers, The Financial Institutions identified therein, as Original Lenders, Barclays Bank PLC, as Documentation Agent, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F/A by reference to Exhibit 10.3 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.3

Amendment Letter dated 25 March 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F/A by reference to Exhibit 10.4 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.4

Amendment Letter dated 25 May 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F/A by reference to Exhibit 10.5 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.5

Amendment Letter dated 18 July 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F/A by reference to Exhibit 10.6 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.6

Third Amendment and Restatement Agreement dated 8 September 2021 between Rentokil Initial plc, as Borrower, The Financial Institutions listed in Schedule 1, as Lenders, and Skandinaviska Enskilda Banken AB (publ), as Agent(incorporated into this Form 20-F/A by reference to Exhibit 10.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.7

Fourth Amendment and Restatement Agreement dated 25 February 2022 between Rentokil Initial plc, as Borrower, The Financial Institutions listed in Schedule 1, as Lenders, and Skandinaviska Enskilda Banken AB (publ), as Agent(incorporated into this Form 20-F/A by reference to Exhibit 10.2 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

8.1	Refer to “Related Undertakings” on pages F-65 to F-78 of this Form 20-F/A for more information on our subsidiaries and other associated undertakings.
12.1	Certification of Andy Ransom filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Stuart Ingall-Tombs filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Andy Ransom and Stuart Ingall-Tombs furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report 2022.(2)(3)

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.3	Consent of KPMG LLP, independent registered public accounting firm.
97.1	Rentokil Initial plc SEC Compensation Recoupment Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
(1)

Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)

Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F/A, as specified elsewhere in this Form 20-F/A. With the exception of the items and pages so specified, the Annual Report 2022 is not deemed to be filed as part of this annual report on Form 20-F/A.

(3)	Previously filed with the Original Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	Chief Financial Officer

London, England

February 8, 2024

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

		2022		2021		2020
	Notes	£m		£m		£m
Revenue	A1	3,714		2,957		2,803
Operating expenses	A7	(3,373)		(2,610)		(2,509)
Net impairment losses on financial assets		(24)		—		—
Operating profit	A1	317		347		294
Finance income	C9	49		4		6
Finance cost	C8	(79)		(34)		(78)
Share of profit from associates net of tax	B6	9		8		8
Profit before income tax		296		325		230
Income tax expense[1]	A12	(64)		(62)		(44)
Profit for the year		232		263		186
Profit for the year attributable to:
Equity holders of the Company		232		263		186
Non-controlling interests		—		—		—
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability	A10	2		1		(13)

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(232)		(18)		(35)
Net (loss)/gain on net investment hedge		(68)		15		(17)
Cost of hedging		(2)		(1)		(1)
Effective portion of changes in fair value of cash flow hedge		(6)		13		(5)
Tax related to items taken to other comprehensive income	A14	11		2		4
Other comprehensive income for the year		(295)		12		(67)
Total comprehensive income for the year		(63)		275		119
Total comprehensive income for the year attributable to:
Equity holders of the Company		(63)		275		119
Non-controlling interests		—		—		—

Earnings per share attributable to the Company’s equity holders:
Basic	A2	11.57	p	14.16	p	10.03	p
Diluted	A2	11.51	p	14.10	p	9.98	p

All profit is from continuing operations.

1.Taxation includes £58m (2021: £50m; 2020: £40m) in respect of overseas taxation.

Consolidated Balance Sheet

At 31 December

		2022	2021
	Notes	£m	£m
Assets
Non-current assets
Intangible assets	B2	7,319	2,164
Property, plant and equipment	B3	495	398
Right-of-use assets	B4	454	228
Investments in associated undertakings	B6	53	30
Other investments	C4	23	—
Deferred tax assets	A14	43	42
Contract costs	A1	182	75
Retirement benefit assets	A10	3	19
Trade and other receivables	A3	90	14
Derivative financial instruments	C5	21	10
		8,683	2,980
Current assets
Other investments	C4	1	2
Inventories	A4	200	136
Trade and other receivables	A3	832	527
Current tax assets		36	9
Derivative financial instruments	C5	—	2
Cash and cash equivalents	C3	2,170	668
		3,239	1,344
Liabilities
Current liabilities
Trade and other payables	A5	(1,162)	(764)
Current tax liabilities		(60)	(61)
Provisions for liabilities and charges	A6	(133)	(27)
Bank and other short-term borrowings	C2	(1,355)	(459)
Lease liabilities	B4	(135)	(78)
Derivative financial instruments	C5	—	(1)
		(2,845)	(1,390)
Net current assets/(liabilities)		394	(46)
Non-current liabilities
Other payables	A5	(81)	(72)
Bank and other long-term borrowings	C2	(3,574)	(1,256)
Lease liabilities	B4	(332)	(139)
Deferred tax liabilities	A14	(511)	(108)
Retirement benefit obligations	A10	(30)	(27)
Provisions for liabilities and charges	A6	(359)	(34)
Derivative financial instruments	C5	(92)	(34)
		(4,979)	(1,670)
Net assets		4,098	1,264
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	D2	25	19
Share premium		9	7
Other reserves		763	(1,927)
Retained earnings		3,302	3,166
		4,099	1,265
Non-controlling interests		(1)	(1)
Total equity		4,098	1,264

Consolidated Statement of Changes in Equity

For the year ended 31 December

	Attributable to equity holders of the Company				Non-
	Share	Share	Other	Retained	controlling	Total
	capital	premium	reserves	earnings	interests	equity
	£m	£m	£m	£m	£m	£m
At 1 January 2020	18	7	(1,868)	2,844	1	1,002
Profit for the year	—	—	—	186	—	186
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	(35)	—	—	(35)
Net loss on net investment hedge	—	—	(17)	—	—	(17)
Net loss on cash flow hedge[1]	—	—	(5)	—	—	(5)
Cost of hedging	—	—	(1)	—	—	(1)
Remeasurement of net defined benefit liability	—	—	—	(13)	—	(13)
Tax related to items taken directly to other comprehensive income	—	—	—	4	—	4
Total comprehensive income for the year	—	—	(58)	177	—	119
Transactions with owners:
Cost of equity-settled share-based payment plans	—	—	—	6	—	6
Tax related to items taken directly to equity	—	—	—	3	—	3
Movement in the carrying value of put options	—	—	—	1	—	1
At 31 December 2020	18	7	(1,926)	3,031	1	1,131
Profit for the year	—	—	—	263	—	263
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	(18)	—	—	(18)
Net gain on net investment hedge	—	—	15	—	—	15
Net gain on cash flow hedge[1]	—	—	13	—	—	13
Cost of hedging	—	—	(1)	—	—	(1)
Remeasurement of net defined benefit liability	—	—	—	1	—	1
Transfer between reserves	—	—	(10)	10	—	—
Tax related to items taken directly to other comprehensive income	—	—	—	2	—	2
Total comprehensive income for the year	—	—	(1)	276	—	275
Transactions with owners:
Shares issued in the year	1	—	—	(1)	—	—
Acquisition of non-controlling interests	—	—	—	(8)	(2)	(10)
Dividends paid to equity shareholders	—	—	—	(139)	—	(139)
Cost of equity-settled share-based payment plans	—	—	—	10	—	10
Tax related to items taken directly to equity	—	—	—	5	—	5
Movement in the carrying value of put options	—	—	—	(8)	—	(8)
At 31 December 2021	19	7	(1,927)	3,166	(1)	1,264
Profit for the year	—	—	—	232	—	232
Other comprehensive income:
Net exchange adjustments offset in reserves	—	—	(232)	—	—	(232)
Net loss on net investment hedge	—	—	(68)	—	—	(68)
Net loss on cash flow hedge[1]	—	—	(6)	—	—	(6)
Cost of hedging	—	—	(2)	—	—	(2)
Remeasurement of net defined benefit liability	—	—	—	2	—	2
Tax related to items taken directly to other comprehensive income	—	—	—	11	—	11
Total comprehensive income for the year	—	—	(308)	245	—	(63)
Transactions with owners:
Shares issued in the year	6	—	—	—	—	6
Merger relief on acquisition of Terminix Global Holdings, Inc.	—	—	3,014	—	—	3,014
Gain on stock options	—	2	—	—	—	2
Cost of issuing new shares	—	—	(16)	—	—	(16)
Dividends paid to equity shareholders	—	—	—	(122)	—	(122)
Cost of equity-settled share-based payment plans	—	—	—	18	—	18
Tax related to items taken directly to equity	—	—	—	(2)	—	(2)
Movement in the carrying value of put options	—	—	—	(3)	—	(3)
At 31 December 2022	25	9	763	3,302	(1)	4,098
1.

£6m net loss (2021: £13m net gain; 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

Shares of £nil (2021: £nil; 2020: £nil) have been netted against retained earnings. This represents 19.6m (2021: 9.4m; 2020: 7.7m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2022 was £100m (2021: £55m; 2020: £39m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity

For the year ended 31 December continued

Analysis of other reserves

	Capital	Merger		Cash flow
	reduction	relief	Legal	hedge	Translation	Cost of
	reserve	reserve	reserve	reserve	reserve	hedging	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	(1,723)	—	10	1	(156)	—	(1,868)
Net exchange adjustments offset in reserves	—	—	—	—	(35)	—	(35)
Net loss on net investment hedge	—	—	—	—	(17)	—	(17)
Net loss on cash flow hedge[1]	—	—	—	(5)	—	—	(5)
Cost of hedging	—	—	—	—	—	(1)	(1)
Total comprehensive income for the year	—	—	—	(5)	(52)	(1)	(58)
At 31 December 2020	(1,723)	—	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	—	—	—	—	(18)	—	(18)
Net gain on net investment hedge	—	—	—	—	15	—	15
Net gain on cash flow hedge[1]	—	—	—	13	—	—	13
Transfer between reserves	—	—	(10)	—	—	—	(10)
Cost of hedging	—	—	—	—	—	(1)	(1)
Total comprehensive income for the year	—	—	(10)	13	(3)	(1)	(1)
At 31 December 2021	(1,723)	—	—	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	—	—	—	—	(232)	—	(232)
Net loss on net investment hedge	—	—	—	—	(68)	—	(68)
Net loss on cash flow hedge[1]	—	—	—	(6)	—	—	(6)
Cost of hedging	—	—	—	—	—	(2)	(2)
Total comprehensive income for the year	—	—	—	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	—	3,014	—	—	—	—	3,014
Cost of issuing new shares	—	(16)	—	—	—	—	(16)
At 31 December 2022	(1,723)	2,998	—	3	(511)	(4)	763
1.

£6m net loss (2021: £13m net gain: 2020: £5m net loss) on cash flow hedge includes £137m gain (2021: £15m loss; 2020: £15m gain) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £118m gain (2021: £nil; 2020: £nil) and reclassification to the income statement of £25m gain (2021: £28m loss; 2020: £20m gain) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. £nil (2021: £10m, 2020: £nil) has been transferred back to the retained earnings reserve.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement

For the year ended 31 December

		2022	2021	2020
	Notes	£m	£m	£m
Cash flows from operating activities
Cash generated from operations	C10	716	669	653
Interest received		13	5	8
Interest paid[1]		(52)	(42)	(49)
Income tax paid	A13	(77)	(69)	(64)
Net cash flows from operating activities		600	563	548
Cash flows from investing activities
Purchase of property, plant and equipment		(153)	(128)	(130)
Purchase of intangible fixed assets		(37)	(32)	(23)
Proceeds from sale of property, plant and equipment		5	7	6
Acquisition of companies and businesses, net of cash acquired	B1	(1,018)	(463)	(194)
Disposal of companies and businesses		1	—	2
Dividends received from associates	B6	4	4	12
Net change to cash flow from investment in term deposits		1	171	(170)
Net cash flows from investing activities		(1,197)	(441)	(497)
Cash flows from financing activities
Dividends paid to equity shareholders	D1	(122)	(139)	—
Acquisition of shares from non-controlling interest		—	(9)	—
Capital element of lease payments		(104)	(88)	(85)
Cost of issuing new shares		(16)	—	—
Cash inflow/(outflow) on settlement of debt-related foreign exchange forward contracts		26	(19)	(24)
Proceeds from new debt		2,383	5	1,690
Debt repayments		(844)	(167)	(1,352)
Net cash flows from financing activities		1,323	(417)	229
Net increase/(decrease) in cash and cash equivalents		726	(295)	280
Cash and cash equivalents at beginning of year		242	551	274
Exchange losses on cash and cash equivalents		(89)	(14)	(3)
Cash and cash equivalents at end of the financial year	C3	879	242	551

1.Interest paid includes the interest element of lease payments of £10m (2021: £6m; 2020: £7m).

Notes to the Financial Statements

General accounting policies

Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with UK-adopted International Accounting Standards (IAS) and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments). Certain financial and equity instruments have been measured at fair value.

These consolidated financial statements as at and for the year ended 31 December 2022 were authorised for issue on 8 February 2024.

Consolidated financial statements of the Company for the year ended 31 December 2022, were initially authorised for issue on 16 March 2023, and included in the Company’s annual report on Form 20-F filed with the SEC on 4 April 2023. The Company is reissuing its consolidated financial statements for the year ended 31 December 2022 to (a) relabel “cash generated from operating activities” to “cash generated from operations” on the consolidated statements of cash flow; and (b) remove certain non-IFRS measures from Notes A1, A2, A12, C9 and C10 of these Consolidated Financial Statements. None of the adjustments impacted the consolidated balance sheet, consolidated statements of profit or loss and comprehensive income or the consolidated statement of changes in equity.

Climate change

The Group has updated its detailed review of expected climate change impacts on the business and its assets and liabilities to establish any adjustments required and what reporting is necessary in its Financial Statements for 2022 under a 1.5-2.0 degree pathway.

This process has been completed to ensure material accuracy of the financial reporting and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items and each element of the Group’s commitment to reach net zero by 2040, to identify if any of these items is expected to be materially impacted in a negative or positive way by weather, legislative, societal or revenue/cost changes. The conclusions of this process have been reviewed and agreed by the Audit Committee on 8 December 2022.

The conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations of the Group significantly reduces the risk profile to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present some opportunities. Societal and legislative impacts are not considered to have a material impact on any one segment such that we need to break out reporting in a different way to previous years. Judgements are not considered to be significant, although clearly understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the incremental processes undertaken to assess the climate change impact on the valuations. Management review has concluded that there is no material impact and that no further disclosure is required.

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include a revenue decline of 20% against base budget for six months or for 12 months, and a one off ‘shock’ in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Were the Group to need to access additional funds it would be able to manage cash outflows through cost savings, adjusting the level of M&A activity and/or dividends paid, which are all within the Group’s control.

Notes to the Financial Statements

continued

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Financial Statements on a going concern basis.

Consolidation

(a)Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it (i) has power over the entity; (ii) is exposed or has rights to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of these three elements of control.

The Financial Statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Inter-company transactions, balances, and gains and losses on transactions between Group companies are eliminated on consolidation. When less than 100% of the issued share capital of a subsidiary is acquired, and the acquisition includes an option to purchase the remaining share capital of the subsidiary, the anticipated acquisition method is applied where judged appropriate to do so. The judgement is based on the risks and rewards associated with the option to purchase, meaning that no non-controlling interest is recognised. A liability is carried on the balance sheet equal to the fair value of the option to purchase. This is revised to the fair value at each reporting date with differences being recorded in equity.

Where the Group ceases to have control of a subsidiary, the assets and liabilities are derecognised along with any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in the income statement. Any interest retained in the former subsidiary is measured at fair value when control ceases. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests, which may cause the non-controlling interests to have a deficit balance. Consideration in excess of net identifiable assets acquired in respect of non-controlling interests in existing subsidiary undertakings is taken directly to equity.

(b)Associates

Associates are those entities in which the Group has significant influence over the financial and operating policies, but not control. Significant influence is usually presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Associates are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.

Foreign currency translation

(a)Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of Rentokil Initial plc.

Notes to the Financial Statements

continued

(b)Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
(ii)income and expenses for each income statement are translated at average exchange rates; and
(iii)all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments or deemed to be quasi-equity, are taken to other comprehensive income. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c)Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, or from the translation of monetary assets and liabilities denominated in foreign currencies at reporting period end exchange rates, are recognised under the appropriate heading in the income statement; except when deferred in equity as qualifying net investment hedges or where certain intra-group loans are determined to be quasi-equity (normally not expected to be repaid).

(d)Financial reporting in hyperinflationary economies

With effect from 1 May 2022 the Group purchased Ecotec Interocéanica S.A., a company which has operations in Argentina and uses the Argentine peso as its functional currency. The Argentinian economy was designated as hyperinflationary from July 2018. As a result, application of IAS 29 Financial Reporting in Hyperinflationary Economies has been applied for the Argentinian subsidiary, from the date of acquisition.

During 2022, Turkey, a country in which the Group has operated for many years, was designated as hyperinflationary. The Group also has operations in Lebanon which remains hyperinflationary.

The IAS 29 rules are applied as follows:

(i)	adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii)	adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii)	adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2022		Index at 31 December 2022
Argentina	716.94	[1]	1,134.59
Lebanon	921.40		2,045.46
Turkey	686.95		1,128.45

1.Index from effective date of 1 May 2022.

Notes to the Financial Statements

continued

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions. Note C5 discusses accounting for financial instruments.

Financial assets

The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

(a)Amortised cost

Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as fair value through profit and loss) and other investments.

(b)Fair value through other comprehensive income (FVTOCI)

These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.

(c)Fair value through profit and loss (FVTPL)

Financial assets under this classification are assets that cannot be classified in any of the other categories. These assets are measured at fair value and changes to market values are recognised in profit and loss.

Financial liabilities

All financial liabilities are stated at amortised cost using the effective interest rate method except for derivatives, which are classified as held for trading (except where they qualify for hedge accounting) and are held at fair value.

Financial liabilities held at amortised cost include trade payables, deferred consideration and borrowings.

Sources of estimation uncertainty and significant accounting judgements

The use of estimates, assumptions and judgements in the application of the Group’s accounting policies is explained below, with major sources of estimation uncertainty and significant judgements separately identified.

Assumptions and estimation uncertainties

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the Financial Statements.

Notes to the Financial Statements

continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the relevant notes for further detail):

(a) Termite damage claim provisions

With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on customers existing at the acquisition date, for which a provision has been estimated. The liability arises where termite prevention treatments have been ineffective, resulting in damage to property. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate and discount rates. An additional provision is recognised for all new customers after the acquisition date upon commencement of the contract, based on the estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions are also likely to change. Sensitivity analysis is provided in Note A6.

(b) Provisions for uncertain tax positions

The Group holds significant provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group’s current tax liabilities reflect management’s best estimate of the future amounts of corporation tax that will be settled. However the actual outcome could be significantly different to the estimate made, as the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time barred. Note A13 discusses in detail why the provisions are taken and explains the estimation uncertainty; however management considers it to be impracticable to disclose the extent of the possible effects of assumptions made.

Significant accounting judgements

Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Financial Statements are discussed below:

(a) Useful economic life of brands

The Terminix US brand, acquired in October 2022, has been assessed as having an indefinite useful life. Prior to this acquisition all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and therefore if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. The Terminix brand has been valued at £1,292m, which based on a typical 15-year life would result in a £86m annual amortisation charge.

Other accounting estimates

The Consolidated Financial Statements include other areas of accounting estimates that do not meet the definition under IAS 1 of significant accounting estimates or accounting judgements. The recognition and measurement of certain material assets and liabilities are based on assumptions and/or are subject to longer-term uncertainties as follows:

(a) Impairment of goodwill and other assets

The annual review for potential impairment of goodwill and other indefinite-lived intangible assets is primarily based on a value-in-use model. This model uses discounted cash flows to assess whether the goodwill carrying value can be supported or whether impairment is required. The model uses the following assumptions about the future:

●	Revenue growth rate
●	Operating profit margin

Notes to the Financial Statements

continued

●	Discount rate
●	Long-term growth rate (inflation)

If the actual outcome is different to the estimated performance, or there is an unfavourable movement in the timing or amount of any of the assumptions used, this could lead to a material adjustment to the carrying amount of the asset within the next financial year. Note B2 explains the impairment review process undertaken in the year.

(b) Self-insurance provisions

The Group self-insurance provision increased significantly through the acquisition of Terminix in October 2022. Self-insurance provisions are valued annually by external actuaries. Although the carrying value of the provision is significant, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year and any impact would be expected to crystallise over the long term. Self-insurance provisions are disclosed in Note A6.

(c) Put options

In 2017, the Group acquired 57% of the share capital in PCI India. The remaining 43% is subject to put options where the seller may require the Group to purchase the remaining shares in stages over a fixed term between 2023 and 2027. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity. The put options are valued at £45m, but any changes to the assumptions would not have a material effect on this valuation. Put option liabilities are disclosed in Note A5.

Standards, amendments and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2021.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2022:

●	amendments to IAS 16 Property, Plant and Equipment;
●	amendments to IFRS 3 Reference to the Conceptual Framework;
●	amendments to IAS 37 Onerous Contracts; and
●	annual improvements to IFRS Standards 2018-2020.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2021.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Notes to the Financial Statements

continued

A. Operating

A1. Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into region, category and major type of revenue stream is shown below under segmental reporting.

Performance obligations

Revenue recognised over time — contract service revenue

These are mainly full-service contracts, inclusive of equipment, maintenance and consumables as required. The inclusive service is treated as a single performance obligation.

●	Pest Control: the Group offers a range of services with the most common being general pest maintenance contracts. Under this type of contract the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year, plus any additional call-outs as required; so there is a stand-ready element to the service as well as an ongoing service. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service.

The Group offers certain termite contracts across a limited number of countries (including North America) where there is a single performance obligation. In these contracts revenue is recognised as the performance obligation is satisfied, which is generally over a short time period of a few days. These contracts include assurance warranties that last for a period of 12 months from the date of service, but the warranty is not considered to be a performance obligation under IFRS 15. These contracts are annual contracts and are therefore recognised as contract service revenue. Some smaller acquired businesses have legacy termite contract terms that do offer service warranties, resulting in a spread of revenues over the contractual year. All new customer contracts for termite treatments have been aligned across North America for all brands from January 2023 resulting in a singular accounting treatment going forward.

Notes to the Financial Statements

continued

●	Hygiene & Wellbeing: the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. Also included are contracts relating to interior landscaping, specifically the supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract any assets on the customer’s site are recovered.
●	France Workwear: the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Revenue recognised at a point in time — job work

These services are short term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation with revenue recognised at the point of completion of the work.

●	Pest Control: an example of this type of revenue in the Pest Control category is bird-proofing which is a one-off installation that, depending on the size of the site, may take between a few days and several weeks to complete. There is a single performance obligation (to install bird-proofing) and the customer is billed, and revenue recognised, at the end of the job.
●	Hygiene & Wellbeing: this type of revenue is generated, for example, by our Specialist Hygiene team which performs specialist cleaning services such as graffiti removal, deep cleaning of kitchens and washrooms, trauma cleaning, flood or fire damage cleaning, and specialist deep cleaning services. These are usually short-term jobs (less than one week) and usually there is a single performance obligation with revenue recognised on completion of the job.

Revenue recognised at a point in time — sale of goods

Sale of products and consumables relates mainly to the pest distribution businesses which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing business there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.

The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. The contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.

The Group makes a charge against revenue for credit notes not yet issued at the balance sheet date. Due to prolonged government lockdowns in the year ended 31 December 2020 where customer sites could not be accessed, the charge for credit notes related to the UK (which makes up a significant part of the Group credit note charge) increased significantly. This charge was estimated using data on incomplete service visits and credit notes already issued in the year. The range of estimation uncertainty affecting the reported UK & Ireland revenue of £288m was estimated to be between £(1)m and £5m. As the pandemic subsided during 2021 and lockdowns in the UK were lifted, the estimate of the level of credit notes required became more certain, which affected the amount of revenue recognised in 2021. By the end of 2022 credit note provisions had no material impact on revenue recognised.

Contract costs

Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

Notes to the Financial Statements

continued

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £182m (2021: £75m; 2020: £68m). The amount of amortisation recognised in the period was £39m (2021: £30m; 2020: £28m) and impairment losses were £nil (2021: £nil; 2020: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract liabilities

Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

Up to the end of 2021 the Group operated three business segments: Pest Control, Hygiene and Protect & Enhance. In response to the rising importance of hygiene and wellbeing services, Rentokil Initial reorganised its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and allocating the businesses in its former Protect & Enhance segment, effective from 1 January 2022. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment, and Workwear (France) has been left as a standalone segment. At the same time, changes were made to the regional structure, designed to provide clearer geographic links and align growth strategies, as follows:

●	North America: Puerto Rico joined the Latin America (LATAM) region
●	Europe: Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region. Also continues to include LATAM[1] which has been expanded to include Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)
●	UK & Sub-Saharan Africa: No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions
●	Asia & MENAT: Enlarged region includes Asia and MENAT countries
●	Pacific: No change

The financial information presented has been restated to reflect these changes.

1.	The LATAM region is combined with Europe. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as it historically reported through this region, it is similar in nature to the Europe businesses and has language and cultural alignment.

Notes to the Financial Statements

continued

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Revenue and profit

				Operating	Operating	Operating
	Revenue	Revenue[1]	Revenue[1]	profit	profit[1]	profit[1]
	2022	2021	2020	2022	2021	2020
	£m	£m	£m	£m	£m	£m
North America[2]
Pest Control	1,746	1,149	979	297	187	131
Hygiene & Wellbeing	103	142	218	18	29	78
	1,849	1,291	1,197	315	216	209
Europe (incl. LATAM)
Pest Control	427	350	324	103	92	75
Hygiene & Wellbeing	322	316	330	53	54	59
France Workwear	192	166	173	31	17	19
	941	832	827	187	163	153
UK & Sub-Saharan Africa
Pest Control	187	176	163	48	46	37
Hygiene & Wellbeing	183	183	164	48	49	22
	370	359	327	96	95	59
Asia & MENAT
Pest Control	231	187	171	34	25	20
Hygiene & Wellbeing	90	84	92	11	11	16
	321	271	263	45	36	36
Pacific
Pest Control	104	90	81	16	14	15
Hygiene & Wellbeing	123	107	97	32	25	20
	227	197	178	48	39	35
Central and regional overheads	6	7	11	(108)	(97)	(95)
Restructuring costs	—	—	—	(12)	(10)	(13)
Revenue and Adjusted Operating Profit	3,714	2,957	2,803	571	442	384
One-off and adjusting items[3]				(136)	(21)	(8)
Amortisation and impairment of intangible assets[4]				(118)	(74)	(82)
Operating Profit				317	347	294
Share of profit from associates (net of tax)				9	8	8
Net adjusted interest payable				(48)	(34)	(37)
Net interest adjustments				18	4	(35)
Profit Before Tax				296	325	230
1.	During 2022, internal management reporting structures changed and revenue and profit have been represented for 2020 and 2021 under the new structure.
2.	During 2022 there were impairment losses recognised in North America of £17m (2021: £nil; 2020: £nil) related to ROU assets and £8m (2021: £nil; 2020: £nil) related to property, plant and equipment.
3.	One-off and adjusting items are disclosed at Note A7.
4.	Excluding computer software.

Notes to the Financial Statements

continued

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

				Operating	Operating	Operating
	Revenue	Revenue	Revenue[1]	profit	profit	profit[1]
	2022	2021	2020	2022	2021	2020
	£m	£m	£m	£m	£m	£m
Pest Control	2,695	1,952	1,718	498	364	278
Hygiene & Wellbeing	821	832	901	162	168	195
France Workwear	192	166	173	31	17	19
Total business segments	3,708	2,950	2,792	691	549	492
Central and regional overheads	6	7	11	(108)	(97)	(95)
Restructuring costs	—	—	—	(12)	(10)	(13)
Revenue and Adjusted Operating Profit	3,714	2,957	2,803	571	442	384
One-off and adjusting items[2]				(136)	(21)	(8)
Amortisation and impairment of intangible assets[3]				(118)	(74)	(82)
Operating Profit				317	347	294
1.	During 2022, internal management reporting structures changed and revenue and profit have been represented for 2020 and 2021 under the new structure.
2.	One-off and adjusting items are disclosed in Note A7.
3.	Excluding computer software.

Revenue from external customers attributed to the UK amounted to £296m (2021: £292m; 2020: £260m), with overseas countries accounting for the balance of £3,418m (2021: £2,665m; 2020: £2,543m). The only countries accounting for more than 10% of revenue from external customers are the US, totalling £1,786m (2021: £1,240m; 2020: £1,153m), and France, totalling £338m (2021: £306m; 2020: £310m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker.

Notes to the Financial Statements

continued

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia, India, and Spain (being the largest countries outside the UK) and for all other countries are:

		Non-current		Non-current		Non-current
	Revenue	assets[1]	Revenue	assets[1]	Revenue	assets[1]
	2022	2022	2021	2021	2020	2020
	£m	£m	£m	£m	£m	£m
UK	296	192	292	180	260	176
USA	1,786	7,033	1,240	1,768	1,153	1,550
France	338	268	306	234	310	249
Australia	166	132	149	120	132	114
India	58	83	54	81	49	82
Spain	56	76	46	42	44	41
Other countries	1,014	688	870	454	855	411
Total	3,714	8,472	2,957	2,879	2,803	2,623
1.	Non-current assets include intangible assets, property, plant and equipment, right-of-use assets, contract cost assets and non-current other receivables.

Analysis of revenue by type

	Revenue	Revenue	Revenue
	2022	2021	2020
	£m	£m	£m
Recognised over time
Contract service revenue	2,610	2,009	1,878
Recognised at a point in time
Job work	724	641	651
Sales of goods	380	307	274
Total	3,714	2,957	2,803

Other segment items included in the consolidated income statement are as follows:

	Amortisation and	Amortisation and	Amortisation and
	impairment of	impairment of	impairment of
	intangibles[1]	intangibles[1]	intangibles[1]
	2022	2021	2020
	£m	£m	£m
North America	59	34	30
Europe (incl. LATAM)	29	14	15
UK & Sub-Saharan Africa	—	9	9
Asia & MENAT	20	7	17
Pacific	4	4	4
Central and regional	6	6	7
Disposed businesses	—	—	—
Total	118	74	82
Tax effect	(25)	(18)	(18)
Total after tax effect	93	56	64
1.	Excluding computer software.

Notes to the Financial Statements

continued

A2. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 1,290,294 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: nil).

Details of the calculation of earnings per share are set out below:

	2022		2021		2020
	£m		£m		£m
Profit attributable to equity holders of the Company	232		263		186

Weighted average number of ordinary shares in issue (million)	2,002		1,858		1,853
Adjustment for potentially dilutive shares (million)	12		8		10
Weighted average number of ordinary shares for diluted earnings per share (million)	2,014		1,866		1,863

Basic earnings per share	11.57	p	14.16	p	10.03	p
Diluted earnings per share	11.51	p	14.10	p	9.98	p

A3. Trade and other receivables

The Group’s trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are therefore all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.

Expected credit loss (ECL) calculations are performed quarterly and are used to calculate the provision. ECL calculations are a probability weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change and product or service provided.

Notes to the Financial Statements

continued

There is limited concentration of credit risk with respect to trade receivables due to the Group’s customer base being large and diverse. The amount of credit risk with respect to customers is represented by the carrying amount on the balance sheet. The Group policy is that credit facilities for new customers are approved by designated managers at regional level. Credit limits are set with reference to trading history and reports from credit rating agencies where they are available. Where this is not feasible the Group may request payment in advance of work being carried out, or settlement by credit card on completion of the work. There are no trade receivables that would otherwise be past due or impaired whose terms have been renegotiated.

	2022	2021
	£m	£m
Trade receivables	692	474
Less: provision for impairment of trade receivables	(70)	(50)
Trade receivables – net	622	424
Other receivables	110	63
Prepayments	79	35
Accrued income[1]	111	19
Total	922	541

Analysed as follows:
Non-current	90	14
Current	832	527
Total	922	541
1.	Accrued income has increased in the year primarily due to the acquisition of Terminix. At the balance sheet date, US Terminix makes up £90m (2021: £nil) of the accrued income balance.

All of the Group’s provision for impairment relates to trade receivables. Analysis of the Group’s provision for impairment of trade receivables is as follows:

	2022	2021
	£m	£m
At 1 January	50	61
Exchange differences	—	(1)
Additional provision	30	26
Receivables written off as uncollectable	(27)	(19)
Unused amounts reversed	(5)	(17)
Acquisition of companies and businesses	22	—
At 31 December	70	50

The ageing of trade receivables and provision for impairment is as follows:

	Trade	Provision for	Trade	Provision for
	receivables	impairment	receivables	impairment
	2022	2022	2021	2021
	£m	£m	£m	£m
Not due	290	(4)	224	(2)
Overdue by less than 1 month	155	(4)	100	(2)
Overdue by between 1 and 3 months	117	(6)	66	(3)
Overdue by between 3 and 6 months	55	(8)	30	(4)
Overdue by between 6 and 12 months	38	(18)	23	(13)
Overdue by more than 12 months	37	(30)	31	(26)
At 31 December	692	(70)	474	(50)

Notes to the Financial Statements

continued

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2022	2021
	£m	£m
Pound sterling	48	52
Euro	159	150
US dollar	301	133
Other currencies	184	139
Carrying value	692	474

Fair value is considered to be equal to carrying value for all trade and other receivables.

A4. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.

	2022	2021
	£m	£m
Raw materials	15	13
Work in progress	2	2
Finished goods	183	121
	200	136

An inventory impairment charge of £3m was recognised in 2022 (2021: £16m). Inventory recognised as an expense during the period was £280m (2021: £210m).Reversals of inventory write-downs during the period were £nil (2021: £nil).

A5. Trade and other payables

	2022	2021
	£m	£m
Trade payables	351	165
Social security and other taxes	88	72
Other payables	117	89
Accruals	337	254
Contract liabilities[1]	259	167
Deferred consideration	21	14
Contingent consideration[2]	70	75
Total	1,243	836

Analysed as follows:
Other payables	42	18
Deferred consideration	1	2
Contingent consideration[2]	38	52
Total non-current portion	81	72
Current portion	1,162	764
Total	1,243	836
1.

Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories our customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Notes to the Financial Statements

continued

2.	Contingent consideration includes put option liability of £45m (2021: £42m).

Put options are held following the acquisition of PCI in 2017 where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity.

The assumptions that are made in estimating the value of this put option liability are option price and discount rate. A 5% reduction in the estimated option price would result in a £2m decrease in the liability, and a 1% decrease in the discount rate would result in a £2m increase in the liability. All gains and losses relating to the put options are recognised through equity.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

Other than the put options, there are no liabilities in the table above that bear interest or are discounted, and therefore the cash flows are equal to the carrying value of the liabilities. Cash is due to flow between one and five years for all non-current liabilities and not beyond. Fair value is equal to carrying value for all trade and other payables. There is no material difference between the fair value and carrying value for all trade and other payables.

The currency split of trade and other payables is as follows:

	2022	2021
	£m	£m
Pound sterling	174	165
Euro	241	198
US dollar	564	263
Other currencies	264	210
Carrying value	1,243	836

A6. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).

Notes to the Financial Statements

continued

Future cash flows relating to these obligations are discounted when the effect is material. This year the US is the only country where the effect of discounting is material. The discount rates used are based on government bond rates in the country of the cash flows, and were between 3.5% and 5.875% (2021: 0.9%) for the US.

	Termite
	damage	Self-
	claims	insurance	Environmental	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2021	—	32	14	18	64
Exchange differences	—	—	(1)	—	(1)
Additional provisions	—	18	—	6	24
Used during the year	—	(14)	(2)	(9)	(25)
Unused amounts reversed	—	(1)	—	(2)	(3)
Acquisition of companies and businesses	—	2	—	—	2
At 31 December 2021	—	37	11	13	61

At 1 January 2022	—	37	11	13	61
Exchange differences	(28)	(7)	—	—	(35)
Additional provisions	3	30	—	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	—	(6)	—	(2)	(8)
Acquisition of companies and businesses	335	136	3	1	475
Unwinding of discount on provisions	3	1	—	—	4
At 31 December 2022	303	165	12	12	492

	2022	2021
	Total	Total
	£m	£m
Analysed as follows:
Non-current	359	34
Current	133	27
Total	492	61

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the rate and cost of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●	Discount rate – this exposure is largely based within the United States, therefore measurement is based on a US risk-free rate. As we have seen during 2022, interest rates (and therefore discount rates) have moved up and are at their highest in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (from 4.31% to 4.53%) would reduce/increase the provision by £3m. Over the 12 months to 31 December 2022, as a result, inter alia, of the conflict in Ukraine, risk-free rate yields have risen from c.0.9% to 4.31%.

Notes to the Financial Statements

continued

●	Claim cost – claim cost forecasts have been based on the latest available historical settled Terminix claims. Claims costs are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between six months and five years, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim costs and therefore future material changes in provisions. Management has modelled that a structural increase/decrease of 5% in total claim costs would increase/decrease the provision by c.£14m. Over the 12 months to 31 December 2022, as a result of supply chain issues caused by the COVID pandemic and other macro-economic factors, in year costs per claim rose by c.17%.
●	Claim rate – management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£14m, accordingly. Over the 12 months to 31 December 2022 claim rates fell by c.16%.
●	Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macro-economic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£10m up or down, accordingly. On average over the last 10 years churn rates move by +/– c.1.2% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management’s assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

Environmental

The Group owns a number of properties in Europe and the US where there is land contamination. Provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

Notes to the Financial Statements

continued

A7. Operating expenses by nature

Operating expenses from continuing operations include the following items:

		2022	2021	2020
	Notes	£m	£m	£m
Employee costs	A9	1,736	1,405	1,305
Direct materials and services		704	586	583
Vehicle costs		201	146	134
Property costs		82	60	65
Depreciation and impairment of property, plant and equipment	B3	140	128	132
Amortisation and impairment of intangible assets	B2	140	91	101
One-off and adjusting items – operating[2]		136	21	8
Other operating expenses[1]		234	173	181
Total operating expenses		3,373	2,610	2,509
1.	Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

2.	One-off and adjusting items – operating are explained in the table below.

	2022	2021	2020
	£n	£m	£m
Acquisition and integration costs	5	13	15
Pension scheme closure in North America	—	—	(7)
UK pension scheme – return of surplus	—	—	—
Terminix acquisition costs	68	6	—
Terminix integration costs	62	—	—
Other	1	2	—
Total	136	21	8

A8. Auditor’s remuneration

	2022	2021	2020
	£m	£m	£m
Fees payable to the Company’s auditor for the audit of the Parent Company and Group accounts	3	2	1
Audit of accounts of subsidiaries of the Group	4	3	2
Audit-related assurance services[1]	2	—	—
Other assurance services	—	—	—
Total audit and audit-related assurance services	9	5	3
Non-audit services[2]	3	—	—
Total	12	5	3
1.	Included in 2022 is an amount of £2m paid to the Company’s auditor in respect of the 2021 PCAOB Group audit required for the purposes of the US registration.
2.	Relates to accounting specialist fees in respect of the Terminix acquisition.

Notes to the Financial Statements

continued

A9. Employee benefit expense

Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on calculations of achievements of financial performance targets and the best estimate of the obligation to employees related to personal performance criteria being achieved. A liability is recognised where a contractual obligation exists or where past practice indicates that there is a constructive obligation to make such payments in the future.

Holiday pay

Paid holidays are regarded as an employee benefit and as such are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not yet taken.

Termination benefits

Termination benefits are payable when an employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value where the effect of discounting is material.

	2022[2]	2021	2020
	£m	£m	£m
Wages and salaries[1]	1,582	1,225	1,141
Social security costs	154	138	129
Share-based payments	17	10	6
Pension costs:
– defined contribution plans	22	31	27
– defined benefit plans	2	1	2
	1,777	1,405	1,305
1.	Wages and salaries are net of any local government wage-related grants as disclosed in Note D5.

2.Including £41m staff costs reported as one-off and adjusting items (see note A7).

Monthly average number of people employed by the Group during the year:

	2022	2021	2020
	Number	Number	Number
Processing and service delivery	38,256	34,163	33,174
Sales and marketing	5,993	5,400	5,272
Administration and overheads	7,226	6,468	6,142
	51,475	46,031	44,588

Notes to the Financial Statements

continued

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest
	paid	Other
	Director	Directors
	£000	£000
2020
Aggregate emoluments excluding share options	867.3	575.6
Aggregate gains made by Directors on exercise of share options	—	—
Aggregate amount receivable under long-term incentive schemes	3,187.9	1,325.6
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	4,055.2	1,901.2
2021
Aggregate emoluments excluding share options	2,661.2	1,444.0
Aggregate gains made by Directors on exercise of share options	916.3	370.6
Aggregate amount receivable under long-term incentive schemes	3,340.0	145.9
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	6,917.5	1,960.5
2022
Aggregate emoluments excluding share options	2,698.7	1,557.5
Aggregate gains made by Directors on exercise of share options	—	233.8
Aggregate amount receivable under long-term incentive schemes	831.9	380.3
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	3,530.6	2,171.6

	2022	2021	2020
	Number	Number	Number
Number of Directors accruing retirement benefits
– defined contribution schemes	—	2	3
– defined benefit schemes	—	—	—
Number of Directors exercising share options[1]	1	2	2
Number of Directors receiving shares as part of long-term incentive schemes	2	2	3
1.	The highest paid Director exercised nil (2021: 163,625; 2020: nil) share options during the year.

A10. Retirement benefit obligations

Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

The principal pension scheme in the Group is the UK Rentokil Initial 2015 Pension Scheme (RIPS) which has a defined contribution section and a number of defined benefit sections, the largest of which has now been wound up following a buy-out agreement with Pension Insurance Corporation plc (PIC) to take over the payment of the liabilities in the scheme. Further details are on page F-28.

The largest retirement benefit obligation in the Group is now the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

Notes to the Financial Statements

continued

Defined benefit pension plans

A defined benefit pension plan is a plan that defines the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation and age.

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.

Defined contribution pension plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

RIPS

On 4 December 2018 the Trustee entered into a binding agreement with PIC to insure the liabilities of the RIPS, known as a buy-in. In December 2021 the final true-up premium was paid to PIC and on 24 February 2022 the insurance policy with PIC was transferred to the individual members of the scheme and buy-out was completed. Accordingly in 2022 both the Scheme’s assets and liabilities have been reduced by the policy value (£1,159m). The wind-up of the scheme was completed in December 2022 and the remaining surplus of £22m was refunded to the Company.

The defined benefit schemes of the RIPS were reappraised semi-annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19R requirements (including schemes which are insured under a buy-in contract). The assumptions used for the RIPS are shown below:

	24 February	31 December
	2022	2021
Weighted average %
Discount rate	2.6%	2.0%
Future salary increases	n/a	n/a
Future pension increases	3.6%	3.3%
RPI inflation	3.7%	3.4%
CPI inflation	3.0%	2.7%

Notes to the Financial Statements

continued

Pension benefits

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

		Fair			Fair
	Present	value of		Present	value of
	value of	plan		value of	plan
	obligation	assets	Total	obligation	assets	Total
	2022	2022	2022	2021	2021	2021
	£m	£m	£m	£m	£m	£m
At 1 January	(1,313)	1,305	(8)	(1,481)	1,461	(20)
Current service costs[1]	(2)	—	(2)	(1)	—	(1)
Past service costs[1]	(1)	—	(1)	1	—	1
Settlement gain	4	—	4	22	(21)	1
Transfer of RIPS annuity policies (buy-out)	1,159	(1,159)	—	—	—	—
Administration expenses[1]	4	(4)	—	—	—	—
Interest on defined benefit obligation/asset[1]	(5)	5	—	(21)	21	—
Exchange difference	(3)	2	(1)	2	(1)	1
Total pension income/(expense)	1,156	(1,156)	—	3	(1)	2
Remeasurements:
– Remeasurement gain/(loss) on scheme assets	—	(79)	(79)	—	(78)	(78)
– Remeasurement gain/(loss) on obligation[2]	81	—	81	79	—	79
Contributions:
– Employers	(1)	—	(1)	(1)	8	7
– Benefit payments	12	(10)	2	87	(85)	2
– Refund of surplus	—	(22)	(22)	—	—	—
At 31 December	(65)	38	(27)	(1,313)	1,305	(8)

Retirement benefit obligation schemes[3]	(49)	19	(30)	(63)	36	(27)
Retirement benefit asset schemes[4]	(16)	19	3	(1,250)	1,269	19
1.	Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2.

The actuarial movement on the UK RIPS comprises remeasurement gain arising from changes in demographic assumptions of £nil (2021: gain of £3m; 2020: gain of £16m), remeasurement gain arising from changes in financial assumptions of £82m (2021: gain of £75m; 2020: loss of £117m) and a remeasurement loss arising from experience of £7m (2021: loss of £1m; 2020: gain of £25m).

3.

Benefit plans in an obligation position include plans situated in Thailand, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Hong Kong and Saudi Arabia.

4.	Benefit plans in an asset position include plans situated in Australia, Barbados and Ireland.

Included in the table above is a net defined benefit surplus in relation to the UK RIPS of £nil (2021: £18m; 2020: £18m) recognised as defined benefit obligation of £nil (2021: £1,248m; 2020: £1,369m) and plan assets of £nil (2021: £1,266m; 2020: £1,388m). Of the £65m (2021: £1,313m; 2020: £1,481m) of obligations, £20m (2021: £17m; 2020: £18m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2023 are expected to be less than £1m.

Notes to the Financial Statements

continued

The fair value of plan assets at the balance sheet date is analysed as follows:

	2022	2021
	£m	£m
Equity instruments	2	3
Debt instruments – unquoted	15	16
Insurance policies	—	1,239
Other	21	47
Total plan assets	38	1,305

Where available the fair values of assets are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). In other cases the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:

●	unquoted debt instruments (level 2);
●	interest and inflation rate hedging instruments (level 2); and
●	pooled investment funds (level 3).

Other significant assets are valued based on observable market inputs. Insurance policies are valued at the present value of the related obligations. Other assets primarily consist of cash.

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £34m (2021: £32m). A remeasurement gain of £2m (2021: £1m gain) was recognised during the year.

A11.  Share-based payments

Share-based compensation

The Group operates one equity-settled share-based long-term incentive plan (LTIP). The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value is determined by reference to option pricing models, principally Monte Carlo and adjusted Black-Scholes models. The charge is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Performance Share Plan

The Company introduced a share-based performance plan in 2006 for senior managers worldwide. The main features of the scheme are as follows:

●	For awards made in 2020, 60% of the award is based on total shareholder return (TSR) and 40% is based on performance against certain strategic and financial measures over the vesting period.
●	For awards made in 2021, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.
●	For awards made in 2022, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.

Notes to the Financial Statements

continued

●	The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options, this is the value of dividends between grant and exercise.

The total net charge for the year relating to equity-settled share-based payment plans was £9m (2021: £10m; 2020: £6m).

A summary of the number of shares in active share option plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
grant	year	2022	2022	2022	2022	2022	2022	2022	2022	2022	2022
2012	2015	—	—	—	—	—	168,551	—	(168,426)	(125)	—
2013	2016	—	16,964	—	(16,964)	—	1,025,307	16,964	(137)	—	1,042,134
2014	2017	—	19,487	—	(19,487)	—	1,188,070	19,487	(11,367)	(2)	1,196,188
2015	2018	—	21,107	—	(21,107)	—	1,364,269	21,107	(118,858)	—	1,266,518
2016	2019	—	30,808	—	(30,808)	—	1,942,074	30,808	(131,628)	(58)	1,841,196
2017	2020	—	24,878	—	(24,878)	—	1,625,618	24,878	(324,744)	(1,025)	1,324,727
2018	2021	891,744	34,531	(5,910)	(905,768)	14,597	1,538,591	905,768	(451,433)	(5,058)	1,987,868
2019	2022	4,776,149	132,345	(332,441)	(4,114,390)	461,663	—	4,114,390	(1,878,327)	(22,984)	2,213,079
2020	2023	3,471,012	—	(284,625)	—	3,186,387	—	—	—	—	—
2021	2024	4,137,673	—	(339,688)	—	3,797,985	—	—	—	—	—
2022	2025	—	4,964,496	(118,596)	—	4,845,900	—	—	—	—	—

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
grant	year	2021	2021	2021	2021	2021	2021	2021	2021	2021	2021
2012	2015	—	—	—	—	—	179,519	—	(10,968)	—	168,551
2013	2016	—	12,073	—	(12,073)	—	1,085,178	12,073	(71,944)	—	1,025,307
2014	2017	—	13,693	—	(13,693)	—	1,200,990	13,693	(26,613)	—	1,188,070
2015	2018	—	15,831	—	(15,831)	—	1,398,235	15,831	(49,797)	—	1,364,269
2016	2019	—	22,920	(15)	(22,905)	—	2,052,013	22,905	(131,521)	(1,323)	1,942,074
2017	2020	—	19,720	(85)	(19,635)	—	1,784,890	19,635	(171,187)	(7,720)	1,625,618
2018	2021	6,024,191	164,397	(1,066,488)	(4,230,356)	891,744	—	4,230,356	(2,691,765)	—	1,538,591
2019	2022	4,993,019	33,885	(250,755)	—	4,776,149	—	—	—	—	—
2020	2023	3,561,710	754	(91,452)	—	3,471,012	—	—	—	—	—
2021	2024	—	4,228,162	(90,489)	—	4,137,673	—	—	—	—	—

The fair value of the 2022 awards made under the Performance Share Plan is charged to the income statement over the vesting period based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2022, the significant inputs into the model were a share price of 480.5p (2021: 495.7p), an expected share price volatility of 23.9% (2021: 23.2%), a median share price correlation between the companies in the comparator group of 84.0% (2021: 91.0%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period.

The fair value of awards granted during 2022 was £19m (2021: £16m) and the weighted average fair value per award granted during the year was 385.9p (2021: 371.7p). The weighted average share price for options exercised in the year was 499.9p (2021: 505.6p) and the weighted average contract term remaining on shares unexercised at the year end was 527 days (2021: 450 days).

In addition to the Performance Share Plan there was a transfer of existing long-term incentive plans in Terminix that were expensed during the period totalling £9m.

Notes to the Financial Statements

continued

A12.  Income tax expense

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible, or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income.

Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.

Analysis of charge in the year:

	2022	2021	2020
	£m	£m	£m
UK corporation tax at 19.0% (2021: 19.0%; 2020: 19.0%)	17	9	9
Overseas taxation	59	48	61
Adjustment in respect of previous periods	2	(3)	(3)
Total current tax	78	54	67
Deferred tax (credit)/expense	(3)	21	(17)
Deferred tax adjustment in respect of previous periods	(11)	(13)	(6)
Total deferred tax	(14)	8	(23)
Total income tax expense	64	62	44

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2022	2021	2020
	£m	£m	£m
Profit before tax	296	325	230
Tax calculated at domestic tax rates applicable to profits in the respective countries	69	77	56
Adjustment in respect of previous periods	(9)	(16)	(9)
Expenses not deductible for tax purposes – one-off and adjusting items[1]	9	3	—
Expenses not deductible for tax purposes – other	3	3	2
Income not subject to tax	(5)	(1)	(1)
Impairment of goodwill	5	—	3
Goodwill deductions and revaluation of intangible assets	—	(2)	(1)
Utilisation of previously unrecognised tax losses	—	(1)	(1)
Deferred tax recognised on losses	(1)	(3)	(2)
Deferred tax impact of change in tax rates	(7)	(4)	(9)
Provisions utilised for which no deferred tax assets were recognised	(1)	(1)	(1)
Overseas withholding tax suffered	1	1	1
Local business taxes	1	1	2
Foreign exchange differences	—	1	1
US BEAT liability	—	5	3
Other	(1)	(1)	—
Total tax expense	64	62	44

1. One-off and adjusting items are disclosed at Note A7.

Notes to the Financial Statements

continued

The Group’s effective tax rate (ETR) for 2022 on reported profit before tax was 21.6% (2021: 19.0%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (2021: 24%). The Group’s low tax rate is primarily attributable to net prior-year tax credits of £9m (2021: £16m).

The Group’s tax charge and ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

During 2021, the OECD published a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. HM Treasury has published draft legislation to implement these ‘Pillar Two’ rules for accounting periods starting on or after 31 December 2023. The Group is reviewing these draft rules, which have not been substantively enacted, to understand any potential impacts.

A tax credit of £11m has been recognised in other comprehensive income (2021: £2m) which relates to the tax effect of mark-to-market movements on cross-currency and interest rate swaps recorded within other comprehensive income.

A13.  Current tax liabilities

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2022 all the Group’s tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

Current tax assets and liabilities are offset only when there is a legally enforceable right to set off the asset and liability, and there is an intention to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Where required by accounting standards, management establishes provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group’s current tax liabilities reflect management’s best estimate of the future amounts of corporation tax that will be settled.

The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management. Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.

This assessment of uncertain tax positions is based on management’s interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations and past experience with tax authorities. In evaluating whether a provision is needed it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.

Tax provisions can be built up over a number of years but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes particularly in relation to the pricing of intra-group goods and services as well as debt financing.

The majority of the tax provisions relate to transfer pricing exposures where the Group faces a number of risks in jurisdictions around the world, and is subject to audits by tax authorities in the territories in which it operates. These tax audits have an uncertain outcome and can take several years to resolve, which in some cases may be dependent on litigation. The actual outcome could vary from management’s estimates, but these are updated at each reporting period in the light of the latest available information.

Notes to the Financial Statements

continued

Total uncertain tax provisions (including interest thereon) amounted to £54m as at 31 December 2022 (2021: £57m; 2020: £65m). Included within this amount is £6m (2021: £12m; 2020: £12m) in respect of interest arising on tax provisions which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute barred.

The cash tax paid for the year was £77m (2021: £69m; 2020: £64m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

A14.  Deferred income tax

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management’s assessment of future taxable profits. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits, applying a risk weighting to future profits to reflect the uncertainties.

The movement on the deferred income tax account is as follows:

	2022	2021
	£m	£m
At 1 January	(66)	(57)
Exchange differences	27	2
Acquisition of companies and businesses	(446)	(8)
Credited to the income statement	14	(8)
Credited to other comprehensive income	5	—
Charged to equity	(2)	5
At 31 December	(468)	(66)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	43	42
Deferred tax liability within non-current liabilities	(511)	(108)
	(468)	(66)

Notes to the Financial Statements

continued

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer	Accelerated
	lists/	tax		IFRS 15	Tax	Share-based
	intangibles	depreciation	Provisions	Contracts	losses	payments	Other[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	76	44	(45)	8	(18)	(9)	1	57
Exchange differences	—	(1)	(1)	—	—	—	—	(2)
Recognised in income statement	1	7	(7)	1	4	(1)	3	8
Recognised in equity	—	—	—	—	—	(5)	—	(5)
Acquired in business combinations	7	—	1	—	—	—	—	8
At 31 December 2021	84	50	(52)	9	(14)	(15)	4	66

At 1 January 2022	84	50	(52)	9	(14)	(15)	4	66
Exchange differences	(32)	—	8	(2)	—	—	(1)	(27)
Recognised in income statement	(1)	(4)	(4)	2	(2)	(3)	(2)	(14)
Recognised in other comprehensive income	—	—	—	—	(4)	—	(1)	(5)
Recognised in equity	—	—	—	—	—	2	—	2
Acquired in business combinations	519	29	(123)	24	(3)	—	—	446
At 31 December 2022	570	75	(171)	33	(23)	(16)	—	468
1.	Included within other deferred tax assets/liabilities are retirement benefits and unremitted earnings from subsidiaries.

The UK corporate tax rate will increase from 19% to 25% with effect from 1 April 2023. This has contributed towards an increase in the UK deferred tax asset recognised of £5m.

A deferred tax asset of £23m has been recognised in respect of losses (2021: £14m), of which £18m (2021: £12m) relates to UK losses carried forward at 31 December 2022. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £120m (2021: £41m) have not been recognised as at 31 December 2022 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the financial statements, such as impairment testing. At the balance sheet date the Group had tax losses of £230m (2021: £82m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £74m (2021: £8m) will expire at various dates between 2023 and 2039. Deferred tax assets are expected to be substantially utilised in the next 10 years.

In addition, the Group has UK capital losses carried forward of £276m (2021: £276m) on which no deferred tax asset is recognised. These losses have no expiry date but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £5m (2021: £5m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

Notes to the Financial Statements

continued

B. Investing

B1. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer. The cost of a business combination is allocated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists and brands. Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the Consolidated Statement of Profit or Loss. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

During the year the Group purchased 100% of the share capital or trade and assets of 53 companies and businesses (2021: 52). The total consideration in respect of these acquisitions was £4,369m (2021: £314m) and the cash outflow from current and past period acquisitions net of cash acquired, was £1,018m (2021: £463m).

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group’s revenue and adjusted operating profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. The only individually material acquisition in the year was the acquisition of Terminix Global Holdings, Inc. which is discussed below.

Acquisition of Terminix Global Holdings, Inc.

On 12 October the Group purchased 100% of the share capital of Terminix Global Holdings, Inc. (Terminix) based primarily in the USA. Terminix is the most recognised brand in US termite and pest management services and is a singularly focused pest management company. The transaction combined two of the world’s leading pest control businesses to create the leading global pest control company, with approximately 4.9 million customers and 58,600 employees globally. The combined group is set up to enhance shareholder value by creating an enlarged platform for growth, particularly in North America.

The aggregate consideration Terminix stockholders were entitled to was approximately $1.3bn in cash and 129,141,384 new Rentokil Initial American Depositary Shares (ADSs), representing 645,706,920 new Rentokil Initial plc ordinary shares. Under the terms of the transaction, each Terminix stockholder entitled to consideration was able to elect to receive either cash consideration or stock consideration for each share of Terminix common stock they held, subject to automatic adjustment and proration mechanisms. Holders of 38,693,211 shares of Terminix common stock made an election to receive the cash consideration, and holders of 82,919,979 shares of Terminix common stock either (i) made an election to receive the stock consideration or (ii) did not make a valid election by the election deadline and therefore were deemed to have made an election to receive the stock consideration. As a result, Terminix stockholders who elected to receive cash consideration received $34.57 in cash and 0.1447 Rentokil Initial ADSs for each share of Terminix common stock they hold, and Terminix stockholders who elected to receive stock consideration received 1.4899 Rentokil Initial ADSs for each share of Terminix common stock they held.

Fair value of the purchase consideration was £4,110m, comprising Rentokil Initial ADSs of £3,007m, cash of £1,087m and replacement employee share awards of £16m.

Notes to the Financial Statements

continued

Loans and borrowings of £749m acquired with Terminix were repaid in full shortly following completion of the acquisition.

The goodwill acquired of £3,176m represents a number of elements including the synergies expected to be realised from improving route density, cross-selling a broader service offering, expansion in use of best-in-class digital tools, continued innovation, particularly in our largest market, North America, and the addition of a highly-skilled workforce. None of the goodwill recognised is expected to be deductible for tax purposes.

The fair value attributed to acquired intangible assets was £2,027m and represents indefinite-lived brands of £1,292m, finite-lived brands of £17m, customer lists of £708m and software of £10m. Brands were valued using a relief from royalty approach and customer lists were fair valued using the multi-period excess earnings method. The key assumptions in the fair-value modelling of brands are royalty rate, discount rate, long-term growth rate and useful economic life. The key assumptions used for customer lists are forecast profit margins, discount rate and customer churn rate.

The estimated fair value of trade and other receivables was £319m, which approximated the contractual cash flows.

The Group has not recognised any contingent liabilities on acquisition; none were not recognised due to fair value not being able to be measured reliably.

Costs related to the acquisition of Terminix Global Holdings, Inc. recognised as an expense amounted to £68m recognised in operating costs and £16m recognised as the cost of issuing new shares in equity.

From the date of acquisition to 31 December 2022, this acquisition contributed £354m to revenue and a loss of £6m to operating profit. The effect on the results of the combined entity as if the acquisition had occurred on 1 January 2022 is shown at the top of page F-39.

Upon completion, all unvested Terminix employee share awards were converted into share awards over Rentokil Initial ADSs that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Terminix awards immediately prior to completion.

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

		Individually
	Terminix Global	immaterial
	Holdings, Inc.	acquisitions	Total
	2022	2022	2022	2021
	£m	£m	£m	£m
Purchase consideration
– Cash paid	1,087	214	1,301	273
– Deferred and contingent consideration	—	45	45	41
– Equity interests[1]	3,023	—	3,023	—
Total purchase consideration	4,110	259	4,369	314
Fair value of net assets acquired	(934)	(87)	(1,021)	(83)
Goodwill from current-year acquisitions	3,176	172	3,348	231
Goodwill expected to be deductible for tax purposes	—	60	60	146

1.Equity interests in Rentokil Initial plc issued to shareholders of £3,007m and replacement employee share awards of £16m.

Notes to the Financial Statements

continued

Deferred consideration of £22m and contingent consideration of £23m are payable in respect of the above acquisitions (2021: £13m and £28m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £10m (2021: £1m).

The provisional fair values1 of assets and liabilities arising from acquisitions in the year are as follows:

		Individually
	Terminix Global	immaterial
	Holdings, Inc.	acquisitions	Total
	2022	2022	2022	2021
	£m	£m	£m	£m
Non-current assets
– Intangible assets[2]	2,027	74	2,101	71
– Property, plant and equipment[3]	249	14	263	13
– Other non-current assets	143	—	143	2
Current assets[4]	701	28	729	37
Current liabilities[5]	(311)	(11)	(322)	(26)
Non-current liabilities[6]	(1,875)	(18)	(1,893)	(14)
Net assets acquired	934	87	1,021	83
1.

The provisional fair values will be finalised in the 2023 Financial Statements. The fair values are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

2.	Includes £778m (2021: £70m) of customer lists, £1,292m (2021: £nil) of indefinite-lived brands and £31m (2021: £1m) of other intangibles.
3.	Includes £200m (2021: £2m) of right-of-use assets.
4.	Includes cash acquired of £322m (2021: £6m), inventory of £48m (2021: £3m) and trade and other receivables of £359m (2021: £28m).
5.	Includes trade and other payables of £322m (2021: £26m).
6.

Includes £445m of deferred tax liabilities relating to acquired intangibles (2021: £8m), £749m of debt that was acquired with the Terminix business and repaid in November 2022 (2021: £nil), lease liabilities of £214m (2021: £2m), termite damage claims provisions of £335m (2021: £nil) and other provisions of £140m (2021: £2m).

During the year the following adjustments were made to the provisional fair values of prior year acquisitions: a reduction in fair value of current assets of £6m, an increase in fair value of acquired intangibles of £2m and an increase in goodwill of £4m.

Notes to the Financial Statements

continued

The cash outflow from current and past acquisitions is as follows:

		Individually
	Terminix Global	immaterial
	Holdings, Inc.	acquisitions	Total
	2022	2022	2022	2021
	£m	£m	£m	£m
Total purchase consideration	4,110	259	4,369	314
Equity interests	(3,023)	—	(3,023)	—
Consideration payable in future periods	—	(45)	(45)	(41)
Purchase consideration paid in cash	1,087	214	1,301	273
Cash and cash equivalents in acquired companies and businesses	(313)	(9)	(322)	(6)
Cash outflow on current period acquisitions	774	205	979	267
Deferred consideration paid	—	39	39	196
Cash outflow on current and past acquisitions	774	244	1,018	463

From the dates of acquisition to 31 December 2022, these acquisitions (including Terminix) contributed £422m to revenue and £3m to operating profit (2021: £50m and £7m respectively).

If the acquisitions had occurred on 1 January 2022, the revenue and operating profit of the combined Group would have amounted to £5,109m and £444m respectively (2021: £3,031m and £357m respectively).

Notes to the Financial Statements

continued

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

		Customer	Indefinite-lived	Other	Product	Computer
	Goodwill	lists	brands	intangibles	development	software	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January 2021	1,653	824	—	66	40	145	2,728
Exchange differences	4	(13)	—	—	—	(2)	(11)
Additions	—	—	—	4	6	21	31
Disposals/retirements	—	(4)	—	(3)	—	(1)	(8)
Acquisition of companies and businesses[1]	228	69	—	—	—	—	297
Hyperinflationary adjustment	3	—	—	—	—	—	3
At 31 December 2021	1,888	876	—	67	46	163	3,040
At 1 January 2022	1,888	876	—	67	46	163	3,040
Exchange differences	(72)	(5)	(107)	2	(1)	6	(177)
Additions	—	—	—	—	10	27	37
Disposals/retirements	—	(180)	—	(12)	—	(1)	(193)
Acquisition of companies and businesses[1]	3,352	779	1,292	23	—	11	5,457
Hyperinflationary adjustment	14	3	—	1	—	—	18
Disposal of companies and businesses	(1)	—	—	—	—	—	(1)
At 31 December 2022	5,181	1,473	1,185	81	55	206	8,181
Accumulated amortisation and impairment
At 1 January 2021	(45)	(585)	—	(47)	(27)	(102)	(806)
Exchange differences	1	10	—	—	—	1	12
Disposals/retirements	—	4	—	4	—	1	9
Impairment charge	—	—	—	—	—	(2)	(2)
Amortisation charge	—	(64)	—	(5)	(5)	(15)	(89)
At 31 December 2021	(44)	(635)	—	(48)	(32)	(117)	(876)
At 1 January 2022	(44)	(635)	—	(48)	(32)	(117)	(876)
Exchange differences	1	(31)	—	(2)	—	(5)	(37)
Disposals/retirements	—	179	—	12	—	1	192
Hyperinflationary adjustment	—	(1)	—	—	—	—	(1)
Impairment charge	(22)	—	—	—	—	—	(22)
Amortisation charge	—	(85)	—	(6)	(5)	(22)	(118)
At 31 December 2022	(65)	(573)	—	(44)	(37)	(143)	(862)
Net book value
At 1 January 2021	1,608	239	—	19	13	43	1,922
At 31 December 2021	1,844	241	—	19	14	46	2,164
At 31 December 2022	5,116	900	1,185	37	18	63	7,319
1.	Includes current-year acquisitions of £5,449m (2021: £301m) as well as adjustments to prior-year acquisitions within the measurement period.

Notes to the Financial Statements

continued

The main categories of intangible assets are as follows:

Intangible assets - finite useful lives

Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be £nil.

The estimated useful economic lives of intangible assets are as follows:

Customer lists:	3 to 15 years
Other intangibles:	2 to 15 years
Product development:	2 to 5 years
Computer software:	3 to 5 years

The following are the main categories of intangible assets with finite useful lives:

(a) Customer lists

Customer lists are acquired as part of business combinations. No value is attributed to internally generated customer lists.

(b) Other intangibles

Other intangibles consists of brands with finite useful lives and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.

(c) Product development

Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to £3m in the year (2021: £2m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software

Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets if they are expected to generate economic benefits beyond one year, in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Notes to the Financial Statements

continued

Intangible assets - indefinite useful lives

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

(b) Brands with indefinite useful lives

Brands with indefinite useful lives are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain and renew brands internally is recognised as an expense in the period incurred.

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927), and having a strong brand equity in the US for much of its history and now internationally. The Group plans to continue to support and invest in the Terminix brand, it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

Goodwill and brands with indefinite useful lives are tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management’s view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group’s commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, less any benefits that may occur, to meet these commitments are not expected to be material and therefore have resulted in no impairments during 2022.

A breakdown of goodwill by region is shown below:

	2022	2021
	£m	£m
North America[1]	4,527	1,414
Europe (incl. LATAM)	241	109
UK & Sub-Saharan Africa	66	66
Asia & MENAT	196	178
Pacific	86	77
Total	5,116	1,844
1.	Includes £2,878m (2021: £nil) relating to the US Terminix CGU and £1,555m (2021: £1,100m) relating to the US Pest Control CGU.

Notes to the Financial Statements

continued

Impairment tests for goodwill and brands with indefinite useful lives

For the India, Lebanon, Argentina, and US Terminix CGUs, and any new acquisitions during the year, a fair value less costs to sell approach has been taken to support the carrying value of goodwill and brands with indefinite useful lives. During the year the Group recognised total impairments of £22m (2021: £nil) relating to Lebanon, Argentina, Brazil, and Turkey CGUs. For all other goodwill balances it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

For the US Terminix CGU that was acquired in October 2022, management has performed a review of the financial performance post-acquisition and concluded there is no reduction to the fair value of the CGU.

The key assumptions used by individual CGUs for value-in-use calculations were:

	2022 long-term	2022 pre-tax	2021 long-term	2021 pre-tax
	growth rate[1]	discount rate	growth rate[1]	discount rate
North America[2]	2.0%	8.4 – 10.3%	2.0 – 2.2%	6.6 – 8.7%
Europe (incl. LATAM)	1.3 – 3.0%	6.7 – 15.4%	1.3 – 3.3%	7.1 – 15.4%
UK & Sub-Saharan Africa	2.0 – 4.5%	8.0 – 12.3%	2.0 – 4.5%	6.5 – 11.6%
Asia & MENAT	1.5 – 4.0%	9.7 – 13.9%	1.5 – 4.0%	8.2 – 12.6%
Pacific	2.0 – 2.5%	10.2 – 11.0%	2.2 – 2.4%	9.3 – 10.7%
1.	Source: imf.org.
2.

Key assumptions used by the US Pest Control CGU were a long-term growth rate of 2.0% (2021: 2.2%) and a pre-tax discount rate of 10.3% (2021: 7.7%). For US Pest Control CGU the recoverable amount exceeds the carrying amount by £1,692m (2021: £2,121m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and country.

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

Notes to the Financial Statements

continued

A breakdown of property, plant and equipment is shown below:

		Service		Vehicles
	Land and	contract	Other plant	and office
	buildings	equipment	and equipment	equipment	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2021	87	524	186	200	997
Exchange differences	(4)	(27)	(9)	(5)	(45)
Additions	3	94	13	19	129
Disposals	(2)	(73)	(3)	(18)	(96)
Acquisition of companies and businesses[1]	3	—	1	8	12
Reclassification from IFRS 16 ROU assets[2]	—	—	—	6	6
At 31 December 2021	87	518	188	210	1,003
At 1 January 2022	87	518	188	210	1,003
Exchange differences	5	27	11	15	58
Additions	7	112	19	19	157
Disposals	(1)	(72)	(7)	(27)	(107)
Acquisition of companies and businesses[1]	29	2	4	30	65
Reclassification from IFRS 16 ROU assets[2]	—	—	—	8	8
At 31 December 2022	127	587	215	255	1,184
Accumulated depreciation and impairment
At 1 January 2021	(30)	(310)	(132)	(122)	(594)
Exchange differences	1	16	7	3	27
Disposals	1	72	2	15	90
Depreciation charge	(3)	(92)	(12)	(21)	(128)
At 31 December 2021	(31)	(314)	(135)	(125)	(605)
At 1 January 2022	(31)	(314)	(135)	(125)	(605)
Exchange differences	(3)	(18)	(8)	(11)	(40)
Disposals	1	72	6	25	104
Impairment charge	(8)	—	—	—	(8)
Depreciation charge	(3)	(96)	(14)	(27)	(140)
At 31 December 2022	(44)	(356)	(151)	(138)	(689)
Net book value
At 1 January 2021	57	214	54	78	403
At 31 December 2021	56	204	53	85	398
At 31 December 2022	83	231	64	117	495
1.	Includes current-year acquisitions of £64m (2021: £11m) as well as adjustments to prior-year acquisitions within the measurement period.
2.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Notes to the Financial Statements

continued

Depreciation of assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Freehold buildings:	50 to 100 years
Leasehold improvements:	Shorter of the lease term or estimated useful life
Vehicles:	4 to 10 years
Plant and equipment (including service contract equipment):	3 to 10 years
Office equipment, furniture and fittings:	3 to 10 years

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were £8m of impairments in the year (2021: £nil) recognised due to the forthcoming closure of surplus office space related to the Terminix acquisition.

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses.

B4. Leases

The Group leases land and buildings, vehicles and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group’s leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.

The value of leases to which the Group is committed but have not yet commenced is not material.

Notes to the Financial Statements

continued

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and		Other
	buildings	Vehicles	equipment	Total
	£m	£m	£m	£m
Net book value
At 1 January 2021	96	120	2	218
Exchange differences	(2)	(1)	—	(3)
Additions	33	56	2	91
Disposals	(1)	(1)	—	(2)
Acquisition of companies and businesses[1]	5	3	—	8
Depreciation charge	(37)	(39)	(2)	(78)
Reclassification to property, plant and equipment[2]	—	(6)	—	(6)
At 31 December 2021	94	132	2	228

At 1 January 2022	94	132	2	228
Exchange differences	—	3	—	3
Additions	69	69	—	138
Acquisition of companies and businesses[1]	79	120	—	199
Impairment charge[3]	(17)	—	—	(17)
Depreciation charge	(43)	(45)	(1)	(89)
Reclassification to property, plant and equipment[2]	—	(8)	—	(8)
At 31 December 2022	182	271	1	454
1.	Includes current-year acquisitions of £200m (2021: £2m) as well as adjustments to prior-year acquisitions within the measurement period.
2.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).
3.	Impairment relates to closure of surplus property in the US. The recoverable amount of the impaired ROU assets is £25m based on value-in-use calculation and a 6% discount rate.

Analysis of the Group’s lease liabilities is shown below:

	2022	2021
	£m	£m
At 1 January	217	215
Exchange differences	(1)	(4)
Lease payments	(114)	(94)
Interest	10	6
Additions	140	89
Acquisition of companies and businesses	215	5
At 31 December	467	217
Analysed as follows:
Non-current	332	139
Current	135	78
Total	467	217

Notes to the Financial Statements

continued

Lease liabilities analysed by currency:

	2022	2021
	£m	£m
Pound sterling	34	33
Euro	61	57
US dollar	314	89
Other currencies	58	38
At 31 December	467	217

Lease liabilities are payable as follows:

	2022	2021
	£m	£m
Less than one year	144	80
Between one and five years	277	138
More than five years	82	13
Future minimum payments	503	231
Effect of discounting	(36)	(14)
Carrying value	467	217

Other lease costs not already described are set out below:

	2022	2021
	£m	£m
Expenses relating to short-term leases	13	12
Expenses relating to leases of low-value assets	8	6
Expenses relating to variable lease payments	—	1
At 31 December	21	19

The Group has no material arrangements where it acts as a lessor.

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2022	2021
	£m	£m
Property, plant and equipment	37	14
Intangible assets	3	1
Total	40	15

B6. Investments in associated undertakings

	2022	2021
	£m	£m
Interest in Nippon Calmic Limited	32	29
Interest in individually immaterial associated undertakings	21	1
At 31 December	53	30

Notes to the Financial Statements

continued

Nippon Calmic Ltd

Nippon Calmic Ltd is an associated undertaking in Japan in which the Group has a 49% interest. The associate is unlisted and the investment value is shown below.

	2022	2021
	£m	£m
At 1 January	29	27
Exchange differences	(1)	(2)
Share of profit[1]	8	8
Dividends received	(4)	(4)
At 31 December	32	29
1.	Share of profit is net of tax of £4m (2021: £4m).

	Assets	Liabilities	Revenue	Profit	Assets	Liabilities	Revenue	Profit
	2022	2022	2022	2022	2021	2021	2021	2021
	£m	£m	£m	£m	£m	£m	£m	£m
Nippon Calmic Ltd (49%)	66	(33)	52	8	53	(24)	52	8

In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

	2022	2021
	£m	£m
At 1 January	1	—
Exchange differences	(1)	—
Acquisition	20	1
Share of profit	1	—
Dividends received	—	—
At 31 December	21	1

£1m (2021: £nil) relates to unrecognised share of losses related to associates.

C. Financing

C1. Financial risk management

The Group’s central treasury function manages cash, borrows on behalf of the Group and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk

The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group’s policy to have headroom of unrestricted cash and available committed facilities of at least £600m, and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1.0bn (£827m) under the revolving credit facility (RCF) together with unrestricted cash of £867m gives the Group combined headroom of £1,694m at 31 December 2022 (2021: £785m).

Notes to the Financial Statements

continued

During the year the Group amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. (see Note C7 for details). The RCF and other Group debt facilities have no financial covenants and the Group is compliant with other terms, conditions and undertakings of its debt facilities.

The Group targets an S&P Global (S&P) investment grade credit rating for debt issuance of BBB over the medium term. In line with S&P liquidity ratio requirements, debt maturities are financed at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with S&P, as well as the Group’s relationship banks, to ensure that any changes to the Group’s financing and acquisition strategies are understood. S&P affirmed the Group’s rating as BBB following the acquisition of Terminix Global Holdings, Inc.

The Group has no debt maturities falling due in 2023.

The following bonds: €400m due November 2024, €500m due May 2026 and €600m due October 2028; issued under the Group’s Euro Medium-Term Notes (EMTN) Programme contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group’s bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group’s debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control. All other bonds issued under the EMTN Programme do not contain the coupon step-up.

(b) Credit risk

The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.

In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors the creditworthiness of its lenders to ensure that commitments under its facilities are available as needed.

At 31 December 2022 the Group had a total of £36m of cash held on bank accounts with banks rated below A- by S&P (2021: £11m). The highest concentration with any single bank rated below A- was £14m (2021: £2m).

(c) Market risk

Foreign exchange risk

The Group’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group’s cross-border procurement is considered insignificant. Sterling procurement and central costs mean that foreign currencies constitute more than 100% of Group Adjusted Operating Profit at approximately 104%.

The Group’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £0.5m (£5.0m for USD) that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee and all foreign exchange transactions are covered by ISDA documentation.

Notes to the Financial Statements

continued

The most significant foreign currency groups are US dollars and euros, which make up 48% and 29% of Group Adjusted Operating Profit respectively.

At 31 December 2022 the Group’s net debt was approximately 66% US dollar (2021: 57%), 23% euro (2021: 45%) and 11% in other currencies including pound sterling. The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group’s principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £25m increase/decrease (2021: £19m) in Adjusted Operating Profit, offset by a £3m decrease/increase (2021: £2m) in interest payable and a £377m increase/decrease (2021: £50m) in other comprehensive income. A 10% movement in £/€ would result in a £15m increase/decrease (2021: £16m) in Adjusted Operating Profit, offset by a £3m decrease/increase (2021: £1m) in interest payable and a £nil increase/decrease (2021: £5m) in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of the net investment in subsidiaries for US dollar is £210m (2021: £54m) and euro is £46m (2021: £42m). Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

Interest rate risk

The Group seeks to manage interest rate risk to ensure reasonable certainty of its interest charge while allowing an element of risk exposure consistent with the variability of its cash flows. Interest rate risk is managed by the use of fixed interest debt and interest rate derivatives, which are approved in advance by the Treasury Committee. The Group policy is to fix a minimum of 50% of its estimated future interest rate exposures (excluding pensions) for a minimum period of 12 months forward. The Treasury Committee reviews this exposure monthly.

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group’s bond liabilities by £128m at 31 December 2022 (2021: £62m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.

The Group had outstanding bond debt issues at 31 December 2022 with a fair market value of £2,826m (2021: £1,272m). This exceeds the book value of £2,987m (2021: £1,254m) as a result of reductions in interest rates in Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk

The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support the Group’s strategy. The Group uses S&P’s ratings methodology for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely net debt can be managed by reducing or suspending dividends, M&A spend and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

(e) Treasury risk

The Group’s treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures and speculative derivative contracts are not entered into. The treasury policy requires that treasury must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.

Notes to the Financial Statements

continued

To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition a number of controls are in place to protect against potential cyber security and other risks.

C2. Net debt

Closing net debt comprises:

		2022	2021
	Notes	£m	£m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	C3	2,170	668
Other investments	C4	1	2
Fair value of debt-related derivatives		—	1
Bank and other short-term borrowings[1]		(1,355)	(459)
Lease liabilities	B4	(135)	(78)
Non-current
Fair value of debt-related derivatives		(71)	(24)
Bank and other long-term borrowings[2]		(3,574)	(1,256)
Lease liabilities	B4	(332)	(139)
Total net debt		(3,296)	(1,285)
1.	Bank and other short-term borrowings consists of £1,291m overdraft (2021: £426m), £24m overseas loans (2021: £30m) and £40m bond accruals (2021: £3m).
2.	Bank and other long-term borrowings consists of £2,987m bond debt (2021: £1,254m) and £587m loans (2021: £2m).

The currency split and cash flows of bank, other borrowings and debt-related derivatives are as follows:

	2022	2021
	£m	£m
Pound sterling	1,727	48
Euro	927	856
US dollar	2,322	783
Other currencies	24	51
Carrying value	5,000	1,738
Fair value component of derivatives and interest	567	9
Undiscounted value	5,567	1,747
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	1,435	450
Between one and five years	3,075	788
More than five years	1,057	509
Future minimum payments	5,567	1,747

Notes to the Financial Statements

continued

Reconciliation of net change in cash and cash equivalents to net debt:

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2022	flows	acquisitions)	and other)	2022
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings		(459)	(121)	(771)	(4)	(1,355)
Bank and other long-term borrowings		(1,256)	(2,257)	—	(61)	(3,574)
Lease liabilities	B4	(217)	114	(225)	(139)	(467)
Other investments		1	—	—	—	1
Fair value of debt-related derivatives		(22)	(7)	19	(61)	(71)
Gross debt		(1,953)	(2,271)	(977)	(265)	(5,466)
Cash and cash equivalents in the Consolidated Balance Sheet		668	1,591	—	(89)	2,170
Net debt		(1,285)	(680)	(977)	(354)	(3,296)

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2021	flows	acquisitions)	and other)	2021
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings		(1,591)	1,135	(12)	9	(459)
Bank and other long-term borrowings		(1,338)	15	(12)	79	(1,256)
Lease liabilities	B4	(215)	94	(5)	(91)	(217)
Other investments		172	(171)	—	—	1
Fair value of debt-related derivatives		7	31	(3)	(57)	(22)
Gross debt		(2,965)	1,104	(32)	(60)	(1,953)
Cash and cash equivalents in the Consolidated Balance Sheet		1,950	(1,267)	—	(15)	668
Net debt		(1,015)	(163)	(32)	(75)	(1,285)

The foreign exchange loss on debt and derivatives amounted to £74m (2021: £30m gain). The loss primarily resulted from a strengthening of the euro by 6 cents and a strengthening of the US dollar by 14 cents. Included within the net decrease in cash and cash equivalents is £4m cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement) (2021: £19m).

The total borrowings cash increase of £2,378m (2021: decrease of £1,149m) includes £2,383m proceeds from new debt (2021: £5m) (included in financing activities) and £865m increase in overdraft (2021: £972m decrease), offset by £844m debt repayment (included in financing activities) (2021: £167m) and £26m settlement of interest accrued (included within operating activities) (2021: £15m).

The derivatives cash increase of £7m (2021: £31m decrease) includes £26m inflow (2021: £19m outflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £19m (2021: £12m) interest paid (included in operating activities).

The cash outflow of £114m from leases liabilities (2021: £94m) includes £104m capital paid (included within financing activities) (2021: £88m) and £10m interest paid (included in operating activities) (2021: £6m).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt, which has a carrying value of £2,987m (2021: £1,254m) and a fair value of £2,826m (2021: £1,272m).

Notes to the Financial Statements

continued

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

					Amount
			Gross		subject to
			amounts set	Net amounts	master
		Gross	off in the	presented in the	netting
		amount	balance sheet	balance sheet	arrangement	Net amount
		2022	2022	2022	2022	2022
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	C3	2,170	—	2,170	(1,291)	879
Trade and other receivables	A3	843	—	843	—	843
Other financial assets	C4	1	—	1	—	1
Derivative financial instruments	C6	21	—	21	(21)	—
Total		3,035	—	3,035	(1,312)	1,723
Financial liabilities
Trade and other payables	A5	(896)	—	(896)	—	(896)
Borrowings	C2	(4,929)	—	(4,929)	1,291	(3,638)
Lease liabilities	B4	(467)	—	(467)	—	(467)
Derivative financial instruments	C6	(92)	—	(92)	21	(71)
Total		(6,384)	—	(6,384)	1,312	(5,072)

			Gross		Amount
			amounts set		subject to
			off in the	Net amounts	master
		Gross	balance	presented in the	netting
		amount	sheet	balance sheet	arrangement	Net amount
		2021	2021	2021	2021	2021
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	C3	668	—	668	(423)	245
Trade and other receivables[1]	A3	506	—	506	—	506
Other financial assets	C4	2	—	2	—	2
Derivative financial instruments	C6	12	—	12	(8)	4
Total		1,188	—	1,188	(431)	757
Financial liabilities
Trade and other payables[2]	A5	(597)	—	(597)	—	(597)
Borrowings	C2	(1,715)	—	(1,715)	423	(1,292)
Lease liabilities	B4	(217)	—	(217)	—	(217)
Derivative financial instruments	C6	(35)	—	(35)	8	(27)
Total		(2,564)	—	(2,564)	431	(2,133)
1.	Trade and other receivables have been restated in 2021 due to a correction to exclude prepayments of £35m.
2.	Trade and other payables have been restated in 2021 due to a correction to exclude social security and other taxes of £72m and contract liabilities of £167m.

Notes to the Financial Statements

continued

C3. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £13m (2021: £7m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £69m (2021: £66m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if it is not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts	Gross amounts
	2022	2021
	£m	£m
Cash at bank and in hand	1,713	554
Money market funds	236	52
Short-term bank deposits	221	62
Cash and cash equivalents in the Consolidated Balance Sheet	2,170	668
Bank overdraft	(1,291)	(426)
Cash and cash equivalents in the Consolidated Cash Flow Statement	879	242

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group’s banking facilities before being placed on deposit.

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is nil% (2021: 0.4%) with £1m fixed for six months to one year (2021: £2m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2022	2021
	£m	£m
Pound sterling	1	2
Other	23	—
	24	2
Analysed as follows:
Current portion	1	2
Non-current portion	23	—
	24	2

None of the financial assets are either past due or impaired in 2022 (2021: none).

Notes to the Financial Statements

continued

C5. Derivative financial instruments

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

(a) Fair value hedge

These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were no fair value hedges as at the year end date.

(b) Net investment hedge

These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged therefore the hedge ratio is considered to be 1:1.

The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.

The following net investment hedges were in place at 31 December 2022:

US dollar net investment hedge relationship: $2,091m cross-currency swaps notional (2021: $807m), $700m term loan (2021: $nil) and $274m cross-currency swaps future interest cash flows (2021: $93m) have been used to hedge $3,065m of the net assets of the US operating subsidiaries (2021: $900m). The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €577m bonds (2021: €552m) are used to hedge the net assets of the euro operating subsidiaries totalling €577m (2021: €552m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Notes to the Financial Statements

continued

Australian dollar (AUD) net investment hedge relationship: AUD8m overdraft (2021: AUD9m) is used to hedge AUD8m of the net assets of the AUD denominated operating subsidiaries. The movement in the overdraft balance due to changes in AUD/GBP exchange rates are in the opposite direction of the changes due to AUD/GBP in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY1,925m cross-currency swap notional (2021: JPY1,250m) offset by JPY55m cross-currency swaps future interest cash inflows (2021: JPYnil) have been used to hedge JPY1,870m of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate’s assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

During the year there was a loss of £1m (2021: £2m gain) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties have at least one credit rating of A- or above.

For the year ended 31 December 2022, the amount in comprehensive income related to net investment hedge accounting was a loss of £68m (2021: £15m gain).

The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:

	2022
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	(105)	1,728	November 2024 – October 2028	1:1	(109)	(108)	(1)	1.250
Cross-currency swaps	JPY	—	12	November 2024	1:1	—	—	—	137.071
Bonds	EUR	(510)	(510)	June 2027 – June 2030	1:1	(22)	(22)	—	1.154
Term loan	USD	(579)	(579)	October 2025	1:1	60	60	—	1.152
Overdraft	AUD	(5)	(5)	n/a	1:1	—	—	—	1.819

	2021
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	2	596	November 2024 – October 2028	1:1	(16)	(18)	2	1.296
Cross-currency swaps	JPY	1	8	November 2022	1:1	1	1	—	134.326
Bonds	EUR	(463)	(464)	November 2024 – October 2028	1:1	28	28	—	1.147
Overdraft	AUD	(5)	(5)	n/a	1:1	—	—	—	1.857

Notes to the Financial Statements

continued

(c) Cash flow hedge

These instruments are used to hedge a highly probable forecast transaction, or a change in the cash flows of a recognised asset or liability. The portion of the gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Any ineffective portion is immediately recognised in the income statement. The gains or losses that are recognised in comprehensive income are transferred to the income statement in the same period in which the hedged cash flows affect the income statement. In the event that the hedged item occurs or is no longer expected to occur, accumulated gains or losses held in the cash flow hedge reserve are immediately recognised in the income statement. In the event that the hedged item is expected to occur but no longer meets the requirements of hedge accounting, accumulated gains or losses remain in other comprehensive income and are only recognised in the income statement when the forecast transaction occurs or is no longer expected to occur. All cash flow hedge relationships are hedges of a foreign currency risk and all currencies were directly hedged, therefore the hedge ratio is considered to be 1:1.

Cash flow hedge accounting has been applied to derivatives (marked as ‘cash flow hedge’ in the table on page F-57) in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as ‘non-hedge’.

The hedged item, a euro bond, creates an exposure to pay interest annually and the principal at maturity. By receiving the same amount at the same dates through a cross-currency swap, this exposure is eliminated. Since the critical terms of the derivative and the hedged debt match (i.e. matching currencies, payment dates and interest rate on the leg of the swap offsetting the bond), the change in value of the derivative, excluding any basis risk, will be considered to completely offset the changes in the hedged cash flow.

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £21m (2021: loss of £1m) from those derivatives in a cash flow hedge relationship relating to the refinancing of Terminix debt. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties credit rating is A- and above.

Cash flow hedge accounting has been applied to €400m (2021: €340m) of the €400m 2024 bond, €500m (2021: €179m) of the €500m 2026 bond, €421m (2021: €nil) of the €850m 2027 bond and €600m (2021: €175m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2022, the amount in comprehensive income related to cash flow hedge accounting was a loss of £6m (2021: £13m gain).

The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:

2022
Cumulative
		Carrying				Change in	change in
		amount				fair value of	fair value of		Weighted
		at year	Notional			outstanding	hedged		average
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	34	1,700	November 2024 – October 2028	1:1	60	61	(1)	1.150

2021
Cumulative
		Carrying				Change in	change in
		amount				fair value of	fair value of		Weighted
		at year	Notional			outstanding	hedged		average
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	(25)	695	November 2024 – October 2028	1:1	(24)	(23)	(1)	1.131

Amount in cash flow hedge reserves related to continuing hedges is a gain of £3m (2021: £9m gain), and the amount related to discontinued hedges is £nil (2021: £nil).

Notes to the Financial Statements

continued

C6. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and

Level 3 — inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

	Fair value	Fair value	Fair value	Fair value
	assets	liabilities	assets	liabilities
	2022	2022	2021	2021
	£m	£m	£m	£m
Interest rate swaps (level 2):
– non-hedge	—	—	—	(1)
– cash flow hedge	36	(2)	—	(25)
– net investment hedge	15	(120)	11	(8)
Foreign exchange swaps (level 2):
– non-hedge	—	—	1	(1)
	51	(122)	12	(35)
Analysed as follows:
Current portion	—	—	2	(1)
Non-current portion	51	(122)	10	(34)
Derivative financial instruments	51	(122)	12	(35)
Contingent consideration (including put option liability) (level 3)	—	(70)	—	(75)
Analysed as follows:
Current portion	—	(32)	—	(23)
Non-current portion	—	(38)	—	(52)
Other payables	—	(70)	—	(75)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets £21m (2021: £12m) and net derivative liabilities £92m (2021: £35m).

The effective nominal value of foreign exchange swaps is £17m (2021: £39m) and foreign exchange forwards is £nil (2021: £34m).

Notes to the Financial Statements

continued

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent	Contingent
	consideration	consideration
	2022	2021
	£m	£m
At 1 January	75	63
Exchange differences	(2)	(8)
Acquisitions	18	24
Payments	(24)	(12)
Revaluation of put option through equity	3	8
At 31 December	70	75

Fair value is equal to carrying value for all other trade and other payables.

The table below analyses the Group’s derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than	Between	Between	More than
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2022
Cross-currency interest rate swaps:
– outflow	(64)	(460)	(909)	(549)	(1,982)
– inflow	20	390	874	534	1,818
Interest rate swaps:
– outflow	(1)	(3)	—	—	(4)
– inflow	10	9	—	—	19
Foreign exchange swaps:
– outflow	(15)	—	—	—	(15)
– inflow	15	—	—	—	15
Foreign exchange forwards:
– outflow	—	—	—	—	—
– inflow	—	—	—	—	—
Net inflow/(outflow)	(35)	(64)	(35)	(15)	(149)

At 31 December 2021
Cross-currency interest rate swaps:
– outflow	(18)	(14)	(471)	(158)	(661)
– inflow	12	5	445	148	610
Interest rate swaps:
– outflow	(8)	(6)	(6)	—	(20)
– inflow	2	3	4	—	9
Foreign exchange swaps:
– outflow	(385)	—	—	—	(385)
– inflow	387	—	—	—	387
Foreign exchange forwards:
– outflow	(34)	—	—	—	(34)
– inflow	34	—	—	—	34
Net inflow/(outflow)	(10)	(12)	(28)	(10)	(60)

Notes to the Financial Statements

continued

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt facilities comprise:

	Facility	Drawn at		Interest rate	Facility	Drawn at		Interest rate
	amount	year end	Headroom	at year end	amount	year end	Headroom	at year end
	2022	2022	2022	2022	2021	2021	2021	2021
	£m	£m	£m	%	£m	£m	£m	%
Non-current
$700m term loan due October 2025	579	579	—	4.9	—	—	—	—
$1.0bn RCF due October 2027	827	—	827	0.14	—	—	—	—
£550m RCF due August 2025	—	—	—	—	550	—	550	0.14

During the year the Group amended, extended and increased its RCF with 16 relationship banks from £550m to $1.0bn in order to provide additional liquidity headroom in relation to the acquisition of Terminix Global Holdings, Inc. The RCF was undrawn throughout 2021 and 2022.

In addition, the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.

In June 2022, the Group issued three new bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully covered the $1.3bn cash element of the Terminix transaction consideration.

In October 2022 the Group entered into a term loan arrangement, borrowing $700m at a floating interest rate based on SOFR plus a 60bps margin.

There are no financial covenants on the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest	Effective hedged	Bond interest	Effective hedged
	coupon	interest rate	coupon	interest rate
	2022	2022	2021	2021
Non-current
€400m bond due November 2024	Fixed 0.95%	Fixed 3.21%	Fixed 0.95%	Fixed 3.08%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.78%	Fixed 0.875%	Fixed 1.54%
€850m bond due June 2027	Fixed 3.875%	Fixed 3.98%	—	—
€600m bond due October 2028	Fixed 0.5%	Fixed 1.3%	Fixed 0.50%	Fixed 1.08%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.38%	—	—
£400m bond due June 2032	Fixed 5.0%	Fixed 5.11%	—	—
Average cost of bond debt at year-end rates		3.28%		1.78%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

Notes to the Financial Statements

continued

C8. Finance cost

		2022	2021	2020
	Note	£m	£m	£m
Hedged interest payable on medium-term notes issued[1]		39	10	16
Interest payable on bank loans and overdrafts[1]		5	3	3
Interest payable on RCF[1]		1	1	5
Interest payable on foreign exchange swaps[2]		19	14	9
Interest payable on leases	B4	10	6	7
Amortisation of discount on provisions		3	—	—
Fair value loss on hedge ineffectiveness		2	—	8
Fair value adjustment on debt repayment		—	—	4
Fair value loss on other derivatives[3]		—	—	26
Total finance cost		79	34	78
1.	Interest expense on financial liabilities held at amortised cost.
2.

Interest payable on foreign exchange swaps including coupon interest payable for the year was £26m (2021: £17m). £8m has been reported in other comprehensive income due to hedge accounting (2021: £4m).

3.

Fair value loss on other derivatives relates to $335m SBU entered into since February 2019 ($170m in February 2019 and $165m in July 2019) which did not qualify for hedge accounting. The instrument provided an annual interest benefit of 1.9% of the outstanding principal and was closed out in August 2020 with a full-year loss of £26m excluding interest accrued.

C9. Finance income

		2022	2021	2020
	Note	£m	£m	£m
Bank interest received		5	1	2
Interest receivable on foreign exchange swaps		—	—	3
Fair value gain on hedge ineffectiveness		22	—	—
Hyperinflation accounting adjustment		22	3	—
Interest on net defined benefit asset	A10	—	—	1
Total finance income		49	4	6

Notes to the Financial Statements

continued

C10. Cash Generated from Operations

	2022	2021	2020
	£m	£m	£m
Operating profit	317	347	294
Adjustments for:
– Depreciation and impairment of property, plant and equipment	148	128	132
– Depreciation and impairment of leased assets	106	78	78
– Amortisation and impairment of intangible assets (excluding computer software)	118	74	82
– Amortisation and impairment of computer software	22	17	19
– Other non-cash items	8	6	(1)
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories	(4)	(3)	(23)
– Contract costs	(10)	(5)	(2)
– Trade and other receivables	37	59	(19)
– Accrued income	(32)	—	2
– Trade and other payables and provisions	(75)	(43)	78
– Contract liabilities	81	11	13
Cash generated from operations	716	669	653

D. Other

D1. Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2022	2021	2020
	£m	£m	£m
2020 final dividend paid – 5.41p per share	—	100	—
2021 interim dividend paid – 2.09p per share	—	39	—
2021 final dividend paid – 4.30p per share	80	—	—
2022 interim dividend paid – 2.40p per share	42	—	—
	122	139	—

An interim dividend of 2.40p per share was paid on 12 September 2022 amounting to £42m. A final dividend in respect of 2022 of 5.15p per share is to be proposed at the Annual General Meeting on 10 May 2023.

In 2021 an interim dividend of 2.09p per share was paid on 13 September 2021 amounting to £39m, and a final dividend in respect of 2021 of 4.30p per share was paid on 18 May 2022.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2022, but not recognised as a liability at year end, is £130m (2021: £80m).

Notes to the Financial Statements

continued

D2. Share capital

The Company’s share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end the Company’s issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below. The Company does not have a limited amount of authorised capital.

During the year, 656,206,920 new shares were issued in relation to the acquisition of Terminix Global Holdings, Inc. and 4,500,000 new shares were issued in relation to employee share schemes. The Company does not hold any shares in treasury.

	2022	2021
	£m	£m
Issued and fully paid
At 31 December – 2,520,039,885 shares (2021: 1,859,332,965)	25	19

D3. Contingent liabilities

The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, environmental issues, tax and litigation. The possibility of any significant outflows in respect of these items is considered to be remote.

D4. Related party transactions

Subsidiaries

All transactions between Group subsidiaries were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Key management personnel

The Group’s strategy and policy are managed by the Executive Leadership Board. Their compensation and the compensation payable to the Non-Executive Directors is shown below:

	2022	2021	2020
	£m	£m	£m
Salaries and other short-term employee benefits	7	6	8
Post-employment benefits	—	1	—
Share-based payments	5	3	2
	12	10	10

Joint ventures and associate entities

Nippon Calmic Ltd (49%), Boecker Public Safety Services – Qatar W.L.L. (24.5%) and Boecker Public Health Services Limited (30%) were associates during 2021 and 2022. Boecker Public Safety Services – Qatar W.L.L. and Boecker Public Health Services Limited became associate entities when they were acquired by the Group on 3 August 2021. In addition the Group acquired investments in associates based in China with the Terminix acquisition on 12 October 2022 as follows: Fujian Xunke Pest Control Company Limited (30%), Guangdong Vircon Pest Management Company Limited (30%), Ningbo Yuying Vector Control Company Limited (30%) and Guangdong New Hope City Pest Control Company Limited (30%). All balances related to associates are disclosed in Note B6.

There are no significant transactions between associate entities and other Group companies.

Notes to the Financial Statements

continued

D5. Government grants

In response to the global COVID-19 pandemic there were a number of government schemes made available providing wage subsidies for companies that had to shut or scale down operations. The government schemes have different conditions attached to them depending on the country in which they are available. The Group presents the grants by deducting from the related expense, which in this case is the employee benefit expense. The Group received a total wage subsidy of £1m in 2022 (2021: £1m; 2020: £14m).

D6. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2022.

Related Undertakings

Subsidiaries and other associated undertakings at 31 December 2022

Subsidiaries:

		% held by
		Group
Company name	Share class	companies
Argentina
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina
Ecotec Interocéanica S.A.[3]	Ordinary	100%
Australia
Unit A1, 3-29 Birnie Avenue, Lidcombe Business Park, Lidcombe NSW 2141, Australia
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Limited	Ordinary	100%
	Preference	100%
Austria
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria
Rentokil Initial GmbH	Ordinary	100%
Fehringer Strabe 45, 8280 Furstenfeld, Austria
Varmintex GmbH[3]	Ordinary	100%
Bahamas
Corporate Services International, 308 East Bay Street, Nassau, PO Box N-7527, Bahamas
Rentokil Initial (Bahamas) Limited	Ordinary	100%
5th Terrace Centreville, PO Box N-1388 Nassau, New Providence, Bahamas
Tropical Exterminators Limited	Common	100%
Tropical Exterminators (Holdings) Limited	Common	100%
Barbados
One Welches, Welches St Thomas, Barbados
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium
Brandekensweg 2, Schelle, 2627, Belgium
Initial Belux N.V.	Ordinary	100%
Ambius N.V.	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil
Carlos de Laet, 3.443 Street, Boqueirão, Curitiba, Paraná, 81650-040, Brazil
União Sul Controle de Pragas Ltda ME	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil
Ativa Controle Ambiental Ltda[3]	Ordinary	100%
Ecotec Brasil Tratamentos Fitossanitários Ltda[3]	Ordinary	100%
Avenida Ceci 348 Predio Anexo, Tamboré, São Paulo, Brazil
Rentokil Initial Do Brasil Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770 Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil
Ecovec Comércio e Licenciamento de Tecnologias ltda	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Brunei Darussalam
Unit D1 & D1-1 Block D, Bangunan Hj Lajim & Anak-anak, Kg Kiarong Bandar Seri Begawan Brunei Darussalam, BE1318, Brunei Darussalam
Rentokil Initial (B) Sdn Bhd	Ordinary	90%
Canada
3325 North Service Road, Burlington, ON L7N 3G2, Canada
Direct Line Sales Ltd.	Class A	100%
	Class B	100%
8699 Escarpment Way, Milton, ON L9T 0J5, Canada
Residex Canada Inc.	Common	100%
Suite 900, 1959 Upper Water Street, Halifax, NS B3J 2X2, Canada
Rentokil Canada Corporation	Class A	100%
	Class B	100%
1222 Lesperance Road, Tecumseh ON N8N 1X5, Canada
Copesan Services Canada Inc.[3]	Interest	100%
243-945 av. Newton, Québec G1P4M3, Canada
Terminix Canada Ltd.[3]	Common	100%
1600 – 925 West Georgia Street, Vancouver BC V6C 3L2, Canada
0925322 B.C. Ltd.[3]	Common	100%
	Preferred	100%
Chile
Av. Víctor Uribe No 2080 Quilicura Santiago, Chile
Ingeclean S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile
Plaguisur Limitada	Ordinary	100%
Galvarino 8481, Bodega 3, Quilicura, Santiago, Chile
Comercializadora de Insumos y Servicios Mauco Limitada	Social Rights	100%
El Trapiche No.1322, Galpón No.4, Codominio Pacific, Coquimbo, Chile
Control de Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
El Salto 4001, piso 9, Huechuraba, Santiago, Chile
Ingeniería en Sanitización S.A	Ordinary	100%
Victor Uribe N° 2080, Quilicura, Santiago, Chile
Rentokil Initial Chile SpA	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile
Desan SPA[3]	Ordinary	100%
Av. La Dehesa 1201 Of 836 Lo Barnechea – Santiago, Chile
Asesores en Sanidad Vegetal y Ambiental Limitada[3]	Special	100%
Colombia
Cr 42A 80B 07, Barranquilla, Colombia
Colplagas S.A.S	Ordinary	100%
Calle 135 #47-71, Bogota, 1019, Colombia
Continental De Fumigaciones S.A.S	Ordinary	100%
Calle 33, No 56 36 Bello, Antioquia, Colombia
Fumigax S.A.S	Ordinary	100%
Calle 93# 11A – 28 office 303, Bogotá, Colombia
Rentokil Initial Colombia S.A.S	Common	100%
Cr 20 No 162-11, Colombia
Fumigaciones Young S.A.S3	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Costa Rica
Avenida 18, calles 17 y 19, edificio 47, Barrio Luján, San José, Costa Rica
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
The Mill Residential, from Asembis, 200 meters South, 25 meters West, 75 meters Southwest, Cartago, Costa Rica
Decolim Limitada[3]	Common	100%
Curaçao
Parke Comersial Korsow, A 24 Veeris, 102077, Curaçao
Chuchubi Pest Control N.V.	Ordinary	100%
Czech Republic
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic
Rentokil Initial s.r.o.	Ordinary	100%
Denmark
Paul Bergsøes Vej 22, 2600 Glostrup, Denmark
Rentokil Initial A/S	Ordinary	100%
Dominican Republic
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States
Oliver Exterminating Dominicana Corp.	Common	100%
El Salvador
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, Central America, El Salvador
Sagrip S.A. de C.V.	Ordinary	100%
Estonia
Turi Str. 3/1, 11313, Tallinn, Estonia
Rentokil Oü	Ordinary	100%
Eswatini
Umkhiwa House, Lot 195, Kal Grant Street, Mbabane, Eswatini
RI Swaziland (Pty) Limited	Ordinary	100%
Fiji
Lot 5, Kaua Road, Suva, Fiji
Rentokil Initial Pte Limited	Ordinary	100%
Finland
Tikkurilantie 10 Vantaa, Finland, 01380, Finland
Rentokil Initial Oy	Ordinary	100%
France
6 Rue Livio, 67100 Strasbourg, France
CAWE FTB Group SAS	Ordinary	100%
13-27 avenue Jean Moulin, 93240 Stains, France
Ambius SAS	Ordinary	100%
Rentokil Initial Environmental Services SAS	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%
145 rue de Billancourt, 92100 Boulogne Billancourt, France
Initial Hygiene Services SAS	Ordinary	100%
Initial SAS	Ordinary	100%
Rentokil Initial Holdings (France) SA	Ordinary	100%
SCI Gravigny	Ordinary	100%
SCI Vargan	Ordinary	100%
Z.A. des Quatre Chemins, BP 21, 95540 Mery-sur-Oise, France
Technivap SAS	Ordinary	100%
ZA Bertoire II 14, avenue René Dumont, 13410, LAMBESC, France
ABAIPRO[3]	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
French Guiana
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana
Rentokil Initial Guyane Sarl	Ordinary	100%
Germany
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Heuesch 1, 49808 Lingen (Ems), Germany
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Seemann Schädlingsbekämpfung und Holzschutz GmbH & Co.KG3	Ordinary	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Amselweg 20, 87480, Weitnau, Germany
G.S.D. Gesellschaft für Schädlingsbekämpfung u. Desinfektion mbH[3]	Ordinary	100%
Wittener Str. 56, 44789 Bochum, Germany
Preventa Schädlingsbekämpfung GmbH[3]	Ordinary	100%
Ghana
43 Cashew Road, Okpoi, Accra, Ghana
Rentokil Initial (Ghana) Limited	Ordinary	100%
Greece
7 Aristotelous Street, Tavros, Athens 177 78, Greece
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe
SOS Guadeloupe Sarl	Ordinary	100%
7 Allée des Papillon, Dothemare, 97139 Abymes, Guadeloupe
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
Guatemala
9 Av. 39-97, Zona 8, Ciudad Guatemala, Guatemala
Servicios Agricolas Profesionales S.A.	Ordinary	100%
Guernsey
PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
Felcourt Insurance Company Limited	Ordinary	100%
Guyana
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras
Departamento de Cortes, San Pedro Sula, Honduras
Sagrip Honduras S.A.	Nominative	100%
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.[3]	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.[3]	Ordinary	100%
Hong Kong
23/F Westin Centre, 26 Hung To Rd, Kwun Tong, Hong Kong
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
India
2nd floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon (West), Mumbai 400104, India
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Villa No. 3, Crescent Village, Candolim, Goa, 403515, India
PCI Pest Control Private Limited	Ordinary	57%
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai Maharashtra, 400 104, India
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Indonesia
South Quarter Tower B, Lantai 21, Unit E,F,G,H. JI. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel. Cilandak Barat, Kec Cilandak, Jakarta Selatan, Indonesia
PT Calmic Indonesia	Common	100%
PT Rentokil Indonesia	Common	100%
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah Abang, Jakarta, Pusat, Indonesia
PT Wesen Indonesia	Ordinary	100%
Israel
13 Hadid 7313500, Israel
Eitan Amichai Pest Management IPM Ltd[3]	Ordinary	100%
Yarokologi Ltd[3]	Ordinary	100%
Italy
Via Laurentina, km. 26, 500 157 a/c 00071 Pomezia, Italy
Rentokil Initial Italia SpA	Ordinary	100%
Jamaica
39-41 Second Street, Newport West, Kingston 13, Jamaica
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan
Arena Public Health Co.	Ordinary	100%
Kenya
Unit 5 Sameer Industrial Park, Road C, Off Enterprise Road Industrial Area, Nairobi, Kenya
Rentokil Initial Kenya Limited	Ordinary	100%
Lebanon
Adonis Building, Bechara el Khoury, Beirut, Lebanon
Boecker Public Health SAL	Ordinary	100%
Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon
Boecker World (Holding) SAL	Ordinary	100%
Boecker International SAL (Offshore)	Ordinary	100%
Lesotho
Nio. 7 Arrival Centre Kofi Annan Road, Maseru, 100, Lesotho
Rentokil Initial (Pty) Limited	Ordinary	100%
Libya
Janzour, Tripoli, Libya
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania
Drobės g. 62, LT-45181, Kaunas, Lithuania
Dezinfa, UAB	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Luxembourg
Rue de la Chapelle 47, 4967 Clemency, Luxembourg
R-Control Désinfections SA	Ordinary	100%
Rentokil Luxembourg Sàrl	Ordinary	100%
6 rue Eugène Ruppert, Luxembourg, L – 2453, Luxembourg
SVM Finance Luxembourg 1 S.a.r.l.[3]	Ordinary	100%
SVM Finance Luxembourg 2 S.a.r.l.[3]	Ordinary	100%
Malawi
Plot No. LE 377, Patridge Avenue, Limbe, PO Box 5135, Malawi
Rentokil Initial Limited	Ordinary	100%
Malaysia
Level 8 Symphony House, Pusat Dagangan Dana 1, Jalan PJU 1A/46, Petaling Jaya, 47301 Selangor Darul, Selangor, Malaysia
Rentokil Initial (M) Sdn Bhd	Ordinary	100%
UFTC Sdn Bhd	Ordinary	100%
Maldives
No. 6-A, Faamudheyrige Building, Orchid Magu, Repu, Malé, Maldives
Rentokil Initial Maldives (Pvt) Ltd	Preferential Shares	60%
Martinique
Soudon, Le Lamentin 97232, Martinique
Rentokil Initial Martinique Sarl	Ordinary	100%
Mexico
Juan Álvarez 482, Centro, 64000 Monterrey, N.L., Mexico
Balance Urbano Control de Plagas S.A. de C.V.	Ordinary	100%
Sauce 29, Col. Santa Maria La Ribera, Cuauhtemoc, CDMX, 06400, Mexico
Control Vifer, S.A. de C.V.[3]	Ordinary	100%
Servicios de Plagas Terminix, S.A. de C.V.[3]	Ordinary	100%
Terminix International S.A. de C.V.[3]	Ordinary	100%
Calle 29, No. 210 Col. Garcia Gineres, Merida, Yucatán, 97070, Mexico
Personal Profesional de Pesticidas S.A. de C.V.[3]	Ordinary	100%
Mozambique
Avenida da Namaacha, kilometro 6, Residencial Mutateia, Cidade da Matola, Mozambique
Rentokil Initial Mozambique Limitada	Ordinary	100%
Netherlands
Impact 6, 6921 RZ Duiven, Netherlands
Ambius B.V.	Ordinary	100%
Oude Middenweg 75, 2491 AC Den Haag, 1191 BN Ouderkerk, Den Haag, Netherlands
BET Finance B.V.	Ordinary	100%
BET (Properties) B.V.	Ordinary	100%
Rentokil Initial International B.V.	Ordinary	100%
Rentokil Initial Finance B.V.[3]	Ordinary	100%
Oude Middenweg 77, Ac Den Haag, NL-2491, Netherlands
UK Address: Compass House, Manor Royal, Crawley, RH10 8PY
Rentokil Initial Overseas (Holdings) B.V.	Ordinary	100%
B.V. Rentokil Funding	Ordinary	100%
Ravenswade 54-s, 3439 Nieuwengein, LD, Netherlands
Rentokil Initial B.V.	Ordinary	100%
Frontstraat 1a, 5405 AK Uden, Netherlands
Holland Reconditionering B.V.	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
New Zealand
Level 1, 89 Carbine Road Mount Wellington, Auckland 1060, New Zealand
Rentokil Initial Limited	Ordinary	100%
Norway
Sanitetsveien 17, Skjetten, Lillestrøm, 2013, Norway
Nokas Skadedyrkontroll AS	Ordinary	100%
Skadedyrbutikken AS	Ordinary	100%
Sanitetsveien 17, Postboks 84, SKJETTEN 2026, Norway
Rentokil Initial Norge AS	Ordinary	100%
Pakistan
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan
C-Shine Sustainable Solutions (Private) Limited[3]	Ordinary	70%
People’s Republic of China
East 2nd Floor, No. 460 Wenyi West Road, Xihu District, China
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili#42, Beijing, China
Rentokil Initial (China) Limited	Ordinary	100%
Peru
Calle 23 Mza. Z-1 Lote 9 Villa El Salvador
Ingeclean Peru Sociedad Anonima Cerrada	Ordinary	100%
Philippines
No. 73 Elisco Road, Bo, Kalawaan, Pasig City 1600, Philippines
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640 Warszawa, Poland
Rentokil Polska Sp. z.o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland
Vaco Sp. z.o.o3	Ordinary	100%
Portugal
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal
Rentokil Initial Portugal – Serviços de Protecção Ambiental Limitada	Ordinary	100%
Puerto Rico
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States
Rentokil of Puerto Rico, Inc	Common	100%
Republic of Ireland
Hazel House, Millennium Park, Naas, County Kildare W91P XP3, Ireland
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited	Ordinary	100%
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
15 Oxford Lane, Dublin 6, Ranelagh, Dublin, D06 W5K2, Ireland
Pest Pulse Limited[3]	Ordinary	100%
Opposite Rosary Place, Castleredmond, Midleton Co. Cork, Midleton, Cork
Ronaldon Limited[3]	Ordinary	100%
Saudi Arabia
Suleimaniyah, King Abdelaziz Road, Riyadh, Saudi Arabia
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No. 401, 4th Floor, Al Tamimi Building, Al Khobar, North Al Khobar 31952, Saudi Arabia
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Singapore
No. 16 & 18 Jalan Mesin, 368815, Singapore
Rentokil Initial Singapore Private Limited	Ordinary	100%
Rentokil Initial Asia Pacific Management Pte Limited	Ordinary	100%
77 Robinson Road, #13-00 Robinson 77, 068896, Singapore
SVM Services (Singapore) Pte. Ltd.[3]	Ordinary	100%
Slovakia
Kopcianska 10, 851 01 Bratislava, Slovakia
Rentokil Initial s.r.o.	Ordinary	100%
South Africa
2 Stigant Road, Claremont, Cape Town 7708, South Africa
Newshelf 1232 Pty Limited	Preference	100%
Rentokil Initial (Dikapi) JV Pty Limited	Ordinary	59%
Rentokil Initial (Proprietary) Limited	Ordinary	100%
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow 7000, South Africa
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
South Korea
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul 121-856, Republic of Korea
Rentokil Initial Korea Limited	Common	100%
Spain
Barrio Campo de Eiro 100 bajo, Pereira.Mos, 36419, Pontevedra, Spain
Officina De Tratamiento De Plagas S.L.	Ordinary	100%
C/Pino Tea Nave, 41016, Sevilla, Spain
3D Pest Control S.L.[3]	Ordinary	100%
Plaza Ovidi Montllor 1 – 2, bajos 1ª, El Prat de Llobregat, 08206, Barcelona, Spain
Cogest BCN Ambiental, S.L.[3]	Ordinary	100%
Polígono Industrial La Plan, Crta. BP5107 km 44,1/, Ctra. Llinar a la Garriga, 08458, Sant Pere de Vilamajor, Barcelona, Spain
Deterco S.L.[3]	Ordinary	100%
Calle Mar Mediiterráneo 1, 28830 San Fernando de Henares (Madrid), Spain
Initial Gaviota SAU	Ordinary	100%
Rentokil Initial España S.A.	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Polígono Industrial “Pla de Vallonga”, Calle Meteorito, 59 – Alicante, Spain
Lokimica S.A.[3]	Ordinary	100%
Calle de la Nena Casas, 71, 08017, Barcelona, Spain
Servicios Depec S.L.[3]	Ordinary	100%
Sri Lanka
No. 307, Negombo Road, Peliyagoda, Sri Lanka
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Sweden
Avestagatan 61, 163 53 Spånga, Sweden
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Rentokil AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%
Tusbystråket 1B, 191 61, Sollentuna, Sweden
Nomor AB3	Ordinary	100%
Nomor Försăkring AB3	Ordinary	100%
Nomor Holding AB3	Ordinary	100%
Terminix Nomor AB3	Ordinary	100%
Switzerland
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland
Rentokil Schweiz AG	Ordinary	100%
Taiwan
7F No.56 Lane 258, Rueiguang Rd, Neihu District, Taipei, 114 Taiwan, Province of China
Initial Hygiene Co Limited	Ordinary	100%
Rentokil Ding Sharn Co Limited	Ordinary	100%
Tanzania
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 79651, Dar es Salaam, Tanzania
Initial Hygiene (T) Limited	Ordinary	100%
Thailand
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, 10400, Thailand
Cannon Pest Management Co. Limited	Ordinary	100%
Rentokil Initial (Thailand) Limited	Ordinary	100%
Trinidad and Tobago
Field no. 82, KK-LL Aranguez South, Trinidad and Tobago
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Tunisia
Zone Industrielle route de Moknine, 5080 Teboulba, Tunisia
CAP Tunis	Ordinary	100%
Turkey
1201, 1 Sokak No:2 K:3 D:301-302 Su Plaza Yenişehir, Konak, İzmir, Turkey
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi AŞ	Ordinary	100%
Uganda
Plot No 2012, Kalinabiri Road, Ntinda Kampala, Uganda
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates
Shop No.6, Jurf Industrial Zone 2, Ajman, United Arab Emirates
Rentokil Pest Control LLC	Ordinary	100%
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Food Safety LLC	Ordinary	100%
Boecker Pest Control LLC	Ordinary	100%
Al Hall Industrial, Fujairah, United Arab Emirates
Boecker Pest Control LLC – Fujairah	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
United Arab Emirates continued
Al Shafar Tower 1, 14th floor, office No. 1404, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Public Health Pest Control Equipment Trading LLC	Ordinary	100%
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates
Specialist Int. Pest Control LLC	Ordinary	100%
4th Floor, Suite No. 401, Oud Metha Office Building, Umm Hurair 2, Dubai, UAE
National Pest Control LLC	Ordinary	100%
Rentokil Initial Pest Control LLC	Ordinary	100%
United Kingdom
Compass House, Manor Royal, Crawley, RH10 9PY
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET Environmental Services Ltd	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
	Deferred	100%
	Ordinary
BET (No.68) Limited	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[1]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[1]	Ordinary	100%
Castlefield House Limited	Ordinary	100%
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[1]	Ordinary	100%
Dudley Industries Limited	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[1]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Opel Transport & Trading Company Limited	Ordinary	100%
Peter Cox Limited	Ordinary-A	100%
Plant Nominees Limited	Ordinary	100%
Prokill (UK) Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%
	Ordinary-D	100%
Prokill Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%
	Ordinary-D	100%
Rapid Washrooms Limited	Ordinary-A	100%
	Ordinary-B	100%
	Ordinary-C	100%

		% held by
		Group
Company name	Share class	companies
United Kingdom continued
Rentokil Dormant (No. 6) Limited	Ordinary	100%
Rentokil Initial (1896) Limited	Ordinary	100%
Rentokil Initial (1993) Limited[1]	Ordinary	100%
	6% Non-	100%
	Redeemable
	Preference
Rentokil Initial 1927 plc	Ordinary	100%
	AUD	100%
	Redeemable
	Preference
	CAD	100%
	Redeemable
	Preference
	CLP	100%
	Redeemable
	Preference
	DKK	100%
	Redeemable
	Preference
	EUR	100%
	Cumulative
	Preference
	(Non-Redeemable)
	IDR	100%
	Redeemable
	Preference
	ILS	100%
	Redeemable
	Preference
	NOK	100%
	Redeemable
	Preference
	NZD	100%
	Redeemable
	Preference
	USD	100%
	Redeemable
	Preference
Rentokil Initial Americas Limited[1]	Ordinary	100%
Rentokil Initial Asia Pacific Limited[1]	Ordinary	100%
Rentokil Initial Brazil Limited[1]	Ordinary	100%
Rentokil Initial Finance Limited[1]	Ordinary	100%
Rentokil Initial Holdings Limited[1]	Ordinary	100%
Rentokil Initial Investments South Africa[1]	Ordinary	100%
Rentokil Initial Pension Trustee Limited	Ordinary	100%
Rentokil Initial Services Limited	Ordinary	100%
Rentokil Initial UK Limited	Ordinary	100%
Rentokil Insurance Limited	Ordinary	100%
Rentokil Limited[1]	Ordinary	100%
Rentokil Overseas Holdings Limited[1]	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
United Kingdom continued
Rentokil Property Care Limited	Ordinary	100%
Rentokil Property Holdings Limited[1]	Ordinary	100%
RI Dormant No.18 Limited	Ordinary	100%
RI Dormant No.20 Limited	Ordinary	100%
Stratton House Leasing Limited[1]	Ordinary	100%
SVM International Services Limited[1,3]	Ordinary	100%
Target Express Holdings Limited	Ordinary	100%
Target Express Limited	Ordinary	100%
Target Express Parcels Limited	Ordinary	100%
TEB Cleaning Services Limited	Ordinary	100%
The Ca’D’Oro, 45 Gordon Street, Glasgow, G1 3PE, UK
Industrial Clothing Services Limited	Ordinary	100%
	Convertible	100%
	Participating
	Preference
Pest Protection Services (Scotland) Limited	Ordinary-A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Limited	Ordinary	100%
United States
251 Little Falls Drive, Wilmington DE 19808, United States
Anza, LLC[3]	Ordinary	100%
101 Emerson Road, Milford, New Hampshire, 03055, USA
Airborne Vector Control LLC	Common	100%
Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
CDRSVM Holding, LLC[3]	Common	100%
CDRSVM Investment Holding, LLC[3]	Common	100%
Ramac (US) LLC[3]	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Secure Monthly Affordable Credit Corporation[3]	Ordinary	100%
Secure Monthly Affordable Credit Limited Partnership[3]	Ordinary	100%
SVM Honduran Service and Investments Company, LLC[3]	Interest	100%
SVM Olympus Service Company, LLC[3]	Interest	100%
SVM Progressive Service Company, LLC[3]	Interest	100%
SVM Technicians Service Company, LLC[3]	Interest	100%
SVM Vanguard Service Company, LLC[3]	Interest	100%
Terminix Cares Fund, Inc.[3]	Interest	100%
Terminix Consumer Services, LLC[3]	Interest	100%
Terminix Holdings, LLC	Common	100%
Terminix International Holdings, Inc[3]	Interest	100%
Terminix Management Corporation[3]	Interest	100%
Terminix Receivables Company LLC[3]	Interest	100%
The Terminix Company, LLC[3]	Interest	100%
The Terminix Foundation[3]	Interest	100%
TMX Holdco, Inc.[3]	Common	100%
W.B. McCloud & Co. Inc.[3]	Ordinary	100%
1201 Peachtree Street, NE Suite 1240, Atlanta, GA 30361, United States
Initial Contract Services LLC	US$ Interests	100%

		% held by
		Group
Company name	Share class	companies
1125 Berkshire Blvd, Suite 150, Reading, PA 19610, United States
Advanced Pest Management Co, LLC	Common	100%
Cygnet Enterprises, Inc (North Carolina)	Common	100%
Cygnet Enterprises, Inc (Michigan)	Common	100%
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Medentex LLC	Common	100%
Mississippi Mosquito Control, LLC	Interests	100%
Mosquito Control of Lafourche, LLC	Interests	100%
Mosquito Control Services, LLC	Interests	100%
Mosquito Control Services of Florida, LLC	Interests	100%
Mosquito Control Services of Georgia, LLC	Interests	100%
Rentokil Initial Environmental Services LLC	Interests	100%
Rentokil North America, Inc.	Ordinary	100%
Rittiner Group, LLC	Interests	100%
Solitude Lake Management, LLC	Common	100%
St. Charles Mosquito Control, LLC	Interests	100%
St. John Mosquito Control, LLC	Interests	100%
Terrebonne Mosquito Control, LLC	Interests	100%
Vector Disease Acquisition, LLC	Common	100%
	Series A	100%
	Series B	100%
Vector Disease Control International, LLC	Common	100%
2540 Lawrenceville Hwy, Lawrenceville, GA 30044, United States
Asiatic Holdings LLC	Ordinary	100%
Creative Plantings Inc	Ordinary	100%
Steritech-Canada Inc.	Common	100%
United Transport America LLC	Interests	100%
Virginia Properties Inc	Ordinary	100%
PO Box 4510, 10 Free Street, Portland, ME 04112, United States
Asiatic Investments, Inc.	Ordinary	100%
150 Peabody Place, Memphis TN 38103-3720, United States
Copesan Services, Inc.[3]	Interest	100%
The Terminix International Company Limited Partnership[3]	Interest	100%
1313 Miller Road, Greenville SC 29607, United States
Gregory Pest Control, LLC[3]	Ordinary	100%
100 Bank Street, Suite 610, Burlington VT 05401, United States
Steward Insurance Company[3]	Common	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States
Terminix Gift, LLC[3]	Interest	100%
Uruguay
La Paz, 1227, Departamento de Montevideo, Uruguay
Livelux S.A.	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay
La Sanitaria S.A.	Ordinary	100%
Vietnam
68 Hong Ha, Ward 2, Tan Binh District, Ho Chi Minh City, Vietnam
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, U.S.
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, U.S.
Terminix International USVI, LLC[3]	Interest	100%

Associated undertakings:

		% held by
		Group
Company name	Share class	companies
People’s Republic of China
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China
Fujian Xunke Pest Control Company Limited[3]	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China
Guangdong Vircon Pest Management Company Limited[3]	Ordinary	30%
Room (2-1), Unit 19, Xindian Xingzuo, Haishu District, Ningbo City, Zhejiang Province, China
Ningbo Yuying Vector Control Company Limited[3]	Ordinary	30%
Room 1005, Unit 1, Building1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China
Guangdong New Hope City Pest Control Company Limited[3]	Ordinary	30%
Egypt
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt
ServicePros S.A.E.[4]	Ordinary	30%
France
41 Avenue de La Porte de Villiers, 92200 Neuilly-Sur-Seine, France
SCI Pierre Brossolette	Ordinary	26.247%
Japan
Kyoritsu Seiyaku Building, 1-5-10 Kudan, Minami Chiyoda-Ku, Tokyo, Japan
Nippon Calmic Limited	Ordinary	49%
Nigeria
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria
Boecker Public Health Services Limited	Ordinary	30%
Norway
Veverivegen 10, 2848 Skreia, Norway
Skadedyrkontroll Øst	Ordinary	40%
Qatar
16 A Al Mana Business Tower, Doha, Qatar
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom
Compass House, Manor Royal, Crawley, RH10 9PY
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited[1]	Ordinary	50%
1.	As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
2.	The percentage of shares held by Group companies remains unchanged in 2022 for all companies.
3.	Acquired or incorporated by the Group in 2022.
4.	Incorporated in 2022. Non-operational.