Form 20-F
period 2023-12-31
RENTOKIL INITIAL PLC /FI
filed 2024-03-27
CIK 930157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________________

For the transition period from ___________________ to _______________________

Commission file number: 011-41524

RENTOKIL INITIAL PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom
(Address of principal executive offices)

Rachel Canham Rentokil Initial plc Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom Telephone: +44 (0)1293 858000 E-mail: secretariat@rentokil-initial.com
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

The number of outstanding shares of each class of stock of Rentokil Initial plc as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding
Ordinary shares of £0.01 each:	2,522,539,885

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧  No ◻

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

Yes ⌧  No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧  No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).◻

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

Yes ◻  No ◻

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information for the 2023 Form 20-F of Rentokil Initial plc (the “Company”) set out below is being incorporated by reference from the Company’s Annual Report 2023 included as exhibit 15.1 to this Form 20-F (the “Annual Report 2023”).

Presentation of Financial and Other Information

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. To the extent that any information incorporated by reference into this Form 20-F itself incorporates information by reference (including by way of internal cross reference), such information shall not form part of this Form 20-F. All references in this Form 20-F to “us”, “we” or “the Company” are to Rentokil Initial plc. Unless the context otherwise requires, “Rentokil Initial” or “Group” refers to the Company and its consolidated entities. Other information contained within the Annual Report 2023 included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included. None of the websites referred to in the Annual Report 2023, including where a link is provided, nor any information contained on such websites is incorporated by reference in this Form 20-F.

In addition to the information set out below, the information (including tabular data) set forth under the headings “Glossary” on page 248 and “Cautionary statement” on page 249, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

References herein to Rentokil Initial websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F. References to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Annual Remuneration Report-2023—Directors’ remuneration in the year to 31 December 2023” on pages 140 to 147 refer to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” on page F-2 of this Form 20-F. For the avoidance of doubt, the “Independent Auditors’ Report to the members of Rentokil Initial plc” dated 7 March 2024 on pages 162 to 168 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F does not form part of, and is not incorporated into, this Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Form 20-F and the Annual Report 2023 contain statements that are, or may be, forward-looking regarding the Group’s financial position and results, business strategy, plans and objectives, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. These statements are often, but not always, made through the use of words or phrases such as “believe”, “anticipate”, “could”, “may”, “would”, “is likely to”, “should”, “intend”, “seek”, “aim”, “plan”, “potential”, “predict”, “will”, “expect”, “estimate”, “project”, “positioned”, “strategy”, “outlook”, “target” and similar expressions.

Although we believe that the forward-looking statements in this Form 20-F and the Annual Report 2023 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

●	our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
●	difficulties in integrating, streamlining and optimising our IT systems, processes and technologies;
●	our ability to attract, retain and develop key personnel to lead our business;
●	the availability of a suitably skilled and qualified labour force to maintain our business;
●	cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers;
●	inflationary pressures, such as increases in wages, fuel prices and other operating costs;

●	weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers;
●	our ability to implement our business strategies successfully, including achieving our growth objectives;
●	our ability to retain existing customers and attract new customers;
●	the highly competitive nature of our industries;
●	extraordinary events that impact our ability to service customers without interruption, including a loss of our third-party distributors;
●	the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition and/or prospects;
●	supply chain issues, which may result in product shortages or other disruptions to our business;
●	our ability to protect our intellectual property and other proprietary rights that are material to our business;
●	our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation;
●	any future impairment charges, asset revaluations or downgrades;
●	failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes;
●	termite damage claims and lawsuits related thereto and associated impacts on the termite provision;
●	our ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
●	any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security;
●	the identification of a material weakness in our internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act;
●	changes in tax laws and any unanticipated tax liabilities;
●	adverse credit and financial market events and conditions, which could, among other things, impede access to, or increase, the cost of financing;
●	the restrictions and limitations within the agreements and instruments governing our indebtedness;
●	a lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies;
●	an increase in interest rates and the resulting increase in the cost of servicing our debt; and
●	exchange rate fluctuations and the impact on our results or the foreign currency value of our American Depositary Shares (“ADSs”) and any dividends.

Further details on the principal risks that may affect the Group can be found in the “Risks and Uncertainties” section detailed on pages 87 to 93 and on page 78 (in relation to climate-related risks), in each case of the Company’s Annual Report 2023 included as exhibit 15.1 to this Form 20-F, as well as on pages F-52 to F-54 (in relation to financial risks) and under the heading Item 3.D “Risk Factors”, in each case of this Form 20-F.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this Form 20-F and the Annual Report 2023 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Form 20-F and the Annual Report 2023 should be construed as a profit forecast.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the factors described below, in addition to the other information set forth in this Form 20‑F. Providing route-based services carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business in that they may have a significant effect on our business, reputation, results of operations, financial condition and/or prospects.

This Annual Report includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. We believe that the forward-looking statements about Rentokil Initial in this Form 20‑F, identified by words such as “believes”, “anticipates”, “could”, “may”, “would”, “is likely to”, “should”, “intends”, “seeks”, “aims”, “plans”, “potential”, “predicts”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, “outlook”, and “target”, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Business Strategies and Operations

If we are unsuccessful in integrating acquisitions or if our disposals result in unexpected costs or liabilities, our business could be materially and adversely affected.

We have a strategy that includes growth by acquisition to extend our geographic footprint and to improve our market share in existing locations. For example, we acquired 41 new businesses in 2023, and we may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. These acquisitions need to be integrated quickly and efficiently to minimise potential impact on the operations of the acquired business and the existing business. There are a number of risks to the successful integration of acquired businesses, including the Terminix business. These risks include, but are not limited to, the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations, systems, processes, pay plans, brands and customer offerings as well as difficulties in retaining and assimilating employees and customers. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing or potential problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition, or the benefits may not occur within the time periods we anticipated. The realisation of such benefits may be affected by a number of factors, many of which are beyond our control. If we fail to (i) successfully integrate acquisitions into our existing organisational structures and IT systems, (ii) deliver the revenue and profit targets, or (iii) deliver any expected synergy benefits, such as cost savings, the acquired business may not achieve the expected financial and operational benefits which could lead to potential adverse short-term or long-term effects on our business, reputation, results of operations, financial condition and/or prospects. Our business may be required to recognise impairment charges or be subject to asset revaluations or downgrades. We may also experience difficulties, costs or delays in migrating acquired businesses to our systems, processes and technologies.

In addition, we have sold a number of our businesses in the past and expect to continue to dispose of businesses from time to time if consistent with our strategy. Furthermore, under business sale contracts, we may provide warranties and indemnities to purchasers. Accordingly, we may make provisions in our consolidated financial statements for potential liabilities and costs relating to a disposed business. We may also make provisions in our consolidated financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of our businesses may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may experience difficulties integrating, streamlining and optimising our IT systems, processes and technologies.

We have invested in, and expect to continue to invest in, a wide range of new systems, processes and technologies intended to improve many aspects of our business. These systems, processes and technologies impact customers, suppliers, employees and others, including new systems that integrate, streamline and enhance legacy operating IT systems. These activities have required, and may continue to require, significant investment of human and financial resources. We may experience significant delays, increased costs and other difficulties as a consequence of significant disruption or deficiency in implementing such systems, processes and technologies, which could adversely affect our ability to process work orders, send invoices, track and collect payments, fulfil contractual obligations or otherwise operate our business. In addition, our efforts to centralise various business processes within our organisation in connection with this implementation may disrupt operations and negatively impact our business, reputation, results of operations, financial condition and/or prospects.

We depend on key personnel to lead our business.

Our continued success will depend largely on our ability to attract, retain, and develop a high calibre of talent and on the efforts and abilities of our executive officers and certain other key colleagues. As we continue to grow our business, make acquisitions, expand our geographic scope, and offer new products and services, we need the organisational talent necessary to ensure effective succession for executive officer and key colleague roles in order to meet the growth, development and profitability goals of our business. Our operations could be materially and adversely affected if, for any reason, we were unable to attract, retain or develop such officers or key colleagues and successfully execute organisational change and management transitions at leadership levels, or if we have to incur significant costs to retain such individuals or to identify, hire and retain replacements for departing employees. No assurance can be given that we will be able to attract or retain employees to the same extent that we have been able to attract or retain employees in the past.

We depend on a suitably skilled and qualified labour force to maintain the business.

Our ability to maintain our customer service and execute our business strategy depends on our ability to attract and retain a suitably skilled and qualified labour force. There can be no assurance that we will be able to recruit, train and retain such a labour force in sufficient numbers or of sufficient quality, or that pressure to recruit will not lead to a significant increase in employee costs. In markets where overall employment rates are high, and/or our business is growing quickly, either organically or through acquisitions, we may have difficulties attracting, training and retaining operational personnel of suitable capability. In addition, changes in the global job market may cause, or continue to cause, difficulty in recruiting, training and retaining a suitably skilled and qualified labour force. As a result, we could experience difficulty in responding to customer calls in a timely fashion or delivering our services in a high-quality or timely manner, and could be forced to increase wages to attract, train and retain colleagues, which would result in higher operating costs and reduced profitability. Any of these factors may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Moreover, some of our colleagues are members of local trade unions and similar organisations. Industrial action in key operations could result in diminished customer service levels or higher costs and, if prolonged, could damage our reputation and ability to retain existing customers or acquire new customers. Although we believe that all of our operations have good relations with their colleagues and the trade unions that represent those colleagues (where applicable), there can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where we operate) will not adversely affect our business, reputation, results of operations, financial condition and/or prospects. In addition, potential competition from key colleagues who leave Rentokil Initial could impact our ability to maintain our market share in certain geographic areas.

Cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers, could expose us to liability, limit our ability to effectively monitor, operate and control operations and adversely impact our business, reputation, results of operations, financial condition and/or prospects.

Our business is dependent on effective IT systems and data security procedures. We and our third-party service providers may be subject to significant system or network disruptions from numerous causes, including cyber security breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyber attacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognised until launched against a target, we and our third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cyber security risk has increased due to increased online and remote activity and we have in the past experienced, and may continue to experience, increases in the number and seriousness of cyber attacks, including distributed denial-of-service attacks and ransomware incidents. In 2023, our organisation encountered seven cyber security incidents, each effectively addressed through our established incident response protocol. Notably, only one incident resulted in an immaterial impact on our business, involving the transfer of immaterial funds to attacker-controlled bank accounts. All of these incidents were reported to the Board or Audit Committee, who have oversight of the risks from cyber security threats, by management, who are responsible for managing prevention, detection, mitigation and remediation of cyber security incidents. Although such attacks have been detected and mitigated before they were able to have a material impact on the business in the past, it is possible that future cyber attacks could avoid detection or prevention and have a material impact.

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

We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any cyber security vulnerabilities, breaches, attacks or other similar incidents. Any cyber security incident, attack or other similar incident, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm our competitive position, result in violations of applicable data privacy or cyber security laws or regulations, result in a loss of customer confidence in the adequacy of threat mitigation and detection processes and procedures, cause disruption to business activities, divert management attention and other resources or otherwise adversely affect our internal operations and reputation, degrade financial results, cause us to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject us to additional regulatory scrutiny and expose us to civil litigation, fines, damages or injunctions. With respect to cyber security-related legal claims and regulatory scrutiny, we also may incur additional costs related to the diverse set of laws, rules and regulations to which we are subject across multiple jurisdictions.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact our business, results of operations, financial condition and/or prospects.

In the year ended 31 December 2023, globally high inflation rates have increased our operating costs and expenses. Whilst we have, to date, been able to pass on such cost increases to customers in the form of increased prices, we may not in the future be able to pass these cost increases on fully, or in a timely manner, to customers. Our financial performance may therefore be adversely affected by sudden or material increases in the level of our operating costs and expenses, which can be triggered by inflationary pressures. For example, fuel prices are subject to market volatility, and our fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, we continue to monitor the adverse impacts that the ongoing wars in Ukraine and Gaza and the associated sanctions against various Russian organisations, companies and individuals are having and may continue to have on the global economy in general and on our business operations, although we have no direct operations in Russia or Ukraine. Such events have increased fuel prices, and a further prolonged war may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in our business. To the extent such costs increase further, we may be prevented, in whole or in part, from passing these cost increases on to our existing and prospective customers, which could have a material adverse impact on our results of operations, financial condition and/or prospects.

Weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers, may adversely impact our business, results of operations, financial condition and/or prospects.

Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, and catastrophic business events, including the continuation and/or broadening of the wars in Ukraine and Gaza. Further economic slowdown in the markets in which we operate may lead to a reduction in the level of demand from our customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for us to maintain profitability if we have weak pricing power in those markets, in particular, in areas of hyperinflation. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Our pricing may be impacted negatively by an increased presence of multinational competitors in the markets in which we operate or an increased reliance on key customer accounts in markets impacted by adverse economic conditions. The entry of multinational competitors may also make it difficult for us to maintain profitability by increasing the cost of acquisitions. Any of these events could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realise, in whole or in part within the expected time frames, the anticipated benefits of various growth plans or other initiatives. Our ability to implement our business strategy may be adversely affected by factors that we cannot foresee currently, such as unanticipated costs and expenses, pandemics and other global health crises, technological change, recession and economic slowdown, the level of interest rates, foreign exchange risks, failure to integrate acquisitions, a decline in the effectiveness of our marketing (including digital marketing) activities or disruptions in the supply chain. All of these factors may necessitate changes to our business strategy or adversely affect our business, reputation, results of operations, financial condition and/or prospects.

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

Our ability to grow is dependent on our ability to retain existing customers and attract new customers. There can be no assurance that our strategy of using new technology and improved sales techniques to attract profitable new clients, up-selling and cross-selling to existing clients and focusing on retaining profitable business when renewing existing customer contracts will be successful. Moreover, failure to maintain consistently high levels of customer service, client management and sales capability, failure to adapt to local business and consumer needs and/or failure to win and retain profitable customers in the face of competition from competitors (including those with lower costs or which are willing to accept lower margins) may have a material adverse effect on our business, results of operations, financial condition and/or prospects. We must be sufficiently agile to develop and deliver products and services that meet local market needs. If we are not able to adapt to local business and consumer needs, our existing customers may choose not to renew contracts, reduce the use of our services across their operations or seek reductions in prices.

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

The ability to service customers without interruption is essential to our operations. Contingency plans are required to continue or recover operations following a disruption or incident but may not be adequate to enable us to continue or recommence trading without a loss of business. Such incidents may include (a) a significant cyber attack or IT failure which impacts our ability to plan efficient routing, or ability to invoice, and is not recovered quickly, (b) fire, flood or climate event impacting our premises or transportation/supply chain network preventing goods from being available to enable our technicians to service our customers, (c) industrial action by colleagues, or (d) where third parties are engaged for services, the termination of their engagement or business disruption could materially impact the business. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could severely affect our business, reputation, results of operations, financial condition and/or prospects.

We have independent, third-party distributors, the loss of which could have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licences for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters (including earthquakes or pandemics), water shortages or severe weather conditions, in particular enhanced by climate change, affecting the food service, hospitality, travel and other industries can cause a downturn in the business of our customers or impact our supply chain, which in turn can have a material adverse effect on our business, results of operations, financial condition or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect our ability to obtain raw materials at reasonable cost, or at all, and could adversely affect our business. The health and safety of our colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Increased focus and activism related to ESG matters may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment of our ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of our products and their impact on human and animal health and environmental sustainability, a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards or snap traps perceived to have animal cruelty issues, and secondary poisoning of predators. These demands, perceptions and preferences could cause us to incur additional costs or to make changes to our operations to comply with such demands and customer preferences, and a delay in our response (or the failure to respond effectively) may lead to adverse effects to our business, results of operations and financial condition, and recruitment and retention of the labour force that we need.

Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG, such as disclosure requirements, may result in higher compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of our products, and these costs could have a material adverse effect on our results of operations and cash flows. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation, could adversely affect our business, reputation, results of operation, financial condition and/or prospects. In addition, we may also be adversely impacted as a result of conduct by contractors, customers or suppliers that fail to meet our or our stakeholders’ ESG standards.

Supply chain issues may result in product shortages or disruptions to our business.

We have a complex global network of suppliers that has expanded to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products we use are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, we could experience material disruptions in production and other supply chain issues on specific bespoke products (including as a result of recent global events impacting shipping), which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards that we set or that are set by government or industry regulations or customers, (b) if we are unable to contract with suppliers at the quantity, quality and price levels needed for our business, or (c) if any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

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

Our ability to compete effectively depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights we own or licence, particularly our brand names, including Rentokil, Initial, Ambius, Terminix, Copesan, Assured, McCloud, Gregory, Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Bug Out, Steritech, PestConnect, Lumnia, Signature, Eradico, Cannon, Ultraprotect, Calmic, Pestfree365, Entotherm, Medentex, Boecker, Radar and Rapid Pro. We have not sought to register or protect all of our intellectual property, including our trademarks, either in the UK, the U.S. or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, we may not receive the same protection in other countries as we would in the UK or the U.S.

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

As a global company, we are subject to many laws and governmental regulations across all of the countries in which we conduct business, including laws and regulations involving marketing, antitrust, anti-bribery, anti-fraud, anti-corruption, consumer protection, product liability, environmental, health and safety, employment laws, intellectual property, data privacy, compliance and other matters, as well as potential litigation, regulatory and administrative actions. If we are unable to comply with all applicable laws and regulations, it could negatively impact our business, results of operations, financial condition, reputation and/or prospects.

In addition, new or revised laws or regulations, or changes to the ways existing laws or regulations apply to our business, may alter the environment in which we do business, which could adversely impact our financial results. We may also face increased exposure to potential future claims or litigation given the more litigious nature of the U.S. market, including increased exposure to injunctive relief or damages granted by courts in respect of such claims. Regardless of the outcome of any litigation or claims, we may incur additional costs in defending against such claims. An unfavourable outcome or settlement in any litigation may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Additionally, any loss of Rentokil Initial plc’s status as a “foreign private issuer” would require us to comply with the reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers and could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

While it is our policy and practice to comply with all legal and regulatory requirements applicable to our business, we cannot provide assurance that our internal control policies and procedures and ethics and compliance program will always protect us from acts committed by our colleagues or agents. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal or civil sanctions, any of which could adversely affect our business, reputation, results of operations, financial condition and/or prospects. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation and brand image.

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

Our business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently, the legacy Terminix business is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies us that they have experienced damage, and we reach an agreement to remediate that damage (a “Non-litigated Claim”), and circumstances when a customer directly initiates litigation or arbitration proceedings or when we do not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish. We intend to defend these Litigated Claims vigorously, and we intend to take decisive actions to mitigate any increasing claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, and this could result in the costs of termite claims or litigation exceeding our accounting provision for termite claims, nor can we give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect our business, reputation, results of operations, financial condition and/or prospects, even if any such lawsuits are found to be without merit.

Our business may also become subject to state regulator claims related to trade practices, including termite renewal pricing, inspection and treatment practices (a “Regulator Claim”). Terminix had entered into settlements in relation to such claims in the past and we intend to defend any future Regulator Claims. We also intend to take action to mitigate claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can we give assurance that lawsuits or other proceedings related to trade practices will not materially affect our business, reputation, results of operations, financial condition and/or prospects.

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

Products that we use containing pesticides generally must be registered with the relevant governmental agencies or authorities before they can be sold or applied. The failure to obtain, or the cancellation of, any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our business, the severity of which would depend on the products involved, whether other products could be substituted and whether competitors were similarly affected. The pesticides we use are manufactured by independent third parties and are evaluated by the relevant governmental authorities or agencies as part of our ongoing exposure risk assessment. Any of these authorities or agencies may decide that a pesticide we use will be limited or will not be re-registered for use in the relevant jurisdiction. We cannot predict the outcome or the severity of the effect of any particular authority’s or agency’s continuing evaluations. In addition, the use of certain pesticide products is regulated by various international, national, federal, state, provincial and local environmental and public health agencies and bodies. Some of our products or service models may also become subject to bans or restrictions due to animal cruelty concerns, such as permanent rodent baiting. Given our dispersed locations, distributed operations and numerous colleagues and franchise associates, we may be unable to prevent violations of these or other laws and regulations or misuse of products by colleagues or others from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licences, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The laws and regulations may also apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with SHE laws and regulations and subject us to risk of legal exposure. The costs of compliance or the investigation and remediation of non-compliance, including combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits, could have a material adverse impact on our business, reputation, results of operations, financial condition and/or prospects.

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

A violation of SHE laws or regulations relating to our operations or a failure to comply with the instructions of relevant health and safety authorities, environmental agencies or internal policies could lead to, among other things, personal injury, substantial fines or penalties, including withdrawal of licences to operate, and reputational damage. Such violations could, therefore, have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

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

If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results. In addition, such procedures and controls, which we operate to comply with relevant data privacy and security requirements in the relevant jurisdictions, may not be effective in ensuring compliance or preventing unauthorised transfers of personal data.

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

We have identified a material weakness in our internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act, which could, if not remediated, adversely affect our ability to report our financial results accurately or in a timely manner, which may adversely affect our business and reputation.

Following our U.S. listing on the NYSE and registration with the U.S. Securities and Exchange Commission (the “SEC”) in October 2022, we are required to comply with certain requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the maintenance of adequate internal control over financial reporting. Beginning with this Form 20‑F, we are required to evaluate the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is required to audit the effectiveness of its internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. While we have designed an internal control over financial reporting framework for the purposes of the effectiveness evaluation described above, if such controls fail, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE.

It should be noted that, prior to 2022, we identified errors to our financial statements, which resulted in a restatement of the relevant periods. In our Annual Report on Form 20-F/A for the year ended 31 December 2022 filed with the SEC on 8 February 2024, we reported disclosure errors to our financial statements resulting in a revision of the relevant periods. The prior restatement and revision each resulted from material weaknesses in our internal control over financial reporting, including a lack of sufficient resources with the appropriate level of technical accounting knowledge, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures, and a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements.

The Company has remediated the material weakness in respect of lack of sufficient resources with the appropriate level of technical accounting knowledge, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures. In respect of the material weakness relating to a failure to design and maintain effective IT general controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements, the Company’s management has designed and is in the process of implementing remediation measures. However, the material weakness will not be considered remediated until the applicable controls are designed and operate for a sufficient period of time and the Company’s management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weakness, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives.

If material weaknesses in our internal control over financial reporting are not remediated in a timely manner, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in our reported financial information, which in turn could have a material and adverse effect on the trading price of ordinary shares in the capital of Rentokil Initial plc, and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

For further details on our internal control over financial reporting, please see the information set forth under the heading Item 15 “Controls and Procedures” included herein.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay and our profitability.

We operate across many different tax jurisdictions and are subject to changing tax laws, regulations and treaties in and between the jurisdictions in which we operate, as well as periodic tax audits which sometimes challenge the basis on which local tax has been calculated and/or withheld. Changes in tax regimes, or in the interpretation thereof, could result in a material impact on our cash tax liabilities and tax charges. For instance, we have a greater presence in the U.S. following the acquisition of Terminix, which means that changes to tax rules in the U.S. could have a more significant impact on our business. Such an impact could also arise from changes in the application of the existing tax rules that apply to us, including UK tax rules. In either case, this could result in a reduction in financial results depending upon the nature of the change. Further, we are subject to periodic tax audits across many different tax jurisdictions and successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Unanticipated non-compliance with relevant tax legislation and/or reporting requirements may result in material unprovided tax charges relating to prior years which could have a material adverse effect on our financial condition and/or prospects.

Risks Relating to Financial Markets

Adverse credit and financial market events and conditions could, among other things, impede access to, or increase, the cost of financing, which could have a material adverse impact on our business, results of operations, financial condition and/or prospects.

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

As of 31 December 2023, we had aggregate outstanding indebtedness of approximately £3.1 billion. The agreements governing our revolving credit facility maturing October 2028 (the “RCF”), the $700 million term facility maturing October 2025 (the “Term Facility”), and the senior unsecured notes issued by Rentokil Initial plc (due November 2024, May 2026, October 2028 and June 2032) and Rentokil Initial Finance B.V. (due June 2027 and June 2030), in each case pursuant to our Euro Medium Term Note Programme (collectively, the “Notes”) contain undertakings that, collectively, among other things, restrict our ability to: (a) transfer or sell assets by way of a Class 1 transaction (as such term is defined in the Financial Conduct Authority (the “FCA”)’s Listing Rules), (b) create security over our assets in excess of a certain amount, (c) issue debt instruments at subsidiary level in excess of a certain amount, and (d) issue trade instruments in excess of a certain amount.

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

The Rentokil Initial plc consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. We have continued to grow our operations in the U.S.  in recent years, including through the acquisition of Terminix in 2022, and, accordingly, significant fluctuations in the U.S. dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro, and significant fluctuations in these exchange rates could also impact our reported results significantly.

Additionally, our ordinary shares are quoted in pounds sterling on the LSE and our ADSs are quoted in U.S. dollars on the NYSE. Dividends to be paid to holders of our ADSs in respect of our ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement among Rentokil Initial plc and the depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Fluctuations in the exchange rate between the U.S. dollar and pounds sterling may also affect, among other matters, the value of our ADSs and of any dividends in respect thereof.

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

In 1996, we acquired BET plc (British Electric Traction) and the “Initial” brand to become Rentokil Initial. In 2022, we acquired Terminix Global Holdings, Inc. (“Terminix”), the most recognised brand in U.S. termite and pest management services.

Our purpose is to protect people, enhance lives and preserve our planet. We protect people from the dangers of pest-borne disease and the risks of poor hygiene. We enhance lives with services that protect the health and wellbeing of people and the reputation of our customers’ brands. We aim to preserve the planet by developing ever more sustainable solutions and ways of operating.

The information (including tabular data) set forth under the following headings of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—Our Strategic Priorities” on pages 16 to 19, excluding:
o	the caption “Organic Revenue Growth (at AER) in 2023” and the figure above such caption, the paragraph under the heading “Organic Revenue Growth” and the bullet starting “Continue to deploy product…”, each under the subheading “Drive Organic Revenue Growth in Pest Control” on page 16;
o	the caption “of annual pre-tax net P&L cost synergies by end of 2026” and the figure above such caption, the sentence under the heading “Achieved cost synergy targets” and the bullet ending “…by year end.” under the heading “Priorities for 2024”, each under the subheading “Manage the integration of Terminix into our North America business” on page 17;
o	the sentence beginning “Organic growth in core washrooms…” and the sentence beginning “Our medium-term target…”, each under the subheading “Build our Hygiene & Wellbeing business” on page 18; and
o	the caption “targeted spend on M&A in 2024” and the figure above such caption and the bullet beginning “Targeting spend on M&A…” under the heading “Priorities for 2024”, each under the subheading “Drive M&A” on page 18.
●	“Strategic Report—Our Regional Review—Segmental reporting” on pages 34 to 37, excluding:
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, the sentence beginning “Regional Organic Revenue grew…”, the sentence beginning “Organic Revenue growth in Pest Control Services…”, the sentence beginning “The Pest Control category as a whole…”, the sentence beginning “Weaker Q3 2023 growth in North America…” and the reference to “Terminix synergies” and the accompanying figure in the sentence beginning “However, Terminix synergies delivered…”, each under the subheading “North America” on page 34;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue grew by...”, each under the subheading “Europe (incl. LATAM)” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue for the region overall increased…”, each under the subheading “UK & Sub-Saharan Africa” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the reference to “Organic” and the accompanying figure in the sentence beginning “Revenue rose by…”, each under the subheading “Asia & MENAT” on page 37; and
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the sentence beginning “Organic Revenue grew...”, each under the subheading “Pacific” on page 37.
●	“Strategic Report—Our Business Review—Pest Control” on pages 40 to 47, excluding:
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue was up by…” and the reference to “Terminix integration synergies” and the accompanying figure in the sentence beginning “Adjusted Operating Profit was up…”, each under the subheading “Our performance in 2023” on page 41;

o	the bullet beginning “Organic Revenue Growth…” under the subheading “Global leadership driving growth” on page 42;
o	the reference to “gross synergies” and the accompanying figure in the bullet beginning “Deliver significant value creation…” and the sentence beginning “Post-integration, our ambition…”, each under the subheading “Our Terminix vision” on page 44;
o	the sentence beginning “We have completed the first phase…”, the sentence beginning “Overall, we have delivered…”, the sentence beginning “We have announced a further increase…” and the information and figures in the table titled “Integration: synergy delivery”, each under the subheading “Terminix integration process” on page 44;
o	the bullet ending “…net cost synergies target in 2024.”, the bullet beginning “Cost synergy target raised”, the caption “target of gross synergies increasing from”, the figures above and below such caption and the caption beginning “Ambition for…” and the accompanying figure under the subheading “Key deliverables in 2024” on page 45;
o	the bullet beginning “ambition for Organic Revenue Growth…” under the subheading “Phase Four, our final phase” on page 45;
o	the sentence beginning “In 2023, Organic Revenue Growth…” under the subheading “Organic growth in North America” on page 46; and
o	the sentence beginning “In 2024 we expect to generate…” under the subheading “THE RIGHT WAY 2 plan” on page 47.
●	“Strategic Report—Our Business Review—Hygiene & Wellbeing” on pages 50 to 53, excluding:
o	the sentence beginning “Organic Revenue Growth was…”, the sentence beginning “In 2023, COVID-19 disinfection services…” and the sentence beginning “In 2023, Organic Revenue Growth in core washrooms…”, each under the subheading “Our performance in 2023” on page 51;
●	“Strategic Report—Our Business Review—France Workwear” on page 56;
●	“Strategic Report—Financial Review—Integration of Terminix” on pages 58 to 60, excluding:
o	the reference to “gross synergy target” and the accompanying figure in the caption beginning “Strong progress on the integration…”, the sentence beginning “We have completed the first phase of the integration…”, the sentence beginning “Overall, we have delivered pre-tax…”, the sentence beginning “We have announced a second increase in the target…”, the sentence ending “…are expected to be delivered in 2024.”, each under the subheading “Integration of Terminix” on page 58;
o	the sentence beginning “Post integration, our ambition…” under the subheading “Phase Four” on page 59; and
o	the information under the heading “Synergies and approximate phasing” on page 60;
●	“Strategic Report—Financial Review—Continued strength of Bolt-on M&A” on page 60, excluding:
o	the information under the subheading “Interest (at AER)” on page 60; and
o	the information under the subheading “Tax” on page 60;
●	“Other Information—Directors’ Report—Company constitution” on page 242.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B1. Business combinations” on pages F-40 to F-43 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-51 of this Form.20-F.

The SEC maintains a website at https://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. Such information is also available on our website at https://www.rentokil-initial.com/investors. The information on our website is not incorporated by reference in this document.

B.	Business Overview

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—Our Business at a Glance” on pages 4 to 5;
●	“Strategic Report—Q&A with Andy Ransom, Chief Executive” on pages 6 to 9, excluding:
o	the sentence beginning “The Group has been able to sustain…” and the sentence beginning “We overachieved in our cost synergy targets...”, each under the heading “How would you summarise the past year for Rentokil Initial?” on page 6;
o	the sentence beginning “You previously guided…” on page 8;
o	the information and figures in the table titled “Our medium-term targets” on page 8; and
o	the reference to “organically” and the accompanying figure in the sentence beginning “Outside of North America…” on page 9;
●	“Strategic Report—Reasons to Invest” on pages 10 to 11;
●	“Strategic Report—Strategic Priority: Be an Employer of Choice” on pages 12 to 13;
●	“Strategic Report—Our Business Model” on pages 14 to 15;
●	“Strategic Report—Our Strategic Priorities” on pages 16 to 19, excluding:
o	the caption “Organic Revenue Growth (at AER) in 2023” and the figure above such caption, the paragraph under the heading “Organic Revenue Growth” and the bullet starting “Continue to deploy product…”, each under the subheading “Drive Organic Revenue Growth in Pest Control” on page 16;
o	the caption “of annual pre-tax net P&L cost synergies by end of 2026” and the figure above such caption, the sentence under the heading “Achieved cost synergy targets” and the bullet ending “…by year end.” under the heading “Priorities for 2024”, each under the subheading “Manage the integration of Terminix into our North America business” on page 17;
o	the sentence beginning “Organic growth in core washrooms…” and the sentence beginning “Our medium-term target…”, each under the subheading “Build our Hygiene & Wellbeing business” on page 18; and
o	the caption “targeted spend on M&A in 2024” and the figure above such caption and the bullet beginning “Targeting spend on M&A…” under the heading “Priorities for 2024”, each under the subheading “Drive M&A” on page 18;
●	“Strategic Report—Strategic Priority: Manage a responsible business” on pages 20 to 21;
●	“Strategic Report—Key Performance Indicators—Colleagues: Ensuring everyone goes home safe” on page 22;
●	“Strategic Report—Key Performance Indicators—Colleagues: Employer of Choice” on page 22;
●	“Strategic Report—Key Performance Indicators—Customers: Delivering outstanding customer service” on page 23;

●	“Strategic Report—Key Performance Indicators—Customers: Keeping promises to customers” on page 23;
●	“Strategic Report—Key Performance Indicators—Customers: Retaining our customers” on page 24;
●	“Strategic Report—Key Performance Indicators—Shareholders: Driving higher revenue” on page 24, excluding:
o	the reference to “Organic Revenue Growth” and the accompanying figure in the sentence beginning “Revenue increased…”, the sentence beginning “In North America…”, the sentence beginning “Organic Revenue was up…”, and the sentence beginning “Good broad-based…”, each under the subheading “Commentary on performance” on page 24;
●	“Strategic Report—Key Performance Indicators—Shareholders: Achieving greater profitability” on page 25;
●	“Strategic Report—Key Performance Indicators—Shareholders: Delivering sustainable Free Cash Flow” on page 25, excluding:
o	the reference to “synergies” and the accompanying figure and the reference to “M&A spend” and the accompanying figure, each under the subheading “Commentary on performance” on page 25;
●	“Strategic Report—Strategic Priority: Create value through product and service innovations and digital applications” on pages 26 to 27;
●	“Strategic Report—Market Trends and Opportunities” on pages 28 to 31, excluding:
o	the sentence beginning “This structural shift…” under the subheading “Hygiene and wellbeing market drivers” on page 29;
●	“Strategic Report—Strategic Priority: Drive M&A” on pages 32 to 33;
●	“Strategic Report—Our Regional Review—Segmental reporting” on pages 34 to 37, excluding:
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, the sentence beginning “Regional Organic Revenue grew…”, the sentence beginning “Organic Revenue growth in Pest Control Services…”, the sentence beginning “The Pest Control category as a whole…”, the sentence beginning “Weaker Q3 2023 growth in North America…” and the reference to “Terminix synergies” and the accompanying figure in the sentence beginning “However, Terminix synergies delivered…”, each under the subheading “North America” on page 34;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue grew by...”, each under the subheading “Europe (incl. LATAM)” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue for the region overall increased…”, each under the subheading “UK & Sub-Saharan Africa” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder and the reference to “Organic”, and the accompanying figure in the sentence beginning “Revenue rose by…”, each under the subheading “Asia & MENAT” on page 37; and
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the sentence beginning “Organic Revenue grew...”, each under the subheading “Pacific” on page 37;

●	“Strategic Report—Strategic Priority: Drive Organic Revenue Growth in Pest Control” on pages 38 to 39;
●	“Strategic Report—Our Business Review—Pest Control” on pages 40 to 47, excluding:
o	the parenthetical reference to “Organic” in the sentence beginning “Revenue was up by…” and the reference to “Terminix integration synergies” and the accompanying figure in the sentence beginning “Adjusted Operating Profit was up…”, each under the subheading “Our performance in 2023” on page 41;
o	the bullet beginning “Organic Revenue Growth…” under the subheading “Global leadership driving growth” on page 42;
o	the reference to “gross synergies” and the accompanying figure in the bullet beginning “Deliver significant value creation…” and the sentence beginning “Post-integration, our ambition…”, each under the subheading “Our Terminix vision” on page 44;
o	the sentence beginning “We have completed the first phase…”, the sentence beginning “Overall, we have delivered…”, the sentence beginning “We have announced a further increase…” and the information and figures in the table titled “Integration: synergy delivery”, each under the subheading “Terminix integration process” on page 44;
o	the bullet ending “…net cost synergies target in 2024.”, the bullet beginning “Cost synergy target raised”, the caption “target of gross synergies increasing from”, the figures above and below such caption and the caption beginning “Ambition for…” and the accompanying figure under the subheading “Key deliverables in 2024” on page 45;
o	the bullet beginning “ambition for Organic Revenue Growth…” under the subheading “Phase Four, our final phase” on page 45;
o	the sentence beginning “In 2023, Organic Revenue Growth…” under the subheading “Organic growth in North America” on page 46; and
o	the sentence beginning “In 2024 we expect to generate…” under the subheading “THE RIGHT WAY 2 plan” on page 47;
●	“Strategic Report—Strategic Priority: Managing the integration of Terminix into our North America business” on pages 48 to 49;
●	“Strategic Report—Our Business Review—Hygiene & Wellbeing” on pages 50 to 53, excluding:
o	the sentence beginning “Organic Revenue Growth was…”, the sentence beginning “In 2023, COVID-19 disinfection services…”, and the sentence beginning “In 2023, Organic Revenue Growth in core washrooms…”, each under the subheading “Our performance in 2023” on page 51;
●	“Strategic Report—Strategic Priority: Build our Hygiene & Wellbeing business” on pages 54 to 55;
●	“Strategic Report—Our Business Review—France Workwear” on page 56;
●	“Strategic Report—Responsible Business” on pages 68 to 74 and pages 76 to 82;
●	“Strategic Report—Our Stakeholders” on pages 84 to 85;
●	“Strategic Report—Risks and Uncertainties—How the business manages uncertainty and risks” on page 87; and
●	“Cautionary statement” on page 249;

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A1. Revenue recognition and operating segments” on pages F-16 to F-21 of this Form 20-F.

C.	Organizational Structure

The information (including tabular data) set forth under the following headings of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—Our Business at a Glance—Our global regional operations” on page 4;
●	“Strategic Report—Our Strategic Priorities—Manage the integration of Terminix into our North America business” on page 17, excluding:
o	the caption “of annual pre-tax net P&L cost synergies by end of 2026” and the figure above such caption, the sentence under the heading “Achieved cost synergy targets” and the bullet ending “…by year end.” under the heading “Priorities for 2024”, each under the subheading “Manage the integration of Terminix into our North America business” on page 17;
●	“Strategic Report—Our Regional Review—Segmental reporting” on pages 34 to 37, excluding:
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, the sentence beginning “Regional Organic Revenue grew…”, the sentence beginning “Organic Revenue growth in Pest Control Services…”, the sentence beginning “The Pest Control category as a whole…”, the sentence beginning “Weaker Q3 2023 growth in North America…” and the reference to “Terminix synergies” and the accompanying figure in the sentence beginning “However, Terminix synergies delivered…”, each under the subheading “North America” on page 34;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue grew by...”, each under the subheading “Europe (incl. LATAM)” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder, and the parenthetical reference to “Organic” in the sentence beginning “Revenue for the region overall increased…”, each under the subheading “UK & Sub-Saharan Africa” on page 36;
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder and the reference to “Organic”, and the accompanying figure in the sentence beginning “Revenue rose by…”, each under the subheading “Asia & MENAT” on page 37; and
o	the caption “Organic Growth excl. Disinfection” and the figure thereunder, the caption “Organic Growth incl. Disinfection” and the figure thereunder and the sentence beginning “Organic Revenue grew...”, each under the subheading “Pacific” on page 37;
●	“Strategic Report—Our Business Review—Pest Control—Terminix integration” on pages 44 to 45, excluding:
o	the reference to “gross synergies” and the accompanying figure in the bullet beginning “Deliver significant value creation…” and the sentence beginning “Post-integration, our ambition…”, each under the subheading “Our Terminix vision” on page 44;
o	the sentence beginning “We have completed the first phase…”, the sentence beginning “Overall, we have delivered…”, the sentence beginning “We have announced a further increase…” and the information and figures in the table titled “Integration: synergy delivery”, each under the subheading “Terminix integration process” on page 44;
o	the bullet ending “…net cost synergies target in 2024.”, the bullet beginning “Cost synergy target raised”, the caption “target of gross synergies increasing from”, the figures above and below such caption and the caption beginning “Ambition for…” and the accompanying figure under the subheading “Key deliverables in 2024” on page 45; and

o	the bullet beginning “ambition for Organic Revenue Growth…” under the subheading “Phase Four, our final phase” on page 45;
●	“Strategic Report—Our Business Review—Organic growth in North America” on pages 46 to 47, excluding:
o	the sentence beginning “In 2023, Organic Revenue Growth…” under the subheading “Organic growth in North America” on page 46; and
o	the sentence beginning “In 2024 we expect to generate…” under the subheading “The RIGHT WAY 2 plan” on page 47;
●	“Strategic Report—Strategic Priority: Managing the integration of Terminix into our North America business” on pages 48 to 49;
●	“Other Information—Directors’ Report—Company constitution” on page 242; and
●	“Other Information—Directors’ Report—Branches” on page 244;

Please also refer to the information set forth under the heading “Financial Statements—Related Undertakings” on pages F-69 to F-83 of this Form 20-F.

D.	Property, Plants and Equipment

As of 31 December 2023, Rentokil Initial leases executive offices in Crawley, UK and operates 1,933 facilities in 77 countries. The number and location of Rentokil Initial’s owned or leased production, manufacturing, storage and office properties for continuing operations are as follows:

		Europe (incl.		Asia and
		Latin		Middle East,
		America	UK and	North Africa
	North America	(LATAM))	Sub-Saharan Africa	and Turkey (MENAT)	Pacific
Total	707	377	107	687	55

Please also refer to the information (including tabular data) set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B3. Property, plant and equipment” on pages F-48 to F-49, “Financial Statements—Notes to the Consolidated Financial Statements—B4. Leases” on pages F-49 to F-51 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-51, in each case of this Form 20-F.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For a discussion of the years ended 31 December 2021 and 2022, including a year-to-year comparison between the years ended 31 December 2022 and 2021, refer to Part I, Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F/A for the year ended 31 December 2022 filed with the SEC on 8 February 2024.

A.	Operating Results

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 227, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 227 to 228, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain components of results of operations” on page 229, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations” on pages 229 to 236, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS measures” on pages 236 to 240 and “Cautionary statement” on page 249, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

B.	Liquidity and Capital Resources

The information (including graphs and tabular data) set forth under the headings “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources” on page 241, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash flow activity” on page 241 and “Cautionary statement” on page 249, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

C.	Research and Development, Patents and Licenses

Our major research and development facilities are based in the UK and the U.S., following the opening of the Rentokil Terminix North America Innovation Centre in March 2024.

The information set forth under the headings “Strategic Report—Our Strategic Priorities—Create value through product and service innovations and digital applications” on page 19, “Strategic Report—Strategic Priority: Create value through product and service innovations and digital applications—Creating value through best-in-class, differentiated innovation” on pages 26 to 27, “Strategic Report—Our Business Review—Pest Control—Our Pest Control strategy: key strategic themes—Differentiation through our innovation pipeline” on page 42 and “—Harnessing the digital opportunity” on page 43, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—B2. Intangible assets” on pages F-44 to F-47 of this Form 20-F.

D.	Trend Information

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Going Concern” on page 61 and “—Funding” on page 62, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 227, “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 227 to 228 and “Cautionary statement” on page 249, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

E.	Critical Accounting Estimates

The information (including tabular data) set forth under the headings “Corporate Governance—Audit Committee Report—Financial reporting” and “—Significant issues and judgements” on page 120 and “Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 227 to 228, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—Material accounting policies—Sources of estimation uncertainty and significant accounting judgements” on page F-13 and “—Retrospective adjustments to prior year comparatives” on page F-15, in each case of this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Chairman’s Introduction to Governance—Board composition and effectiveness” on page 97, “Corporate Governance— Governance at a Glance” on page 98, “Corporate Governance—Board of Directors” on pages 99 to 101, “Corporate Governance—Corporate Governance Report—External commitments” on page 107, “Corporate Governance—Proposed 2024 Directors’ Remuneration Policy—Recruitment—Directors’ service agreements-Executive Directors” on page 159 and “Other Information—Directors’ Report—Re-election of Directors and service contracts” and “—Directors’ interests” on page 242, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

In addition to the Board of Directors, the Executive Leadership Team (“ELT”) supports the Chief Executive in managing the business, overseeing safety, performance, operational plans and actions, governance and risk management. The Board delegates the execution of the Company’s strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT through a documented Group Authority Schedule, which the Board reviews annually. The information set forth under the heading “Corporate Governance—Executive Leadership Team” on pages 102 and 103 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

B.	Compensation

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Directors’ Remuneration Report” on pages 131 to 135;
●	“Corporate Governance—Remuneration at a glance” on pages 136 and 137, excluding:
o	the caption “Organic Revenue Growth” and the figure below such caption under the subheading “Our performance” on page 136;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 138 and 139;
●	“Corporate Governance—Directors’ Annual Remuneration Report-2023” on pages 140 to 149, excluding:
o	the two sentences each ending “…was organic.” in the row titled “Revenue” and the two sentences beginning “Delivery of...” in the row titled “M&A” on page 142;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2024” on pages 150 and 151; and
●	“Corporate Governance—Proposed 2024 Directors’ Remuneration Policy” on pages 152 to 161.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” on pages F-30 to F-31, “Financial Statements—Notes to the Consolidated Financial Statements—A10. Retirement benefit obligations” on pages F-31 to F-34, “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-34 to F-36, “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions—Key management personnel” on page F-68 and “Financial Statements—Notes to the Consolidated Financial Statements—D5. Post balance sheet events” on page F-68, in each case of this Form 20-F.

C.	Board Practices

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Chairman’s Introduction to Governance” on pages 96 to 97;
●	“Corporate Governance—Governance at a Glance” on page 98;
●	“Corporate Governance—Board of Directors” on pages 99 to 101;
●	“Corporate Governance—Corporate Governance Report” on pages 104 to 116;
●	“Corporate Governance—Audit Committee Report” on pages 117 to 124;
●	“Corporate Governance—Nomination Committee Report” on pages 125 to 130;
●	“Corporate Governance—Directors’ Remuneration Report” on pages 131 to 135;
●	“Corporate Governance—Remuneration at a glance” on pages 136 and 137, excluding:
o	the caption “Organic Revenue Growth” and the figure below such caption under the subheading “Our performance” on page 136;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 138 and 139;
●	“Corporate Governance—Directors’ Annual Remuneration Report-2023” on pages 140 to 149, excluding:
o	the two sentences each ending “…was organic.” in the row titled “Revenue” and the two sentences beginning “Delivery of...” in the row titled “M&A” on page 142;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2024” on pages 150 and 151;
●	“Corporate Governance—Proposed 2024 Directors’ Remuneration Policy” on pages 152 to 161; and
●	“Other Information—Directors’ Report—Re-election of Directors and service contracts” on page 242.

Please also see the information above under the heading Item 6.A “Directors and Senior Management”.

D.	Employees

The information set forth under the headings “Strategic Report—Our Strategic Priorities—Be an Employer of Choice” on page 16, “Strategic Report—Our Stakeholders—Committed to stakeholder engagement—Colleagues” on page 84 (including the graphical data on page 84), “Corporate Governance—Directors’ Remuneration Report—Response to cost-of-living challenges—Wider workforce engagement” on page 133, “Corporate Governance—Proposed 2024 Directors’ Remuneration Policy—Wider workforce engagement” on page 153 and “—Wider workforce remuneration policy” on page 155, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” (including the tabular data) on pages F-30 to F-31 of this Form 20-F.

The following table sets forth the number of Group employees as at 31 December 2023, 2022 and 2021.

Colleagues by region as at 31 December	2023	2022	2021
North America	21,965	21,309	10,316
Europe (incl. LATAM)	12,959	11,451	9,386
UK & Sub-Saharan Africa	5,703	4,889	7,833
Asia & MENAT	19,609	18,457	16,216
Pacific	2,695	2,486	2,280
Total	62,931	58,592	46,031

E.	Share Ownership

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2023—Shareholder experience” and “—Performance Share Plan (PSP) vesting”  on page 134, “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2023—PSP grants”, “—Use of discretion”  and “—Strategic alignment of pay” on page 135, “Corporate Governance—Directors’ Annual Remuneration Report-2023—Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards” on pages 143 to 145 and “Corporate Governance—Directors’ Annual Remuneration Report-2023—Directors’ shareholdings and share interests” on pages 146 to 147, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-34 to F-36 of this Form 20-F.

Directors’ Share Interests

The interests of Directors and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 25 March 2024 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Richard Solomons	84,900	*
Andy Ransom(1)	1,752,689	*
Stuart Ingall-Tombs	195,408	*
David Frear(2)	8,125	*
Sally Johnson(3)	3,527	*
Sarosh Mistry	1,850	*
John Pettigrew	55,000	*
Julie Southern(4)	9,891	*
Cathy Turner	24,736	*
Linda Yueh	1,590	*

* Less than 1%

(1)	Andy Ransom has an interest in 3,985,291 vested PSP shares from the 2015, 2016, 2017, 2018, 2019 and 2020 awards, which he has not yet exercised. These figures are not included in his beneficial interest of Rentokil Initial ordinary shares figure as at 25 March 2024 above but are included in the share award table below.
(2)	David Frear was appointed to the Board on 12 October 2022.
(3)	Sally Johnson was appointed to the Board on 1 April 2023.
(4)	As Julie Southern stepped down from the Board on 10 May 2023, this table reflects her interest at 10 May 2023.

ELT Members’ Share Interests

The table below sets out the number of Rentokil Initial ordinary shares held as at 25 March 2024 by each Executive Director. Rentokil Initial ordinary shares owned outright include those held by connected persons.

					Interest in PSP	Interest in PSP
					and DBP	and DBP
				Ordinary	awards	awards	Interest in PSP
			Value of	shares	available to	subject to	awards subject
	Shareholding	Number of	shareholding as	owned outright	exercise	holding	to performance
	requirement as	ordinary shares	at 25 Mar	as a % of	as at	period as at	conditions as at
	a % of salary	owned outright	2024(1)	salary	25 Mar 2024	25 Mar 2024	25 Mar 2024
Andy Ransom	300%	1,752,689	£8,272,692	891%	3,121,761	1,381,698	1,390,136
Stuart Ingall-Tombs	200%	195,408	£922,326	163%	—	425,236	619,952
(1)	The share price is based on the Company’s share price on 18 March 2024 of 472.0p.

The interests of ELT members and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 25 March 2024 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Gary Booker	—	*
Rachel Canham	1,571	*
Vanessa Evans	16,524	*
Mark Gillespie	—	*
Chris Hunt	13,196	*
Alain Moffroid	961,019	*
John Myers	410,234	*
Brad Paulsen(1)	—	*
Mark Purcell	9,338	*
Andrew Stone	—	*
Brian Webb	11,124	*
Phill Wood	—	*

* Less than 1%

(1)Brad Paulsen was appointed as CEO North America, and a member of the ELT,on 19 December 2023.

Total PSP and DBP Awards held by ELT Members

The table below sets out the number of PSP and DBP awards held as at 25 March 2024 by each Director.

								Ordinary
								shares
					Ordinary	Ordinary		available		Ordinary
					shares	shares	Dividend	for	Dividend	shares
		Share price			awarded	lapsed	equivalent	exercise	equivalent	exercised
		used to			during	during	ordinary	during	ordinary	during		Outstanding
		determine		Scheme interest	1 Jan 2022	1 Jan 2022	shares	1 Jan 2022	shares at	1 Jan 2022		awards	Performance
	Date of award	award		at 1 Jan 2023	to 25 Mar 2024	to 25 Mar 2024	at vest	to 25 Mar 2024	exercise	to 25 Mar 2024		at 25 Mar 2024	period end
2013 PSP(1)
Andy Ransom	30/04/2013	96.0	p	513,403	—	—	—	513,403	43,414	556,817	(5)	—	29/04/2016
Andy Ransom	01/10/2013	109.0	p	388,853	—	—	—	388,853	26,132	414,985	(5)	—	29/04/2016
2014 PSP(1)
Andy Ransom	31/03/2014	123.4	p	912,792	—	—	—	912,792	73,723	986,515	(6)	—	30/03/2017
2015 PSP(1)
Andy Ransom	31/03/2015	135.5	p	883,906	—	—	—	883,906	—	—		883,906	30/03/2018
2016 PSP(1)
Andy Ransom	12/05/2016	159.4	p	869,324	—	—	—	869,324	—	—		869,324	10/03/2019
2017 PSP(1)
Andy Ransom	31/03/2017	246.4	p	562,676	—	—	—	562,676	—	—		562,676	30/03/2020
2018 PSP
Andy Ransom	29/03/2018	271.2	p	487,350	—	—	—	487,350	—	—		487,350	28/03/2021
Andy Ransom	14/05/2018	271.2	p	121,837	—	—	—	121,837	—	—		121,837	13/05/2021
2019 PSP(2)(3)
Andy Ransom	25/03/2019	346.6	p	547,805	—	—	—	547,805	—	—		547,805	24/03/2022
2019 DBP(5)
Andy Ransom	25/03/2019	346.6	p	72,505	—	—	—	72,505	—	—		72,505	24/03/2022
2020 DBP(5)
Andy Ransom	24/03/2020	358.6	p	119,243	—	—	4,920	124,163	—	—		124,163	23/03/2023
2020 PSP(3)
Andy Ransom	08/09/2020	530.2	p	412,580	—	146,260	9,691	276,011	—	—		276,011	07/09/2023
Stuart Ingall-Tombs	08/09/2020	530.2	p	188,608	—	66,862	4,430	126,176	—	—		126,176	07/09/2023
2021 PSP(4)
Andy Ransom	23/03/2021	494.4	p	442,455	—	227,014	9,368	236,382	—	—		236,382	23/03/2024
Andy Ransom	18/05/2021	468.5	p	140,074	—	—	—	—	—	—		140,074	18/05/2024
Stuart Ingall-Tombs	23/03/2021	494.4	p	202,265	—	103,778	4,282	108,060	—	—		108,060	23/03/2024
2022 PSP
Andy Ransom	04/03/2022	497.6	p	659,415	—	—	—	—	—	—		659,415	04/03/2025
Stuart Ingall-Tombs	04/03/2022	497.6	p	331,592	—	—	—	—	—	—		331,592	04/03/2025
2022 DBP(5)
Andy Ransom	22/03/2022	507.2	p	124,211	—	—	—	—	—	—		124,211	22/03/2025
Stuart Ingall-Tombs	22/03/2022	507.2	p	70,597	—	—	—	—	—	—		70,597	22/03/2025
2023 DBP(5)
Andy Ransom	21/03/2023	561.0	p	—	114,078	—	—	—	—	—		114,078	21/03/2026
Stuart Ingall-Tombs	21/03/2023	561.0	p	—	69,617	—	—	—	—	—		69,617	21/03/2026
2023 PSP
Andy Ransom	30/03/2023	572.2	p	—	590,647	—	—	—	—	—		590,647	30/03/2026
Stuart Ingall-Tombs	30/03/2023	572.2	p	—	288,360	—	—	—	—	—		288,360	30/03/2026
2024 DBP
Andy Ransom	21/032024	471.5	p	—	83,211	—	—	—	—	—		83,211	21/03/2027
Stuart Ingall-Tombs	21/03/2024	471.5	p	—	50,786	—	—	—	—	—		50,786	21/03/2027

(1)Rentokil Initial ordinary shares held by Andy Ransom under the 2015, 2016, 2017, 2018, 2019, 2020 and 2021 PSP awards are vested but unexercised and total 3,985,291. Stuart Ingall-Tombs holds 234,236 ordinary shares under the 2020 and 2021 PSP that are vested but unexercised.

(2)PSP awards are entitled to receive dividend equivalents in the form of ordinary shares based on dividend payments between the date of grant and vesting. These are included in the total ordinary shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of ordinary shares post vesting based on dividend payments between the date of vest and the date one month before exercise. These ordinary shares are applied at exercise.

(3)The 2020 PSP award partially vested at 64.55%.

(4)The 2021 PSP award partially vested at 48.69%.

(5)The DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.

(6)Andy Ransom exercised his 2013 PSP awards on 22 March 2023. He exercised a total of 971,802 ordinary shares at an exercise price of 559.9p, giving a total value on exercise of £5,440,736, which was a gain of £4,453,858 compared to the grant price value of these awards.

(7)Andy Ransom exercised his 2014 PSP awards on 13 March 2024. He exercised a total of 986,515 ordinary shares at an exercise price of 489.1p, giving a total value on exercise of £4,824,749, which was a gain of £3,607,389 compared to the grant price value of these awards.

The table below sets out the number of PSP awards held as at 25 March 2024 by each ELT member.

		Ordinary shares	Ordinary shares
		available for	exercised	Outstanding
	Scheme interest	exercise 1 Jan 2023	1 Jan 2023 to	awards at
	at 1 Jan 2023	to 25 Mar 2024	25 Mar 2024	25 Mar 2024
Gary Booker(1)	467,370	96,869	75,828	327,862
Rachel Canham(2)	298,094	5,951	5,951	292,143
Vanessa Evans(3)	684,784	417,902	188,613	442,689
Mark Gillespie(4)	379,162	191,511	—	349,235
Chris Hunt(5)	463,280	253,705	8,113	415,168
Alain Moffroid(6)	326,431	97,022	—	203,013
John Myers(7)	516,551	127,961	127,961	303,093
Brad Paulsen(8)	—	—	—	430,000
Mark Purcell(9)	506,202	229,854	—	468,557
Andrew Stone(10)	277,131	105,203	30,559	212,377
Brian Webb(11)	301,309	115,114	—	266,111
Phill Wood(12)	859,562	478,954	202,457	597,744

(1) The expiration date of the awards outstanding on 25 March 2024 by Gary Booker are as follows: (i) 71,931 on 25 March 2029, (ii) 52,508 on 8 September 2030, (iii) 44,879 on 23 March 2031, (iv) 83,633 on 4 March 2032 and (v) 74,911 on 30 March 2033.

(2) The expiration date of the awards outstanding on 25 March 2024 by Rachel Canham are as follows: (i) 223,330 on 6 September 2032 and (ii) 68,813 on 30 March 2033.

(3) The expiration date of the awards outstanding on 25 March 2024 by Vanessa Evans are as follows: (i) 105,244 on 29 March 2028, (ii) 90,263 on 25 March 2029, (iii) 50,713 on 8 September 2030, (iv) 43,345 on 23 March 2031, (v) 80,774 on 4 March 2032 and (vi) 72,350 on 30 March 2033.

(4) The expiration date of the awards outstanding on 25 March 2024 by Mark Gillespie are as follows: (i) 74,444 on 11 March 2026, (ii) 49,143 on 31 March 2027, (iii) 45,075 on 29 March 2028, (iv) 38,658 on 25 March 2029, (v) 20,048 on 8 September 2030, (vi) 22,849 on 23 March 2031, (vii) 51,112 on 4 March 2032 and (viii) 47,906 on 30 March 2033.

(5) The expiration date of the awards outstanding on 25 March 2024 by Chris Hunt are as follows: (i) 5,283 on 31 March 2025, (ii) 75,664 on 11 March 2026, (iii) 48,975 on 31 March 2027, (iv) 16,660 on 4 September 2027, (v) 71,511 on 29 March 2028, (vi) 40,256 on 25 March 2029, (vii) 32,174 on 8 September 2030, (viii) 27,499 on 23 March 2031, (ix) 51,245 on 4 March 2032 and (x) 45,901 on March 2033.

(6) The expiration date of the awards outstanding on 25 March 2024 by Alain Moffroid are as follows: (i) 44,801 on 23 March 2031, (ii) 84,626 on 4 March 2032 and (iii) 73,586 on 30 March 2033.

(7) The expiration date of the awards outstanding on 25 March 2024 by John Myers are as follows: (i) 189,337 on 3 March 2025 and (ii) 113,756 on 30 March 2026.

(8) The expiration date of the awards outstanding on 25 March 2024 by Brad Paulsen are as follows: (i) 260,000 on 22 April 2025 and (ii) 170,000 on 20 April 2026.

(9) The expiration date of the awards outstanding on 25 March 2024 by Mark Purcell are as follows: (i) 116 on 30 July 2023, (ii) 48,808 on 31 March  2024, (iii) 72,564 on 31 March 2025, (iv) 54,918 on 11 March 2026, (v) 40,086 on 31 March 2027, (vi) 36,404 on 29 March 2028, (vii) 57,265 on 25 March 2029, (viii) 30,281 on 8 September 2030, (ix) 25,882 on 23 March 2031, (x) 48,231 on 4 March 2032 and (xi) 54,002 on 30 March 2033.

(10) The expiration date of the awards outstanding on 25 March 2024 by Andrew Stone are as follows: (i) 20,349 on 11 March 2026, (ii) 26,983 on 31 March 2027, (iii) 27,389 on 29 March 2028, (iv) 21,999 on 25 March 2029, (v) 25,909 on 8 September 2030, (vi) 46,672 on 4 March 2032 and (vii) 43,076 on 30 March 2033.

(11)The expiration date of the awards outstanding on 25 March 2024 by Brian Webb are as follows: (i) 859 on 11 March 2026, (ii) 46,976 on 31 March 2027, (iii) 43,079 on 29 March 2028, (iv) 37,222 on 25 March 2029, (v) 28,313 on 8 September 2030, (vi) 24,200 on 23 March 2031, (vii) 45,069 on 4 March 2032 and (viii) 40,393 on 30 March 2033.

(12)The expiration date of the awards outstanding on 25 March 2023 by Phill Wood are as follows: (i) 125,974 on 31 March 2027, (ii) 112,158 on 29 March 2028, (iii) 96,192 on 25 March 2029, (iv) 54,045 on 8 September 2030, (v) 46,192 on 23 March 2031, (vi) 86,080 on 4 March 2032 and (vii) 77,103 on 30 March 2033.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company revised its financial statements contained in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the SEC on 4 April 2023 (the “Original Financial Statements”), and such revised financial statements were filed as part of the Company’s Form 20-F/A on 8 February 2024 (the “Revised Financial Statements”).

As required by applicable SEC rules, the NYSE Listed Company Manual and the Company’s SEC Compensation Recoupment Policy (the “SEC Policy”), the Company’s Remuneration Committee considered whether the revision of the Original Financial Statements, which for the purposes of the SEC Policy is a “Financial Restatement”, resulted in any relevant incentive compensation exceeding the amount that would have otherwise been received by executives subject to the SEC Policy if it had been calculated based on the revision. The relevant incentive compensation was “received” for the purposes of the applicable rules and the SEC Policy in the fiscal period ending 31 December 2023, however, as the Company’s audited financial statements for the fiscal period ending 31 December 2023 had not been finalized as of the date of the Annual Report on Form 20-F/A for the year ended 31 December 2022 filed with the SEC on 8 February 2024 (the “2022 Form 20-F/A”), the Remuneration Committee determined the amount of compensation to be awarded in respect of such incentive compensation with consideration given to the Revised Financial Statements.

In addition, as explained in the explanatory note at the top of the 2022 Form 20-F/A, the revision was necessary in order to, among other things, remove references to certain non-IFRS measures from the Original Financial Statements in order to comply with relevant SEC rules, and the amendment did not modify, amend or update the reported IFRS financial statements or the non-IFRS measures upon which such incentive compensation is based. As such, incentive compensation outcomes were not affected. For these reasons, in respect of the revision, the Remuneration Committee concluded that there had not been, and will not be, any erroneously awarded compensation, and therefore no recovery of any compensation was or will be required.

The SEC Policy is included in this Form 20-F as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information (including graphs and tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 242 to 243 and “Other Information—Directors’ Report—Substantial shareholders” on page 243, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

As of 31 December 2023, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the UK Listing Authority’s Disclosure Guidance and Transparency Rules (“DTR 5”):

●	GIC Private Limited notified the Company on 3 November 2023 that its interest had increased to 75,807,848 ordinary shares (3.01% of issued share capital);
●	The Capital Group Companies, Inc. notified the Company on 27 April 2023 that its interest had increased to 128,953,806 ordinary shares (5.12% of issued share capital); and

●	The Goldman Sachs Group, Inc. notified the Company on two occasions, the latter of which was on 31 October 2023, disclosing a holding of 63,099,871 ordinary shares (2.50% of issued share capital).

As of 31 December 2022, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	Ameriprise Financial Inc. notified the Company on 18 October 2022 that its interest had decreased to 122,117,456 ordinary shares (4.87% of issued share capital);
●	BlackRock, Inc. notified the Company on three occasions, the latter of which was on 14 October 2022, disclosing a holding of 219,658,668 ordinary shares (8.73% of issued share capital);
●

Citigroup Global Markets Limited notified the Company on eight occasions, the latter of which was on 24 October 2022, disclosing a holding of 94,839,249 ordinary shares (3.76% of issued share capital);

●	FMR LLC notified the Company on five occasions, the latter of which was on 18 October 2022, disclosing a holding of 108,487,628 ordinary shares (4.32% of issued share capital); and
●	T. Rowe Price International Ltd notified the Company on 28 February 2022 that its interest had decreased to 91,554,981 ordinary shares (4.92% of issued share capital).

We did not receive any notifications pursuant to DTR 5 during the year ended 31 December 2021. No other interests or changes to major shareholdings have been disclosed to the Company in accordance with DTR 5 between 31 December 2023 and 25 March 2024.

Information provided to the Company pursuant to DTR 5 is published on a Regulatory Information Service and on our website.

As of 31 December 2023, 10,029 record holders with registered addresses in the UK held 2,518,862,937 ordinary shares which represented 99.85% of the Company’s share capital. Some of these shares are held by nominees and so these numbers may not accurately represent the number of ordinary shares beneficially owned in the UK.

B.	Related Party Transactions

The information set forth under the headings “Other Information—Directors’ Report—Related party transactions” on page 244 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B6. Investments in associated undertakings” on pages F-51 to F-52 and “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions” on page F-68, in each case of this Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 “Financial Statements”. The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Business Model—Capital allocation model and returns—Shareholder value and dividend” on page 15, “Strategic Report—Financial Review—Dividend” on page 62, “Other Information—Directors’ Report—Dividend” on page 242 and “Other Information—Additional Shareholder Information—Dividends” on page 246, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D1. Dividends” on page F-67 of this Form 20-F.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which we are currently involved, please refer to the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D3. Contingent liabilities” on page F-68 of  this Form 20-F.

B.	Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements— D5. Post balance sheet events” on page F-68 of this Form 20-F.

Since the date of the annual consolidated financial statements included in this Form 20-F, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The information (including tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 242 to 243, the information set forth in the introductory paragraph under the heading “Other Information—Additional Shareholder Information” on page 246 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 247, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

The corresponding trading symbol is “RTO” in each of our principal markets for trading in Rentokil Initial plc shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth in the introductory paragraph under the heading “Other Information—Directors’ Report—Share capital” on pages 242 to 243 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 247 in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under the heading “Other Information—Directors’ Report—Articles of association”, “—Re-election of Directors and service contracts” and “—Directors’ powers” on page 242 and “Other Information—Directors’ Report—Share capital” on pages 242 to 243, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

C.	Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the Group: (a) within the two years immediately preceding this Form 20-F which are, or may be, material to the Group, or (b) at any time which contain obligations or entitlements which is, or may be, material to the Group as at the date of this Form 20-F:

(i)Debt financing in connection with the Terminix acquisition

Overview

On 13 December 2021, Rentokil Initial plc obtained bridge facility commitments in an aggregate principal amount of $2,700 million from Barclays Bank plc. On 25 February 2022, such commitments were terminated and replaced with bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below, and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million (collectively, the “Financing Commitments”) provided by a syndicate of banks. On 25 March 2022, an amendment letter was entered into in respect of the Financing Commitments in order to conform the duration of the Financing Commitments to the end date in the Agreement and Plan of Merger entered into between, among others, Terminix and the Company in respect of the acquisition of Terminix by the Company, as amended (the “Merger Agreement”). On 25 May 2022, an amendment letter was entered into in respect of the Financing Commitments in order to permit the Termination Date of Facility A to be extended to 1 April 2024. On 27 June 2022, Rentokil Initial plc and its subsidiary, Rentokil Initial Finance B.V., issued new notes, comprising (i) senior unsecured notes due 27 June 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due 27 June 2030 in an aggregate principal amount of €600 million, and (iii) senior unsecured notes due 27 June 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme (collectively, the “New Senior Notes”). Following the issuance of the New Senior Notes, on 30 June 2022, Rentokil Initial terminated the Financing Commitments in respect of Facility A. Part of the proceeds of the New Senior Notes have been converted to U.S. dollars using hedging instruments. The proceeds of Facility B and the New Senior Notes were used to pay the merger consideration, certain costs and expenses in connection therewith, for the refinancing of indebtedness of Terminix and its subsidiaries and for general corporate purposes.

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

Facility B is (i) prepayable at the option of the Company without penalty or premium (other than customary breakage payments) upon customary terms, and (ii) required to be prepaid in certain customary circumstances, including in the case of illegality or upon change of control. Facility B does not amortise.

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

UK Taxation

The following summary contains a description of certain UK tax consequences of the acquisition, ownership and disposal of ordinary shares or ADSs in the Company. It is based on current UK tax law and the current published practice of HM Revenue and Customs (“HMRC”) (which may not be binding on HMRC) as at the date of this Form 20-F which are both subject to change at any time, possibly with retrospective effect. This summary applies to you only if:

●	you are an individual citizen or resident of the U.S. or a corporation created or organised in or under the laws of the U.S. or any of its political subdivisions (or are otherwise subject to US federal income tax on a net income basis in respect of your holding of ordinary shares or ADSs);
●	you are the beneficial owner of ordinary shares or ADSs and hold them as a capital asset and not for the purposes of a trade;
●	if you are an individual, you are not resident in the UK for UK tax purposes, and do not hold the ordinary shares or ADSs for the purposes of a trade, profession or vocation that you carry on in the UK through a branch or agency or, if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the ordinary shares or ADSs for the purposes of a trade carried on in the UK through a permanent establishment in the UK; and
●	you are not domiciled in the UK for inheritance tax purposes.

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

UK Tax Consequences of Owning and Disposing of Ordinary Shares or ADSs in the Company

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

Inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual holder who is domiciled in the United States for the purposes of the convention between the United States and the United Kingdom relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) provided that any applicable U.S. federal gift or estate tax liability is paid, except where the ordinary share or ADS is part of the business property of a UK permanent establishment or pertains to a UK fixed base of an individual who performs independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer, in general within seven years of death, and in certain other circumstances. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to U.S. federal gift or estate tax, the Convention generally provides for double taxation to be relieved by means of credit relief based on priority rules set forth in the Convention.

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

Special rules apply where ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. UK stamp duty or UK SDRT may be charged at a rate of 1.5%, with subsequent transfers within the clearance service or transfers of depositary receipts then being free from SDRT or stamp duty. Following certain EU litigation, HMRC accepted that it would no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system (or transferred into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on 31 December 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. In addition, however, on 29 June 2023, the UK Retained EU Law (Revocation and Reform) Act was enacted, which had the effect that such pre-existing EU law rights, recognised in litigation, would by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognised after 31 December 2023.

The Finance Act 2024, enacted on 22 February 2024, makes provision to ensure it continues to be the case, notwithstanding the effect of the Retained EU Law (Revocation and Reform) Act 2023, that stamp duty or SDRT of 1.5% is not payable in relation to (i) issues of shares into depositary receipt systems and clearance services, and (ii) transfers of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of new capital by the company concerned. The Finance Act 2024 also includes an additional exemption for ‘qualifying listing arrangements’ where shares are transferred (without a change in beneficial ownership) in connection with the listing of such shares on a recognised stock exchange. These measures have had effect in relation to issues and transfers of shares made on or after 1 January 2024. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% stamp duty or stamp duty reserve tax charge in any circumstance.

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

United States Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares or ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold ordinary shares or ADSs as capital assets (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary is for general information purposes only and does not address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder; it is not a substitute for tax advice. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. holder of ordinary shares or ADSs in light of such U.S. holder’s particular circumstances, nor does it address tax considerations applicable to a holder of ordinary shares or ADSs that may be subject to special rules under the U.S. federal income tax laws, including, banks or other financial institutions, insurance companies, brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts, traders in securities that elect to mark-to-market, tax-exempt entities or organisations, pension funds, “individual retirement accounts”, “Roth IRAs” or other deferred accounts, real estate investment trusts, mutual funds, regulated investment companies, partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and their partners or shareholders, governmental agencies or instrumentalities, certain former citizens or long-term residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, “personal holding companies”, persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement”, persons that received the ordinary shares or ADSs through the exercise of employee stock options or otherwise as compensation for the performance of services or through a tax-qualified retirement plan, persons that hold ordinary shares of ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction, persons that hold their ordinary shares or ADSs in connection with a permanent establishment or fixed base outside the United States or persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares and ADSs. This summary does not address U.S. federal taxes other than the income tax (such as the Medicare surtax on net investment income, the estate, gift, or alternative minimum tax), any election to apply Section 1400Z-2 of the

U.S. Internal Revenue Code of 1986, as amended (the “Code”) to gains recognised with respect to ordinary shares or ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of ordinary shares or ADSs. This discussion assumes that Rentokil Initial will not be treated as a U.S. corporation for U.S. federal income tax purposes and has not otherwise been nor will be subject to Section 7874 of the Code.

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

Our dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid to non-corporate U.S. holders that satisfy a minimum holding period (during which they are not protected from the risk of loss) and certain other requirements may qualify for the preferential tax rates applicable to qualified dividend income, provided that we are a “qualified foreign corporation” and we are not a PFIC as to the non-corporate U.S. holder in the taxable year of the dividend or the preceding taxable year. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States. A non-U.S. corporation also will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the U.S. Our ADSs are listed on the NYSE, which is an established securities market in the U.S., and we expect our ADSs to be readily tradable on the NYSE. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the U.S. in any taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

If dividends are subject to UK withholding tax, a U.S. holder may be entitled, subject to generally applicable limitations, to claim a U.S. foreign tax credit for UK withholding tax imposed at the appropriate rate. U.S. holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such taxes. The rules relating to the foreign tax credit are complex. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognise capital gain or loss on the sale, exchange, or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realised from such sale or exchange and the U.S. holder’s adjusted basis in the ordinary shares or ADSs, each amount determined in USD. A U.S. holder’s adjusted tax basis in an ordinary share or ADS generally will be equal to the USD cost of such ordinary share or ADS. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such ordinary share or ADS exceeds one year as of the date of sale or other disposition. Long-term capital gain realised by a non-corporate U.S. holder is generally eligible for preferential reduced tax rates. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations. Any such gain or loss that a U.S. holder recognises generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules with respect to certain dividends, rents, interest or royalties received from its affiliates and taking into account its proportionate share of the income and assets of its 25% or more owned subsidiaries, either: (i) at least 75% of its gross income is “passive income”, or (ii) at least 50% of the average quarterly value of its total gross assets is attributable to cash in excess of working capital requirements or assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income. While we are treated as a publicly traded company for these purposes, the value of our assets, including goodwill and other intangibles, will be based on their fair market value, which will depend on the market value of our ordinary shares and ADSs, which are subject to change.

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

If we were to be classified as a PFIC for any taxable year during which a U.S. holder owns ordinary shares or ADSs, gain recognised on a sale or other disposition (including certain pledges) of such U.S. holder’s ordinary shares or ADSs would be allocated rateably over such U.S. holder’s holding period. Amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income and the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. In addition, to the extent that distributions received by a U.S. holder on its ordinary shares or ADSs in any taxable year exceed 125% of the average of the annual distributions on such holder’s ordinary shares or ADSs received during the preceding three taxable years (or, if shorter, the U.S. holder’s holding period), such excess distributions will be subject to taxation in the same manner. Furthermore, dividends that are not excess distributions would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other non-corporate persons.

If the Company is a PFIC for any taxable year during which you own ordinary shares or ADSs, the Company will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ordinary shares or ADSs, even if the

Company ceases to meet the threshold requirements for PFIC status. Certain elections may be available that will result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. holders should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were a PFIC for any taxable year, including whether any of these elections will be available, and, if so, what the consequences of the alternative treatments will be in your particular circumstances.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares or ADSs and on the proceeds from the sale, exchange, or disposition of the ordinary shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is a corporation or other “exempt recipient”. In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at https://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information (including graphs and tabular data) set forth under the heading “Strategic Report—Risks and Uncertainties—Principal risks—Financial” on page 90 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—C1. Financial risk management” on pages F-52 and F-54 of this Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s ADSs are evidenced by American Depositary Receipts (“ADRs”). The Company’s ADR program is administered by The Bank of New York Mellon (“BNY Mellon” or the “Depositary”) as the depositary. Contact details for the Depositary are available under the heading “Other Information—Additional Shareholder Information—American Depositary Shares” on page 247 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

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

Fees and Payments Made by BNY Mellon to Us

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADR programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, the electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. Under the contractual arrangements with the Depositary, the Company has received or is due to receive approximately $6,450,000 in the year ended 31 December 2023 arising out of fees charged in respect of dividends paid during the year and the cancellation or issuance of ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Group maintains disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Our management, with the participation of our Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of 31 December 2023 due to a material weakness in our internal control over financial reporting described below.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on such assessment, our management has concluded that, at 31 December 2023, our internal control over financial reporting was not effective due to a material weakness in internal control over financial reporting described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As disclosed in our Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the SEC on 4 April 2023 and as amended by the 2022 Form 20-F/A (together, the “2022 Annual Report”), management identified a material weakness in our internal control over financial reporting relating to the failure to design and maintain effective IT general controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements. These IT deficiencies could impact the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Management has determined that this material weakness still exists as of 31 December 2023.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting as of 31 December 2023, which is included herein.

C.	Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of 31 December 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report dated 27 March 2024, which is included under the heading “Financial Statements—Report of Independent Registered Public Accounting Firm” on page F-2 of this Form 20-F.

D.	Changes in Internal Control over Financial Reporting

Remediation of previously identified material weaknesses in Internal Control over Financial Reporting

As disclosed in the 2022 Annual Report, management also identified and disclosed a material weakness in our internal control over financial reporting relating to a lack of sufficient resources with the appropriate level of technical accounting knowledge, particularly for non-routine transactions, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures in accordance with the financial reporting requirements set forth by the SEC.

Management, in consultation with the Audit Committee, took steps to remediate the material weakness by successfully implementing a plan to strengthen our internal control over financial reporting, which included: (i) adding resources with appropriate level of technical accounting knowledge responsible for the execution and oversight of accounting and reporting; (ii) designing and implementing enhancements to internal control over financial reporting, including implementation of policies and procedures to enhance segregation of duties and formalise control activities; and, (iii) engaging third parties to advise us on complex and technical areas of accounting and in strengthening the design and operating effectiveness of internal controls over financial reporting. Management has determined, through testing, that this control was designed and has operated effectively for a sufficient period of time and concluded that this material weakness has been remediated as of 31 December 2023.

Status of remediation plan

We are in the process of implementing certain remediation measures to address the remaining material weakness and to improve our internal control over financial reporting, including: (i) hiring IT personnel with an appropriate level of knowledge and technical experience to design and maintain IT general controls; (ii) refining and enforcing policies and procedures in relation to the design and operation of IT general controls; (iii) continuing to implement the IT general controls framework; and (iv) where necessary, identifying, implementing, and documenting IT general controls. We continue to evaluate the appropriate controls to design and maintain effective IT general controls supporting financial systems relevant to our financial reporting processes.

However, the material weakness will not be considered remediated until the applicable controls are designed and operate for a sufficient period of time and the Company’s management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weakness, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives.

Other than as described above, no material changes have been made that affected our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Membership and attendance” on page 118 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16B. CODE OF ETHICS

Our principal executives, including the Chief Executive Officer, the Chief Financial Officer and all other members of the ELT are subject to the Rentokil Initial Code of Conduct. In 2023, we harmonised the Rentokil Initial Code of Conduct and the Terminix Code of Conduct so that one single code of conduct applies to all colleagues. No waivers or exceptions to the Codes of Conduct were granted in 2023.

The information set forth under the headings “Strategic Report—Responsible Business—Governance Sustainability Statement” on page 82, “Corporate Governance—Corporate Governance Report—Policies and practices” on page 116 and “Corporate Governance—Audit Committee Report—Governance and compliance” on pages 122 to 123 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2023 and 2022:

	Year ended
	December 31,
	2023	2022

	(£ million)
Audit fees(1)	8	7
Audit-related fees(2)	3	2
Tax fees	—	—
All other fees(3)	—	3
Total	11	12
(1)	Audit fees consist of fees payable to the Company’s auditor for the audit of the parent company accounts, consolidated accounts, and accounts of Group subsidiaries.
(2)

Audit-related fees in 2023 consist of fees payable to the Company’s auditor relating to reporting on internal financial controls. Included in 2022 is an amount of £2m paid to the Company’s auditor in respect of the 2021 PCAOB Group audit required for the purposes of the U.S. registration.

(3)	Other fees include accounting specialist fees payable to the Company’s auditor in respect of the Terminix acquisition.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A8. Auditors’ remuneration” on page F-30 of this Form 20-F.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than 5% of the total amount of fees paid by us to our principal accountants, if such engagements were not recognised by us at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2023, no fees paid by us to our principal accountant for non-audit services in each category were subject to such a waiver.

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

At the 2023 Annual General Meeting, the Company’s shareholders authorised the Company to repurchase up to 252,000,000 of its own shares and such authority will be valid until the 2024 Annual General Meeting. No purchases of its shares were made by the Company during the year ended 31 December 2023. Authority to make repurchases of the Company’s own shares is normally renewed annually and approval will be sought from shareholders at the 2024 Annual General Meeting to renew such authority for a further year.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the premium segment of the Official List of the FCA and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2018 edition of the UK Code came into effect for reporting periods beginning on or after 1 January 2019 and was effective to the Company for the year ended 31 December 2023. The Companies Act 2006 (the “UK Act”) and the Listing Rules of the UK FCA (the “FCA Rules”) impose certain requirements that also influence our corporate governance practices. Furthermore, as a result of the listing of the Company’s ADSs on the NYSE and the Company’s registration under the Exchange Act, we follow the applicable U.S. federal securities laws and regulations, as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer.

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

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Sally Johnson, Chair of the Audit Committee, possesses such expertise and also possesses the financial and audit committee experiences set forth in both the UK Code and SEC rules. Sally Johnson has also been designated as an audit committee financial expert as defined in Item 16.A of Form 20-F. The Board has also determined that each member of the Audit Committee meets the financial literacy requirements applicable under NYSE listing standards.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board has adopted a Group wide dealing policy governing the purchase, sale, and other dispositions of the Company’s securities by Directors, senior management and employees of the Company and its subsidiaries, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards (the “Group Wide Dealing Policy”). In addition, Directors and certain employees of the Company and its subsidiaries are bound by a dealing code that governs the treatment of inside information and material non-public information (the “Dealing Code”).

The Company’s Group Wide Dealing Policy and Dealing Code are included in this Form 20-F as Exhibits 11.1 and 11.2, respectively.

The information set forth under the heading “Corporate Governance—Corporate Governance Report—Policies and practices” on page 116 of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16K. CYBER SECURITY

The information set forth under the headings “Strategic Report—Responsible Business—Digital services—Digital security” on page 71, “Strategic Report—Risks and Uncertainties—Failure to ensure business continuity in a case of material incident” on page 91, “Corporate Governance—Corporate Governance Report—Cyber security” on page 116 and “Corporate Governance—Audit Committee Report—Risk management and internal control—Risk and internal controls” on pages 123 to 124, in each case of the Annual Report 2023 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under Item 3 “Key Information—Risk Factors—Cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers, could expose us to liability, limit our ability to effectively monitor, operate and control operations and adversely impact our business, reputation, results of operations, financial condition and/or prospects” as well as “—Extraordinary events may significantly impact our business if we are unable to ensure business continuity due to a material incident”.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Please refer to the information (including tabular data) set forth under the heading “Consolidated Financial Statements” on pages F-1 to F-83 of this Form 20-F.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

ITEM 19. EXHIBITS(1)

1.1	Rentokil Initial plc Articles of Association.
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

2.2	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.
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

8.1	Refer to “Related Undertakings” on pages F-69 to F-83 of this Form 20-F for more information on our subsidiaries and other associated undertakings.
11.1	Rentokil Initial plc Group Wide Dealing Policy dated January 2024.
11.2	Rentokil Initial plc Dealing Code dated November 2023.
12.1	Certification of Andy Ransom filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Stuart Ingall-Tombs filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Andy Ransom and Stuart Ingall-Tombs furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report 2023.(2)
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
97.1	Rentokil Initial plc SEC Compensation Recoupment Policy dated 27 September 2023.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
104.Cover	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)
(1)

Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)

Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2023 is not deemed to be filed as part of this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	Chief Financial Officer

San Francisco, United States

27 March 2024

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rentokil Initial plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Rentokil Initial plc and its subsidiaries (the “Group”) as of 31 December 2023 and 2022, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group's internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board , and (ii) UK-adopted International Accounting Standards. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the failure to design and maintain effective IT general controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of goodwill

As described in the material accounting policies and Note B2 to the consolidated financial statements, the Group recorded £5,016 million of goodwill at 31 December 2023. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell. Management’s value-in-use model uses the following assumptions about the future:  revenue growth rate, operating profit margin, discount rate and long-term growth rates (LTGR). The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated LTGR.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are: (i) the judgements by management when developing the recoverable amount of the CGUs; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures and evaluating management’s assumptions related to revenue growth rate, operating profit margin, discount rate and LTGR ; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the recoverable amount of the CGUs; (ii) evaluating the appropriateness of the recoverable amount calculation; (iii) testing the completeness and accuracy of underlying data used in the calculation; and (iv) evaluating the reasonableness of the assumptions used by management relating to revenue growth rate, operating profit margin, discount rate and LTGR. Evaluating management’s assumptions involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s recoverable amount calculation and the LTGR and discount rate assumptions.

Valuation of termite damage claims provision

As described in the material accounting policies and Note A6 to the consolidated financial statements, the Group holds provisions for termite damage claims covered by contractual warranties. With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The cash outflow arises when a termite infestation occurs, resulting in damage to a property under a termite contract, that is subsequently remediated by the Group. Termite damage claims provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates.  The provision amounted to £260m at 31 December 2023.

The principal considerations for our determination that performing procedures relating to the valuation of termite damage claims provision is a critical audit matter are: (i) significant judgement by management in valuing the provision; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures to evaluate management’s significant assumptions related to the volume and value of future claims, customer churn rates and discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for valuing the provision; (ii) evaluating the appropriateness of the valuation methodology; (iii) testing the completeness and accuracy of data used by management; and (iv) evaluating the reasonableness of significant assumptions related to the volume and value of future claims, customer churn rates and discount rates. Evaluating management’s assumptions related to the volume and value of future claims and customer churn rates involved evaluating whether the assumptions were reasonable considering (i) the historical trend; (ii) consistency with third party data; (iii) consistency of assumptions used in the current year versus the prior year; and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology used and evaluating the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

27 March 2024

We have served as the Group’s auditor since 2021.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

		2023		2022		2021
	Notes	£m		£m		£m
Revenue	A1	5,375		3,714		2,957
Operating expenses	A7	(4,711)		(3,373)		(2,610)
Net impairment losses on financial assets		(39)		(24)		—
Operating profit	A1	625		317		347
Finance income	C9	48		49		4
Finance cost	C8	(189)		(79)		(34)
Share of profit from associates net of tax	B6	9		9		8
Profit before income tax		493		296		325
Income tax expense[1]	A12	(112)		(64)		(62)
Profit for the year		381		232		263
Profit for the year attributable to:
Equity holders of the Company		381		232		263
Non-controlling interests		—		—		—
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability	A10	—		2		1

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(352)		(232)		(18)
Net gain/(loss) on net investment hedge		109		(68)		15
Cost of hedging		9		(2)		(1)
Effective portion of changes in fair value of cash flow hedge		3		(6)		13
Tax related to items taken to other comprehensive income	A14	6		11		2
Other comprehensive income for the year		(225)		(295)		12
Total comprehensive income for the year		156		(63)		275
Total comprehensive income for the year attributable to:
Equity holders of the Company		156		(63)		275
Non-controlling interests		—		—		—

Earnings per share attributable to the Company’s equity holders:
Basic	A2	15.14	p	11.57	p	14.16	p
Diluted	A2	15.07	p	11.51	p	14.10	p

All profit is from continuing operations.

1.Taxation includes £106m (2022: £58m; 2021: £50m) in respect of overseas taxation.

Consolidated Balance Sheet

At 31 December

			Retrospectively
			adjusted
		2023	2022[1]
	Notes	£m	£m
Assets
Non-current assets
Intangible assets[1]	B2	7,042	7,303
Property, plant and equipment	B3	499	495
Right-of-use assets[1]	B4	452	449
Investments in associated undertakings[1]	B6	44	63
Other investments	C4	21	23
Deferred tax assets	A14	43	43
Contract costs[1]	A1	224	215
Retirement benefit assets	A10	3	3
Trade and other receivables	A3	45	90
Derivative financial instruments	C6	57	21
		8,430	8,705
Current assets
Other investments	C4	1	1
Inventories	A4	207	200
Trade and other receivables[1]	A3	880	830
Current tax assets		33	36
Derivative financial instruments	C6	14	—
Cash and cash equivalents	C3	1,562	2,170
		2,697	3,237
Liabilities
Current liabilities
Trade and other payables[1]	A5	(1,144)	(1,166)
Current tax liabilities		(48)	(60)
Provisions for liabilities and charges	A6	(94)	(133)
Bank and other short-term borrowings[1]	C2	(1,134)	(1,345)
Lease liabilities	B4	(127)	(135)
Derivative financial instruments	C6	(32)	—
		(2,579)	(2,839)
Net current assets		118	398
Non-current liabilities
Other payables[1]	A5	(71)	(90)
Bank and other long-term borrowings	C2	(3,153)	(3,574)
Lease liabilities[1]	B4	(318)	(325)
Deferred tax liabilities[1]	A14	(517)	(513)
Retirement benefit obligations	A10	(28)	(30)
Provisions for liabilities and charges[1]	A6	(357)	(381)
Derivative financial instruments	C6	(16)	(92)
		(4,460)	(5,005)
Net assets		4,088	4,098
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	D2	25	25
Share premium		14	9
Other reserves		532	763
Retained earnings		3,518	3,302
		4,089	4,099
Non-controlling interests		(1)	(1)
Total equity		4,088	4,098
1.

Goodwill, right-of-use assets, investments in associated undertakings, contract costs, accrued income, accruals, loans, long-term liabilities, lease liabilities, deferred tax liabilities, and provisions have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The Financial Statements on pages F-5 to F-83 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Stuart Ingall-Tombs on 7 March 2024.

Andy Ransom	Stuart Ingall-Tombs
Chief Executive	Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December

		Attributable to equity holders of the Company				Non-
		Share	Share	Other	Retained	controlling	Total
		capital	premium	reserves	earnings	interests	equity
	Notes	£m	£m	£m	£m	£m	£m
At 1 January 2021		18	7	(1,926)	3,031	1	1,131
Profit for the year		—	—	—	263	—	263
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(18)	—	—	(18)
Net gain on net investment hedge		—	—	15	—	—	15
Net gain on cash flow hedge[1]		—	—	13	—	—	13
Cost of hedging		—	—	(1)	—	—	(1)
Remeasurement of net defined benefit liability		—	—	—	1	—	1
Transfer between reserves		—	—	(10)	10	—	—
Tax related to items taken directly to other comprehensive income		—	—	—	2	—	2
Total comprehensive income for the year		—	—	(1)	276	—	275
Transactions with owners:
Shares issued in the year		1	—	—	(1)	—	—
Acquisition of non-controlling interests		—	—	—	(8)	(2)	(10)
Dividends paid to equity shareholders	D1	—	—	—	(139)	—	(139)
Cost of equity-settled share-based payment plans		—	—	—	10	—	10
Tax related to items taken directly to equity		—	—	—	5	—	5
Movement in the carrying value of put options		—	—	—	(8)	—	(8)
At 31 December 2021		19	7	(1,927)	3,166	(1)	1,264
Profit for the year		—	—	—	232	—	232
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(232)	—	—	(232)
Net loss on net investment hedge		—	—	(68)	—	—	(68)
Net loss on cash flow hedge[1]		—	—	(6)	—	—	(6)
Cost of hedging		—	—	(2)	—	—	(2)
Remeasurement of net defined benefit liability		—	—	—	2	—	2
Tax related to items taken directly to other comprehensive income		—	—	—	11	—	11
Total comprehensive income for the year		—	—	(308)	245	—	(63)
Transactions with owners:
Shares issued in the year		6	—	—	—	—	6
Merger relief on acquisition of Terminix Global Holdings, Inc.		—	—	3,014	—	—	3,014
Gain on stock options		—	2	—	—	—	2
Cost of issuing new shares		—	—	(16)	—	—	(16)
Dividends paid to equity shareholders	D1	—	—	—	(122)	—	(122)
Cost of equity-settled share-based payment plans		—	—	—	18	—	18
Tax related to items taken directly to equity		—	—	—	(2)	—	(2)
Movement in the carrying value of put options		—	—	—	(3)	—	(3)
At 31 December 2022		25	9	763	3,302	(1)	4,098
Adjustment on initial application of IFRS 17		—	—	—	(1)	—	(1)
Adjusted balance as at 1 January 2023		25	9	763	3,301	(1)	4,097
Profit for the year		—	—	—	381	—	381
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(352)	—	—	(352)
Net gain on net investment hedge		—	—	109	—	—	109
Net gain on cash flow hedge[1]		—	—	3	—	—	3
Cost of hedging		—	—	9	—	—	9
Tax related to items taken directly to other comprehensive income		—	—	—	6	—	6
Total comprehensive income for the year		—	—	(231)	387	—	156
Transactions with owners:
Gain on stock options		—	5	—	—	—	5
Dividends paid to equity shareholders	D1	—	—	—	(201)	—	(201)
Cost of equity-settled share-based payment plans		—	—	—	27	—	27
Movement in the carrying value of put options		—	—	—	4	—	4
At 31 December 2023		25	14	532	3,518	(1)	4,088
1.

£3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

Shares of £nil (2022: £nil; 2021: £nil) have been netted against retained earnings. This represents 13.0m (2022: 19.6m; 2021: 9.4m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2023 was £57m (2022: £100m; 2021: £55m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity

For the year ended 31 December continued

Analysis of other reserves

	Capital	Merger		Cash flow
	reduction	relief	Legal	hedge	Translation	Cost of
	reserve	reserve	reserve	reserve	reserve	hedging	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	(1,723)	—	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	—	—	—	—	(18)	—	(18)
Net gain on net investment hedge	—	—	—	—	15	—	15
Net gain on cash flow hedge[1]	—	—	—	13	—	—	13
Transfer between reserves	—	—	(10)	—	—	—	(10)
Cost of hedging	—	—	—	—	—	(1)	(1)
Total other comprehensive income for the year	—	—	(10)	13	(3)	(1)	(1)
At 31 December 2021	(1,723)	—	—	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	—	—	—	—	(232)	—	(232)
Net loss on net investment hedge	—	—	—	—	(68)	—	(68)
Net loss on cash flow hedge[1]	—	—	—	(6)	—	—	(6)
Cost of hedging	—	—	—	—	—	(2)	(2)
Total other comprehensive income for the year	—	—	—	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	—	3,014	—	—	—	—	3,014
Cost of issuing new shares	—	(16)	—	—	—	—	(16)
At 31 December 2022	(1,723)	2,998	—	3	(511)	(4)	763
Net exchange adjustments offset in reserves	—	—	—	—	(352)	—	(352)
Net loss on net investment hedge	—	—	—	—	109	—	109
Net gain on cash flow hedge[1]	—	—	—	3	—	—	3
Cost of hedging	—	—	—	—	—	9	9
Total other comprehensive income for the year	—	—	—	3	(243)	9	(231)
At 31 December 2023	(1,723)	2,998	—	6	(754)	5	532
1.

£3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. Accordingly, the balance of £10m was transferred back to the retained earnings reserve.

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

Consolidated Cash Flow Statement

For the year ended 31 December

		2023	2022	2021
	Notes	£m	£m	£m
Cash flows from operating activities[1]
Operating profit		625	317	347
Adjustments for:
– Depreciation and impairment of property, plant and equipment		154	148	128
– Depreciation and impairment of leased assets		120	106	78
– Amortisation and impairment of intangible assets (excluding computer software)		175	118	74
– Amortisation and impairment of computer software		26	22	17
– Other non-cash items		26	8	6
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(15)	(4)	(3)
– Contract costs		(19)	(10)	(5)
– Trade and other receivables		(29)	5	59
– Trade and other payables and provisions		(60)	6	(32)
Interest received		25	13	5
Interest paid[2]		(191)	(52)	(42)
Income tax paid	A13	(100)	(77)	(69)
Net cash flows from operating activities		737	600	563
Cash flows from investing activities
Purchase of property, plant and equipment		(167)	(153)	(128)
Purchase of intangible assets		(44)	(37)	(32)
Proceeds from sale of property, plant and equipment		14	5	7
Acquisition of companies and businesses, net of cash acquired	B1	(242)	(1,018)	(463)
Disposal of companies and businesses		—	1	—
Disposal of investment in associate	B6	19	—	—
Dividends received from associates	B6	4	4	4
Net change to cash flow from investment in term deposits		—	1	171
Net cash flows from investing activities		(416)	(1,197)	(441)
Cash flows from financing activities
Dividends paid to equity shareholders	D1	(201)	(122)	(139)
Acquisition of shares from non-controlling interest		—	—	(9)
Capital element of lease payments		(157)	(104)	(88)
Cost of issuing new shares		—	(16)	—
Cash (outflow)/inflow on settlement of debt-related foreign exchange forward contracts		(3)	26	(19)
Proceeds from new debt		—	2,383	5
Debt repayments		—	(844)	(167)
Net cash flows from financing activities		(361)	1,323	(417)
Net (decrease)/increase in cash and cash equivalents		(40)	726	(295)
Cash and cash equivalents at beginning of year		879	242	551
Exchange losses on cash and cash equivalents		(7)	(89)	(14)
Cash and cash equivalents at end of the financial year	C3	832	879	242
1.

Cash flows from operating activities has been revised in 2023 to show a reconciliation from operating profit to net cash flows from operating activities – part of this reconciliation was previously shown in a separate table in the notes to the financial statements.

2.	Interest paid includes the interest element of lease payments of £25m (2022: £10m; 2021: £6m).

Notes to the Consolidated Financial Statements

Material accounting policies

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

Climate change

The Group has engaged in a detailed review of expected climate change impacts on the business and its assets and liabilities, to establish any adjustments required and what disclosure is necessary in the Consolidated Financial Statements for 2023 under a 1.5-2.0°C pathway.

This process has been completed to ensure material accuracy of the financial reporting, and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items and each element of the Group target to reach net zero by 2040, to identify if any of these items is expected to be materially impacted in a negative or positive way by weather, legislative, societal, or revenue/cost changes. The conclusions of this process have been reviewed and agreed by the Audit Committee and Board on 27 February 2024.

Overall the conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations significantly reduces the risk profile of the Group to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present. Societal and legislative impacts are not felt to have a material impact on any one segment such that we need to break out reporting in a different way to previous years. Judgements are not felt to be significant, though clearly understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the incremental processes undertaken to give extra comfort on the valuations. Management review has concluded that this is the only area that has judgement and potential for material impact, though we conclude that none are necessary, and that no further disclosures are needed beyond this note.

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Consolidated Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include i) a revenue decline of 20% against base budget for six months; ii) a 20% revenue decline for 12 months; and iii) a one-off loss in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Starting with approximately £1.6bn of headroom at December 2023, none of the scenarios required additional external funding above and beyond existing committed facilities, and in the most severe downside scenario, a combination of a 20% revenue decline for 12 months and a one - off loss in the form of a cash loss of £200m, the minimum headroom modelled was c.£1bn before the inclusion of mitigating actions, such as cost savings, adjusting the level of M&A activity, and/or dividends paid, which are all within the Group’s control and were used during the COVID-19 pandemic.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Consolidated Financial Statements on a going concern basis.

Notes to the Consolidated Financial Statements

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

Associates are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

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

Notes to the Consolidated Financial Statements

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

(d)Financial reporting in hyperinflationary economies

During 2023, Ghana, a country in which the Group has operated for many years, was designated as hyperinflationary. The Group also has operations in Argentina, Lebanon, and Turkey, which remain hyperinflationary in 2023.

The IAS 29 rules are applied as follows:

(i)	adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii)	adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii)	adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2023	Index at 31 December 2023
Argentina	1,134.59	3,533.19
Ghana	162.80	200.50
Lebanon	2,045.46	5,978.13
Turkey	1,128.45	1,859.38

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions.

Notes to the Consolidated Financial Statements

continued

Financial assets

The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

(a)Amortised cost

Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as fair value through profit and loss), and other investments.

(b)Fair value through other comprehensive income

These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.

(c)Fair value through profit or loss

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

Financial liabilities held at amortised cost include trade payables, deferred consideration, and borrowings.

Sources of estimation uncertainty and significant accounting judgements

The use of estimates, assumptions and judgements in the application of the Group’s accounting policies is explained below, with major sources of estimation uncertainty and significant judgements separately identified.

Assumptions and estimation uncertainties

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the Consolidated Financial Statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the relevant notes for further detail):

Notes to the Consolidated Financial Statements

continued

(a) Termite damage claim provisions

With the acquisition of Terminix in October 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The cash outflow arises when a termite infestation occurs, resulting in damage to a property under a termite contract, that is subsequently remediated by the Group. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate, and discount rates. Starting from the acquisition date, an additional provision is recognised for all new termite customers upon commencement of their contract, based on the estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions are also likely to change. Sensitivity analysis is provided in Note A6.

Significant accounting judgements

Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Consolidated Financial Statements are discussed below:

(a) Useful economic life of brands

The Terminix US brand, acquired in October 2022, has been assessed as having an indefinite useful life. Prior to this acquisition all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and therefore if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. At acquisition, the Terminix brand was valued at £1,292m, which based on a typical 15-year life would result in an annual amortisation charge of £86m.

Other accounting estimates

The Consolidated Financial Statements include other areas of accounting estimates that do not meet the definition of significant accounting estimates or accounting judgements under IAS 1. The recognition and measurement of certain material assets and liabilities are based on assumptions and/or are subject to longer-term uncertainties as follows:

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

Notes to the Consolidated Financial Statements

continued

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

(c) Provisions for uncertain tax positions

The Group holds significant provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group’s current tax liabilities reflect management’s best estimate of the future amounts of corporation tax that will be settled. However the actual outcome could be significantly different to the estimate made, as the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time - barred. Note A13 discusses in detail why the provisions are taken and explains the estimation uncertainty.

Standards, amendments and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2022.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2023:

●	introduction of IFRS 17 Insurance contracts (for non-issuers);
●	amendments to IAS 8 Definition of accounting estimates;
●	amendments to IAS 1 Disclosure of accounting policies; and
●	amendments to IAS 12 Deferred tax.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2022.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Retrospective adjustments to prior year comparatives

In accordance with the requirements of IFRS 3 Business Combinations, 2022 comparative information has been retrospectively adjusted to show the effect of measurement period adjustments arising on the Terminix acquisition during 2023. Further details can be found in note B1 on page F-40.

Notes to the Consolidated Financial Statements

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

Disaggregation of revenue into region, category and major type of revenue stream is shown below under segment reporting.

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

Notes to the Consolidated Financial Statements

continued

●	Hygiene & Wellbeing: the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables, and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. Also included are contracts relating to interior landscaping, specifically the supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract, any assets on the customer’s site are recovered.
●	France Workwear: the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Revenue recognised at a point in time — job work

These services are short-term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation, with revenue recognised at the point of completion of the work.

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

Revenue recognised at a point in time — sale of goods

Sale of products and consumables relates mainly to the pest distribution businesses, which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing business there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.

The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. Those contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.

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

Notes to the Consolidated Financial Statements

continued

The contract costs recognised in the balance sheet at the period end amounted to £224m (2022 retrospectively adjusted: £215m; 2021: £75m). The amount of amortisation recognised in the period was £121m (2022: £39m; 2021: £30m) and impairment losses were £nil (2022: £nil; 2021: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract assets and accrued income

Contract assets relate to the Group’s right to consideration for performance obligations satisfied, but where further performance obligations need to be satisfied before the customer can be invoiced. Accrued income is recognised where all performance obligations have been satisfied but the customer has yet to be invoiced. A receivable is recognised when all rights to consideration become unconditional, which usually occurs when the Group issues an invoice to the customer. All opening balances have been invoiced during the year.

Contract liabilities

Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments on page F-16. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group’s segment reporting. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Notes to the Consolidated Financial Statements

continued

Revenue and Profit

				Operating	Operating	Operating
	Revenue	Revenue[1]	Revenue[1]	profit	profit[1]	profit[1]
	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m
North America[2]
Pest Control	3,201	1,746	1,149	599	297	187
Hygiene & Wellbeing	105	103	142	18	18	29
	3,306	1,849	1,291	617	315	216
Europe (incl. LATAM)
Pest Control	516	427	350	124	103	92
Hygiene & Wellbeing	344	322	316	52	53	54
France Workwear	221	192	166	39	31	17
	1,081	941	832	215	187	163
UK & Sub-Saharan Africa
Pest Control[1]	195	182	171	51	47	45
Hygiene & Wellbeing	195	183	183	43	48	49
	390	365	354	94	95	94
Asia & MENAT
Pest Control	250	231	187	34	34	25
Hygiene & Wellbeing	89	90	84	11	11	11
	339	321	271	45	45	36
Pacific
Pest Control	124	104	90	22	16	14
Hygiene & Wellbeing	125	123	107	33	32	25
	249	227	197	55	48	39
Central and regional overheads[1]	10	11	12	(121)	(107)	(96)
Restructuring costs	—	—	—	(7)	(12)	(10)
Revenue and Adjusted Operating Profit	5,375	3,714	2,957	898	571	442
One-off and adjusting items				(98)	(136)	(21)
Amortisation and impairment of intangible assets[3]				(175)	(118)	(74)
Operating Profit				625	317	347
1.	Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region. During 2023, internal management reporting structures changed and revenue and profit have been represented for 2022 and 2021 under the new structure. As a result of this change, revenue of £5m and operating profit of £1m was moved from UK & Sub-Saharan Africa – Pest Control to central and regional overheads for each year.
2.	During 2023 there were impairment losses recognised in North America related to ROU assets of £nil (2022: £17m; 2021: £nil) and related to property, plant and equipment of £nil (2022: £8m; 2021: £nil).
3.	Excluding computer software which is included in our segment operating profit measure.

Notes to the Consolidated Financial Statements

continued

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

				Operating	Operating	Operating
	Revenue	Revenue[1]	Revenue[1]	profit	profit[1]	profit[1]
	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m
Pest Control[1]	4,286	2,690	1,947	830	497	363
Hygiene & Wellbeing	858	821	832	157	162	168
France Workwear	221	192	166	39	31	17
Total business segments	5,365	3,703	2,945	1,026	690	548
Central and regional overheads[1]	10	11	12	(121)	(107)	(96)
Restructuring costs	—	—	—	(7)	(12)	(10)
Revenue and Adjusted Operating Profit	5,375	3,714	2,957	898	571	442
One-off and adjusting items				(98)	(136)	(21)
Amortisation and impairment of intangible assets[2]				(175)	(118)	(74)
Operating Profit				625	317	347
1.	Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region. During 2023, internal management reporting structures changed and revenue and profit have been represented for 2022 and 2021 under the new structure. As a result of this change, revenue of £5m and operating profit of £1m was moved from UK & Sub-Saharan Africa – Pest Control to central and regional overheads for each year.
2.	Excluding computer software which is included in our segment operating profit measure.

Revenue from external customers attributed to the UK amounted to £322m (2022: £296m; 2021: £292m), with overseas countries accounting for the balance of £5,053m (2022: £3,418m; 2021: £2,665m). In 2023 the only country accounting for more than 10% of revenue from external customers was the US, totalling £3,220m (2022: £1,786m; 2021: £1,240m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to, or reviewed by, our chief operating decision-maker.

Notes to the Consolidated Financial Statements

continued

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia, India, and Spain (being the largest countries outside the UK), and for all other countries are:

		Non-current		Non-current		Non-current
	Revenue	assets[1]	Revenue	assets[1]	Revenue	assets[1]
	2023	2023	2022	2022	2021	2021
	£m	£m	£m	£m	£m	£m
UK	322	241	296	192	292	180
USA	3,220	6,734	1,786	7,045	1,240	1,768
France	380	282	338	268	306	234
Australia	181	165	166	132	149	120
India	59	80	58	83	54	81
Spain	72	77	56	76	46	42
Other countries	1,141	683	1,014	688	870	454
Total	5,375	8,262	3,714	8,484	2,957	2,879
1.	Non-current assets include intangible assets, property, plant and equipment, right-of-use assets, contract cost assets, and non-current other receivables.
2.	Non-current assets have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition amounting to £12m (see Note B1).

Analysis of revenue by type

	Revenue	Revenue	Revenue
	2023	2022	2021
	£m	£m	£m
Recognised over time
Contract service revenue	3,838	2,610	2,009
Recognised at a point in time
Job work	1,104	724	641
Sales of goods	433	380	307
Total	5,375	3,714	2,957

Other segment items included in the consolidated income statement are as follows:

	Amortisation and	Amortisation and	Amortisation and
	impairment of	impairment of	impairment of
	intangibles[1]	intangibles[1]	intangibles[1]
	2023	2022	2021
	£m	£m	£m
North America	118	59	34
Europe (incl. LATAM)	24	29	14
UK & Sub-Saharan Africa	8	—	9
Asia & MENAT	11	20	7
Pacific	6	4	4
Central and regional	8	6	6
Total	175	118	74
Tax effect	(44)	(25)	(18)
Total after tax effect	131	93	56
1.	Excluding computer software.

Notes to the Consolidated Financial Statements

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

For the calculation of diluted earnings per share, 18,422 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2023 (31 December 2022: 1,290,294; 31 December 2021: nil).

Details of the calculation of earnings per share are set out below:

	2023		2022		2021
	£m		£m		£m
Profit attributable to equity holders of the Company	381		232		263

Weighted average number of ordinary shares in issue (million)	2,516		2,002		1,858
Adjustment for potentially dilutive shares (million)	11		12		8
Weighted average number of ordinary shares for diluted earnings per share (million)	2,527		2,014		1,866

Basic earnings per share	15.14	p	11.57	p	14.16	p
Diluted earnings per share	15.07	p	11.51	p	14.10	p

A3. Trade and other receivables

The Group’s trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.

Expected credit loss (ECL) calculations are performed and are used to calculate the provision for impairment of trade receivables. ECL calculations are a probability - weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change, and product or service provided.

Loss allowances are also calculated on other financial assets, although the amounts are generally not significant and the asset is recognised net of the allowance.

Notes to the Consolidated Financial Statements

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

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Trade receivables	692	692
Less: provision for impairment of trade receivables	(70)	(70)
Trade receivables – net	622	622
Other receivables[2]	113	110
Prepayments	68	79
Accrued income[1]	118	109
Contract assets	4	—
Total	925	920

Analysed as follows:
Non-current	45	90
Current	880	830
Total	925	920
1.

Accrued income has been retrospectively adjusted in 2022 by a decrease of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

2.	Other receivables are stated net of loss allowance of £nil (2022: £nil).

All of the Group’s provision for impairment relates to trade receivables. Analysis of the Group’s provision for impairment of trade receivables is as follows:

	2023	2022
	£m	£m
At 1 January	70	50
Exchange differences	(4)	—
Additional provision	48	30
Receivables written off as uncollectable	(38)	(27)
Unused amounts reversed	(8)	(5)
Acquisition of companies and businesses	2	22
At 31 December	70	70

Notes to the Consolidated Financial Statements

continued

The ageing of trade receivables and provision for impairment is as follows:

	Trade	Provision for	Trade	Provision for
	receivables	impairment	receivables	impairment
	2023	2023	2022	2022
	£m	£m	£m	£m
Not due	286	(3)	290	(4)
Overdue by less than 1 month	158	(3)	155	(4)
Overdue by between 1 and 3 months	111	(5)	117	(6)
Overdue by between 3 and 6 months	56	(9)	55	(8)
Overdue by between 6 and 12 months	36	(15)	38	(18)
Overdue by more than 12 months	45	(35)	37	(30)
At 31 December	692	(70)	692	(70)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2023	2022
	£m	£m
Pound sterling	51	48
Euro	161	159
US dollar	291	301
Other currencies	189	184
Carrying value	692	692

Fair value is considered to be equal to carrying value for all trade and other receivables.

A4. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs, and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.

	2023	2022
	£m	£m
Raw materials	15	15
Work in progress	3	2
Finished goods	189	183
	207	200

An inventory impairment charge of £3m was recognised in 2023 (2022: £3m). Inventory recognised as an expense during the period was £385m (2022: £280m).Reversals of inventory write-downs during the period were £nil (2022: £nil).

Notes to the Consolidated Financial Statements

continued

A5. Trade and other payables

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Trade payables	357	351
Social security and other taxes	95	88
Other payables[1]	94	126
Accruals[1]	322	341
Contract liabilities[2]	254	259
Deferred consideration	17	21
Contingent consideration[3]	76	70
Total[1]	1,215	1,256

Analysed as follows:
Other payables[1]	31	51
Deferred consideration	—	1
Contingent consideration[3]	40	38
Total non-current portion[1]	71	90
Current portion[1]	1,144	1,166
Total[1]	1,215	1,256
1.

Accruals and non-current other payables have been retrospectively adjusted in 2022 by an increase of £4m and £9m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

2.

Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories our customers are invoiced in advance or simultaneously with performance obligations being satisfied.

3.	Contingent consideration includes put option liability of £32m (2022: £45m).

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

Put options are held following the acquisition of PCI in 2017, where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity. During the year, the seller exercised the first put option, selling 8% of the share capital of the company to the Group, making the Group’s total shareholding in PCI 65%.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

Notes to the Consolidated Financial Statements

continued

The currency split of trade and other payables is as follows:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Pound sterling	164	174
Euro	238	241
US dollar[1]	542	576
Other currencies	271	264
Carrying value[1]	1,215	1,256
1.

Accruals and non-current other payables have been retrospectively adjusted in 2022 by an increase of £4m and £9m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The ageing of trade payables is as follows:

	2023	2022
	£m	£m
Less than one year	357	351
Between one and five years	—	—
More than five years	—	—
Total	357	351

Maturity analysis for lease liabilities is included in Note B4, and other financial liabilities in Note C6.

Notes to the Consolidated Financial Statements

continued

A6. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 3.88% - 5.25% (2022: 3.5%-5.875%).

	Termite
	damage	Self-
	claims[1]	insurance	Environmental[1]	Other	Total[1]
	£m	£m	£m	£m	£m
At 1 January 2022	—	37	11	13	61
Exchange differences[1]	(29)	(7)	—	—	(36)
Additional provisions	3	30	—	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	—	(6)	—	(2)	(8)
Acquisition of companies and businesses[1]	354	136	7	1	498
Unwinding of discount on provisions	3	1	—	—	4
At 31 December 2022[1] (retrospectively adjusted)	321	165	16	12	514

At 1 January 2023	321	165	16	12	514
Exchange differences	(14)	(8)	(1)	1	(22)
Additional provisions	15	56	3	7	81
Used during the year	(73)	(44)	(2)	(7)	(126)
Unused amounts reversed	—	(8)	—	(3)	(11)
Acquisition of companies and businesses	—	—	—	1	1
Unwinding of discount on provisions	11	3	—	—	14
At 31 December 2023	260	164	16	11	451

		Retrospectively
		adjusted
	Total	2022
	2023	Total[1]
	£m	£m
Analysed as follows:
Non-current	357	381
Current	94	133
Total	451	514
1.	Termite damage claim provisions and environmental provisions have been retrospectively adjusted in 2022 by an increase of £18m and £4m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Notes to the Consolidated Financial Statements

continued

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●	Discount rate – The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven - year US bond risk-free rate. During 2023, interest rates (and therefore discount rates) have moved up and are at their highest level in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (would decrease/increase the provision by £3m (2022:£3m). Over the 12 months to 31 December 2023, seven-year risk-free rate yields have decreased c. 4% from 4.03% to 3.88%.
●	Claim value – Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between three months and one year, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by c.£15m (2022: £14m). Over the 12 months to 31 December 2023, as a result of accelerating the clear down of legacy longstanding claims and other macroeconomic factors, in - year costs per claim rose by c.32% (2022: 17%).
●	Claim rate – Management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third - party agency, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£15m (2022: £14m), accordingly. Over the 12 months to 31 December 2023 claim rates fell by c.7% (2022: 16%).
●	Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third - party agency, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£11m up or down (2022: £10m), accordingly. On average over the last 10 years churn rates have moved by +/– c.1.8% per annum (2022: +/ - 1.2)%.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management’s assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that all pending claims should settle within the next five years.

Notes to the Consolidated Financial Statements

continued

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

The amount of expected reimbursement from third - party insurers is £21m and this is included within other receivables in Note A3.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

A7. Operating expenses by nature

Operating expenses from continuing operations include the following items:

		2023	2022	2021
	Notes	£m	£m	£m
Employee costs	A9	2,506	1,736	1,405
Direct materials and services		900	704	586
Vehicle costs		285	201	146
Property costs		106	82	60
Depreciation and impairment of property, plant and equipment[1]	B3	154	140	128
Amortisation and impairment of intangible assets	B2	201	140	91
One-off and adjusting items[1]	A1	98	136	21
Other operating expenses[2]		461	234	173
Total operating expenses		4,711	3,373	2,610

1.One - off and adjusting items includes £nil (2022: £8m; 2021: £nil) of impairment of property, plant and equipment.

2.Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

Notes to the Consolidated Financial Statements

continued

A8. Auditors’ remuneration

	2023	2022	2021
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Parent Company and Group accounts	3	3	2
Audit of accounts of subsidiaries of the Group	5	4	3
Audit-related assurance services[1]	3	2	—
Total audit and audit-related assurance services	11	9	5
Non-audit services[2]	—	3	—
Total	11	12	5
1.

Included in 2023 is an amount of £3m relating to the 2023 reporting on internal financial controls. Included in 2022 is an amount of £2m paid to the Company’s auditors in respect of the 2021 PCAOB Group audit required for the purposes of the US registration.

2.	2022 balance relates to accounting specialist fees in respect of the Terminix acquisition.

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

	2023	2022	2021
	£m	£m	£m
Wages and salaries[1]	2,318	1,582	1,225
Social security costs	171	154	138
Share-based payments	27	17	10
Pension costs:
– defined contribution plans	32	22	31
– defined benefit plans	2	2	1
	2,550	1,777	1,405

1.Including £44m staff costs reported as one-off and adjusting items in Note A1 (2022:£41m).

Notes to the Consolidated Financial Statements

continued

Monthly average number of people employed by the Group during the year:

	2023	2022	2021
	Number	Number	Number
Processing and service delivery	47,387	38,256	34,163
Sales and marketing	7,501	5,993	5,400
Administration and overheads	8,663	7,226	6,468
	63,551	51,475	46,031

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest-
	paid	Other
	Director	Directors
	£000	£000
2021
Aggregate emoluments excluding share options	2,661.2	1,444.0
Aggregate gains made by Directors on exercise of share options	916.3	370.6
Aggregate amount receivable under long-term incentive schemes	3,340.0	145.9
	6,917.5	1,960.5
2022
Aggregate emoluments excluding share options	2,698.7	1,557.5
Aggregate gains made by Directors on exercise of share options	—	233.8
Aggregate amount receivable under long-term incentive schemes	831.9	380.3
	3,530.6	2,171.6
2023
Aggregate emoluments excluding share options	1,942.3	1,188.4
Aggregate gains made by Directors on exercise of share options	3,729.4	—
Aggregate amount receivable under long-term incentive schemes	1,397.6	485.3
	7,069.3	1,673.7

	2023	2022	2021
	Number	Number	Number
Number of Directors accruing retirement benefits
– defined contribution schemes	—	—	2
Number of Directors exercising share options[1]	1	1	2
Number of Directors receiving shares as part of long-term incentive schemes	2	2	2
1.	The highest-paid Director exercised 971,802 (2022: nil; 2021: 163,625) share options during the year.

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

Notes to the Consolidated Financial Statements

continued

Defined benefit pension plans

A defined benefit pension plan is a plan that defines the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation and age.

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets, less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets, and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.

The largest retirement benefit obligation in the Group is the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of smaller defined benefit and defined contribution schemes operate elsewhere, which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

The assumptions used for the Rentokil Initial Irish Pension Scheme are shown below:

	31 December	31 December
	2023	2022
Weighted average %
Discount rate	3.5%	4.2%
Future salary increases	n/a	n/a
Future pension increases	2.3%	2.6%
Inflation	2.3%	2.6%

Risks

The scheme exposes the Company to a number of risks, the most significant of which are:

Asset volatility – Scheme liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, this will create a reduction in the current surplus position. The scheme holds a small proportion of growth assets (equities) which, though expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the long-term scheme objectives.

Changes in bond yields – A decrease in corporate bond yields will increase the value placed on the scheme’s liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme’s bond holdings.

Inflation risk – A decrease in corporate bond yields will increase the value placed on the scheme’s liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme’s bond holdings.

Notes to the Consolidated Financial Statements

continued

Life expectancy – The majority of the scheme’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

For the Rentokil Initial Irish Pension Scheme the expected duration is 16-17 years.

Pension benefits

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

		Fair			Fair
	Present	value of		Present	value of
	value of	plan		value of	plan
	obligation	assets	Total	obligation	assets	Total
	2023	2023	2023	2022	2022	2022
	£m	£m	£m	£m	£m	£m
At 1 January	(65)	38	(27)	(1,313)	1,305	(8)
Current service costs[1]	(1)	—	(1)	(2)	—	(2)
Past service costs[1]	—	—	—	(1)	—	(1)
Settlement gain	—	—	—	4	—	4
Transfer of RIPS annuity policies (buy-out)	—	—	—	1,159	(1,159)	—
Administration expenses[1]	—	—	—	4	(4)	—
Interest on defined benefit obligation/asset[1]	(2)	1	(1)	(5)	5	—
Exchange difference	2	(1)	1	(3)	2	(1)
Total pension income/(expense)	(1)	—	(1)	1,156	(1,156)	—
Remeasurements:
– Remeasurement gain/(loss) on scheme assets	—	—	—	—	(79)	(79)
– Remeasurement gain/(loss) on obligation[2]	—	—	—	81	—	81
Contributions:
– Employers	(1)	2	1	(1)	—	(1)
– Benefit payments	7	(5)	2	12	(10)	2
– Refund of surplus	—	—	—	—	(22)	(22)
At 31 December	(60)	35	(25)	(65)	38	(27)

Retirement benefit obligation schemes[3]	(44)	16	(28)	(49)	19	(30)
Retirement benefit asset schemes[4]	(16)	19	3	(16)	19	3
1.	Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2.

The actuarial movement on the UK scheme comprises remeasurement gain arising from changes in demographic assumptions of £nil (2022: £nil), remeasurement gain arising from changes in financial assumptions of £nil (2022: gain of £82m), and a remeasurement loss arising from experience of £nil (2022: loss of £7m).

3.

Benefit plans in an obligation position include plans situated in Thailand, the UK, Martinique, Trinidad and Tobago, Norway, South Africa, Germany, Austria, France, Italy, South Korea, Philippines, India, Sri Lanka, Hong Kong, and Saudi Arabia.

4.	Benefit plans in an asset position include plans situated in Australia, Barbados, and Ireland.

Of the £60m (2022: £65m) of obligations in the table above, £20m (2022: £20m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2024 are expected to be less than £1m.

Notes to the Consolidated Financial Statements

continued

The fair value of plan assets at the balance sheet date is analysed as follows:

	2023	2022
	£m	£m
Equity instruments	2	2
Debt instruments – unquoted	15	15
Property	1	—
Other	17	21
Total plan assets	35	38

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

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £34m (2022: £34m). No remeasurement gain or loss was recognised during the year (2022: £2m gain).

A11.  Share-based payments

Share-based compensation

The Group operates two equity-settled share-based long-term incentive plans (LTIPs): the Performance Share Plan and the Restricted Share Plan. The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value of the Performance Share Plan is determined by reference to option pricing models, principally stochastic and adjusted Black-Scholes models. The fair value of the Restricted Share Plan is determined by reference to an adjusted Black - Scholes model. The charge for both plans is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Performance Share Plan and Restricted Share Plan

The Company has operated a share-based incentive for senior managers worldwide since 2006, initially through a Performance Share Plan, and then in 2023 a Restricted Share Plan was introduced. The main features of the schemes are as follows:

●	For Performance Share Plan awards made in 2021, 2022, and 2023, 50% of the award is based on total shareholder return (TSR) and 50% is based on performance against certain strategic and financial measures over the vesting period.
●	For Restricted Share Plan awards made in 2023, there are no performance conditions attached.
●	The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options made prior to May 2021, this is the value of dividends between grant and exercise.

Notes to the Consolidated Financial Statements

continued

The total charge for the year relating to equity-settled share-based payment plans was £27m (2022: £18m; 2021: £10m). This includes charges for the Performance Share Plan and Restricted Share Plan of £17m (2022: £9m; 2021: £10m), as well as a transfer of existing long - term incentive plans in Terminix and a non - recurring retention award that were expensed during the period totalling £10m (2022: £9m; 2021: £nil).

A summary of the number of shares in active Performance Share Plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
grant	year	2023	2023	2023	2023	2023	2023	2023	2023	2023	2023
2013	2016	—	495	—	(495)	—	1,042,134	495	(1,032,534)	(10,026)	69
2014	2017	—	14,985	—	(14,985)	—	1,196,188	14,985	(59,322)	—	1,151,851
2015	2018	—	15,985	—	(15,985)	—	1,266,518	15,985	(31,407)	(44)	1,251,052
2016	2019	—	22,192	—	(22,192)	—	1,841,196	22,192	(435,337)	(91)	1,427,960
2017	2020	—	16,294	—	(16,294)	—	1,324,727	16,294	(129,684)	(1,405)	1,209,932
2018	2021	14,597	20,482	—	(35,079)	—	1,987,868	35,079	(451,341)	(7,152)	1,564,454
2019	2022	461,663	40,825	(21,670)	(480,818)	—	2,213,079	480,818	(919,141)	(3,758)	1,770,998
2020	2023	3,186,387	68,967	(1,141,319)	(2,114,035)	—	—	2,114,035	(872,037)	—	1,241,998
2021	2024	3,797,985	—	(165,786)	—	3,632,199	—	—	—	—	—
2022	2025	4,845,900	31,248	(205,496)	(5,951)	4,665,701	—	5,951	—	—	5,951
2023	2026	—	5,876,229	(1,179,468)	(57,770)	4,638,991	—	57,770	(57,770)	—	—

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
grant	year	2022	2022	2022	2022	2022	2022	2022	2022	2022	2022
2012	2015	—	—	—	—	—	168,551	—	(168,426)	(125)	—
2013	2016	—	16,964	—	(16,964)	—	1,025,307	16,964	(137)	—	1,042,134
2014	2017	—	19,487	—	(19,487)	—	1,188,070	19,487	(11,367)	(2)	1,196,188
2015	2018	—	21,107	—	(21,107)	—	1,364,269	21,107	(118,858)	—	1,266,518
2016	2019	—	30,808	—	(30,808)	—	1,942,074	30,808	(131,628)	(58)	1,841,196
2017	2020	—	24,878	—	(24,878)	—	1,625,618	24,878	(324,744)	(1,025)	1,324,727
2018	2021	891,744	34,531	(5,910)	(905,768)	14,597	1,538,591	905,768	(451,433)	(5,058)	1,987,868
2019	2022	4,776,149	132,345	(332,441)	(4,114,390)	461,663	—	4,114,390	(1,878,327)	(22,984)	2,213,079
2020	2023	3,471,012	—	(284,625)	—	3,186,387	—	—	—	—	—
2021	2024	4,137,673	—	(339,688)	—	3,797,985	—	—	—	—	—
2022	2025	—	4,964,496	(118,596)	—	4,845,900	—	—	—	—	—

A summary of the number of shares in active Restricted Share plans is shown below:

		Share options outstanding					Share options exercisable
		Scheme	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
		interest at	awarded	lapsed	vested	outstanding at	exercisable at	vested	exercised	lapsed	exercisable at
Year of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
grant	year	2023	2023	2023	2023	2023	2023	2023	2023	2023	2023
2023	2026	—	1,163,570	(130,820)	(21,330)	1,011,420	—	21,330	(21,330)	—	—

The fair value of the 2023 awards made under the Performance Share Plan is charged to the income statement over the vesting period, based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2023, the significant inputs into the model were a share price of 581.4p (2022: 480.5p), an expected share price volatility of 26.3% (2022: 23.9%), a median share price correlation between the companies in the comparator group of 84.1% (2022: 84.0%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period. The fair value of the 2023 awards made under the Restricted Share Plan is charged to the income statement over the vesting period based on the fair value of the award on grant date.

Notes to the Consolidated Financial Statements

continued

The fair value of awards granted during 2023 was £36m (2022: £19m) and the weighted average fair value per award granted during the year was 506.7p (2022: 385.9p). The weighted average share price for options exercised in the year was 568.6p (2022: 499.9p) and the weighted average contract term remaining on shares unexercised at the year end was 497 days (2022: 527 days).

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

Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case, the tax is also recognised in other comprehensive income or equity as appropriate.

Analysis of charge in the year:

	2023	2022	2021
	£m	£m	£m
Current tax expense	94	76	57
Adjustment in respect of previous periods	(8)	2	(3)
Total current tax	86	78	54
Deferred tax expense/(credit)	30	(3)	21
Deferred tax adjustment in respect of previous periods	(4)	(11)	(13)
Total deferred tax	26	(14)	8
Total income tax expense	112	64	62

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2023	2022	2021
	£m	£m	£m
Profit before tax	493	296	325
Tax calculated at domestic tax rates applicable to profits in the respective countries	123	69	77
Adjustment in respect of previous periods	(12)	(9)	(16)
Expenses not deductible for tax purposes – one-off and adjusting items	1	9	3
Expenses not deductible for tax purposes – other	6	3	3
Income not subject to tax	(2)	(5)	(1)
Impairment of goodwill	—	5	—
Goodwill deductions and revaluation of intangible assets	—	—	(2)
Deferred tax recognised on losses	(3)	(1)	(4)
Deferred tax impact of change in tax rates	—	(7)	(4)
Provisions utilised for which no deferred tax assets were recognised	—	(1)	(1)
Local business taxes	1	1	1
US BEAT liability	1	—	5
Tax credits	(2)	—	—
Other	(1)	—	1
Total tax expense	112	64	62

Notes to the Consolidated Financial Statements

continued

The Group’s effective tax rate (ETR) for 2023 on reported profit before tax was 22.7% (2022: 21.6%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (2022: 23.7%). The Group’s low tax rate in 2023 is primarily attributable to net prior-year tax credits of £12m (2022: £9m).

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The legislation will be effective for the Group’s financial year beginning 1 January 2024.

The Group is in scope of the substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar 2 income taxes, mainly focusing on the transitional country-by-country reporting safe harbours which apply until 2026. Various jurisdictions the Group operates in have also brought in legislation or are bringing in legislation to implement Pillar 2 and domestic top-up taxes. Given these local rules and the UK rules are based on the same Organisation for Economic Co-operation and Development (OECD) Pillar 2 model rules, we have assumed that any variations between the local country domestic top-up tax calculation and the UK multinational top-up tax calculation for that country will be immaterial. As such, the Group’s assessment has focused on the application of the UK multinational top-up tax to the Group.

The assessment of the potential exposure to Pillar 2 income taxes has been undertaken both on the 2022 tax filings, country-by-country report and financial statements, and on the 2023 financial data included in these Consolidated Financial Statements. Based on the assessment, the majority of the jurisdictions in which the Group operates would meet the conditions for the transitional safe harbour provisions and would not require full Pillar 2 calculations, nor would a top-up tax charge be levied. The Pillar 2 effective tax rates in most of the jurisdictions in which the Group operates are above 15% (calculated under the safe harbour provisions). However, there are a limited number of jurisdictions where the transitional safe harbour relief would not have applied and the Pillar 2 effective tax rate is close to 15%. Within the assessment, the aggregate of the estimated top-up tax charge for those countries is immaterial. Therefore, based on the assessment undertaken, the Group does not expect a material exposure to Pillar 2 income taxes in those jurisdictions for periods in which the Pillar 2 legislation will be effective.

Given the complexity of the Pillar 2 rules, the OECD and UK government are expected to continue issuing additional guidance regarding the implementation of Pillar 2 throughout 2024. Various other jurisdictions the Group operates in are also expected to bring in Pillar 2 rules and issue new or amended guidance throughout 2024. The Group will continue to monitor these updates as the Pillar 2 legislation and guidance evolve.

On 23 May 2023, the International Accounting Standards Board issued amendments to IAS 12 Income Taxes, introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the Pillar 2 rules. The Group applied the temporary exception at 31 December 2023.

A tax credit of £6m has been recognised in other comprehensive income (2022: £11m), which mainly relates to the recognition of tax losses arising on prior year mark-to-market movements on cross-currency and interest rate swaps recorded within other comprehensive income.

A13.  Current tax liabilities

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2023, all the Group’s tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

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

Notes to the Consolidated Financial Statements

continued

The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time-barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management. Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.

This assessment of uncertain tax positions is based on management’s interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations, and past experience with tax authorities. In evaluating whether a provision is needed it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.

Tax provisions can be built up over a number of years, but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes, particularly in relation to the pricing of intra-group goods and services as well as debt financing.

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

Total uncertain tax provisions (including interest thereon) amounted to £41m as at 31 December 2023 (2022: £54m). Included within this amount is £5m (2022: £6m) in respect of interest arising on tax provisions which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute-barred.

The cash tax paid for the year was £100m (2022: £77m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

A14.  Deferred income tax

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affects neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

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

Notes to the Consolidated Financial Statements

continued

The movement on the deferred income tax account is as follows:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
At 1 January	(470)	(66)
Exchange differences	25	27
Acquisition of companies and businesses[1]	(8)	(448)
(Charged)/credited to the income statement	(26)	14
Credited to other comprehensive income	4	5
Credited/(charged) to equity	1	(2)
At 31 December[1]	(474)	(470)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	43	43
Deferred tax liability within non-current liabilities[1]	(517)	(513)
	(474)	(470)
1.	Deferred tax liabilities have been retrospectively adjusted in 2022 by an increase of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer	Accelerated
	lists/	tax		IFRS 15	Tax	Share-based
	intangibles[1]	depreciation	Provisions	Contracts	losses	payments	Other[2]	Total[1]
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	(84)	(50)	52	(9)	14	15	(4)	(66)
Exchange differences	32	—	(8)	2	—	—	1	27
Recognised in income statement	1	4	4	(2)	2	3	2	14
Recognised in other comprehensive income	—	—	—	—	4	—	1	5
Recognised in equity	—	—	—	—	—	(2)	—	(2)
Acquired in business combinations[1]	(521)	(29)	123	(24)	3	—	—	(448)
At 31 December 2022 (retrospectively adjusted)	(572)	(75)	171	(33)	23	16	—	(470)

At 1 January 2023	(572)	(75)	171	(33)	23	16	—	(470)
Exchange differences	26	3	(7)	2	—	—	1	25
Recognised in income statement	2	(12)	(15)	(10)	7	(2)	4	(26)
Recognised in other comprehensive income	—	—	—	—	8	—	(4)	4
Recognised in equity	—	—	—	—	—	1	—	1
Acquired in business combinations	(8)	—	—	—	—	—	—	(8)
At 31 December 2023	(552)	(84)	149	(41)	38	15	1	(474)
1.	Deferred tax liabilities have been retrospectively adjusted in 2022 by an increase of £2m, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2.	Included within other deferred tax assets/liabilities are retirement benefits and unremitted earnings from subsidiaries.

Notes to the Consolidated Financial Statements

continued

A deferred tax asset of £38m has been recognised in respect of losses which are expected to be utilised within 10 years (2022: £23m), of which £28m (2022: £18m) relates to UK losses carried forward at 31 December 2023. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £34m (2022: £120m) have not been recognised as at 31 December 2023 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the financial statements, such as impairment testing. At the balance sheet date the Group had tax losses of £169m (2022: £230m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £95m (2022: £74m) will expire at various dates between 2024 and 2040. Deferred tax assets recognised on tax losses are expected to be substantially utilised within the next 10 years.

In addition, the Group has UK capital losses carried forward of £276m (2022: £276m) on which no deferred tax asset is recognised. These losses have no expiry date, but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £4m (2022: £5m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

B. Investing

B1. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the Group. The cost of a business combination is allocated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities, and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists, and brands. Goodwill represents the synergies, workforce, and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges, and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the Consolidated Statement of Profit or Loss. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group’s revenue and Adjusted Operating Profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the year.

Notes to the Consolidated Financial Statements

continued

During the year, measurement period adjustments have been made in relation to the Terminix acquisition. These have been reflected as a retrospective adjustment of 2022 comparatives in accordance with IFRS 3 as follows:

		Measurement
		period	Retrospectively
	As reported	adjustment	adjusted
	£m	£m	£m
Non-current assets
– Intangible assets	2,027	—	2,027
– Property, plant and equipment[1]	249	(5)	244
– Other non-current assets	143	47	190
Current assets	701	(3)	698
Current liabilities	(311)	(5)	(316)
Non-current liabilities	(1,875)	(18)	(1,893)
Net assets acquired	934	16	950
Goodwill	3,176	(16)	3,160
1.	Includes ROU assets.

During the year the Group purchased 100% of the share capital or trade and assets of 41 companies and businesses (2022: 53). The total consideration in respect of these acquisitions was £261m (2022: £4,369m), and the cash outflow from current and past period acquisitions net of cash acquired was £242m (2022: £1,018m).

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools, and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

		Retrospectively
		adjusted
		Terminix	Individually	Retrospectively
		Global	immaterial	adjusted
	Total	Holdings, Inc.[1]	acquisitions	Total[1]
	2023	2022	2022	2022
	£m	£m	£m	£m
Purchase consideration
– Cash paid	203	1,087	214	1,301
– Deferred and contingent consideration	58	—	45	45
– Equity interests	—	3,023	—	3,023
Total purchase consideration	261	4,110	259	4,369
Fair value of net assets acquired[1]	(88)	(950)	(87)	(1,037)
Goodwill from current-year acquisitions[1]	173	3,160	172	3,332
Goodwill expected to be deductible for tax purposes	76	—	60	60
1.

Goodwill (decrease £16m), contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Notes to the Consolidated Financial Statements

continued

Deferred consideration of £15m and contingent consideration of £43m are payable in respect of the above acquisitions (2022: £22m and £23m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £nil (2022: £10m).

The fair values7 of assets and liabilities arising from acquisitions in the year are as follows:

		Retrospectively
		adjusted	Individually	Retrospectively
		Terminix Global	immaterial	adjusted
	Total	Holdings, Inc.[1]	acquisitions	Total[1]
	2023	2022	2022	2022
	£m	£m	£m	£m
Non-current assets
– Intangible assets[2]	80	2,027	74	2,101
– Property, plant and equipment[3]	12	244	14	258
– Other non-current assets	—	190	—	190
Current assets[4]	22	698	28	726
Current liabilities[5]	(12)	(316)	(11)	(327)
Non-current liabilities[6]	(14)	(1,893)	(18)	(1,911)
Net assets acquired	88	950	87	1,037
1.

Contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

2.	Includes £69m (2022: £778m) of customer lists, £nil (2022: £1,292m) of indefinite-lived brands and £11m (2022: £31m) of other intangibles.
3.	Includes £1m (2022: £195m) of ROU assets.
4.	Includes cash acquired of £8m (2022: £322m), inventory of £2m (2022: £48m) and trade and other receivables of £12m (2022: £357m).
5.	Includes trade and other payables of £10m (2022: £326m).
6.

Includes £12m of deferred tax liabilities relating to acquired intangibles (2022: £447m), £nil of debt that was acquired with the Terminix business and repaid in November 2022 (2022: £749m), lease liabilities of £1m (2022: £207m), termite damage claims provisions of £nil (2022: £353m) and other provisions of £1m (2022: £144m).

7.

The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2024 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

Notes to the Consolidated Financial Statements

continued

The cash outflow from current and past acquisitions is as follows:

			Individually
		Terminix Global	immaterial
	Total	Holdings, Inc.	acquisitions	Total
	2023	2022	2022	2022
	£m	£m	£m	£m
Total purchase consideration	261	4,110	259	4,369
Equity interests	—	(3,023)	—	(3,023)
Consideration payable in future periods	(58)	—	(45)	(45)
Purchase consideration paid in cash	203	1,087	214	1,301
Cash and cash equivalents in acquired companies and businesses	(8)	(313)	(9)	(322)
Cash outflow on current period acquisitions	195	774	205	979
Deferred and contingent consideration paid	47	—	39	39
Cash outflow on current and past acquisitions	242	774	244	1,018

From the dates of acquisition to 31 December 2023, new acquisitions contributed £75m to revenue and £10m to operating profit (2022: £422m and £3m respectively).

If the acquisitions had occurred on 1 January 2023, the revenue and operating profit of the combined Group would have amounted to £5,414m and £628m respectively (2022: £5,109m and £444m respectively).

Notes to the Consolidated Financial Statements

continued

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

		Customer	Indefinite-lived	Other	Product	Computer
	Goodwill[1]	lists	brands	intangibles	development	software	Total[1]
	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January 2022	1,888	876	—	67	46	163	3,040
Exchange differences	(72)	(5)	(107)	2	(1)	6	(177)
Additions	—	—	—	—	10	27	37
Disposals/retirements	—	(180)	—	(12)	—	(1)	(193)
Acquisition of companies and businesses[1]	3,336	779	1,292	23	—	11	5,441
Hyperinflationary adjustment	14	3	—	1	—	—	18
Disposal of companies and businesses	(1)	—	—	—	—	—	(1)
At 31 December 2022 (retrospectively adjusted)	5,165	1,473	1,185	81	55	206	8,165
At 1 January 2023	5,165	1,473	1,185	81	55	206	8,165
Exchange differences	(269)	(70)	(58)	(5)	—	(3)	(405)
Additions	—	—	—	—	10	34	44
Disposals/retirements	(2)	(15)	—	(12)	—	(8)	(37)
Acquisition of companies and businesses	172	69	—	11	—	—	252
Hyperinflationary adjustment	14	3	—	1	—	—	18
At 31 December 2023	5,080	1,460	1,127	76	65	229	8,037
Accumulated amortisation and impairment
At 1 January 2022	(44)	(635)	—	(48)	(32)	(117)	(876)
Exchange differences	1	(31)	—	(2)	—	(5)	(37)
Disposals/retirements	—	179	—	12	—	1	192
Hyperinflationary adjustment	—	(1)	—	—	—	—	(1)
Impairment charge	(22)	—	—	—	—	—	(22)
Amortisation charge	—	(85)	—	(6)	(5)	(22)	(118)
At 31 December 2022	(65)	(573)	—	(44)	(37)	(143)	(862)
At 1 January 2023	(65)	(573)	—	(44)	(37)	(143)	(862)
Exchange differences	12	26	—	2	—	3	43
Disposals/retirements	2	15	—	12	—	7	36
Hyperinflationary adjustment	(10)	(1)	—	—	—	—	(11)
Impairment charge	(3)	(1)	—	—	—	—	(4)
Amortisation charge	—	(155)	—	(9)	(7)	(26)	(197)
At 31 December 2023	(64)	(689)	—	(39)	(44)	(159)	(995)
Net book value
At 1 January 2022	1,844	241	—	19	14	46	2,164
At 31 December 2022 (retrospectively adjusted)	5,100	900	1,185	37	18	63	7,303
At 31 December 2023	5,016	771	1,127	37	21	70	7,042
1.	Goodwill has been retrospectively adjusted by a decrease of £16m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Notes to the Consolidated Financial Statements

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

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to £2m in the year (2022: £3m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software

Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets, if they are expected to generate economic benefits beyond one year in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Notes to the Consolidated Financial Statements

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

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927), and having a strong brand equity in the US for much of its history and now internationally. The Group plans to continue to support and invest in the Terminix brand; it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

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

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management’s view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group’s commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, to meet these commitments less any benefits that may occur, are not expected to be material and therefore have resulted in no impairments during 2023.

A breakdown of goodwill by region is shown below:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
North America[1]	4,376	4,511
Europe (incl. LATAM)	243	241
UK & Sub-Saharan Africa	97	66
Asia & MENAT	189	196
Pacific	111	86
Total	5,016	5,100
1.	Includes £2,744m (2022 retrospectively adjusted: £2,863m) relating to the US Terminix CGU and £1,541m (2022: £1,555m) relating to the US Pest Control CGU.

Notes to the Consolidated Financial Statements

continued

2.	North America has been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Impairment tests for goodwill and brands with indefinite useful lives

For the India and Argentina CGUs, a fair value less costs to sell approach has been taken to support the carrying value of goodwill and brands with indefinite useful lives. During the year the Group recognised total impairments of £3m (2022: £22m). For all other goodwill balances it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

The US Terminix CGU includes goodwill of £2,744m (2022 retrospectively adjusted: £2,863m) and the indefinite life Terminix US brand £1,111m (2022:£1,169m).

The key assumptions used by individual CGUs for value-in-use calculations were:

	2023 long-term	2023 pre-tax	2022 long-term	2022 pre-tax
	growth rate[1]	discount rate	growth rate[1]	discount rate
North America[2]	2.0 – 2.1%	9.8 – 12.4%	2.0%	8.4 – 10.3%
Europe (incl. LATAM)	1.6 – 3.0%	8.9 – 17.8%	1.3 – 3.0%	6.7 – 15.4%
UK & Sub-Saharan Africa	2.0%	10.5 – 12.0%	2.0 – 4.5%	8.0 – 12.3%
Asia & MENAT	2.0 – 4.0%	8.9 – 15.6%	1.5 – 4.0%	9.7 – 13.9%
Pacific	2.0 – 2.6%	11.3 – 12.1%	2.0 – 2.5%	10.2 – 11.0%
1.	Source: imf.org.
2.

Key assumptions used by the US Terminix and US Pest Control CGUs were a long-term growth rate of 2.1% (2022: 2.0%) and a pre-tax discount rate of 10.1% (2022: 10.3%). For US Terminix CGU the recoverable amount exceeds the carrying amount by £1,212m (2022: not applicable ) and for the US Pest Control CGU the recoverable amount exceeds the carrying amount by £1,657m (2022: £1,692m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and country. The pre-tax discount rates are based on current prices therefore future cash flow projections include inflation linked measures.

Notes to the Consolidated Financial Statements

continued

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

A breakdown of property, plant and equipment is shown below:

		Service		Vehicles
	Land and	contract	Other plant	and office
	buildings	equipment	and equipment	equipment	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2022	87	518	188	210	1,003
Exchange differences	5	27	11	15	58
Additions	7	112	19	19	157
Disposals	(1)	(72)	(7)	(27)	(107)
Acquisition of companies and businesses	29	2	4	30	65
Reclassification from IFRS 16 ROU assets[1]	—	—	—	8	8
At 31 December 2022	127	587	215	255	1,184
At 1 January 2023	127	587	215	255	1,184
Exchange differences	(7)	(20)	(5)	(15)	(47)
Additions	7	123	14	23	167
Disposals	(9)	(77)	(9)	(25)	(120)
Acquisition of companies and businesses	—	1	1	8	10
Hyperinflationary adjustment	4	—	—	1	5
Reclassification from IFRS 16 ROU assets[1]	—	—	—	8	8
At 31 December 2023	122	614	216	255	1,207
Accumulated depreciation and impairment
At 1 January 2022	(31)	(314)	(135)	(125)	(605)
Exchange differences	(3)	(18)	(8)	(11)	(40)
Disposals	1	72	6	25	104
Impairment charge	(8)	—	—	—	(8)
Depreciation charge	(3)	(96)	(14)	(27)	(140)
At 31 December 2022	(44)	(356)	(151)	(138)	(689)
At 1 January 2023	(44)	(356)	(151)	(138)	(689)
Exchange differences	2	14	5	7	28
Disposals	4	75	8	22	109
Hyperinflationary adjustment	(1)	—	—	(1)	(2)
Depreciation charge	(5)	(102)	(15)	(32)	(154)
At 31 December 2023	(44)	(369)	(153)	(142)	(708)
Net book value
At 1 January 2022	56	204	53	85	398
At 31 December 2022	83	231	64	117	495
At 31 December 2023	78	245	63	113	499
1.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Notes to the Consolidated Financial Statements

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

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were no impairments in the year (2022: £8m).

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses.

B4. Leases

The Group leases land and buildings, vehicles, and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group’s leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.

The value of leases to which the Group is committed but have not yet commenced is not material.

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and		Other
	buildings	Vehicles[1]	equipment	Total
	£m	£m	£m	£m
Net book value
At 1 January 2022	94	132	2	228
Exchange differences	—	3	—	3
Additions	69	69	—	138
Acquisition of companies and businesses[1]	79	115	—	194
Impairment charge[3]	(17)	—	—	(17)
Depreciation charge	(43)	(45)	(1)	(89)
Reclassification to property, plant and equipment[2]	—	(8)	—	(8)
At 31 December 2022 (retrospectively adjusted)	182	266	1	449

At 1 January 2023	182	266	1	449
Exchange differences	(8)	(11)	—	(19)
Additions	63	91	1	155
Disposals	(3)	(3)	—	(6)
Acquisition of companies and businesses	1	—	—	1
Depreciation charge	(57)	(62)	(1)	(120)
Reclassification to property, plant and equipment[2]	—	(8)	—	(8)
At 31 December 2023	178	273	1	452
1.

Right-of-use assets have been retrospectively adjusted by a decrease of £5m in 2022, in accordance with IFRS 3 , to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Notes to the Consolidated Financial Statements

continued

2.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).

Analysis of the Group’s lease liabilities is shown below:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
At 1 January	460	217
Exchange differences	(20)	(1)
Lease payments	(182)	(114)
Interest	25	10
Additions	161	140
Acquisition of companies and businesses	1	208
At 31 December	445	460
Analysed as follows:
Non-current	318	325
Current	127	135
Total	445	460
1.	Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Lease liabilities analysed by currency:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Pound sterling	34	34
Euro	63	61
US dollar	289	307
Other currencies	59	58
At 31 December	445	460
1.	Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Lease liabilities are payable as follows:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Less than one year	146	144
Between one and five years	298	277
More than five years	72	82
Future minimum payments	516	503
Effect of discounting	(71)	(43)
Carrying value	445	460
1.	Lease liabilities have been retrospectively adjusted by a decrease of £7m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Notes to the Consolidated Financial Statements

continued

Other lease costs not already described are set out below:

	2023	2022
	£m	£m
Expenses relating to short-term leases	14	13
Expenses relating to leases of low-value assets	8	8
Expenses relating to variable lease payments	2	—
At 31 December	24	21

The Group has no material arrangements where it acts as a lessor.

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2023	2022
	£m	£m
Property, plant and equipment	22	37
Intangible assets	3	3
Total	25	40

B6. Investments in associated undertakings

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Interest in Nippon Calmic Limited	31	32
Interest in individually immaterial associated undertakings[1]	13	31
At 31 December[1]	44	63
1.	Investments in associated undertakings have been retrospectively adjusted by an increase of £10m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Nippon Calmic Limited

Nippon Calmic Limited is an associated undertaking in Japan which provides hygiene services, in which the Group has a 49% interest. The associate is unlisted and the investment value is shown below.

	2023	2022
	£m	£m
At 1 January	32	29
Exchange differences	(4)	(1)
Share of profit[1]	7	8
Dividends received	(4)	(4)
At 31 December	31	32
1.	Share of profit is net of tax of £4m (2022: £4m).

Notes to the Consolidated Financial Statements

continued

	Assets	Liabilities	Revenue	Profit	Assets	Liabilities	Revenue	Profit
	2023	2023	2023	2023	2022	2022	2022	2022
	£m	£m	£m	£m	£m	£m	£m	£m
Nippon Calmic Ltd (49%)	60	(28)	54	7	66	(33)	52	8

Individually immaterial associates

In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
At 1 January	31	1
Exchange differences	(1)	(2)
Acquisitions[1]	—	31
Disposals	(19)	—
Share of profit	2	1
At 31 December[1]	13	31
1.	Investments in associated undertakings have been retrospectively adjusted by an increase of £10m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

£nil (2022: £1m) relates to unrecognised share of losses related to associates.

C. Financing

C1. Financial risk management

The Group’s central treasury function manages cash, borrows on behalf of the Group, and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk

The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group’s policy to have headroom of unrestricted cash and available committed facilities of at least £600m, and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1,000m (£785m) under the revolving credit facility (RCF), together with unrestricted cash of £818m, gives the Group combined headroom of £1,603m at 31 December 2023 (2022: £1,694m).

The RCF and other Group debt facilities have no financial covenants and the Group is compliant with other terms, conditions, and undertakings of its debt facilities.

The Group targets an investment grade credit rating for debt issuance of BBB over the medium term. The Group was rated BBB by both S&P Global (S&P) and Fitch Ratings (Fitch). In line with ratings criteria, debt maturities are covered at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with both S&P and Fitch, as well as the Group’s relationship banks, to ensure that any changes to the Group’s financing and acquisition strategies are understood.

Notes to the Consolidated Financial Statements

continued

The Group has one debt maturity of €400m falling due in November 2024. The Group has sufficient headroom to cover this maturity without issuing new debt.

The following bonds: €400m due November 2024, €500m due May 2026, and €600m due October 2028; issued under the Group’s Euro Medium-Term Notes (EMTN) Programme, contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group’s bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group’s debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control. All other bonds issued under the EMTN Programme do not contain the coupon step-up.

(b) Credit risk

The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks, and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.

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

At 31 December 2023 the Group had a total of £16m of cash held on bank accounts with banks rated below A- (2022: £36m). The highest concentration with any single bank rated below A- was £1m (2022: £14m).

(c) Market risk

Foreign exchange risk

The Group’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group’s cross-border procurement is considered insignificant. Sterling-denominated profits from UK operations are exceeded by sterling-denominated Group central costs. This means that approximately 110% of Group operating profit is generated in foreign currencies.

The Group’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £10m that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee, and all foreign exchange transactions are covered by ISDA documentation.

The most significant foreign currency groups are US dollars and euros, which make up 62% and 29% of Group operating profit respectively.

At 31 December 2023 the Group’s net debt was approximately 74% US dollar (2022: 66%), 28% euro (2022: 23%), and offset by cash 2% (2022: 11% debt) in other currencies, including sterling. The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.

Notes to the Consolidated Financial Statements

continued

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group’s principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £35m increase/decrease (2022: £25m) in operating profit, offset by a £12m decrease/increase (2022: £3m) in interest payable and a £349m increase/decrease (2022: £377m) in other comprehensive income. A 10% movement in £/€ would result in a £16m increase/decrease (2022: £15m) in operating profit, offset by a £5m decrease/increase (2022: £3m) in interest payable and a £17m increase/decrease (2022: £nil) in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of the net investment in subsidiaries, which for US dollar is £182m (2022: £210m) and euro is £27m (2022: £46m). Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

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

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group’s bond liabilities by £86m at 31 December 2023 (2022: £128m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.

A hypothetical 1.0% increase in pound sterling interest rates would reduce the market value of the Group's bond liabilities by £26m at 31 December 2023 (2022: £34m). The income statement impact is £nil (2022: £nil).

A hypothetical 1.0% increase in US dollar interest rates would have an income statement impact of £6m (2022: £6m) as 50% of the $700m term loan was hedged in 2023 (2022: nil) and certain leases are denominated in US dollars with floating interest rates.

The Group had outstanding bond debt issues at 31 December 2023 with a fair market value of £2,959m (2022: £2,826m). This is above the book value of £2,943m (2022: £2,987m) as a result of changes in interest rates in the UK and Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early, and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk

The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor, and market confidence, and to support the Group’s strategy. The Group uses S&P’s and Fitch's ratings methodologies for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely, net debt could be managed by reducing or suspending dividends, M&A spend, and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

(e) Treasury risk

The Group’s treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures, and speculative derivative contracts are not entered into. The treasury policy requires that treasury must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.

To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition, a number of controls are in place to protect against potential cyber security and other risks.

Notes to the Consolidated Financial Statements

continued

C2. Net debt

Net debt is used to assess the Group’s financial capacity. Net debt is not a measure defined by IFRS. Management defines net debt as the total of bank and other borrowings, lease liabilities, other investments, fair value of debt-related derivatives, and cash and cash equivalents (as presented in the Consolidated Balance Sheet). Closing net debt comprises:

			Retrospectively
			adjusted
		2023	2022[1]
	Notes	£m	£m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	C3	1,562	2,170
Other investments[2]	C4	1	1
Fair value of debt-related derivatives		(18)	—
Bank and other short-term borrowings[1,3]		(1,134)	(1,345)
Lease liabilities[1]	B4	(127)	(135)
Non-current
Fair value of debt-related derivatives		41	(71)
Bank and other long-term borrowings[4]		(3,153)	(3,574)
Lease liabilities	B4	(318)	(325)
Total net debt[1]		(3,146)	(3,279)
1.	Bank and other short - term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).
2.	Net debt excludes other investments which are non - cash, such as the investment in unlisted shares.
3.	Bank and other short-term borrowings consists of £347m bond debt (2022: £nil); £730m overdraft (2022: £1,291m), £17m overseas loans (2022: £14m), and £40m bond accruals (2022: £40m).
4.	Bank and other long-term borrowings consists of £2,596m bond debt (2022: £2,987m) and £557m loans (2022: £587m).

Notes to the Consolidated Financial Statements

continued

The currency split and cash flows of bank, other borrowings, and debt-related derivatives are as follows:

		Retrospectively
		adjusted
	2023	2022[1]
	£m	£m
Pound sterling	1,075	1,726
Euro	934	927
US dollar[1]	2,212	2,313
Other currencies	43	24
Carrying value[1]	4,264	4,990
Effect of discounting	525	567
Undiscounted value[1]	4,789	5,557
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	1,185	1,425
Between one and five years[1]	2,601	3,075
More than five years	1,003	1,057
Future minimum payments[1]	4,789	5,557
1.	Bank and other short - term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

Reconciliation of net change in cash and cash equivalents to net debt:

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2023	flows	acquisitions)	and other)	2023
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings		(1,345)	664	(106)	(347)	(1,134)
Bank and other long-term borrowings		(3,574)	—	—	421	(3,153)
Lease liabilities	B4	(460)	182	(162)	(5)	(445)
Other investments		1	—	—	—	1
Fair value of debt-related derivatives		(71)	39	(1)	56	23
Gross debt		(5,449)	885	(269)	125	(4,708)
Cash and cash equivalents in the Consolidated Balance Sheet		2,170	(601)	—	(7)	1,562
Net debt		(3,279)	284	(269)	118	(3,146)

Notes to the Consolidated Financial Statements

continued

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2022	flows	acquisitions)[1]	and other)[1]	2022[1]
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings[1]		(459)	(121)	(762)	(3)	(1,345)
Bank and other long-term borrowings		(1,256)	(2,257)	—	(61)	(3,574)
Lease liabilities[1]	B4	(217)	114	(217)	(140)	(460)
Other investments		1	—	—	—	1
Fair value of debt-related derivatives		(22)	(7)	19	(61)	(71)
Gross debt[1] (retrospectively adjusted)		(1,953)	(2,271)	(960)	(265)	(5,449)
Cash and cash equivalents in the Consolidated Balance Sheet		668	1,591	—	(89)	2,170
Net debt[1] (retrospectively adjusted)		(1,285)	(680)	(960)	(354)	(3,279)
1.	Bank and other short - term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

The foreign exchange gain on debt and derivatives amounted to £146m (2022: £74m loss). The gain primarily resulted from a weakening of the euro by 2 cents and a weakening of the US dollar by 6 cents. Included within the net decrease in cash and cash equivalents is £3m (2022: £4m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement).

The total cash outflow in borrowings of £664m (2022: £2,378m decrease) includes £nil proceeds from new debt (2022: £2,383m) (included in financing activities), £562m decrease in overdraft (2022: £865m increase), £nil debt repayment (included in financing activities) (2022: £844m), and £102m settlement of interest accrued (included within operating activities) (2022: £26m).

The derivatives cash outflow of £39m (2022: £7m decrease) includes £3m (2022: £26m inflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £36m (2022: £19m) interest paid (included in operating activities).

The cash outflow of £182m from leases liabilities (2022: £114m) includes £157m (2022: £104m) capital paid (included within financing activities) and £25m (2022: £10m) interest paid (included in operating activities).

Fair value is equal to carrying value for all elements of net debt, with the exception of bond debt which has a carrying value of £2,943m (2022: £2,987m) and a fair value of £2,959m (2022: £2,826m).

Notes to the Consolidated Financial Statements

continued

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. Derivative financial instruments held with the same bank and have a legal right to offset are shown net. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

					Amount
			Gross		subject to
			amounts set	Net amounts	master
		Gross	off in the	presented in the	netting
		amount	balance sheet	balance sheet	arrangement	Net amount
		2023	2023	2023	2023	2023
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents		1,562	—	1,562	(730)	832
Trade and other receivables		857	—	857	—	857
Other financial assets		1	—	1	—	1
Derivative financial instruments		70	—	70	(26)	44
Total		2,490	—	2,490	(756)	1,734
Financial liabilities
Trade and other payables		(866)	—	(866)	—	(866)
Borrowings		(4,287)	—	(4,287)	730	(3,557)
Lease liabilities		(445)	—	(445)	—	(445)
Derivative financial instruments		(48)	—	(48)	26	(22)
Total		(5,646)	—	(5,646)	756	(4,890)

			Gross		Amount
			amounts set		subject to
			off in the	Net amounts	master
		Gross	balance	presented in the	netting
		amount	sheet	balance sheet	arrangement	Net amount
		2022[1]	2022	2022[1]	2022[1]	2022[1]
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	C3	2,170	—	2,170	(1,291)	879
Trade and other receivables[1]	A3	841	—	841	—	841
Other financial assets	C4	1	—	1	—	1
Derivative financial instruments	C6	21	—	21	(21)	—
Total (retrospectively adjusted)		3,033	—	3,033	(1,312)	1,721
Financial liabilities
Trade and other payables[1]	A5	(909)	—	(909)	—	(909)
Borrowings[1]	C2	(4,919)	—	(4,919)	1,291	(3,628)
Lease liabilities[1]	B4	(460)	—	(460)	—	(460)
Derivative financial instruments	C6	(92)	—	(92)	21	(71)
Total (retrospectively adjusted)		(6,380)	—	(6,380)	1,312	(5,068)
1.

Trade and other receivables (decrease £2m), trade and other payables (increase £13m), bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see Note B1).

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

Notes to the Consolidated Financial Statements

continued

Cash at bank and in hand includes £15m (2022: £13m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £70m (2022: £69m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts	Gross amounts
	2023	2022
	£m	£m
Cash at bank and in hand	1,080	1,713
Money market funds	153	236
Short-term bank deposits	329	221
Cash and cash equivalents in the Consolidated Balance Sheet	1,562	2,170
Bank overdraft	(730)	(1,291)
Cash and cash equivalents in the Consolidated Cash Flow Statement	832	879

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group’s banking facilities before being placed on deposit.

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands, and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is nil% (2022: nil%) with £nil fixed for six months (2022: £nil) and £1m fixed for six months to one year (2022: £1m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2023	2022
	£m	£m
Pound sterling	1	1
Other	21	23
	22	24
Analysed as follows:
Current portion	1	1
Non-current portion	21	23
	22	24

None of the financial assets are either past due or impaired in 2023 (2022: none).

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

Notes to the Consolidated Financial Statements

continued

Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near-perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge, or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

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

(b) Net investment hedge

These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged, therefore the hedge ratio is considered to be 1:1.

The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.

The following net investment hedges were in place at 31 December 2023:

US dollar net investment hedge relationship: $2,091m (2022: $2,091m) cross-currency swaps notional, $459m (2022: $700m) loan notional, and $206m (2022: $274m) cross-currency swaps future interest cash flows have been used to hedge $2,756m (2022: $3,065m) of the net assets of the US operating subsidiaries. The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €343m (2022: €577m) bonds are used to hedge the net assets of the euro operating subsidiaries totalling €343m (2022: €577m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Australian dollar (AUD) net investment hedge relationship: AUDnil (2022: AUD8m) overdraft is used to hedge AUDnil (2022: AUD8m) of the net assets of the AUD denominated operating subsidiaries. The movement in the overdraft balance due to changes in AUD/GBP exchange rates are in the opposite direction of the changes due to AUD/GBP in the subsidiaries’ assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY1,925m (2022: JPY1,925m) cross-currency swap notional and JPY27m (2022: JPY55m) cross-currency swaps future interest cash inflows have been used to hedge JPY1,898m (2022: JPY1,870m) of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate’s assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Notes to the Consolidated Financial Statements

continued

During the year there was no gain or loss (2022: £1m loss) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain so due to the Group’s policy of only using counterparties with a credit rating of A- and above.

For the year ended 31 December 2023, the amount in comprehensive income related to net investment hedge accounting was a gain of £109m (2022: £68m loss).

The effect of the foreign currency-related hedging instruments on the Group’s financial position and performance is shown in the table below:

	2023
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	9	(1,641)	November 2024 – October 2028	1:1	114	114	—	1.250
Cross-currency swaps	JPY	1	(11)	November 2024	1:1	1	1	—	167.269
Bonds	EUR	(298)	(298)	June 2027 – June 2030	1:1	6	6	—	1.162
Term loan	USD	(360)	(360)	October 2025	1:1	9	9	—	1.110

	2022
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	(105)	(1,728)	November 2024 – October 2028	1:1	(109)	(108)	(1)	1.250
Cross-currency swaps	JPY	—	(12)	November 2024	1:1	—	—	—	137.071
Bonds	EUR	(510)	(510)	June 2027 – June 2030	1:1	(22)	(22)	—	1.154
Term loan	USD	(579)	(579)	October 2025	1:1	60	60	—	1.152
Overdraft	AUD	(5)	(5)	n/a	1:1	—	—	—	1.819

The amount in net investment hedge reserves related to continuing hedges is a gain of £16m (2022: £91m loss), and the amount related to discontinued hedges is £nil (2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in OCI during the year due to the impact of currency basis (excluded from the hedge relationship) and the foreign exchange impact of realised interest on the hedging instrument (not reflected in the fair value change).

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

Notes to the Consolidated Financial Statements

continued

Cash flow hedge accounting has been applied to derivatives (marked as ‘cash flow hedge’ in the table on page F-63 in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as ‘non-hedge’.

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

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was a gain of £1m (2022: loss of £1m) from those derivatives in a cash flow hedge relationship. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties credit rating is A- and above.

Cash flow hedge accounting has been applied to €400m (2022: €400m) of the €400m 2024 bond, €500m (2022: €500m) of the €500m 2026 bond, €421m (2022: €421m) of the €850m 2027 bond, and €600m (2022: €600m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2023, the amount in comprehensive income related to cash flow hedge accounting was a gain of £3m (2022: £6m loss).

Cash flow hedge accounting has been applied to $350m (2022: $nil) of the $700m term loan. The interest rate swaps are used as hedging instruments to hedge the volatility in the SOFR interest rate of the term loan. For the year ended 31 December 2023, the amount in comprehensive income related to cash flow hedge accounting was £nil (2022: £nil).

The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:

2023
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		foreign
		at year	Notional			outstanding	hedged		exchange
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	13	1,668	November 2024 – October 2028	1:1	(21)	(21)	—	1.150
Interest rate swaps	USD	1	275	September 2024	1:1	1	—	1	—

2022
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		foreign
		at year	Notional			outstanding	hedged		exchange
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	34	1,700	November 2024 – October 2028	1:1	60	61	(1)	1.150

The amount in cash flow hedge reserves related to continuing hedges is a gain of £6m (2022: £3m gain), and the amount related to discontinued hedges is £nil (2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in OCI during the year due to the impact of currency basis (excluded from the hedge relationship) and the spot retranslation element of the fair value movement (which offsets the hedged item in the profit or loss).

C6. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities;

Notes to the Consolidated Financial Statements

continued

Level 2 — inputs other than quoted prices that are observable for the asset or liability, either directly as prices or indirectly through modelling based on prices; and

Level 3 — inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using weighted average cost of capital

	Fair value	Fair value	Fair value	Fair value
	assets	liabilities	assets	liabilities
	2023	2023	2022	2022
	£m	£m	£m	£m
Interest rate swaps (level 2):
– non-hedge	—	(1)	—	—
– net investment hedge	37	(27)	15	(120)
– cash flow hedge	24	(11)	36	(2)
Foreign exchange swaps (level 2):
– non-hedge	1	—	—	—
	62	(39)	51	(122)
Analysed as follows:
Current portion	5	(23)	—	—
Non-current portion	57	(16)	51	(122)
Derivative financial instruments	62	(39)	51	(122)
Contingent consideration (including put option liability) (level 3)	—	(76)	—	(70)
Analysed as follows:
Current portion	—	(36)	—	(32)
Non-current portion	—	(40)	—	(38)
Other payables	—	(76)	—	(70)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets £71m (2022: £21m) and net derivative liabilities £48m (2022: £92m).

The effective nominal value of foreign exchange swaps is £27m asset (2022: £17m liability) and foreign exchange forwards is £nil (2022: £nil).

Notes to the Consolidated Financial Statements

continued

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent	Contingent
	consideration	consideration
	2023	2022
	£m	£m
At 1 January	70	75
Exchange differences	(3)	(2)
Acquisitions	41	18
Payments	(28)	(24)
Revaluation of put option through equity	(4)	3
At 31 December	76	70

Fair value is equal to carrying value for all other trade and other payables.

Notes to the Consolidated Financial Statements

continued

The table below analyses the Group’s undiscounted cash flows on borrowings and derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than	Between	More than
	1 year	1 and 5 years	5 years	Total
	£m	£m	£m	£m
At 31 December 2023
Non-derivative financial instruments
Borrowings	(1,209)	(2,601)	(1,003)	(4,812)
	(1,209)	(2,601)	(1,003)	(4,812)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(454)	(1,707)	—	(2,162)
– inflow	400	1,703	—	2,103
Interest rate swaps:
– outflow	(21)	—	—	(21)
– inflow	31	—	—	31
Foreign exchange swaps:
– outflow	(140)	—	—	(140)
– inflow	140	—	—	140
	(44)	(4)	—	(49)
Net outflow	(1,253)	(2,605)	(1,003)	(4,861)
At 31 December 2022
Non-derivative financial instruments
Borrowings	(1,425)	(3,003)	(1,057)	(5,486)
	(1,425)	(3,003)	(1,057)	(5,486)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(64)	(1,369)	(549)	(1,982)
– inflow	20	1,264	534	1,818
Interest rate swaps:
– outflow	(1)	(3)	—	(4)
– inflow	10	9	—	19
Foreign exchange swaps:
– outflow	(15)	—	—	(15)
– inflow	15	—	—	15
	(35)	(99)	(15)	(149)
Net outflow	(1,460)	(3,102)	(1,072)	(5,635)

Notes to the Consolidated Financial Statements

continued

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt facilities comprise:

	Facility	Drawn at		Interest rate	Facility	Drawn at		Interest rate
	amount	year end	Headroom	at year end	amount	year end	Headroom	at year end
	2023	2023	2023	2023	2022	2022	2022	2022
	£m	£m	£m	%	£m	£m	£m	%
Non-current
$700m term loan due October 2025	550	550	—	5.94	579	579	—	4.90
$1.0bn RCF due October 2028	785	—	785	0.14	827	—	827	0.14

The RCF was undrawn throughout 2022 and 2023. There are no financial covenants on the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest	Effective hedged	Bond interest	Effective hedged
	coupon	interest rate	coupon	interest rate
	2023	2023	2022	2022
Current
€400m bond due November 2024	Fixed 0.950%	Fixed 3.60%	Fixed 0.950%	Fixed 3.21%
Non-current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.80%	Fixed 0.875%	Fixed 1.78%
€850m bond due June 2027	Fixed 3.875%	Fixed 5.01%	Fixed 3.875%	Fixed 3.98%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.23%	Fixed 0.500%	Fixed 1.30%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.48%	Fixed 4.375%	Fixed 4.38%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.20%	Fixed 5.000%	Fixed 5.11%
Average cost of bond debt at year-end rates		3.97%		3.28%

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

The Group considers the fair value of other current liabilities to be equal to the carrying value.

C8. Finance cost

		2023	2022	2021
	Note	£m	£m	£m
Hedged interest payable on medium-term notes issued[1]		61	39	10
Interest payable on bank loans and overdrafts[1]		42	5	3
Interest payable on RCF[1]		3	1	1
Interest payable on foreign exchange swaps[2]		44	19	14
Interest payable on leases	B4	25	10	6
Amortisation of discount on provisions		14	3	—
Fair value loss on hedge ineffectiveness		—	2	—
Total finance cost		189	79	34
1.	Interest expense on financial liabilities held at amortised cost.

Notes to the Consolidated Financial Statements

continued

2.

Interest payable on foreign exchange swaps including coupon interest payable for the year was £55m (2022: £26m). £12m has been reported in other comprehensive income due to hedge accounting (2022: £8m).

C9. Finance income

		2023	2022	2021
	Note	£m	£m	£m
Bank interest received		25	5	1
Fair value gain on hedge ineffectiveness		1	22	—
Foreign exchange gain on translation of foreign assets/liabilities		11	—	—
Hyperinflation accounting adjustment		11	22	3
Total finance income		48	49	4

D. Other

D1. Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Consolidated Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2023	2022	2021
	£m	£m	£m
2020 final dividend paid – 5.41p per share	—	—	100
2021 interim dividend paid – 2.09p per share	—	—	39
2021 final dividend paid – 4.30p per share	—	80	—
2022 interim dividend paid – 2.40p per share	—	42	—
2022 final dividend paid – 5.15p per share	131	—	—
2023 interim dividend paid – 2.75p per share	70	—	—
	201	122	139

An interim dividend of 2.75p per share was paid on 11 September 2023 amounting to £70m. A final dividend in respect of 2023 of 5.93p per share is to be proposed at the Annual General Meeting on 8 May 2024.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2023, but not recognised as a liability at year end, is £150m (2022: £130m; 2021: £80m).

D2. Share capital

The Company’s share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end the Company’s issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below.

The Company does not have a limited amount of authorised capital and does not hold any shares in treasury.

During the year, 2,500,000 new shares were issued in relation to employee share schemes.

	2023	2022
	£m	£m
Issued and fully paid
At 31 December – 2,522,539,885 shares (2022: 2,520,039,885)	25	25

Notes to the Consolidated Financial Statements

continued

D3. Contingent liabilities

The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, tax, and litigation. The Group also has contingent liabilities for the management or remediation of environmental issues. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs reliably. The possibility of any significant outflows in respect of these items is considered to be remote.

D4. Related party transactions

Subsidiaries

All transactions between Group subsidiaries were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Key management personnel

The Group’s strategy and policy are managed by the Executive Leadership Team. Their compensation is shown below:

	2023	2022	2021
	£m	£m	£m
Salaries and other short-term employee benefits	6	7	6
Post-employment benefits	2	—	1
Share-based payments	2	5	3
	10	12	10

Joint ventures and associate entities

Nippon Calmic Limited (49%), Boecker Public Safety Services – Qatar W.L.L. (24.5%) and Boecker Public Health Services Limited (30%) were associates during 2022 and 2023. In addition the Group acquired investments in associates based in China with the Terminix acquisition on 12 October 2022 as follows: Fujian Xunke Pest Control Company Limited (30%), Guangdong Vircon Pest Management Company Limited (30%), Ningbo Yuying Vector Control Company Limited (30%) and Guangdong New Hope City Pest Control Company Limited (30%). All balances related to associates are disclosed in Note B6.

There are no significant transactions between associate entities and other Group companies.

D5. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2023.

Related Undertakings

Subsidiaries and other associated undertakings at 31 December 2023

Subsidiaries:

		% held by
		Group
Company name	Share class	companies
Argentina
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina
Ecotec Interocéanica S.A.	Ordinary	100%
Australia
Level 3/153 Flinders Street, Adelaide SA 5000, Australia
Allstate Holdings (SA) Pty Ltd[1]	Ordinary	100%
Allstate Pest Control Pty Ltd[1]	Ordinary	100%
Allstate Services Pty Ltd[1]	Ordinary	100%
Unit A1, 3-29 Birnie Ave, Lidcombe Business Park, Lidcombe NSW 2141, Australia
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Initial Track Spray Pty Ltd[1]	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Limited	Ordinary	100%
Austria
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria
Rentokil Initial GmbH	Ordinary	100%
Bahamas
5th Terrace Centreville, P.O. Box N-1388, Nassau, New Providence, Bahamas
Rentokil Initial (Bahamas) Limited	Ordinary	100%
Tropical Exterminators (Holdings) Limited	Common	100%
Tropical Exterminators Limited	Common	100%
Barbados
One Welches, Welches St. Thomas, Barbados
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium
Brandekensweg 2, Schelle, 2627, Belgium
Ambius N.V.	Ordinary	100%
Initial Belux N.V.	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil
Rua Maria Braga Lima Dias, Alto Cajueiros, Macaé, Rio de Janeiro, 120, Brazil
Ativa Controle Ambiental Ltda	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil
Ecotec Brasil Tratamentos Fitossanitários Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770, Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil
Ecovec Comercio E Licenciamento De Tecnologias Ltda	Ordinary	100%
Rua Torrinha 171, Bairro Parque da Figueira, Campinas, CEP 13040-310, Brazil
Impacto Controle de Pragas Ltda.[1]	Ordinary	100%
Rua Francisco Gonçalo, 16, Loja A, Bairro Pires Façanha, Eusébio, Ceará, CEP 61775-070
Protecta Manejo Integrado de Pragas Ltda[1]	Ordinary	100%
Avenida Ceci, 348, Fundos, Centro Empresarial Tambore, CEP 06460-120, Barueri - SP, Brazil
Rentokil Initial Do Brasil Ltda	Ordinary	100%
Rua Carlos de Laet, 3.443, Boqueirão, Curitiba, Paraná, 81650-040, Brazil
União Sul Controle de Pragas Ltda ME	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Brunei Darussalam
Unit D1 & D1-1 Block D, Bangunan Hj Lajim & Anak-anak, Kampong Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial (B) Sdn Bhd	Non-redeemable preference shares	100%
	Ordinary	90%
Unit D3, Bangunan Hj Lajim & Anak-anak, Kampong Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial South East Asia Sdn Bhd[1]	Ordinary	90%
Canada
1222 Lesperance Road, Tecumseh ON N8N 1X5, Canada
Copesan Services Canada Inc.	Interest	100%
Suite 900, 1959 Upper Water Street, Halifax NS B3J 2X2, Canada
Rentokil Canada Corporation	Common Class A	100%
	Common Class B	100%
243-945 av. Newton, Québec G1P4M3, Canada
Terminix Canada Ltd.	Common	100%
Chile
Av. Víctor Uribe No 2080 Quilicura Santiago, Chile
Comercializadora de Insumos y Servicios	Social Rights Mauco Limitada	100%
Ingeclean S.A	Ordinary	100%
Rentokil Initial Chile SpA	Ordinary	100%
El Trapiche No.1322, Galpón No 4, Codominio Pacific, Coquimbo, Chile
Control De Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile
Desan SPA	Ordinary	100%
Av. El Salto, Santiago, 4001, Chile
Ingeniería en Sanitización S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile
Plaguisur Limitada	Ordinary	100%
Av. Pdte Ibañez 352, Puerto Montt, Chile
Sociedad Comercial 7 Plagas Limitada[1]	Ordinary	100%
People's Republic of China
East 2nd Floor, No. 460 Wenyi West Road, Xihu District, China
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili#42, Beijing, China
Rentokil Initial (China) Ltd	Ordinary	100%
Colombia
Cr 42A 80B 07, Barranquilla, Colombia
Colplagas S.A.S	Ordinary	100%
Calle 162# 20-08, Bogota, Colombia
Continental De Fumigaciones S.A.S.	Ordinary	100%
Cr 20 No 162-11, Colombia
Fumigaciones Young S.A.S.	Ordinary	100%
Calle 15 Sur, No 48-130 Medellin, Antioquia, Colombia
Fumigax S.A.S.	Ordinary	100%
Carrera 19B No 164A-81, Bogota, Colombia
Rentokil Initial Colombia S.A.S.	Common	100%

		% held by
		Group
Company name	Share class	companies
Costa Rica
San Jose-Escazu San Rafael, Terraforte Building Second Floor, Cordero, Cordero Abogados, Costa Rica
Decolim Limitada	Common	100%
Avenida 18, calles 17 y 19, edificio 47, Barrio Luján, San José, Costa Rica
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
Curaçao
Parke Komersial Korsou, A 24 Veeris, Curacao
Chuchubi Pest Control N.V.	Common	100%
Czech Republic
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic
Rentokil Initial s.r.o.	Ordinary	100%
Denmark
Paul Bergsoes Vej 22, 2600 Glostrup, Denmark
Rentokil Initial A/S	Ordinary	100%
Dominican Republic
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States
Oliver Exterminating Dominicana Corp.	Common	100%
El Salvador
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, San Salvador, Central America, El Salvador
SAGRIP, S.A. DE C.V.	Ordinary	100%
Estonia
Turi Str. 3/1, 11313, Tallinn, Estonia
Rentokil OÜ	Ordinary	100%
Eswatini
Umkhiwa House Lot 195, Karl Grant Street, Mbabane, Eswatini
RI Swaziland (Pty) Ltd	Ordinary	100%
Fiji
Lot 5, Kaua Road, Suva, Fiji
Rentokil Initial Pte Limited	Ordinary	100%
Finland
Tikkurilantie 10 Vantaa, Finland, 01380, Finland
Rentokil Initial Oy	Ordinary	100%
France
ZA Bertoire II 14, avenue René Dumont, 13410, LAMBESC, France
ABAIPRO	Ordinary	100%
209 rue de la Belle Etoile, 95700, Roissy-en-France, France
Ambius SAS	Ordinary	100%
6, rue Livio, 67100, Strasbourg, France
CAWE FTB Group SAS	Ordinary	100%
145, rue de Billancourt, 92100, Boulogne Billancourt, France
Initial Hygiene Services SAS	Ordinary	100%
Initial SAS	Ordinary	100%
Rentokil Initial Holdings (France) SA	Ordinary	100%
SCI Gravigny	Ordinary	100%
SCI Vargan	Ordinary	100%
39-53 boulevard Ornano Immeuble Pleyad 3, 93200, Saint-Denis, France
Rentokil Initial Environmental Services SAS	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%
ZAC des Epineaux 7, avenue Louis Blériot 95740 FRÉPILLON, France
Technivap SAS	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
French Guiana
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana
Rentokil Initial Guyane SARL	Ordinary	100%
Germany
Amselweg 20, 87480, Weitnau, Germany
G.S.D. Gesellschaft für Schädlingsbekämpfung u. Desinfektion mbH	Ordinary	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Wittener Str. 56, 44789 Bochum, Germany
Preventa Schadlingsbekampfung GmbH	Ordinary	100%
Heuesch 1, 49808 Lingen (Ems), Germany
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
Seemann Schädlingsbekämpfung und Holzschutz GmbH & Co.KG	Ordinary	100%
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Ghana
43 Cashew Road, Okpoi Gonno, Park Street, Accra, P. O. BOX 8747, Ghana
Rentokil Initial Ghana Limited	Ordinary	100%
Greece
7 Aristotelous Street, Tavros, Athens, 177 78, Greece
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe
7 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe
Pole Hygiene et Recyclage Group SAS[1]	Ordinary	100%
6 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe
SOS Guadeloupe Traitement Sarl	Ordinary	100%
Guatemala
9 Av. 39-97, Zona 8, Ciudad Guatemala, Guatemala
Servicios Agricolas Profesionales Sociedad Anonima	Ordinary	100%
Guernsey
P O Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
Felcourt Insurance Company Limited	Ordinary	100%
Guyana
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.	Ordinary	100%
San Pedro Sula, Departamento de Cortes, San Pedro Sula, Honduras
Sagrip Honduras S.A.	Nominative	100%
Hong Kong
23/F, Westin Centre, 26 Hung to Road, Kwun Tong, Kowloon, Hong Kong
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
India
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai, Maharashtra, 400 104, India
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Villa No.3, Crescent Villa, Candolim, Goa, 403515, India
PCI Pest Control Private Limited	Ordinary	65%[4]
Indonesia
South Quarter Tower B, Lantai 21, Unit E,F,G,H. JI. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel., Cilandak Barat, Kec Cilandak, Jakarta, Selatan, Indonesia
PT. Calmic Indonesia	Common A	100%
	Common B	100%
PT. Rentokil Indonesia	Common A	100%
	Common B	100%
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah Abang, Jakarta Pusat, Indonesia
PT Wesen Indonesia	Ordinary	100%
Republic of Ireland
Hazel House, Millennium Park, Naas, County Kildare, Ireland
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited	Ordinary	100%
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
15 Oxford Lane, Dublin 6, Ranelagh, Dublin, D06 W5K2, Ireland
Pest Pulse Limited	€0.0075	100%
	Ordinary A
	€0.0075	100%
	Ordinary
	€0.01	100%
	Ordinary
Opposite Rosary Place, Castleredmond, Midleton, Co. Cork, Midleton, Ireland
Ronaldon Limited	Ordinary	100%
Israel
13 Hadid 7313500, Israel
Eitan Amichai Pest Management IPM Ltd	Ordinary	100%
Yarokologi Ltd.	Ordinary	100%
Italy
Via Laurentina km. 26,500, 157 a/c, 00071, Pomezia, Italy
Rentokil Initial Italia SpA	Ordinary	100%
Jamaica
39-41 Second Street, Newport West, Kingston 13, Jamaica
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan
Arena Public Health Co.	Ordinary	100%
Kenya
Unit 5 Sameer Industrial Park, Roac C, Off Enterprise Road Industrial Area, Nairobi, Kenya
Rentokil Initial Kenya Limited	Ordinary	100%
Republic of Korea
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul, Korea, 121-856, Republic of Korea
Rentokil Initial Korea Ltd	Common	100%
Lebanon
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon
Boecker International SAL (Offshore)	Ordinary	100%
Adonis Building, Bechara el Khoury, Beirut, Lebanon
Boecker Public Health s.a.l	Ordinary	100%
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon
Boecker World (Holding) s.a.l.	Ordinary	100%
Libya
Janzour, Tripoli, Libya
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania
Drobės g. 62, LT-45181, Kaunas, Lithuania
Dezinfa, UAB	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Luxembourg
Rue de la Chapelle 47, 4967, Clemency, Luxembourg
R-Control Desinfections SA	Ordinary	100%
Rentokil Luxembourg Sarl	Ordinary	100%
6 Rue Eugène Ruppert, L-2453, Luxembourg
SVM Finance Luxembourg 1 S.a.r.l.	Ordinary	100%
6 Rue Eugène Ruppert, L-2453, Luxembourg
SVM Finance Luxembourg 2 S.a.r.l.	Ordinary	100%
Malawi
Plot No. LE 377, Patridge Avenue, Limbe, P O BOX 5135, Malawi
Rentokil Initial Limited	Ordinary	100%
Malaysia
Level 8 Symphony House Pusat Dagangan Dana 1, Jalan PJU 1A/46, Petaling Jaya, 47301 Selangor Darul, Selangor, Malaysia
Rentokil Initial (M) Sdn Bhd	Ordinary	100%
UFTC Sdn Bhd	Ordinary	100%
Maldives
No. 6-A, Faamudheyrige Building, Orchid Magu, Repu, Malé, Maldives
Rentokil Initial Maldives (Pvt) Ltd	Preferential Shares	60%
Martinique
Soudon, Le Lamentin, 97232, Martinique
Rentokil Initial Martinique Sarl	Ordinary	100%
Mexico
Calle Sauce 29, Col. Santa Maria La Ribera, Delegación Cuauhtemoc, CDMX , 06400, Mexico
Control Vifer, S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Servicios de Plagas Terminix, S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Terminix International S.A. de C.V.	Ordinary A	100%
	Ordinary B	100%
Juan Álvarez #482, Colonia Centro, Monterrey, N.L., 64000, Mexico
Balance Urbano Control de Plagas S.A. de CV	Ordinary	100%
Calle 29, No. 210 Col. Garcia Gineres, Merida, Yucatán, 97070, Mexico
Personal Profesional de Pesticidas S.A. de C.V.	Ordinary	100%
Mozambique
Avenida da Namaacha, kilometro 6, Residencial Mutateia, Cidade da Matola, Mozambique
Rentokil Initial Mozambique Limitada	Ordinary	100%
Netherlands
Impact 6, 6921 RZ, Duiven, Netherlands
Ambius B.V.	Ordinary	100%
Oude Middenweg 77, 2491 AC, Den Haag, Netherlands
B.V. Rentokil Funding	Ordinary A	100%
BET (Properties) B.V.	Ordinary	100%
BET Finance B.V.	Ordinary	100%
Holland Reconditionering B.V.	Ordinary	100%
Rentokil Initial Finance B.V.	Ordinary	100%
Rentokil Initial International B.V.	Ordinary	100%
Rentokil Initial Overseas (Holdings) B.V.	Ordinary	100%
Ravenswade 54-S, 3439, Nieuwegein, LD, Netherlands
Rentokil Initial B.V.	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
New Zealand
Level 1, 89 Carbine Road, Mount Wellington, Auckland, 1060, New Zealand
Rentokil Initial Limited	Ordinary	100%
Norway
Sanitetsveien 17, Skjetten, Lillestrøm, 2013, Norway
Rentokil Forsikring AS	Ordinary	100%
Rentokil Initial Norge AS	Ordinary	100%
Skadedyrbutikken AS	Ordinary	100%
Pakistan
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan
C-Shine Sustainable Solutions (Private) Limited	Ordinary	70%
Peru
Calle 23 Mza, Z-1 Lote 9, Villa El Salvador, Peru
Ingeclean Peru S.A.C	Ordinary	100%
Philippines
No 73 Elisco Road, Bo, Kalawaan, Pasig City, 1600, Philippines
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640, Warszawa, Poland
Rentokil Polska Sp. z o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland
Vaco sp. z o.o	Ordinary	100%
Portugal
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal
Rentokil Initial Portugal – Servicos de Proteccao Ambiental, Lda.	Ordinary	100%
Puerto Rico
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States
Rentokil of Puerto Rico, Inc.	Common	100%
Saudi Arabia
King Abdul Aziz Road, Suliemaniyah, Riyadh, 12243, Saudi Arabia
BET Trading LLC	Ordinary	100%
4477 King Abdul Aziz Road, Suleimaniya, Unit 2 Riyadh KSA, Saudi Arabia
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No: 401, 4th Floor, Al Tamimi Building, Al Khobar North, Al Khobar, 31952, Saudi Arabia
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Singapore
16 Jalan Mesin, Singapore, 368815, Singapore
Rentokil Initial Asia Pacific Management Pte Ltd	Ordinary	100%
Rentokil Initial Singapore Private Limited	Ordinary	100%
Slovakia
Kopcianska 10, Bratislava, 851 01, Slovakia
Rentokil Initial s.r.o.	Ordinary	100%
South Africa
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow, 7000, South Africa
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
2 Stigant Road, Claremont, Cape Town, 7708, South Africa
Newshelf 1232 (Pty) Ltd	Preference	100%
Rentokil Initial (Proprietary) Limited	Ordinary	100%
Rentokil Initial Dikapi JV (Pty) Limited	Ordinary	59%
Spain
C/ Monasterio de Nájera 1, 50002, Zaragoza, Spain
Desinfecciones Bionext, S.L.[1]	Ordinary	100%
C/ Mar Mediiterráneo 1, 28830 San Fernando de Henares, Madrid, Spain
Initial Gaviota S.A.U	Ordinary	100%
Rentokil Initial Espana SA	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Polígono Industrial “Pla de Vallonga”, Calle Meteorito, 59 – Alicante, Spain
Lokimica S.A	Ordinary	100%
Calle de la Nena Casas, 71, 08017, Barcelona, Spain
Servicios Depec S.L.	Ordinary	100%
C/ Palanca 34 Local Calle, 28045, Madrid, Spain
Tecnologia y Desarrollo Medioambiental, S.L.[1]	Ordinary	100%
Sri Lanka
No. 307, Negombo Road, Peliyagoda, Sri Lanka
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
Sweden
Avestagatan 61, SE 163 53 Spanga, Sweden
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Rentokil AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%
c/o Nomor AB, Tusbystråket 1B, 191 61, Sollentuna, Sweden
Nomor AB	Ordinary	100%
Nomor Försăkring AB	Ordinary	100%
Nomor Holding AB	Ordinary	100%
Terminix Nomor AB	Ordinary	100%
Switzerland
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland
Rentokil Schweiz AG	Ordinary	100%
Taiwan
14F-1, No. 26, Ln. 61, Sec. 1,, Guangfu Rd., Sanchong Dist., New Taipei City, Taiwan (Province of China)
Initial Hygiene Co Ltd	Ordinary	100%
Rentokil Co., Limited	Ordinary	100%
Tanzania
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 21184, Dar es Salaam, Tanzania
Initial Hygiene (T) Limited	Ordinary	100%
Thailand
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, Thailand, 10400, Thailand
Cannon Pest Management Co. Ltd	Ordinary	100%
Rentokil Initial (Thailand) Ltd	Ordinary	100%
Trinidad and Tobago
Field no. 82, KK-LL, Aranguez South, Trinidad and Tobago
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Tunisia
Technopole Textile, SAHLINE, NEOTEX, MONASTIR, Sahline, 5012, Tunisia
CAP Tunis	Ordinary	100%
Turkey
1201/1 sok. No:2 Kat:3 D:301-302 Su Plaza, Yenişehir, Konak, Izmir, Turkey
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi A.Ş	Ordinary	100%
Uganda
Plot No 2012, Kalinabiri Road, Ntinda, Kampala, Uganda
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Food Safety L.L.C.	Ordinary	100%
Al Shafar Tower 1, 14th floor, office No. 1401, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Pest Control L.L.C.	Ordinary	100%
Boecker Public Health Pest Control	Ordinary	100%
Equipment Trading L.L.C.
Rentokil Initial Pest Control LLC	Ordinary	100%
Office 5, M26, Mussafah, Abu Dhabi, United Arab Emirates
National Pest Control LLC	Ordinary	100%
7122 228/M AL, Shop #G4, Al Manakh, Sharjah, United Arab Emirates
National Pest Control Per Person Company LLC	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
United Arab Emirates (continued)
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates
Specialist Int. Pest Control LLC	Ordinary	100%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
	Deferred	100%
BET Environmental Services Ltd	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[2]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[2]	Ordinary	100%
Castlefield House Limited	Ordinary	100%
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[2]	Ordinary	100%
Contemporary Plant Designs Limited[1,2]	Ordinary	100%
Dudley Industries Limited	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[2]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Interior Contracts (UK) Limited[1,2]	Ordinary	100%
Kent Tropical Interiors Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
Manor Planting Ltd[1,2]	Ordinary	100%
Nature At Work Limited[1,2]	Ordinary	100%
Newman's Plants Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Opel Transport & Trading Company Limited	Ordinary	100%
Paul Lomax Limited[1,2]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
Peter Cox Limited	Ordinary A	100%
Plant Nominees Limited	Ordinary	100%
Prime Projects International Limited[1,2]	Ordinary	100%
Prokill (UK) Ltd	Ordinary A	100%
Prokill Limited	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
	Ordinary D	100%
Rapid Washrooms Limited	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%

		% held by
		Group
Company name	Share class	companies
United Kingdom (continued)
Rentokil Dormant (No. 6) Ltd	Ordinary	100%
Rentokil Initial (1896) Limited	Ordinary	100%
Rentokil Initial (1993) Limited[2]	Ordinary	100%
Rentokil Initial 1927 plc	Ordinary	100%
Rentokil Initial Americas Limited[2]	Ordinary	100%
Rentokil Initial Asia Pacific Limited[2]	Ordinary	100%
Rentokil Initial Brazil Limited[2]	Ordinary	100%
Rentokil Initial Finance Limited[2]	Ordinary	100%
Rentokil Initial Holdings Limited[2]	Ordinary	100%
Rentokil Initial Investments South Africa[2]	Ordinary	100%
Rentokil Initial Pension Trustee Limited	Ordinary	100%
Rentokil Initial Services Limited	Ordinary	100%
Rentokil Initial UK Ltd	Ordinary	100%
Rentokil Insurance Limited	Ordinary	100%
Rentokil Limited[2]	Ordinary	100%
Rentokil Overseas Holdings Limited[2]	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
United Kingdom (continued)
Rentokil Property Care Limited	Ordinary	100%
Rentokil Property Holdings Limited[2]	Ordinary	100%
RI Dormant No.18 Limited	Ordinary	100%
RI Dormant No.20 Limited	Ordinary	100%
Saaman Limited[1,2]	Ordinary	100%
Stephens & Carter Limited[5]	Ordinary	100%
Stratton House Leasing Limited[2]	Ordinary	100%
SVM International Services Limited	Ordinary	100%
Target Express Holdings Limited	Ordinary	100%
Target Express Limited	Ordinary	100%
Target Express Parcels Limited	Ordinary	100%
TEB Cleaning Services Limited	Ordinary	100%
The Palfreymans Limited[1]	Ordinary A	100%
	Ordinary B	100%
	Ordinary C	100%
	Ordinary D	100%
	Ordinary E	100%
Tropical Ambience Limited[1,2]	Ordinary	100%
Tropical Innovation Limited[1,2]	Ordinary	100%
Urban Planters Franchise Limited[1,2]	Ordinary	100%
Harper Macleod, The Ca’D’Oro, 45 Gordon Street, Glasgow, G1 3PE, UK
Duct Clean Services Ltd[1,2]	Ordinary	100%
Industrial Clothing Services Limited	Ordinary	100%
Pest Protection Services (Scotland) Limited	Ordinary A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Ltd.	Ordinary	100%

		% held by
		Group
Company name	Share class	companies
United States
Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Anza, LLC	Ordinary	100%
Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
CDRSVM Holding, LLC	Common	100%
CDRSVM Investment Holding, LLC	Common	100%
Creative Plantings Inc	Ordinary	100%
Initial Contract Services LLC	Interest	100%
Ramac (US) LLC	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Secure Monthly Affordable Credit Corporation	Common	100%
Secure Monthly Affordable Credit Limited Partnership	Ordinary	100%
SVM Honduran Service and Investments Company, LLC	Interest	100%
SVM Olympus Service Company, LLC	Interest	100%
SVM Progressive Service Company, LLC	Interest	100%
SVM Technicians Service Company, LLC	Interest	100%
SVM Vanguard Service Company, LLC	Interest	100%
Terminix Consumer Services, LLC	Interest	100%
Terminix Holdings, LLC	Ordinary	100%
Terminix International Holdings, Inc	Interest	100%
Terminix Management Corporation	Interest	100%
Terminix Receivables Company LLC	Interest	100%
The Terminix Company, LLC	Interest	100%
The Terminix Foundation	Interest	100%
TMX Holdco, Inc.	Common	100%
United Transport America LLC	Interest	100%
Virginia Properties Inc	Ordinary	100%
W.B. McCloud & Co., Inc.	Interest	100%
2540, Lawrenceville Hwy, Lawrenceville, GA 30044, United States
Asiatic Holdings LLC	Ordinary	100%
Steritech-Canada, Inc.	Common	100%
1000 Labarre Road, Metairie, LA 70001, United States
Mississippi Mosquito Control, LLC	Interest	100%
Mosquito Control of Lafourche, LLC	Interest	100%
Mosquito Control Services of Florida, LLC	Interest	100%
Mosquito Control Services of Georgia, LLC	Interest	100%
Mosquito Control Services, LLC	Interest	100%
Rittiner Group, LLC	Interest	100%
St. Charles Mosquito Control, LLC	Interest	100%
St. John Mosquito Control, LLC	Interest	100%
Terrebonne Mosquito Control, LLC	Interest	100%
PO Box 4510 Ten Free Street, Portland ME 04112, United States
Asiatic Investments, Inc.	Ordinary	100%
2288 150th Street Halstad MN 56548, United States
Airborne Vector Control LLC	Common	100%
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States
Advanced Pest Management Co, LLC	Common	100%
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Cygnet Enterprises, Inc	Common	100%
Medentex LLC	Common	100%
Rentokil Initial Environmental Services LLC	Interest	100%
Rentokil North America, Inc.	Ordinary	100%
Solitude Lake Management, LLC	Common	100%
Vector Disease Acquisition, LLC	Common	100%
	Common	100%
	Series A

	Common	100%
	Series B
Vector Disease Control International, LLC	Common	100%
1313 Miller Road, Greenville SC 29607, United States
Gregory Pest Control, LLC	Ordinary	100%
150 Peabody Place, Memphis TN 38103-3720, United States
Copesan Services, Inc.	Interest	100%
The Terminix International Company Limited Partnership	Ordinary	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States
Terminix Gift, LLC	Interest	100%
463 Mountain View Drive, Suite 301, 3rd Floor, Colchester VT 05446, United States
Steward Insurance Company	Common	100%
Uruguay
Tomás Giribaldi, apto 3, 2270, Uruguay
Amalur Uruguay Sociedad Anónima[1]	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay
La Sanitaria S.A.	Ordinary	100%
La Paz, 1227, Departamento de Montevideo, Uruguay
Livelux S.A.	Ordinary	100%
Vietnam
68 Hong Ha, Ward 2, Tan Binh District, Ho Chi Minh City, Vietnam
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, US
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, US
Terminix International USVI, LLC	Interest	100%

Associated undertakings:

		% held by
		Group
Company name	Share class	companies
People’s Republic of China
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China
Fujian Xunke Pest Control Company Limited	Ordinary	30%
Room 1005, Unit1, Building1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China
Guangdong New Hope City Pest Control Company Limited	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China
Guangdong Vircon Pest Management Company Limited	Ordinary A	30%
Room (2-1), Unit19, Xindian Xingzuo, Haishu district, Ningbo City, Zhejiang Province, China
Ningbo Yuying Vector Control Company Limited	Ordinary	30%
Egypt
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt
ServicePros S.A.E.[3]	Ordinary	30%
France
41 Avenue de La Porte de Villiers, 92200, Neuilly-Sur-Seine, France
SCI Pierre Brossolette	Ordinary	26.25%
Japan
Kyoritsu Seiyaku Building, 1-5-10 Kudan Minami, Chiyoda-Ku, Tokyo, Japan
Nippon Calmic Ltd	Ordinary	49%
Nigeria
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria
Boecker Public Health Services Ltd	Ordinary	30%
Norway
Veverivegen 10, 2848 Skreia, Norway
Skadedyrkontrollen Øst AS	Ordinary	40%
Qatar
16 A Al Mana Business Tower, Doha, Qatar
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited	Ordinary	50%

Note: The percentage of shares held by Group companies remains unchanged in 2023 for all companies unless otherwise stated.

1.	Acquired or incorporated by the Group in 2023.
2.	As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
3.	This entity is non-operational and the Group does not carry out business in this jurisdiction.
4.	2022: 57%
5.	Temporary restoration; company was dissolved in 2010.