Form 20-F
period 2024-12-31
RENTOKIL INITIAL PLC /FI
filed 2025-03-26
CIK 930157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________________

For the transition period from ___________________ to _______________________

Commission file number: 011-41524

RENTOKIL INITIAL PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom
(Address of principal executive offices)

Rachel Canham Rentokil Initial plc Compass House Manor Royal Crawley West Sussex RH10 9PY United Kingdom Telephone: +44 (0)1293 858000 E-mail: secretariat@rentokil-initial.com
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

The number of outstanding shares of each class of stock of Rentokil Initial plc as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Ordinary shares of £0.01 each:	2,524,539,885

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧  No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻  No ⌧

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

Yes ⌧  No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧  No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻
Emerging growth company ◻

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	◻	International Financial Reporting Standards as issued by the International Accounting Standards Board	⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17  ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻  No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻  No ◻

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information for the 2024 Form 20-F of Rentokil Initial plc (the “Company”) set out below is being incorporated by reference from the Company’s Annual Report 2024 included as exhibit 15.1 to this Form 20-F (the “Annual Report 2024”).

Presentation of Financial and Other Information

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. To the extent that any information incorporated by reference into this Form 20-F itself incorporates information by reference (including by way of internal cross reference), such information shall not form part of this Form 20-F. All references in this Form 20-F to “us”, “we” or “the Company” are to Rentokil Initial plc. Unless the context otherwise requires, “Rentokil Initial” or “Group” refers to the Company and its consolidated entities. Other information contained within the Annual Report 2024 included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included. None of the websites referred to in the Annual Report 2024, including where a link or QR code is provided, nor any information contained on such websites is incorporated by reference in this Form 20-F.

In addition to the information set out below, the information set forth under the headings “Glossary” on page 241 and “Cautionary Statement” on page 242, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

References herein to Rentokil Initial websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F. References to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Annual Remuneration Report-2024—Directors’ remuneration in the year to 31 December 2024” on pages 134 to 144 refer to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” on pages F-2 to F-4 of this Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Form 20-F and the Annual Report 2024 contain statements that are, or may be, forward-looking regarding the Group’s results of operations, business strategy, plans and objectives, including, among other things, statements about the Group’s financial condition, liquidity, prospects, growth and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. These statements are often, but not always, made through the use of words or phrases such as “believe”, “anticipate”, “could”, “shall”, “is optimistic”, “continues”, “may”, “would”, “is likely to”, “should”, “intend”, “seek”, “aim”, “plan”, “potential”, “predict”, “will”, “expect”, “estimate”, “project”, “positioned”, “strategy”, “outlook”, “target” and similar expressions.

Although we believe that the forward-looking statements in this Form 20-F and the Annual Report 2024 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

●	our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
●	difficulties in integrating, streamlining and optimising our IT systems, processes and technologies, including artificial intelligence technologies;
●	our ability to attract, retain and develop key personnel to lead our business;
●	the availability of a suitably skilled and qualified labour force to maintain our business;
●	cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers;
●	inflationary pressures, such as increases in wages, fuel prices and other operating costs;
●	weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers;

●	our ability to implement our business strategies successfully, including achieving our growth objectives;
●	our ability to retain existing customers and attract new customers;
●	the highly competitive nature of our industries;
●	extraordinary events that impact our ability to service customers without interruption, including a loss of our third-party distributors;
●	the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition and/or prospects;
●	supply chain issues, which may result in product shortages or other disruptions to our business;
●	our ability to protect our intellectual property and other proprietary rights that are material to our business;
●	our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation;
●	any future impairment charges, asset revaluations or downgrades;
●	failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes and the risk of related litigation;
●	termite damage claims and lawsuits related thereto and associated impacts on the termite provision;
●	our ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
●	any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation related to such actual or perceived failures;
●	the identification of a material weakness in our internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act;
●	changes in tax laws and any unanticipated tax liabilities;
●	adverse credit and financial market events and conditions, which could, among other things, impede access to, or increase, the cost of financing;
●	the restrictions and limitations within the agreements and instruments governing our indebtedness;
●	a lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies;
●	an increase in interest rates and the resulting increase in the cost of servicing our debt; and
●	exchange rate fluctuations and the impact on our results or the foreign currency value of our American Depositary Shares (“ADSs”) and any dividends.

Further details on the principal risks that may affect the Group can be found in the “Risks and Uncertainties” section detailed on pages 83 to 84 and on page 77 (in relation to climate-related risks), in each case of the Company’s Annual Report 2024 included as exhibit 15.1 to this Form 20-F, as well as on pages F-50 to F-52 (in relation to financial risks) and under the heading Item 3.D “Risk Factors”, in each case of this Form 20-F.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the UK Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this Form 20-F and the Annual Report 2024 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Form 20-F and the Annual Report 2024 should be construed as a profit forecast.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the factors described below, in addition to the other information set forth in this Form 20‑F. Providing route-based services carries various inherent risks and uncertainties that may affect our business. In this section, we describe the risks and uncertainties that we consider material to our business in that they may have a significant effect on our business, reputation, results of operations, financial condition and/or prospects.

This Annual Report includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. We believe that the forward-looking statements about Rentokil Initial in this Form 20‑F, identified by words such as “believes”, “anticipates”, “could”, “may”, “would”, “is likely to”, “should”, “intends”, “seeks”, “aims”, “plans”, “potential”, “predicts”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, “outlook”, and “target”, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Business Strategies and Operations

If we are unsuccessful in integrating acquisitions or if our disposals result in unexpected costs or liabilities, our business could be materially and adversely affected.

We have a strategy that includes growth by acquisition to extend our geographic footprint and to improve our market share in existing locations. For example, we acquired 36 new businesses in 2024, and we may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. These acquisitions need to be integrated quickly and efficiently to minimise potential impact on the operations of the acquired business and the existing business. There are a number of risks to the successful integration of acquired businesses, including the former Terminix business. These risks include, but are not limited to, the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations, systems, processes, pay plans, brands and customer offerings as well as difficulties in retaining and assimilating employees and customers. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing, potential or reasonably foreseeable problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition, or the benefits may not occur within the time periods we anticipated. The realisation of such benefits may be affected by a number of factors, many of which are beyond our control. If we fail to (i) successfully integrate acquisitions into our existing organisational structures and IT systems, (ii) deliver the revenue and profit targets, or (iii) deliver any expected synergy benefits, such as cost savings, the acquired business may not achieve the expected financial and/or operational benefits which could lead to potential adverse short-term or long-term effects on our business, reputation, results of operations, financial condition and/or prospects. Our business may be required to recognise impairment charges or be subject to asset revaluations or downgrades by applying a value in use based test annually. We may also experience difficulties, costs or delays in migrating acquired businesses to our systems, processes and technologies.

In addition, we have sold a number of our businesses in the past and expect to continue to dispose of businesses from time to time if consistent with our strategy. Furthermore, under business sale contracts, we may provide warranties and indemnities to purchasers. Accordingly, we may make provisions in our consolidated financial statements for potential liabilities and costs relating to a disposed business. We may also make provisions in our consolidated financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of our businesses may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may experience difficulties integrating, streamlining and optimising our IT systems, processes and technologies, including artificial intelligence technologies.

We have invested in, and expect to continue to invest in, a wide range of new systems, processes and technologies intended to improve many aspects of our business, including those incorporating artificial intelligence (“AI”). These systems, processes and technologies impact customers, suppliers, employees and others, including new systems that integrate, streamline and enhance legacy operating IT systems. These activities have required, and may continue to require, significant investment of human and financial resources. We may experience significant delays, increased costs and other difficulties as a consequence of significant disruption or deficiency in implementing such systems, processes and technologies, which could adversely affect our ability to process work orders, send invoices, track and collect payments, fulfil contractual obligations or otherwise operate our business. In addition, our efforts to centralise various business processes within our organisation in connection with this implementation may disrupt operations and negatively impact our business, reputation, results of operations, financial condition and/or prospects.

In addition, a failure to integrate well-designed and properly functioning AI technologies could result in competitive disadvantages, increased costs associated with suboptimal utilisation of AI technology or additional resources to address issues and inefficiencies or non-compliance with applicable AI laws and regulations. Inability to adopt AI technology in an effective and compliant manner could result in reputational damage if we are perceived as being unable to effectively leverage emerging technologies and using data in a manner inconsistent with consumers’ ethical expectations and company values.

We depend on key personnel to lead our business.

Our continued success will depend largely on our ability to attract, retain, and develop a high calibre of talent and on the efforts and abilities of our executive officers and certain other key colleagues. As we continue to grow our business, make acquisitions, expand our geographic scope, and offer new products and services, we need the organisational talent necessary to ensure effective succession for executive officer and key colleague roles in order to meet the growth, development and profitability goals of our business. Our operations could be materially and adversely affected if, for any reason, we were unable to attract, retain or develop such officers or key colleagues and successfully execute organisational change and management transitions at leadership levels, or if we have to incur significant costs to retain such individuals or to identify, hire and retain replacements for departing employees. No assurance can be given that we will be able to attract or retain employees to the same extent that we have been able to attract or retain employees in the past.

We depend on a suitably skilled and qualified labour force to maintain the business.

Our ability to maintain our customer service and execute our business strategy depends on our ability to attract and retain a suitably skilled and qualified labour force. There can be no assurance that we will be able to recruit, train and retain such a labour force in sufficient numbers or of sufficient quality, or that pressure to recruit will not lead to a significant increase in employee costs. In markets where overall employment rates are high, and/or our business is growing quickly, either organically or through acquisitions, we may have difficulties attracting, training and retaining operational personnel of suitable capability. In addition, changes in the global job market may cause, or continue to cause, difficulty in recruiting, training and retaining a suitably skilled and qualified labour force. As a result, we could experience difficulty in responding to customer calls in a timely fashion or delivering our services in a high-quality or timely manner, and could be forced to increase wages to attract, train and retain colleagues, which would result in higher operating costs and reduced profitability. Any of these factors may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Moreover, some of our colleagues are members of local trade unions and similar organisations. Industrial action in key operations could result in diminished customer service levels or higher costs and, if prolonged, could damage our reputation and ability to retain existing customers or acquire new customers. Although we believe that all of our operations have good relations with their colleagues and the trade unions that represent those colleagues (where applicable), there can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where we operate) will not adversely affect our business, reputation, results of operations, financial condition and/or prospects. In addition, potential competition from key colleagues who leave Rentokil Initial could impact our ability to maintain our market share in certain geographic areas.

Cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers, could expose us to liability, limit our ability to effectively monitor, operate and control operations and adversely impact our business, reputation, results of operations, financial condition and/or prospects.

Our business is dependent on effective IT systems and data security procedures. We and our third-party service providers may be subject to significant system or network disruptions from numerous causes, including cyber security breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyber attacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognised until launched against a target, we and our third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cyber security risk has increased due to increased online and remote activity and we have in the past experienced, and may continue to experience, increases in the number and seriousness of cyber attacks, including distributed denial-of-service attacks and ransomware incidents. In 2024, our organisation encountered seven cyber security incidents, each effectively addressed through our established incident response protocol and none of which had a material impact on our business. All of these incidents were reported to the Board or Audit Committee, who have oversight of the risks from cyber security threats, by management, who are responsible for managing prevention, detection, mitigation and remediation of cyber security incidents. Although such attacks have been detected and mitigated before they were able to have a material impact on the business in the past, it is possible that future cyber attacks could avoid detection or prevention and have a material impact.

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

We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any cyber security vulnerabilities, breaches, attacks or other similar incidents. Any cyber security incident, attack or other similar incident, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, could harm our competitive position, result in violations of applicable data privacy or cyber security laws or regulations, result in a loss of customer confidence in the adequacy of threat mitigation and detection processes and procedures, cause disruption to business activities, divert management attention and other resources or otherwise adversely affect our internal operations and reputation, degrade financial results, cause us to incur significant costs to remedy the damages caused by the incident or defend legal claims, subject us to additional regulatory scrutiny and expose us to civil litigation, fines, damages or injunctions. With respect to cyber security-related legal claims and regulatory scrutiny, we also may incur additional costs related to the diverse set of laws, rules and regulations to which we are subject across multiple jurisdictions.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely impact our business, results of operations, financial condition and/or prospects.

In the year ended 31 December 2024, globally high inflation rates have increased our operating costs and expenses. Whilst we have, to date, been able to pass on such cost increases to customers in the form of increased prices, we may not in the future be able to pass these cost increases on fully, or in a timely manner, to customers. Our financial performance may therefore be adversely affected by sudden or material increases in the level of our operating costs and expenses, which can be triggered by inflationary pressures. For example, fuel prices are subject to market volatility, and our fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, we continue to monitor the adverse impacts that the ongoing wars in Ukraine and the Middle East and the associated sanctions against various Russian organisations, companies and individuals are having and may continue to have on the global economy in general and on our business operations, although we have no direct operations in Russia or Ukraine. Such events have increased fuel prices, and a further prolonged war may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in our business. Additionally, though not seen to date, there is the potential for international trade tariffs to impact our business and operations. To the extent such costs increase further, we may be prevented, in whole or in part, from passing these cost increases on to our existing and prospective customers, which could have a material adverse impact on our results of operations, financial condition and/or prospects.

Weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers, may adversely impact our business, results of operations, financial condition and/or prospects.

Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, and catastrophic business events, including the continuation and/or broadening of the wars in Ukraine and the Middle East. Further economic slowdown or recessions in the markets in which we operate may lead to a reduction in the level of demand from our customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for us to maintain profitability if we have weak pricing power in those markets, in particular, in areas of hyperinflation. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Our pricing may be impacted negatively by an increased presence of multinational competitors in the markets in which we operate or an increased reliance on key customer accounts in markets impacted by adverse economic conditions. The entry of multinational competitors may also make it difficult for us to maintain profitability by increasing the cost of acquisitions. Any of these events could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realise, in whole or in part within the expected time frames, the anticipated benefits of various growth plans or other initiatives. Our ability to implement our business strategy may be adversely affected by factors that we cannot foresee currently, such as unanticipated costs and expenses, pandemics and other global health crises, technological change, recession and economic slowdown, the level of interest rates, foreign exchange risks, failure to integrate acquisitions, a decline in the effectiveness of our marketing (including digital marketing) activities or disruptions in the supply chain. All of these factors may necessitate changes to our business strategy or adversely affect our business, reputation, results of operations, financial condition and/or prospects. For instance, in September 2024, we issued lower than expected performance information and recalibrated our outlook on our North America Organic revenue growth as a result of lower than expected lead and sales growth, over resourcing of sales and servicing incurring additional overtime expenditure and higher than expected spend on material and consumables.

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

Our ability to grow is dependent on our ability to retain existing customers and attract new customers. There can be no assurance that our strategy of using new technology and improved sales techniques to attract profitable new clients, up-selling and cross-selling to existing clients and focusing on retaining profitable business when renewing existing customer contracts will be successful. Moreover, failure to maintain consistently high levels of customer service, client management and sales capability, failure to adapt to local business and consumer needs and/or failure to win and retain profitable customers in the face of competition from competitors (including those with lower costs or which are willing to accept lower margins) may have a material adverse effect on our business, results of operations, financial condition and/or prospects. We must be sufficiently agile to develop and deliver products and services that meet local market needs. If we are not able to adapt to local business and consumer needs, our existing customers may choose not to renew contracts, reduce the use of our services across their operations or seek reductions in prices.

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

The ability to service customers without interruption is essential to our operations. Contingency plans are required to continue or recover operations following a disruption or incident but may not be adequate to enable us to continue or recommence trading without a loss of business. Such incidents may include (a) a significant cyber attack or IT failure which impacts our ability to plan efficient routing, or ability to invoice, and is not recovered quickly, (b) fire, flood or climate event impacting our premises or transportation/supply chain network preventing goods from being available to enable our technicians to service our customers, (c) industrial action by colleagues, or (d) where third parties are engaged for services, the termination of their engagement or business disruption could materially impact the business. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could severely affect our business, reputation, results of operations, financial condition and/or prospects.

We have independent, third-party distributors, the loss of which could have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licences for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters (including earthquakes or pandemics), water shortages or severe weather conditions, in particular enhanced by climate change, affecting the food service, hospitality, travel and other industries can cause a downturn in the business of our customers or impact our supply chain, which in turn can have a material adverse effect on our business, results of operations, financial condition or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect our ability to obtain raw materials at reasonable cost, or at all, and could adversely affect our business. The health and safety of our colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

Increased focus and activism related to ESG matters may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment or perception of our ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding reducing use of virgin plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of our products and their impact on human and animal health, biodiversity, and environmental sustainability, a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards, snap traps or other products perceived to have animal cruelty issues, and secondary poisoning of predators. These demands, perceptions and preferences could cause us to incur additional costs or to make changes to our operations to comply with such demands and customer preferences, and a delay in our response (or the failure to respond effectively) may lead to adverse effects to our business, results of operations and financial condition, and recruitment and retention of the labour force that we need.

Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG, such as disclosure requirements, may result in higher compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of our products, and these costs could have a material adverse effect on our results of operations and cash flows. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation, could adversely affect our business, reputation, results of operation, financial condition and/or prospects. In addition, we may also be adversely impacted as a result of conduct by contractors, customers or suppliers that fail to meet our or our stakeholders’ ESG standards.

Supply chain issues may result in product shortages or disruptions to our business.

We have a complex global network of suppliers that continues to expand to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products we use are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, we could experience material disruptions in production and other supply chain issues on specific bespoke products (including as a result of recent global events impacting shipping), which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards that we set or that are set by government or industry regulations or customers, (b) if we are unable to contract with suppliers at the quantity, quality and price levels needed for our business, or (c) if any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

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

Our ability to compete effectively depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights we own or licence, particularly our brand names, including Rentokil, Initial, Ambius, Terminix, Copesan, Assured, McCloud, Gregory, Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Bug Out, Steritech, PestConnect, Lumnia, Signature, Eradico, Cannon, Ultraprotect, Calmic, Pestfree365, Entotherm, Terminix, Medentex, Boecker, Radar and Rapid Pro. We have not sought to register or protect all of our intellectual property, including our trademarks, either in the UK, the U.S. or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, we may not receive the same protection in other countries as we would in the UK or the U.S.

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

We have significant amounts of goodwill and intangible assets, such as customer lists. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortised and are subject to assessment for impairment by applying a value in use or fair value less cost to sell test annually, or more frequently if there are indicators of impairment, including:

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

As a global company, we are subject to many laws and governmental regulations across all of the countries in which we conduct business, including laws and regulations involving marketing, antitrust, anti-bribery, anti-fraud, anti-corruption, consumer protection, product liability, environmental, health and safety, employment laws, intellectual property, data privacy, compliance and other matters, as well as potential litigation, regulatory and administrative actions. If we are unable to comply with all applicable laws and regulations, it could negatively impact our business, results of operations, financial condition, reputation and/or prospects.

In addition, new or revised laws or regulations, or changes to the ways existing laws or regulations apply to our business, may alter the environment in which we do business, which could adversely impact our financial results. For example, the Economic Crime and Corporate Transparency Act introduces a new offence in the United Kingdom, effective from 1 September 2025, whereby an organisation can be held criminally liable for the failure to prevent fraud if reasonable internal procedures are not implemented to prevent the fraud.

We may also face increased exposure to potential future claims or litigation given the more litigious nature of the U.S. market, including increased exposure to injunctive relief or damages granted by courts in respect of such claims. Regardless of the outcome of any litigation or claims, we may incur additional costs in defending against such claims. An unfavourable outcome or settlement in any litigation may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Additionally, any loss of Rentokil Initial plc’s status as a “foreign private issuer” would require us to comply with the reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers and could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

While it is our policy and practice to comply with all legal and regulatory requirements applicable to our business, we cannot provide assurance that our internal control policies and procedures and ethics and compliance program will always protect us from acts committed by our colleagues or agents. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions, product recalls or withdrawal of licenses to operate, or criminal or civil sanctions, any of which could adversely affect our business, reputation, results of operations, financial condition and/or prospects. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation and brand image.

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

Our business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently, the Terminix business is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies us that they have experienced damage, and we reach an agreement to remediate that damage (a “Non-litigated Claim”), and circumstances when a customer directly initiates litigation or arbitration proceedings or when we do not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish. We intend to defend these Litigated Claims vigorously, and we intend to take decisive actions to mitigate any increasing claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, and this could result in the costs of termite claims or litigation exceeding our accounting provision for termite claims, nor can we give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect our business, reputation, results of operations, financial condition and/or prospects, even if any such lawsuits are found to be without merit.

Our business may also become subject to state regulator claims related to trade practices, including termite renewal pricing, inspection and treatment practices (a “Regulator Claim”). Terminix had entered into settlements in relation to such claims in the past and we intend to defend any future Regulator Claims. We also intend to take action to mitigate claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, nor can we give assurance that lawsuits or other proceedings related to trade practices will not materially affect our business, reputation, results of operations, financial condition and/or prospects.

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

These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases from former activities at sites or by prior owners or operators of sites we have acquired or that we currently own or operate. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting our operations or other sanctions if we are found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of our products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to our business and potentially cause economic or consequential losses should we be unable to meet the demands of our customers for products.

Products that we use containing pesticides generally must be registered with the relevant governmental agencies or authorities before they can be sold or applied. The failure to obtain, or the cancellation of, any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our business, the severity of which would depend on the products involved, whether other products could be substituted and whether competitors were similarly affected. Most of the pesticides we use are manufactured by independent third parties and are evaluated by the relevant governmental authorities or agencies as part of our ongoing exposure risk assessment. Any of these authorities or agencies may decide that a pesticide we use will be limited or will not be re-registered for use in the relevant jurisdiction. We cannot predict the outcome or the severity of the effect of any particular authority’s or agency’s continuing evaluations. In addition, the use of certain pesticide products is regulated by various international, national, federal, state, provincial and local environmental and public health agencies and bodies. Some of our products or service models may also become subject to bans or restrictions due to animal cruelty concerns, such as permanent rodent baiting. Given our dispersed locations, distributed operations and numerous colleagues and franchise associates, we may be unable to prevent violations of these or other laws and regulations or misuse of products by colleagues or others from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licences, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The laws and regulations may also apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with SHE laws and regulations and subject us to risk of legal exposure. The costs of compliance or the investigation and remediation of non-compliance, including combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits, could have a material adverse impact on our business, reputation, results of operations, financial condition and/or prospects.

International, national, federal, state, provincial and local agencies and bodies regulate the disposal, handling and storage of waste, discharges from our facilities and the investigation and clean-up of impacted sites. We could incur significant costs, including investigation and remediation costs, fines, penalties and civil or criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of, or liabilities under, such laws and regulations enforced by these agencies and bodies. Liability under laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the underlying conduct. In addition, potentially significant expenditures could be required to comply with SHE laws and regulations, including requirements or changes in expectations that may be adopted or imposed in the future.

A violation of SHE laws or regulations relating to our operations or a failure to comply with the instructions of relevant health and safety authorities, environmental agencies or internal policies could lead to, among other things, personal injury, substantial fines or penalties, including withdrawal of licences to operate, and reputational damage. Such violations could, therefore, have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply, or litigation related to such actual or perceived failure to comply, with these requirements could have a material adverse effect on our business.

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

If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results. In addition, such procedures and controls, which we operate to comply with relevant data privacy and security requirements in the relevant jurisdictions, may not be effective in ensuring compliance or preventing unauthorised transfers of personal data.

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

Material weaknesses in our internal controls over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act could adversely affect our ability to report our financial results accurately or in a timely manner, which may adversely affect our business and reputation.

We are required to comply with certain requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the maintenance of adequate internal control over financial reporting. We are required to evaluate the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is required to audit the effectiveness of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. While we have designed an internal control over financial reporting framework for the purposes of the effectiveness evaluation described above, if such controls fail, we may be subject to sanctions or investigations by regulatory authorities, including the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE.

It should be noted that, prior to 2022, we identified errors to our financial statements, which resulted in a restatement of the relevant periods. In our Annual Report on Form 20-F/A for the year ended 31 December 2022 filed with the SEC on 8 February 2024, we reported disclosure errors to our financial statements resulting in a revision of the relevant periods. The prior restatement and revision each resulted from material weaknesses in our internal control over financial reporting, including a lack of sufficient resources with the appropriate level of technical accounting knowledge, combined with incomplete policies and procedures related to the segregation of duties and control activities required for accurate and timely financial accounting, reporting, and disclosures, and a failure to design and maintain effective IT controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements. Additionally, as at 31 December 2023 we reported a material weakness in our internal control over financial reporting relating to the failure to design and maintain effective IT general controls, over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements.

As of 31 December 2024, we had remediated all such material weaknesses and management has concluded that, as of that date, our internal control over financial reporting was effective. However, we may identify new material weaknesses or control deficiencies in the future, and we cannot provide assurance that remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives. If a material weakness in our internal control over financial reporting is identified and not remediated in a timely manner, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in our reported financial information, which in turn could have a material and adverse effect on the trading price of ordinary shares in the capital of Rentokil Initial plc, and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay and our profitability.

We operate across many different tax jurisdictions and are subject to changing tax laws, regulations and treaties in and between the jurisdictions in which we operate, as well as periodic tax audits which sometimes challenge the basis on which local tax has been calculated and/or withheld. Changes in tax regimes, or in the interpretation thereof, could result in a material impact on our cash tax liabilities and tax charges. For instance, we have a greater presence in the U.S. following the acquisition of Terminix, which means that changes to tax rules in the U.S. could have a more significant impact on our business. Such an impact could also arise from changes in the application of the existing tax rules that apply to us, including UK tax rules. In either case, this could result in a reduction in financial results depending upon the nature of the change. Further, we are subject to periodic tax audits across many different tax jurisdictions and successful challenges by local tax authorities may have an adverse impact on profitability and cash flow. Unanticipated non-compliance with relevant tax legislation and/or reporting requirements may result in material unprovided tax charges relating to prior years which could have a material adverse effect on our financial condition and/or prospects.

Risks Relating to Financial Markets

Adverse credit and financial market events and conditions could, among other things, impede access to, or increase, the cost of financing, which could have a material adverse impact on our business, results of operations, financial condition and/or prospects.

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

As of 31 December 2024, we had aggregate outstanding indebtedness of approximately £3.2 billion. The agreements governing our revolving credit facility maturing October 2029 (the “RCF”), the $700 million term facility maturing October 2025 (the “Term Facility”) and the $50 million bilateral term facility maturing May 2025 contain undertakings that, collectively, among other things, restrict our ability to: (a) transfer or sell assets by way of a Class 1 transaction (as such term was previously defined in the UK Listing Rules), (b) create security over our assets in excess of a certain amount, (c) issue debt instruments at subsidiary level in excess of a certain amount unless certain corporate guarantees are provided, and (d) issue trade instruments in excess of a certain amount. They also contain provisions that, in the event of a ratings downgrade by both S&P and Fitch to BB+ or below, a guarantee will be provided by Rentokil North America, Inc to lenders under the RCF and in respect of Notes issued. The senior unsecured notes issued by Rentokil Initial plc (due May 2026, October 2028 and June 2032) and Rentokil Initial Finance B.V. (due June 2027 and June 2030), in each case pursuant to our Euro Medium Term Note Programme (collectively, the “Notes”) contain no such undertakings. Our ability to comply with the undertakings and restrictions contained in each of the agreements governing the RCF, the Term Facility, the Notes and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to borrow under the RCF and/or any such other facility and may not be able to repay the amounts due under such facility or our other outstanding indebtedness. This could have materially adverse consequences to our business, reputation, results of operations, financial condition and/or prospects and could cause us to become bankrupt or insolvent.

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

The Rentokil Initial plc consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. We have continued to grow our operations in the U.S. in recent years, accordingly, significant fluctuations in the U.S. dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro, and significant fluctuations in these exchange rates could also impact our reported results significantly.

Additionally, our ordinary shares are quoted in pounds sterling on the LSE and our ADSs are quoted in U.S. dollars on the NYSE. Dividends to be paid to holders of our ADSs in respect of our ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement among Rentokil Initial plc and the depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Fluctuations in the exchange rate between the U.S. dollar and pounds sterling may also affect, among other matters, the value of our ADSs and of any dividends in respect thereof.

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

In 1996, we acquired BET plc (British Electric Traction) and the “Initial” brand to become Rentokil Initial. In 2022, we acquired Terminix Global Holdings, Inc. (“Terminix”), the most recognised brand in U.S. termite and pest management services.

Our purpose is to protect people, enhance lives and preserve our planet. We protect people from the dangers of pest-borne disease and the risks of poor hygiene. We enhance lives with services that protect the health and wellbeing of people and the reputation of our customers’ brands. We aim to preserve the planet by developing ever more sustainable solutions and ways of operating.

The information (including tabular data) set forth under the following headings of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—100 Years of Rentokil” on pages 6 to 7;
●	“Strategic Report—Our Regions and Business Categories” on pages 32 to 37, excluding:
o	the column titled “Organic Growth” and the three rows under the heading “Organic Growth”, each in the table on page 33;
o	the sentence beginning “Full year Revenue was up…” and the sentence beginning “There was an improved end…” on page 33;
o	the sentence beginning “The post 2026 cost reduction…”, the caption beginning “The post 2026 cost reduction…” and the figure and words below such caption and the paragraph beginning “From 2027, we expect that…” on page 35;
o	the rows and columns in each of the five tables labelled “Organic Growth” on pages 36 and 37;
o	the sentence beginning “Revenue grew by…” under the subheading “Europe (incl. LATM)” on page 36;
o	the sentence beginning “Revenue for the region…” under the subheading “UK & Sub-Saharan Africa” on page 36;
o	the sentence beginning “Revenue rose by…” under the subheading “Asia & MENAT” on page 37; and
o	the sentence beginning “Revenue increased by…” under the subheading “Pacific” on page 37;
●	“Strategic Report—Our Business Categories—Pest Control” on pages 40 to 43, excluding:
o	the sentence beginning “Our International business…” under the subheading “International Pest Control growth” on page 40;
o	the row and column labelled “Organic Growth” in the table on page 41; and
o	the sentences beginning “Overall Revenue was…” and “Organic Revenue Growth in…” under the subheading “Our performance” on page 41;
●	“Strategic Report—Our Business Categories— Hygiene & Wellbeing” on pages 46 to 47, excluding:
o	the row and column labelled “Organic Growth” in the table on page 47; and
o	the sentences beginning “Organic Revenue growth was…” and “In 2024, Organic Revenue growth in…” under the subheading “Our performance” on page 47;
●	“Strategic Report—Our Business Categories—France Workwear” on page 47, excluding:
o	the row and column labelled “Organic Growth” in the table on page 47; and
●	“Other Information—Directors’ Report—Company constitution” on page 235.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B1. Business combinations” on pages F-40 to F-42 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-49 of this Form.20-F.

The SEC maintains a website at https://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. Such information is also available on our website at https://www.rentokil-initial.com/investors. The information on our website is not incorporated by reference in this document.

B.	Business Overview

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—100 Years of Rentokil” on pages 6 to 7;
●	“Strategic Report—Q&A with Andy Ransom, Chief Executive” on pages 8 to 11, excluding:
o	the sentence beginning “Our North America business…”, the sentence beginning “In 2024, our international business…” and the sentence beginning “This included organic growth…” on page 8;
●	“Strategic Report—Securing Sustainable Growth” on page 12;
●	“Strategic Report—Strategic Priority #1—Delivering organic growth in North America” on pages 13 to 17, excluding:
o	the caption “Organic growth in North America Pest Control” and the figure above such caption on page 13;
●	“Strategic Report—Strategic Priority #2—Executing the integration of Terminix into our North American operations” on pages 18 to 19, excluding:
o	the caption “Ambition for organic growth of…”, the figure below such caption and the wording below the figure beginning “North America pest control…” on page 18; and
o	the caption “North American business…”, the figure below such caption and the wording below the figure beginning “from 2027 post completion…” on page 18;
●	“Strategic Report—Reasons to Invest” on page 20;
●	“Strategic Report—Our competitive advantages” on page 21;
●	“Strategic Report—Our Business Model” on pages 22 to 23, excluding:
o	the caption beginning “Improvement in emissions…” and the figure above such caption on page 23;
●	“Strategic Report—Key Performance Indicators—Colleagues” on page 24;
●	“Strategic Report—Key Performance Indicators—Customers” on page 25;
●	“Strategic Report—Key Performance Indicators—Shareholders” on page 26, excluding:
o	the sentences beginning “Revenue at CER increased…”, “Reflecting a strong performance…”, “In North America Organic Revenue Growth…” and “Organic Revenue Growth in all business categories…” under the subheading “Commentary on performance” on page 26;
●	“Strategic Report—Responsible Business performance for the year” on page 27, excluding:
o	the caption beginning “Improvement in emissions…” and the figure above such caption;
●	“Strategic Report—Market Trends and Opportunities” on pages 28 to 31;

●	“Strategic Report—Our Regions and Business Categories” on pages 32 to 37, excluding:
o	the column titled “Organic Growth” and the three rows under the heading “Organic Growth”, each in the table on page 33;
o	the sentence beginning “Full year Revenue was up…” and the sentence beginning “There was an improved end…” on page 33;
o	the sentence and caption beginning “The post 2026 cost reduction…” and the figure and words below such caption and the paragraph beginning “From 2027, we expect that…” on page 35;
o	the rows and columns in each of the five tables labelled “Organic Growth” on pages 36 and 37;
o	the sentence beginning “Revenue grew by…” under the subheading “Europe (incl. LATM)” on page 36;
o	the sentence beginning “Revenue for the region…” under the subheading “UK & Sub-Saharan Africa” on page 36;
o	the sentence beginning “Revenue rose by…” under the subheading “Asia & MENAT” on page 37; and
o	the sentence beginning “Revenue increased by…” under the subheading “Pacific” on page 37;
●	“Strategic Report—Strategic Priority #3—Growing our global Pest Control business through innovation and digital” on pages 38 to 39;
●	“Strategic Report—Our Business Categories—Pest Control” on pages 40 to 43, excluding:
o	the sentence beginning “Our International business…” under the subheading “International Pest Control growth” on page 40;
o	the row and column labelled “Organic Growth” in the table on page 41; and
o	the sentences beginning “Overall Revenue was…” and “Organic Revenue Growth in…” under the subheading “Our performance” on page 41;
●	“Strategic Report—Strategic Priority #4—Building our global Hygiene & Wellbeing business” on pages 44 to 45, excluding:
o	the caption “Annual M&A growth” and the figure above such caption on page 44;
●	“Strategic Report—Our Business Categories— Hygiene & Wellbeing” on pages 46 to 47, excluding:
o	the row and column labelled “Organic Growth” in the table on page 47; and
o	the sentences beginning “Organic Revenue growth was…” and “In 2024, Organic Revenue growth in…” under the subheading “Our performance” on page 47;

●“Strategic Report—Our Business Categories—France Workwear” on page 47, excluding:

o	the row and column labelled “Organic Growth” in the table on page 47;

●“Strategic Report—Strategic Priority #5—Capital allocation opportunities for value creation” on pages 48 to 49, excluding:

o	the captions “Revenue acquired through…” and “2025 targeted M&A spend” and the figures above such captions on page 48; and
o	the box titled “2024 M&A” on page 49

●	“Strategic Report—Our Strategic Enablers at a Glance” on pages 50 to 51, excluding:
o	the sentence beginning “We are committed to improving…” and the caption beginning “Improvement in emissions…” and the figure above such caption on page 51;
●	“Strategic Report—Responsible Business” on pages 63 to 80, excluding:
o	the caption beginning “Improvement in emissions intensity…” and the figure above such caption on page 63;
●	“Strategic Report—Risks and Uncertainties—How the business manages uncertainty and risks” on pages 83 to 84;
●	“Corporate Governance—Our Stakeholders” on pages 110 to 113; and
●	“Cautionary Statement” on page 242.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A1. Revenue recognition and operating segments” on pages F-16 to F-21 of this Form 20-F.

C.	Organizational Structure

The information (including tabular data) set forth under the following headings of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Other Information—Directors’ Report—Company constitution” on page 235; and
●	“Other Information—Directors’ Report—Branches” on page 237.

Please also refer to the information set forth under the heading “Financial Statements—Related Undertakings” on pages F-67 to F-80 of this Form 20-F.

D.	Property, Plants and Equipment

As of 31 December 2024, Rentokil Initial leases executive offices in Crawley, UK and operates 2,026 facilities in 77 countries. The number and location of Rentokil Initial’s owned or leased production, manufacturing, storage and office properties for continuing operations are as follows:

		Europe (incl.		Asia and
		Latin		Middle East,
		America	UK and	North Africa
	North America	(LATAM))	Sub-Saharan Africa	and Turkey (MENAT)	Pacific
Total	666	445	109	725	81

Please also refer to the information (including tabular data) set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B3. Property, plant and equipment” on pages F-46 to F-47, “Financial Statements—Notes to the Consolidated Financial Statements—B4. Leases” on pages F-47 to F-48 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-49, in each case of this Form 20-F.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For a discussion of the years ended 31 December 2022 and 2023, including a year-to-year comparison between the years ended 31 December 2022 and 2023, refer to Part I, Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended 31 December 2023 filed with the SEC on 27 March 2024.

A.	Operating Results

The information (including graphs and tabular data) set forth under the headings “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 221, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 221 to 222, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain components of results of operations” on page 223, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations” on pages 223 to 224, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue by geographical location” on pages 225 to 227, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating expenses by geographic region” on pages 227 to 229 “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS measures” on pages 229 to 233; “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources” on page 234 and “Cautionary Statement” on page 242, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

B.	Liquidity and Capital Resources

The information (including graphs and tabular data) set forth under the headings “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources” on page 234, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash flow activity” on page 234 and “Cautionary Statement” on page 242, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

C.	Research and Development, Patents and Licenses

Our major research and development facilities are based in the UK and the U.S., following the opening of the Rentokil Terminix North America Innovation Centre in March 2024.

The information set forth under the headings “Strategic Report—Strategic Priority #3” on pages 38 to 39, “Strategic Report—Our Business Categories—Pest Control—Rentokil Terminix Innovation Centre” on page 41 and “—Investment in innovation and digital solutions” on pages 42 to 43 in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—B2. Intangible assets” on pages F-42 to F-45 of this Form 20-F.

D.	Trend Information

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Funding” on page 56, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 221, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 221 to 222 and “Cautionary Statement” on page 242, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

E.	Critical Accounting Estimates

The information (including tabular data) set forth under the headings “Corporate Governance—Audit Committee Report—Financial reporting” and “—Significant issues and judgements” on page 117 and “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 221 to 222, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—Material accounting policies—Sources of estimation uncertainty and significant accounting judgements” on pages F-13 to F-15, in each case of this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Chair’s Introduction to Governance—Board composition and effectiveness” on page 93, “Corporate Governance—Board of Directors” on pages 94 to 95, “Corporate Governance— Our Governance” on pages 98 to 109, “Corporate Governance—2024 Directors’ Annual Remuneration Policy—Recruitment—Directors’ service agreements-Executive Directors” on page 151 and “Other Information—Directors’ Report—Re-election of Directors” and “—Directors’ interests” on page 235, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

In addition to the Board of Directors, the Executive Leadership Team (“ELT”) supports the Chief Executive in managing the business, overseeing safety, performance, operational plans and actions, governance and risk management. The Board delegates the execution of the Company’s strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT through a documented Group Authority Schedule, which the Board reviews annually. The information set forth under the heading “Corporate Governance—Executive Leadership Team” on pages 96 and 97 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

B.	Compensation

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Directors’ Remuneration Report” on pages 127 to 129;
●	“Corporate Governance—Remuneration at a glance” on pages 130 and 131, excluding:
o	the caption “Organic Revenue Growth” and the figure thereunder under the subheading “Our performance” on page 130; and
o	the caption “North America Organic Growth (12.8% of bonus)” and the accompanying graphic, the caption “North America net Synergies (10.2% of bonus)” and the accompanying graphic under the subheading “Bonus” on page 131;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 132 and 133;
●	“Corporate Governance—Directors’ Annual Remuneration Report-2024” on pages 134 to 144, excluding:
o	the “Result” column of the chart titled “NA Organic Revenue Growth” and the “Result” column of the chart titled “NA Integration Net Synergies” on page 135; and

o	the sentences ending “... was organic growth.” and “... was Organic Revenue growth.” in the row titled “Revenue” on page 136;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2025” on pages 145 to 147; and
●	“Corporate Governance—2024 Directors’ Remuneration Policy” on pages 148 to 153.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” on pages F-28 to F-30, “Financial Statements—Notes to the Consolidated Financial Statements—A10. Retirement benefit obligations” on pages F-30 to F-33, “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-33 to F-35, “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions—Key management personnel” on pages F-65 to F-66 and “Financial Statements—Notes to the Consolidated Financial Statements—D5. Post balance sheet events” on page F-66, in each case of this Form 20-F.

C.	Board Practices

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Chair’s Introduction to Governance” on pages 92 to 93, excluding:
o	the sentence beginning “The International business had…” and the sentence beginning “Our North America business…” on page 92;
●	“Corporate Governance—Board of Directors” on pages 94 to 95;
●	“Corporate Governance—Our Governance” on pages 98 to 109;
●	“Corporate Governance—Audit Committee Report” on pages 114 to 121;
●	“Corporate Governance—Nomination Committee Report” on pages 122 to 126;
●	“Corporate Governance—Directors’ Remuneration Report” on pages 127 to 129;
●	“Corporate Governance—Remuneration at a glance” on pages 130 and 131, excluding:
o	the caption “Organic Revenue Growth” and the figure thereunder under the subheading “Our performance” on page 130; and
o	the caption “North America Organic Growth (12.8% of bonus)” and the accompanying graphic, the caption “North America net Synergies (10.2% of bonus)” and the accompanying graphic under the subheading “Bonus” on page 131;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 132 and 133;
●	“Corporate Governance—Directors’ Annual Remuneration Report-2024” on pages 134 to 144, excluding:
o	the “Result” column of the chart titled “NA Organic Revenue Growth” and the “Result” column of the chart titled “NA Integration Net Synergies” on page 135; and
o	the two sentences each ending “... was organic growth.” in the row titled “Revenue” on page 136;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2025” on pages 145 to 147; and
●	“Corporate Governance—2024 Directors’ Remuneration Policy” on pages 148 to 153; and

●	“Other Information—Directors’ Report—Re-election of Directors” on page 235.

Please also see the information above under the heading Item 6A “Directors and Senior Management”.

D.	Employees

The information set forth under the headings “Strategic Report—Our Strategic Enablers at a Glance—Be an Employer of Choice” on page 50, “Corporate Governance—Our Stakeholders—Colleagues” on page 111, “Corporate Governance—Directors’ Annual Remuneration Report - 2024—Remuneration in context—Wider workforce remuneration policy” on page 142, “—Wider workforce engagement” on page 142 and “—Consideration of cost-of-living challenges” on page 142 in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” (including the tabular data) on pages F-28 to F-30 of this Form 20-F.

The following table sets forth the number of Group employees as at 31 December 2024, 2023 and 2022.

Colleagues by region as at 31 December	2024	2023	2022
North America	22,128	21,965	21,309
Europe (incl. LATAM)	15,775	12,959	11,451
UK & Sub-Saharan Africa	5,861	5,703	4,889
Asia & MENAT	21,894	19,609	18,457
Pacific	2,827	2,695	2,486
Total	68,485	62,931	58,592

E.	Share Ownership

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2024—Performance Share Plan (PSP) vesting” on page 128, “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2024—2024 PSP grant” on page 128, “—Use of discretion” on page 128 and “—Strategic alignment of pay” on page 129, “Corporate Governance—Directors’ Annual Remuneration Report-2024—Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards” on pages 137 to 139 and “Corporate Governance—Directors’ Annual Remuneration Report-2024—Directors’ shareholdings and share interests” on pages 140 to 141, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-33 to F-35 of this Form 20-F.

Directors’ Share Interests

The interests of Directors and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 21 March 2025 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Richard Solomons	84,900	*
Andy Ransom(1)	1,764,166	*
Stuart Ingall-Tombs(2)	195,408	*
Paul Edgecliffe-Johnson(3)	—	*
Brian Baldwin(4)	64,600,000	2.56%
David Frear (5)	16,875	*
Sally Johnson	6,020	*
Sarosh Mistry	1,850	*
John Pettigrew	55,000	*
Cathy Turner	24,736	*
Linda Yueh	1,590	*

* Less than 1%

(1)	Andy Ransom has an interest in 4,269,768 vested PSP shares from the 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 awards, which he has not yet exercised. These figures are not included in his beneficial interest of Rentokil Initial ordinary shares figure as at 21 March 2025 above but are included in the share award table below.
(2)	As Stuart Ingall-Tombs stepped down from the Board on 31 December 2024, this table reflects his interest at 31 December 2024.
(3)	Paul Edgecliffe-Johnson was appointed to the Board on 1 January 2025.
(4)	Brian Baldwin’s share ownership includes 64,600,000 ordinary shares beneficially owned by Trian Fund Management, L.P. as a connected person. Brian Baldwin disclaims beneficial ownership over such ordinary shares.
(5)	David Frear’s share ownership of 16,875 shares are held as 3,375 ADSs by his PCA (person closely associated), the David John Frear Revocable Trust.

ELT Members’ Share Interests

The table below sets out the number of Rentokil Initial ordinary shares held as at 21 March 2025 by each Executive Director. Rentokil Initial ordinary shares owned outright include those held by connected persons.

					Interest in PSP	Interest in PSP
					and DBP	and DBP
				Ordinary	awards	awards	Interest in PSP
			Value of	shares	available to	subject to	awards subject
	Shareholding	Number of	shareholding as	owned outright	exercise	holding	to performance
	requirement as	ordinary shares	at 21 March	as a % of	as at	period as at	conditions as at
	a % of salary	owned outright	2025(1)	salary	21 March 2025	21 March 2025	21 March 2025
Andy Ransom	400%	1,764,166	£6,077,552	584%	3,671,518	1,118,380	2,579,671
Stuart Ingall-Tombs(2)	300%	195,408	£673,181	106%	—	533,127	697,637
Paul Edgecliffe-Johnson(3)	300%	—	£—	—%	—	—	686,245
(1)	The share price is based on the Company’s share price on 21 March 2025 of 344.5p.
(2)	As Stuart Ingall-Tombs stepped down from the Board on 31 December 2024, this table reflects his interest at 31 December 2024.
(3)	Paul Edgecliffe-Johnson was appointed to the Board on 1 January 2025.

The interests of ELT members and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 21 March 2025 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Gary Booker(1)	84,931	*
Rachel Canham	1,571	*
Vanessa Evans	16,530	*
Mark Gillespie	—	*
Chris Hunt	16,285	*
Alain Moffroid	1,046,551	*
John Myers	456,698	*
Brad Paulsen	—	*
Mark Purcell	49,575	*
Fabrice Quinquenel(2)	237,633	*
Andrew Stone	—	*
Brian Webb	11,124	*
Phill Wood	—	*

* Less than 1%

(1)	As Gary Booker stepped down on 30 April 2024, this table reflects his interest at 30 April 2024.
(2)	Fabrice Quinquenel was appointed to the ELT on 1 April 2024.

Total PSP and DBP Awards held by ELT Members

The table below sets out the number of PSP and DBP awards held as at 21 March 2025 by each Director.

								Ordinary
								shares
					Ordinary	Ordinary		available		Ordinary
					shares	shares	Dividend	for		shares
		Share price			awarded	lapsed	equivalent	exercise	Dividend	exercised
		used to			during	during	ordinary	during	equivalent	during	Outstanding
		determine		Scheme interest	1 Jan 2024	1 Jan 2024	shares	1 Jan 2024	shares at	1 Jan 2024	awards	Performance
	Date of award	award		at 1 Jan 2024	to 21 March 2025	to 21 March 2025	at vest	to 21 March 2025	exercise	to 21 March 2025	at 21 March 2025	period end
2014 PSP[1]
Andy Ransom	31/03/2014	123.4	p	912,792	—	—	—	912,792	73,723	986,515	—	30/03/2017
2015 PSP[1]
Andy Ransom	31/03/2015	135.5	p	883,906	—	—	—	883,906	—	—	883,906	30/03/2018
2016 PSP[1]
Andy Ransom	12/05/2016	159.4	p	869,324	—	—	—	869,324	—	—	869,324	10/03/2019
2017 PSP[1]
Andy Ransom	31/03/2017	246.4	p	562,676	—	—	—	562,676	—	—	562,676	30/03/2020
2018 PSP
Andy Ransom	29/03/2018	271.2	p	487,350	—	—	—	487,350	—	—	487,350	28/03/2021
Andy Ransom	14/05/2018	271.2	p	121,837	—	—	—	121,837	—	—	121,837	13/05/2021
2019 PSP [2,3,6]
Andy Ransom	25/03/2019	346.6	p	547,805	—	—	—	547,805	—	—	547,805	24/03/2022
2019 DBP[5]
Andy Ransom	25/03/2019	346.6	p	74,457	—	—	—	74,457	—	—	74,457	24/03/2022
2020 DBP[5]
Andy Ransom	24/03/2020	358.6	p	124,163	—	—	—	124,163	—	—	124,163	23/03/2023
2020 PSP
Andy Ransom	08/09/2020	530.2	p	276,011	—	—	—	276,011	—	—	276,011	07/09/2023
2021 PSP
Andy Ransom	23/03/2021	494.4	p	442,455	—	227,024	8,890	224,321	—	—	224,321	23/03/2024
Andy Ransom	18/05/2021	468.5	p	140,074	—	71,872	2,814	71,016	—	—	71,016	18/05/2024
2022 PSP
Andy Ransom	04/03/2022	497.6	p	659,415	—	444,380	10,487	225,522	—	—	225,522	04/03/2025
2022 DBP[5]
Andy Ransom	22/03/2022	507.2	p	124,211	—	—	—	—	—	—	124,211	22/03/2025
2023 DBP[5]
Andy Ransom	21/03/2023	561.0	p	114,078	114,078	—	—	—	—	—	114,078	21/03/2026
2023 PSP
Andy Ransom	30/03/2023	572.2	p	590,647	590,647	—	—	—	—	—	590,647	30/03/2026
2024 DBP[5]
Andy Ransom	21/03/2024	471.5	p	—	83,221	—	—	—	—	—	83,221	21/03/2027
2024 PSP
Andy Ransom	26/03/2024	463.8	p	—	750,556	—	—	—	—	—	750,556	26/03/2027
Andy Ransom	03/09/2024	479.6	p	—	87,347	—	—	—	—	—	87,347	03/09/2027
2025 PSP
Andy Ransom	11/03/2025	338.8	p	—	1,151,121	—	—	—	—	—	1,151,121	11/03/2028

Ordinary shares
					Ordinary shares	Ordinary shares		available		Ordinary shares
		Share price			awarded	lapsed	Dividend	for exercise	Dividend	exercised
		used to		Scheme	during 1 Jan	during 1 Jan	equivalent	during 1 Jan	equivalent	during 1 Jan	Outstanding
	Date of	determine		interest at	2024 to 21	2024 to 21	ordinary shares	2024 to 21	shares at	2024 to 21	awards at 21	Performance
	award	award		1 Jan 2024	March 2025	March 2025	at vest	March 2025	exercise	March 2025	March 2025	period end
2025 PSP
Paul Edgecliffe Johnson	11/03/2025	338.8	p	—	686,245	—	—	—	—	—	686,245	11/03/2028

								Ordinary shares
					Ordinary shares	Ordinary shares		available		Ordinary shares
		Share price			awarded	lapsed	Dividend	for exercise	Dividend	exercised
		used to		Scheme	during 1 Jan	during 1 Jan	equivalent	during 1 Jan	equivalent	during 1 Jan	Outstanding
	Date of	determine		interest at	2024 to 31	2024 to 31	ordinary shares	2024 to 31	shares at	2024 to 31	awards at	Performance
	award	award		1 Jan 2024	December 2024	December 2024	at vest	December 2024	exercise	December 2024	31 December 2024	period end
2020 PSP
Stuart Ingall-Tombs	08/09/2020	530.2	p	126,176	—	—	—	126,176	—	—	126,176	07/09/2023
2021 PSP
Stuart Ingall-Tombs	23/03/2021	494.4	p	202,265	—	103,783	4,064	102,546	—	—	102,546	23/03/2024
2022 PSP
Stuart Ingall-Tombs	04/03/2022	497.6	p	331,592	—	223,460	5,273	113,405	—	—	113,405	04/03/2025
2022 DBP[5]
Stuart Ingall-Tombs	22/03/2022	507.2	p	70,597	—	—	—	—	—	—	70,597	22/03/2025
2023 DBP[5]
Stuart Ingall-Tombs	21/03/2023	561.0	p	69,617	—	—	—	—	—	—	69,617	21/03/2026
2023 PSP
Stuart Ingall-Tombs	30/03/2023	572.2	p	288,360	—	—	—	—	—	—	288,360	30/03/2026
2024 DBP[5]
Stuart Ingall-Tombs	21/03/2024	471.5	p	—	50,786	—	—	—	—	—	50,786	21/03/2027
2024 PSP
Stuart Ingall-Tombs	26/03/2024	463.8	p	—	366,429	—	—	—	—	—	366,429	26/03/2027
Stuart Ingall-Tombs	03/09/2024	479.6	p	—	42,848	—	—	—	—	—	42,848	03/09/2027

(1)Shares held by Andy Ransom under the 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 PSP awards are vested but unexercised and total 4,269,768. Stuart Ingall-Tombs holds shares under the 2020, 2021 and 2022 PSP that are vested but unexercised and total 342,127.

(2)PSP awards are entitled to receive dividend equivalents in the form of shares based on dividend payments between the date of grant and vesting. These are included in the total shares at vest. The awards granted prior to 2021 are also entitled to receive dividend equivalents in the form of shares post vesting based on dividend payments between the date of vest and the date one month before exercise. These shares are applied at exercise.

(3)The 2021 PSP award partially vested at 48.7% and the 2022 PSP partially vested at 32.6%

(4)The DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.

(5)Andy Ransom exercised his 2014 PSP awards on 13 March 2024. He exercised a total of 986,515 shares, with a share price on exercise of 489.07p, giving a total value on exercise of £4,824,479, which was a gain of £3,607,389 compared with the grant price value of these awards. He sold 464,245 shares at a value of £2,270,483 to cover taxes due.

The table below sets out the number of PSP awards held as at 21 March 2025 by each ELT member.

		Ordinary shares	Ordinary shares
		available for	exercised	Outstanding
	Scheme interest	exercise 1 Jan 2024	1 Jan 2024 to	awards at
	at 1 Jan 2024	to 21 March 2025	21 March 2025	21 March 2025
Gary Booker(1)	367,157	167,114	167,114	—
Rachel Canham(2)	298,094	53,366	5,951	517,967
Vanessa Evans(3)	480,640	315,060	—	623,564
Mark Gillespie(4)	315,432	212,765	—	410,230
Chris Hunt(5)	447,359	342,308	13,396	518,520
Alain Moffroid(6)	245,530	71,456	71,456	428,937
John Myers(7)	412,352	120,146	120,146	253,874
Brad Paulsen(8)	430,000	—	—	—
Mark Purcell(9)	491,102	381,431	126,166	524,046
Fabrice Quinnquenel(10)	89,470	12,274	12,274	275,213
Andrew Stone(11)	289,789	193,348	23,295	352,029
Brian Webb(12)	287,326	194,882	—	359,682
Phill Wood(13)	639,828	463,369	—	787,932

(1)As Gary Booker stepped down on 30 April 2024, this table reflects his interest at 30 April 2024.

(2)The expiration date of the awards outstanding on 21 March 2025 by Rachel Canham are as follows: (i) 225,693 on 6 September 2032, (ii) 68,813 on 30 March 2033, (iii) 94,329 on 26 March 2034 and (iv) 129,132 on 11 March 2035.

(3)The expiration date of the awards outstanding on 21 March 2025 by Vanessa Evans are as follows: (i) 105,244 on 29 March 2028, (ii) 90,263 on 25 March 2029, (iii) 50,713 on 8 September 2030, (iv) 41,216 on 23 March 2031, (v) 27,624 on 4 March 2032 (vi) 72,350 on 30 March 2033, (vii) 95,954 on 26 March 2034 and (viii) 140,200 on 11 March 2035.

(4)The expiration date of the awards outstanding on 21 March 2025 by Mark Gillespie are as follows: (i) 20,636 on 11 March 2026, (ii) 49,143 on 31 March 2027, (iii) 45,075 on 29 March 2028, (iv) 38,658 on 25 March 2029, (v) 20,048 on 8 September 2030, (vi) 21,726 on 23 March 2031, (vii) 17,479 on 4 March 2032, (viii) 47,906 on 30 March 2033, (ix) 62,874 on 26 March 2034 and (x) 86,685 on 11 March 2035.

(5)The expiration date of the awards outstanding on 21 March 2025 by Chris Hunt are as follows: (i) 75,664 on 11 March 2026, (ii) 48,975 on 31 March 2027, (iii) 16,660 on 4 September 2027, (iv) 71,511 on 29 March 2028, (v) 40,256 on 25 March 2029, (vi) 32,174 on 8 September 2030, (vii) 26,148 on 23 March 2031, (viii) 17,524 on 4 March 2032, (ix) 45,901 on March 2033, (x) 59,292 on 26 March 2034 and (xi) 84,415 on 11 March 2035.

(6)The expiration date of the awards outstanding on 21 March 2025 by Alain Moffroid are as follows: (i) 73,586 on 30 March 2033, (ii) 101,808 on 26 March 2034 and (iii) 253,543 on 11 March 2035.

(7)The expiration date of the awards outstanding on 21 March 2025 by John Myers are as follows: (i) 113,756 on 30 March 2026 and (ii) 140,118 on 26 March 2027.

(8)As Brad Paulsen stepped down on 28 February 2025, this table reflects his interest at 28 February 2025.

(9)The expiration date of the awards outstanding on 21 March 2025 by Mark Purcell are as follows: (i) 54,918 on 11 March 2026, (ii) 40,086 on 31 March 2027, (iii) 36,404 on 29 March 2028, (iv) 57,265 on 25 March 2029, (v) 30,281 on 8 September 2030, (vi) 24,610 on 23 March 2031, (vii) 16,495 on 4 March 2032, (viii) 54,002 on 30 March 2033, (ix) 80,853 on 26 March 2034 and (x) 129,132 on 11 March 2035.

(10) The expiration date of the awards outstanding on 21 March 2025 by Fabrice Quinnquenel are as follows: (i) 19,102 on 6 September 2025, (ii) 32,729 on 30 March 2026, (iii) 96,062 on 26 March 2027 and (iv) 127,320 on 11 March 2028.

(11)The expiration date of the awards outstanding on 21 March 2025 by Andrew Stone are as follows: (i) 20,349 on 11 March 2026, (ii) 26,983 on 31 March 2027, (iii) 27,389 on 29 March 2028, (iv) 21,999 on 25 March 2029, (v) 31,463 on 10 September 2029, (vi) 25,909 on 8 September 2030, (vii) 15,961 on 4 March 2032, (viii) 43,076 on 30 March 2033, (ix) 55,872 on 26 March 2034 and (x) 83,028 on 11 March 2035.

(12)The expiration date of the awards outstanding on 21 March 2025 by Brian Webb are as follows: (i) 859 on 11 March 2026, (ii) 46,976 on 31 March 2027, (iii) 43,079 on 29 March 2028, (iv) 37,222 on 25 March 2029, (v) 28,313 on 8 September 2030, (vi) 23,011 on 23 March 2031, (vii) 15,422 on 4 March 2032, (viii) 40,393 on 30 March 2033, (ix) 51,329 on 26 March 2034 and (x) 73,078 on 11 March 2035.

(13)The expiration date of the awards outstanding on 21 March 2025 by Phill Wood are as follows: (i) 1,639 on 11 March 2026, (ii) 125,974 on 31 March 2027, (iii) 112,158 on 29 March 2028, (iv) 96,192 on 25 March 2029, (v) 54,045 on 8 September 2030, (vi) 43,923 on 23 March 2031, (vii) 29,438 on 4 March 2032, (viii) 77,103 on 30 March 2033, (ix) 99,881 on 26 March 2034 and (x) 147,579 on 11 March 2035.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company revised its financial statements contained in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the SEC on 4 April 2023 (the “Original Financial Statements”), and such revised financial statements were filed as part of the Company’s Form 20-F/A on 8 February 2024 (the “Revised Financial Statements”).

As required by applicable SEC rules, the NYSE Listed Company Manual and the Company’s SEC Compensation Recoupment Policy (the “SEC Policy”), the Company’s Remuneration Committee considered whether the revision of the Original Financial Statements, which for the purposes of the SEC Policy is a “Financial Restatement”, resulted in any relevant incentive compensation exceeding the amount that would have otherwise been received by executives subject to the SEC Policy if it had been calculated based on the revision. The relevant incentive compensation was “received” for the purposes of the applicable rules and the SEC Policy in the fiscal period ending 31 December 2023, however, as the Company’s audited financial statements for the fiscal period ending 31 December 2023 had not been finalized as of the date of the Annual Report on Form 20-F/A for the year ended 31 December 2022 filed with the SEC on 8 February 2024 (the “2022 Form 20-F/A”), the Remuneration Committee determined the amount of compensation to be awarded in respect of such incentive compensation with consideration given to the Revised Financial Statements.

In addition, as explained in the explanatory note at the top of the 2022 Form 20-F/A, the revision was necessary in order to, among other things, remove references to certain non-IFRS measures from the Original Financial Statements in order to comply with relevant SEC rules, and the amendment did not modify, amend or update the reported IFRS financial statements or the non-IFRS measures upon which such incentive compensation is based. As such, incentive compensation outcomes were not affected. For these reasons, in respect of the revision, the Remuneration Committee concluded that there had not been, and will not be, any erroneously awarded compensation, and therefore no recovery of any compensation was or will be required.

The SEC Policy is included in this Form 20-F as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information (including graphs and tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 235 to 236 and “Other Information—Directors’ Report—Major shareholders” on page 236, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Between 1 January 2025 and 21 March 2025, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the UK Listing Authority’s Disclosure Guidance and Transparency Rules (“DTR 5”):

●	GIC Private Limited notified the Company on two occasions, the latter of which was on 10 January 2025 that its interest had increased to 165,940,382 ordinary shares (6.57% of issued share capital)

Janus Henderson Group plc disclosed on a Schedule 13G filed with the US Securities and Exchange Commission on 14 February 2025 that it beneficially owned 134,779,334 ordinary shares (5.3% of issued share capital) as of 31 December 2024.

As of 31 December 2024, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	BlackRock, Inc. notified the Company on two occasions, the latter of which was on 11 November 2024 that its interest had decreased to 154,286,083 ordinary shares (6.09% of issued share capital);
●	Janus Henderson Group plc notified the Company on 10 July 2024 that it held 126,574,561 ordinary shares (5.01% of issued share capital). This was Janus Henderson Group plc’s initial notification under DTR 5. Janus Henderson Group plc subsequently notified the Company on two separate occasions, the latter of which was on 09 September 2024 that its interest had increased to 132,128,126 ordinary shares (5.23% of issued share capital). (Janus Henderson Group plc also disclosed on a Schedule 13G filed with the US Securities and Exchange Commission on 14 November 2024 that it beneficially owned 135,517,488 ordinary shares (5.4% of issued share capital) as of 30 September 2024.);
●	GIC Private Limited notified the Company on two occasions, the latter of which was on 25 June 2024 that its interest had increased to 126,256,312 ordinary shares (5.00% of issued share capital); and
●	The Capital Group Companies, Inc. notified the Company on 26 April 2024 that its interest had decreased to 119,645,760 ordinary shares (4.73% of issued share capital)

As of 31 December 2023, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	GIC Private Limited notified the Company on 3 November 2023 that its interest had increased to 75,807,848 ordinary shares (3.01% of issued share capital);
●	The Capital Group Companies, Inc. notified the Company on 27 April 2023 that its interest had increased to 128,953,806 ordinary shares (5.12% of issued share capital); and
●	The Goldman Sachs Group, Inc. notified the Company on two occasions, the latter of which was on 31 October 2023, disclosing a holding of 63,099,871 ordinary shares (2.50% of issued share capital).

As of 31 December 2022, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	Ameriprise Financial Inc. notified the Company on 18 October 2022 that its interest had decreased to 122,117,456 ordinary shares (4.87% of issued share capital);
●	BlackRock, Inc. notified the Company on three occasions, the latter of which was on 14 October 2022, disclosing a holding of 219,658,668 ordinary shares (8.73% of issued share capital);
●	Citigroup Global Markets Limited notified the Company on eight occasions, the latter of which was on 24 October 2022, disclosing a holding of 94,839,249 ordinary shares (3.76% of issued share capital);
●	FMR LLC notified the Company on five occasions, the latter of which was on 18 October 2022, disclosing a holding of 108,487,628 ordinary shares (4.32% of issued share capital); and
●	T. Rowe Price International Ltd notified the Company on 28 February 2022 that its interest had decreased to 91,554,981 ordinary shares (4.92% of issued share capital).

Information provided to the Company pursuant to DTR 5 is published on a Regulatory Information Service and on our website.

As of 31 December 2024, 9,448 record holders with registered addresses in the UK held 2,522,593,023 ordinary shares which represented 99.2% of the Company’s share capital. Some of these shares are held by nominees and so these numbers may not accurately represent the number of ordinary shares beneficially owned in the UK.

B.	Related Party Transactions

The information set forth under the headings “Other Information—Directors’ Report—Related party transactions” on page 237 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B6. Investments in associated undertakings” on pages F-49 and “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions” on page F-65 to F-66, in each case of this Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 “Financial Statements”. The information (including graphs and tabular data) set forth under the headings “Strategic Report—Our Business Model—Creating value for all stakeholders—Capital allocation” on page 22, “Strategic Report—Financial Review—Dividend” on page 56, “Other Information—Directors’ Report—Dividend” on page 235 and “Other Information—Additional Shareholder Information—Dividends” on page 239, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D1. Dividends” on page F-64 of this Form 20-F.

Developments in Legal Proceedings

For information in respect of material legal proceedings in which we are currently involved, please refer to the information (including tabular data) set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D3. Contingent liabilities” on page F-65 of this Form 20-F.

B.	Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements— D5. Post balance sheet events” on page F-66 of this Form 20-F.

Since the date of the annual consolidated financial statements included in this Form 20-F, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The information set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 235 to 236, the information set forth in the introductory paragraph under the heading “Other Information—Additional Shareholder Information” on page 239 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 240, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

The corresponding trading symbol is “RTO” in each of our principal markets for trading in Rentokil Initial plc shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth under the heading “Other Information—Directors’ Report—Share capital” on pages 235 to 236 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 240 in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under the heading “Other Information—Directors’ Report—Articles of association”, “—Re-election of Directors”, “—Directors’ powers” and “—General meetings” on page 235 and “Other Information—Directors’ Report—Share capital” on pages 235 to 236, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

C.	Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the Group: (a) within the two years immediately preceding this Form 20-F which are, or may be, material to the Group, or (b) at any time which contain obligations or entitlements which are, or may be, material to the Group as at the date of this Form 20-F:

(i)Debt financing in connection with the Terminix acquisition

Overview

On 13 December 2021, Rentokil Initial plc obtained bridge facility commitments in an aggregate principal amount of $2,700 million from Barclays Bank plc. On 25 February 2022, such commitments were terminated and replaced with bridge and term facility commitments having an original aggregate principal amount of $2,700 million consisting of (i) “Facility A”, a bridge facility having an original aggregate principal amount of $2,000 million, which has since been terminated in full as described below, and (ii) “Facility B”, a term facility having an original aggregate principal amount of $700 million (collectively, the “Financing Commitments”) provided by a syndicate of banks. On 25 March 2022, an amendment letter was entered into in respect of the Financing Commitments in order to conform the duration of the Financing Commitments to the end date in the Agreement and Plan of Merger entered into between, among others, Terminix and the Company in respect of the acquisition of Terminix by the Company, as amended (the “Merger Agreement”). On 25 May 2022, an amendment letter was entered into in respect of the Financing Commitments in order to permit the Termination Date of Facility A to be extended to 1 April 2024. On 27 June 2022, Rentokil Initial plc and its subsidiary, Rentokil Initial Finance B.V., issued new notes, comprising (i) senior unsecured notes due 27 June 2027 in an aggregate principal amount of €850 million, (ii) senior unsecured notes due 27 June 2030 in an aggregate principal amount of €600 million, and (iii) senior unsecured notes due 27 June 2032 in an aggregate principal amount of £400 million, in each case pursuant to Rentokil Initial’s Euro Medium Term Note Programme (collectively, the “New Senior Notes”). Following the issuance of the New Senior Notes, on 30 June 2022, Rentokil Initial terminated the Financing Commitments in respect of Facility A. Part of the proceeds of the New Senior Notes have been converted to U.S. dollars using hedging instruments. The proceeds of Facility B and the New Senior Notes were used to pay the merger consideration, certain costs and expenses in connection therewith, for the refinancing of indebtedness of Terminix and its subsidiaries and for general corporate purposes.

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

Facility B is (i) prepayable at the option of the Company without penalty or premium (other than customary breakage payments) upon customary terms, and (ii) required to be prepaid in certain customary circumstances, including in the case of illegality or upon change of control. Facility B does not amortise.

Facility B includes representations and warranties and undertakings that are customary for financings of this type. In particular, the Company is required to comply with customary information undertakings to deliver financial statements, compliance certificates, certain documents distributed to shareholders and information pertaining to certain litigation, defaults, changes in credit rating or relating to the transactions contemplated by the Merger Agreement. The Company is also required to comply with, and ensure that its subsidiaries comply with, general undertakings that restrict the ability of members of the Group, subject to certain enumerated exceptions, to grant security interests, incur indebtedness (in the case of certain members of the Group), make disposals or asset sales, make extensions of credit, become liable with respect to certain trade instruments, change the nature of its business or enter into certain fundamental transactions of amalgamation, merger or reconstruction. There is an undertaking that in the event of a ratings downgrade by both S&P and Fitch to BB+ or below a guarantee will be provided by Rentokil North America, Inc to lenders under the RCF and EMTN Programme. There are no financial performance maintenance covenants. Upon the occurrence of certain events of default, the Company’s obligations under Facility B may, subject to certain limitations during a customary “certain funds” period, be accelerated and the lending commitments terminated. Events of default include failure to pay, failure to comply with undertakings (after expiration of a grace period in the case of a failure capable of cure), inaccuracy of representations in a material respect (after expiration of a grace period in the case of misrepresentations capable of cure), cross-default to certain other financial indebtedness of the Company and its subsidiaries, insolvency events, repudiation by the Company and any event or series or events that has a “material adverse effect” on the ability of the Company to perform its obligations under the facilities or on the validity or enforceability of the documentation in respect thereof.

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

UK Taxation

The following summary contains a description of certain UK tax consequences of the acquisition, ownership and disposal of ordinary shares or ADSs in the Company. It is based on current UK tax law and the current published practice of HM Revenue and Customs (“HMRC”) (which may not be binding on HMRC) as at the date of this Form 20-F which are both subject to change at any time, possibly with retrospective effect. This summary applies to you only if:

●	you are an individual citizen or resident of the U.S. or a corporation created or organised in or under the laws of the U.S. or any of its political subdivisions (or are otherwise subject to US federal income tax on a net income basis in respect of your holding of ordinary shares or ADSs);
●	you are the beneficial owner of ordinary shares or ADSs and hold them as a capital asset and not for the purposes of a trade;
●	if you are an individual, you are not resident in the UK for UK tax purposes, and do not hold the ordinary shares or ADSs for the purposes of a trade, profession or vocation that you carry on in the UK through a branch or agency or, if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the ordinary shares or ADSs for the purposes of a trade carried on in the UK through a permanent establishment in the UK; and
●	you are not domiciled in the UK for inheritance tax purposes.

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

UK Tax Consequences of Owning and Disposing of Ordinary Shares or ADSs in the Company

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

Inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual holder who is domiciled in the United States for the purposes of the convention between the United States and the United Kingdom relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) provided that any applicable U.S. federal gift or estate tax liability is paid, except where the ordinary share or ADS is part of the business property of a UK permanent establishment or pertains to a UK fixed base of an individual who performs independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer, in general within seven years of death, and in certain other circumstances. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to U.S. federal gift or estate tax, the Convention generally provides for double taxation to be relieved by means of credit relief based on priority rules set forth in the Convention.

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

UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on an instrument transferring ordinary shares. A charge to SDRT will also arise on an unconditional agreement to transfer ordinary shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and UK stamp duty is paid on that instrument, any SDRT already paid should be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT should be cancelled. An exemption from UK stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. The liability to pay UK stamp duty or SDRT is generally satisfied by the purchaser or transferee.

Transfers of ordinary shares to a connected company of a shareholder (or its nominee) may be subject to stamp duty and/or SDRT based on the market value of the ordinary shares at the time of the transfer, if that is higher than the amount or value of the consideration actually paid for the ordinary shares, subject to any relief which may be available for intragroup transfers.

No UK stamp duty should be payable on the transfer of ADSs, provided that no instrument of transfer is entered into (which should not be necessary). An agreement to transfer ADSs should not give rise to a liability to SDRT.

There is, however, a charge to UK stamp duty or SDRT at the rate of 1.5% of the amount or value of the consideration for the transfer or, in some circumstances, the value of the ordinary shares transferred (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are transferred to the depositary in exchange for ADSs evidenced by ADRs (or to a person whose business is or includes the provision of clearance services, or a nominee or agent for such a person). Such 1.5% charge is subject to exceptions, including for (i) transfers which are made in the course of “capital-raising arrangements” (as defined in sections 72ZA and 97AB of the Finance Act 1986), and (ii) transfers which are made in the course of “qualifying listing arrangements” (as defined in sections 72ZB and 97AC of the Finance Act 1986) and which do not affect the beneficial ownership of the ordinary shares in question. Specific professional advice should be sought in any case where the 1.5% UK stamp duty or SDRT charge may be applicable.

A transfer of ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will not be chargeable to UK stamp duty or SDRT.

United States Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares or ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold ordinary shares or ADSs as capital assets (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary is for general information purposes only and does not address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder; it is not a substitute for tax advice. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. holder of ordinary shares or ADSs in light of such U.S. holder’s particular circumstances, nor does it address tax considerations applicable to a holder of ordinary shares or ADSs that may be subject to special rules under the U.S. federal income tax laws, including, banks or other financial institutions, insurance companies, brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts, traders in securities that elect to mark-to-market, tax-exempt entities or organisations, pension funds, “individual retirement accounts”, “Roth IRAs” or other deferred accounts, real estate investment trusts, mutual funds, regulated investment companies, partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and their partners or shareholders, governmental agencies or instrumentalities, certain former citizens or long-term residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, “personal holding companies”, persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement”, persons that received the ordinary shares or ADSs through the exercise of employee stock options or otherwise as compensation for the performance of services or through a tax-qualified retirement plan, persons that hold ordinary shares of ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction, persons that hold their ordinary shares or ADSs in connection with a permanent establishment or fixed base outside the United States or persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares and ADSs. This summary does not address U.S. federal taxes other than the income tax (such as the Medicare surtax on net investment income, the estate, gift, or alternative minimum tax), any election to apply Section 1400Z-2 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to gains recognised with respect to ordinary shares or ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of ordinary shares or ADSs. This discussion assumes that Rentokil Initial will not be treated as a U.S. corporation for U.S. federal income tax purposes and has not otherwise been nor will be subject to Section 7874 of the Code.

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

Our dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid to non-corporate U.S. holders that satisfy a minimum holding period (during which they are not protected from the risk of loss) and certain other requirements may qualify for the preferential tax rates applicable to qualified dividend income, provided that we are a “qualified foreign corporation” and we are not a PFIC as to the non-corporate U.S. holder in the taxable year of the dividend or the preceding taxable year. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States. A non-U.S. corporation also will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the U.S. Our ADSs are listed on the NYSE, which is an established securities market in the U.S., and we expect our ADSs to be readily tradable on the NYSE. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the U.S. in any taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

If dividends are subject to UK withholding tax, a U.S. holder may be entitled, subject to generally applicable limitations, to claim a U.S. foreign tax credit for UK withholding tax imposed at the appropriate rate. U.S. holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such taxes. The rules relating to the foreign tax credit are complex. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognise capital gain or loss on the sale, exchange, or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realised from such sale or exchange and the U.S. holder’s adjusted basis in the ordinary shares or ADSs, each amount determined in USD. A U.S. holder’s adjusted tax basis in an ordinary share or ADS generally will be equal to the USD cost of such ordinary share or ADS. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such ordinary share or ADS exceeds one year as of the date of sale or other disposition. Long-term capital gain realised by a non-corporate U.S. holder is generally eligible for preferential reduced tax rates. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations. Any such gain or loss that a U.S. holder recognises generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules with respect to certain dividends, rents, interest or royalties received from its affiliates and taking into account its proportionate share of the income and assets of its 25% or more owned subsidiaries, either: (i) at least 75% of its gross income is “passive income”, or (ii) at least 50% of the average quarterly value of its total gross assets is attributable to cash in excess of working capital requirements or assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income. While we are treated as a publicly traded company for these purposes, the value of our assets, including goodwill and other intangibles, will be based on their fair market value, which will depend on the market value of our ordinary shares and ADSs, which are subject to change.

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

If we were to be classified as a PFIC for any taxable year during which a U.S. holder owns ordinary shares or ADSs, gain recognised on a sale or other disposition (including certain pledges) of such U.S. holder’s ordinary shares or ADSs would be allocated rateably over such U.S. holder’s holding period. Amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income and the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. In addition, to the extent that distributions received by a U.S. holder on its ordinary shares or ADSs in any taxable year exceed 125% of the average of the annual distributions on such holder’s ordinary shares or ADSs received during the preceding three taxable years (or, if shorter, the U.S. holder’s holding period), such excess distributions will be subject to taxation in the same manner. Furthermore, dividends that are not excess distributions would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other non-corporate persons.

If the Company is a PFIC for any taxable year during which you own ordinary shares or ADSs, the Company will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ordinary shares or ADSs, even if the Company ceases to meet the threshold requirements for PFIC status. Certain elections may be available that will result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. holders should consult their own tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were a PFIC for any taxable year, including whether any of these elections will be available, and, if so, what the consequences of the alternative treatments will be in your particular circumstances.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares or ADSs and on the proceeds from the sale, exchange, or disposition of the ordinary shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is a corporation or other “exempt recipient”. In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company, at https://www.sec.gov. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—C1. Financial risk management” on pages F-50 to F-52 of this Form 20-F.

Please also refer to the information above under Item 3 “Key Information—Risk Factors—Risks Relating to Financial Markets”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s ADSs are evidenced by American Depositary Receipts (“ADRs”). The Company’s ADR program is administered by The Bank of New York Mellon (“BNY Mellon” or the “Depositary”) as the depositary. Contact details for the Depositary are available under the heading “Other Information—Additional Shareholder Information—American Depositary Shares” on page 240 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

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

Fees and Payments Made by BNY Mellon to Us

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADR programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, the electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. Under the contractual arrangements with the Depositary, the Company has received or is due to receive approximately $4,264,639 in the year ended 31 December 2024 arising out of fees charged in respect of dividends paid during the year and the cancellation or issuance of ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Group maintains disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Our management, with the participation of our Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of 31 December 2024.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on such assessment, our management has concluded that, as of 31 December 2024, our internal control over financial reporting was effective.

Remediation of previously identified material weaknesses in Internal Control over Financial Reporting

As previously disclosed in our Annual Report on Form 20-F for the fiscal year ended 31 December 2023 filed with the SEC on 27 March 2024, management identified a material weakness in our internal control over financial reporting relating to the failure to design and maintain effective IT general controls over user access, change management, database management and segregation of duties for information systems that are relevant to the preparation of our financial statements.

Management, in consultation with the Audit Committee, took steps to remediate the material weakness by successfully implementing a plan to strengthen our internal control over financial reporting, which included: (i) hiring IT personnel with an appropriate level of knowledge and technical experience to design and maintain IT general controls; (ii) designating clear IT General control owners and operators; (iii) refining and enforcing policies and procedures in relation to the design and operation of IT general controls; (iv) continuing to implement the IT general controls framework; and (v) where necessary, identifying, implementing, and documenting IT general controls. Management has determined that these controls were designed and have operated effectively for a sufficient period of time and concluded that this material weakness has been remediated as of 31 December 2024.

C.	Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of 31 December 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report dated 26 March 2025, which is included under the heading “Financial Statements—Report of Independent Registered Public Accounting Firm” on pages F-2 to F-4 of this Form 20-F.

D.	Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting that occurred during the year ended 31 December 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above under “Remediation of previously identified material weaknesses in Internal Control over Financial Reporting”.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Membership and attendance” on page 115 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16B. CODE OF ETHICS

Our principal executives, including the Chief Executive Officer, the Chief Financial Officer and all other members of the ELT are subject to the Rentokil Initial Code of Conduct. No waivers or exceptions to the Codes of Conduct were granted in 2024.

The information set forth under the headings “Strategic Report—Responsible Business—Governance Sustainability Statement” on page 80, “Corporate Governance—Our Governance—Policies and practices” on page 109 and “Corporate Governance—Audit Committee Report—Governance and compliance” on page 120 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2024 and 2023:

	Year ended
	December 31,
	2024	2023

	(£ million)
Audit fees(1)	11	11
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	11	11
(1)	Audit fees consist of fees payable to the Company’s auditor for the audit of the parent company accounts, consolidated accounts, and accounts of Group subsidiaries.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A8. Auditors’ remuneration” on page F-28 of this Form 20-F.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than 5% of the total amount of fees paid by us to our principal accountants, if such engagements were not recognised by us at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2024, no fees paid by us to our principal accountant for non-audit services in each category were subject to such a waiver.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Number (or
				Approximate Dollar
			(c) Total Number of	Value) of Shares (or
			Shares (or Units)	Units) that May Yet
	(a) Total number of	(b) Average Price	Purchased as Part of	Be Purchased Under
	Shares (or Units)	Paid per Share (or	Publicly Announced	the Plans or
Period	Purchased	Unit)	Plans or Programs	Programs
		(£)		(£ billion)
Month #1 (Jan 1 - Jan 31)	0	N/A	0	0
Month #2 (Feb 1 - Feb 29)	0	N/A	0	0
Month #3 (Mar 1 - Mar 31)	0	N/A	0	0
Month #4 (Apr 1 - Apr 30)	0	N/A	0	0
Month #5 (May 1 - May 31)	0	N/A	0	0
Month #6 (Jun 1 - Jun 30)	0	N/A	0	0
Month #7 (Jul 1 - Jul 31)	0	N/A	0	0
Month #8 (Aug 1 - Aug 31)	0	N/A	0	0
Month #9 (Sep 1 - Sep 30)	0	N/A	0	0
Month #10 (Oct 1 - Oct 31)	0	N/A	0	0
Month #11 (Nov 1 - Nov 30)	0	N/A	0	0
Month #12 (Dec 1 - Dec 31)	0	N/A	0	0
Total	0	N/A	0	0

At the 2024 Annual General Meeting, the Company’s shareholders authorised the Company to repurchase up to 252,000,000 of its own shares and such authority will be valid until the 2025 Annual General Meeting. No purchases of its shares were made by the Company during the year ended 31 December 2024. Authority to make repurchases of the Company’s own shares is normally renewed annually and approval will be sought from shareholders at the 2025 Annual General Meeting to renew such authority for a further year.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the equity shares (commercial company) category of the Official List of the FCA and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2018 edition of the UK Code came into effect for reporting periods beginning on or after 1 January 2019 and was effective to the Company for the year ended 31 December 2024. The Companies Act 2006 (the “UK Act”) and the UK Listing Rules impose certain requirements that also influence our corporate governance practices. Furthermore, as a result of the listing of the Company’s ADSs on the NYSE and the Company’s registration under the Exchange Act, we follow the applicable U.S. federal securities laws and regulations, as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer.

We are required to disclose any significant ways in which the Company’s corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards under Section 303A of the NYSE Listed Company Manual. In connection with the Company’s compliance obligations under the Sarbanes-Oxley Act, amongst other things, we have reviewed the corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards and our corporate governance practices are generally consistent with those standards.

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

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Sally Johnson, Chair of the Audit Committee, possesses such expertise and also possesses the financial and audit committee experiences set forth in both the UK Code and SEC rules. Sally Johnson has also been designated as an audit committee financial expert as defined in Item 16A of Form 20-F. The Board has also determined that each member of the Audit Committee meets the financial literacy requirements applicable under NYSE listing standards.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board has adopted a Group wide dealing policy governing the purchase, sale, and other dispositions of the Company’s securities by Directors, senior management and employees of the Company and its subsidiaries, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards (the “Group Wide Dealing Policy”). In addition, Directors and certain employees of the Company and its subsidiaries are bound by a dealing code that governs the treatment of inside information and material non-public information (the “Dealing Code”).

The Company’s Group Wide Dealing Policy and Dealing Code are included in this Form 20-F as Exhibits 11.1 and 11.2, respectively.

The information set forth under the heading “Corporate Governance—Our Governance—Policies and practices” on page 109 of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16K. CYBER SECURITY

The Board oversees the Group’s risk management and internal control framework, including consideration of the risks posed from cyber security threats.

Management provides an in-depth annual update to the Board on the Group’s IT security arrangements, including details of our cyber security operations and performance, and the status of this risk.

To protect the Group from potential cyber security threats, we have employed complementary processes for assessing, identifying, and managing the risk, with our information systems being protected by a multi-layered set of technology and processes (implemented and monitored by cyber security professionals), and consistent with the US National Institute of Standards and Technology Cybersecurity Framework. This is periodically assessed via recurring independent third-party assessments, internal audits, and penetration testing. The Group has also adopted cyber security incident response plans, to ensure the appropriate escalation of potential threats in a timely manner, and we use our e-learning platform for cyber security training, along with regular phishing simulations, to assess the effectiveness of our training and to test user awareness of current threats. The Group has not experienced previous cyber security incidents that have materially impacted the business or business strategy.

In addition to the annual presentation to the Board, the outputs of these security activities are summarised and reviewed by the Group Risk Committee and discussed at the IT leadership team meetings. The Audit Committee would also be notified of any control incidents. Third-party partners are subject to appropriate controls as specified on Rentokil Initial third-party risk management and procurement processes, and enforced via service agreement and contract terms and conditions.

Management reviews cyber security risks through updates received from the Group Chief Information Security Officer (CISO), IT Risk Committee, and Internal Audit. These updates include details of the actions being taken to prevent, detect, mitigate, and remediate the risk of cyber security threats. Management also considers recommendations from the Group CISO, including any corrective actions required to address exposed risk to information systems from cyber security threats.

The Group’s CISO, who reports to the Chief Information Officer, has more than 20 years of cyber security expertise, across a range of diverse industries, and leads our Information Security team. The Information Security team is supported by an external third party that provides uninterrupted security monitoring.

In addition, the information set forth under the headings “Strategic Report—Risks and Uncertainties—Failure to ensure business continuity in a case of material incident” on page 87 and “Corporate Governance—Audit Committee Report—Risk management and internal control—Risk and internal controls” on pages 120 to 121, in each case of the Annual Report 2024 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under Item 3 “Key Information—Risk Factors—Cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers, could expose us to liability, limit our ability to effectively monitor, operate and control operations and adversely impact our business, reputation, results of operations, financial condition and/or prospects” as well as “—Extraordinary events may significantly impact our business if we are unable to ensure business continuity due to a material incident.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Please refer to the information (including tabular data) set forth under the heading “Consolidated Financial Statements” on pages F-1 to F-80 of this Form 20-F.

In accordance with Rule 405(a)(3) under Regulation S-T, this information (including tabular data) is reproduced under Item 8 herein tagged with Inline XBRL formatting.

ITEM 19. EXHIBITS(1)

1.1

Rentokil Initial plc Articles of Association adopted by special resolution passed on 10 May 2023 (incorporated into this Form 20-F by reference to Exhibit 1.1 of Rentokil Initial’s Form 20-F filed 27 March 2024 (File No. 001-41524)).

2.1

Amended and Restated Deposit Agreement, dated as of 26 November 2018, by and among Rentokil Initial plc, The Bank of New York Mellon, as depositary bank, and all beneficial owners and holders from time to time of American Depositary Shares issued thereunder (incorporated into this Form 20-F by reference to Exhibit 4.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

2.2	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.
4.1

Agreement and Plan of Merger between Terminix Global Holdings, Inc., Rentokil Initial plc, Rentokil Initial US Holdings, Inc., Leto Holdings I, Inc. and Leto Holdings II, LLC (incorporated into this Form 20-F by reference to Exhibit 2.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.2

Bridge and Term Facilities Agreement dated 25 February 2022 between Rentokil Initial plc, as Borrower, The Financial Institutions identified therein, as Arrangers, The Financial Institutions identified therein, as Original Lenders, Barclays Bank PLC, as Documentation Agent, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F by reference to Exhibit 10.3 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.3

Amendment Letter dated 25 March 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F by reference to Exhibit 10.4 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.4

Amendment Letter dated 25 May 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F by reference to Exhibit 10.5 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.5

Amendment Letter dated 18 July 2022 between Rentokil Initial plc, as Borrower, and Skandinaviska Enskilda Banken AB (publ), as Agent (incorporated into this Form 20-F by reference to Exhibit 10.6 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.6

Third Amendment and Restatement Agreement dated 8 September 2021 between Rentokil Initial plc, as Borrower, The Financial Institutions listed in Schedule 1, as Lenders, and Skandinaviska Enskilda Banken AB (publ), as Agent(incorporated into this Form 20-F by reference to Exhibit 10.1 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

4.7

Fourth Amendment and Restatement Agreement dated 25 February 2022 between Rentokil Initial plc, as Borrower, The Financial Institutions listed in Schedule 1, as Lenders, and Skandinaviska Enskilda Banken AB (publ), as Agent(incorporated into this Form 20-F by reference to Exhibit 10.2 of Rentokil Initial’s Form F-4/A filed 2 September 2022 (File No. 333-265455)).

8.1	Refer to “Related Undertakings” on pages F-67 to F-80 of this Form 20-F for more information on our subsidiaries and other associated undertakings.
11.1	Rentokil Initial plc Group Wide Dealing Policy dated January 2025.
11.2	Rentokil Initial plc Dealing Code dated December 2024.
12.1	Certification of Andy Ransom filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Paul Edgecliffe-Johnson filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Andy Ransom and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report 2024(2)
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
97.1

Rentokil Initial plc SEC Compensation Recoupment Policy dated 27 September 2023 (incorporated into this Form 20-F by reference to Exhibit 97.1 of Rentokil Initial’s Form 20-F filed 27 March 2024 (File No. 001-41524)).

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
104.Cover	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)
(1)

Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)

Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2024 is not deemed to be filed as part of this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rentokil Initial plc

By:	/s/ Paul Edgecliffe-Johnson
	Name:	Paul Edgecliffe-Johnson
	Title:	Chief Financial Officer

London, England

26 March 2025

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Rentokil Initial plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Rentokil Initial plc and its subsidiaries (the “Group”) as of 31 December 2024 and 2023, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2024 and 2023 , and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in conformity with  International Financial Reporting Standards as issued by the International Accounting Standards Board and  UK-adopted International Accounting Standards.  Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B.  Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of goodwill

As described in the material accounting policies and Note B2 to the consolidated financial statements, the Group recorded £5,157 million of goodwill at 31 December 2024. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. Management’s value-in-use model uses the following assumptions about the future: revenue growth rate, operating profit margin, discount rate and long-term growth rates (LTGR). The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated LTGR.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are: (i) the judgements by management when developing the recoverable amount of the CGUs; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures and evaluating management’s assumptions related to revenue growth rate, operating profit margin, discount rate and LTGR; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the recoverable amount of the CGUs; (ii) evaluating the appropriateness of the recoverable amount calculation; (iii) testing the completeness and accuracy of underlying data used in the calculation; and (iv) evaluating the reasonableness of the assumptions used by management relating to revenue growth rate, operating profit margin, discount rate and LTGR. Evaluating management’s assumptions involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the LTGR and discount rate assumptions.

Valuation of termite damage claim provisions

As described in the material accounting policies and Note A6 to the consolidated financial statements, the Group holds provisions for termite damage claims covered by contractual warranties. With the acquisition of Terminix in 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The liability arises when a termite infestation occurs, resulting in damage to a property under a termite contract, that is subsequently remediated by the Group. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. The provision amounted to £197 million at 31 December 2024.

The principal considerations for our determination that performing procedures relating to the valuation of termite damage claim provisions is a critical audit matter are: (i) significant judgement by management in valuing the provisions; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures to evaluate management’s significant assumptions related to the volume and value of future claims; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for valuing the provision; (ii) evaluating the appropriateness of the valuation methodology; (iii) testing the completeness and accuracy of data used by management; and (iv) evaluating the reasonableness of significant assumptions related to the volume and value of future claims. Evaluating management’s assumptions related to the volume and value of future claims involved evaluating whether the assumptions were reasonable considering (i) the historical trend; (ii) consistency of assumptions used in the current year versus the prior year; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating the mathematical integrity of the valuation.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

26 March 2025

We have served as the Group’s auditor since 2021.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

		2024		2023		2022
	Notes	£m		£m		£m
Revenue	A1	5,436		5,375		3,714
Operating expenses	A7	(4,831)		(4,711)		(3,373)
Net impairment losses on financial assets		(56)		(39)		(24)
Operating profit	A1	549		625		317
Finance income	C9	46		48		49
Finance cost	C8	(197)		(189)		(79)
Share of profit from associates net of tax	B6	7		9		9
Profit before income tax		405		493		296
Income tax expense	A12	(98)		(112)		(64)
Profit for the year		307		381		232
Profit for the year attributable to:
Equity holders of the Company		307		381		232
Non-controlling interests		—		—		—
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability	A10	—		—		2

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		46		(352)		(232)
Net (loss)/gain on net investment hedge		(17)		109		(68)
Effective portion of changes in fair value of cash flow hedge		27		3		(6)
Cost of hedging		(5)		9		(2)
Tax related to items taken to other comprehensive income	A12, A14	(6)		6		11
Other comprehensive income for the year		45		(225)		(295)
Total comprehensive income for the year		352		156		(63)
Total comprehensive income for the year attributable to:
Equity holders of the Company		352		156		(63)
Non-controlling interests		—		—		—

Earnings per share attributable to the Company’s equity holders:
Basic	A2	12.17	p	15.14	p	11.57	p
Diluted	A2	12.14	p	15.07	p	11.51	p

All profit is from continuing operations.

Consolidated Balance Sheet

At 31 December

		2024	2023
	Notes	£m	£m
Assets
Non-current assets
Intangible assets	B2	7,108	7,042
Property, plant and equipment	B3	502	499
Right-of-use assets	B4	461	452
Investments in associated undertakings	B6	37	44
Other investments	C4	21	21
Deferred tax assets	A14	34	43
Contract costs	A1	238	224
Retirement benefit assets	A10	3	3
Trade and other receivables	A3	57	45
Derivative financial instruments	C6	6	57
		8,467	8,430
Current assets
Other investments	C4	2	1
Inventories	A4	229	207
Trade and other receivables	A3	909	880
Current tax assets		22	33
Derivative financial instruments	C6	—	14
Cash and cash equivalents	C3	925	1,562
		2,087	2,697
Liabilities
Current liabilities
Trade and other payables	A5	(1,118)	(1,144)
Current tax liabilities		(43)	(48)
Provisions for liabilities and charges	A6	(115)	(94)
Bank and other short-term borrowings	C2	(1,166)	(1,134)
Lease liabilities	B4	(130)	(127)
Derivative financial instruments	C6	(3)	(32)
		(2,575)	(2,579)
Net current (liabilities)/assets		(488)	118
Non-current liabilities
Other payables	A5	(69)	(71)
Bank and other long-term borrowings	C2	(2,498)	(3,153)
Lease liabilities	B4	(315)	(318)
Deferred tax liabilities	A14	(511)	(517)
Retirement benefit obligations	A10	(25)	(28)
Provisions for liabilities and charges	A6	(304)	(357)
Derivative financial instruments	C6	(29)	(16)
		(3,751)	(4,460)
Net assets		4,228	4,088
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	D2	25	25
Share premium		15	14
Other reserves		583	532
Retained earnings		3,606	3,518
		4,229	4,089
Non-controlling interests		(1)	(1)
Total equity		4,228	4,088

The Financial Statements on pages 5 to 67 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Paul Edgecliffe-Johnson on 6 March 2025.

Andy Ransom	Paul Edgecliffe-Johnson
Chief Executive	Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December

		Attributable to equity holders of the Company				Non-
		Share	Share	Other	Retained	controlling	Total
		capital	premium	reserves	earnings	interests	equity
	Notes	£m	£m	£m	£m	£m	£m
At 1 January 2022		19	7	(1,927)	3,166	(1)	1,264
Profit for the year		—	—	—	232	—	232
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(232)	—	—	(232)
Net loss on net investment hedge		—	—	(68)	—	—	(68)
Net loss on cash flow hedge[1]		—	—	(6)	—	—	(6)
Cost of hedging		—	—	(2)	—	—	(2)
Remeasurement of net defined benefit liability		—	—	—	2	—	2
Tax related to items taken directly to other comprehensive income		—	—	—	11	—	11
Total other comprehensive income for the year		—	—	(308)	245	—	(63)
Transactions with owners:
Shares issued in the year		6	—	—	—	—	6
Merger relief on acquisition of Terminix Global Holdings, Inc.		—	—	3,014	—	—	3,014
Gain on stock options		—	2	—	—	—	2
Cost of issuing new shares		—	—	(16)	—	—	(16)
Dividends paid to equity shareholders	D1	—	—	—	(122)	—	(122)
Cost of equity-settled share-based payment plans		—	—	—	18	—	18
Tax related to items taken directly to equity		—	—	—	(2)	—	(2)
Movement in the carrying value of put options		—	—	—	(3)	—	(3)
At 31 December 2022		25	9	763	3,302	(1)	4,098
Adjustment on initial application of IFRS 17		—	—	—	(1)	—	(1)
Adjusted balance as at 1 January 2023		25	9	763	3,301	(1)	4,097
Profit for the year		—	—	—	381	—	381
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(352)	—	—	(352)
Net gain on net investment hedge		—	—	109	—	—	109
Net gain on cash flow hedge[1]		—	—	3	—	—	3
Cost of hedging		—	—	9	—	—	9
Tax related to items taken directly to other comprehensive income		—	—	—	6	—	6
Total other comprehensive income for the year		—	—	(231)	387	—	156
Transactions with owners:
Gain on stock options		—	5	—	—	—	5
Dividends paid to equity shareholders	D1	—	—	—	(201)	—	(201)
Cost of equity-settled share-based payment plans		—	—	—	27	—	27
Movement in the carrying value of put options		—	—	—	4	—	4
At 31 December 2023		25	14	532	3,518	(1)	4,088
Profit for the year		—	—	—	307	—	307
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	46	—	—	46
Net loss on net investment hedge		—	—	(17)	—	—	(17)
Net gain on cash flow hedge[1]		—	—	27	—	—	27
Cost of hedging		—	—	(5)	—	—	(5)
Tax related to items taken directly to other comprehensive income		—	—	—	(6)	—	(6)
Total other comprehensive income for the year		—	—	51	301	—	352
Transactions with owners:
Gain on stock options		—	1	—	—	—	1
Dividends paid to equity shareholders	D1	—	—	—	(229)	—	(229)
Cost of equity-settled share-based payment plans		—	—	—	20	—	20
Tax related to items taken directly to equity		—	—	—	(3)	—	(3)
Movement in the carrying value of put options		—	—	—	(1)	—	(1)
At 31 December 2024		25	15	583	3,606	(1)	4,228
1.

£27m net gain (2023: £3m net gain; 2022: £6m net loss) on cash flow hedge includes a £51m loss (2023: £28m loss; 2022: £137m gain) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of £nil (2023: £nil; 2022: £118m loss) and a £78m gain (2023: £31m gain; 2022: £25m loss) reclassification to the income statement due to changes in foreign exchange rates.

Shares of £nil (2023: £nil; 2022: £nil) have been netted against retained earnings. This represents 11.4m (2023: 13.0m; 2022: 19.6m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2024 was £45m (2023: £57m; 2022: £100m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves

	Capital	Merger	Cash flow
	reduction	relief	hedge	Translation	Cost of
	reserve	reserve	reserve	reserve	hedging	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2022	(1,723)	—	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	—	—	—	(232)	—	(232)
Net loss on net investment hedge	—	—	—	(68)	—	(68)
Net loss on cash flow hedge[1]	—	—	(6)	—	—	(6)
Cost of hedging	—	—	—	—	(2)	(2)
Total comprehensive income for the year	—	—	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	—	3,014	—	—	—	3,014
Cost of issuing new shares	—	(16)	—	—	—	(16)
At 31 December 2022	(1,723)	2,998	3	(511)	(4)	763
Net exchange adjustments offset in reserves	—	—	—	(352)	—	(352)
Net gain on net investment hedge	—	—	—	109	—	109
Net gain on cash flow hedge[1]	—	—	3	—	—	3
Cost of hedging	—	—	—	—	9	9
Total comprehensive income for the year	—	—	3	(243)	9	(231)
At 31 December 2023	(1,723)	2,998	6	(754)	5	532
Net exchange adjustments offset in reserves	—	—	—	46	—	46
Net loss on net investment hedge	—	—	—	(17)	—	(17)
Net gain on cash flow hedge[1]	—	—	27	—	—	27
Cost of hedging	—	—	—	—	(5)	(5)
Total comprehensive income for the year	—	—	27	29	(5)	51
At 31 December 2024	(1,723)	2,998	33	(725)	—	583
1.

£27m net gain (2023: £3m net gain; 2022: £6m net loss) on cash flow hedge includes a £51m loss (2023: £28m loss; 2022: £137m gain) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of £nil (2023: £nil; 2022: £118m loss) and a £78m gain (2023: £31m gain; 2022: £25m loss) reclassification to the income statement due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date; for example, on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement

For the year ended 31 December

		2024	2023	2022
	Notes	£m	£m	£m
Cash flows from operating activities
Operating profit		549	625	317
Adjustments for:
– Depreciation and impairment of property, plant and equipment		159	154	148
– Depreciation and impairment of leased assets		123	120	106
– Amortisation and impairment of intangible assets (excluding computer software)		199	175	118
– Amortisation and impairment of computer software		26	26	22
– Other non-cash items		18	26	8
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(12)	(15)	(4)
– Contract costs		(14)	(19)	(10)
– Trade and other receivables		(38)	(29)	5
– Trade and other payables and provisions		(101)	(60)	6
Interest received		36	25	13
Interest paid[1]		(180)	(191)	(52)
Income tax paid	A13	(87)	(100)	(77)
Net cash flows from operating activities		678	737	600
Cash flows from investing activities
Purchase of property, plant and equipment		(171)	(167)	(153)
Purchase of intangible fixed assets		(44)	(44)	(37)
Proceeds from sale of property, plant and equipment		4	14	5
Acquisition of companies and businesses, net of cash acquired	B1	(172)	(242)	(1,018)
Disposal of companies and businesses		—	—	1
Disposal of investment in associate	B6	—	19	—
Dividends received from associates	B6	11	4	4
Net change to cash flow from investment in term deposits		(1)	—	1
Net cash flows from investing activities		(373)	(416)	(1,197)
Cash flows from financing activities
Dividends paid to equity shareholders	D1	(229)	(201)	(122)
Capital element of lease payments		(145)	(157)	(104)
Cost of issuing new shares		—	—	(16)
Cash outflow on settlement of debt-related foreign exchange forward contracts		(9)	(3)	26
Proceeds from new debt		—	—	2,383
Debt repayments		(369)	—	(844)
Net cash flows from financing activities		(752)	(361)	1,323
Net (decrease)/increase in cash and cash equivalents		(447)	(40)	726
Cash and cash equivalents at beginning of year		832	879	242
Exchange loss on cash and cash equivalents		(13)	(7)	(89)
Cash and cash equivalents at end of the financial year	C3	372	832	879
1.	Interest paid includes the interest element of lease payments of £24m (2023: £25m; 2022: £10m).

Notes to the Consolidated Financial Statements

Material accounting policies

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

Climate change

The Group has engaged in a detailed review of expected climate change impacts on the business and its assets and liabilities, to establish any adjustments required and what disclosure is necessary in the Consolidated Financial Statements for 2024 under a 1.5–2.0°C pathway.

This process has been completed to ensure material accuracy of the financial reporting, and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items and each element of the Group target to reach net zero by 2040, to identify if any of these items are expected to be materially impacted in a negative or positive way by weather, legislative, societal, or revenue/cost changes. The conclusions of this process were reviewed and agreed by the Audit Committee and Board on 12 December 2024.

Overall, the conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations significantly reduces the risk profile of the Group to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present some opportunities. Societal and legislative impacts are not felt to have a material impact on any one segment such that we need to break out reporting in a different way from previous years. Judgements are not felt to be significant, although clearly understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the incremental processes undertaken to give extra comfort on the valuations. Management review has concluded that this is the only area that has judgement and potential for material impact, although we conclude that none are necessary and that no further disclosures are needed beyond this note.

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Consolidated Financial Statements, with a longer assessment period to 30 June 2026 being considered as appropriate so that the forecast period includes the debt maturity in May 2026.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include: (i) a revenue decline of 20% against base budget for six months; and (ii) a 20% revenue decline for 12 months. Both of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. These assessments were prepared on the conservative assumption that the Group has no access to the debt capital markets. As part of their analysis, the Board considered mitigating actions at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible, such as cost savings, adjusting the level of M&A activity, and/or dividends paid. In addition to the above, the Directors also considered that the Group has the ability to extend existing or raise new financing, although this was not included in the modelling undertaken for going concern assessment.

Based on the above, the Directors have concluded that the Group is well placed to manage its financing and other business risks and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these Consolidated Financial Statements. They therefore consider it appropriate to adopt the going concern basis in preparing these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

continued

Consolidation

(a)Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it: (i) has power over the entity; (ii) is exposed or has rights to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of these three elements of control.

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Inter-company transactions, balances, and gains and losses on transactions between Group companies are eliminated on consolidation. When less than 100% of the issued share capital of a subsidiary is acquired, and the acquisition includes an option to purchase the remaining share capital of the subsidiary, the anticipated acquisition method is applied where judged appropriate to do so. The judgement is based on the risks and rewards associated with the option to purchase, meaning that no non-controlling interest is recognised. A liability is carried on the balance sheet equal to the fair value of the option to purchase. This is revised to the fair value at each reporting date, with differences being recorded in equity.

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

The results and cash flows of significant assets or businesses sold during the year are presented as discontinued operations in the Consolidated Statement of Profit or Loss and the Consolidated Cash Flow Statement. Assets and businesses are classified as held for sale when their carrying amounts are expected to be recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale, and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

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

Associates are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

Gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.

Notes to the Consolidated Financial Statements

continued

Foreign currency translation

(a)Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of Rentokil Initial plc.

The Group plans to change its presentation currency to US dollars with effect from 1 January 2025.

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

(d)Financial reporting in hyperinflationary economies

The Group has operations in Argentina, Ghana, Lebanon, and Turkey, which remained hyperinflationary in 2024.

The IAS 29 rules are applied as follows:

(i)	adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii)	adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii)	adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in the local currency.

Notes to the Consolidated Financial Statements

continued

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2024	Index at 31 December 2024
Argentina	3,533.19	7,693.70
Ghana	200.50	248.30
Lebanon	5,978.13	7,061.07
Turkey	1,859.38	2,684.55

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions.

Financial assets

The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition, the Group carries out a solely payment of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

(a)Amortised cost

Financial assets under this classification are non-derivative financial assets held to collect the contractual cash flows until maturity and the cash flows are SPPI. Assets measured at amortised cost include trade and other receivables, cash and cash equivalents (excluding money market funds which are classified as fair value through profit and loss), and other investments.

(b)Fair value through other comprehensive income

These are non-derivative financial assets which can be for sale with cash flows that are SPPI. These assets are measured at fair value and changes to market values are recognised in other comprehensive income. The Group has no assets classified under this category.

(c)Fair value through profit or loss

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

Financial liabilities held at amortised cost include trade payables, deferred consideration, and borrowings.

Sources of estimation uncertainty and significant accounting judgements

The use of estimates, assumptions, and judgements in the application of the Group’s accounting policies is explained below, with major sources of estimation uncertainty and significant judgements separately identified.

Assumptions and estimation uncertainties

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below (please refer to the relevant notes for further detail):

(a) Termite damage claim provisions

With the acquisition of Terminix in 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The liability arises when a termite infestation occurs, resulting in damage to a property which is under a termite contract, that requires subsequent remediation by the Group. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate, and discount rates. Starting from the acquisition date, an additional provision is recognised for all new termite customers upon commencement of their contract, based on the estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions is also likely to change. Sensitivity analysis is provided in Note A6.

Significant accounting judgements

Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Consolidated Financial Statements are discussed below:

(a) Useful economic life of brands

The Terminix US brand, acquired in 2022, has been assessed as having an indefinite useful life. Prior to this acquisition, all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and, therefore, if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. At acquisition, the Terminix brand was valued at £1,292m, which based on a typical 15-year life would result in an annual amortisation charge of £86m.

Other accounting estimates

The Consolidated Financial Statements include other areas of accounting estimates that do not meet the definition of significant accounting estimates or accounting judgements under IAS 1. The recognition and measurement of certain material assets and liabilities are based on assumptions and/or are subject to longer-term uncertainties, as follows:

(a) Impairment of goodwill and other assets

The annual review for potential impairment of goodwill and other indefinite-lived intangible assets is primarily based on a value-in-use model. This model uses discounted cash flows to assess whether the goodwill carrying value can be supported or whether impairment is required. The model uses the following assumptions about the future:

●	revenue growth rate;
●	operating profit margin;
●	discount rate; and
●	long-term growth rate (inflation).

Management anticipates that the likelihood of a reasonably possible change in assumptions resulting in a material misstatement is remote. Note B2 explains the impairment review process undertaken in the year.

Notes to the Consolidated Financial Statements

continued

(b) Self-insurance provisions

The Group self-insurance provision increased significantly through the acquisition of Terminix in 2022. Self-insurance provisions are valued annually with the support of external actuaries. Although the carrying value of the provision is significant, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year and any impact would be expected to crystallise over the long term. Self-insurance provisions are disclosed in Note A6.

(c) Provisions for uncertain tax positions

The Group holds significant provisions for uncertain tax positions on the basis of amounts expected to be paid to the tax authorities. The Group’s current tax liabilities reflect management’s best estimate of the future amounts of corporation tax that will be settled. However, the actual outcome could be significantly different to the estimate made, as the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time-barred. Note A13 discusses in detail why the provisions are taken and explains the estimation uncertainty.

Standards, amendments, and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2023.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2024:

●	amendments to IAS 1 – Classification of liabilities as current or non-current and non-current liabilities with covenants;
●	amendments to IFRS 16 – Lease liability in sale and leaseback; and
●	amendments to IAS 7 and IFRS 7 – Supplier finance arrangements.

The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2023.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2024 reporting periods, and have not been adopted early by the Group.

●	IFRS 18 – Presentation and disclosure in financial statements

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 and will replace IAS 1 – Presentation of financial statements. It will introduce new requirements that are intended to help to achieve comparability of the financial performance of similar entities, and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive; in particular those related to the statement of comprehensive income or loss, and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements.

Notes to the Consolidated Financial Statements

continued

A. Operating

A1. Revenue recognition and operating segments

Revenue recognition

Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases, the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly, the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component, or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into region, category, and major type of revenue stream is shown below under segment reporting.

Performance obligations

Contract service revenue

These are mainly full-service contracts, inclusive of equipment, maintenance, and consumables as required. The inclusive service is treated as a single performance obligation.

●	Pest Control: the Group offers a range of services with the most common being general pest maintenance contracts. Under this type of contract the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service. Some countries offer an assurance warranty-type service where any additional call-outs are included in the contract price; in other countries, additional call-outs are chargeable. Where an assurance warranty is offered as part of the contract, revenue is recognised over the duration of the contract. Where no such warranty is offered, revenue is recognised at a point in time when the customer is visited.

In addition, the Group offers certain termite contracts across a limited number of countries (including North America) where there is a single performance obligation. In these contracts, revenue is recognised as the performance obligation is satisfied, which is generally over a short time period of a few days. These contracts include assurance warranties that last for a period of 12 months from the date of service, but the warranty is not considered to be a performance obligation under IFRS 15. These contracts are annual contracts and are therefore recognised as contract service revenue. Some smaller acquired businesses have legacy termite contract terms that do offer service warranties, resulting in a spread of revenues over the contractual year.

Notes to the Consolidated Financial Statements

continued

●	Hygiene & Wellbeing: the Group offers a similar type of service to Pest Control, providing washroom equipment, consumables, and a technician to service the washroom. This type of contract will include a set number of visits. Dispensers are replenished by the technician. Management considers that the supply of goods and services are not distinct in the context of the contract. Dispensers and other equipment would not be supplied without providing the full service; the equipment is controlled by the Group and ownership does not transfer to the customer. Also included are contracts relating to interior landscaping, specifically the supply and maintenance of interior plants. Maintenance is only offered for plants that were supplied by the Group and therefore the services are not distinct in the context of the contract. The assets are positioned and situated by our technicians and the customer is not permitted to relocate them. At the end of the contract, any assets on the customer’s site are recovered.
●	France Workwear: the main type of contract is for supply and laundering of garments for commercial organisations. Supply and laundry are not offered separately, therefore management considers the services not to be distinct in the context of the contract. The service is treated as a bundle and a single performance obligation. Any equipment remains under ownership and control of the Group.

Job work

These services are short-term in nature and only an immaterial amount would straddle an accounting period end. There is usually only one performance obligation, with revenue recognised at the point of completion of the work.

●	Pest Control: an example of this type of revenue in the Pest Control category is bird-proofing, which is a one-off installation that, depending on the size of the site, may take between a few days and several weeks to complete. There is a single performance obligation (to install bird-proofing) and the customer is billed, and revenue recognised, at the end of the job.
●	Hygiene & Wellbeing: this type of revenue is generated, for example, by our Specialist Hygiene team, which performs specialist cleaning services such as graffiti removal, deep cleaning of kitchens and washrooms, trauma cleaning, flood or fire damage cleaning, and specialist deep cleaning services. These are usually short-term jobs (less than one week) and usually there is a single performance obligation with revenue recognised on completion of the job.

Sale of goods

Sale of products and consumables relates mainly to the pest distribution businesses, which sell pest control products to retailers and the pest control industry. In the Hygiene & Wellbeing business there are some sales of consumables to customers. In all cases, revenue is recognised at the point in time that ownership transfers to the customer.

The Group does not consider that any judgements were made that would have a significant impact on the amount or timing of revenue recognised. Those contracts in the business where revenue is recognised over time are repetitive and are based on short cycles that repeat many times per year. Therefore, if revenue had been considered to be recognised at a point in time rather than over time, the in-year impact would be immaterial.

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

Notes to the Consolidated Financial Statements

continued

The contract costs recognised in the balance sheet at the period end amounted to £238m (2023: £224m; 2022: £215m). The amount of amortisation recognised in the period was £92m (2023: £121m; 2022: £39m) and impairment losses were £nil (2023: £nil; 2022: £nil).

Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract assets and accrued income

Contract assets relate to the Group’s right to consideration for performance obligations satisfied, but where further performance obligations need to be satisfied before the customer can be invoiced. Accrued income is recognised where all performance obligations have been satisfied but the customer has yet to be invoiced. A receivable is recognised when all rights to consideration become unconditional, which usually occurs when the Group issues an invoice to the customer. All opening balances have been invoiced during the year.

Contract liabilities

Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments on the next page. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group’s segment reporting. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Management and the Board also reviews regional data summarised into North America and International, and these sub-totals are reflected in the relevant Notes to the Consolidated Financial Statements.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

The segment profit or loss measure that is regularly provided to the chief operating decision maker is Adjusted Operating Profit.

Notes to the Consolidated Financial Statements

continued

Revenue and Profit

				Operating	Operating	Operating
	Revenue	Revenue	Revenue	profit	profit	profit
	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m
North America[1]
Pest Control	3,152	3,201	1,746	539	599	297
Hygiene & Wellbeing	108	105	103	19	18	18
Sub - total North America	3,260	3,306	1,849	558	617	315

International
Europe (incl. LATAM)
Pest Control	531	516	427	124	124	103
Hygiene & Wellbeing	353	344	322	54	52	53
France Workwear	230	221	192	41	39	31
	1,114	1,081	941	219	215	187
UK & Sub-Saharan Africa
Pest Control	205	195	182	53	51	47
Hygiene & Wellbeing	230	195	183	47	43	48
	435	390	365	100	94	95
Asia & MENAT
Pest Control	265	250	231	35	34	34
Hygiene & Wellbeing	89	89	90	11	11	11
	354	339	321	46	45	45
Pacific
Pest Control	134	124	104	22	22	16
Hygiene & Wellbeing	128	125	123	33	33	32
	262	249	227	55	55	48
Sub - total International	2,165	2,059	1,854	420	409	375
Total	5,425	5,365	3,703	978	1,026	690
Central and regional overheads[2]	11	10	11	(137)	(121)	(107)
Restructuring costs	—	—	—	(7)	(7)	(12)
Revenue and Adjusted Operating Profit	5,436	5,375	3,714	834	898	571
One-off and adjusting items				(86)	(98)	(136)
Amortisation and impairment of intangible assets[3]				(199)	(175)	(118)
Operating profit				549	625	317
Finance income				46	48	49
Finance cost				(197)	(189)	(79)
Share of profit from associates net of tax				7	9	9
Profit before income tax				405	493	296
1.	During 2024, there were impairment losses recognised in North America related to ROU assets of £nil (2023: £nil; 2022: £17m) and related to property, plant and equipment of £nil (2023: £nil; 2022: £8m).
2.	Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region.
3.	Excluding computer software, which is included in our segment operating profit measure.

Notes to the Consolidated Financial Statements

continued

Revenue and operating profit relate to the main groups of business segment and activity: Pest Control, Hygiene & Wellbeing and France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

				Operating	Operating	Operating
	Revenue	Revenue	Revenue	profit	profit	profit
	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m
Pest Control	4,287	4,286	2,690	773	830	497
Hygiene & Wellbeing	908	858	821	164	157	162
France Workwear	230	221	192	41	39	31
Total business segments	5,425	5,365	3,703	978	1,026	690
Central and regional overheads[1]	11	10	11	(137)	(121)	(107)
Restructuring costs	—	—	—	(7)	(7)	(12)
Revenue and Adjusted Operating Profit	5,436	5,375	3,714	834	898	571
One-off and adjusting items				(86)	(98)	(136)
Amortisation and impairment of intangible assets[2]				(199)	(175)	(118)
Operating profit				549	625	317
1.	Central and regional overheads revenue relates to the wholesale of metalwork and consumables, including hygiene and pest control products. It is managed centrally rather than in any region.
2.	Excluding computer software, which is included in our segment operating profit measure.

Analysis of revenue by type

	Revenue	Revenue	Revenue
	2024	2023	2022
	£m	£m	£m
Contract service revenue	3,876	3,838	2,610
Job work	1,160	1,104	724
Sales of goods	400	433	380
Total	5,436	5,375	3,714

Revenue from external customers attributed to the UK amounted to £365m (2023: £322m; 2022: £296m), with overseas countries accounting for the balance of £5,071m (2023: £5,053m; 2022: £3,418m). In 2024, the only country accounting for more than 10% of revenue from external customers was the US, totalling £3,177m (2023: £3,220m; 2022: £1,786m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to, or reviewed by, our chief operating decision maker.

Notes to the Consolidated Financial Statements

continued

Revenue and non-current assets for the country of domicile (UK), the United States, France, Australia, India, and Spain (being the largest countries outside the UK), and for all other countries are:

		Non-current		Non-current		Non-current
	Revenue	assets[1]	Revenue	assets[1]	Revenue	assets[1]
	2024	2024	2023	2023	2022	2022
	£m	£m	£m	£m	£m	£m
UK	365	267	322	241	296	192
USA	3,177	6,833	3,220	6,734	1,786	7,045
France	392	286	380	282	338	268
Australia	194	172	181	165	166	132
India	68	88	59	80	58	83
Spain	76	71	72	77	56	76
Other countries	1,164	649	1,141	683	1,014	688
Total	5,436	8,366	5,375	8,262	3,714	8,484
1.	Non-current assets include: intangible assets; property, plant and equipment; right-of-use assets; contract cost assets; and non-current other receivables.

Other segment items included in the consolidated income statement are as follows:

	Amortisation and	Amortisation and	Amortisation and
	impairment of	impairment of	impairment of
	intangibles[1]	intangibles[1]	intangibles[1]
	2024	2023	2022
	£m	£m	£m
North America	114	118	59
International
Europe (incl. LATAM)	39	24	29
UK & Sub-Saharan Africa	6	8	—
Asia & MENAT	22	11	20
Pacific	8	6	4
Sub - total International	75	49	53
Central and regional	10	8	6
Total	199	175	118
Tax effect	(43)	(44)	(25)
Total after tax effect	156	131	93
1.	Excluding computer software.

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

Notes to the Consolidated Financial Statements

continued

For the calculation of diluted earnings per share, 435,578 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2024 (2023: 18,422; 2022: 1,290,294).

Details of the calculation of earnings per share are set out below:

	2024		2023		2022
	£m		£m		£m
Profit attributable to equity holders of the Company	307		381		232

Weighted average number of ordinary shares in issue (million)	2,521		2,516		2,002
Adjustment for potentially dilutive shares (million)	7		11		12
Weighted average number of ordinary shares for diluted earnings per share (million)	2,528		2,527		2,014

Basic earnings per share	12.17	p	15.14	p	11.57	p
Diluted earnings per share	12.14	p	15.07	p	11.51	p

A3. Trade and other receivables

The Group’s trade receivables are recognised at the transaction price less provision for impairment. They are generally due for settlement within 30 days and are all classified as current. The amount of the provision for impairment is recognised in the income statement and movements on provisions for impaired trade receivables are recognised within operating expenses in the income statement. Amounts are generally charged to the provision for impairment of trade receivables when there is no expectation of recovering additional cash.

Expected credit loss (ECL) calculations are performed and are used to calculate the provision for impairment of trade receivables. ECL calculations are a probability-weighted estimate of credit losses and are performed at country level. The Group applies the simplified method of applying lifetime ECLs to trade receivables using an allowance matrix to measure the ECLs of trade receivables from its customers, which comprise customer portfolios across several countries. Credit risk factors that are considered as part of ECL calculations may include, but are not limited to: payment history, customer size, customer type (national/residential/commercial/government), age of debt, industry strength, economy, environmental factors such as climate change, and product or service provided.

Loss allowances are also calculated on other financial assets, although the amounts are generally not significant and the asset is recognised net of the allowance.

Notes to the Consolidated Financial Statements

continued

There is limited concentration of credit risk with respect to trade receivables due to the Group’s customer base being large and diverse. The amount of credit risk with respect to customers is represented by the carrying amount on the balance sheet. The Group policy is that credit facilities for new customers are approved by designated managers at regional level. Credit limits are set with reference to trading history and reports from credit rating agencies where they are available. Where this is not feasible, the Group may request payment in advance of work being carried out, or settlement by credit card on completion of the work. There are no trade receivables that would otherwise be past due or impaired whose terms have been renegotiated.

	2024	2023
	£m	£m
Trade receivables	705	692
Less: provision for impairment of trade receivables	(65)	(70)
Trade receivables – net	640	622
Other receivables[1]	128	113
Prepayments	77	68
Accrued income	118	118
Contract assets	3	4
Total	966	925

Analysed as follows:
Non-current	57	45
Current	909	880
Total	966	925
1.	Other receivables are stated net of loss allowance of £nil (2023: £nil).

All of the Group’s provision for impairment relates to trade receivables. Analysis of the Group’s provision for impairment of trade receivables is as follows:

	2024	2023	2022
	£m	£m	£m
At 1 January	70	70	50
Exchange differences	(1)	(4)	—
Additional provision	62	48	30
Receivables written off as uncollectable	(63)	(38)	(27)
Unused amounts reversed	(6)	(8)	(5)
Acquisition of companies and businesses	3	2	22
At 31 December	65	70	70

The ageing of trade receivables and provision for impairment is as follows:

	Trade	Provision for	Trade	Provision for
	receivables	impairment	receivables	impairment
	2024	2024	2023	2023
	£m	£m	£m	£m
Not due	288	—	286	(3)
Overdue by less than 1 month	170	(1)	158	(3)
Overdue by between 1 and 3 months	122	(3)	111	(5)
Overdue by between 3 and 6 months	54	(11)	56	(9)
Overdue by between 6 and 12 months	39	(20)	36	(15)
Overdue by more than 12 months	32	(30)	45	(35)
At 31 December	705	(65)	692	(70)

Notes to the Consolidated Financial Statements

continued

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2024	2023
	£m	£m
Pound sterling	57	51
Euro	160	161
US dollar	302	291
Other currencies	186	189
Carrying value	705	692

Fair value is considered to be equal to carrying value for all trade and other receivables.

A4. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs, and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price less applicable variable selling expenses.

	2024	2023
	£m	£m
Raw materials	15	15
Work in progress	3	3
Finished goods	211	189
	229	207

An inventory impairment charge of £2m was recognised in 2024 (2023: £3m; 2022: £3m). Inventory recognised as an expense during the period was £363m (2023: £385m; 2022: £280m). Reversals of inventory write-downs during the period were £nil (2023: £nil; 2022: £nil).

A5. Trade and other payables

	2024	2023
	£m	£m
Trade payables	315	357
Social security and other taxes	91	95
Other payables	95	94
Accruals	345	322
Contract liabilities[1]	249	254
Deferred consideration	17	17
Contingent consideration[2]	75	76
Total	1,187	1,215

Analysed as follows:
Other payables	30	31
Deferred consideration	1	—
Contingent consideration[2]	38	40
Total non-current portion	69	71
Current portion	1,118	1,144
Total	1,187	1,215
1.

Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories, our customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Notes to the Consolidated Financial Statements

continued

2.	Contingent consideration includes put option liability of £26m (2023: £32m).

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

Put options are held following the acquisition of PCI in 2017, where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through equity. During the year, the seller exercised the second put option, selling a further 8% of the share capital of the company to the Group, making the Group’s total shareholding in PCI 73%.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

The currency split of trade and other payables is as follows:

	2024	2023
	£m	£m
Pound sterling	165	164
Euro	227	238
US dollar	532	542
Other currencies	263	271
Carrying value	1,187	1,215

The ageing of trade payables is as follows:

	2024	2023
	£m	£m
Less than one year	314	357
Between one and five years	1	—
More than five years	—	—
Total	315	357

Maturity analysis for lease liabilities is included in Note B4, and other financial liabilities in Note C6.

A6. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability (Note D3).

Notes to the Consolidated Financial Statements

continued

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 4.48% – 5.25% (2023: 3.88% – 5.25%).

	Termite
	damage	Self-
	claims	insurance	Environmental	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2023	321	165	16	12	514
Exchange differences	(14)	(8)	(1)	1	(22)
Additional provisions	15	56	3	7	81
Used during the year	(73)	(44)	(2)	(7)	(126)
Unused amounts reversed	—	(8)	—	(3)	(11)
Acquisition of companies and businesses	—	—	—	1	1
Unwinding of discount on provisions	11	3	—	—	14
At 31 December 2023	260	164	16	11	451

At 1 January 2024	260	164	16	11	451
Exchange differences	3	1	—	—	4
Additional provisions	20	98	1	8	127
Used during the year	(68)	(81)	(3)	(9)	(161)
Unused amounts reversed	(12)	—	(1)	(2)	(15)
Acquisition of companies and businesses	—	—	—	2	2
Unwinding of discount on provisions	10	1	—	—	11
At 31 December 2024	213	183	13	10	419

	2024	2023
	Total	Total
	£m	£m
Analysed as follows:
Non-current	304	357
Current	115	94
Total	419	451

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates, and discount rates. These provisions are expected to be substantially utilised within the next 16 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisors) and as such the value of the provision is also likely to change.

The Group’s provision relates to legacy claims (from the period prior to the acquisition of Terminix), estimated at £197m (2023: £247m); and new customer claims, estimated at £16m (2023: £13m). The sensitivity of the legacy claims liability balance to changes in the inputs is illustrated as follows:

●	Discount rate – The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During 2024, interest rates (and therefore discount rates) have increased. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps in yields would decrease/increase the provision by £5m (2023:£8m). Over the 12 months to 31 December 2024, seven-year risk-free rate yields have increased 60 bps from 3.88% to 4.48% (2023: decrease 15 bps).

Notes to the Consolidated Financial Statements

continued

●	Claim value – Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for each material category of claim, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by £9m (2023: £15m). Over the 12 months to 31 December 2024, as a result of accelerating the cleardown of legacy longstanding claims and other macroeconomic factors, in-year costs per claim rose by c.40% (2023: 32%). This is not representative of management’s expectations of future costs as ageing of claims, which drives an increased cost per claim, has reduced significantly in recent months and is expected to continue to improve.
●	Claim rate – Management has estimated claim rates based on statistical historical incurred claims. Data has been captured to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US and other external factors, such as how often customers move property and how well they maintain those properties; however, management actions can prevent claims from becoming litigated and hence more costly. These factors cause estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by £9m (2023: £15m), accordingly. Over the 12 months to 31 December 2024, claim rates fell by c.24% (2023: fell 7%).
●	Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by £7m down or up (2023: £11m), accordingly. On average over the last 10 years churn rates have moved by +/– c.2.0% per annum (2023: +/-1.8%).

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. Self-insurance provisions represent obligations for open claims, and also incurred but not reported (IBNR) losses. External actuaries are used to help management estimate the provisions held at the balance sheet date. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

The amount of expected reimbursement from third-party insurers is £24m (2023: £21m) and this is included within other receivables in Note A3.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Notes to the Consolidated Financial Statements

continued

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

A7. Operating expenses

Operating expenses from continuing operations include the following items:

		2024	2023	2022
	Notes	£m	£m	£m
Employee costs	A9	2,558	2,550	1,777
Direct materials and services		877	900	704
Vehicle costs		291	286	201
Property costs		107	108	82
Depreciation and impairment of property, plant and equipment	B3	159	154	140
Amortisation and impairment of intangible assets	B2	225	201	140
Other operating expenses[1]		614	512	329
Total operating expenses		4,831	4,711	3,373
1.Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

A8. Auditors’ remuneration

	2024	2023	2022
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Parent Company and Group accounts	2	3	3
Audit of accounts of subsidiaries of the Group	4	5	4
Audit-related assurance services[1]	5	3	2
Total audit and audit-related assurance services	11	11	9
Non-audit services[2]	—	—	3
Total	11	11	12
1.

Included in 2024 is an amount of £4m for reporting on internal financial controls (2023: £3m). Included in 2022 is an amount of £2m paid to the Company’s auditors in respect of the 2021 PCAOB Group audit required for the purposes of the US registration.

2.	2022 balance relates to accounting specialist fees in respect of the Terminix acquisition.

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

Notes to the Consolidated Financial Statements

continued

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

	2024	2023	2022
	£m	£m	£m
Wages and salaries	2,262	2,318	1,582
Social security costs	228	171	154
Share-based payments	20	27	17
Pension costs:
– defined contribution plans	46	32	22
– defined benefit plans	2	2	2
	2,558	2,550	1,777

Monthly average number of people employed by the Group during the year:

	2024	2023	2022
	Number	Number	Number
Processing and service delivery	48,475	47,387	38,256
Sales and marketing	7,848	7,501	5,993
Administration and overheads	9,309	8,663	7,226
	65,632	63,551	51,475

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest
	paid	Other
	Director	Directors
	£000	£000
2022
Aggregate emoluments excluding share options	2,698.7	1,557.5
Aggregate gains made by Directors on exercise of share options	—	233.8
Aggregate amount receivable under long-term incentive schemes	831.9	380.3
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	3,530.6	2,171.6
2023
Aggregate emoluments excluding share options	1,942.3	1,188.4
Aggregate gains made by Directors on exercise of share options	3,729.4	—
Aggregate amount receivable under long-term incentive schemes	1,397.6	485.3
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	7,069.3	1,673.7
2024
Aggregate emoluments excluding share options	1,032.8	633.4
Aggregate gains made by Directors on exercise of share options	4,824.5	—
Aggregate amount receivable under long-term incentive schemes	877.1	441.0
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	6,734.4	1,074.4

Notes to the Consolidated Financial Statements

continued

	2024	2023	2022
	Number	Number	Number
Number of Directors accruing retirement benefits
– defined contribution schemes	—	—	—
– defined benefit schemes	—	—	—
Number of Directors exercising share options[1]	1	1	1
Number of Directors receiving shares as part of long-term incentive schemes	2	2	2
1.	The highest-paid Director exercised 986,515 (2023: 971,802; 2022: nil) share options during the year.

A10. Retirement benefit obligations

Apart from contributions to legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

Defined contribution pension plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual, or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Defined benefit pension plans

A defined benefit pension plan is a plan that defines the amount of future pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as years of service, compensation, and age.

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets, less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

Current and past service costs, to the extent they have vested, and curtailments are recognised as charges or credits against operating profit in the income statement. Interest income on the net defined benefit asset is recognised in finance income. Remeasurement gains and losses arising from experience adjustments, return on plan assets, and changes in actuarial assumptions are charged or credited to the Consolidated Statement of Comprehensive Income.

The largest retirement benefit obligation in the Group is the Rentokil Initial Irish Pension Scheme (which is in a surplus position).

A number of smaller defined benefit and defined contribution schemes operate elsewhere, which are also funded through payments to trustee-administered funds or insurance companies.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Judgement is required in determining these actuarial assumptions, but this is not considered by management to be a significant accounting judgement as defined under IAS 1.

Notes to the Consolidated Financial Statements

continued

The assumptions used for the Rentokil Initial Irish Pension Scheme are shown below:

	31 December	31 December
	2024	2023
Weighted average %
Discount rate	3.5%	3.5%
Future salary increases	n/a	n/a
Future pension increases	2.1%	2.3%
Inflation	2.1%	2.3%

Risks

The scheme exposes the Company to a number of risks, the most significant of which are:

Asset volatility – Scheme liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, this will create a reduction in the current surplus position. The scheme holds a small proportion of growth assets (equities) which, although expected to outperform corporate bonds in the long term, create volatility and risk in the short term. The allocation to growth assets is monitored to ensure it remains appropriate given the long-term scheme objectives.

Changes in bond yields – A decrease in corporate bond yields will increase the value placed on the scheme’s liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme’s bond holdings.

Inflation risk – A decrease in corporate bond yields will increase the value placed on the scheme’s liabilities for accounting purposes, although this will be partially offset by an increase in the value of the scheme’s bond holdings.

Life expectancy – The majority of the scheme’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

For the Rentokil Initial Irish Pension Scheme, the expected duration is 15-16 years.

Notes to the Consolidated Financial Statements

continued

Pension benefits

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

		Fair			Fair
	Present	value of		Present	value of
	value of	plan		value of	plan
	obligation	assets	Total	obligation	assets	Total
	2024	2024	2024	2023	2023	2023
	£m	£m	£m	£m	£m	£m
At 1 January	(60)	35	(25)	(65)	38	(27)
Current service costs[1]	(1)	—	(1)	(1)	—	(1)
Interest on defined benefit obligation/asset[1]	(2)	1	(1)	(2)	1	(1)
Exchange difference	2	(2)	—	2	(1)	1
Total pension income/(expense)	(1)	(1)	(2)	(1)	—	(1)
Remeasurements:
– Remeasurement gain/(loss) on scheme assets	—	—	—	—	—	—
– Remeasurement gain/(loss) on obligation	—	—	—	—	—	—
Contributions:
– Employers	(1)	1	—	(1)	2	1
– Benefit payments	6	(1)	5	7	(5)	2
At 31 December	(56)	34	(22)	(60)	35	(25)

Retirement benefit obligation schemes[2]	(41)	16	(25)	(44)	16	(28)
Retirement benefit asset schemes[3]	(15)	18	3	(16)	19	3
1.	Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2.

Benefit plans in an obligation position include plans situated in Austria, France, Germany, Hong Kong, India, Italy, Martinique, Norway, the Philippines, Saudi Arabia, South Africa, South Korea, Sri Lanka, Thailand, Trinidad and Tobago, and the UK.

3.	Benefit plans in an asset position include plans situated in Australia, Barbados, and Ireland.

Of the £56m (2023: £60m) of obligations in the table above, £17m (2023: £20m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2025 are expected to be less than £1m.

The fair value of plan assets at the balance sheet date is analysed as follows:

	2024	2023
	£m	£m
Equity instruments	3	2
Debt instruments – unquoted	14	15
Property	1	1
Other	16	17
Total plan assets	34	35

Where available, the fair values of assets are quoted prices (e.g. listed equity, sovereign debt, and corporate bonds). In other cases, the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:

●	unquoted debt instruments (level 2);
●	interest and inflation rate hedging instruments (level 2); and

Notes to the Consolidated Financial Statements

continued

●	pooled investment funds (level 3).

Other significant assets are valued based on observable market inputs. Other assets primarily consist of cash.

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was £34m (2023: £34m). No remeasurement gain or loss was recognised during the year (2023: £nil).

A11.  Share-based payments

Share-based compensation

The Group operates two equity-settled share-based long-term incentive plans (LTIPs): the Performance Share Plan and the Restricted Share Plan. The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement, equivalent to the fair value of the benefit awarded. The fair value of the Performance Share Plan is determined by reference to option pricing models, principally stochastic and adjusted Black-Scholes models. The fair value of the Restricted Share Plan is determined by reference to an adjusted Black-Scholes model. The charge for both plans is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of shares that vest or options that are expected to become exercisable. Any revision to the original estimates (other than those which are a result of movements in total shareholder return (TSR)) is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service, and the remainder over the rest of the vesting period.

Performance Share Plan and Restricted Share Plan

The Company has operated a share-based incentive for senior managers worldwide since 2006, initially through a Performance Share Plan, and then in 2023 a Restricted Share Plan was introduced. The main features of the schemes are as follows:

●	For Performance Share Plan awards made in 2022, 2023, and 2024, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.
●	For Restricted Share Plan awards made in 2023 and 2024, there are no performance conditions attached.
●	The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options made prior to May 2021, this is the value of dividends between grant and exercise.

Notes to the Consolidated Financial Statements

continued

The total charge for the year relating to equity-settled share-based payment plans was £20m (2023: £27m; 2022: £18m). This includes charges for the Performance Share Plan and Restricted Share Plan of £20m (2023: £17m; 2022: £9m). In 2022 and 2023, there were charges relating to the transfer of existing long-term incentive plans in Terminix and a non-recurring retention award totalling £9m and £10m respectively. A summary of the number of shares in active Performance Share Plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2024	2024	2024	2024	2024	2024	2024	2024	2024	2024
2013	2016	—	—	—	—	—	69	—	(69)	—	—
2014	2017	—	—	—	—	—	1,151,851	—	(1,151,851)	—	—
2015	2018	—	26,277	—	(26,277)	—	1,251,052	26,277	(94,042)	—	1,183,287
2016	2019	—	31,575	—	(31,575)	—	1,427,960	31,575	(35,665)	—	1,423,870
2017	2020	—	26,381	—	(26,381)	—	1,209,932	26,381	(62,824)	(1,146)	1,172,343
2018	2021	—	33,926	—	(33,926)	—	1,564,454	33,926	(80,787)	(2,320)	1,515,273
2019	2022	—	34,750	—	(34,750)	—	1,770,998	34,750	(286,233)	(667)	1,518,848
2020	2023	—	24,304	—	(24,304)	—	1,241,998	24,304	(193,231)	(1,666)	1,071,405
2021	2024	3,632,199	81,393	(1,878,836)	(1,834,756)	—	—	1,834,756	(813,178)	(130,135)	891,443
2022	2025	4,665,701	6,005	(705,299)	(47,415)	3,918,992	5,951	47,415	(5,951)	—	47,415
2023	2026	4,638,991	3,066	(610,615)	—	4,031,442	—	—	—	—	—
2024	2027	—	7,110,973	(512,191)	—	6,598,782	—	—	—	—	—

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2023	2023	2023	2023	2023	2023	2023	2023	2023	2023
2013	2016	—	495	—	(495)	—	1,042,134	495	(1,032,534)	(10,026)	69
2014	2017	—	14,985	—	(14,985)	—	1,196,188	14,985	(59,322)	—	1,151,851
2015	2018	—	15,985	—	(15,985)	—	1,266,518	15,985	(31,407)	(44)	1,251,052
2016	2019	—	22,192	—	(22,192)	—	1,841,196	22,192	(435,337)	(91)	1,427,960
2017	2020	—	16,294	—	(16,294)	—	1,324,727	16,294	(129,684)	(1,405)	1,209,932
2018	2021	14,597	20,482	—	(35,079)	—	1,987,868	35,079	(451,341)	(7,152)	1,564,454
2019	2022	461,663	40,825	(21,670)	(480,818)	—	2,213,079	480,818	(919,141)	(3,758)	1,770,998
2020	2023	3,186,387	68,967	(1,141,319)	(2,114,035)	—	—	2,114,035	(872,037)	—	1,241,998
2021	2024	3,797,985	—	(165,786)	—	3,632,199	—	—	—	—	—
2022	2025	4,845,900	31,248	(205,496)	(5,951)	4,665,701	—	5,951	—	—	5,951
2023	2026	—	5,876,229	(1,179,468)	(57,770)	4,638,991	—	57,770	(57,770)	—	—

A summary of the number of shares in active Restricted Share plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2024	2024	2024	2024	2024	2024	2024	2024	2024	2024
2023	2024	195,310	—	—	(195,310)	—	—	195,310	(195,310)	—	—
2023	2025	88,465	260,000	(28,440)	—	320,025	—	—	—	—	—
2023	2026	727,645	170,000	(103,570)	—	794,075	—	—	—	—	—
2024	2025	—	149,640	—	—	149,640	—	—	—	—	—
2024	2026	—	282,170	(47,205)	—	234,965	—	—	—	—	—
2024	2027	—	914,085	(127,795)	—	786,290	—	—	—	—	—
2024	2028	—	90,630	—	—	90,630	—	—	—	—	—
2024	2029	—	90,630	—	—	90,630	—	—	—	—	—
2024	2030	—	90,630	—	—	90,630	—	—	—	—	—

		Share options outstanding					Share options exercisable
		Scheme	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
		interest at	awarded	lapsed	vested	outstanding at	exercisable at	vested	exercised	lapsed	exercisable at
Year of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2023	2023	2023	2023	2023	2023	2023	2023	2023	2023
2023	2026	—	1,163,570	(130,820)	(21,330)	1,011,420	—	21,330	(21,330)	—	—

Notes to the Consolidated Financial Statements

continued

The fair value of the 2024 awards made under the Performance Share Plan is charged to the income statement over the vesting period, based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2024, the significant inputs into the model were a share price of 466.1p (2023: 581.4p), an expected share price volatility of 29.5% (2023: 26.3%), a median share price correlation between the companies in the comparator group of 73.1% (2023: 84.1%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period. The fair value of the 2024 awards made under the Restricted Share Plan is charged to the income statement over the vesting period based on the fair value of the award on grant date.

The fair value of awards granted during 2024 was £36m (2023: £36m) and the weighted average fair value per award granted during the year was 396.3p (2023: 506.7p). The weighted average share price for options exercised in the year was 471.4p (2023: 568.6p) and the weighted average contract term remaining on shares unexercised at the year end was 535 days (2023: 497 days).

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

Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case, the tax is also recognised in other comprehensive income or equity as appropriate.

Analysis of charge in the year:

	2024	2023	2022
	£m	£m	£m
Current tax expense	89	94	76
Adjustment in respect of previous periods	5	(8)	2
Total current tax	94	86	78
Deferred tax expense/(credit)	11	30	(3)
Deferred tax adjustment in respect of previous periods	(7)	(4)	(11)
Total deferred tax	4	26	(14)
Total income tax expense	98	112	64

Notes to the Consolidated Financial Statements

continued

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2024	2023	2022
	£m	£m	£m
Profit before tax	405	493	296
Tax calculated at domestic tax rates applicable to profits in the respective countries	101	123	69
Adjustment in respect of previous periods	(2)	(12)	(9)
Amounts not (taxable)/deductible for tax purposes – one-off and adjusting items	(1)	1	9
Expenses not deductible for tax purposes – other	6	6	3
Income not subject to tax	(2)	(2)	(5)
Impairment of goodwill	6	—	5
Deferred tax recognised on losses	(9)	(3)	(1)
Deferred tax impact of change in tax rates	(3)	—	(7)
Provisions utilised for which no deferred tax assets were recognised	2	—	(1)
Local business taxes	1	1	1
US BEAT liability	—	1	—
Tax credits	(1)	(2)	—
Other	—	(1)	—
Total tax expense	98	112	64

The Group’s effective tax rate (ETR) for 2024 on reported profit before tax was 24.2% (2023: 22.7%; 2022: 21.6%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (2023: 25.1%; 2022 23.7%). The Group’s low tax rate in 2024 is primarily attributable to the recognition of deferred tax on losses of £9m (2023: £3m; 2022 £1m).

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax. The legislation is effective for the Group’s financial year beginning 1 January 2024.

The Group is in scope of the substantively enacted legislation and has undertaken an assessment of the Group’s liability to Pillar 2 income taxes for the financial year ended 31 December 2024, mainly focusing on the transitional country-by-country reporting safe harbours which apply until 2026.

Various other jurisdictions the Group operates in have also substantively enacted legislation or are intending to bring in legislation to implement Pillar 2 and domestic top-up taxes. The expectation is that there will be minimal variations between the UK legislation and other countries’ legislation as all are based on the same Organisation for Economic Co-operation and Development (OECD) Pillar 2 model rules. As such, the Group’s assessment has focused on the application of the UK multinational top-up tax to the Group.

The assessment of the potential exposure to Pillar 2 income taxes has been undertaken based on the 2024 financial data included in these Consolidated Financial Statements. Based on the assessment, the majority of the jurisdictions in which the Group operates would meet the conditions for the transitional safe harbour provisions and would not require full Pillar 2 calculations, nor is a top-up tax charge levied. The Pillar 2 effective tax rates in most of the jurisdictions in which the Group operates are above 15% (calculated under the safe harbour provisions). However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply and for a small number of these the Pillar 2 effective tax rate is close to 15%. The aggregate of the top-up tax charge for those countries is immaterial (less than £1m).

The Group continues to monitor developments in the implementation of the Pillar 2 rules in the UK and other relevant jurisdictions as the Pillar 2 legislation and guidance evolve.

A tax charge of £6m has been recognised in other comprehensive income (2023: £6m credit; 2022 £11m credit), which mainly relates to the recognition of a deferred tax liability on the cash flow hedge and cost of hedging reserves recorded within other comprehensive income.

Notes to the Consolidated Financial Statements

continued

A13.  Current tax liabilities

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2024, all the Group’s tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

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

The Group is subject to income taxes in numerous jurisdictions. There are various uncertainties relating to the determination of its tax liabilities where the ultimate tax liability cannot be known until a resolution has been reached with the relevant tax authority, or the issue becomes time-barred. Issues can take many years to resolve and therefore assumptions on the likely outcome have to be made by management.

Each country and tax risk is considered separately when deciding whether it is appropriate to set up an uncertain tax provision. If risks are considered to be linked, the Group will consider the tax treatment in aggregate where appropriate.

This assessment of uncertain tax positions is based on management’s interpretation of relevant tax rules and decided cases, external advice obtained, the statute of limitations and the status of the negotiations, and past experience with tax authorities. In evaluating whether a provision is needed, it is assumed that tax authorities have full knowledge of the facts and circumstances applicable to each issue.

Tax provisions can be built up over a number of years, but in the year of resolution there could be adjustments to these provisions which could have a material positive or negative impact on the tax charge for a particular year. The settlement of a significant issue could also have a material impact on the amount of cash tax payable in any one year. Judgement is required in determining the worldwide provision for income taxes, particularly in relation to the pricing of intra-group goods and services as well as debt financing.

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

Total uncertain tax provisions (including interest thereon) amounted to £38m as at 31 December 2024 (2023: £41m). Included within this amount is £5m (2023: £5m) in respect of interest arising on tax provisions, which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute-barred.

The cash tax paid for the year was £87m (2023: £100m). The decrease was attributable to a reduction in cash tax payments in line with Group profits and one - off tax repayments received in 2024. The cash tax paid is expected to increase in future periods in line with Group profits.

Notes to the Consolidated Financial Statements

continued

A14.  Deferred income tax

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affects neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

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

The movement on the deferred income tax account is as follows:

	2024	2023
	£m	£m
At 1 January	(474)	(470)
Exchange differences	(8)	25
Impact of acquisition of companies and businesses	19	(8)
(Charged)/credited to the income statement	(4)	(26)
(Charged)/credited to other comprehensive income	(7)	4
(Charged)/credited to equity	(3)	1
At 31 December	(477)	(474)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	34	43
Deferred tax liability within non-current liabilities	(511)	(517)
	(477)	(474)

Notes to the Consolidated Financial Statements

continued

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer	Accelerated
	lists/	tax		IFRS 15	Tax	Share-based
	intangibles	depreciation	Provisions	Contacts	losses	payments	Other[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	(572)	(75)	171	(33)	23	16	—	(470)
Exchange differences	26	3	(7)	2	—	—	1	25
Recognised in income statement	2	(12)	(15)	(10)	7	(2)	4	(26)
Recognised in other comprehensive income	—	—	—	—	8	—	(4)	4
Recognised in equity	—	—	—	—	—	1	—	1
Impact of business combinations	(8)	—	—	—	—	—	—	(8)
At 31 December 2023	(552)	(84)	149	(41)	38	15	1	(474)

At 1 January 2024	(552)	(84)	149	(41)	38	15	1	(474)
Exchange differences	(11)	(1)	6	(2)	—	—	—	(8)
Recognised in income statement	(4)	4	8	(19)	3	1	3	(4)
Recognised in other comprehensive income	—	—	—	—	—	—	(7)	(7)
Recognised in equity	—	—	—	—	—	(3)	—	(3)
Impact of business combinations[1]	24	—	(7)	2	—	—	—	19
At 31 December 2024	(543)	(81)	156	(60)	41	13	(3)	(477)
1.	Deferred tax liabilities have been adjusted in 2024 by a decrease of £28m relating to the Terminix acquisition with a corresponding reduction in goodwill.
2.	Included within other deferred tax assets/liabilities are retirement benefits and unremitted earnings from subsidiaries.

A deferred tax asset of £41m has been recognised in respect of losses which are expected to be utilised within 10 years (2023: £38m), of which £30m (2023: £28m) relates to UK losses carried forward at 31 December 2024. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. A deferred tax asset is now recognised on all the UK tax losses (2023: £34m unrecognised).

The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the Financial Statements, such as impairment testing. At the balance sheet date, the Group had tax losses of £242m (2023: £169m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £203m (2023: £95m) will expire at various dates between 2025 and 2045.

In addition, the Group has UK capital losses carried forward of £276m (2023: £276m) on which no deferred tax asset is recognised. These losses have no expiry date, but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of £3m (2023: £4m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date, there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

The Company is within the scope of the OECD Pillar 2 model rules. Pillar 2 legislation was enacted in the United Kingdom, the jurisdiction in which the Group’s ultimate parent entity is incorporated, and is in effect from 1 January 2024. The Company applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes, as provided in the amendments to IAS 12 issued in May 2023. Further information about Pillar 2 legislation can be found in the Notes to the Consolidated Financial Statements in Note A12.

Notes to the Consolidated Financial Statements

continued

B. Investing

B1. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the Group. The cost of a business combination is allocated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities, and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists, and brands. Goodwill represents the synergies, workforce, and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges, and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the income statement. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group’s revenue and Adjusted Operating Profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the year.

During the year, the Group purchased 100% of the share capital or trade and assets of 36 companies and businesses (2023: 41). The total consideration in respect of these acquisitions was £182m (2023: £261m), and the cash outflow from current and past period acquisitions net of cash acquired was £172m (2023: £242m).

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools, and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	2024	2023
	£m	£m
Purchase consideration
– Cash paid	115	203
– Deferred and contingent consideration	67	58
Total purchase consideration	182	261
Fair value of net assets acquired	(51)	(88)
Goodwill from current-year acquisitions	131	173
Goodwill expected to be deductible for tax purposes	84	76

Notes to the Consolidated Financial Statements

continued

Deferred consideration of £35m and contingent consideration of £32m are payable in respect of the above acquisitions (2023: £15m and £43m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year, there were releases of contingent consideration liabilities not paid of £7m (2023: £nil).

The fair values6 of assets and liabilities arising from acquisitions in the year are as follows:

	2024	2023
	£m	£m
Non-current assets
– Intangible assets[1]	56	80
– Property, plant and equipment[2]	11	12
Current assets[3]	27	22
Current liabilities[4]	(23)	(12)
Non-current liabilities[5]	(20)	(14)
Net assets acquired	51	88
1.	Includes £46m (2023: £69m) of customer lists and £10m (2023: £11m) of other intangibles.
2.	Includes £4m (2023: £1m) of ROU assets.
3.	Includes cash acquired of £2m (2023: £8m), inventory of £11m (2023: £2m), and trade and other receivables of £14m (2023: £12m).
4.	Includes trade and other payables of £23m (2023: £10m).
5.	Includes £9m of deferred tax liabilities relating to acquired intangibles (2023: £12m), lease liabilities of £4m (2023: £1m), and other liabilities of £7m (2023: £1m).
6.

The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2025 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

During the year, there were adjustments to the accounting of prior-year acquisitions resulting in a decrease in goodwill of £19m offset by a reduction in deferred tax liabilities of £28m, and a reduction in customer lists of £9m.

The cash outflow from current and past acquisitions is as follows:

	2024	2023
	£m	£m
Total purchase consideration	182	261
Consideration payable in future periods	(67)	(58)
Purchase consideration paid in cash	115	203
Cash and cash equivalents in acquired companies and businesses	(2)	(8)
Cash outflow on current period acquisitions	113	195
Deferred and contingent consideration paid	59	47
Cash outflow on current and past acquisitions	172	242

From the dates of acquisition to 31 December 2024, new acquisitions contributed £68m to revenue and £1m to operating profit (2023: £75m and £10m respectively).

Notes to the Consolidated Financial Statements

continued

If the acquisitions had occurred on 1 January 2024, the revenue and operating profit of the combined Group would have amounted to £5,492m and £551m respectively (2023: £5,414m and £628m respectively).

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

		Customer	Indefinite-lived	Other	Product	Computer
	Goodwill	lists	brands	intangibles	development	software	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January 2023	5,165	1,473	1,185	81	55	206	8,165
Exchange differences	(269)	(70)	(58)	(5)	—	(3)	(405)
Additions	—	—	—	—	10	34	44
Disposals/retirements	(2)	(15)	—	(12)	—	(8)	(37)
Acquisition of companies and businesses	172	69	—	11	—	—	252
Hyperinflationary adjustment	14	3	—	1	—	—	18
At 31 December 2023	5,080	1,460	1,127	76	65	229	8,037
At 1 January 2024	5,080	1,460	1,127	76	65	229	8,037
Exchange differences	50	(13)	18	—	—	(1)	54
Additions	—	—	—	—	9	46	55
Disposals/retirements	—	(22)	—	(2)	—	(22)	(46)
Acquisition of companies and businesses	113	37	—	10	—	—	160
Hyperinflationary adjustment	10	4	—	1	—	—	15
At 31 December 2024	5,253	1,466	1,145	85	74	252	8,275
Accumulated amortisation and impairment
At 1 January 2023	(65)	(573)	—	(44)	(37)	(143)	(862)
Exchange differences	12	26	—	2	—	3	43
Disposals/retirements	2	15	—	12	—	7	36
Hyperinflationary adjustment	(10)	(1)	—	—	—	—	(11)
Impairment charge	(3)	(1)	—	—	—	—	(4)
Amortisation charge	—	(155)	—	(9)	(7)	(26)	(197)
At 31 December 2023	(64)	(689)	—	(39)	(44)	(159)	(995)
At 1 January 2024	(64)	(689)	—	(39)	(44)	(159)	(995)
Exchange differences	4	14	—	—	—	1	19
Disposals/retirements	—	22	—	2	—	20	44
Hyperinflationary adjustment	(8)	(2)	—	—	—	—	(10)
Impairment charge	(28)	—	—	—	(2)	—	(30)
Amortisation charge	—	(152)	—	(9)	(8)	(26)	(195)
At 31 December 2024	(96)	(807)	—	(46)	(54)	(164)	(1,167)
Net book value
At 1 January 2023	5,100	900	1,185	37	18	63	7,303
At 31 December 2023	5,016	771	1,127	37	21	70	7,042
At 31 December 2024	5,157	659	1,145	39	20	88	7,108

Notes to the Consolidated Financial Statements

continued

The main categories of intangible assets are as follows:

Intangible assets-finite useful lives

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

(b) Other intangibles

Other intangibles consists of brands with finite useful lives and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain, and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.

(c) Product development

Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to £4m in the year (2023: £2m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software

Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets, if they are expected to generate economic benefits beyond one year in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Notes to the Consolidated Financial Statements

continued

Intangible assets-indefinite useful lives

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

(b) Brands with indefinite useful lives

Brands with indefinite useful lives are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain, and renew brands internally is recognised as an expense in the period incurred.

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927) and having a strong brand equity in the US for much of their history and now internationally. The Group plans to continue to support and invest in the Terminix brand; it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

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

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management’s view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group’s commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, to meet these commitments less any benefits that may occur, are not expected to be material and therefore have not resulted in any impairments during 2024.

A breakdown of goodwill by region is shown below:

	2024	2023
	£m	£m
North America[1]	4,528	4,376
International
Europe (incl. LATAM)	223	243
UK & Sub-Saharan Africa	110	97
Asia & MENAT	183	189
Pacific	113	111
Sub-total International	629	640
Total	5,157	5,016
1.	Includes £4,420m (2023: £4,285m) relating to the US Pest Control CGU (which is combined with the US Terminix CGU from 1 January 2024).

Notes to the Consolidated Financial Statements

continued

Impairment tests for goodwill and brands with indefinite useful lives

For the India and Argentina CGUs, a fair value less costs to sell approach has been taken to support the carrying value of goodwill. All other CGUs were supported through the value-in-use approach. During the year, the Group recognised total goodwill impairments of £28m (2023: £3m) relating to Argentina, Brazil, Hong Kong, Israel, and Lebanon. For all other goodwill and indefinite-lived brands balances, it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

The key assumptions used by individual CGUs for value-in-use calculations were:

	2024 long-term	2024 pre-tax	2023 long-term	2023 pre-tax
	growth rate[1]	discount rate	growth rate[1]	discount rate
North America[2]	2.0–2.1%	8.5–8.7%	2.0–2.1%	9.8–12.4%
International
Europe (incl. LATAM)	1.7–3.0%	8.0–17.1%	1.6–3.0%	8.9–17.8%
UK & Sub-Saharan Africa	2.0%	9.3–11.1%	2.0%	10.5–12.0%
Asia & MENAT	2.0–4.0%	7.7–14.1%	2.0–4.0%	8.9–15.6%
Pacific	2.0–2.5%	10.3–10.9%	2.0–2.6%	11.3–12.1%
1.	Source: imf.org.
2.

The US Terminix and US Pest Control CGUs combined into a single CGU during 2024. Key assumptions used by the combined US Pest Control CGU were a long-term growth rate of 2.1% (2023: 2.1%) and a pre-tax discount rate of 8.7% (2023: 10.1%). For the combined US Pest Control CGU, the recoverable amount exceeds the carrying amount by £3,060m (2023: £2,869m).

The growth rates used by individual CGUs are based on the LTGR predicted for the relevant sector and country in which a business operates. They do not exceed the long-term average growth rate for that industry or country. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and country. The pre-tax discount rates are based on current prices, therefore future cash flow projections include inflation-linked measures.

Notes to the Consolidated Financial Statements

continued

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

A breakdown of property, plant and equipment is shown below:

		Service		Vehicles
	Land and	contract	Other plant	and office
	buildings	equipment	and equipment	equipment	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2023	127	587	215	255	1,184
Exchange differences	(7)	(20)	(5)	(15)	(47)
Additions	7	123	14	23	167
Disposals	(9)	(77)	(9)	(25)	(120)
Acquisition of companies and businesses	—	1	1	8	10
Hyperinflationary adjustment	4	—	—	1	5
Reclassification from IFRS 16 ROU assets[1]	—	—	—	8	8
At 31 December 2023	122	614	216	255	1,207
At 1 January 2024	122	614	216	255	1,207
Exchange differences	(3)	(31)	(8)	(5)	(47)
Additions	7	126	14	24	171
Disposals	(4)	(98)	(16)	(51)	(169)
Acquisition of companies and businesses	1	1	—	5	7
Hyperinflationary adjustment	1	—	—	1	2
Reclassification from IFRS 16 ROU assets[1]	—	—	—	8	8
At 31 December 2024	124	612	206	237	1,179
Accumulated depreciation and impairment
At 1 January 2023	(44)	(356)	(151)	(138)	(689)
Exchange differences	2	14	5	7	28
Disposals	4	75	8	22	109
Hyperinflationary adjustment	(1)	—	—	(1)	(2)
Depreciation charge	(5)	(102)	(15)	(32)	(154)
At 31 December 2023	(44)	(369)	(153)	(142)	(708)
At 1 January 2024	(44)	(369)	(153)	(142)	(708)
Exchange differences	(1)	20	7	3	29
Disposals	3	96	16	46	161
Depreciation charge	(5)	(108)	(14)	(32)	(159)
At 31 December 2024	(47)	(361)	(144)	(125)	(677)
Net book value
At 1 January 2023	83	231	64	117	495
At 31 December 2023	78	245	63	113	499
At 31 December 2024	77	251	62	112	502
1.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).

Notes to the Consolidated Financial Statements

continued

Depreciation of assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Freehold buildings:	50 to 100 years
Leasehold improvements:	Shorter of the lease term or estimated useful life
Vehicles:	4 to 10 years
Plant and equipment (including service contract equipment):	3 to 10 years
Office equipment, furniture, and fittings:	3 to 10 years

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were no impairments in the year (2023: £nil).

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses.

B4. Leases

The Group leases land and buildings, vehicles, and other equipment. The lease durations vary from lease to lease according to the asset leased and local practices. Some of the Group’s leases have extension and termination options attached to them. Lease extension options and lease termination options are only included in the calculation of the lease liability if there is reasonable certainty that they will be exercised. Judgement is required to determine the level of certainty.

The value of leases to which the Group is committed but have not yet commenced is not material.

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and		Other
	buildings	Vehicles	equipment	Total
	£m	£m	£m	£m
Net book value
At 1 January 2023	182	266	1	449
Exchange differences	(8)	(11)	—	(19)
Additions	63	91	1	155
Disposals	(3)	(3)	—	(6)
Acquisition of companies and businesses	1	—	—	1
Depreciation charge	(57)	(62)	(1)	(120)
Reclassification to property, plant and equipment[1]	—	(8)	—	(8)
At 31 December 2023	178	273	1	452

At 1 January 2024	178	273	1	452
Exchange differences	(2)	—	—	(2)
Additions	61	83	—	144
Disposals	(2)	(4)	—	(6)
Acquisition of companies and businesses	4	—	—	4
Depreciation charge	(57)	(65)	(1)	(123)
Reclassification to property, plant and equipment[1]	—	(8)	—	(8)
At 31 December 2024	182	279	—	461
1.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).

Notes to the Consolidated Financial Statements

continued

Analysis of the Group’s lease liabilities is shown below:

	2024	2023
	£m	£m
At 1 January	445	460
Exchange differences	(1)	(20)
Lease payments	(169)	(182)
Interest	24	25
Additions	142	161
Acquisition of companies and businesses	4	1
At 31 December	445	445
Analysed as follows:
Non-current	315	318
Current	130	127
Total	445	445

Lease liabilities analysed by currency:

	2024	2023
	£m	£m
Pound sterling	43	34
Euro	75	63
US dollar	267	289
Other currencies	60	59
At 31 December	445	445

Lease liabilities are payable as follows:

	2024	2023
	£m	£m
Less than one year	150	146
Between one and five years	289	298
More than five years	65	72
Future minimum payments	504	516
Effect of discounting	(59)	(71)
Carrying value	445	445

Other lease costs not already described are set out below:

	2024	2023
	£m	£m
Expenses relating to short-term leases	25	14
Expenses relating to leases of low-value assets	5	8
Expenses relating to variable lease payments	3	2
At 31 December	33	24

The Group has no material arrangements where it acts as a lessor.

Notes to the Consolidated Financial Statements

continued

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2024	2023
	£m	£m
Property, plant and equipment	31	22
Intangible assets	2	3
Total	33	25

B6. Investments in associated undertakings

	2024	2023
	£m	£m
Interest in Nippon Calmic Limited	25	31
Interest in individually immaterial associated undertakings	12	13
At 31 December	37	44

Nippon Calmic Limited

Nippon Calmic Limited is an associated undertaking in Japan which provides hygiene services, in which the Group has a 49% interest.

The associate is unlisted and the investment value is shown below.

	2024	2023
	£m	£m
At 1 January	31	32
Exchange differences	(2)	(4)
Share of profit[1]	6	7
Dividends received	(10)	(4)
At 31 December	25	31
1.	Share of profit is net of tax of £3m (2023: £4m).

	Assets	Liabilities	Revenue	Profit	Assets	Liabilities	Revenue	Profit
	2024	2024	2024	2024	2023	2023	2023	2023
	£m	£m	£m	£m	£m	£m	£m	£m
Nippon Calmic Ltd (49%)	58	(32)	52	6	60	(28)	54	7

Individually immaterial associates

In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

	2024	2023
	£m	£m
At 1 January	13	31
Exchange differences	(1)	(1)
Disposals	—	(19)
Share of profit	1	2
Dividends received	(1)	—
At 31 December	12	13

There was no unrecognised share of losses related to associates (2023: £nil).

Notes to the Consolidated Financial Statements

continued

C. Financing

C1. Financial risk management

The Group’s central treasury function manages cash, borrows on behalf of the Group, and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee, which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk

The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group’s policy to have headroom of unrestricted cash and available committed facilities of at least £600m, and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1,000m (£799m) under the Group’s committed debt facilities, and $50m (£40m) term loan facility maturing May 2025, together with unrestricted cash of £357m, gives the Group combined headroom of £1,196m at 31 December 2024 (2023: £1,603m).

The Group’s debt facilities have no financial covenants and the Group is compliant with other terms, conditions, and undertakings of its debt facilities.

The Group targets an investment grade credit rating for debt issuance of BBB over the medium term. Both S&P Global (S&P) and Fitch Ratings (Fitch) rated the Group BBB. In line with ratings criteria, debt maturities are covered at least 12 months in advance using available cash or committed facilities, or by issuance of new debt. Management maintains an active dialogue with both S&P and Fitch, as well as the Group’s relationship banks, to ensure that any changes to the Group’s financing and acquisition strategies are understood.

The Group has one debt maturity of $700m falling due in October 2025. The Group has sufficient headroom to cover this maturity without issuing new debt.

The €500m bond due May 2026, and the €600m bond due October 2028, issued under the Group’s Euro Medium-Term Notes (EMTN) Programme, contain a coupon step-up which increases the coupon payable by 1.25% in the event that the Group is downgraded to BB+ or below (sub-investment grade). The Group’s bonds may be called by their investors at par in the event of a change of control of the Group. They may also be called within 120 days if the Group’s debt is downgraded below investment grade, or if the rating is withdrawn and the rating agency confirms in writing, either publicly or to the Group or the Trustee, that the rating action occurred either wholly or in part due to a change of control. All other bonds issued under the EMTN Programme do not contain the coupon step-up.

(b) Credit risk

The Group has no significant concentration of credit risk. Sales are typically low-value, high-volume, spreading the risk across a large number of customers and geographies. Policies are in place to ensure that credit sales are only made to customers with an appropriate credit history. The Group operates in some territories where there is increased exposure to trade credit risks, and in those territories the Group puts in place appropriate measures to manage its credit risk exposure.

In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors its lenders’ creditworthiness to ensure commitments under its facilities are available as needed.

At 31 December 2024, the Group had a total of £13m of cash held on bank accounts with banks rated below A- (2023: £16m). The highest concentration with any single bank rated below A- was £1m (2023: £1m).

Notes to the Consolidated Financial Statements

continued

(c) Market risk

Foreign exchange risk

The Group’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group’s cross-border procurement is considered insignificant. Sterling-denominated profits from UK operations are exceeded by sterling-denominated Group central costs. This means that approximately 112% of Group operating profit is generated in foreign currencies.

The Group’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of £10m that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee, and all foreign exchange transactions are covered by ISDA documentation.

The most significant foreign currency groups are US dollars and euros, which make up 60% and 33% of Group operating profit respectively.

At 31 December 2024, the Group’s net debt was approximately 63% US dollar (2023: 74%), 26% euro (2023: 28%), and 11% debt in other currencies, including sterling (2023: 2% cash). The translation of the interest element of US dollar and euro debt provides a partial income statement offset to the translation of earnings.

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group’s principal foreign currency exposure is the US dollar. For US dollars, a 10% movement in £/$ would result in a £30m increase/decrease (2023: £35m) in operating profit, offset by a £10m decrease/increase (2023: £12m) in interest payable and a £372m increase/decrease (2023: £349m) in other comprehensive income. A 10% movement in £/€ would result in a £17m increase/decrease (2023: £16m) in operating profit, offset by a £4m decrease/increase (2023: £5m) in interest payable and a £19m increase/decrease (2023: £17m) in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of the net investment in subsidiaries, which for US dollar is £158m (2023: £182m) and euro is £24m (2023: £27m). Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

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

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group’s bond liabilities by £61m at 31 December 2024 (2023: £86m). The income statement impact is £nil as changes in interest rates do not change the expected cash flows on the bonds.

A hypothetical 1.0% increase in sterling interest rates would reduce the market value of the Group’s bond liabilities by £22m at 31 December 2024 (2023: £26m). The income statement impact is £nil (2023: £nil).

A hypothetical 1.0% increase in US dollar interest rates would have an income statement impact of £2m (2023: £6m) as the $700m term loan was 37.5% hedged on a weighted average basis in 2024 (2023: 50%) and certain leases are denominated in US dollars with floating interest rates.

Notes to the Consolidated Financial Statements

continued

The Group had outstanding bond debt issues at 31 December 2024 with a fair market value of £2,480m (2023: £2,959m). This is below the book value of £2,494m (2023: £2,943m) due to changes in interest rates in the UK and Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early, and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk

The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group’s policy is to maintain a strong capital base to maintain investor, creditor, and market confidence, and to support the Group’s strategy. The Group uses S&P’s and Fitch’s ratings methodologies for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely, net debt could be managed by reducing or suspending dividends, M&A spend, and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

(e) Treasury risk

The Group’s treasury activities are governed by a treasury policy, which is reviewed and approved by the Board on an annual basis. The treasury policy covers all activities associated with managing the above risks. The policy requires that financial instruments are only utilised to manage known financial exposures, and speculative derivative contracts are not entered into. The treasury policy requires that treasury must approve opening and closing of all bank accounts, and that funds transfers and other payments are only made in accordance with bank mandates.

To ensure an appropriate control environment exists in the treasury function, duties are segregated between front and back office teams. In addition, a number of controls are in place to protect against potential cyber security and other risks.

C2. Net debt

Net debt is used to assess the Group’s financial capacity. Net debt is not a measure defined by IFRS. Management defines net debt as the total of bank and other borrowings, lease liabilities, other investments, fair value of debt-related derivatives, and cash and cash equivalents (as presented in the Consolidated Balance Sheet).

Closing net debt comprises:

		2024	2023
	Notes	£m	£m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	C3	925	1,562
Other investments[1]	C4	2	1
Fair value of debt-related derivatives		(3)	(18)
Bank and other short-term borrowings[2]		(1,166)	(1,134)
Lease liabilities	B4	(130)	(127)
Non-current
Fair value of debt-related derivatives		(23)	41
Bank and other long-term borrowings[3]		(2,498)	(3,153)
Lease liabilities	B4	(315)	(318)
Total net debt		(3,208)	(3,146)
1.	Net debt excludes other investments which are non-cash, such as the investment in unlisted shares.
2.	Bank and other short-term borrowings consists of £nil bond debt (2023: £347), £553m overdraft (2023: £730m), £575m loans (2023: £17m), and £38m bond accruals (2023: £40m).
3.	Bank and other long-term borrowings consists of £2,494m bond debt (2023: £2,596m) and £4m loans (2023: £557m).

Notes to the Consolidated Financial Statements

continued

The currency split and cash flows of bank, other borrowings, and debt-related derivatives are as follows:

	2024	2023
	£m	£m
Pound sterling	921	1,075
Euro	873	934
US dollar	1,887	2,212
Other currencies	9	43
Carrying value	3,690	4,264
Effect of discounting	387	525
Undiscounted value	4,077	4,789
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	1,251	1,185
Between one and five years	1,848	2,601
More than five years	978	1,003
Future minimum payments	4,077	4,789

Reconciliation of net change in cash and cash equivalents to net debt:

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2024	flows	acquisitions)	and other)	2024
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings		(1,134)	602	(99)	(535)	(1,166)
Bank and other long-term borrowings		(3,153)	—	—	655	(2,498)
Lease liabilities	B4	(445)	169	(146)	(23)	(445)
Other investments		1	1	—	—	2
Fair value of debt-related derivatives		23	68	(7)	(110)	(26)
Gross debt		(4,708)	840	(252)	(13)	(4,133)
Cash and cash equivalents in the Consolidated Balance Sheet		1,562	(637)	—	—	925
Net debt		(3,146)	203	(252)	(13)	(3,208)

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2023	flows	acquisitions)	and other)	2023
	Notes	£m	£m	£m	£m	£m
Bank and other short-term borrowings		(1,345)	664	(106)	(347)	(1,134)
Bank and other long-term borrowings		(3,574)	—	—	421	(3,153)
Lease liabilities	B4	(460)	182	(162)	(5)	(445)
Other investments		1	—	—	—	1
Fair value of debt-related derivatives		(71)	39	(1)	56	23
Gross debt		(5,449)	885	(269)	125	(4,708)
Cash and cash equivalents in the Consolidated Balance Sheet		2,170	(601)	—	(7)	1,562
Net debt		(3,279)	284	(269)	118	(3,146)

The foreign exchange gain on debt and derivatives amounted to £1m (2023: £146m gain). The gain primarily resulted from a weakening of the euro by 6 cents and partially offset by strengthening of the US dollar by 2 cents. Included within the net decrease in cash and cash equivalents is £9m (2023: £3m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement).

Notes to the Consolidated Financial Statements

continued

The total cash outflow in borrowings of £602m (2023: £664m outflow) includes £176m decrease in overdraft (2023: £562m decrease), £334m debt repayment (included in financing activities) (2023: £nil) and £92m settlement of interest accrued (included within operating activities) (2023: £102m).

The derivatives cash outflow of £68m (2023: £39m outflow) includes £39m (2023: £3m outflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and £29m (2023: £36m) interest paid (included in operating activities).

The cash outflow of £169m from lease liabilities (2023: £182m) includes £145m (2023: £157m) capital paid (included within financing activities) and £24m (2023: £25m) interest paid (included in operating activities).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt, which has a carrying value of £2,494m (2023: £2,943m) and a fair value of £2,480m (2023: £2,959m).

Notes to the Consolidated Financial Statements

continued

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. Derivative financial instruments held with the same bank and having a legal right to offset are shown net. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

					Amount
			Gross		subject to
			amounts set	Net amounts	master
		Gross	off in the	presented in the	netting
		amount	balance sheet	balance sheet	arrangement	Net amount
		2024	2024	2024	2024	2024
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	C3	925	—	925	(553)	372
Trade and other receivables	A3	889	—	889	—	889
Other financial assets	C4	2	—	2	—	2
Derivative financial instruments	C6	6	—	6	(1)	5
Total		1,822	—	1,822	(554)	1,268
Financial liabilities
Trade and other payables	A5	(847)	—	(847)	—	(847)
Borrowings	C2	(3,664)	—	(3,664)	553	(3,111)
Lease liabilities	B4	(445)	—	(445)	–	(445)
Derivative financial instruments	C6	(32)	—	(32)	1	(31)
Total		(4,988)	—	(4,988)	554	(4,434)

			Gross		Amount
			amounts set		subject to
			off in the	Net amounts	master
		Gross	balance	presented in the	netting
		amount	sheet	balance sheet	arrangement	Net amount
		2023	2023	2023	2023	2023
	Notes	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	C3	1,562	—	1,562	(730)	832
Trade and other receivables	A3	857	—	857	—	857
Other financial assets	C4	1	—	1	—	1
Derivative financial instruments	C6	70	—	70	(26)	44
Total		2,490	—	2,490	(756)	1,734
Financial liabilities
Trade and other payables	A5	(866)	—	(866)	—	(866)
Borrowings	C2	(4,287)	—	(4,287)	730	(3,557)
Lease liabilities	B4	(445)	—	(445)	—	(445)
Derivative financial instruments	C6	(48)	—	(48)	26	(22)
Total		(5,646)	—	(5,646)	756	(4,890)

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

Cash at bank and in hand includes £16m (2023: £15m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £71m (2023: £70m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Notes to the Consolidated Financial Statements

continued

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts	Gross amounts
	2024	2023
	£m	£m
Cash at bank and in hand	796	1,080
Money market funds	24	153
Short-term bank deposits	105	329
Cash and cash equivalents in the Consolidated Balance Sheet	925	1,562
Bank overdraft	(553)	(730)
Cash and cash equivalents in the Consolidated Cash Flow Statement	372	832

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group’s banking facilities before being placed on deposit.

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is 6.3% (2023: nil%) with £1m fixed for six months (2023: £nil) and £1m fixed for six months to one year (2023: £1m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2024	2023
	£m	£m
Pound sterling	2	1
Other	21	21
	23	22
Analysed as follows:
Current portion	2	1
Non-current portion	21	21
	23	22

None of the financial assets are either past due or impaired in 2024 (2023: none).

C5. Derivative financial instruments

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. At the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

Notes to the Consolidated Financial Statements

continued

Certain financial instruments are not designated or do not qualify for hedge accounting. Typically the Group will not designate financial instruments for hedge accounting where a perfect or near perfect offset is expected between the change in value of assets and liabilities. Changes in the fair value of any derivative instruments in this category are immediately recognised in the income statement. Where financial instruments are designated for hedge accounting they are designated as either fair value hedge, net investment hedge, or cash flow hedge. When designating cross-currency swaps, the cost of hedging has been excluded from the relationship and any movement in the fair value related to the cost of hedging is deferred in equity and amortised over the life of the hedged item.

(a) Fair value hedge

These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were no fair value hedges as at the year-end date.

(b) Net investment hedge

These instruments are used to hedge exposure on translation of net investments in foreign operations. Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss related to the ineffective portion is recognised immediately in the income statement. In the event of disposal of a foreign operation, the gains and losses accumulated in other comprehensive income are recycled through the income statement. All currencies are directly hedged, therefore the hedge ratio is considered to be 1:1.

The Group expects that the values of the hedged item and hedging instrument will move in opposite directions in response to movements in the same hedged risk. Where there are sufficient levels of denominated net assets, the critical terms are deemed to match.

The following net investment hedges were in place at 31 December 2024:

US dollar net investment hedge relationship: $1,627m (2023: $2,091m) cross-currency swaps notional, $546m (2023: $459m) loan notional, and $137m (2023: $206m) cross-currency swaps future interest cash flows have been used to hedge $2,310m (2023: $2,756m) of the net assets of the US operating subsidiaries. The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €315m (2023: €343m) bonds are used to hedge the net assets of the euro operating subsidiaries totalling €315m (2023: €343m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY2,000m (2023: JPY1,925m) cross-currency swap notional and JPY55m (2023: JPY27m) cross-currency swaps future interest cash outflows have been used to hedge JPY2,055m (2023: JPY1,898m) of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate’s assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

During the year, there was no gain or loss (2023: £nil) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain so due to the Group’s policy of only using counterparties with a credit rating of A- and above.

For the year ended 31 December 2024, the amount in other comprehensive income related to net investment hedge accounting was a loss of £17m (2023: £109m gain; 2022: £68m loss).

Notes to the Consolidated Financial Statements

continued

The effect of the foreign currency-related hedging instruments on the Group’s financial position and performance is shown in the table below:

	2024
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	4	(1,300)	May 2026 – October 2028	1:1	(5)	(5)	—	1.241
Cross-currency swaps	JPY	—	(10)	June 2027	1:1	(1)	(1)	—	169.747
Bonds	EUR	(261)	(261)	June 2027 – June 2030	1:1	16	16	—	1.162
Term loan	USD	(436)	(436)	October 2025	1:1	6	6	—	1.110

	2023
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		foreign
		at year	Notional			outstanding	fair value of		exchange
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	ratio	£m	£m	£m	year
Cross-currency swaps	USD	9	(1,641)	November 2024 – October 2028	1:1	114	114	—	1.250
Cross-currency swaps	JPY	1	(11)	November 2024	1:1	1	1	—	167.269
Bonds	EUR	(298)	(298)	November 2024 – October 2028	1:1	6	6	—	1.162
Term loan	USD	(360)	(360)	October 2025	1:1	9	9	—	1.110

The amount in net investment hedge reserves related to continuing hedges is a gain of £6m (2023: £16m gain; 2022: £91m loss), and the amount related to discontinued hedges is a loss of £7m (2023: £nil; 2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in other comprehensive income during the year due to the impact of currency basis (excluded from the hedge relationship) and the foreign exchange impact of realised interest on the hedging instrument (not reflected in the fair value change).

(c) Cash flow hedge

These instruments are used to hedge a highly probable forecast transaction, or a change in the cash flows of a recognised asset or liability. The portion of the gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Any ineffective portion is immediately recognised in the income statement. The gains or losses that are recognised in other comprehensive income are transferred to the income statement in the same period in which the hedged cash flows affect the income statement. In the event that the hedged item occurs or is no longer expected to occur, accumulated gains or losses held in the cash flow hedge reserve are immediately recognised in the income statement. In the event that the hedged item is expected to occur but no longer meets the requirements of hedge accounting, accumulated gains or losses remain in other comprehensive income and are only recognised in the income statement when the forecast transaction occurs or is no longer expected to occur. All cash flow hedge relationships are hedges of a foreign currency risk and all currencies were directly hedged, therefore the hedge ratio is considered to be 1:1.

Cash flow hedge accounting has been applied to derivatives (marked as ‘cash flow hedge’) in the table on page 203 in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as ‘non-hedge’.

The hedged item, a euro bond, creates an exposure to pay interest annually and the principal at maturity. By receiving the same amount at the same dates through a cross-currency swap, this exposure is eliminated. Since the critical terms of the derivative and the hedged debt match (i.e. matching currencies, payment dates, and interest rate on the leg of the swap offsetting the bond), the change in value of the derivative, excluding any basis risk, will be considered to completely offset the changes in the hedged cash flow.

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year, there was a loss of £2m (2023: £1m gain) from those derivatives in a cash flow hedge relationship. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties credit rating is A- and above.

Notes to the Consolidated Financial Statements

continued

Cash flow hedge accounting has been applied to €500m (2023: €500m) of the €500m 2026 bond, €421m (2023: €421m) of the €850m 2027 bond, and €600m (2023: €600m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. For the year ended 31 December 2024, the amount in other comprehensive income related to cash flow hedge accounting was a gain of £27m (2023: £3m gain; 2022: £6m loss).

The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:

2024
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		foreign
		at year	Notional			outstanding	hedged		exchange
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	(27)	1,257	May 2026 – October 2028	1:1	(40)	(38)	(2)	1.133

2023
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		foreign
		at year	Notional			outstanding	hedged		exchange
		end date	amount			instrument	item	Ineffectiveness	rate for the
Hedging instruments	Currency	£m	£m	Maturity date	Hedge ratio	£m	£m	£m	year
Cross-currency swaps	EUR	13	1,668	November 2024 – October 2028	1:1	(21)	(21)	—	1.150
Interest rate swaps	USD	1	275	September 2024	1:1	1	—	1	—

Amount in cash flow hedge reserves related to continuing hedges is a gain of £34m (2023: £6m gain; 2022: £3m gain), and the amount related to discontinued hedges is £nil (2023: £nil; 2022: £nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in other comprehensive income during the year due to the impact of currency basis (excluded from the hedge relationship) and the spot retranslation element of the fair value movement (which offsets the hedged item in the income statement).

C6. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — inputs other than quoted prices that are observable for the asset or liability, either directly as prices or indirectly through modelling based on prices; and

Notes to the Consolidated Financial Statements

continued

Level 3 — inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using weighted average cost of capital

	Fair value	Fair value	Fair value	Fair value
	assets	liabilities	assets	liabilities
	2024	2024	2023	2023
	£m	£m	£m	£m
Interest rate swaps (level 2):
– non-hedge	—	—	—	(1)
– net investment hedge	23	(19)	37	(27)
– cash flow hedge	1	(28)	24	(11)
Foreign exchange swaps (level 2):
– non-hedge	—	(3)	1	—
	24	(50)	62	(39)
Analysed as follows:
Current portion	—	(3)	5	(23)
Non-current portion	24	(47)	57	(16)
Derivative financial instruments	24	(50)	62	(39)
Contingent consideration (including put option liability) (level 3)	—	(75)	—	(76)
Analysed as follows:
Current portion	—	(37)	—	(36)
Non-current portion	—	(38)	—	(40)
Other payables	—	(75)	—	(76)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of £6m (2023: £71m) and net derivative liabilities of £32m (2023: £48m).

The effective nominal value of foreign exchange swaps is a £45m liability (2023: £27m asset).

Notes to the Consolidated Financial Statements

continued

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent	Contingent
	consideration	consideration
	2024	2023
	£m	£m
At 1 January	76	70
Exchange differences	(1)	(3)
Acquisitions	31	41
Payments	(25)	(28)
Unused amount reversed	(7)	—
Revaluation of put option through equity	1	(4)
At 31 December	75	76

Fair value is equal to carrying value for all other trade and other payables.

Notes to the Consolidated Financial Statements

continued

The table below analyses the Group’s undiscounted cash flows on borrowings and derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than	Between	More than
	1 year	1 and 5 years	5 years	Total
	£m	£m	£m	£m
At 31 December 2024
Non-derivative financial instruments
Borrowings	(1,225)	(1,848)	(978)	(4,051)
	(1,225)	(1,848)	(978)	(4,051)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(47)	(1,695)	—	(1,742)
– inflow	25	1,623	—	1,648
Foreign exchange swaps:
– outflow	(363)	—	—	(363)
– inflow	360	—	—	360
Foreign exchange forwards:
– outflow	(11)	—	—	(11)
– inflow	11	—	—	11
	(25)	(72)	—	(97)
Net outflow	(1,250)	(1,920)	(978)	(4,148)
At 31 December 2023
Non-derivative financial instruments
Borrowings	(1,209)	(2,601)	(1,003)	(4,812)
	(1,209)	(2,601)	(1,003)	(4,812)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(454)	(1,707)	—	(2,162)
– inflow	400	1,703	—	2,103
Interest rate swaps:
– outflow	(21)	—	—	(21)
– inflow	31	—	—	31
Foreign exchange swaps:
– outflow	(140)	—	—	(140)
– inflow	140	—	—	140
	(44)	(4)	—	(49)
Net outflow	(1,253)	(2,605)	(1,003)	(4,861)

Notes to the Consolidated Financial Statements

continued

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt facilities comprise:

	Facility	Drawn at		Interest rate	Facility	Drawn at		Interest rate
	amount	year end	Headroom	at year end	amount	year end	Headroom	at year end
	2024	2024	2024	2024	2023	2023	2023	2023
	£m	£m	£m	%	£m	£m	£m	%
Current
$700m term loan due October 2025	559	559	—	5.18	—	—	—	—
$50m term loan due May 2025	40	—	40	0.21	—	—	—	—
Non-current
$700m term loan due October 2025	—	—	—	—	550	550	—	5.94
$1.0bn RCF due October 2029	799	—	799	0.14	785	—	785	0.14

The Revolving Credit Facility (RCF) remained undrawn throughout 2023 and 2024. There are no financial covenants associated with the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest	Effective hedged	Bond interest	Effective hedged
	coupon	interest rate	coupon	interest rate
	2024	2024	2023	2023
Current
€400m bond due November 2024	—	—	Fixed 0.950%	Fixed 3.60%
Non-current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.66%	Fixed 0.875%	Fixed 2.80%
€850m bond due June 2027	Fixed 3.875%	Fixed 4.95%	Fixed 3.875%	Fixed 5.01%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.12%	Fixed 0.500%	Fixed 2.23%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.58%	Fixed 4.375%	Fixed 4.48%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.19%	Fixed 5.000%	Fixed 5.20%
Average cost of bond debt at year-end rates		3.96%		3.97%

On 22 November 2024, the Group fully repaid the €400m bond using surplus cash.

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

Notes to the Consolidated Financial Statements

continued

C8. Finance cost

		2024	2023	2022
	Note	£m	£m	£m
Hedged interest payable on medium-term notes issued[1]		61	61	39
Interest payable on bank loans and overdrafts[1]		51	42	5
Interest payable on RCF[1]		1	3	1
Interest payable on foreign exchange swaps[2]		44	44	19
Interest payable on leases	B4	24	25	10
Amortisation of discount on provisions	A6	11	14	3
Foreign exchange loss on translation of foreign assets/liabilities		5	—	—
Fair value loss on hedge ineffectiveness		—	—	2
Total finance cost		197	189	79
1.	Interest expense on financial liabilities held at amortised cost.
2.

Interest payable on foreign exchange swaps including coupon interest payable for the year was £54m (2023: £55m). £10m has been reported in other comprehensive income due to hedge accounting (2023: £12m).

C9. Finance income

	2024	2023	2022
	£m	£m	£m
Bank interest received	36	25	5
Fair value gain on hedge ineffectiveness	3	1	22
Foreign exchange gain on translation of foreign assets/liabilities	—	11	—
Hyperinflation accounting adjustment	7	11	22
Total finance income	46	48	49

D. Other

D1. Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Consolidated Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2024	2023	2022
	£m	£m	£m
2021 final dividend paid – 4.30p per share	—	—	80
2022 interim dividend paid – 2.40p per share	—	—	42
2022 final dividend paid – 5.15p per share	—	131	—
2023 interim dividend paid – 2.75p per share	—	70	—
2023 final dividend paid – 5.93p per share	149	—	—
2024 interim dividend paid – 3.16p per share	80	—	—
	229	201	122

An interim dividend of 3.16p per share was paid on 16 September 2024 amounting to £80m. A final dividend in respect of 2024 of 5.93p per share is to be proposed at the Annual General Meeting on 7 May 2025.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2024, but not recognised as a liability at year end, is £150m (2023: £150m; 2022: £130m).

Notes to the Consolidated Financial Statements

continued

D2. Share capital

The Company’s share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end, the Company’s issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below.

The Company does not have a limited amount of authorised capital and does not hold any shares in treasury.

During the year, 2,000,000 new shares were issued in relation to employee share schemes.

	2024	2023
	£m	£m
Issued and fully paid
At 31 December 2024 – 2,524,539,885 shares (2023: 2,522,539,885)	25	25

D3. Contingent liabilities

The Group has contingent liabilities relating to guarantees in respect of leasehold properties, pensions, third parties, tax, and litigation. The Group also has contingent liabilities for the management or remediation of environmental issues. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs reliably. The possibility of any significant outflows in respect of these items is considered to be remote.

In November 2024, a purported class action lawsuit was filed on behalf of shareholders who purchased American Depositary Shares in the US between 1 December 2023 and 10 September 2024. The defendants are the Company and three current and former senior executives, Andy Ransom, Stuart Ingall-Tombs, and Bradley Paulsen. The complaint alleges that management made false statements about the progress of the integration of Rentokil and Terminix and its impact upon growth in the US and seeks relief under section 10(b) and 20(a) of the Securities Exchange Act and SEC rule 10(b)5. The Company and the individual defendants intend to vigorously defend the lawsuit.

D4. Related party transactions

Subsidiaries

All transactions between Group subsidiaries were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Key management personnel

The Group’s strategy and policy are managed by the Executive Leadership Team. Their compensation is shown below:

	2024	2023	2022
	£m	£m	£m
Salaries and other short-term employee benefits	6	6	7
Post-employment benefits	—	2	—
Share-based payments	1	2	5
	7	10	12

Notes to the Consolidated Financial Statements

continued

Joint ventures and associate entities

Nippon Calmic Limited (49%), SCI Pierre Brossolette (26.25)%, Skadedyrkontrollen øst AS (40)%, Boecker Public Safety Services – Qatar W.L.L. (24.5%), Boecker Public Health Services Limited (30%), Fujian Xunke Pest Control Company Limited (30%), Guangdong Vircon Pest Management Company Limited (30%), Ningbo Yuying Vector Control Company Limited (30%), and Guangdong New Hope Environmental Technology Co., Ltd (30%) were associates during 2023 and 2024. All balances related to associates are disclosed in Note B6.

There are no significant transactions between associate entities and other Group companies.

D5. Post balance sheet events

With effect from 1 January 2025, the reporting currency of the Group was changed from sterling to US dollars.

There have been no other significant post balance sheet events affecting the Group since 31 December 2024.

Related Undertakings

Subsidiaries and other associated undertakings at 31 December 2024. All undertakings are indirectly owned by the Company unless otherwise stated.

Subsidiaries

		% held by
		Group
Company name	Share class	companies
Argentina
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina
Ecotec Interocéanica S.A.	Ordinary	100%
Australia
c/– Edwards Marshall, level 3/153 Flinders St, Flinders Street, Adelaide SA 5000, Australia
Allstate Holdings (SA) Pty Ltd	Ordinary	100%
Allstate Pest Control Pty Ltd	Ordinary	100%
Allstate Services Pty Ltd	Ordinary	100%
Unit A1, 3-29 Birnie Ave, Lidcombe Business Park, Lidcombe NSW 2141, Australia
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Geelong Pest Control Pty Ltd[1]	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Initial Track Spray Pty Ltd	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Ltd	Ordinary	100%
	Preference
Austria
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria
Rentokil Initial GmbH	Ordinary	100%
Bahamas
Corporate Services International, 308 East Bay Street, Nassau, PO BOX N-7527, Bahamas
Rentokil Initial (Bahamas) Limited	Ordinary	100%
5th Terrace Centreville, P.O. Box N-1388, Nassau, New Providence, Bahamas
Tropical Exterminators (Holdings) Limited	Common	100%
Tropical Exterminators Limited	Common	100%
Barbados
One Welches, Welches St. Thomas, Barbados
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium
Brandekensweg 2, Schelle, 2627, Belgium
Ambius N.V.	Ordinary	100%
Initial Belux NV	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil
Rua Maria Braga Lima Dias, Alto Cajueiros, Macaé, Rio de Janeiro, 120, Brazil
Ativa Controle Ambiental Ltda	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil
Ecotec Brasil Tratamentos Fitossanitários Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770, Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil
Ecovec Comercio E Licenciamento De Tecnologias Ltda	Ordinary	100%
Torrinha Street 171, Bairro Parque da Figueira, Campinas, CEP 13040-310, Brazil
Impacto Controle de Pragas Ltda.	Ordinary	100%
Celido Utz, 66, Igrejinha, Rio Grande do Sul, Brazil
Imunizadora Hoffmann Ltda[1]	Ordinary	100%
Rua Francisco Gonçalo, 16, Loja A, Bairro Pires Façanha, Eusébio, Ceará, CEP 61775-070
Protecta Manejo Integrado de Pragas Ltda	Ordinary	100%
Avenida Ceci, 348, Fundos, Centro Empresarial Tambore, CEP 06460-120, Barueri -SP, Brazil
Rentokil Initial Do Brasil Ltda	Ordinary	100%
R. Alagoas, 3098, Rua Alagoas, Curitiba, PR, 80630-050, Brazil
União Sul Controle de Pragas Ltda ME	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Brunei Darussalam
Unit D1 & D1-1 Block D, Bgn Hj Lajim & Anak-Anak, Kg Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial (B) Sdn Bhd	Non-redeemable preference shares	100%
	Ordinary	90%
Unit D3, Bgn Hj Lajim & Anak-Anak, Kg Kiarong, Bandar Seri Begawan, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial South East Asia Sdn Bhd	Ordinary	90%
Canada
Suite 900, 1959 Upper Water Street, Halifax NS B3J 2X2, Canada
Rentokil Canada Corporation	Common Class A	100%
	Common Class B
Chile
Galvarino 8481, Bodega 3, Quilicura, Santiago, Chile
Comercializadora de Insumos y Servicios Mauco Limitada	Social Rights	100%
El Trapiche No.1322, Galpón No 4, Codominio Pacific, Coquimbo, Chile
Control De Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile
Desan SPA	Ordinary	100%
Av. Víctor Uribe No. 2080 Quilicura, Santiago, Chile
Ingeclean S.A	Ordinary	100%
Rentokil Initial Chile SpA	Ordinary	100%
Av. El Salto, Santiago, 4001, Chile
Ingeniería en Sanitización S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile
Plaguisur Limitada	Ordinary	100%
Av. Pdte Ibañez 352, Puerto Montt, Chile
Sociedad Comercial 7 Plagas Limitada	Ordinary	100%
People’s Republic of China
Room 1001, Yijingyuan Comprehensive Building, Hang Zhou Shi, Zhe Jiang Sheng, 310013, China
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili #42, Beijing, China
Rentokil Initial (China) Ltd	Ordinary	100%
Colombia
Balor Medellín , Carrera 65A #34A-09, Balor Bogotá Calle 82 #22-06, Medellín, Colombia
Balor S.A.S.[1]	Ordinary	100%
Cr 42A 80B 07, Barranquilla, Colombia
Colplagas S.A.S	Ordinary	100%
Calle 162# 20-08, Bogota, Colombia
Continental De Fumigaciones S.A.S	Ordinary	100%
Cr 20 No 162-11, Colombia
Fumigaciones Young S.A.S	Ordinary	100%
Calle 15 Sur, No 48-130 Medellin, Antioquia, Colombia
Fumigax SAS	Ordinary	100%
Carrera 19B No 164A-81, Bogota, Colombia
Rentokil Initial Colombia S.A.S.	Common	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Costa Rica
San Jose-Escazu San Rafael, Terraforte Building Second Floor, Cordero, Cordero Abogados, Costa Rica
Decolim Limitada	Common	100%
San Pedro de Montes de Oca, de la Fuente de la Hispanidad, San José, Costa Rica
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
Curaçao
Parke Komersial Korsou, A 24 Veeris, Curaçao
Chuchubi Pest Control N.V.	Common	100%
Czech Republic
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic
Rentokil Initial s.r.o.	Ordinary	100%
Denmark
Paul Bergsoes Vej 22, 2600 Glostrup, Denmark
Rentokil Initial A/S	Ordinary	100%
Gøngehusvej 253, 2790 Hørsholm, Denmark
Deichmann Planter ApS[1]	Ordinary	100%
El Salvador
Avenida Los Espliego y Avenida las Dalias, polígono V #12, San Salvador, Colonia San Francisco, El Salvador
Clean Air, S.A. de C. V.[1]	Ordinary	100%
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, San Salvador, Central America, El Salvador
SAGRIP, S.A. DE C.V.	Ordinary	100%
Estonia
Turi Str. 3/1, 11313, Tallinn, Estonia
Rentokil OÜ	Ordinary	100%
Eswatini
Umkhiwa House Lot 195, Karl Grant Street, Mbabane, Eswatini
RI Swaziland (Pty) Ltd	Ordinary	100%
Fiji
Lot 5, Kaua Road, Suva, Fiji
Rentokil Initial Pte Limited	Ordinary	100%
Finland
Tikkurilantie 10 Vantaa, Finland, 01380, Finland
Rentokil Initial Oy	Ordinary	100%
France
209 rue de la Belle Etoile, 95700, Roissy-en-France, France
Ambius SAS	Ordinary	100%
6, rue Livio, 67100, Strasbourg, France
CAWE FTB Group SAS	Ordinary	100%
145, rue de Billancourt, 92100, Boulogne Billancourt, France
Initial Hygiene Services SAS	Ordinary	100%
Initial SAS	Ordinary	100%
Rentokil Initial Holdings (France) SA	Ordinary	100%
SCI Gravigny	Ordinary	100%
SCI Vargan	Ordinary	100%
39-53 boulevard Ornano Immeuble Pleyad 3, 93200, Saint-Dennis, France
Rentokil Initial Environmental Services S.A.S.	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%
ZAC des Epineaux 7, avenue Louis Blériot 95740 Frépillon, France
Technivap SAS	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
French Guiana
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana
Rentokil Initial Guyane SARL	Ordinary	100%
Germany
Blierweg 2/Saarstraße, 65201, Wiesbaden, Germany
Baumhaus GmbH[1]	Ordinary	100%
Laufer Straße 3, 90571, Schwaig bei Nürnberg, Mittelfranken, BY, Germany
IHD Dienstleistungen KG1	Interest	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Heuesch 1, 49808, Lingen, Germany
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
Seemann Schädlingsbekämpfung und Holzschutz GmbH & Co.KG	Ordinary	100%
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Ghana
43 Cashew Road, Okpoi Gonno, Park Street, Accra, P. O. BOX 8747, Ghana
Rentokil Initial Ghana Limited	Ordinary	100%
Greece
7 Aristotelous Street, Tavros, Athens, 177 78, Greece
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe
7 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe
Pole Hygiene et Recyclage Group	Ordinary	100%
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe
SOS Guadeloupe Traitement	Ordinary	100%
Guatemala
9 Av. 39-97 zone 8 Guatemala
Servicios Agricolas Profesionales Sociedad Anonima	Ordinary	100%
Guernsey
P O Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
Felcourt Insurance Company Limited	Ordinary	100%
Guyana
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.	Ordinary	100%
San Pedro Sula, Departamento de Cortes, San Pedro Sula, Honduras
Sagrip Honduras S.A.	Nominative	100%
Hong Kong
23/F, Westin Centre, 26 Hung to Road, Kwun Tong, Kowloon, Hong Kong
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
India
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai, Maharashtra, 400104, India
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Office No. 301, 3rd Floor, L. D. Building, Mehra Industrial Estate, LBS Marg, Vikhroli (West), Mumbai City, Mumbai, Maharashtra, 400079, India
HiCare Services Private Limited[1]	Ordinary	73%
Villa No.3, Crescent Villa, Candolim, Goa, 403515, India
PCI Pest Control Private Limited	Ordinary	73%
Indonesia
South Quarter Tower B, Lantai 21, Unit E,F,G,H. JI. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel., Cilandak Barat, Kec Cilandak, Jakarta, Selatan, Indonesia
PT. Calmic Indonesia	Ordinary A	100%
	Ordinary B
PT. Rentokil Indonesia	Ordinary A	100%
	Ordinary B
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah, Abang, Jakarta Pusat, Indonesia
PT. Wesen Indonesia	Ordinary	100%
Ireland
Hazel House, Millennium Park, Naas, County Kildare, Ireland
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited (t/a Healthcare Waste Mgt Servs)	Ordinary	100%
Pest Pulse Limited	€0.0075 Ordinary A	100%
	€0.0075 Ordinary
	€0.01 Ordinary
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
Ronaldon Limited	Ordinary	100%
Israel
13 Hadid 7313500, Israel
Eitan Amichai Pest Management IPM Ltd	Ordinary	100%
Yarokology Ltd.	Ordinary	100%
Italy
Via Frassinago, 6, 40123, Bologna, BO, Emilia-Romagna, Italy
Bioaware S.R.L.[1]	Ordinary	100%
Lfree S.R.L.[1]	Ordinary	100%
Via Laurentina km. 26,500, 157 a/c, 00071, Pomezia, Italy
Rentokil Initial Italia SpA	Ordinary	100%
Contrada S. Giovanni in Golfo, 221, Contrada San Giovanni i, 86100, CB, Molise, Italy
SOGESsp S.R.L.[1]	Ordinary	100%
Jamaica
39-41 Second Street, Newport West, Kingston 13, Jamaica
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan
Arena Public Health Co.	Ordinary	100%
Kenya
Unit 5 Sameer Industrial Park, Road C, Off Enterprise Road Industrial Area, Nairobi, Kenya
Rentokil Initial Kenya Limited	Ordinary	100%
Lebanon
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon
Boecker International SAL (Offshore)	Ordinary	100%
Boecker World (Holding) s.a.l.	Ordinary	100%
Adonis Building, Bechara el Khoury, Beirut, Lebanon
Boecker Public Health s.a.l	Ordinary	100%
Libya
Janzour, Tripoli, Libya
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania
Drobės g. 62, LT-45181, Kaunas, Lithuania
Dezinfa, UAB	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Luxembourg
Rue de la Chapelle 47, 4967, Clemency, Luxembourg
Rentokil Luxembourg Sarl	Ordinary	100%
6 Rue Eugene Ruppert, Luxembourg, 2453, Luxembourg
SVM Finance Luxembourg 1 S.a.r.l.	Ordinary	100%
SVM Finance Luxembourg 2 S.a.r.l.	Ordinary	100%
Malawi
Plot No. LE 377, Patridge Avenue, Limbe, P O BOX 5135, Malawi
Rentokil Initial Limited	Ordinary	100%
Malaysia
Level 8 Symphony House, Block D13, Pusat Dagangan Dana, 47301 Jalan PJU 1A/46, Petaling Jaya, Selangor Darul Ehsan, Malaysia
Rentokil Initial (M) Sdn Bhd	Ordinary	100%
UFTC Sdn Bhd	Ordinary	100%
Maldives
No. 6-A, Faamudheyrige Building, Orchid Magu, Repu, Malé, Maldives
Rentokil Initial Maldives (Pvt) Ltd	Preferential shares	100%
Martinique
Zone Industrielle de Champigny, Ducos, Le Marin, 97224, Martinique
Rentokil Initial Martinique Sarl	Ordinary	100%
Mexico
Juan Álvarez #482, Colonia Centro, Monterrey, N.L., 64000, Mexico
Balance Urbano Control de Plagas S.A. de CV	Ordinary	100%
Sauce 29, Col. Santa Maria La Ribera, Cuauhtemoc, CDMX, 06400, Mexico
Control Vifer, S.A. de C.V.	Ordinary A	100%
	Ordinary B
Servicios de Plagas Terminix, S.A. de C.V.	Ordinary A	100%
	Ordinary B
Terminix International S.A. de C.V.	Ordinary A	100%
	Ordinary B
Calle 29, No. 210 Col. Garcia Gineres, Merida, Yucatán, 97070, Mexico
Personal Profesional de Pesticidas S.A. de C.V.	Ordinary	100%
Mozambique
Avenida da Namaacha, kilometro 6, Residencial Mutateia, Cidade da Matola, Mozambique
Rentokil Initial Mozambique Limitada	Ordinary	100%
Netherlands
Impact 6, 6921 RZ, Duiven, Netherlands
Ambius B.V.	Ordinary	100%
Oude Middenweg 77, 2491 AC, Den Haag, Netherlands
B.V. Rentokil Funding	Ordinary A	100%
BET (Properties) B.V.	Ordinary	100%
BET Finance B.V.	Ordinary	100%
Holland Reconditionering B.V.	Ordinary	100%
Rentokil Initial Finance B.V.	Ordinary	100%
Rentokil Initial International B.V.	Ordinary	100%
Rentokil Initial Overseas (Holdings) B.V.	Ordinary	100%
Ravenswade 54-S, 3439, Nieuwegein, LD, Netherlands
Rentokil Initial B.V.	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
New Zealand
Level 1, 89 Carbine Road, Mount Wellington, Auckland 1060, New Zealand
Rentokil Initial Limited	Ordinary	100%
Norway
Wirgenes vei 8B, Barkåker, Tønsberg, Vestfold, 3157, Norway
Rentokil Forsikring Norge AS	Ordinary	100%
Sanitetsveien 17, Postboks 84, Skjetten, 2026, Norway
Rentokil Initial Norge AS	Ordinary	100%
Rambergveien 1, Tønsberg, 3115, Norway
Skadedyrbutikken AS	Ordinary	100%
Pakistan
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan
C-Shine Sustainable Solutions (Private) Limited	Ordinary	70%
Peru
Calle 23 Mza, Z-1 Lote 9, Villa El Salvador, Peru
Ingeclean Peru S.A.C	Ordinary	100%
Philippines
No 73 Elisco Road, Bo, Kalawaan, Pasig City, 1600, Philippines
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640, Warszawa, Poland
Rentokil Polska Sp. z o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland
Vaco sp. z o.o	Ordinary	100%
Portugal
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal
Rentokil Initial Portugal – Serviços de Protecção Ambiental, Unipessoal, Lda	Ordinary	100%
Republic of Korea
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul, Korea, 121-856, Republic of Korea
Rentokil Initial Korea Ltd	Common	100%
Saudi Arabia
4477 King Abdul Aziz Road, Suleimaniya, Unit 2 Riyadh KSA, Saudi Arabia
BET Trading LLC	Ordinary	100%
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No: 401, 4th Floor, Al Tamimi Building, Al Khobar North, Al Khobar, 31952, Saudi Arabia
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Singapore
16 Jalan Mesin, Singapore, 368815, Singapore
Rentokil Initial Asia Pacific Management Pte Ltd	Ordinary	100%
Rentokil Initial Singapore Private Limited	Ordinary	100%
Slovakia
Kopcianska 10, Bratislava, 851 01, Slovakia
Rentokil Initial s.r.o.	Ordinary	100%
South Africa
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow, 7000, South Africa
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
2 Stigant Road, Claremont, Cape Town, 7708, South Africa
Newshelf 1232 (Pty) Ltd	Preference	100%
Rentokil Initial (Proprietary) Limited	Ordinary	100%
Rentokil Initial Dikapi JV (Pty) Limited	Ordinary	59%
Spain
C/ Los Carros, 1 Bajo, Pobladura de Pelayo de García, 24249, Leon, Spain
Desinfeccion de Plagas S.L.[1]	Ordinary	100%
C/ Monasterio de Nájera 1, 50002, Zaragoza, Spain
Desinfecciones Bionext, S.L.	Ordinary	100%
Pol. Ind. El Prado, Calle Bilbao, Nave 5, Parcel 17, 06800, Mérida, Badajoz, Spain
Fumigaciones Extremeñas Merida, S.L.[1]	Ordinary	100%
C/ Mar Mediiterráneo 1 (entrada por Mar Adriático, San Fernando de Henares), 28830, Madrid, Spain
Initial Gaviota S.A.U	Ordinary	100%
Rentokil Initial España SA	Ordinary A	100%
	Ordinary B
	Ordinary C
Polígono Industrial “Pla de Vallonga”, Calle Meteorito, 59 – Alicante, Spain
Lokimica S.A	Ordinary	100%
C/de la Nena Casas, 71, 08017, Barcelona, Spain
Servicios Depec S.L.	Ordinary	100%
C/ Palanca 34, 28045, Madrid, Spain
Tecnologia y Desarrollo Medioambiental, S.L.	Ordinary	100%
Sri Lanka
No. 307, Negombo Road, Peliyagoda, Sri Lanka
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Sweden
Avestagatan 61, SE 163 53 Spanga, Sweden
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%
c/o Nomor AB, Tusbystråket 1B, 191 61, Sollentuna, Sweden
Nomor AB	Ordinary	100%
Nomor Försăkring AB	Ordinary	100%
Nomor Holding AB	Ordinary	100%
Terminix Nomor AB	Ordinary	100%
Switzerland
Schäracher 5, 6232, Geuensee, Sursee, LU, Switzerland
Airomat GmbH[1]	Ordinary	100%
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland
Rentokil Schweiz AG	Ordinary	100%
Taiwan (Province of China)
14F-1, No. 26, Ln. 61, Sec. 1, Guangfu Rd., Sanchong Dist., New Taipei City, Taiwan (Province of China)
Initial Hygiene Co Ltd	Ordinary	100%
Rentokil Co., Limited	Ordinary	100%
Tanzania
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 21184, Dar es Salaam, Tanzania
Initial Hygiene (T) Limited	Ordinary	100%
Thailand
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, Thailand, 10400, Thailand
Cannon Pest Management Co. Ltd	Ordinary	100%
Rentokil Initial (Thailand) Ltd	Ordinary	100%
Trinidad and Tobago
Field no. 82, KK-LL, Aranguez South, Trinidad and Tobago
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Tunisia
Technopole Textile, SAHLINE, NEOTEX, MONASTIR, Sahline, 5012, Tunisia
CAP Tunis	Ordinary	100%
Turkey
Tuna Mahallesi Sanat Caddesi No: 17 Daire: 121, Bornova, İzmir, Turkey
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi A.Ş	Ordinary	100%
Uganda
Plot No 2012, Kalinabiri Road, Ntinda, Kampala, Uganda
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Food Safety L.L.C.	Ordinary	100%
Al Shafar Tower 1, 14th Floor, Office No. 1401, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Pest Control L.L.C.	Ordinary	100%
Boecker Public Health Pest Control	Ordinary	100%
Equipment Trading L.L.C.
National Pest Control LLC	Ordinary	100%
Rentokil Initial Pest Control LLC	Ordinary	100%
7122 228/M AL, Shop #G4, Al Manakh, Sharjah, United Arab Emirates
National Pest Control Per Person Company LLC	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United Arab Emirates (continued)
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates
Specialist Int. Pest Control LLC	Ordinary	100%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, United Kingdom
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
BET (No.68) Limited[2]	Ordinary	100%
BET Environmental Services Ltd	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[3]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[3]	Ordinary	100%
Castlefield House Limited	Ordinary	100%
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[3]	Ordinary	100%
Contemporary Plant Designs Limited[3]	Ordinary	100%
DCUK (FM) Limited[1]	Ordinary	100%
DCUKFM Holdings Limited[1]	Ordinary	100%
DuctClean (UK) Limited[1]	Ordinary	100%
Dudley Industries Limited	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[3]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited[3]	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Interior Contracts (UK) Limited[3]	Ordinary	100%
Kent Tropical Interiors Limited[3]	Ordinary A	100%
	Ordinary B
Manor Planting Ltd[3]	Ordinary	100%
Nature At Work Limited	Ordinary	100%
Newman's Plants Limited[3]	Ordinary A	100%
	Ordinary B
	Ordinary C
Opel Transport & Trading Company Limited	Ordinary	100%
Paul Lomax Limited	Ordinary A	100%
	Ordinary B
	Ordinary C
Peter Cox Limited	Ordinary A	100%
Plant Nominees Limited	Ordinary	100%
Prime Projects International Limited[3]	Ordinary	100%
Prokill (UK) Ltd	Ordinary A	100%
Prokill Limited	Ordinary A	100%
	Ordinary B
	Ordinary C
	Ordinary D
Rapid Washrooms Limited	Ordinary A	100%
	Ordinary B
	Ordinary C

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United Kingdom (continued)
Rentokil Dormant (No.6) Ltd	Ordinary	100%
Rentokil Initial (1896) Limited[3]	Ordinary	100%
Rentokil Initial (1993) Limited[3]	Ordinary	100%
	6% Non-Redeemable Preference
Rentokil Initial 1927 plc	Ordinary	100%
	Redeemable Preference: AUD,CAD,CLP,DKK,IDR,ILS,NOK,NZD,USD EUR
	Cumulative Preference (Non-Redeemable)
Rentokil Initial Americas Limited[3]	Ordinary	100%
Rentokil Initial Asia Pacific Limited[3]	Ordinary	100%
Rentokil Initial Brazil Limited[3]	Ordinary	100%
Rentokil Initial Finance Limited[3]	Ordinary	100%
Rentokil Initial Holdings Limited[3,4]	Ordinary	100%
Rentokil Initial Investments South Africa[3]	Ordinary	100%
Rentokil Initial Pension Trustee Limited	Ordinary	100%
Rentokil Initial Services Limited	Ordinary	100%
Rentokil Initial UK Ltd	Ordinary	100%
Rentokil Insurance Limited	Ordinary	100%
Rentokil Limited[3]	Ordinary	100%
Rentokil Overseas Holdings Limited[3]	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United Kingdom (continued)
Rentokil Property Care Limited	Ordinary	100%
Rentokil Property Holdings Limited	Ordinary	100%
RI Dormant No.18 Limited	Ordinary	100%
RI Dormant No.20 Limited	Ordinary	100%
Saaman Limited[3]	Ordinary	100%
Stratton House Leasing Limited[3]	Ordinary	100%
SVM International Services Limited	Ordinary	100%
Target Express Holdings Limited	Ordinary	100%
Target Express Limited	Ordinary	100%
Target Express Parcels Limited	Ordinary	100%
TEB Cleaning Services Limited	Ordinary	100%
The Palfreymans Limited	Ordinary A	100%
	Ordinary B
	Ordinary C
	Ordinary D
	Ordinary E
Tropical Ambience Limited	Ordinary	100%
Tropical Innovation Limited[3]	Ordinary	100%
Urban Planters Franchise Limited[3]	Ordinary	100%
Waterized Limited[1,3]	Ordinary	100%
Stephens & Carter Limited[2]	Ordinary	100%
The Ca’D’Oro, 45 Gordon Street, Glasgow, Scotland, G1 3PE, United Kingdom
Duct Clean Services LTD[3]	Ordinary	100%
Industrial Clothing Services Limited	Ordinary	100%
Pest Protection Services (Scotland) Limited	Ordinary A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Ltd.	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United States
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States
Advanced Pest Management Co, LLC	Common	100%
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Cygnet Enterprises, Inc	Common	100%
Medentex LLC	Common	100%
Oliver Exterminating Dominicana Corp	Common	100%
Rentokil Initial Environmental Services LLC	Interest	100%
Rentokil North America, Inc.	Ordinary	100%
Rentokil of Puerto Rico, Inc.	Common	100%
Solitude Lake Management, LLC	Common	100%
Vector Disease Acquisition, LLC	Series A shares	100%
	Series B shares
	Common shares
Vector Disease Control International, LLC	Common	100%
2288 150th Street Halstad MN 56548, United States
Airborne Vector Control LLC	Common	100%
Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Anza, LLC	Ordinary	100%
The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
Anza, LLC	Ordinary	100%
Creative Plantings Inc	Ordinary	100%
Initial Contract Services LLC	Interest	100%
Ramac (US) LLC	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Rentokil Terminix Funding, LLC[1]	Interest	100%
Secure Monthly Affordable Credit Corporation	Common	100%
Secure Monthly Affordable Credit Limited Partnership	Ordinary	100%
SVM Honduran Service and Investments Company, LLC	Interest	100%
SVM Olympus Service Company, LLC	Interest	100%
SVM Progressive Service Company, LLC	Interest	100%
SVM Technicians Service Company, LLC	Interest	100%
SVM Vanguard Service Company, LLC	Interest	100%
Terminix Consumer Services, LLC	Interest	100%
Terminix Holdings, LLC	Interest	100%
Terminix International Holdings, Inc	Common	100%
Terminix Management Corporation	Interest	100%
Terminix Receivables Company LLC	Interest	100%
The Terminix Company, LLC	Interest	100%
TMX Holdco, LLC	Interest	100%
United Transport America LLC	Interest	100%
Virginia Properties Inc	Ordinary	100%
PO Box 4510 Ten Free Street, Portland ME 04112, United States
Asiatic Investments, Inc.	Ordinary	100%
1000 Labarre Road, Metairie, LA 70001, United States
Mississippi Mosquito Control, LLC	Interest	100%
Mosquito Control of Lafourche, LLC	Interest	100%
Mosquito Control Services of Florida, LLC	Interest	100%
Mosquito Control Services of Georgia, LLC	Interest	100%
Mosquito Control Services, L.L.C	Interest	100%
Rittiner Group, L.L.C.	Interest	100%
St. Charles Mosquito Control, L.L.C.	Interest	100%
St. John Mosquito Control, L.L.C.	Interest	100%
Terrebonne Mosquito Control, LLC	Interest	100%
1000 Satellite Blvd, Ste 101, Suwanee, Gwinnett County GA 30024, United States
ProPest Products, Inc.[1]	Ordinary	100%
2540, Lawrenceville Hwy, Lawrenceville, GA 30044, United States
Steritech-Canada, Inc.	Common	100%
Asiatic Holdings LLC	Ordinary	100%
463 Mountain View Drive, Suite 301, 3rd Floor, Colchester VT 05446, United States
Steward Insurance Company	Common	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States
Terminix Gift, L.L.C.	Interest	100%
150 Peabody Place, Memphis TN 38103, United States
The Terminix International Company Limited Partnership	Ordinary	100%
The Terminix Foundation	Interest	100%
Uruguay
Tomás Giribaldi, apto 3, 2270, Uruguay
Amalur Uruguay Sociedad Anónima	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay
La Sanitaria S.A.	Ordinary	100%
La Paz, 1227, Departamento de Montevideo, Uruguay
Livelux S.A.	Ordinary	100%
Vietnam
54-56 Nguyen Trai Street, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, U.S.
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, U.S.
Terminix International USVI, LLC	Interest	100%

Related Undertakings

continued

Associated undertakings

		% held by
		Group
Company name	Share class	companies
People’s Republic of China
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China
Fujian Xunke Pest Control Company Limited	Ordinary	30%
Room 1005, Unit 1, Building 1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China
Guangdong New Hope Environmental Technology Co., Ltd.	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China
Guangdong Vircon Pest Management Company Limited	Ordinary A	30%
Room (2-1), Unit19, Xindian Xingzuo, Haishu district, Ningbo City, Zhejiang Province, China
Ningbo Yuying Vector Control Company Limited	Ordinary	30%
Egypt
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt
ServicePros S.A.E.[5]	Ordinary	30%
France
41 Avenue de La Porte de Villiers, 92200, Neuilly-Sur-Seine, France
SCI Pierre Brossolette	Ordinary	26.25%
Japan
Kudan Terrace, 1-6-5 Kudan Minami, Chiyoda-Ku, Tokyo, 102-0074, Japan
Nippon Calmic Ltd	Ordinary	49%
Nigeria
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria
Boecker Public Health Services Ltd	Ordinary	30%
Norway
Veverivegen 10, 2848 Skreia, Norway
Skadedyrkontrollen øst AS	Ordinary	40%
Qatar
16 A Al Mana Business Tower, Doha, Qatar
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, United Kingdom
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited	Ordinary	50%

1.	Acquired or incorporated by the Group in 2024.
2.	Temporary restoration.
3.	As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
4.	Owned directly by Rentokil Initial plc.
5.	This entity is non-operational and the Group does not carry out business in this jurisdiction.