Form 20-F
period 2025-12-31
RENTOKIL INITIAL PLC /FI
filed 2026-03-25
CIK 930157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

The number of outstanding shares of each class of stock of Rentokil Initial plc as of December 31, 2025 was:

Title of Class	Number of Shares Outstanding
Ordinary shares of £0.01 each:	2,526,039,885

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

Yes ◻  No ◻

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information for the 2025 Form 20-F of Rentokil Initial plc (the “Company”) set out below is being incorporated by reference from the Company’s Annual Report 2025 included as exhibit 15.1 to this Form 20-F (the “Annual Report 2025”).

Presentation of Financial and Other Information

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. To the extent that any information incorporated by reference into this Form 20-F itself incorporates information by reference (including by way of internal cross reference), such information shall not form part of this Form 20-F. All references in this Form 20-F to “us”, “we” or “the Company” are to Rentokil Initial plc. Unless the context otherwise requires, “Rentokil Initial” or “Group” refers to the Company and its consolidated entities. Other information contained within the Annual Report 2025 included as exhibit 15.1 to this Form 20-F, including graphs and tabular data, is not included in this Form 20-F unless specifically identified below. Photographs are also not included. None of the websites referred to in the Annual Report 2025, including where a link or QR code is provided, nor any information contained on such websites is incorporated by reference in this Form 20-F.

In addition to the information set out below, the information set forth under the headings “Glossary” on page 227 and “Cautionary Statement” on page 228, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

References herein to Rentokil Initial websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F. References to “audited” information (including graphs and tabular data) set forth under the heading “Corporate Governance—Directors’ Annual Remuneration Report-2025—Directors’ remuneration in the year to 31 December 2025” on pages 120 to 130 refer to procedures performed by the Company’s external auditor in accordance with International Standards on Auditing (UK) (‘ISAs (UK)’) and applicable law and does not form part of the “Report of Independent Registered Public Accounting Firm” on pages F-2 to F-4 of this Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement:

This Form 20-F and the Annual Report 2025 contain statements that are, or may be, forward-looking regarding the Group’s results of operations, business strategy, plans and objectives, including, among other things, statements about the Group’s financial condition, liquidity, prospects, growth and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. These statements are often, but not always, made through the use of words or phrases such as “believe”, “anticipate”, “could”, “shall”, “continues”, “may”, “would”, “is likely to”, “should”, “intend”, “seek”, “aim”, “plan”, “potential”, “predict”, “will”, “expect”, “estimate”, “project”, “positioned”, “strategy”, “outlook”, “target” and similar expressions or negatives of these expressions.

Although we believe that the forward-looking statements in this Form 20-F and the Annual Report 2025 are based on reasonable assumptions, such statements involve risk and uncertainty because they relate to future events and circumstances. There are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements, including, but not limited to, uncertainties related to the following:

●	our ability to integrate acquisitions successfully, or any unexpected costs or liabilities from our disposals;
●	difficulties in integrating, streamlining and optimising our IT systems, processes and technologies, including artificial intelligence technologies;
●	our ability to attract, retain and develop key personnel to lead our business;
●	the availability of a suitably skilled and qualified labour force to maintain our business;
●	cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in our IT systems or data security procedures and those of our third-party service providers;
●	inflationary pressures, such as increases in wages, fuel prices and other operating costs;

●	weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers;
●	our ability to implement our business strategies successfully, including achieving our growth objectives;
●	our ability to retain existing customers and attract new customers;
●	the highly competitive nature of our industries;
●	extraordinary events that impact our ability to service customers without interruption due to a material incident, including a loss of our third-party distributors;
●	the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on our business, reputation, results of operations, financial condition and/or prospects;
●	supply chain issues, which may result in product shortages, cost increases or other disruptions to our business;
●	our ability to protect our intellectual property and other proprietary rights that are material to our business;
●	our reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation;
●	any future impairment charges, asset revaluations or downgrades;
●	failure to comply with the many laws and governmental regulations to which we are subject or the implementation of any new or revised laws or regulations that alter the environment in which we do business, as well as the costs to us of complying with any such changes and the risk of related litigation;
●	termite damage claims and lawsuits related thereto and associated impacts on the termite provision;
●	our ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides;
●	any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures;
●	the identification of a material weakness in our internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act;
●	changes in tax laws and any unanticipated tax liabilities;
●	adverse credit and financial market events and conditions, which could, among other things, impede access to, or increase, the cost of financing;
●	the restrictions and limitations within the agreements and instruments governing our indebtedness;
●	a lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies;
●	an increase in interest rates and the resulting increase in the cost of servicing our debt; and
●	exchange rate fluctuations and the impact on our results or the foreign currency value of our American Depositary Shares (“ADSs”) and any dividends.

Further details on the principal risks that may affect the Group can be found in the “Risks and Uncertainties” section detailed on pages 68 to 70 and the left column on page 71 and under the heading “Strategic Report—Responsible Business—Climate-related risk management” on page 62 (in relation to climate-related risks), in each case of the Company’s Annual Report 2025 included as exhibit 15.1 to this Form 20-F, as well as on pages F-51 to F-54 (in relation to financial risks) and under the heading Item 3.D “Risk Factors”, in each case of this Form 20-F.

Forward-looking statements speak only as of the date they are made and no representation or warranty, whether express or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the UK Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this Form 20-F and the Annual Report 2025 relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this Form 20-F and the Annual Report 2025 should be construed as a profit forecast.

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

These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

This Annual Report includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. We believe that the forward-looking statements about Rentokil Initial in this Form 20-F, identified by words such as “believes”, “anticipates”, “could”, “shall”, “continues”, “may”, “would”, “is likely to”, “should”, “intends”, “seeks”, “aims”, “plans”, “potential”, “predicts”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, “outlook”, “target” and similar expressions or negatives of these expressions, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below. They relate to events that may occur in the future, that may be influenced by factors beyond our control and that may have actual outcomes materially different from our expectations. Therefore, other risks, unknown or not currently considered material, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Business Strategies and Operations

If we are unsuccessful in integrating acquisitions or if our disposals result in unexpected costs or liabilities, our business could be materially and adversely affected.

We have a strategy that includes growth by acquisition to extend our geographic footprint and to improve our market share in existing locations. For example, we acquired 36 new businesses in 2025, and we may continue to pursue strategic transactions in the future, which could involve acquisitions or disposals of businesses or assets. These acquisitions need to be integrated quickly and efficiently to minimise potential impact on the operations of the acquired business and the existing business. There are a number of risks to the successful integration of acquired businesses. These risks include, but are not limited to, the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations, systems, processes, pay plans, brands and customer offerings as well as difficulties in retaining and assimilating employees and customers. In addition, even where a diligent review of the businesses and/or properties acquired in connection with such acquisitions is performed in accordance with industry norms, such reviews may be incomplete and not necessarily reveal all existing, potential or reasonably foreseeable problems, including actual or contingent liabilities, or permit a full assessment of the deficiencies associated with the businesses or properties. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition, or the benefits may not occur within the time periods we anticipated. The realisation of such benefits may be affected by a number of factors, many of which are beyond our control. If we fail to (i) successfully integrate acquisitions into our existing organisational structures and IT systems, (ii) deliver the revenue and profit targets, or (iii) deliver any expected synergy benefits, such as cost savings, the acquired business may not achieve the expected financial and/or operational benefits which could lead to potential adverse short-term or long-term effects on our business, reputation, results of operations, financial condition and/or prospects. Our business may be required to recognise impairment charges or be subject to asset revaluations or downgrades by applying a value in use based test annually. We may also experience difficulties, costs or delays in migrating acquired businesses to our systems, processes and technologies.

In addition, we have sold a number of our businesses in the past and expect to continue to dispose of businesses from time to time if consistent with our strategy. For example, the Group completed the disposal of its Workwear business in France to H.I.G. Capital on 30 September 2025. Under business sale contracts, we may provide warranties and indemnities to purchasers. Accordingly, we may make provisions in our consolidated financial statements for potential liabilities and costs relating to a disposed business. We may also make provisions in our consolidated financial statements for amounts to cover legal or regulatory claims which are known to be outstanding at the time of sale or which may subsequently become apparent. There can be no assurance that such provisions will be sufficient to cover potential liabilities and consequently disposals of our businesses may have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

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

Mike Duffy was appointed as CEO and Executive Director effective on 16 March 2026, succeeding Andy Ransom, our CEO for the last 12 years. Whilst Andy will continue to work with us to ensure a smooth transition ahead of the Company’s annual general meeting on 7 May 2026, leadership transitions can be difficult to manage and may result in disruptions to our business and increase the likelihood of organisational changes and turnover of other key personnel. In addition, the change in leadership could impact our relationships with existing and potential customers, vendors and other third parties, which could result in a loss of business or otherwise hurt our prospects. Any of these events could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

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

Our business is dependent on effective IT systems and data security procedures. We and our third-party service providers may be subject to significant system or network disruptions from numerous causes, including cyber security breaches, attacks or other similar incidents, facility access issues, new system implementations, human error, fraud, theft, fire, power loss, telecommunications failure or a similar catastrophic event. Moreover, computer viruses, worms, malware, ransomware, phishing, spoofing, malicious or destructive code, social engineering, denial-of-service attacks, and other cyber attacks have become more prevalent and sophisticated in recent years. Because the techniques used by computer hackers and others to access or sabotage networks and computer systems constantly evolve and generally are not recognised until launched against a target, we and our third-party service providers may be unable to anticipate, detect, react to, counter or mitigate against all of these techniques or remediate any resulting incident. Cyber security risk has increased due to increased online and remote activity and we have in the past experienced, and may continue to experience, increases in the number and seriousness of cyber attacks, including distributed denial-of-service attacks and ransomware incidents. In 2025, our organisation encountered ten cyber security incidents, each effectively addressed through our established incident response protocol and none of which had a material impact on our business. All of these incidents were reported to the Board or Audit Committee, who have oversight of the risks from cyber security threats, by management, who are responsible for managing prevention, detection, mitigation and remediation of cyber security incidents. While similar attacks have previously been detected and mitigated before causing a material impact on the business, there remains a risk that more sophisticated cyber attacks in the future could evade detection or prevention and result in a material impact on our business, reputation, results of operations, financial condition and/or prospects.

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

In the year ended 31 December 2025, global inflation rates have steadily declined from previous years, though rates vary significantly by country and region causing some increases in our operating costs and expenses. Whilst we have, to date, been able to pass on such cost increases to customers in the form of increased prices, we may not in the future be able to pass these cost increases on fully, or in a timely manner, to customers. Our financial performance may therefore be adversely affected by sudden or material increases in the level of our operating costs and expenses, which can be triggered by inflationary pressures. For example, fuel prices are subject to market volatility, and our fleet has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. In addition, we continue to monitor the adverse impacts of the ongoing conflict in the Middle East, the situation in Venezuela and the war in Ukraine and the associated sanctions against various Russian organisations, companies and individuals on the global economy in general and on our business operations, although we have no direct operations in Russia or Ukraine. Such events have increased fuel prices, and further prolonged conflicts may have further negative consequences such as increased inflation and transportation costs. Fuel price increases have also caused increases in the cost of chemicals and other materials used in our business. To the extent such costs increase further, we may be prevented, in whole or in part, from passing these cost increases on to our existing and prospective customers, which could have a material adverse impact on our results of operations, financial condition and/or prospects.

Weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from our customers, may adversely impact our business, results of operations, financial condition and/or prospects.

Ongoing volatility in the global economic environment has led to, and may continue to lead to, economic challenges such as low gross domestic product growth in regional and national economies, high volatility in commodity prices and exchange rates and efforts made by governments to increase the minimum wage across markets, as well as wide variations in local market prices and cost inflation across the globe. This may be exacerbated by economic uncertainty caused by geopolitical events, political instability and civil unrest in some local markets, and catastrophic business events, including the continuation and/or broadening of the conflicts in Ukraine and the Middle East and/or the situation in Venezuela. Further economic slowdown or recessions in the markets in which we operate may lead to a reduction in the level of demand from our customers for existing and new services. Low-growth economies with inherent cost inflation may make it difficult for us to maintain profitability if we have weak pricing power in those markets, in particular, in areas of hyperinflation. Furthermore, adverse economic conditions may lead to an increased number of customers not renewing contracts or seeking to reduce prices leading to a reduction in profit margins and cash flows or being unable to pay for existing or additional services leading to an increase in bad debts. Our pricing may be impacted negatively by an increased presence of multinational competitors in the markets in which we operate or an increased reliance on key customer accounts in markets impacted by adverse economic conditions. The entry of multinational competitors may also make it difficult for us to maintain profitability by increasing the cost of acquisitions. Any of these events could have a material adverse effect on our business, reputation, results of operations, financial condition and/or prospects.

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

Ongoing activism related to ESG matters may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment or perception of our ESG practices. Customers, consumers, investors and other stakeholders are focusing on ESG issues, including climate change, water use, deforestation, plastic waste, human and animal health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands regarding reducing use of virgin plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of our products and their impact on human and animal health, biodiversity, and environmental sustainability, a growing demand for natural, organic or non-toxic products and ingredients; or customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. Certain animal welfare advocacy groups may raise concerns regarding products such as glue boards, snap traps or other products perceived to have animal cruelty issues, and secondary poisoning of predators. These demands, perceptions and preferences could cause us to incur additional costs or to make changes to our operations to comply with such demands and customer preferences, and a delay in our response (or the failure to respond effectively) may lead to adverse effects to our business, results of operations and financial condition, and recruitment and retention of the labour force that we need.

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

Supply chain issues may result in product shortages, cost increases or disruptions to our business.

We have a complex global network of suppliers that continues to expand to meet increased customer demand and may, in the future, further evolve in response to market conditions. Although the majority of the products we use are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, we could experience material disruptions in production and other supply chain issues on specific bespoke products (including as a result of recent global events impacting shipping or tariffs), which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected (a) if new or existing suppliers are unable to meet any standards that we set or that are set by government or industry regulations or customers, (b) if we are unable to contract with suppliers at the quantity, quality and price levels needed for our business, or (c) if any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

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

Our ability to compete effectively depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including the service marks, trademarks, trade names and other intellectual property rights we own or licence, particularly our brand names, including Rentokil, Initial, Ambius, Terminix, Copesan, Assured, McCloud, Gregory, Ehrlich, Presto-X, Western Exterminator, Florida Pest Control, Bug Out, Steritech, PestConnect, Lumnia, Signature, Eradico, Cannon, Ultraprotect, Calmic, Pestfree365, Entotherm, Medentex, Boecker, Radar and Rapid Pro. We have not sought to register or protect all of our intellectual property, including our trademarks, either in the UK, the U.S. or in every jurisdiction in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property laws, we may not receive the same protection in other countries as we would in the UK or the U.S.

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

We rely on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees. Any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation could have a material adverse effect on our business.

Our strategy to increase profitability, in part, by reducing our costs of operations, and to mitigate and manage our exposure to financial risk, includes the implementation of certain business process outsourcing initiatives and entry into arrangements with investment counterparties, including lenders, insurers and derivative counterparties. As such, we are exposed to counterparty risk. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with us, fraudulent activity by the counterparty or the failure of counterparties to discharge all or part of their obligations (including, for example, due to the deterioration of a counterparty’s actual or perceived creditworthiness) could adversely affect our reputation, customer and colleague relationships, results of operations and financial condition. Also, to the extent a third-party outsourcing provider or counterparty relationship is terminated, there is a risk of disputes or litigation and that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that we consider favourable, and even if we find an alternate provider, or choose to insource such services or activities, there are significant risks associated with such transition.

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

Based upon future economic and financial market conditions, our operating performance and other factors, including those listed above, we may incur impairment charges in the future, in respect of goodwill created and the value at which assets were recognised at completion. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our business, results of operations, financial condition and/or prospects.

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

In addition, new or revised laws or regulations, or changes to the ways existing laws or regulations apply to our business, may alter the environment in which we do business, which could adversely impact our financial results. For example, the Economic Crime and Corporate Transparency Act introduced a new offence in the United Kingdom, effective from 1 September 2025, whereby an organisation can be held criminally liable for the failure to prevent fraud if reasonable internal procedures are not implemented to prevent the fraud. In addition, Provision 29 of the UK Corporate Governance Code 2024 requires boards to annually monitor, review, and declare the effectiveness of their material internal controls in their annual report, starting with annual reports in respect of the year beginning January 1, 2026.

In addition, we face litigation from time to time. Currently we are defending against multiple purported class action lawsuits, including one filed in November 2024 and one filed in April 2025, further details of which can be found under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D3. Contingent liabilities” on page F-67 of this Form 20-F. We may also face exposure to potential future claims or litigation, including exposure to injunctive relief or damages granted by courts in respect of such claims. Regardless of the outcome of any litigation or claims, we may incur additional costs in defending against such claims. An unfavourable outcome or settlement in any litigation may have an adverse effect on our business, reputation, results of operations, financial condition and/or prospects. Additionally, any loss of Rentokil Initial plc’s status as a “foreign private issuer” would require us to comply with the reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers and could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

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

Our business may become subject to a significant number of damage claims related to termite activity in homes/commercial premises, often accompanied by a termite damage warranty/guarantee. Currently, the legacy Terminix business is subject to a significant number of damage claims related to its termite control services and termite damage warranties/guarantees. Damage claims may include circumstances when a customer notifies us that they have experienced damage, and we reach an agreement to remediate that damage (a “Non-litigated Claim”), and circumstances when a customer directly initiates litigation or arbitration proceedings or when we do not reach an agreement with a customer to remediate the damage and that customer initiates litigation or arbitration proceedings (a “Litigated Claim”). Some plaintiffs bringing Litigated Claims may seek to demonstrate a pattern and practice of fraud in connection with Litigated Claims and may seek awards, in addition to repair costs, which include punitive damages and damages for mental anguish. In 2025, we assessed the probable future cash outflows arising from termite damage claims. Due to factors such as inflation, the costs for settling claims and the accelerated settlement time to settle a claim, we have recognised additional provisions of $201 million. The closing provision was $384 million at 31 December 2025.

We intend to defend these Litigated Claims vigorously, and we have taken decisive actions to mitigate any increasing claims costs; however, we cannot give assurance that these mitigating actions will be effective in reducing claims or costs related thereto, and this could result in the costs of termite claims or litigation exceeding our accounting provision for termite claims, nor can we give assurance that lawsuits or other proceedings related to termite damage claims will not materially affect our business, reputation, results of operations, financial condition and/or prospects, even if any such lawsuits are found to be without merit.

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

As of 31 December 2025, management has concluded that our internal control over financial reporting was effective. However, we may identify material weaknesses or control deficiencies in the future, and we cannot provide assurance that remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives. If a material weakness in our internal control over financial reporting is identified and not remediated in a timely manner, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in our reported financial information, which in turn could have a material and adverse effect on the trading price of ordinary shares in the capital of Rentokil Initial plc, and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

As of 31 December 2025, we had aggregate outstanding indebtedness of approximately $6.1 billion. The agreement governing our revolving credit facility maturing October 2029 (the “RCF”), amongst other things, restricts our ability to: (a) transfer or sell assets by way of a Class 1 transaction (as such term was previously defined in the UK Listing Rules), (b) create security over our assets in excess of a certain amount, (c) issue debt instruments at subsidiary level in excess of a certain amount unless certain corporate guarantees are provided, and (d) issue trade instruments in excess of a certain amount. They also contain provisions that, in the event of a ratings downgrade by both S&P and Fitch to BB+ or below, a guarantee will be provided by Rentokil North America, Inc to lenders under the RCF and in respect of Notes issued. The senior unsecured notes issued by Rentokil Initial plc (due October 2028 and June 2032) and Rentokil Initial Finance B.V. (due June 2027 and June 2030), in each case pursuant to our Euro Medium Term Note Programme; and the senior unsecured notes issued by Rentokil Terminix Funding, L.L.C. (due April 2030 and April 2035) (collectively, the “Notes”) contain no such undertakings. Our ability to comply with the undertakings and restrictions contained in the agreement governing the RCF, the Notes and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to borrow under the RCF and/or any such other facility and may not be able to repay the amounts due under such facility or our other outstanding indebtedness. This could have materially adverse consequences to our business, reputation, results of operations, financial condition and/or prospects and could cause us to become bankrupt or insolvent.

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

The Rentokil Initial plc consolidated financial statements are expressed in U.S. dollars and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than U.S. dollars. We earn revenues and incur costs in a range of other currencies, including the euro and pounds sterling, and significant fluctuations in these exchange rates could also impact our reported results significantly.

Additionally, our ordinary shares are quoted in pounds sterling on the LSE and our ADSs are quoted in U.S. dollars on the NYSE. Dividends to be paid to holders of our ADSs in respect of our ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement among Rentokil Initial plc and the depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Fluctuations in the exchange rate between the U.S. dollar and pounds sterling may also affect, among other matters, the value of our ADSs, ordinary shares and of any dividends in respect thereof.

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

The information (including tabular data) set forth under the following headings of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—Our Businesses—Pest Control” on pages 26 to 31, excluding:
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 26;
o	the three sentences beginning “Organic Revenue Growth…” under the subheading “Our revenue model” on page 26;
o	the sentence beginning “We acquired 31 Pest Control…” under the subheading “Our revenue model” on page 26; and
o	the caption titled “Revenues in year prior to acquisition” and the figure above such caption on page 26;
●	“Strategic Report—Our Businesses—Hygiene & Wellbeing” on pages 32 to 33, excluding:
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 32;
o	the sentences beginning “Organic Revenue Growth…” and “We acquired 5 Hygiene & Wellbeing…” under the subheading “Leveraging our leadership in Pest Control” on page 32; and
o	the caption titled “Revenues in year prior to acquisition” and the figure above such caption on page 32;
●	“Strategic Report—Our Regions—North America” on pages 34 to 36, excluding:
o	the sentences beginning “Organic Revenue was…”, “Performance improved in…”, “North America Pest Control Services…”, “Organic Revenue Growth in…”, “Our distribution business delivered…” and “Bolt-on M&A activity continued…” under the subheading “Performance” on page 34;
o	the column titled “Organic Growth” and the three rows under the heading “Organic Growth”, each in the table on page 34;
o	the sentences beginning “We made good progress…”, “We continue to expect that…” and “We currently expect…” under the subheading “Business simplification and cost efficiencies” on page 35;
o	the sentence beginning “We are confident this…” under the subheading “Integrated Pay Plans” on page 36;

o	the sentences beginning “In 2025…” and “The largest business in the segment…” under the subheading “Strong Standalone Business” on page 36;
o	the caption beginning “CAGR through to 2030…” and the figure above such caption on page 36; and
o	the caption titled “Organic Growth across Business Services” and the figure above such caption on page 36;
●	“Strategic Report—Our Regions—International” on page 37, excluding:
o	the sentences beginning “Organic Revenue was…”, “Performance improved in…” and “The International region acquired…” under the subheading “Performance” on page 37;
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 37; and
●	“Other Information—Directors’ Report—Company constitution” on page 221.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B1. Business combinations” on pages F-39 to F-41 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-49 of this Form 20-F.

The SEC maintains a website at https://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. Such information is also available on our website at https://www.rentokil-initial.com/investors. The information on our website is not incorporated by reference in this document.

B.	Business Overview

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Strategic Report—Our Business at a Glance—A global leader in pest control and hygiene and wellbeing services” on pages 6 to 7;
●	“Strategic Report—Chair’s Statement—Delivering for our stakeholders” on pages 8 to 9, excluding:
o	the sentence beginning “There were early signs…” under the subheading “Performance” on page 9;
●	“Strategic Report—Letter from the Chief Executive—Executing our strategy” on pages 10 to 13, excluding:
o	the sentences beginning “For the year…” and “Organic Revenue Growth…” under the subheading “Building sustainable growth – a year of progress” on page 10;
o	the sentences beginning “We were encouraged…” and “All of this puts us…” under the subheading “Focus on execution in North America” on page 11; and
o	the sentences beginning “We have a target to…” and “This fuels our…” under the subheading “Focus on efficiency and disciplined capital allocation” on page 13;
●	“Strategic Report—Reasons to Invest—A compelling investment opportunity of long-term compounding growth” on pages 14 to 15, excluding:
o	the caption “Organic Revenue Growth” and the figure above such caption on page 14; and
o	the sentence beginning “Any excess capital…” under the subheading “Strong Free Cash Flow” on page 15;

●	“Strategic Report—Our Strategy and Business Model—Creating value for all stakeholders” on pages 16 to 19, excluding:
o	the sentence beginning “Our Group target…” under the subheading “Manage a responsible business” on page 17;
●	“Strategic Report—Capital Allocation—Investing for value creation and sustainable growth” on pages 20 to 21, excluding:
o	The sentences beginning “Achieving our target Net Debt…” and “Our framework is underpinned…” under the subheading “Our capital allocation framework” on page 20;
o	the sentence beginning “In 2025 we have spent…” on page 21; and
o	the caption beginning “Total revenue in the year…” and the figure above such caption on page 21;
●	“Strategic Report—Key Performance Indicators—Colleagues” on page 22;
●	“Strategic Report—Key Performance Indicators—Customers” on page 23;
●	“Strategic Report—Key Performance Indicators—Shareholders” on page 24, excluding:
o	the bullet point beginning “Revenue at AER was…” and all sub-bullet points under such bullet point under the subheading “Commentary on performance” on page 24;
●	“Strategic Report—Our Businesses—Pest Control” on pages 26 to 31, excluding:
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 26;
o	the three sentences beginning “Organic Revenue Growth…” under the subheading “Our revenue model” on page 26;
o	the sentence beginning “We acquired 31 Pest Control…” under the subheading “Our revenue model” on page 26; and
o	the caption titled “Revenues in year prior to acquisition” and the figure above such caption on page 26;
●	“Strategic Report—Our Businesses—Hygiene & Wellbeing” on pages 32 to 33, excluding:
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 32;
o	the sentences beginning “Organic Revenue Growth…” and “We acquired 5 Hygiene & Wellbeing…” under the subheading “Leveraging our leadership in Pest Control” on page 32; and
o	the caption titled “Revenues in year prior to acquisition” and the figure above such caption on page 32;
●	“Strategic Report—Our Regions—North America” on pages 34 to 36, excluding:
o	the sentences beginning “Organic Revenue was…”, “Performance improved in…”, “North America Pest Control Services…”, “Organic Revenue Growth in…”, “Our distribution business delivered…” and “Bolt-on M&A activity continued…” under the subheading “Performance” on page 34;
o	the column titled “Organic Growth” and the three rows under the heading “Organic Growth”, each in the table on page 34;
o	the sentences beginning “We made good progress…”, “We continue to expect that…” and “We currently expect…” under the subheading “Business simplification and cost efficiencies” on page 35;
o	the sentence beginning “We are confident this…” under the subheading “Integrated Pay Plans” on page 36;

o	the sentences beginning “In 2025…” and “The largest business in the segment…” under the subheading “Strong Standalone Business” on page 36;
o	the caption beginning “CAGR through to 2030…” and the figure above such caption on page 36; and
o	the caption titled “Organic Growth across Business Services” and the figure above such caption on page 36;
●	“Strategic Report—Our Regions—International” on page 37, excluding:
o	the sentences beginning “Organic Revenue was…”, “Performance improved in…” and “The International region acquired…” under the subheading “Performance” on page 37; and
o	the column titled “Organic Growth” and the row under the heading “Organic Growth”, each in the table on page 37;
●	“Strategic Report—Responsible Business—Protecting People. Enhancing Lives. Preserving our Planet.” on pages 48 to 65, excluding:
o	the sentences beginning “Our focus is to implement…” and “During the year…” under the subheading “Task Force on Climate-related Financial Disclosures” on page 58; and
o	the sentence beginning “We aim to reach…” under the subheading “Potential transition risks (medium-long term)” on page 60;
●	“Strategic Report—Risks and Uncertainties—How the business manages uncertainty and risks” on pages 68 to 70 and the left column on page 71;
●	“Corporate Governance—Our Stakeholders” on pages 95 to 98; and
●	“Cautionary Statement” on page 228.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A1. Revenue recognition and operating segments” on pages F-16 to F-21 of this Form 20-F.

C.	Organizational Structure

The information (including tabular data) set forth under the following headings of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Other Information—Directors’ Report—Company constitution” on page 221; and
●	“Other Information—Directors’ Report—Branches” on page 223.

Please also refer to the information set forth under the heading “Financial Statements—Related Undertakings” on pages F-69 to F-82 of this Form 20-F.

D.	Property, Plants and Equipment

As of 31 December 2025, Rentokil Initial leases executive offices in Crawley, UK and operates 2,081 facilities in 90 countries. The number and location of Rentokil Initial’s owned or leased production, manufacturing, storage and office properties for continuing operations are as follows:

	North America	International
Total	787	1,294

Please also refer to the information (including tabular data) set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B3. Property, plant and equipment” on pages F-45 to F-47, “Financial Statements—Notes to the Consolidated Financial Statements—B4. Leases” on pages F-47 to F-48 and “Financial Statements—Notes to the Consolidated Financial Statements—B5. Capital commitments” on page F-49, in each case of this Form 20-F.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information (including graphs and tabular data) set forth under the headings “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 207, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 207 to 208, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain components of results of operations” on page 208, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations” on pages 209 to 210, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue by geographical location” on pages 211 to 212, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue by business segment” on page 212, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating expenses by geographic region” on page 213, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating expenses by business segment” on page 214, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS measures” on pages 215 to 219, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources” on pages 219 to 220 and “Cautionary Statement” on page 228, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

B.	Liquidity and Capital Resources

The information (including graphs and tabular data) set forth under the headings “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources” on pages 219 to 220, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash flow activity” on pages 219 to 220 and “Cautionary Statement” on page 228, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

C.	Research and Development, Patents and Licenses

Our major research and development facilities are based in the UK and the U.S., following the opening of the Rentokil Terminix North America Innovation Centre in March 2024.

The information set forth under the headings “Strategic Report—Our Businesses—Pest Control—Innovation is a core driver of performance” on page 29, “—Our innovation strategy” on page 29 and “—Product development to meet evolving customer needs” on pages 30 to 31 in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—B2. Intangible assets” on pages F-42 to F-45 of this Form 20-F.

D.	Trend Information

The information (including graphs and tabular data) set forth under the headings “Strategic Report—Financial Review—Funding” on page 41, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—The impact of macroeconomic factors on the Group’s business” on page 207, “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 207 to 208 and “Cautionary Statement” on page 228, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also see the information above under the heading “Cautionary Note Regarding Forward-Looking Statements”.

E.	Critical Accounting Estimates

The information (including tabular data) set forth under the headings “Corporate Governance—Audit Committee Report—Financial reporting” and “—Significant issues and judgements” on page 102 and “Other Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of performance and financial condition” on pages 207 to 208, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—Material accounting policies—Sources of estimation uncertainty and significant accounting judgements” on pages F-14 to F-15, in each case of this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information (including tabular data) set forth under the headings “Corporate Governance—Snapshot of our Board” on page 79, “Corporate Governance—Board of Directors” on pages 80 to 81, “Corporate Governance— Our Governance” on pages 84 to 94, “Corporate Governance—2025 Directors’ Remuneration Policy—Recruitment—Directors’ service agreements-Executive Directors” on page 137 and “Other Information—Directors’ Report—Re-election of Directors” and “—Directors’ interests” on page 221, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

In addition to the Board of Directors, the Executive Leadership Team (“ELT”) supports the Chief Executive in managing the business, overseeing safety, performance, operational plans and actions, governance and risk management. The Board delegates the execution of the Company’s strategy and the day-to-day management of the business to the Chief Executive. The Chief Executive cascades authority to the ELT through a documented Group Authority Schedule, which the Board reviews annually. The information set forth under the heading “Corporate Governance—Executive Leadership Team” on pages 82 and 83 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

B.	Compensation

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Directors’ Remuneration Report” on pages 113 to 115, excluding:
o	the sentence beginning “This is due to…” under the subheading “Key decisions in 2025” on page 113;
●	“Corporate Governance—Remuneration at a glance” on pages 116 and 117, excluding:
o	the caption “Organic Revenue Growth” and the figure and text below such caption on page 116; and
o	the caption “North America Organic Revenue Growth (12.8% of bonus)” and the accompanying graphic under the subheading “Bonus” on page 117;

●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 118 and 119;
●	“Corporate Governance—Directors’ Annual Remuneration Report-2025” on pages 120 to 130, excluding:
o	the “Result” column of the chart titled “NA Organic Revenue Growth” on page 121;
o	the two sentences beginning “Delivered increase in Revenue…” and the two sentences beginning “Restored Organic Revenue Growth…” in the row titled “Revenue” on page 122; and
o	the two sentences beginning “36 acquisitions completed…” in the row titled “M&A” on page 122;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2026” on pages 131 to 133; and
●	“Corporate Governance—Summary of the 2024 Directors’ Remuneration Policy” on pages 134 to 139.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” on pages F-29 to F-30, “Financial Statements—Notes to the Consolidated Financial Statements—A10. Retirement benefit obligations” on pages F-30 to F-33, “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-33 to F-35, “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions—Key management personnel” on page F-68 and “Financial Statements—Notes to the Consolidated Financial Statements—D5. Post balance sheet events” on page F-68, in each case of this Form 20-F.

C.	Board Practices

The information (including graphs and tabular data) set forth under the following headings of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference:

●	“Corporate Governance—Chair’s Governance Overview” on page 78;
●	“Corporate Governance—Snapshot of our Board” on page 79;
●	“Corporate Governance—Board of Directors” on pages 80 to 81;
●	“Corporate Governance—Our Governance” on pages 84 to 94, excluding:
o	the sentence beginning “In July and December…” under the subheading “Strategy” on page 91;
●	“Corporate Governance—Audit Committee Report” on pages 99 to 106;
●	“Corporate Governance—Nomination Committee Report” on pages 107 to 112;
●	“Corporate Governance—Directors’ Remuneration Report” on pages 113 to 115, excluding:
o	the sentence beginning “This is due to…” under the subheading “Key decisions in 2025” on page 113;
●	“Corporate Governance—Remuneration at a glance” on pages 116 and 117, excluding:
o	the caption “Organic Revenue Growth” and the figure and text below such caption on page 116; and
o	the caption “North America Organic Revenue Growth (12.8% of bonus)” and the accompanying graphic under the subheading “Bonus” on page 117;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Introduction” on pages 118 and 119;

●	“Corporate Governance—Directors’ Annual Remuneration Report-2025” on pages 120 to 130, excluding:
o	the “Result” column of the chart titled “NA Organic Revenue Growth” on page 121;
o	the two sentences beginning “Delivered increase in Revenue…” and the two sentences beginning “Restored Organic Revenue Growth…” in the row titled “Revenue” on page 122; and
o	the two sentences beginning “36 acquisitions completed…” in the row titled “M&A” on page 122;
●	“Corporate Governance—Directors’ Annual Remuneration Report-Looking forward 2026” on pages 131 to 133;
●	“Corporate Governance—Summary of the 2024 Directors’ Remuneration Policy” on pages 134 to 139; and
●	“Other Information—Directors’ Report—Re-election of Directors” on page 221.

Please also see the information above under the heading Item 6A “Directors and Senior Management”.

D.	Employees

The information set forth under the headings “Strategic Report—Responsible Business—Colleagues and culture” on pages 50 to 51, “Corporate Governance—Our Stakeholders—Colleagues” on page 96, “Corporate Governance—Directors’ Annual Remuneration Report - 2025—Remuneration in context—Wider workforce remuneration policy” on page 128, “—Wider workforce engagement” on page 128, “—Consideration of cost-of-living challenges” on page 128 and “Other Information—Directors’ Report—Engagement with employees, suppliers, customers, and others” on page 223, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A9. Employee benefit expense” (including the tabular data) on pages F-29 to F-30 of this Form 20-F.

The following table sets forth the number of Group employees as at 31 December 2025, 2024 and 2023.

Colleagues by region as at 31 December	2025	2024	2023
North America	21,161	22,128	21,965
International	42,227	46,357	40,966
Total	63,388	68,485	62,931

E.	Share Ownership

The information (including graphs and tabular data) set forth under the headings “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2025—Performance Share Plan (PSP) vesting” on page 114, “Corporate Governance—Directors’ Remuneration Report—Key decisions in 2025—2025 PSP grant” on page 114, “—Use of discretion” on page 114 and “—Strategic alignment of pay” on page 114, “Corporate Governance—Directors’ Annual Remuneration Report-2025—Performance Share Plan (PSP) and Deferred Bonus Plan (DBP) awards” on pages 123 to 125 and “Corporate Governance—Directors’ Annual Remuneration Report-2025—Directors’ shareholdings and share interests” on pages 126 to 127, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A11. Share-based payments” on pages F-33 to F-35 of this Form 20-F.

Directors’ Share Interests

The interests of Directors and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 19 March 2026 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Richard Solomons	84,900	*
Mike Duffy(1)	80,000	*
Andy Ransom(2)	2,301,466	*
Paul Edgecliffe-Johnson	—	*
Brian Baldwin(3)	64,600,000	2.56%
David Frear (4)	16,875	*
Sally Johnson	12,263	*
Sam Mitchell(5)	16,725	*
Sarosh Mistry(6)	1,850	*
John Pettigrew	55,000	*
Leanne Sheraton	—	*
Cathy Turner	24,736	*
Linda Yueh	1,590	*

* Less than 1%

(1)	Mike Duffy was appointed as CEO and Executive Director effective on 16 March 2026. His share ownership of 80,000 shares are held as 16,000 ADSs.
(2)	Andy Ransom stepped down as CEO and Executive Director on 16 March 2026. As such, this table reflects his interest at 16 March 2026. Andy Ransom has an interest in 2,865,003 vested PSP shares from the 2016, 2017, 2018, 2019, 2020, 2021 and 2022 awards, which he has not yet exercised. These figures are not included in his beneficial interest of Rentokil Initial ordinary shares figure as at 16 March 2026 above but are included in the share award table below.
(3)	Brian Baldwin’s share ownership includes 64,600,000 ordinary shares beneficially owned by Trian Fund Management, L.P. as a connected person. Brian Baldwin disclaims beneficial ownership over such ordinary shares.
(4)	David Frear’s share ownership of 16,875 shares are held as 3,375 ADSs by his PCA (person closely associated), the David John Frear Revocable Trust.
(5)	Sam Mitchell’s share ownership of 16,725 shares are held as 3,345 ADSs by his PCA (person closely associated), Samuel J. Mitchell, Jr. Revocable Trust.
(6)	As Sarosh Mistry stepped down from the Board on 31 July 2025, this table reflects his interest at 31 July 2025.

Executive Directors and ELT Members’ Share Interests

The table below sets out the number of Rentokil Initial ordinary shares held as at 19 March 2026 by each Executive Director. Rentokil Initial ordinary shares owned outright include those held by connected persons.

					Interest in PSP	Interest in PSP
					and DBP	and DBP	Interest in PSP
				Ordinary	awards	awards	and RSP
			Value of	shares	available to	subject to	awards subject
	Shareholding	Number of	shareholding as	owned outright	exercise	holding	to performance
	requirement as	ordinary shares	at 19 March	as a % of	as at	period as at	conditions as at
	a % of salary	owned outright	2026(1)	salary	19 March 2026	19 March 2026	19 March 2026
Mike Duffy(2)	400%	80,000	£374,506	31.4%	—	—	1,472,765
Andy Ransom(3)	400%	2,301,466	£10,775,464	1036.1%	3,063,623	851,366	2,579,671
Paul Edgecliffe-Johnson	300%	—	£—	—%	—	—	1,192,891

(1)	The share price is based on the Company’s closing share price on 19 March 2026 of 468.2p.
(2)	Mike Duffy was appointed as CEO and Executive Director effective on 16 March 2026. His share ownership of 80,000 shares are held as 16,000 ADSs.
(3)	As Andy Ransom stepped down as CEO and Executive Director on 16 March 2026, this table reflects his interest at 16 March 2026. He is required to maintain his shareholding of 400% of salaries for 2 years post-cessation.

The interests of ELT members and their connected persons in the ordinary share capital of the Company (including any interests held through ADSs) as at 19 March 2026 are set out below.

	Number of ordinary shares	Percentage of issued ordinary shares
Rachel Canham	1,571	*
Vanessa Evans	17,087	*
Mark Gillespie	14,611	*
Chris Hunt(1)	16,639	*
Alain Moffroid	1,064,060	*
Mark Purcell	80,812	*
Fabrice Quinquenel	256,136	*
Andrew Stone	—	*
Brian Webb	11,124	*
Phill Wood	—	*

* Less than 1%

(1)	Includes interest held through 148 ADSs. Each ADS represents five ordinary shares.

Total PSP and DBP Awards held by ELT Members

The tables below set out the number of PSP and DBP awards held (i) by Andy Ransom as at 16 March 2026, the date he stepped down as CEO and Executive Director and (ii) by Mike Duffy and Paul Edgecliffe Johnson as at 19 March 2026. No such awards are held by any other Director.

								Ordinary
								shares
					Ordinary	Ordinary		available		Ordinary
					shares	shares	Dividend	for		shares
		Share price			awarded	lapsed	equivalent	exercise	Dividend	exercised
		used to			during	during	ordinary	during	equivalent	during		Outstanding
		determine		Scheme interest	1 Jan 2025	1 Jan 2025	shares	1 Jan 2025	shares at	1 Jan 2025		awards	Performance
	Date of award	award		at 1 Jan 2025	to 16 March 2026	to 16 March 2026	at vest	to 16 March 2026	exercise	to 16 March 2026		at 16 March 2026	period end
2015 PSP[1]
Andy Ransom	31/03/2015	135.5	p	883,906	—	—	—	883,906	80,558	964,464	[5]	—	30/03/2018
2016 PSP[1]
Andy Ransom	12/05/2016	159.4	p	869,324	—	—	—	869,324	—	—		869,324	10/03/2019
2017 PSP[1]
Andy Ransom	31/03/2017	246.4	p	562,676	—	—	—	562,676	—	—		562,676	30/03/2020
2018 PSP[1]
Andy Ransom	29/03/2018	271.2	p	487,350	—	—	—	487,350	—	—		487,350	28/03/2021
Andy Ransom	14/05/2018	271.2	p	121,837	—	—	—	121,837	—	—		121,837	13/05/2021
2019 PSP[1]
Andy Ransom	25/03/2019	346.6	p	547,805	—	—	—	547,805	—	—		547,805	24/03/2022
2019 DBP[4]
Andy Ransom	25/03/2019	346.6	p	74,457	—	—	—	74,457	—	—		74,457	24/03/2022
2020 DBP[4]
Andy Ransom	24/03/2020	358.6	p	124,163	—	—	—	124,163	—	—		124,163	23/03/2023
2020 PSP
Andy Ransom	08/09/2020	530.2	p	276,011	—	—	—	276,011	—	—		276,011	07/09/2023
2021 PSP
Andy Ransom	23/03/2021	494.4	p	224,321	—	—	—	224,321	—	—		224,321	23/03/2024
Andy Ransom	18/05/2021	468.5	p	71,016	—	—	—	71,016	—	—		71,016	18/05/2024
2022 PSP[3]
Andy Ransom	04/03/2022	497.6	p	659,415	—	444,380	16,289	231,324	—	—		231,324	04/03/2025
2022 DBP[4]
Andy Ransom	22/03/2022	507.2	p	124,211	—	—	3,195	127,406	—	—		127,406	22/03/2025
2023 DBP[4]
Andy Ransom	21/03/2023	561.0	p	114,078	114,078	—	—	—	—	—		114,078	21/03/2026
2023 PSP
Andy Ransom	30/03/2023	572.2	p	590,647	590,647	—	—	—	—	—		590,647	30/03/2026
2024 DBP[4]
Andy Ransom	21/03/2024	471.5	p	—	83,221	—	—	—	—	—		83,221	21/03/2027
2024 PSP
Andy Ransom	26/03/2024	463.8	p	—	750,556	—	—	—	—	—		750,556	26/03/2027
Andy Ransom	03/09/2024	479.6	p	—	87,347	—	—	—	—	—		87,347	03/09/2027
2025 PSP
Andy Ransom	11/03/2025	338.8	p	—	1,151,121	—	—	—	—	—		1,151,121	11/03/2028

Ordinary shares
					Ordinary shares	Ordinary shares		available		Ordinary shares
		Share price			awarded	lapsed	Dividend	for exercise	Dividend	exercised
		used to		Scheme	during 1 Jan	during 1 Jan	equivalent	during 1 Jan	equivalent	during 1 Jan	Outstanding
	Date of	determine		interest at	2025 to 19	2025 to 19	ordinary shares	2025 to 19	shares at	2025 to 19	awards at 19	Performance
	award	award		1 Jan 2025	March 2026	March 2026	at vest	March 2026	exercise	March 2026	March 2026	period end
2025 PSP
Paul Edgecliffe Johnson	11/03/2025	338.8	p	—	686,245	—	—	—	—	—	686,245	11/03/2028
2026 PSP
Paul Edgecliffe Johnson	10/03/2026	458.9	p	—	506,646	—	—	—	—	—	506,646	31/12/2028

							ADS[6]
				ADS[6]	ADS[6]		available		ADS[6]
		Share price		awarded	lapsed	Dividend	for exercise	Dividend	exercised
		used to	Scheme	during 1 Jan	during 1 Jan	equivalent	during 1 Jan	equivalent	during 1 Jan	Outstanding
	Date of	determine	interest at	2025 to 19	2025 to 19	ordinary shares	2025 to 19	shares at	2025 to 19	awards at 19	Performance
	award	award	1 Jan 2025	March 2026	March 2026	at vest	March 2026	exercise	March 2026	March 2026	period end
2026 Buyout PSP
Mike Duffy	06/03/2026	$31.16	—	64,184	—	—	—	—	—	64,184	06/09/2029
2026 Buyout RSP[7]
Mike Duffy	06/03/2026	$31.16		40,436						40,436	06/09/2029
2026 PSP
Mike Duffy	10/03/2026	$31.59	—	189,933	—	—	—	—	—	189,933	31/12/2028

(1)Shares held by Andy Ransom under the 2016, 2017, 2018, 2019, 2020, 2021 and 2022 PSP awards are vested but unexercised and total 2,865,003.

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

(3)The 2022 PSP award partially vested at 32.6%.

(4)The DBP awards are subject to a three-year holding period, but are not subject to any performance or service conditions.

(5)Andy Ransom exercised his 2015 PSP awards on 26 March 2025. He exercised a total of 964,464 shares, with a share price on exercise of £3.56 per share, giving a total value on exercise of £3,436,675, which was a gain of £2,129,826 compared with the grant price value of these awards. He sold 453,914 shares at a value of £1,617,431 to cover taxes due.

(6)Mike Duffy’s awards have been granted as ADSs. 1 ADS is equivalent to 5 ordinary shares.

(7)20,218 ADSs will vest on 6 March 2028 and 20,218 ADSs will vest on 6 March 2029.

The table below sets out the number of PSP awards held as at 19 March 2026 by each ELT member.

		Ordinary shares	Ordinary shares
		available for	exercised	Outstanding
	Scheme interest	exercise 1 Jan 2025	1 Jan 2025 to	awards at
	at 1 Jan 2025	to 19 March 2026	19 March 2026	19 March 2026
Rachel Canham(1)	309,268	101,205	—	491,199
Vanessa Evans(2)	536,514	315,060	—	729,660
Mark Gillespie(3)	357,178	212,765	27,637	455,439
Chris Hunt(4)	473,109	334,195	88,863	506,737
Alain Moffroid(5)	260,020	28,941	28,941	785,137
Mark Purcell(6)	499,214	332,623	135,173	566,848
Fabrice Quinnquenel(7)	185,532	18,503	18,503	404,068
Andrew Stone(8)	299,057	169,398	21,885	392,551
Brian Webb(9)	316,278	194,882	881	414,124
Phill Wood(10)	696,995	463,369	1,639	897,973

(1)The expiration date of the awards outstanding on 19 March 2026 by Rachel Canham are as follows: (i) 227,418 on 6 September 2032, (ii) 68,813 on 30 March 2033, (iii) 94,329 on 26 March 2034, (iv) 129,132 on 11 March 2035 and (v) 97,720 on 10 March 2036.

(2)The expiration date of the awards outstanding on 19 March 2026 by Vanessa Evans are as follows: (i) 105,244 on 29 March 2028, (ii) 90,263 on 25 March 2029, (iii) 50,713 on 8 September 2030, (iv) 41,216 on 23 March 2031, (v) 27,624 on 4 March 2032 (vi) 72,350 on 30 March 2033, (vii) 95,954 on 26 March 2034, (viii) 140,200 on 11 March 2035 and (ix) 106,096 on 10 March 2036.

(3)The expiration date of the awards outstanding on 19 March 2026 by Mark Gillespie are as follows: (i) 49,143 on 31 March 2027, (ii) 45,075 on 29 March 2028, (iii) 38,658 on 25 March 2029, (iv) 20,048 on 8 September 2030, (v) 21,726 on 23 March 2031, (vi) 17,479 on 4 March 2032, (vii) 47,906 on 30 March 2033, (viii) 62,874 on 26 March 2034, (ix) 86,685 on 11 March 2035 and (x) 65,845 on 10 March 2036.

(4)The expiration date of the awards outstanding on 19 March 2026 by Chris Hunt are as follows: (i) 48,975 on 31 March 2027, (ii) 16,660 on 4 September 2027, (iii) 71,511 on 29 March 2028, (iv) 40,256 on 25 March 2029, (v) 32,174 on 8 September 2030, (vi) 26,148 on 23 March 2031, (vii) 17,524 on 4 March 2032, (viii) 45,901 on March 2033, (ix) 59,292 on 26 March 2034, (x) 84,415 on 11 March 2035 and (xi) 63,881 on 10 March 2036.

(5)The expiration date of the awards outstanding on 19 March 2026 by Alain Moffroid are as follows: (i) 177,790 on 30 June 2026, (ii) 73,586 on 30 March 2033, (iii) 101,808 on 26 March 2034, (iv) 253,543 on 11 March 2035 and (v) 178,410 on 10 March 2036.

(6)The expiration date of the awards outstanding on 19 March 2026 by Mark Purcell are as follows: (i) 40,086 on 31 March 2027, (ii) 36,404 on 29 March 2028, (iii) 57,265 on 25 March 2029, (iv) 30,281 on 8 September 2030, (v) 24,610 on 23 March 2031, (vi) 16,495 on 4 March 2032, (vii) 54,002 on 30 March 2033, (viii) 80,853 on 26 March 2034, (ix) 129,132 on 11 March 2035 and (x) 97,720 on 10 March 2036.

(7)The expiration date of the awards outstanding on 19 March 2026 by Fabrice Quinquenel are as follows: (i) 32,729 on 30 March 2026, (ii) 96,062 on 26 March 2027, (iii) 127,320 on 11 March 2028 and (iv) 147,957 on 10 March 2036.

(8)The expiration date of the awards outstanding on 19 March 2026 by Andrew Stone are as follows: (i) 26,983 on 31 March 2027, (ii) 27,389 on 29 March 2028, (iii) 21,999 on 25 March 2029, (iv) 31,463 on 10 September 2029, (v) 25,909 on 8 September 2030, (vi) 15,961 on 4 March 2032, (vii) 43,076 on 30 March 2033, (viii) 55,872 on 26 March 2034, (ix) 83,028 on 11 March 2035 and (x) 60,871 on 10 March 2036.

(9)The expiration date of the awards outstanding on 19 March 2026 by Brian Webb are as follows: (i) 46,976 on 31 March 2027, (ii) 43,079 on 29 March 2028, (iii) 37,222 on 25 March 2029, (iv) 28,313 on 8 September 2030, (v) 23,011 on 23 March 2031, (vi) 15,422 on 4 March 2032, (vii) 40,393 on 30 March 2033, (viii) 51,329 on 26 March 2034, (ix) 73,078 on 11 March 2035 and (x) 55,301 on 10 March 2036.

(10)The expiration date of the awards outstanding on 19 March 2026 by Phill Wood are as follows: (i) 125,974 on 31 March 2027, (ii) 112,158 on 29 March 2028, (iii) 96,192 on 25 March 2029, (iv) 54,045 on 8 September 2030, (v) 43,923 on 23 March 2031, (vi) 29,438 on 4 March 2032, (vii) 77,103 on 30 March 2033, (viii) 99,881 on 26 March 2034, (ix) 147,579 on 11 March 2035 and (x) 111,680 on 10 March 2036.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information (including graphs and tabular data) set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 221 to 222 and “Other Information—Directors’ Report—Major shareholders” on page 222, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Between 1 January 2026 and 19 March 2026, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the UK Listing Authority’s Disclosure Guidance and Transparency Rules (“DTR 5”):

●	Swedbank Robur Fonder AB notified the Company on 20 February 2026 that its interest had decreased to 75,055,369 ordinary shares (2.97% of issued share capital);
●	GIC Private Limited notified the Company about an acquisition or disposal of shares on four occasions, the latter of which was on 11 March 2026 that its interest had increased to 80,503,946 ordinary shares (3.19% of issued share capital);
●	BlackRock, Inc. notified the Company about an acquisition of shares on two occasions, the latter of which was on 13 March 2026 that its interest had increased to 312,131,771 ordinary shares (12.33% of issued share capital); and
●	Independent Franchise Partners, LLP notified the Company about an acquisition or disposal of shares on two occasions, the latter of which was on 16 January 2026 that it held 125,795,910 ordinary shares (4.98% of issued share capital).

As of 31 December 2025, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	GIC Private Limited notified the Company about an acquisition or disposal of shares on five occasions, the latter of which was on 4 December 2025 that its interest had decreased to 125,250,650 ordinary shares (4.96% of issued share capital);
●	Swedbank Robur Fonder AB notified the Company on 4 December 2025 that it held 76,308,258 ordinary shares (3.02% of issued share capital). This was Swedbank Robur Fonder AB’s initial notification under DTR 5;
●	BlackRock, Inc. notified the Company on three occasions, the latter of which was 27 October 2025 that its interest had increased to 253,863,914 ordinary shares (10.02% of issued share capital); and
●	Independent Franchise Partners, LLP notified the Company on 7 April 2025 that it held 126,734,383 ordinary shares (5.00% of issued share capital). This was Independent Franchise Partners, LLP’s initial notification under DTR 5. Independent Franchise Partners, LLP subsequently notified the company on 26 November 2025 that its interest had decreased to 123,979,675 ordinary shares (4.91% of issued share capital).

As of 31 December 2024, the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of DTR 5:

●	BlackRock, Inc. notified the Company on two occasions, the latter of which was on 11 November 2024 that its interest had decreased to 154,286,083 ordinary shares (6.09% of issued share capital);
●	Janus Henderson Group plc notified the Company on 10 July 2024 that it held 126,574,561 ordinary shares (5.01% of issued share capital). This was Janus Henderson Group plc’s initial notification under DTR 5. Janus Henderson Group plc subsequently notified the Company on two separate occasions, the latter of which was on 09 September 2024 that its interest had increased to 132,128,126 ordinary shares (5.23% of issued share capital). (Janus Henderson Group plc also disclosed on a Schedule 13G filed with the US Securities and Exchange Commission on 14 November 2024 that it beneficially owned 135,517,488 ordinary shares (5.4% of issued share capital) as of 30 September 2024.);
●	GIC Private Limited notified the Company on two occasions, the latter of which was on 25 June 2024 that its interest had increased to 126,256,312 ordinary shares (5.00% of issued share capital); and
●	The Capital Group Companies, Inc. notified the Company on 26 April 2024 that its interest had decreased to 119,645,760 ordinary shares (4.73% of issued share capital).

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

As of 31 December 2025, 9,001 record holders with registered addresses in the UK held 2,515,057,397 ordinary shares which represented 99.57% of the Company’s share capital. Some of these shares are held by nominees and so these numbers may not accurately represent the number of ordinary shares beneficially owned in the UK.

B.	Related Party Transactions

The information set forth under the headings “Other Information—Directors’ Report—Related party transactions” on page 223 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the headings “Financial Statements—Notes to the Consolidated Financial Statements—B6. Investments in associated undertakings” on pages F-49 and “Financial Statements—Notes to the Consolidated Financial Statements—D4. Related party transactions” on pages F-67 to F-68, in each case of this Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see the information below under the heading Item 18 “Financial Statements”. The information (including graphs and tabular data) set forth under the headings “Strategic Report—Reasons to Invest—How we win” on page 15, “Strategic Report—Our Strategy and Business Model—Our business model—Capital allocation” on page 18, “Strategic Report—Capital Allocation—Investing for value creation and sustainable growth” on pages 20 to 21, “Strategic Report—Financial Review—Dividend” on page 41, “Other Information—Directors’ Report—Dividend” on page 221 and “Other Information—Additional Shareholder Information—Dividends” on page 225, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—D1. Dividends” on pages F-66 to F-67 of this Form 20-F.

Developments in Legal Proceedings

The following legal proceedings may have, or have had in the recent past, significant effects on our financial position or profitability:

●	In November 2024, a purported class action lawsuit was filed on behalf of shareholders who purchased American Depositary Shares in the US between 1 December 2023 and 10 September 2024. The defendants are the Company and three current and former senior executives, Andy Ransom, Stuart Ingall-Tombs, and Bradley Paulsen. The complaint alleges that management made false statements about the progress of the integration of Rentokil and Terminix and its impact upon growth in the US and seeks relief under sections 10(b) and 20(a) of the Securities Exchange Act and SEC rule 10(b)5. The Company and the individual defendants intend to vigorously defend the lawsuit.
●	In April 2025, a purported class action lawsuit was filed in state court in California alleging misrepresentation in the registration statement and prospectuses for the securities issued as part of the acquisition of Terminix. The defendants are the Company, former senior executives Brett Ponton and John Myers, and members of the Company’s Board of Directors. The complaint alleges that the Company made false and misleading statements in the registration and prospectuses in relation to the securities offered as part of the acquisition of Terminix and seeks relief under Sections 11, 12(a)(2), and 15 of the US Securities Act of 1933. The Company and the individual defendants intend to vigorously defend the lawsuit.
B.	Significant Changes

Please see the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements— D5. Post balance sheet events” on page F-68 of this Form 20-F.

Since the date of the annual consolidated financial statements included in this Form 20-F, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The information set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 221 to 222, the information set forth in the introductory paragraph under the heading “Other Information—Additional Shareholder Information” on page 225 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 226, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

The corresponding trading symbol is “RTO” in each of our principal markets for trading in Rentokil Initial plc shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth under the headings “Other Information—Directors’ Report—Share capital” on pages 221 to 222 and “Other Information—Additional Shareholder Information—American Depositary Shares” on page 226 in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under the headings “Other Information—Directors’ Report—Articles of association”, “—Re-election of Directors”, “—Directors’ powers” and “—General meetings” on page 221 and “Other Information—Directors’ Report—Share capital” on pages 221 to 222, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

C.	Material Contracts

Not applicable.

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

Paperless transfers of ordinary shares, such as those occurring within the UK-based system for the paperless settlement of trades in listed securities, of which Euroclear UK & International Limited is the operator (“CREST”), are generally liable to SDRT, rather than UK stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no UK stamp duty or SDRT should arise on a transfer of ordinary shares into the system unless such a transfer is made (or deemed to be made) for a consideration in money or money’s worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

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

United States Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares or ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold ordinary shares or ADSs as capital assets (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary is for general information purposes only and does not address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder; it is not a substitute for tax advice. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. holder of ordinary shares or ADSs in light of such U.S. holder’s particular circumstances, nor does it address tax considerations applicable to a holder of ordinary shares or ADSs that may be subject to special rules under the U.S. federal income tax laws, including, banks or other financial institutions, insurance companies, brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts, traders in securities that elect to mark-to-market, tax-exempt entities or organisations, pension funds, “individual retirement accounts”, “Roth IRAs” or other deferred accounts, real estate investment trusts, mutual funds, regulated investment companies, partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and their partners or shareholders, governmental agencies or instrumentalities, certain former citizens or long-term residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, “personal holding companies”, persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement”, persons that received the ordinary shares or ADSs through the exercise of employee stock options or otherwise as compensation for the performance of services or through a tax-qualified retirement plan, persons that hold ordinary shares or ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction, persons that hold their ordinary shares or ADSs in connection with a permanent establishment or fixed base outside the United States or persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares and ADSs. This summary does not address U.S. federal taxes other than the income tax (such as the Medicare surtax on net investment income, the estate, gift, or alternative minimum tax), any election to apply Section 1400Z-2 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to gains recognised with respect to ordinary shares or ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of ordinary shares or ADSs. This discussion assumes that Rentokil Initial will not be treated as a U.S. corporation for U.S. federal income tax purposes and has not otherwise been nor will be subject to Section 7874 of the Code.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state thereof, or the District of Columbia, or (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—C1. Financial risk management” on pages F-51 to F-54 of this Form 20-F.

Please also refer to the information above under Item 3 “Key Information—Risk Factors—Risks Relating to Financial Markets”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Payable by ADR Holders

The Company’s ADSs are evidenced by American Depositary Receipts (“ADRs”). The Company’s ADR program is administered by The Bank of New York Mellon (“BNY Mellon” or the “Depositary”) as the depositary. Contact details for the Depositary are available under the heading “Other Information—Additional Shareholder Information—American Depositary Shares” on page 226 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

The holder of an ADR may have to pay the following fees and charges to BNY Mellon in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge
(a) Depositing or substituting the underlying shares	Issuances upon deposits of shares (including issuances as a result of share distributions or the exercise of rights)	Up to $5.00 per 100 ADSs (or portion thereof) issued

(b) Receiving or distributing cash dividends	Distributions of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to $0.05 per ADS (or portion thereof)

(c) Receiving or distributing stock or other securities	Distributions of stock dividends or other free stock distributions or distributions of securities other than ADSs (which includes rights to purchase additional ADSs)	Fee equivalent to the fee that would be charged if such securities were deposited for the issuance of ADSs)

(d) Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property	Up to $5.00 per 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be)

(e) Transferring, splitting or grouping receipts		Not applicable.

(f) General depositary services, particularly those charged on an annual basis	Depositary services fee	Up to $0.05 per ADS (or portion thereof) per calendar year.

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

Fees and Payments Made by BNY Mellon to Us

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADR programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, the electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. Under the contractual arrangements with the Depositary, the Company has received or is due to receive approximately $5,463,743.48 in the year ended 31 December 2025 arising out of fees charged in respect of dividends paid during the year and the cancellation or issuance of ADSs.

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

Our management, with the participation of our Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of 31 December 2025.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on such assessment, our management has concluded that, as of 31 December 2025, our internal control over financial reporting was effective.

C.	Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of 31 December 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report dated 25 March 2026, which is included under the heading “Financial Statements—Report of Independent Registered Public Accounting Firm” on pages F-2 to F-4 of this Form 20-F.

D.	Changes in Internal Control over Financial Reporting

Based on the evaluation conducted, management has concluded that no such changes have occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance—Audit Committee Report—Membership and attendance” on page 100 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16B. CODE OF ETHICS

Our principal executives, including the Chief Executive Officer, the Chief Financial Officer and all other members of the ELT are subject to the Rentokil Initial Code of Conduct. No waivers or exceptions to the Codes of Conduct were granted in 2025.

The information set forth under the headings “Strategic Report—Responsible Business—Governance” on page 65, “Corporate Governance—Our Governance—Our Code of Conduct – Our Cornerstone” on page 84, “Corporate Governance—Our Governance—Statement of application of Code principles—Workforce policies and practices” on page 85 and “Corporate Governance—Audit Committee Report—Governance and compliance” on page 105 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP (PCAOB ID 876) in 2025 and 2024:

	Year ended
	December 31,
	2025	2024

	($ million)
Audit fees	13	14
Audit-related fees	1	—
Tax fees	—	—
All other fees	—	—
Total	14	14

Please also refer to the information set forth under the heading “Financial Statements—Notes to the Consolidated Financial Statements—A8. Auditors’ remuneration” on page F-28 of this Form 20-F.

U.S. law and regulations permit the Audit Committee pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than 5% of the total amount of fees paid by us to our principal accountants, if such engagements were not recognised by us at the time of engagement and were promptly brought to the attention of the Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2025, no fees paid by us to our principal accountant for non-audit services in each category were subject to such a waiver.

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

At the 2025 Annual General Meeting, the Company’s shareholders authorised the Company to repurchase up to 252,000,000 of its own shares and such authority will be valid until the 2026 Annual General Meeting. No purchases of its shares were made by the Company during the year ended 31 December 2025. Authority to make repurchases of the Company’s own shares is normally renewed annually and approval will be sought from shareholders at the 2026 Annual General Meeting to renew such authority for a further year.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a public limited company incorporated in England and Wales, admitted to the equity shares (commercial company) category of the Official List of the FCA and to trading on the main market of the London Stock Exchange. As a result, it follows the UK Corporate Governance Code (the “UK Code”) in respect of its corporate governance practices. The 2024 edition of the UK Code came into effect for reporting periods beginning on or after 1 January 2025 (except Provision 29 of the UK Code) and was effective to the Company for the year ended 31 December 2025. The Companies Act 2006 (the “UK Act”) and the UK Listing Rules impose certain requirements that also influence our corporate governance practices. Furthermore, as a result of the listing of the Company’s ADSs on the NYSE and the Company’s registration under the Exchange Act, we follow the applicable U.S. federal securities laws and regulations, as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer.

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

(iii)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards applicable to U.S. domestic companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. The Company complies with UK requirements, which are similar to the NYSE requirements. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Board has adopted a dealing policy governing the purchase, sale, and other dispositions of the Company’s securities by Directors, senior management and employees of the Company and its subsidiaries, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards (the “Dealing Policy”).

The Company’s Dealing Policy is included in this Form 20-F as Exhibit 11.1.

The information set forth under the heading “Corporate Governance—Our Governance—Our Code of Conduct - Our Cornerstone” on page 84 of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

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

In addition, the information set forth under the headings “Strategic Report—Risks and Uncertainties—Changes in the company’s risk profile in 2025” on page 70, “Strategic Report—Risks and Uncertainties—Failure to ensure business continuity in a case of material incident” on page 74 and “Corporate Governance—Audit Committee Report—Risk management and internal control—Risk and internal controls” on pages 105 to 106, in each case of the Annual Report 2025 included as exhibit 15.1 to this Form 20-F is incorporated by reference.

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

ITEM 18. FINANCIAL STATEMENTS

Please refer to the information (including tabular data) set forth under the heading “Consolidated Financial Statements” on pages F-1 to F-82 of this Form 20-F.

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

2.2	Description of the registrant’s securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934.
8.1	Refer to “Related Undertakings” on pages F-69 to F-82 of this Form 20-F for more information on our subsidiaries and other associated undertakings.
11.1	Rentokil Initial plc Dealing Policy dated 1 January 2026.
12.1	Certification of Michael A. Duffy filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of Paul Edgecliffe-Johnson filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of Michael A. Duffy and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1	Annual Report 2025(2)
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
97.1	Rentokil Initial plc SEC Compensation Recoupment Policy dated 19 March 2026.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.
104.Cover	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)
(1)

Exhibits other than those listed above are omitted when in the opinion of the registrant they are either not applicable or not material. Other Exhibits previously filed have been omitted when in the opinion of the registrant such Exhibits are no longer material.

(2)

Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2025 is not deemed to be filed as part of this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rentokil Initial plc

By:	/s/ Paul Edgecliffe-Johnson
	Name:	Paul Edgecliffe-Johnson
	Title:	Chief Financial Officer

London, England

25 March 2026

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Rentokil Initial plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Rentokil Initial plc and its subsidiaries (the “Group”) as of 31 December 2025 and 2024, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group's internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and UK-adopted International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment of goodwill

As described in the material accounting policies and Note B2 to the consolidated financial statements, the Group recorded $6,584 million of goodwill at 31 December 2025. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating unit groups (CGU groups) identified according to region of operation and reportable business unit. At the start of 2025, management reviewed its grouping of CGUs and its allocation of goodwill for the purposes of assessing impairment based on the lowest level at which the goodwill is monitored. Based on this review, management has determined that the Group now has six CGU groups. These are North America, UK & SSA, Europe, LATAM, Asia & MENAT, and Pacific. The recoverable amount of a CGU group is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. Management’s value-in-use model uses the following assumptions about the future: revenue growth rate, operating profit margin, discount rate and long-term growth rate (LTGR). The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU group. Cash flows beyond the five-year period are extrapolated using estimated LTGR.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are: (i) the judgements by management when developing the recoverable amount of the CGU groups; (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures and evaluating management’s assumptions related to revenue growth rate, operating profit margin, discount rate and LTGR; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the recoverable amount of the CGU groups; (ii) evaluating the appropriateness of the recoverable amount calculation; (iii) testing the completeness and accuracy of underlying data used in the calculation; and (iv) evaluating the reasonableness of the assumptions used by management relating to revenue growth rate, operating profit margin, discount rate and LTGR. Evaluating management’s assumptions involved evaluating whether the assumptions were reasonable considering (i) the current and past performance of the CGU groups; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the LTGR and discount rate assumptions.

Valuation of termite damage claim provisions

As described in the material accounting policies and Note A6 to the consolidated financial statements, the Group holds provisions for termite damage claims covered by contractual warranties. With the acquisition of Terminix in 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The liability arises when a termite infestation occurs, resulting in damage to a property under a termite contract, that requires subsequent remediation by the Group. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical incurred claims and latest available historical settled claims  respectively), customer churn rates, discount rates and inflation. The provision amounted to $358 million at 31 December 2025.

The principal considerations for our determination that performing procedures relating to the valuation of termite damage claim provisions is a critical audit matter are: (i) significant judgement by management in valuing the provision; and (ii) a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures to evaluate management’s significant assumptions related to the claim value, claim rate and inflation rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for valuing the provision; (ii) evaluating the appropriateness of the valuation methodology; (iii) testing the completeness and accuracy of data used by management; and (iv) evaluating the reasonableness of significant assumptions related to the claim value, claim rate and inflation rate. Evaluating management’s assumptions related to the claim value, claim rate and inflation rate involved evaluating whether the assumptions were reasonable considering (i) the historical trend; (ii) consistency of assumptions used in the current year versus the prior year; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

25 March 2026

We have served as the Group’s auditor since 2021.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

			2024	2023
		2025	represented[1]	represented[1]
	Notes	$m	$m	$m
Revenue	A1	6,908	6,617	6,385
Operating expenses	A7	(6,250)	(5,902)	(5,609)
Net impairment losses on financial assets		(74)	(71)	(49)
Operating profit	A1	584	644	727
Finance income	C9	46	59	60
Finance cost	C8	(250)	(250)	(232)
Share of profit from associates net of tax	B6	10	9	11
Profit before income tax		390	462	566
Income tax expense	A12	(100)	(116)	(129)
Profit from continuing operations		290	346	437
Profit from discontinued operations	B7	180	46	37
Profit for the year		470	392	474
Profit for the year attributable to:
Equity holders of the Company		470	392	474
Non-controlling interests		—	—	—

Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability	A10	1	—	—

Items that are or may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(139)	(35)	(172)
Net gain/(loss) on net investment hedge		129	(22)	136
Effective portion of changes in fair value of cash flow hedge		(31)	35	4
Cost of hedging		—	(7)	12
Tax related to items taken to other comprehensive income	A12, A14	18	(8)	7
Net exchange adjustments transferred to profit on disposal of business	B7	38	—	—
Net gain on net investment hedge transferred to profit on disposal of business	B7	(11)	—	—
Other comprehensive income for the year		5	(37)	(13)
Total comprehensive income for the year		475	355	461
Total comprehensive income for the year attributable to:
Equity holders of the Company		475	355	461
Non-controlling interests		—	—	—

Earnings per share:
From continuing operations
Basic (cents)	A2	11.49	13.72	17.37
Diluted (cents)	A2	11.44	13.69	17.29
From continuing and discontinued operations
Basic (cents)	A2	18.62	15.54	18.84
Diluted (cents)	A2	18.54	15.51	18.75
1.	Refer to foreign currency translation in material accounting policies section.

Consolidated Balance Sheet

At 31 December

			2024	At 1 January 2024
		2025	represented[1]	represented[1]
	Note	$m	$m	$m
Assets
Non-current assets
Intangible assets	B2	8,917	8,899	8,970
Property, plant and equipment	B3	445	628	636
Right-of-use assets	B4	576	577	576
Investments in associated undertakings	B6	41	46	56
Other investments	C4	25	26	27
Deferred tax assets	A14	55	43	55
Contract costs	A1	337	298	285
Retirement benefit assets	A10	6	4	4
Trade and other receivables	A3	52	71	57
Derivative financial instruments	C6	121	8	72
		10,575	10,600	10,738
Current assets
Other investments	C4	2	1	1
Inventories	A4	308	287	264
Trade and other receivables	A3	1,151	1,137	1,121
Current tax assets	A13	18	28	42
Derivative financial instruments	C6	61	—	18
Cash and cash equivalents	C3	2,319	1,158	1,989
		3,859	2,611	3,435
Liabilities
Current liabilities
Trade and other payables	A5	(1,392)	(1,400)	(1,457)
Current tax liabilities	A13	(61)	(53)	(61)
Provisions for liabilities and charges	A6	(275)	(144)	(119)
Bank and other short-term borrowings	C2	(1,411)	(1,460)	(1,444)
Lease liabilities	B4	(171)	(163)	(162)
Derivative financial instruments	C6	(5)	(4)	(41)
		(3,315)	(3,224)	(3,284)
Net current assets/(liabilities)		544	(613)	151
Non-current liabilities
Other payables	A5	(46)	(86)	(90)
Bank and other long-term borrowings	C2	(4,156)	(3,127)	(4,016)
Lease liabilities	B4	(392)	(394)	(405)
Deferred tax liabilities	A14	(589)	(638)	(659)
Retirement benefit obligations	A10	(27)	(32)	(36)
Provisions for liabilities and charges	A6	(397)	(381)	(455)
Derivative financial instruments	C6	(18)	(36)	(20)
		(5,625)	(4,694)	(5,681)
Net assets		5,494	5,293	5,208
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	D2	41	41	41
Share premium		21	20	19
Other reserves		(946)	(932)	(903)
Retained earnings		6,380	6,166	6,053
		5,496	5,295	5,210
Non-controlling interests		(2)	(2)	(2)
Total equity		5,494	5,293	5,208
1.	Refer to foreign currency translation in material accounting policies section.

The Financial Statements on pages F-1 to F-82 were approved by the Board of Directors and were signed on its behalf by Andy Ransom and Paul Edgecliffe-Johnson on 5 March 2026.

Andy Ransom	Paul Edgecliffe-Johnson
Chief Executive	Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December

		Attributable to equity holders of the Company				Non-
		Share	Share	Other	Retained	controlling	Total
		capital	premium	reserves	earnings	interests	equity
	Notes	$m	$m	$m	$m	$m	$m
At 1 January 2023 represented[2]		41	14	(883)	5,787	(2)	4,957
Profit for the year		—	—	—	474	—	474
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(172)	—	—	(172)
Net gain on net investment hedge		—	—	136	—	—	136
Net gain on cash flow hedge[1]		—	—	4	—	—	4
Cost of hedging		—	—	12	—	—	12
Tax related to items taken directly to other comprehensive income		—	—	—	7	—	7
Total other comprehensive income for the year		—	—	(20)	481	—	461
Transactions with owners:
Gain on stock options		—	5	—	—	—	5
Dividends paid to equity shareholders		—	—	—	(252)	—	(252)
Cost of equity-settled share-based payment plans		—	—	—	32	—	32
Movement in the carrying value of put options		—	—	—	5	—	5
At 31 December 2023 represented[2]		41	19	(903)	6,053	(2)	5,208
Profit for the year		—	—	—	392	—	392
Other comprehensive income:
Net exchange adjustments offset in reserves		—	—	(35)	—	—	(35)
Net loss on net investment hedge		—	—	(22)	—	—	(22)
Net gain on cash flow hedge[1]		—	—	35	—	—	35
Cost of hedging		—	—	(7)	—	—	(7)
Tax related to items taken directly to other comprehensive income		—	—	—	(8)	—	(8)
Total other comprehensive income for the year		—	—	(29)	384	—	355
Transactions with owners:
Gain on stock options		—	1	—	—	—	1
Dividends paid to equity shareholders		—	—	—	(292)	—	(292)
Cost of equity-settled share-based payment plans		—	—	—	25	—	25
Tax related to items taken directly to equity		—	—	—	(3)	—	(3)
Movement in the carrying value of put options		—	—	—	(1)	—	(1)
At 31 December 2024 represented[2]		41	20	(932)	6,166	(2)	5,293
Profit for the year		—	—	—	470	—	470
Other comprehensive income:
Remeasurement of net defined benefit liability		—	—	—	1	—	1
Net exchange adjustments offset in reserves		—	—	(139)	—	—	(139)
Net gain on net investment hedge		—	—	129	—	—	129
Net loss on cash flow hedge[1]		—	—	(31)	—	—	(31)
Cost of hedging		—	—	—	—	—	—
Tax related to items taken directly to other comprehensive income		—	—	—	18	—	18
Cumulative reserves recycled to income statement on disposal of foreign operations		—	—	27	—	—	27
Total other comprehensive income for the year		—	—	(14)	489	—	475
Transactions with owners:
Gain on stock options		—	1	—	—	—	1
Dividends paid to equity shareholders	D1	—	—	—	(304)	—	(304)
Cost of equity-settled share-based payment plans		—	—	—	28	—	28
Tax related to items taken directly to equity		—	—	—	1	—	1
At 31 December 2025		41	21	(946)	6,380	(2)	5,494
1.	$31m net loss (2024: $35m net gain; 2023: $4m net gain) on cash flow hedge includes a $64m gain (2024: $65m loss; 2023: $36m loss) from the effective portion of changes in fair value, and a $95m loss (2024: $100m gain; 2023: $40m gain) reclassification to the income statement due to changes in foreign exchange rates.
2.	Refer to foreign currency translation in material accounting policies section.

Shares of $nil (2024: $nil; 2023: $nil) have been netted against retained earnings. This represents 9.8m (2024: 11.4m; 2023: 13.0m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2025 was $59m (2024: $56m; 2023: $71m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves

	Capital	Merger	Cash flow
	reduction	relief	hedge	Translation	Cost of
	reserve	reserve	reserve	reserve	hedging	Total
	$m	$m	$m	$m	$m	$m
At 1 January 2023 represented[2]	(3,146)	3,326	4	(1,062)	(5)	(883)
Net exchange adjustments offset in reserves	—	—	—	(172)	—	(172)
Net gain on net investment hedge	—	—	—	136	—	136
Net gain on cash flow hedge[1]	—	—	4	—	—	4
Cost of hedging	—	—	—	—	12	12
Total comprehensive income for the year	—	—	4	(36)	12	(20)
At 31 December 2023 represented[2]	(3,146)	3,326	8	(1,098)	7	(903)
Net exchange adjustments offset in reserves	—	—	—	(35)	—	(35)
Net loss on net investment hedge	—	—	—	(22)	—	(22)
Net gain on cash flow hedge[1]	—	—	35	—	—	35
Cost of hedging	—	—	—	—	(7)	(7)
Total comprehensive income for the year	—	—	35	(57)	(7)	(29)
At 31 December 2024 represented[2]	(3,146)	3,326	43	(1,155)	—	(932)
Net exchange adjustments offset in reserves	—	—	—	(139)	—	(139)
Net gain on net investment hedge	—	—	—	129	—	129
Net loss on cash flow hedge[1]	—	—	(31)	—	—	(31)
Cumulative reserves recycled to income statement on disposal of foreign operations	—	—	—	27	—	27
Total comprehensive income for the year	—	—	(31)	17	—	(14)
At 31 December 2025	(3,146)	3,326	12	(1,138)	—	(946)
1.	$31m net loss (2024: $35m net gain; 2023: $4m net gain) on cash flow hedge includes a $64m gain (2024: $65m loss; 2023: $36m loss) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of $nil (2024: $nil; 2023: $nil) and a $95m loss (2024: $100m gain; 2023: $40m gain) reclassification to the income statement due to changes in foreign exchange rates.
2.	Refer to foreign currency translation in material accounting policies section.

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

Consolidated Cash Flow Statement

For the year ended 31 December

			2024	2023
		2025	represented[2]	represented[2]
	Note	$m	$m	$m
Cash flows from operating activities
Operating profit from:
– Continuing operations		584	644	727
– Discontinued operations	B7	74	57	50
Operating profit including discontinued operations		658	701	777
Adjustments for:
– Depreciation and impairment of property, plant and equipment	B3	167	204	191
– Depreciation and impairment of leased assets	B4	160	157	150
– Amortisation and impairment of intangible assets (excluding computer software)	B2	199	254	218
– Amortisation and impairment of computer software	B2	37	33	32
– Other non-cash items		15	23	32
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(27)	(15)	(18)
– Contract costs		(51)	(18)	(24)
– Trade and other receivables		(20)	(48)	(36)
– Trade and other payables and provisions		162	(129)	(76)
Interest received		31	46	31
Interest paid[1]		(255)	(229)	(237)
Income tax paid	A13	(104)	(111)	(124)
Net cash flows from operating activities		972	868	916
Cash flows from investing activities
Purchase of property, plant and equipment		(208)	(219)	(207)
Purchase of intangible fixed assets		(61)	(56)	(55)
Proceeds from sale of property, plant and equipment		20	5	17
Acquisition of companies and businesses, net of cash acquired	B1	(121)	(219)	(298)
Disposal of investment in associate		—	—	24
Proceeds from disposal of businesses, net of tax paid	B7	391	—	—
Dividends received from associates	B6	5	14	5
Net change to cash flow from investment in term deposits		—	(1)	—
Net cash flows from investing activities		26	(476)	(514)
Cash flows from financing activities
Dividends paid to equity shareholders	D1	(304)	(292)	(252)
Capital element of lease payments		(192)	(185)	(195)
Cash outflow on settlement of debt-related foreign exchange forward contracts	C2	(9)	(11)	(4)
Proceeds from new debt		1,232	—	—
Debt repayments	C7	(700)	(464)	—
Net cash flows from financing activities		27	(952)	(451)
Net increase/(decrease) in cash and cash equivalents		1,025	(560)	(49)
Cash and cash equivalents at beginning of period		467	1,062	1,064
Exchange gain/(loss) on cash and cash equivalents		97	(35)	47
Cash and cash equivalents at end of the financial period	C3	1,589	467	1,062
1.	Interest paid includes the interest element of lease payments of $31m (2024: $31m; 2023: $30m).
2.	Refer to foreign currency translation in material accounting policies section.

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

Climate change

The Group has engaged in a detailed review of expected climate change impacts on the business and its assets and liabilities, to establish any adjustments required and what disclosure is necessary in the Consolidated Financial Statements for 2025 under a 1.5–2.0°C pathway.

This process has been completed to ensure material accuracy of the financial reporting, and that disclosure of relevant information complies with the requirements of IAS 1.

The process has involved a detailed review of material revenue segments, all balance sheet line items, and each element of the Group target to reach net zero by 2040, to identify if any of these items are expected to be materially impacted in a negative or positive way by weather, legislative, or societal changes. The conclusions of this process were reviewed and agreed by the Audit Committee and Board on 12 December 2025.

Overall, the conclusion of the review was that, while there will undoubtedly be impacts on the Group, the highly disaggregated nature of the operations significantly reduces the risk profile of the Group to impacts from weather-related changes. The changes necessary to achieve net zero will not have a materially adverse impact on the cash flows of the Group and indeed, warmer climates may present some opportunities. Societal and legislative impacts are not felt to have a material impact on any one segment such that we need to break out reporting in a different way from previous years. Judgements are not felt to be significant, although clearly, understanding of climate change is developing with time. The area with the most judgement is goodwill impairment testing and a description is given in Note B2 of the processes undertaken to give comfort on the valuations. Management review has concluded that this is the only area that has judgement and potential for material impact, although we conclude that none are necessary and that no further disclosures are needed beyond this note.

Going concern

The Directors have prepared Board-approved cash flow forecasts for a period of 18 months to 30 June 2027 to demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Consolidated Financial Statements, with a longer assessment period to 30 June 2027 being considered as appropriate.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include: (i) a revenue decline of 20% against base budget for six months; and (ii) a 20% revenue decline for 12 months. Both of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. These assessments were prepared on the conservative assumption that the Group has no access to the debt capital markets. As part of their analysis, the Board considered mitigating actions at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible, such as cost savings, and adjusting the level of M&A activity and/or dividends paid. In addition to the above, the Directors also considered that the Group has the ability to extend existing or raise new financing, although this was not included in the modelling undertaken for going concern assessment.

The Going Concern analysis demonstrates that under the base case, the Group has c.$0.8bn of headroom at 30 June 2027 and c.$0.5bn under the severe but plausible downside scenario. This is before potential mitigations available, estimated to be c.$1.2bn.

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

Notes to the Consolidated Financial Statements

continued

Foreign currency translation

(a)Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in US dollars, which differs from the functional currency of Rentokil Initial plc which remains in sterling.

On 25 July 2024, the Group announced that with effect from 1 January 2025 it would be changing its presentation currency from sterling to US dollar. Within the Group’s current portfolio of businesses, sterling denominated earnings, while sizeable, are a relatively small proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2025, the Group will present its results in US dollar.

Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the years ended 31 December 2024 and 31 December 2023 have been translated from sterling to US dollar using the following procedures:

(i)	assets and liabilities denominated in non-US dollar currencies were translated into US dollar at the relevant closing rates of exchange;
(ii)	the trading results of subsidiaries whose functional currency was other than US dollar were translated into US dollar at the average rates of exchange for the relevant period, with material items translated at the rate on the dates of transaction;
(iii)	share capital, share premium, capital reduction reserve, and merger relief reserve were translated at the historic rates prevailing on the date of each transaction; and
(iv)	the cumulative translation reserve balance was set to nil on 1 January 2004, the date of transition to IFRS, and has been represented on the basis that the Group has reported in US dollar since that date.

A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. The £/$ rates used for this exercise are: average 2024 1.2773, 2023 1.2441; and closing 2024 1.2519, 2023 1.2737.

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

Notes to the Consolidated Financial Statements

continued

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

(d)Financial reporting in hyperinflationary economies

The Group has operations in Argentina, Ghana, Lebanon, and Turkey, which remained hyperinflationary in 2025.

The IAS 29 rules are applied as follows:

(i)	adjustment of the income statement at the end of the reporting period using the change in general price index;
(ii)	adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; and
(iii)	adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in the local currency.

Consumer Price Indices have been used for the relevant hyperinflationary adjustments. The indices used for these adjustments are as follows:

Country	Index at 1 January 2025	Index at 31 December 2025
Argentina	7,693.70	10,121.37
Ghana	248.30	261.70
Lebanon	7,061.07	7,924.35
Turkey	2,684.55	3,513.87

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument, and derecognised when it ceases to be a party to such provisions.

Financial assets

The Group classifies its financial assets depending on the purpose for which the financial assets were acquired. At initial recognition, the Group carries out a solely payments of principal and interest (SPPI) test and a business model test to establish the classification and measurement of its financial assets. Financial assets are classified in the following categories:

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

Notes to the Consolidated Financial Statements

continued

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

With the acquisition of Terminix in 2022, the Group assumed a liability for termite damage claims, based on termite customers existing at the acquisition date, for which a provision has been estimated. The liability arises when a termite infestation occurs, resulting in damage to a property which is under a termite contract, that requires subsequent remediation by the Group. The assumptions used to estimate the historical termite damage claim provisions are based on an assessment of the volume and value of future claims (based on historical information), customer churn rate, discount rates and inflation Starting from the acquisition date, an additional provision is recognised for all new termite customers upon commencement of their contract, based on the estimated average claim cost per customer over the lifetime of the contract. The trend of volume and value of claims will be monitored and reviewed over time and as such the value of the provisions is also likely to change. Sensitivity analysis is provided in Note A6.

Significant accounting judgements

Judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the Consolidated Financial Statements are discussed below:

(a)	Useful economic life of brands

The Terminix US brand, acquired in 2022, has been assessed as having an indefinite useful life. Prior to this acquisition, all brands were considered by management to have finite useful lives. Indefinite-lived assets do not get amortised and, therefore, if management had judged that the Terminix brand had a finite life then there would be a significant amortisation expense recognised annually in the income statement. At acquisition, the Terminix brand was valued at $1,435m, which based on a typical 15-year life would result in an annual amortisation charge of $96m.

Notes to the Consolidated Financial Statements

continued

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

Standards, amendments, and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements for the year ended 31 December 2024.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2025:

●	amendments to IAS 21 – Lack of exchangeability

The application of this amendment had no material impact on the disclosures of the amounts recognised in the Group’s Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

continued

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2025 reporting periods, and have not been adopted early by the Group:

●	IFRS 18 – Presentation and disclosure in financial statements
●	IFRS 7 & IFRS 9 – Classification and Measurement of Financial Instruments and Power Purchase Agreements (PPAs)

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 and will replace IAS 1 – Presentation of financial statements. It will introduce new requirements that are intended to help to achieve comparability of the financial performance of similar entities, and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive; in particular, those related to the statement of comprehensive income or loss, and providing management-defined performance measures within the financial statements.

IFRS 7 & IFRS 9 is effective for annual periods beginning on or after 1 January 2026. Restatement is required under IAS 8 otherwise the cumulative effect is recognised in the opening balance of retained earnings and other equity components at the date of application. The amendments clarify IFRS 9 rules for derecognition, SPPI assessment (including ESG-linked features), and the treatment of renewable PPAs, while IFRS 7 introduces stronger disclosure requirements for contingent and ESG-linked terms to improve transparency.

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

Notes to the Consolidated Financial Statements

continued

Performance obligations

Contract service revenue

These are mainly full-service contracts, inclusive of equipment, maintenance, and consumables as required. The inclusive service is treated as a single performance obligation.

●	Pest Control: the Group offers a range of services, with the most common being general pest maintenance contracts. Under this type of contract, the Group promises to provide a pest control service for the duration of the contract. In order to fulfil this promise, equipment is supplied (such as bait boxes) and a technician maintains and monitors the equipment at a set number of visits per year. The Group considers that this type of contract is a bundled service as the goods and services are not distinct in the context of the contract; equipment is not supplied without the service. Some countries offer an assurance warranty-type service where any additional call-outs are included in the contract price; in other countries, additional call-outs are chargeable. Where an assurance warranty is offered as part of the contract, revenue is recognised over the duration of the contract. Where no such warranty is offered, revenue is recognised at a point in time when the customer is visited.

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

Notes to the Consolidated Financial Statements

continued

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

The contract costs recognised in the balance sheet at the period end amounted to $337m (2024: $298m; 2023: $285m). The amount of amortisation recognised in the period was $123m (2024: $117m; 2023: $150m).

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

Segment reporting

Segmental information in accordance with IFRS 8 Operating Segments has been presented on the next page. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). The businesses within each operating segment operate in a number of different countries and sell services across two business segments, with the workwear segment disposed of in the year.

Notes to the Consolidated Financial Statements

continued

Following the acquisition of Terminix, the majority of the Group’s activity is in North America. With effect from 1 January 2025, the Group’s reporting structure has been changed to combine Europe including LATAM, UK & SSA, Pacific, and Asia & MENAT regions into a single operating and reporting segment, International. The Chief Executive remains as chief operating decision maker (CODM) and reviews the results on a monthly basis for the North America and International segments. All reporting to the Board is also done on this basis. Comparative segmental financial information for 2024 and 2023 has been represented.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.The segment profit or loss measure that is regularly provided to the CODM is Adjusted Operating Profit.

Revenue and Profit

				Operating	Operating	Operating
	Revenue	Revenue	Revenue	profit	profit	profit
	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m
North America
Pest Control	4,148	4,026	3,981	720	688	745
Hygiene & Wellbeing	146	138	131	29	25	23
Sub-total North America	4,294	4,164	4,112	749	713	768

International
Pest Control	1,555	1,455	1,355	323	299	286
Hygiene & Wellbeing	1,059	998	918	195	180	169
Sub-total International	2,614	2,453	2,273	518	479	455

Total	6,908	6,617	6,385	1,267	1,192	1,223
Central and regional overheads	—	—	—	(191)	(175)	(150)
Restructuring costs	—	—	—	(6)	(9)	(9)
Revenue and Adjusted Operating Profit	6,908	6,617	6,385	1,070	1,008	1,064
One-off and adjusting items				(287)	(110)	(119)
Amortisation and impairment of intangible assets[1]				(199)	(254)	(218)
Operating profit				584	644	727
Finance income				46	59	60
Finance cost				(250)	(250)	(232)
Share of profit from associates net of tax				10	9	11
Profit before income tax				390	462	566
1.	Excluding computer software, which is included in our segment operating profit measure.

Notes to the Consolidated Financial Statements

continued

Revenue and operating profit relate to the main groups of business segment and activity of Pest Control and Hygiene & Wellbeing following the disposal of France Workwear. Central and regional overheads represent corporate expenses that are not directly attributable to any reportable segment. Business segment revenue and operating profit are shown in the table below:

				Operating	Operating	Operating
	Revenue	Revenue	Revenue	profit	profit	profit
	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m
Pest Control	5,703	5,481	5,336	1,043	987	1,031
Hygiene & Wellbeing	1,205	1,136	1,049	224	205	192
Total business segments	6,908	6,617	6,385	1,267	1,192	1,223
Central and regional overheads	—	—	—	(191)	(175)	(150)
Restructuring costs	—	—	—	(6)	(9)	(9)
Revenue and Adjusted Operating Profit	6,908	6,617	6,385	1,070	1,008	1,064
One-off and adjusting items				(287)	(110)	(119)
Amortisation and impairment of intangible assets[1]				(199)	(254)	(218)
Operating profit				584	644	727
1.	Excluding computer software, which is included in our segment operating profit measure.

Analysis of revenue by type

	Revenue	Revenue	Revenue
	2025	2024	2023
	$m	$m	$m
Contract service revenue	4,803	4,643	4,489
Job work	1,549	1,472	1,365
Sales of goods	556	502	531
Total	6,908	6,617	6,385

Revenue from external customers attributed to the UK amounted to $497m (2024: $466m; 2023: $401m), with overseas countries accounting for the balance of $6,411m (2024: $6,151m; 2023: $5,984m). In 2025, the only country accounting for more than 10% of revenue from external customers was the US, totalling $4,184m (2024: $4,056m; 2023: $4,006m).

The Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to, or reviewed by, our CODM.

Notes to the Consolidated Financial Statements

continued

Revenue and non-current assets for the country of domicile (UK), the US, France, Australia, India, and Spain (being the largest countries outside the UK), and for all other countries are:

		Non-current		Non-current		Non-current
	Revenue	assets[1]	Revenue	assets[1]	Revenue	assets[1]
	2025	2025	2024	2024	2023	2023
	$m	$m	$m	$m	$m	$m
UK	497	374	466	335	401	307
USA	4,184	8,499	4,056	8,554	4,006	8,578
France	186	103	176	358	170	359
Australia	252	230	247	216	225	211
India	93	104	88	110	74	102
Spain	110	95	98	88	90	98
Other countries	1,586	922	1,486	812	1,419	869
Total	6,908	10,327	6,617	10,473	6,385	10,524
1.	Non-current assets include: intangible assets; property, plant and equipment; right-of-use assets; contract cost assets; and non-current other receivables.

Other segment items included in the consolidated income statement are as follows:

	Depreciation,	Net impairment	Depreciation,	Net impairment	Depreciation,	Net impairment
	amortisation and	losses on financial	amortisation and	losses on financial	amortisation and	losses on financial
	impairment	assets	impairment	assets	impairment	assets
	2025	2025	2024	2024	2023	2023
	$m	$m	$m	$m	$m	$m
North America	256	66	269	62	270	43
International	238	8	263	9	218	6
Central and regional	34	—	33	—	28	—
Total	528	74	565	71	516	49
B.

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

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s LTIPs to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 477,325 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2025 (2024: 435,578; 2023: 18,422).

Notes to the Consolidated Financial Statements

continued

Details of the calculation of earnings per share are set out below:

		2025	2024	2023
		$m	$m	$m
Profit attributable to equity holders of the Company from continuing operations		290	346	437
Profit attributable to equity holders of the Company from discontinued operations	B7	180	46	37
Total profit attributable to equity holders of the Company		470	392	474

Weighted average number of ordinary shares in issue (million)		2,524	2,521	2,516
Adjustment for potentially dilutive shares (million)		11	7	11
Weighted average number of ordinary shares for diluted earnings per share (million)		2,535	2,528	2,527

Earnings per share for continuing operations
Basic earnings per share (cents)		11.49	13.72	17.37
Diluted earnings per share (cents)		11.44	13.69	17.29

Earnings per share for discontinued operations
Basic earnings per share (cents)		7.13	1.82	1.47
Diluted earnings per share (cents)		7.10	1.82	1.46

Total earnings per share
Basic earnings per share (cents)		18.62	15.54	18.84
Diluted earnings per share (cents)		18.54	15.51	18.75

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

	2025	2024
	$m	$m
Trade receivables	877	883
Less: provision for impairment of trade receivables	(78)	(82)
Trade receivables – net	799	801
Other receivables[1]	172	160
Prepayments	84	96
Accrued income	145	147
Contract assets	3	4
Total	1,203	1,208

Analysed as follows:
Non-current	52	71
Current	1,151	1,137
Total	1,203	1,208
1.	Other receivables are stated net of loss allowance of $nil (2024: $nil).

All of the Group’s provision for impairment relates to trade receivables. Analysis of the Group’s provision for impairment of trade receivables is as follows:

	2025	2024	2023
	$m	$m	$m
At 1 January	82	87	87
Exchange differences	3	(1)	(4)
Additional provision	82	80	59
Receivables written off as uncollectable	(79)	(80)	(48)
Unused amounts reversed	(7)	(8)	(10)
Acquisition of companies and businesses	—	4	3
Disposal of companies and businesses	(3)	—	—
At 31 December	78	82	87

The ageing of trade receivables and provision for impairment is as follows:

	Trade	Provision for	Trade	Provision for
	receivables	impairment	receivables	impairment
	2025	2025	2024	2024
	$m	$m	$m	$m
Not due	387	—	362	—
Overdue by less than 1 month	206	(1)	213	(1)
Overdue by between 1 and 3 months	108	(6)	152	(4)
Overdue by between 3 and 6 months	79	(9)	67	(14)
Overdue by between 6 and 12 months	46	(17)	49	(25)
Overdue by more than 12 months	51	(45)	40	(38)
At 31 December	877	(78)	883	(82)

Notes to the Consolidated Financial Statements

continued

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2025	2024
	$m	$m
Pound sterling	79	71
Euro	167	200
US dollar	380	378
Other currencies	251	234
Carrying value	877	883

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

	2025	2024
	$m	$m
Raw materials	18	19
Work in progress	1	4
Finished goods	289	264
	308	287

An inventory impairment charge of $1m was recognised in 2025 (2024: $2m; 2023: $4m). Inventory recognised as an expense during the period was $417m (2024: $464m; 2023: $479m).

A5. Trade and other payables

	2025	2024
	$m	$m
Trade payables	382	394
Social security and other taxes	109	114
Other payables	86	119
Accruals	483	432
Contract liabilities[1]	292	312
Deferred consideration	16	21
Contingent consideration[2]	70	94
Total	1,438	1,486

Analysed as follows:
Other payables	25	38
Deferred consideration	—	1
Contingent consideration[2]	21	47
Total non-current portion	46	86
Current portion	1,392	1,400
Total	1,438	1,486
1.

Contract liabilities represents customer invoices where performance obligations have not yet been satisfied. All opening balances have subsequently been satisfied in the year. In most business categories, our customers are invoiced in advance or simultaneously with performance obligations being satisfied.

2.	Contingent consideration includes put option liability of $31m (2024: $33m).

Notes to the Consolidated Financial Statements

continued

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

Put options are held following the acquisition of PCI in 2017, where the seller may require the Group to purchase the remaining shares of the business in stages over a fixed term between 2023 and 2027. The put options are accounted for as an anticipated acquisition of the remaining shares and no non-controlling interest is recognised. The Group recognised a put option liability for the anticipated acquisition of these shares in contingent consideration, and any movements in the carrying value are recognised through Profit and Loss. The third put option is yet to be exercised and the Group’s total shareholding in PCI remains at 73%. Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

The currency split of trade and other payables is as follows:

	2025	2024
	$m	$m
Pound sterling	196	207
Euro	228	284
US dollar	667	666
Other currencies	347	329
Carrying value	1,438	1,486

The ageing of trade payables is as follows:

	2025	2024
	$m	$m
Less than one year	382	393
Between one and five years	—	1
More than five years	—	—
Total	382	394

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

Notes to the Consolidated Financial Statements

continued

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 3.94% – 5.16% (2024: 4.48% – 5.25%).

	Termite
	damage	Self-
	claims	insurance	Environmental	Other	Total
	$m	$m	$m	$m	$m
At 1 January 2024	330	209	21	14	574
Exchange differences	—	—	(1)	(1)	(2)
Additional provisions	25	126	1	10	162
Used during the year	(86)	(105)	(3)	(12)	(206)
Unused amounts reversed	(16)	—	(1)	(2)	(19)
Acquisition of companies and businesses	—	—	—	2	2
Unwinding of discount on provisions	13	1	—	—	14
At 31 December 2024	266	231	17	11	525

At 1 January 2025	266	231	17	11	525
Exchange differences	—	—	—	2	2
Additional provisions	201	126	6	10	343
Used during the year	(95)	(89)	(3)	(12)	(199)
Unused amounts reversed	—	(2)	—	(3)	(5)
Acquisition of companies and businesses	—	—	—	2	2
Disposal of companies and businesses	—	—	(9)	—	(9)
Unwinding of discount on provisions	12	1	—	—	13
At 31 December 2025	384	267	11	10	672

	2025	2024
	Total	Total
	$m	$m
Analysed as follows:
Non-current	397	381
Current	275	144
Total	672	525

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical), customer churn rates, discount rates and inflation. Additional amendments may be necessary based on specific underlying facts of the particular legal claim as and when they develop. These provisions are expected to be substantially utilised within the next 15 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisors). It is reasonably possible, based on experience to date, that outcomes within the next financial year that are different from the assumption could require an adjustment to the carrying amount of the provision.

The Group’s provision relates to legacy customer claims (contracts from the period prior to the acquisition of Terminix), estimated at $358m (2024: $246m); and new customer claims, estimated at $26m (2024: $20m). The sensitivity of the legacy claims liability balance to changes in the inputs is illustrated as follows:

Notes to the Consolidated Financial Statements

continued

●	Discount rate - The exposure to termite damage claims is largely based within the US, therefore measurement is based on a seven-year US bond risk-free rate. During 2025, interest rates (and therefore discount rates) have decreased. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps in yields would decrease/increase the provision by $7m (2024: $6m). Over the 12 months to 31 December 2025, seven-year risk-free rate yields have decreased 54 bps from 4.48% to 3.94% (2024: increased 60 bps).
●	Claim value - Claim value forecasts have been based on the latest available historical settled Termite claims. Claims values are dependent on a range of inputs including, housing costs, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for non-litigated claims and 24 months for litigated claims, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Fluctuations in input prices (e.g. timber prices), as have been experienced over recent years, means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in litigated claim values would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim values would increase/decrease the provision by c.$9m (2024: $8m). Over the 12 months to 31 December 2025, costs per litigated claim rose by c.48% (2024: rose 8%) and non-litigated costs rose by 8% (2024: 45%). Actual value of claims settled in the year to December 2025 has been at a combined cost per claim 14% higher than that seen throughout 2024. This is not representative of management’s expectation of future costs as ageing of claims, which drives an increased cost per claim, has reduced in recent months along with a flattening of global inflation, and cost per claim is expected to continue to improve.
●	Claim rate - Management has estimated claim rates based on historical incurred claims. Data has been captured, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in litigated claim rates would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim rates would increase/decrease the provision by c.$9m (2024: $8m) accordingly. Over the 12 months to 31 December 2025, litigated claim rates rose by 75% (2024: fell 52%) and non-litigated claim rates fell by 6% (2024: rose 7%).
●	Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and the performance of the Group. A 1% increase or decrease in customer churn rates, would decrease or increase the provision by $13m (2024: $9m), accordingly. On average over the last 10 years churn rates have moved by +/– c.2% per annum (2024: +/-2%).
●	Inflation rate - The exposure to termite damage claims is largely based within the United States and therefore measurement is based on expected long term inflation trends. Settlement costs are driven by a number of factors as discussed in the claim cost section. Management has seen a trend that these costs have tracked above baseline US inflation rates and therefore a premium is taken to expected future inflation rates of 1% per annum. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps would increase/decrease the provision by $6m (2024: $5m).

Self-insurance

The Group’s self-insurance provisions provide coverage for exposures related to the self-insured retention (SIR), or excesses/deductibles, mainly on General (Public) Liability, Third-Party Automobile Liability and Workers’ Compensation policies. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. At 31 December 2025, the Group recognised provisions of $267m (2024: $231m) in relation to these risks, and the Group retains the primary obligation for these matters. External actuaries are used to help management estimate the provisions held. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.

Notes to the Consolidated Financial Statements

continued

Based on confirmed insurance coverage, and management’s assessment that reimbursement is virtually certain, a separate reimbursement asset of $43m (2024: $30m) is recognised within Other Receivables in Note A3. The reimbursement asset is not offset against the related provision in accordance with IAS 37.53.

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

A7. Operating expenses

Operating expenses from continuing operations include the following items:

		2025	2024	2023
	Notes	$m	$m	$m
Employee costs	A9	3,241	3,128	3,045
Direct materials and services		1,166	1,089	1,087
Vehicle costs		368	360	345
Property costs		144	131	129
Depreciation and impairment of property, plant and equipment	B3	135	129	123
Amortisation and impairment of intangible assets	B2	236	287	250
Other operating expenses[1]		960	778	630
Total operating expenses		6,250	5,902	5,609
1.	Other operating expenses includes professional fees, marketing costs, and amortisation of contract costs.

A8. Auditors’ remuneration

	2025	2024	2023
	$m	$m	$m
Fees payable to the Company’s auditors for the audit of the Parent Company and Group accounts	5	6	5
Audit of accounts of subsidiaries of the Group	8	8	9
Audit-related assurance services[1]	1	—	—
Total	14	14	14
1.

Fees for 2024 and 2023, related to the attestation report required by Section 404 of the Sarbanes-Oxley Act, have been reclassified from the audit-related assurance services, to “Fees payable to the Company’s auditors for the audit of the Parent Company and Group accounts” and “Audit of accounts of subsidiaries of the group”, to conform to the current year presentation.

Notes to the Consolidated Financial Statements

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

	2025	2024	2023
	$m	$m	$m
Wages and salaries	2,862	2,782	2,783
Social security costs	284	261	186
Share-based payments	28	25	34
Pension costs:
– defined contribution plans	61	57	39
– defined benefit plans	6	3	3
	3,241	3,128	3,045

Monthly average number of people employed by the Group during the year:

	2025	2024	2023
	Number	Number	Number
Processing and service delivery	47,620	46,381	45,323
Sales and marketing	7,590	7,584	7,245
Administration and overheads	8,874	9,095	8,447
	64,084	63,060	61,015

Notes to the Consolidated Financial Statements

continued

Emoluments of the Directors of Rentokil Initial plc are detailed below.

	Highest
	paid	Other
	Director	Directors
	$000	$000
2023
Aggregate emoluments excluding share options	2,416.4	1,478.5
Aggregate gains made by Directors on exercise of share options	4,639.7	—
Aggregate amount receivable under long-term incentive schemes	1,738.7	603.8
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	8,794.8	2,082.3
2024
Aggregate emoluments excluding share options	1,319.2	809.0
Aggregate gains made by Directors on exercise of share options	6,162.3	—
Aggregate amount receivable under long-term incentive schemes	1,120.3	563.3
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	8,601.8	1,372.3
2025
Aggregate emoluments excluding share options	3,160.8	2,353.5
Aggregate gains made by Directors on exercise of share options	4,514.3	—
Aggregate amount receivable under long-term incentive schemes	1,151.8	—
Aggregate value of Company contributions to defined contribution pension schemes	—	—
	8,826.9	2,353.5

	2025	2024	2023
	Number	Number	Number
Number of Directors accruing retirement benefits
– defined contribution schemes	—	—	—
– defined benefit schemes	—	—	—
Number of Directors exercising share options[1]	1	1	1
Number of Directors receiving shares as part of long-term incentive schemes	1	2	2
1.	The highest-paid Director exercised 964,464 (2024: 986,515; 2023: 971,802) share options during the year.

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

Notes to the Consolidated Financial Statements

continued

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets, less the present value of the defined benefit obligation at the balance sheet date. The Group determines the net interest on the net defined benefit asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have a credit rating of at least AA, are denominated in the currency in which the benefits will be paid, and have terms to maturity approximating to the terms of the related pension liability. The Group will recognise a pension surplus as an asset where there is an unconditional right to a refund or where the Group has a right to reduce future pension contributions, taking into account the adverse effect of any minimum funding requirements.

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

The assumptions used for the Rentokil Initial Irish Pension Scheme are shown below:

	31 December	31 December
	2025	2024
Weighted average %
Discount rate	4.3%	3.5%
Future salary increases	n/a	n/a
Future pension increases	2.0%	2.1%
Inflation	2.0%	2.1%

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

Inflation risk – An increase in inflation expectations will increase the value placed on the scheme’s liabilities for accounting purposes, although this may be partially offset to the extent that the scheme’s bond holdings include investments linked to inflation.

Life expectancy – The majority of the scheme’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

For the Rentokil Initial Irish Pension Scheme, the expected duration is 15-16 years.

Notes to the Consolidated Financial Statements

continued

Pension benefits

The movement in the net defined benefit obligation for all Group pension schemes over the accounting period is as follows:

		Fair			Fair
	Present	value of		Present	value of
	value of	plan		value of	plan
	obligation	assets	Total	obligation	assets	Total
	2025	2025	2025	2024	2024	2024
	$m	$m	$m	$m	$m	$m
At 1 January	(71)	43	(28)	(77)	45	(32)
Current service costs[1]	(1)	—	(1)	—	—	—
Interest on defined benefit obligation/asset[1]	(2)	1	(1)	(2)	2	—
Exchange difference	(6)	4	(2)	2	(3)	(1)
Total pension income/(expense)	(9)	5	(4)	—	(1)	(1)
Remeasurements:
– Remeasurement gain/(loss) on scheme assets	—	(1)	(1)	—	—	—
– Remeasurement gain/(loss) on obligation	2	—	2	—	—	—
Transfers
– Transferred on disposal of business	8	—	8	—	—	—
Contributions:
– Employers	(1)	2	1	(1)	1	—
– Benefit payments	3	(2)	1	7	(2)	5
At 31 December	(68)	47	(21)	(71)	43	(28)

Retirement benefit obligation schemes[2]	(49)	22	(27)	(53)	21	(32)
Retirement benefit asset schemes[3]	(19)	25	6	(18)	22	4
1.	Service costs and administration expenses are charged to operating expenses, and interest cost and return on plan assets to finance cost and finance income.
2.

Benefit plans in an obligation position include plans situated in Austria, France, Germany, Hong Kong, India, Italy, Martinique, Norway, the Philippines, Saudi Arabia, South Africa, South Korea, Sri Lanka, Thailand, Trinidad and Tobago, and the UK.

3.	Benefit plans in an asset position include plans situated in Australia, Barbados, and Ireland.

Of the $68m (2024: $71m) of obligations in the table above, $16m (2024: $22m) is unfunded.

Total contributions payable to defined benefit pension schemes in 2026 are expected to be less than $1m.

The fair value of plan assets at the balance sheet date is analysed as follows:

	2025	2024
	$m	$m
Equity instruments	4	4
Debt instruments – unquoted	20	18
Property	1	1
Other	22	20
Total plan assets	47	43

Where available, the fair values of assets are quoted prices (e.g. listed equity, sovereign debt, and corporate bonds). In other cases, the market value as provided by the fund managers has been used in accordance with IFRS 13 Fair Value Measurement:

●	unquoted debt instruments (level 2);

Notes to the Consolidated Financial Statements

continued

●	interest and inflation rate hedging instruments (level 2); and
●	pooled investment funds (level 3).

Other significant assets are valued based on observable market inputs. Other assets primarily consist of cash.

The cumulative actuarial gain recognised in the Consolidated Statement of Comprehensive Income was $44m (2024: $43m). A remeasurement gain of $1m was recognised during the year (2024: $nil).

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

Performance Share Plan and Restricted Share Plan

The Company has operated a share-based incentive for senior managers worldwide since 2006, initially through a Performance Share Plan, and then in 2023 a Restricted Share Plan was introduced. The main features of the schemes are as follows:

●	For Performance Share Plan awards made in 2023, 2024, and 2025, 50% of the award is based on TSR and 50% is based on performance against certain strategic and financial measures over the vesting period.
●	For Restricted Share Plan awards made in 2023, 2024 and 2025, there are no performance conditions attached.
●	The value of dividends paid during the vesting period is paid on the number of shares that ultimately vest in the form of additional shares. For awards that are nil-cost options made prior to May 2021, this is the value of dividends between grant and exercise.

Notes to the Consolidated Financial Statements

continued

The total charge for the year relating to equity-settled share-based payment plans was $28m (2024: $25m; 2023: $32m). This includes charges for the Performance Share Plan and Restricted Share Plan of $28m (2024: $25m; 2023: $20m). In 2023, there were charges relating to the transfer of existing long-term incentive plans in Terminix and a non-recurring retention award totalling $12m. A summary of the number of shares in active Performance Share Plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2025	2025	2025	2025	2025	2025	2025	2025	2025	2025
2015	2018	—	—	—	—	—	1,183,287	—	(1,183,287)	—	—
2016	2019	—	35,895	—	(35,895)	—	1,423,870	35,895	(177,522)	—	1,282,243
2017	2020	—	29,651	(70)	(29,581)	—	1,172,343	29,581	(42,610)	—	1,159,314
2018	2021	—	37,102	(1,032)	(36,070)	—	1,515,273	36,070	(74,885)	—	1,476,458
2019	2022	—	37,188	(1,493)	(35,695)	—	1,518,848	35,695	(97,191)	—	1,457,352
2020	2023	—	26,635	(1,879)	(24,756)	—	1,071,405	24,756	(62,325)	—	1,033,836
2021	2024	—	21,432	(11,583)	(9,849)	—	891,443	9,849	(81,222)	—	820,070
2022	2025	3,918,992	83,051	(2,502,398)	(1,499,645)	—	47,415	1,499,645	(540,593)	—	1,006,467
2023	2026	4,031,442	828	(317,038)	(6,375)	3,708,857	—	6,375	(6,375)	—	—
2024	2027	6,598,782	6,583	(1,216,776)	(67,951)	5,320,638	—	67,951	(67,951)	—	—
2025	2028	—	8,090,985	(611,953)	—	7,479,032	—	—	—	—	—

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2024	2024	2024	2024	2024	2024	2024	2024	2024	2024
2013	2016	—	—	—	—	—	69	—	(69)	—	—
2014	2017	—	—	—	—	—	1,151,851	—	(1,151,851)	—	—
2015	2018	—	26,277	—	(26,277)	—	1,251,052	26,277	(94,042)	—	1,183,287
2016	2019	—	31,575	—	(31,575)	—	1,427,960	31,575	(35,665)	—	1,423,870
2017	2020	—	26,381	—	(26,381)	—	1,209,932	26,381	(62,824)	(1,146)	1,172,343
2018	2021	—	33,926	—	(33,926)	—	1,564,454	33,926	(80,787)	(2,320)	1,515,273
2019	2022	—	34,750	—	(34,750)	—	1,770,998	34,750	(286,233)	(667)	1,518,848
2020	2023	—	24,304	—	(24,304)	—	1,241,998	24,304	(193,231)	(1,666)	1,071,405
2021	2024	3,632,199	81,393	(1,878,836)	(1,834,756)	—	—	1,834,756	(813,178)	(130,135)	891,443
2022	2025	4,665,701	6,005	(705,299)	(47,415)	3,918,992	5,951	47,415	(5,951)	—	47,415
2023	2026	4,638,991	3,066	(610,615)	—	4,031,442	—	—	—	—	—
2024	2027	—	7,110,973	(512,191)	—	6,598,782	—	—	—	—	—

A summary of the number of shares in active Restricted Share plans is shown below:

		Share options outstanding					Share options exercisable
						Shares
		Scheme	Shares	Shares	Shares	outstanding	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2025	2025	2025	2025	2025	2025	2025	2025	2025	2025
2023	2025	320,025	16,894	(295,844)	(41,075)	—	—	41,075	(41,075)	—	—
2023	2026	794,075	832	(238,242)	(146,110)	410,555	—	146,110	(146,110)	—	—
2024	2025	149,640	770	—	(105,100)	45,310	—	105,100	(105,100)	—	—
2024	2026	234,965	—	(81,850)	(58,175)	94,940	—	58,175	(58,175)	—	—
2024	2027	786,290	—	(157,455)	—	628,835	—	—	—	—	—
2024	2028	90,630	—	—	—	90,630	—	—	—	—	—
2024	2029	90,630	—	—	—	90,630	—	—	—	—	—
2024	2030	90,630	—	—	—	90,630	—	—	—	—	—
2025	2025	—	31,278	—	(31,278)	—	—	31,278	(31,278)	—	—
2025	2026	—	707,123	(14,409)	—	692,714	—	—	—	—	—
2025	2027	—	467,658	—	—	467,658	—	—	—	—	—
2025	2028	—	1,754,135	(283,050)	—	1,471,085	—	—	—	—	—

Notes to the Consolidated Financial Statements

continued

		Share options outstanding					Share options exercisable
		Scheme	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares
Year		interest at	awarded	lapsed	vested	outstanding at	exercisable at	vested	exercised	lapsed	exercisable at
of	Vesting	1 January	during	during	during	31 December	1 January	during	during	during	31 December
Grant	Year	2024	2024	2024	2024	2024	2024	2024	2024	2024	2024
2023	2024	195,310	—	—	(195,310)	—	—	195,310	(195,310)	—	—
2023	2025	88,465	260,000	(28,440)	—	320,025	—	—	—	—	—
2023	2026	727,645	170,000	(103,570)	—	794,075	—	—	—	—	—
2024	2025	—	149,640	—	—	149,640	—	—	—	—	—
2024	2026	—	282,170	(47,205)	—	234,965	—	—	—	—	—
2024	2027	—	914,085	(127,795)	—	786,290	—	—	—	—	—
2024	2028	—	90,630	—	—	90,630	—	—	—	—	—
2024	2029	—	90,630	—	—	90,630	—	—	—	—	—
2024	2030	—	90,630	—	—	90,630	—	—	—	—	—

The fair value of the 2024 awards made under the Performance Share Plan is charged to the income statement over the vesting period, based on values derived from a Monte Carlo model prepared by external remuneration consultants. This is a closed-form solution which takes account of the correlation between share price performance and the likelihood of a TSR performance condition being met. For the shares awarded in March 2025, the significant inputs into the model were a share price of 338.8p (2024: 466.1p), an expected share price volatility of 32.6% (2024: 29.5%), a median share price correlation between the companies in the comparator group of 71.6% (2024: 73.1%), and an expected life commensurate with the three-year performance/vesting period. The share price volatility assumption is based on analysis of historical daily share prices. As the awards are nil-cost (i.e. there is no exercise price), the assumed risk-free rate of return has minimal impact on the fair value of the awards. Similarly, as dividend equivalents are paid on the vesting portion of awards, the fair value of these awards is not reduced to reflect dividends paid during the vesting period. The fair value of the 2025 awards made under the Restricted Share Plan is charged to the income statement over the vesting period based on the fair value of the award on grant date.

The fair value of awards granted during 2025 was $38m (2024: $46m) and the weighted average fair value per award granted during the year was 262.3p (2023: 506.7p). The weighted average share price for options exercised in the year was 383.2p (2024: 471.4p) and the weighted average contract term remaining on shares unexercised at the year end was 533 days (2024: 535 days).

A12.  Income tax expense

The income tax charge for the period comprises both current and deferred tax. Current tax charge represents the amount payable on this year’s taxable profits and any adjustment relating to prior years. Taxable profits differ from accounting profits as some items of income or expenditure are not taxable or deductible, or may be taxable or deductible in a different accounting period. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income.

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

Analysis of expense in the year:

	2025	2024	2023
	$m	$m	$m
Current tax charge	119	110	114
Adjustment in respect of previous periods	(5)	6	(11)
Total current tax	114	116	103
Deferred tax (credit)/charge	(14)	9	31
Deferred tax adjustment in respect of previous periods	—	(9)	(5)
Total deferred tax	(14)	—	26
Total income tax charge	100	116	129

Notes to the Consolidated Financial Statements

continued

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2025	2024	2023
	$m	$m	$m
Profit before tax	390	462	566
Tax calculated at domestic tax rates applicable to profits in the respective countries	99	119	144
Adjustment in respect of previous periods	(5)	(3)	(16)
Amounts not (taxable)/deductible for tax purposes – one-off and adjusting items	—	(1)	1
Expenses not deductible for tax purposes – other	10	8	7
Income not subject to tax	(3)	(3)	(2)
Impairment of goodwill	—	8	—
Deferred tax recognised on losses	(6)	(11)	(4)
Deferred tax impact of change in tax rates	(4)	(4)	—
Impact of items on which no deferred tax has been recognised	9	3	—
Local business taxes	1	1	—
US BEAT liability	—	—	1
Tax credits	(2)	(1)	(2)
Other	1	—	—
Total tax charge	100	116	129

The Group’s effective tax rate (ETR) for 2025 on reported profit before tax was 25.6% (2024: 25.1%; 2023: 22.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (2024: 25.3%; 2023: 25.1%).

The UK continues to apply a global minimum effective tax rate of 15% for 2025. The legislation implements a domestic top-up tax and a multinational top-up tax, however, the group does not expect a material top up tax each year (less than $1m).

The Group continues to apply the temporary exception under IAS 12 for accounting for deferred taxes arising from the implementation of the Global Minimum Tax rules (“GMT”). The tax charge for the year ended 31 December 2025 includes an immaterial current tax charge related to GMT income taxes that rounds to $nil (2024: $nil) and so no country split has been provided. The Group continues to monitor developments in the implementation of the GMT rules around the world as guidance and legislation evolve.

A tax credit of $18m has been recognised in other comprehensive income (2024: $8m charge; 2023: $7m credit), which mainly relates to the tax effect of mark to market movements on financial instruments and deferred tax on the cash flow hedge and cost of hedging reserves recorded within other comprehensive income.

A13.  Current income tax

Tax liabilities are classified as current liabilities unless there is a right to defer the payment of the liability for at least one year after the balance sheet date. As at 31 December 2025, all the Group’s tax liabilities have been classified as current as there is no legally enforceable right to defer payment for more than 12 months.

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

Notes to the Consolidated Financial Statements

continued

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

Total uncertain tax provisions (including interest thereon) amounted to $44m as at 31 December 2025 (2024: $48m). Included within this amount is $6m (2024: $6m) in respect of interest arising on tax provisions, which is included within other payables. These tax provisions relate to multiple issues across the countries in which the Group operates. The net decrease in the provisions for the year is mainly attributable to issues which have been settled in the year or have become statute-barred.

The cash tax paid for the year was $104m (2024: $111m). The decrease was attributable mainly to one-off US tax deductions resulting from the One Big Beautiful Bill Act enacted on 4 July 2025.

	2025	2024
	$m	$m
Current taxation has been presented on the balance sheet as follows: Current tax asset within current assets	18	28
Current tax liability within current liabilities	(61)	(53)
	(43)	(25)

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

Notes to the Consolidated Financial Statements

continued

The movement on the deferred income tax account is as follows, which includes continuing and discontinued movements in Note A12 and Note B7 respectively:

	2025	2024
	$m	$m
Deferred Tax at 1 January	(595)	(604)
Exchange differences	(7)	1
Impact of business combinations & disposals	43	25
Credited/(Charged) to the income statement	6	(5)
Credited/(Charged) to other comprehensive income	18	(8)
Credited/(Charged) to equity	1	(4)
Deferred Tax at 31 December	(534)	(595)
Deferred taxation has been presented on the balance sheet as follows: Deferred tax asset within non-current assets	55	43
Deferred tax liability within non-current liabilities	(589)	(638)
	(534)	(595)

The major components of deferred tax assets and liabilities at the year end and their changes during the year (without taking into consideration the offsetting of balances within the same tax jurisdiction) are as follows:

	Customer	Accelerated
	lists/	tax		IFRS 15	Tax	Share-based
	intangibles	depreciation	Provisions	Contracts	losses	payments	Other[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	(703)	(107)	190	(52)	48	19	1	(604)
Exchange differences	(1)	—	4	(1)	(1)	—	—	1
Recognised in income statement	(5)	5	10	(24)	4	1	4	(5)
Recognised in other comprehensive income	—	—	—	—	—	—	(8)	(8)
Recognised in equity	—	—	—	—	—	(4)	—	(4)
Impact of business combinations & disposals[1]	31	—	(9)	3	—	—	—	25
At 31 December 2024	(678)	(102)	195	(74)	51	16	(3)	(595)

At 1 January 2025	(678)	(102)	195	(74)	51	16	(3)	(595)
Exchange differences	(3)	(6)	2	(2)	2	1	(1)	(7)
Recognised in income statement	2	13	7	(9)	(7)	5	(5)	6
Recognised in other comprehensive income	—	—	—	—	10	—	8	18
Recognised in equity	—	—	—	—	—	1	—	1
Impact of business combinations & disposals[3]	(9)	51	(2)	5	—	—	(2)	43
At 31 December 2025	(688)	(44)	202	(80)	56	23	(3)	(534)
1.	Deferred tax liabilities have been adjusted in 2024 by a decrease of $35m relating to the Terminix acquisition with a corresponding reduction in goodwill.
2.	Other deferred tax assets and liabilities include retirement benefits, unremitted earnings from subsidiaries, and the cash flow hedge reserve.

3.Deferred tax liabilities have been adjusted in 2025 by a decrease of $52m relating to the France Workwear disposal.

Notes to the Consolidated Financial Statements

continued

A deferred tax asset of $56m has been recognised in respect of losses which are expected to be utilised within ten years (2024: $51m), of which $41m (2024: $38m) relates to UK losses (excluding capital losses) carried forward at 31 December 2025 (both amounts having increased due to foreign exchange translation by $3m during the year). These amount have been calculated by estimating the future taxable profits, against which the tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year.

The estimates of future profits are based on management’s financial forecasts which are used to support other aspects of the Financial Statements, such as impairment testing. At the balance sheet date, the Group had tax losses of $397m (2024: $303m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, $340m (2024: $254m) will expire at various dates between 2026 and 2045.

In addition, the Group has UK capital losses carried forward of $372m (2024: $346m) on which no deferred tax asset is recognised. All movements in the year are as a result of foreign exchange translation. These losses have no expiry date, but management considers the future utilisation of these losses to be unlikely.

Dividends received from subsidiaries are largely exempt from UK taxation but may be subject to dividend withholding or other taxes levied by the overseas tax jurisdictions in which the subsidiaries operate. A deferred tax liability of $4m (2024: $4m) has been recognised in respect of this liability as it is anticipated that these profits will be distributed to the UK in the foreseeable future. At the balance sheet date, there is no material unprovided deferred tax liability were overseas earnings to be distributed to the UK.

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

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group’s revenue and Adjusted Operating Profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the year (2024: none).

During the year, the Group purchased 100% of the share capital or trade and assets of 36 companies and businesses (2024: 36). The total consideration in respect of these acquisitions was $115m (2024: $232m), and the cash outflow from current and past period acquisitions net of cash acquired was $121m (2024: $219m).

Notes to the Consolidated Financial Statements

continued

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools, and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	2025	2024
	$m	$m
Purchase consideration
– Cash paid	90	147
– Deferred and contingent consideration	25	85
Total purchase consideration	115	232
Provisional fair value of net assets acquired	(44)	(65)
Goodwill from current-year acquisitions	71	167
Goodwill expected to be deductible for tax purposes	48	105

Deferred consideration of $12m and contingent consideration of $13m are payable in respect of the above acquisitions (2024: $44m and $41m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year, there were releases of contingent consideration liabilities not paid of $25m (2024: $9m).

The fair values6 of assets and liabilities arising from acquisitions in the year are as follows:

	2025	2024
	$m	$m
Non-current assets
– Intangible assets[1]	47	72
– Property, plant and equipment[2]	4	14
Current assets[3]	9	35
Current liabilities[4]	(4)	(30)
Non-current liabilities[5]	(12)	(26)
Net assets acquired	44	65
1.	Includes $46m (2024: $59m) of customer lists and $1m (2024: $13m) of other intangibles.
2.	Includes $1m (2024: $5m) of ROU assets.
3.	Includes cash acquired of $2m (2024: $3m), inventory of $2m (2024: $14m), and trade and other receivables of $5m (2024: $18m).
4.	Includes trade and other payables of $4m (2024: $30m).
5.	Includes $8m of deferred tax liabilities relating to acquired intangibles (2024: $11m), lease liabilities of $1m (2024: $5m), and other liabilities of $3m (2024: $10m).
6.

The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2026 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

Notes to the Consolidated Financial Statements

continued

The cash outflow from current and past acquisitions is as follows:

	2025	2024
	$m	$m
Total purchase consideration	115	232
Consideration payable in future periods	(25)	(85)
Purchase consideration paid in cash	90	147
Cash and cash equivalents in acquired companies and businesses	(2)	(3)
Cash outflow on current period acquisitions	88	144
Deferred and contingent consideration paid	33	75
Cash outflow on current and past acquisitions	121	219

From the dates of acquisition to 31 December 2025, new acquisitions contributed $29m to revenue and $3m to operating profit (2024: $86m and $2m respectively).

If the acquisitions had occurred on 1 January 2025, the revenue and operating profit of the combined Group would have amounted to $6,943m and $584m respectively (2024: $6,689m and $646m respectively).

Notes to the Consolidated Financial Statements

continued

B2. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.

A breakdown of intangible assets is as shown below:

		Customer	Indefinite-lived	Other	Product	Computer
	Goodwill	lists	brands	intangibles	development	software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
At 1 January 2024	6,471	1,860	1,436	97	83	291	10,238
Exchange differences	(51)	(48)	(2)	(1)	(1)	(7)	(110)
Additions	–	—	—	—	11	59	70
Disposals/retirements	–	(29)	—	(3)	—	(28)	(60)
Acquisition of companies and businesses	144	47	—	13	—	—	204
Hyperinflationary adjustment	12	5	—	1	—	—	18
At 31 December 2024	6,576	1,835	1,434	107	93	315	10,360
At 1 January 2025	6,576	1,835	1,434	107	93	315	10,360
Exchange differences	64	61	1	4	7	19	156
Additions	–	—	—	—	14	47	61
Disposals/retirements	(5)	(109)	—	(7)	—	(29)	(150)
Acquisition of companies and businesses	71	46	—	1	—	—	118
Hyperinflationary adjustment	–	2	—	—	—	—	2
At 31 December 2025	6,706	1,835	1,435	105	114	352	10,547
Accumulated amortisation and impairment
At 1 January 2024	(81)	(878)	—	(50)	(56)	(203)	(1,268)
Exchange differences	6	35	—	1	2	5	49
Disposals/retirements	—	29	—	3	—	26	58
Hyperinflationary adjustment	(10)	(2)	—	(1)	—	—	(13)
Impairment charge	(36)	—	—	—	(3)	—	(39)
Amortisation charge	—	(194)	—	(11)	(10)	(33)	(248)
At 31 December 2024	(121)	(1,010)	—	(58)	(67)	(205)	(1,461)
At 1 January 2025	(121)	(1,010)	—	(58)	(67)	(205)	(1,461)
Exchange differences	(1)	(49)	—	(2)	(6)	(14)	(72)
Disposals/retirements	—	109	—	7	—	25	141
Hyperinflationary adjustment	—	(2)	—	—	—	—	(2)
Amortisation charge	—	(182)	—	(7)	(10)	(37)	(236)
At 31 December 2025	(122)	(1,134)	—	(60)	(83)	(231)	(1,630)
Net book value
At 1 January 2024	6,390	982	1,436	47	27	88	8,970
At 31 December 2024	6,455	825	1,434	49	26	110	8,899
At 31 December 2025	6,584	701	1,435	45	31	121	8,917

Notes to the Consolidated Financial Statements

continued

The main categories of intangible assets are as follows:

Intangible assets-finite useful lives

Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be $nil.

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

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to $4m in the year (2024: $5m).

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

Goodwill and brands with indefinite useful lives are tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating unit groups (CGU groups) identified according to region of operation and reportable business unit. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

At the start of 2025, management reviewed its grouping of CGUs and its allocation of goodwill for the purposes of assessing impairment based on the lowest level at which the goodwill is monitored. Based on this review, management has determined that the Group now has six CGU groups. These are North America, UK & SSA, Europe, LATAM, Asia & MENAT, and Pacific. The key factors considered in management’s conclusion included the change in reporting segments to North America and International, to reflect the high proportion of business in the US, and the subsequent allocation of resources based on the results for each operating segment.

Before initiating the change in CGU grouping, in accordance with IAS 36, management performed a value-in-use impairment test on the pre-existing CGU groups and determined there to be no impairment of goodwill within any of the groups.

The recoverable amount of a CGU group is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU group. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Notes to the Consolidated Financial Statements

continued

Cash flow projections included in the impairment review models include management’s view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group’s commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, to meet these commitments less any benefits that may occur, are not expected to be material and therefore have not resulted in any impairments during 2025.

A breakdown of goodwill by region is shown below:

	2025	2024
	$m	$m
North America	5,718	5,668
International
Europe	250	218
UK & Sub-Saharan Africa	149	138
Asia & MENAT	232	229
LATAM	77	61
Pacific	158	141
Sub-total International	866	787
Total	6,584	6,455

Impairment tests for goodwill and brands with indefinite useful lives

All CGU groups were supported through the value-in-use approach. During the year, the Group recognised no goodwill impairments (2024: $36m). For all goodwill and indefinite-lived brands balances, it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

The key assumptions used by CGU groups for value-in-use calculations were:

	2025 long-term	2025 pre-tax	2024 long-term	2024 pre-tax
	growth rate[1]	discount rate	growth rate[1]	discount rate
North America	2.2%	10.3%	2.0–2.1%	8.5–8.7%
International
Europe	1.9%	9.9%	1.7–2.5%	8.0–10.8%
UK & Sub-Saharan Africa	2.3%	10.9%	2.0%	9.3–11.1%
Asia & MENAT	2.7%	13.1%	2.0–4.0%	7.7–14.1%
LATAM	2.4%	12.9%	2.3–3.0%	11.2–17.11%
Pacific	2.4%	10.0%	2.0–2.5%	10.3–10.9%
1.	Source: imf.org.

The growth rates used by CGU groups are based on the LTGR predicted for the relevant sector and countries in which a business operates. They do not exceed the long-term average growth rate for that industry or countries. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and region, weighted based on the profit contribution to the region. The pre-tax discount rates are based on current prices, therefore future cash flow projections include inflation-linked measures.

B3. Property, plant and equipment

Property, plant and equipment is stated at historic cost less depreciation, with the exception of freehold land and assets under construction which are not depreciated. Historic cost includes expenditure that is directly attributable to the acquisition of the items.

Notes to the Consolidated Financial Statements

continued

A breakdown of property, plant and equipment is shown below:

		Service		Vehicles
	Land and	contract	Other plant	and office
	buildings	equipment	and equipment	equipment	Total
	$m	$m	$m	$m	$m
Cost
At 1 January 2024	155	782	275	326	1,538
Exchange differences	(6)	(53)	(16)	(11)	(86)
Additions	9	161	18	31	219
Disposals	(5)	(125)	(20)	(65)	(215)
Acquisition of companies and businesses	1	1	1	6	9
Hyperinflationary adjustment	1	—	—	1	2
Reclassification from IFRS 16 ROU assets[1]	—	—	—	10	10
At 31 December 2024	155	766	258	298	1,477
At 1 January 2025	155	766	258	298	1,477
Exchange differences	15	84	28	16	143
Additions	11	145	17	31	204
Disposals	(96)	(414)	(192)	(35)	(737)
Acquisition of companies and businesses	—	—	1	2	3
Hyperinflationary adjustment	1	—	—	1	2
Reclassification from IFRS 16 ROU assets[1]	—	—	—	23	23
At 31 December 2025	86	581	112	336	1,115
Accumulated depreciation and impairment
At 1 January 2024	(56)	(470)	(195)	(181)	(902)
Exchange differences	(1)	34	13	6	52
Disposals	4	123	20	58	205
Depreciation charge	(6)	(139)	(18)	(41)	(204)
At 31 December 2024	(59)	(452)	(180)	(158)	(849)
At 1 January 2025	(59)	(452)	(180)	(158)	(849)
Exchange differences	(6)	(50)	(21)	(10)	(87)
Disposals	32	235	137	30	434
Hyperinflationary adjustment	—	—	—	(1)	(1)
Depreciation charge	(6)	(107)	(13)	(41)	(167)
At 31 December 2025	(39)	(374)	(77)	(180)	(670)
Net book value
At 1 January 2024	99	312	80	145	636
At 31 December 2024	96	314	78	140	628
At 31 December 2025	47	207	35	156	445
1.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets (Note B4).
2.	Depreciation charge for the year ending 31 December 2025 includes $32m in relation to assets disposed of as part of the French Workwear disposal in Note B7 (2024: $75m).

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

Residual values and useful lives of assets are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may exceed its recoverable amount. There were no impairments in the year (2024: $nil).

When assets are sold, the gain or loss between sale proceeds and net book value is recognised in the income statement.

The category of service contract equipment represents the pool of assets used by the Group in delivering contracted services to customers. Land and buildings comprise mainly offices and warehouses inclusive of leasehold improvements.

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

The value of leases to which the Group is committed but that have not yet commenced is not material.

A breakdown of the right-of-use (ROU) assets is shown below:

	Land and		Other
	buildings	Vehicles	equipment	Total
	$m	$m	$m	$m
Net book value
At 1 January 2024	227	347	2	576
Exchange differences	(5)	(7)	—	(12)
Additions	77	106	—	183
Disposals	(3)	(5)	—	(8)
Acquisition of companies and businesses	5	—	—	5
Depreciation charge	(73)	(83)	(1)	(157)
Reclassification to property, plant and equipment[1]	—	(10)	—	(10)
At 31 December 2024	228	348	1	577

At 1 January 2025	228	348	1	577
Exchange differences	9	12	—	21
Additions	79	106	1	186
Disposals	(8)	(18)	—	(26)
Acquisition of companies and businesses	—	1	—	1
Depreciation charge	(74)	(85)	(1)	(160)
Reclassification to property, plant and equipment[1]	—	(23)	—	(23)
At 31 December 2025	234	341	1	576
1.	Certain leased assets become owned assets at the end of their lease period and are therefore reclassified to property, plant and equipment (Note B3).

Notes to the Consolidated Financial Statements

continued

Analysis of the Group’s lease liabilities is shown below:

	2025	2024
	$m	$m
At 1 January	557	567
Exchange differences	22	(13)
Lease payments	(223)	(216)
Interest	31	31
Additions	195	182
Disposals	(20)	—
Acquisition of companies and businesses	1	6
At 31 December	563	557
Analysed as follows:
Non-current	392	394
Current	171	163
Total	563	557

Lease liabilities analysed by currency:

	2025	2024
	$m	$m
Pound sterling	61	53
Euro	88	94
US dollar	337	335
Other currencies	77	75
At 31 December	563	557

Lease liabilities are payable as follows:

	2025	2024
	$m	$m
Less than one year	191	188
Between one and five years	356	361
More than five years	74	81
Future minimum payments	621	630
Effect of discounting	(58)	(73)
Carrying value	563	557

Other lease costs not already described are set out below:

	2025	2024
	$m	$m
Expenses relating to short-term leases	28	32
Expenses relating to leases of low-value assets	6	6
Expenses relating to variable lease payments	1	3
At 31 December	35	41

The Group has no material arrangements where it acts as a lessor.

Notes to the Consolidated Financial Statements

continued

B5. Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2025	2024
	$m	$m
Property, plant and equipment	7	39
Intangible assets	3	2
Total	10	41

B6. Investments in associated undertakings

	2025	2024
	$m	$m
Interest in Nippon Calmic Limited	35	31
Interest in individually immaterial associated undertakings	6	15
At 31 December	41	46

Nippon Calmic Limited

Nippon Calmic Limited is an associated undertaking in Japan which provides hygiene services, in which the Group has a 49% interest.

The associate is unlisted and the investment value is shown below.

	2025	2024
	$m	$m
At 1 January	31	40
Exchange differences	(1)	(4)
Share of profit[1]	9	8
Dividends received	(4)	(13)
At 31 December	35	31
1.	Share of profit is net of tax of $5m (2024: $4m).

	Assets	Liabilities	Revenue	Profit	Assets	Liabilities	Revenue	Profit
	2025	2025	2025	2025	2024	2024	2024	2024
	$m	$m	$m	$m	$m	$m	$m	$m
Nippon Calmic Ltd (49%)	78	(40)	73	9	73	(41)	67	8

Individually immaterial associates

In addition to the interest in associates disclosed above, the Group also has interests in a number of individually immaterial associates that are accounted for using the equity method.

	2025	2024
	$m	$m
At 1 January	15	16
Exchange differences	1	(1)
Write off	(8)	—
Other	(2)	—
Share of profit	1	1
Dividends received	(1)	(1)
At 31 December	6	15

There was no unrecognised share of losses related to associates (2024: $nil).

Notes to the Consolidated Financial Statements

continued

B7. Discontinued operations

Rentokil Initial plc announced that it entered into an agreement for the intended sale of its Workwear business in France with H.I.G. Capital (the Proposed Transaction) on 28 May 2025 which was subsequently completed on 30 September 2025. Financial information relating to the discontinued operation to the date of disposal is set out below.

The financial performance and cash flow information presented below are for the nine months ended 30 September 2025, the year ended 31 December 2024, and the year ended 31 December 2023.

	2025	2024	2023
	$m	$m	$m
Revenue	261	324	302
Operating expenses	(186)	(266)	(252)
Net impairment losses on financial assets	(1)	(1)	—
Operating profit	74	57	50
Finance cost	(2)	(2)	(2)
Profit before income tax	72	55	48
Income tax expense	(16)	(9)	(11)
Profit after income tax of discontinued operations	56	46	37
Profit on sale of the subsidiary after income tax	124	—	—
Profit from discontinued operations	180	46	37
Profit for the period attributable to:
Equity holders of the Company	180	46	37
Other comprehensive income:
Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves	38	(12)	7
Net (loss)/gain on net investment hedge	(11)	8	(5)
Other comprehensive income for the period	27	(4)	2
Total comprehensive income for the period	207	42	39
Total comprehensive income for the period attributable to:
Equity holders of the Company	207	42	39
Net cash generated from operating activities	100	125	114
Net cash flows from investing activities	318	(85)	(85)
Net cash flows from financing activities	(6)	(8)	(7)
Net increase in cash generated by discontinued operations	412	32	22

Notes to the Consolidated Financial Statements

continued

The carrying amounts of assets and liabilities as at the date of sale were:

At 30 September
2025
$m
Assets
Intangible assets	8
Property, plant and equipment	287
Right-of-use assets	22
Contract costs	20
Inventories	12
Trade and other receivables	82
Cash and cash equivalents	6
437
Liabilities
Trade and other payables	(112)
Lease liabilities	(20)
Deferred and current tax	(56)
Retirement benefit obligations	(8)
Provisions	(9)
(205)
Net assets and liabilities disposed	232
Cash consideration received	397
Carrying amount of net assets sold	(232)
Gain on sale before income tax and reclassification of foreign currency translation reserve	165
Cumulative exchange recycled from translation reserve	(38)
Cumulative reserve recycled from net investment hedge reserve	11
Costs related to disposal	(14)
Net profit on disposal	124

C. Financing

C1. Financial risk management

The Group’s central treasury function manages cash, borrows on behalf of the Group, and provides finance to Group companies in their local currencies. Treasury activity is governed by a Treasury Committee, which is chaired by the Chief Financial Officer.

The main financial risks faced by the Group are set out below.

(a) Liquidity risk

The Group is committed to ensuring it has sufficient liquidity to meet its business needs, and appropriate reserves to cover operational underperformance or dislocation in the financial markets. It is the Group’s policy to have headroom of unrestricted cash and available committed facilities of at least $750m (2024: $750m), and the Treasury Committee manages financing requirements and associated headroom at least 12 months forward. Available commitments of $1,000m under the Group’s committed debt facilities, together with unrestricted cash of $1,565m (2024: $447m), gives the Group combined headroom of $2,565m at 31 December 2025 (2024: $1,499m).

The Group’s debt facilities have no financial covenants and the Group is compliant with other terms, conditions, and undertakings of its debt facilities.

Notes to the Consolidated Financial Statements

continued

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

The Group has one debt maturity of €500m falling due in May 2026. This was redeemed post balance sheet on 2nd March 2026. The Group has sufficient headroom to cover this maturity without issuing new debt.

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

In order to protect the liquid assets and funding relationships of the Group, management aims to maintain banking relationships with counterparties that carry a long-term credit rating of at least A-, or equivalent rating, with one of the major credit rating agencies. In countries where no banks are rated A- or above, balances are monitored monthly and kept to a minimum. In addition, funds held with all counterparties are subject to limits. All exposures are monitored and reported to the Treasury Committee each month. The Group also monitors the creditworthiness of its lenders to ensure that commitments under its facilities are available as needed.

At 31 December 2025 the Group had a total of $19m of cash held on bank accounts with banks rated below A- (2024: $16m). The highest concentration with any single bank rated below A- was $2m (2024: $1m).

(c) Market risk

Foreign exchange risk

The Group’s worldwide operations generate profits and cash flows in foreign currencies. Sales and purchases are typically denominated in the currency of the country in which they are transacted, and the Group’s cross-border procurement is considered insignificant. Sterling-denominated profits from UK operations are exceeded by sterling-denominated Group central costs. This means that approximately 106% of Group operating profit is generated in foreign currencies.

The Group’s primary exposure to foreign exchange risk is in relation to the translation of assets and liabilities, and the Group aims to hold debt in currencies in proportion to its forecast foreign currency profits and cash flows. Foreign exchange derivatives are used to manage foreign currency exposures in excess of $15m that are not covered by debt or assets in the same (or another highly correlated) currency, as long as it makes sense from an economic perspective to do so. The Treasury Committee monitors foreign exchange exposures on a monthly basis. Dealing in foreign exchange products is controlled by dealing mandates approved by the Treasury Committee and all foreign exchange transactions are covered by ISDA documentation.

The most significant foreign currency groups are euros and US dollars, which make up 50% and 35% of Group operating profit respectively.

Notes to the Consolidated Financial Statements

continued

At 31 December 2025 the Group’s net debt was approximately 69% US dollar (2024: 63%), 18% euro (2024: 26%) and 13% debt in other currencies, including pound sterling (2024: 11%). The translation of the interest element of euro and US dollar debt provides a partial income statement offset to the translation of earnings.

The Group calculates a hypothetical foreign exchange impact on the income statement and foreign currency translation of net investments in foreign subsidiaries for a 10% movement in foreign exchange rates. The Group’s principal foreign currency exposure is the euro. A 10% movement in €/$ would result in a $39m increase/decrease in operating profit and a $58m increase/decrease in other comprehensive income. The other comprehensive income impact also includes the offsetting impact from financial instruments used to hedge the retranslation of euro net investment in subsidiaries, which is $51m. Where possible, currency cash flows are used to settle liabilities in the same currency in preference to selling currency in the market.

The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in exchange rates to vary from hypothetical amounts disclosed above.

Comparative figures to foreign exchange risk sensitivity are not disclosed in the Annual Report 2025. Due to the presentational currency change of the Group that is applied prospectively from 1 January 2025, it would not be practicable to compare the re-presented results of the data prior to the presentational currency change with the results of the sensitivity analysis for the Annual Report 2025.

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

A hypothetical 1.0% increase in euro interest rates would reduce the market value of the Group’s bond liabilities by $61m at 31 December 2025 (2024: $76m). The income statement impact is $nil as changes in interest rates do not change the expected cash flows on the bonds.

A hypothetical 1.0% increase in pound sterling interest rates would reduce the market value of the Group’s bond liabilities by $27m at 31 December 2025 (2024: $28m). The income statement impact is $nil (2024: $nil).

A hypothetical 1.0% increase in US dollar interest rates would reduce the market value of the Group’s bond liabilities by $63m at 31 December 2025 (2024: $nil). The income statement impact is $3m (2024: $3m) as certain leases are denominated in US dollars with floating interest rates. (Note that the $700m term loan was 37.5% hedged on a weighted average basis in 2024).

The Group had outstanding bond debt issues at 31 December 2025 with a fair market value of $4,814m (2024: $3,105m). This is above the book value of $4,748m (2024: $3,122m) as a result of decreases in interest rates in the UK, USA, and Europe. There are no circumstances where the Group would be obliged to pay the fair market value. The Group could however decide to redeem some or all of its bonds early and the fair market value is indicative of the price that would be required to do so.

(d) Capital risk

The Group is committed to maintaining a debt/equity structure that allows continued access to a broad range of financing sources and sufficient flexibility to pursue commercial opportunities as they present themselves, without onerous financing terms and conditions. The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor, and market confidence and to support the Group’s strategy. The Group uses S&P’s and Fitch’s ratings methodologies for a BBB issuer to manage its capital risk. In the event that a ratings downgrade is likely, net debt can be managed by reducing or suspending dividends, M&A spend, and capital expenditure. The Group would also consider raising additional equity to protect its BBB rating.

Notes to the Consolidated Financial Statements

continued

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

Closing net debt comprises:

		2025	2024
	Notes	$m	$m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	C3	2,319	1,158
Other investments[1]	C4	2	1
Fair value of debt-related derivatives		56	(3)
Bank and other short-term borrowings[2]		(1,411)	(1,460)
Lease liabilities	B4	(171)	(163)
Non-current
Fair value of debt-related derivatives		103	(29)
Bank and other long-term borrowings[3]		(4,156)	(3,127)
Lease liabilities	B4	(392)	(394)
Total net debt		(3,650)	(4,017)
1.	Net debt excludes other investments which are non-cash, such as the investment in unlisted shares.
2.	Bank and other short-term borrowings consists of $586m bond debt (2024: $nil), $730m overdraft (2024: $692m), $30m loans (2024: $720m), and $65m bond accruals (2024: $48m).
3.	Bank and other long-term borrowings consists of $4,155m bond debt (2024: $3,122m) and $1m loans (2024: $5m).

Notes to the Consolidated Financial Statements

continued

The currency split and cash flows of bank, other borrowings, and debt-related derivatives are as follows:

	2025	2024
	$m	$m
Pound sterling	1,265	1,153
Euro	1,243	1,093
US dollar	2,860	2,362
Other currencies	40	11
Carrying value	5,408	4,619
Effect of discounting	844	484
Undiscounted value	6,252	5,103
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	1,461	1,565
Between one and five years	3,573	2,314
More than five years	1,218	1,224
Future minimum payments	6,252	5,103

Reconciliation of net change in cash and cash equivalents to net debt:

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2025	flows	acquisitions)	and other)	2025
	Notes	$m	$m	$m	$m	$m
Bank and other short-term borrowings		(1,460)	700	(65)	(586)	(1,411)
Bank and other long-term borrowings		(3,127)	(1,232)	—	203	(4,156)
Lease liabilities	B4	(557)	223	(176)	(53)	(563)
Other investments		1	1	—	—	2
Fair value of debt-related derivatives		(32)	39	(58)	210	159
Gross debt		(5,175)	(269)	(299)	(226)	(5,969)
Cash and cash equivalents in the Consolidated Balance Sheet		1,158	1,161	—	—	2,319
Net debt		(4,017)	892	(299)	(226)	(3,650)

				Non-cash	Non-cash
				(fair value	(foreign
				changes,	exchange,
		Opening	Cash	accruals and	additions	Closing
		2024	flows	acquisitions)	and other)	2024
	Notes	$m	$m	$m	$m	$m
Bank and other short-term borrowings		(1,444)	769	(126)	(659)	(1,460)
Bank and other long-term borrowings		(4,016)	—	—	889	(3,127)
Lease liabilities	B4	(567)	216	(186)	(20)	(557)
Other investments		1	—	—	(0)	1
Fair value of debt-related derivatives		29	87	(9)	(139)	(32)
Gross debt		(5,997)	1,072	(321)	71	(5,175)
Cash and cash equivalents in the Consolidated Balance Sheet		1,989	(814)	—	(17)	1,158
Net debt		(4,008)	258	(321)	54	(4,017)

Notes to the Consolidated Financial Statements

continued

Included within the net decrease in cash and cash equivalents is $9m (2024: $11m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement).

The total cash inflow in borrowings of $532m (2024: $464m outflow) includes $1,232m proceeds from new debt (included in financing activities) (2024:$nil) and $700m debt repayment (included in financing activities) (2024: $464m).

The derivatives cash outflow of $39m (2024: $85m outflow) includes $9m (2024: $49m outflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and $30m (2024: $36m) interest paid (included in operating activities).

The cash outflow of $223m from lease liabilities (2024: $216m) includes $192m (2024: $185m) capital paid (included within financing activities) and $31m (2024: $31m) interest paid (included in operating activities).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of $4,748m (2024: $3,122m) and a fair value of $4,814m (2024: $3,105m).

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. Derivative financial instruments held with the same bank and have a legal right to offset are shown net. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

					Amount
			Gross		subject to
			amounts set	Net amounts	master
		Gross	off in the	presented in the	netting
		amount	balance sheet	balance sheet	arrangement	Net amount
		2025	2025	2025	2025	2025
	Notes	$m	$m	$m	$m	$m
Financial assets
Cash and cash equivalents	C3	2,319	—	2,319	(730)	1,589
Trade and other receivables[1]	A3	1,119	—	1,119	—	1,119
Other financial assets	C4	2	—	2	—	2
Derivative financial instruments	C6	182	—	182	(21)	161
Total		3,622	—	3,622	(751)	2,871
Financial liabilities
Trade and other payables[2]	A5	(1,037)	—	(1,037)	—	(1,037)
Borrowings	C2	(5,567)	—	(5,567)	730	(4,837)
Lease liabilities	B4	(563)	—	(563)	—	(563)
Derivative financial instruments	C6	(23)	—	(23)	21	(2)
Total		(7,190)	—	(7,190)	751	(6,439)

Notes to the Consolidated Financial Statements

continued

					Amount
			Gross		subject to
			amounts set	Net amounts	master
		Gross	off in the	presented in the	netting
		amount	balance sheet	balance sheet	arrangement	Net amount
		2024	2024	2024	2024	2024
	Notes	$m	$m	$m	$m	$m
Financial assets
Cash and cash equivalents	C3	1,158	—	1,158	(691)	467
Trade and other receivables[1]	A3	1,112	—	1,112	—	1,112
Other financial assets	C4	1	—	1	—	1
Derivative financial instruments	C6	8	—	8	(2)	6
Total		2,278	—	2,278	(693)	1,585
Financial liabilities
Trade and other payables[2]	A5	(1,060)	—	(1,060)	—	(1,060)
Borrowings	C2	(4,587)	—	(4,587)	691	(3,896)
Lease liabilities	B4	(557)	—	(557)	—	(557)
Derivative financial instruments	C6	(40)	—	(40)	2	(38)
Total		(6,244)	—	(6,244)	693	(5,551)
1.	Trade and other receivables exclude prepayments of $84m (2024: $96m).
2.	Trade and other payables exclude social security and other taxes of $109m (2024: $114m) and contract liabilities of $292m (2024: $312m).

C3. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits, and other short-term, highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes $25m (2024: $20m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes $99m (2024: $89m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts	Gross amounts
	2025	2024
	$m	$m
Cash at bank and in hand	1,390	997
Money market funds	144	30
Short-term bank deposits	785	131
Cash and cash equivalents in the Consolidated Balance Sheet	2,319	1,158
Bank overdraft	(730)	(691)
Cash and cash equivalents in the Consolidated Cash Flow Statement	1,589	467

As far as it is practical to do so, cash balances are held centrally and are used first to repay borrowings under the Group’s banking facilities before being placed on deposit.

Notes to the Consolidated Financial Statements

continued

C4. Other investments

Other investments held at year end mainly comprised investments in unlisted shares in a joint venture based in the Cayman Islands and term deposits maturing in more than three months from the date that the deposit was placed. The weighted average effective interest rate earned is 4.2% (2024: 6.3%), with $nil fixed for six months (2024: $1m) and $2m fixed for six months to one year (2024: $1m). Fair value is equal to carrying value for all other investments.

Financial assets are denominated in the following currencies:

	2025	2024
	$m	$m
Pound sterling	2	1
Other	25	26
	27	27
Analysed as follows:
Current portion	2	1
Non-current portion	25	26
	27	27

None of the financial assets are either past due or impaired in 2025 (2024: none).

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

(a) Fair value hedge

These instruments are used to hedge exposure to changes in the fair value of recognised assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. There were two fair value hedges as at the year end date (2024: nil).

The following fair value hedges were designated in June 2025 and remain in place as at 31 December 2025:

€600m bond (maturity June 2030) and £400m bond (maturity June 2032); the notional value of the hedging instruments designated equals the notional of the hedged items, therefore the hedge ratio is considered to be 1:1. The carrying amount of the hedged items is included within borrowings in the Consolidated Balance Sheet.

Notes to the Consolidated Financial Statements

continued

The fair value loss on the derivative recognised in the income statement during the year amounted to $5m; this is offset by the gain on the fair value of the hedged items of $7m, resulting in a net fair value hedge gain of $2m.

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

The following net investment hedges were in place at 31 December 2025:

US dollar net investment hedge relationship: $1,627m (2024: $1,627m) cross-currency swaps notional, $nil (2024: $547m) loan notional and $85m (2024: $137m) cross-currency swaps future interest cash flows have been used to hedge $1,712m (2024: $2,310m) of the net assets of the US operating subsidiaries. The movement in the cross-currency swaps due to changes in $/£ exchange rates are in the opposite direction of the changes due to $/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Euro net investment hedge relationship: €434m (2024: €315m) bonds are used to hedge the net assets of the euro operating subsidiaries totalling €434m (2024: €315m). The movement in the bonds due to changes in €/£ exchange rates are in the opposite direction of the changes due to €/£ in the subsidiaries assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

Japanese yen (JPY) net investment hedge relationship: JPY2,000m (2024: JPY2,000m) cross-currency swap notional and JPY55m (2024: JPY55m) cross-currency swaps future interest cash outflows have been used to hedge JPY2,055m (2024: JPY2,055m) of the net assets of the Japanese associate. The movement in the cross-currency swaps due to changes in JPY/GBP exchange rates are in the opposite direction of the changes due to JPY/GBP in the associate’s assets. As the critical terms match, their values will systematically change in the opposite direction of each other. Thus we consider that this demonstrates the existence of an economic relationship.

During the year there was no gain or loss (2024: $nil) relating to ineffectiveness of net investment in foreign entity hedges. The main source of ineffectiveness of the net investment hedge is the off-market value of the cross-currency swaps used to hedge US dollar net assets at the hedge designation date. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain so due to the Group’s policy of only using counterparties with a credit rating of A- and above.

For the year ended 31 December 2025, the amount in other comprehensive income related to net investment hedge accounting was a gain of $129m (2024: $22m loss; 2023: $136m gain).

Notes to the Consolidated Financial Statements

continued

The effect of the foreign currency-related hedging instruments on the Group’s financial position and performance is shown in the table below:

	2025
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		hedged
		at year	Notional			outstanding	fair value of		foreign
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	exchange
Hedging instruments	Currency	$m	$m	Maturity date	ratio	$m	$m	$m	raete
Cross-currency swaps	USD	133	(1,627)	May 2026 – October 2028	1:1	127	127	—	1.266
Cross-currency swaps	JPY	1	(13)	June 2027	1:1	1	1	—	197.620
Bonds	EUR	(518)	(509)	June 2027 – June 2030	1:1	(22)	(22)	—	1.162

	2024
									Weighted
		Carrying				Change in			average
		amount				fair value of	Change in		hedged
		at year	Notional			outstanding	fair value of		foreign
		end date	amount		Hedge	instrument	hedged item	Ineffectiveness	exchange
Hedging instruments	Currency	$m	$m	Maturity date	ratio	$m	$m	$m	raete
Cross-currency swaps	USD	6	(1,627)	May 2026 – October 2028	1:1	(6)	(6)	—	1.241
Cross-currency swaps	JPY	—	(13)	June 2027	1:1	(1)	(1)	—	169.747
Bonds	EUR	(327)	(327)	June 2027 – June 2030	1:1	20	20	—	1.162
Term loan	USD	(547)	(547)	October 2025	1:1	8	8	—	1.110

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

Cash flow hedge accounting has been applied to derivatives (marked as ‘cash flow hedge’) in the table on page 188 in accordance with IFRS 9. Where no hedge accounting has been applied, related derivatives have been marked as ‘non-hedge’.

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

Any ineffectiveness on the cash flow hedge is taken directly to finance costs. During the year there was nil ineffectiveness (2024: $2m gain) from those derivatives in a cash flow hedge relationship. Ineffectiveness due to changes in the counterparty credit risk was not material in the year and is expected to remain the same because the Group’s counterparties credit rating is A- and above.

Notes to the Consolidated Financial Statements

continued

Cash flow hedge accounting has been applied to €500m (2024: €500m) of the €500m 2026 bond, €421m (2024: €421m) of the €850m 2027 bond and €600m (2024: €600m) of the €600m 2028 bond. The cross-currency interest rate swaps are used as hedging instruments to hedge the volatility in the £/€ exchange rate of the bonds. Partial cash flow hedge accounting (to June 2028) has also been applied to €600m (2024: nil) of the €600m 2030 bond and £400m (2024: nil) of the £400m 2032 bond. The interest rate swaps are used as hedging instruments to hedge the volatility in floating rate interest rates associated to swaps directly hedging the bond coupon payments. For the year ended 31 December 2025, the amount in other comprehensive income related to cash flow hedge accounting was a loss of $31m (2024: $35m gain; 2023: $4m gain).

The effect of the foreign currency related hedging instruments on the Group’s financial position and performance is shown in the table below:

2025
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		hedged
		at year	Notional			outstanding	hedged		foreign
		end date	amount			instrument	item	Ineffectiveness	exchange
Hedging instruments	Currency	$m	$m	Maturity date	Hedge ratio	$m	$m	$m	rate
Cross-currency swaps	EUR	25	1,785	May 2026 – October 2028	1:1	61	61	—	1.150

2024
Weighted
		Carrying				Change in	Change in		average
		amount				fair value of	fair value of		hedged
		at year	Notional			outstanding	hedged		foreign
		end date	amount			instrument	item	Ineffectiveness	exchange
Hedging instruments	Currency	$m	$m	Maturity date	Hedge ratio	$m	$m	$m	rate
Cross-currency swaps	EUR	(34)	1,574	May 2026 – October 2028	1:1	(50)	(47)	(3)	1.133

Amount in cash flow hedge reserves related to continuing hedges is a gain of $12m (2024: $44m gain; 2023: $8m gain), and the amount related to discontinued hedges is $nil (2024: $nil; 2023: $nil).

The change in fair value of the outstanding hedging instrument differs from the amount recognised in other comprehensive income during the year due to the impact of currency basis (excluded from the hedge relationship) and the spot retranslation element of the fair value movement (which offsets the hedged item in the income statement).

Notes to the Consolidated Financial Statements

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

Level 3 — inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using weighted average cost of capital

	Fair value	Fair value	Fair value	Fair value
	assets	liabilities	assets	liabilities
	2025	2025	2024	2024
	$m	$m	$m	$m
Cross currency interest rate swaps and interest rate swaps (level 2):
– net investment hedge	144	(10)	29	(23)
– cash flow hedge	29	(7)	1	(35)
– fair value hedge	4	(6)	—	—
Foreign exchange swaps (level 2):
– non-hedge	5	—	—	(4)
	182	(23)	30	(62)
Analysed as follows:
Current portion	61	(5)	—	(4)
Non-current portion	121	(18)	30	(58)
Derivative financial instruments	182	(23)	30	(62)
Contingent consideration (including put option liability) (level 3)	—	(70)	—	(94)
Analysed as follows:
Current portion	—	(49)	—	(47)
Non-current portion	—	(21)	—	(47)
Other payables	—	(70)	—	(94)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of $182m (2024: $8m) and net derivative liabilities of $22m (2024: $40m).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

Notes to the Consolidated Financial Statements

continued

	Contingent	Contingent
	consideration	consideration
	2025	2024
	$m	$m
At 1 January	94	97
Exchange differences	7	(3)
Acquisitions	13	39
Payments	(17)	(32)
Unused amount reversed	(25)	(9)
Revaluation of put option	(2)	2
At 31 December	70	94

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

	Less than	Between	More than
	1 year	1 and 5 years	5 years	Total
	$m	$m	$m	$m
At 31 December 2025
Non-derivative financial instruments
Borrowings	(1,518)	(3,676)	(1,217)	(6,411)
	(1,518)	(3,676)	(1,217)	(6,411)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(802)	(1,349)	—	(2,151)
– inflow	836	1,444	—	2,280
Interest rate swaps:
– outflow	(3)	(7)	—	(10)
– inflow	—	—	8	8
Foreign exchange swaps:
– outflow	(284)	—	—	(284)
– inflow	289	—	—	289
Foreign exchange forwards:
– outflow	(48)	—	—	(48)
– inflow	48	—	—	48
	35	88	8	131
Net outflow	(1,483)	(3,588)	(1,209)	(6,280)
At 31 December 2024
Non-derivative financial instruments
Borrowings	(1,534)	(2,314)	(1,224)	(5,072)
	(1,534)	(2,314)	(1,224)	(5,072)
Derivative financial instruments
Cross-currency interest rate swaps:
– outflow	(59)	(2,122)	—	(2,181)
– inflow	31	2,032	—	2,063
Interest rate swaps:
– outflow	—	—	—	—
– inflow	—	—	—	—
Foreign exchange swaps:
– outflow	(455)	—	—	(455)
– inflow	451	—	—	451
Foreign exchange forwards:
– outflow	(13)	—	—	(13)
– inflow	13	—	—	13
	(32)	(90)	—	(122)
Net outflow	(1,566)	(2,404)	(1,224)	(5,194)

Notes to the Consolidated Financial Statements

continued

C7. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt facilities comprise:

	Facility	Drawn at		Interest rate	Facility	Drawn at		Interest rate
	amount	year end	Headroom	at year end	amount	year end	Headroom	at year end
	2025	2025	2025	2025	2024	2024	2024	2024
	$m	$m	$m	%	$m	$m	$m	%
Current
$700m term Loan due October 2025 (repaid April 2025)	—	—	—	—	700	700	—	5.18
$50m term loan due May 2025 (ended April 2025)	—	—	—	—	50	—	50	0.21
Non-current
$1.0bn RCF due October 2029	1,000	—	1,000	0.14	1,000	—	1,000	0.14

During April 2025, the Group fully repaid the $700m term loan with proceeds from new bonds (totalling $1.25bn) issued and terminated the $50m term loan.

The Revolving Credit Facility (RCF) remained undrawn throughout 2024 and 2025. There are no financial covenants associated with the RCF or any other debt facility.

Medium-term notes and bond debt comprises:

	Bond interest	Effective hedged	Bond interest	Effective hedged
	coupon	interest rate	coupon	interest rate
	2025	2025	2024	2024
Current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.73%	Fixed 0.875%	Fixed 2.72%
Non-current
€850m bond due June 2027	Fixed 3.875%	Fixed 4.81%	Fixed 3.875%	Fixed 5.05%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.17%	Fixed 0.500%	Fixed 2.17%
€600m bond due June 2030[1]	Fixed 4.375%	Fixed 4.55%	Fixed 4.375%	Fixed 4.67%
£400m bond due June 2032[1]	Fixed 5.000%	Fixed 5.35%	Fixed 5.000%	Fixed 5.30%
$750m bond due April 2030[2]	Fixed 5.000%	Fixed 5.20%	—	—
$500m bond due April 2035[2]	Fixed 5.625%	Fixed 5.73%	—	—
Average cost of bond debt at year-end rates		4.38%		4.16%
1.	Bonds not in hedging relationship in 2024.
2.	Bonds not in hedging relationship in 2025.

During April 2025, the Group issued two new bonds totalling $1.25bn, consisting of $750m due 2030 and $500m due 2035. Part of the proceeds was used to settle the $700m term loan.

On 2 March 2026, Rentokil Initial plc redeemed in full the €500m 0.8750% Senior Unsecured Notes due 30 May 2026, at their principal amount together with accrued interest. The redemption was carried out in accordance with the terms and conditions of the notes.

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

Notes to the Consolidated Financial Statements

continued

The Group considers the fair value of other current liabilities to be equal to the carrying value.

C8. Finance cost

		2025	2024	2023
	Note	$m	$m	$m
Hedged interest payable on medium-term notes issued[1]		127	77	76
Interest payable on bank loans and overdrafts[1]		27	64	50
Interest payable on RCF[1]		2	1	4
Interest payable on foreign exchange swaps[2]		50	56	54
Interest payable on leases	B4	31	31	30
Amortisation of discount on provisions	A6	13	14	18
Foreign exchange loss on translation of foreign assets/liabilities		—	7	—
Total finance cost		250	250	232
1.	Interest expense on financial liabilities held at amortised cost.
2.

Interest payable on foreign exchange swaps including coupon interest payable for the year was $56m (2024: $69m). $6m has been reported in other comprehensive income due to hedge accounting (2024: $13m).

C9. Finance income

	2025	2024	2023
	$m	$m	$m
Bank interest received	31	46	31
Fair value gain on hedge ineffectiveness	2	4	3
Foreign exchange gain on translation of foreign assets/liabilities	10	—	12
Hyperinflation accounting adjustment	3	9	14
Total finance income	46	59	60

D. Other

D1. Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Consolidated Financial Statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	2025	2024	2023
	$m	$m	$m
2022 final dividend paid – 6.50 cents per share [1]	—	—	165
2023 interim dividend paid – 3.44 cents per share [2]	—	—	87
2023 final dividend paid – 7.41 cents per share [1]	—	186	—
2024 interim dividend paid – 4.15 cents per share [2]	—	106	—
2024 final dividend paid – 7.91 cents per share [1]	198	—	—
2025 interim dividend paid – 4.15 cents per share	106	—	—
	304	292	252
1.	Represented at exchange rate prevailing at AGM’s date (2024: 5.93 pence per share; 2023: 5.93 pence per share).

2.Represented at exchange rate prevailing at date of announcement (2024: 3.16 pence per share; 2023: 2.75 pence per share).

An interim dividend of 4.15 cents per share was paid on 22 September 2025, amounting to $106m. A final dividend in respect of 2025 of 8.24 cents per share is to be proposed at the Annual General Meeting on 7 May 2026.

Notes to the Consolidated Financial Statements

continued

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2025, but not recognised as a liability at year end, is $208m (2024: $198m; 2023: $186m).

D2. Share capital

The Company’s share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end, the Company’s issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below.

The Company does not have a limited amount of authorised capital and does not hold any shares in treasury.

During the year, 1,500,000 new shares were issued in relation to employee share schemes.

	2025	2024
	$m	$m
Issued and fully paid
At 31 December 2025 – 2,526,039,885 shares (2024: 2,524,539,885)	41	41

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

In November 2024, a purported class action lawsuit was filed on behalf of shareholders who purchased American Depositary Shares in the US between 1 December 2023 and 10 September 2024. The defendants are the Company and three current and former senior executives, Andy Ransom, Stuart Ingall-Tombs, and Bradley Paulsen. The complaint alleges that management made false statements about the progress of the integration of Rentokil and Terminix and its impact upon growth in the US and seeks relief under sections 10(b) and 20(a) of the Securities Exchange Act and SEC rule 10(b)5. The Company and the individual defendants intend to vigorously defend the lawsuit.

In April 2025, a purported class action lawsuit was filed in state court in California alleging misrepresentation in the registration statement and prospectuses for the securities issued as part of the acquisition of Terminix. The defendants are the Company, former senior executives Brett Ponton and John Myers, and members of the Company’s Board of Directors. The complaint alleges that the Company made false and misleading statements in the registration and prospectuses in relation to the securities offered as part of the acquisition of Terminix and seeks relief under Sections 11, 12(a)(2), and 15 of the US Securities Act of 1933. The Company and the individual defendants intend to vigorously defend the lawsuit.

D4. Related party transactions

Subsidiaries

All transactions between Group subsidiaries were transacted at arm’s length during the ordinary course of business and have been eliminated on consolidation, along with any outstanding balances, and accordingly are not disclosed in this note.

Notes to the Consolidated Financial Statements

continued

Key management personnel

The Group’s strategy and policy are managed by the Board and Executive Leadership Team. Their compensation is shown below:

	2025	2024	2023
	$m	$m	$m
Salaries and other short-term employee benefits	15	10	12
Post-employment benefits	1	—	3
Share-based payments	2	4	5
	18	14	20

A list of joint ventures and associate entities can be found in the related undertakings disclosures. There are no significant transactions between associate entities and other Group companies.

D5. Post balance sheet events

On 2 March 2026, Rentokil Initial plc redeemed in full the €500m 0.8750% Senior Unsecured Notes due 30 May 2026, at their principal amount together with accrued interest. The redemption was carried out in accordance with the terms and conditions of the notes. There were no other significant events between 31 December 2025 and the date of approval of these accounts that would require amendments to or additional disclosures in the financial statements.

Related Undertakings

Subsidiaries and other associated undertakings at 31 December 2025. All undertakings are indirectly owned by the Company unless otherwise stated.

Subsidiaries

		% held by
		Group
Company name	Share class	companies
Argentina
Calle 70 No. 2720, Necochea city, Province of Buenos Aires, Argentina
Ecotec Interocéanica S.A.	Ordinary	100%
Aruba
Avenida Milio Croes 92, Oranjestad, Aruba
R&M Professional Pest Control N.V.[1]	Ordinary	100%
Australia
c/– Edwards Marshall, level 3/153 Flinders St, Flinders Street, Adelaide SA 5000, Australia
Allstate Holdings (SA) Pty Ltd	Ordinary	100%
Allstate Pest Control Pty Ltd	Ordinary	100%
Allstate Services Pty Ltd	Ordinary	100%
Unit A1, 3-29 Birnie Ave, Lidcombe Business Park, Lidcombe NSW 2141, Australia
Cannon Hygiene Australia Pty Limited	Ordinary	100%
Geelong Pest Control Pty Ltd	Ordinary	100%
Green Fingers Plant Hire Pty Limited	Ordinary	100%
Knock Out Pest Control Pty Limited	Ordinary	100%
Pest Away Australia Pty Limited	Ordinary	100%
Rentokil Australia Pty Limited	Ordinary	100%
Rentokil Initial Asia Pacific Pty Limited	Ordinary	100%
Rentokil Initial Pty Limited	Ordinary	100%
Rentokil Initial Track Spray Pty Ltd	Ordinary	100%
Rentokil Pest Control (QLD) Pty Limited	Ordinary	100%
Rentokil Pest Holdings Pty Limited	Ordinary	100%
Rentokil Pty Ltd	Ordinary	100%
	Preference	100%
Austria
Brown-Boveri-Straße 8/2/8, 2351, Wiener Neudorf, Austria
Rentokil Initial GmbH	Ordinary	100%
Bahamas
Corporate Services International, 308 East Bay Street, Nassau, PO BOX N-7527, Bahamas
Rentokil Initial (Bahamas) Limited	Ordinary	100%
5th Terrace Centreville, P.O. Box N-1388, Nassau, New Providence, Bahamas
Tropical Exterminators (Holdings) Limited	Common	100%
Tropical Exterminators Limited	Common	100%
Barbados
One Welches, Welches St. Thomas, Barbados
Rentokil Initial (Barbados) Limited	Ordinary	100%
Belgium
Brandekensweg 2, Schelle, 2627, Belgium
Ambius N.V.	Ordinary	100%
Bug Busters B.V.[1]	Ordinary	100%
Initial Belux NV	Ordinary	100%
Rentokil N.V.	Ordinary	100%
Brazil
Rua Maria Braga Lima Dias, Alto Cajueiros, Macaé, Rio de Janeiro, 120, Brazil
Ativa Controle Ambiental Ltda	Ordinary	100%
Avenida Afonso Pena, nº 808, Santos, 11020-004, Brazil
Ecotec Brasil Tratamentos Fitossanitários Ltda	Ordinary	100%
Rua Professor José Vieira de Mendonça, 770, Sala 308, Belo Horizonte, Estado de Minas Gerais, Brazil
Ecovec Comercio E Licenciamento De Tecnologias Ltda	Ordinary	100%
Torrinha Street 171, Bairro Parque da Figueira, Campinas, CEP 13040-310, Brazil
Impacto Controle de Pragas Ltda.	Ordinary	100%
Celido Utz, 66, Igrejinha, Rio Grande do Sul, Brazil
Imunizadora Hoffmann Ltda	Ordinary	100%
Rua Francisco Gonçalo, 16, Loja A, Bairro Pires Façanha, Eusébio, Ceará, CEP 61775-070
Protecta Manejo Integrado de Pragas Ltda	Ordinary	100%
Avenida Ceci, 348, Fundos, Centro Empresarial Tambore, CEP 06460-120, Barueri -SP, Brazil
Rentokil Initial Do Brasil Ltda	Ordinary	100%
Rua Cancioneiro Popular, 456, Chacara, Santo Antonio, SP, Brazil
Tecnomad Ltda.[1]	Ordinary	100%
Rua Pesqueira, 59 e 59 Fundos, CEP 22.250-145, Bonsucesso, Brazil
Techvet Serviços Ltda.[1]	Ordinary	100%
R. Alagoas, 3098, Rua Alagoas, Curitiba, PR, 80630-050, Brazil
União Sul Controle de Pragas Ltda ME	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Brunei Darussalam
Unit D1 & D1-1 Block D, Bgn Hj Lajim & Anak-Anak, Kg Kiarong, Gadong B, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial (B) Sdn Bhd	Non-redeemable preference shares	100%
	Ordinary	90%
Unit D3, Bgn Hj Lajim & Anak-Anak, Kg Kiarong, Bandar Seri Begawan, Brunei Muara, BE1318, Brunei Darussalam
Rentokil Initial South East Asia Sdn Bhd	Ordinary	90%
Canada
Suite 900, 1959 Upper Water Street, Halifax NS B3J 2X2, Canada
Rentokil Canada Corporation	Common Class A	100%
	Common Class B
415 Villa Dr, Villa Drive, Little Bras D’or, Cape Breton Regional NS B1Y 2Z2, Canada
Cape Breton Pest Control Limited[1]	Class A Preferred	100%
	Class B Common
	Class C Common
Chile
Galvarino 8481, Bodega 3, Quilicura, Santiago, Chile
Comercializadora de Insumos y Servicios Mauco Limitada	Social Rights	100%
El Trapiche No.1322, Galpón No 4, Codominio Pacific, Coquimbo, Chile
Control De Plagas Hidalgo Y Rodriguez Limitada	Ordinary	100%
Av. El Bosque PC 12 Lo Boza dpto, B05 Pudahuel, Santiago, Chile
Desan SPA	Ordinary	100%
Av. Víctor Uribe No. 2080 Quilicura, Santiago, Chile
Ingeclean S.A	Ordinary	100%
Rentokil Initial Chile SpA	Ordinary	100%
Av. El Salto, Santiago, 4001, Chile
Ingeniería en Sanitización S.A	Ordinary	100%
San Martin, Los Ángeles, N° 399, Chile
Plaguisur Limitada	Ordinary	100%
Av. Pdte Ibañez 352, Puerto Montt, Chile
Sociedad Comercial 7 Plagas Limitada	Ordinary	100%
Calle Montreal 4566, San Miguel, Santiago, Chile
Comercial Mauco SpA[1]	Ordinary	100%
Av. Cuatro Esquinas 1529, 1722215 La Serena, Coquimbo, Chile
Fumigaciones y Servicios Ambientales SpA[1]	Ordinary	100%
People’s Republic of China
Room 1001, Yijingyuan Comprehensive Building, Hang Zhou Shi, Zhe Jiang Sheng, 310013, China
Hangzhou Research Institute of Profume Fumigation Co. Ltd.	Ordinary	80%
Room 103, Building 2, Yuzhongxili #42, Beijing, China
Rentokil Initial (China) Ltd	Ordinary	100%
Room (2-1), Unit19, Xindian Xingzuo, Haishu district, Ningbo City, Zhejiang Province, China
Ningbo Yuying Pest Control Technology Co., Ltd[1]	Ordinary	95%
Room 4600, Floor 1, Building 8, No. 33 Guangshun Rd, Changning District, Shanghai City, China
Shanghai Boecker Environmental Technology Co. Ltd[1]	Ordinary	100%
Colombia
Balor Medellín, Carrera 65A #34A-09, Balor Bogotá Calle 82 #22-06, Medellín, Colombia
Balor S.A.S.	Ordinary	100%
Cr 42A 80B 07, Barranquilla, Colombia
Colplagas S.A.S	Ordinary	100%
Calle 162# 20-08, Bogota, Colombia
Continental De Fumigaciones S.A.S	Ordinary	100%
Cr 20 No 162-11, Colombia
Fumigaciones Young S.A.S	Ordinary	100%
Calle 15 Sur, No 48-130 Medellin, Antioquia, Colombia
Fumigax SAS	Ordinary	100%
Carrera 19B No 164A-81, Bogota, Colombia
Rentokil Initial Colombia S.A.S.	Common	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Costa Rica
San Jose-Escazu San Rafael, Terraforte Building Second Floor, Cordero, Cordero Abogados, Costa Rica
Decolim Limitada	Common	100%
San Pedro de Montes de Oca, de la Fuente de la Hispanidad, San José, Costa Rica
Fumigadora Control Tecnico De Plagas S.A.	Common	100%
Curaçao
Parke Komersial Korsou, A 24 Veeris, Curaçao
Chuchubi Pest Control N.V.	Common	100%
Czech Republic
Praha 2, Vyšehradská 1349/2, Prague, PSČ 12800, Czech Republic
Rentokil Initial s.r.o.	Ordinary	100%
Denmark
Paul Bergsoes Vej 22, 2600 Glostrup, Denmark
Rentokil Initial A/S	Ordinary	100%
Gøngehusvej 253, 2790 Hørsholm, Denmark
Deichmann Planter ApS	Ordinary	100%
El Salvador
Avenida Sur, Calle Poniente 12, 2526 Edificio Villa Galicia, San Salvador, El Salvador
Clean Air, S.A. de C. V.	Ordinary	100%
Avenida Calzada Guarda Barranco Urbanizacion, Lomas de Altamira, #14 Pasaje Clarineros, San Salvador, El Salvador
SAGRIP, S.A. DE C.V.	Ordinary	100%
Estonia
Turi Str. 3/1, 11313, Tallinn, Estonia
Rentokil OÜ	Ordinary	100%
Eswatini
Umkhiwa House Lot 195, Karl Grant Street, Mbabane, Eswatini
RI Swaziland (Pty) Ltd	Ordinary	100%
Fiji
Lot 5, Kaua Road, Suva, Fiji
Rentokil Initial Pte Limited	Ordinary	100%
Finland
Tikkurilantie 10 Vantaa, Finland, 01380, Finland
Rentokil Initial Oy	Ordinary	100%
Kimokatu 5, Turku, 20380, Finland
Antitec Oy1	Ordinary	100%
France
209 rue de la Belle Etoile, 95700, Roissy-en-France, France
Ambius SAS	Ordinary	100%
145, rue de Billancourt, 92100, Boulogne Billancourt, France
Initial Hygiene Services SAS	Ordinary	100%
39-53 boulevard Ornano Immeuble Pleyad 3, 93200, Saint-Dennis, France
Rentokil Initial Environmental Services S.A.S.	Ordinary	100%
Rentokil Initial SAS	Ordinary	100%
20 B rue Louis-Philippe, 92200, Neuilly-sur-Seine, France
Skillpro SAS[1]	Ordinary	100%
ZAC des Epineaux 7, avenue Louis Blériot 95740 Frépillon, France
Technivap SAS	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
French Guiana
PAE de Degrad des cannes, Remire-Montjoly, 97354, French Guiana
Rentokil Initial Guyane SARL	Ordinary	100%
Germany
Blierweg 2/Saarstraße, 65201, Wiesbaden, Germany
Baumhaus GmbH	Ordinary	100%
Laufer Straße 3, 90571, Schwaig bei Nürnberg, Mittelfranken, BY, Germany
IHD Dienstleistungen KG	Interest	100%
Piderits Bleiche 11, 33689, Bielefeld, Germany
Medentex GmbH	Ordinary	100%
Rentokil Dental GmbH	Ordinary	100%
Heuesch 1, 49808, Lingen, Germany
Rentokil Holdings GmbH	Ordinary	100%
Rentokil Initial Beteiligungs GmbH	Ordinary	100%
Rentokil Initial GmbH & Co. KG	Ordinary	100%
An der Ziegelei, 47 27383, Scheeßel-Westerholz, Germany
S & A Service und Anwendungstechnik GmbH	Ordinary	100%
Ghana
43 Cashew Road, Okpoi Gonno, Park Street, Accra, P. O. BOX 8747, Ghana
Rentokil Initial Ghana Limited	Ordinary	100%
Greece
7 Aristotelous Street, Tavros, Athens, 177 78, Greece
Rentokil Initial Hellas EPE	Ordinary	100%
Guadeloupe
7 Allee des Papillons, Dothemare, Abymes, 97139, Guadeloupe
Pole Hygiene et Recyclage Group	Ordinary	100%
Rentokil Initial Guadeloupe Sarl	Ordinary	100%
131 ZA de Calbassier, Basse-Terre, 97100, Guadeloupe
SOS Guadeloupe Traitement	Ordinary	100%
Guatemala
9 Av. 39-97, Zone 8, Guatemala
Servicios Agricolas Profesionales Sociedad Anonima	Ordinary	100%
Guernsey
P O Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
Felcourt Insurance Company Limited	Ordinary	100%
Guyana
Lot 8, Charles and Drysdale Streets, Charlestown, Georgetown, Guyana
Rentokil Initial Guyana Limited	Ordinary	100%
Honduras
Colonia Palmira, Avenida Republica de Argentina, N 2017, Tegucigalpa Honduras, 11101, Honduras
Compania de Servicios e Inversiones SVM Honduras, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Olympus, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Progressive, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Technicians, S. de R.L.	Ordinary	100%
Compania de Servicios SVM Vanguard, S. de R.L.	Ordinary	100%
San Pedro Sula, Departamento de Cortes, San Pedro Sula, Honduras
Sagrip Honduras S.A.	Nominative	100%
Hong Kong
23/F, Westin Centre, 26 Hung to Road, Kwun Tong, Kowloon, Hong Kong
Rentokil Hong Kong Investment Limited	Ordinary	100%
Rentokil Initial Hong Kong Limited	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
India
2nd Floor, Narayani, Ambabai Temple Compound, Aarey Road, Goregaon West, Mumbai, Maharashtra, 400104, India
Corporate Millennium Hygiene Solutions Private Limited	Ordinary	100%
Rentokil Initial Hygiene India Private Limited	Ordinary	100%
Office No. 301, 3rd Floor, L. D. Building, Mehra Industrial Estate, LBS Marg, Vikhroli (West), Mumbai City, Mumbai, Maharashtra, 400079, India
HiCare Services Private Limited	Ordinary	73%
Villa No.3, Crescent Villa, Candolim, Goa, 403515, India
PCI Pest Control Private Limited	Ordinary	73%
Indonesia
South Quarter Tower B, Lantai 21, Unit E,F,G,H. JI. R.A., Kartini Kav. 8, RT. 010/RW. 004 Kel., Cilandak Barat, Kec Cilandak, Jakarta, Selatan, Indonesia
PT. Calmic Indonesia	Ordinary A	100%
	Ordinary B
PT. Rentokil Indonesia	Ordinary A	100%
	Ordinary B
Gedung JDC Lt.6, Jl. Gatot Subroto Kav. 53 Petamburan, Tanah, Abang, Jakarta Pusat, Indonesia
PT. Wesen Indonesia	Ordinary	100%
Ireland
Hazel House, Millennium Park, Naas, County Kildare, Ireland
Cannon Hygiene International Limited	Ordinary	100%
Initial Medical Services (Ireland) Limited (t/a Healthcare Waste Mgt Servs)	Ordinary	100%
Pest Pulse Limited	€0.0075 Ordinary A	100%
	€0.0075 Ordinary
	€0.01 Ordinary
Rentokil Initial Holdings (Ireland) Limited	Ordinary	100%
Rentokil Initial Limited	Ordinary	100%
Ronaldon Limited	Ordinary	100%
Israel
13 Hadid 7313500, Israel
Eitan Amichai Pest Management IPM Ltd	Ordinary	100%
Yarokology Ltd.	Ordinary	100%
Italy
Via Paolo Frisi, 4/A, 48124, Ravenna, RA, Italy
Evoluzione Servizi Srl[1]	Ordinary	100%
Via Laurentina km. 26,500, 157 a/c, 00071, Pomezia, Italy
Rentokil Initial Italia SpA	Ordinary	100%
Contrada S. Giovanni in Golfo, 221, Contrada San Giovanni i, 86100, CB, Molise, Italy
SOGESsp S.R.L.	Ordinary	100%
Jamaica
39-41 Second Street, Newport West, Kingston 13, Jamaica
Rentokil Initial (Jamaica) Limited	Ordinary	100%
Jordan
Amman, Jabal AlHussien, Al Lud Str. 37 – 1st floor, Jordan
Arena Public Health Co.	Ordinary	100%
Kenya
Unit 5 Sameer Industrial Park, Road C, Off Enterprise Road Industrial Area, Nairobi, Kenya
Rentokil Initial Kenya Limited	Ordinary	100%
Lebanon
Boecker Building, Plot no. 3309, Ain El Remmaneh, Beirut, Lebanon
Boecker International SAL (Offshore)	Ordinary	100%
Boecker World (Holding) s.a.l.	Ordinary	100%
Adonis Building, Bechara el Khoury, Beirut, Lebanon
Boecker Public Health s.a.l	Ordinary	100%
Libya
Janzour, Tripoli, Libya
Rentokil Delta Libya for Environmental Protection JSCO	Ordinary	65%
Lithuania
Drobės g. 62, LT-45181, Kaunas, Lithuania
Dezinfa, UAB	Ordinary	100%

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

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
New Zealand
Level 1, 89 Carbine Road, Mount Wellington, Auckland 1060, New Zealand
Rentokil Initial Limited	Ordinary	100%
16 Leonard Road, Mount Wellington, Auckland, 1060, New Zealand
Nitrogenx Limited[1]	Ordinary	100%
Norway
Sanitetsveien 17, Postboks 84, Skjetten, 2026, Norway
Rentokil Initial Norge AS	Ordinary	100%
Rambergveien 1, Tønsberg, 3115, Norway
Skadedyrbutikken AS	Ordinary	100%
Pakistan
S-2 Commercial, 2nd Floor, Lalik Jan Chowk, Phase II, Lahore, Cantonment, Punjab, Pakistan
C-Shine Sustainable Solutions (Private) Limited	Ordinary	70%
Peru
Calle 23 Mza, Z-1 Lote 9, Villa El Salvador, Peru
Ingeclean Peru S.A.C	Ordinary	100%
Philippines
No 73 Elisco Road, Bo, Kalawaan, Pasig City, 1600, Philippines
Rentokil Initial (Philippines) Inc	Ordinary	100%
Poland
Ul. Jana Pawla Woronicza, Nr 31, Lok. 78, 02-640, Warszawa, Poland
Rentokil Polska Sp. z o.o.	Ordinary	100%
Ul. Dąbrowskiego 44, 50-457, Wrocław, Poland
Vaco sp. z o.o	Ordinary	100%
Portugal
EN 115, Km 78,67, 2664-502, São Julião do Tojal, Portugal
Rentokil Initial Portugal – Serviços de Protecção Ambiental, Unipessoal, Lda	Ordinary	100%
Republic of Korea
2nd Floor, Korea Disaster Relief Association, 371-19 Sinsu-Dong, Mapo-Gu, Seoul, Korea, 121-856, Republic of Korea
Rentokil Initial Korea Ltd	Common	100%
Saudi Arabia
4477 King Abdul Aziz Road, Suleimaniya, Unit 2 Riyadh KSA, Saudi Arabia
BET Trading LLC	Ordinary	100%
Boecker Public Health Saudia Company Limited	Ordinary	100%
PO Box 30164, Office No: 401, 4th Floor, Al Tamimi Building, Al Khobar North, Al Khobar, 31952, Saudi Arabia
Rentokil Saudi Arabia Limited O.P.C	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Singapore
16 Jalan Mesin, Singapore, 368815, Singapore
Rentokil Initial Asia Pacific Management Pte Ltd	Ordinary	100%
Rentokil Initial Singapore Private Limited	Ordinary	100%
Slovakia
Kopcianska 10, Bratislava, 851 01, Slovakia
Rentokil Initial s.r.o.	Ordinary	100%
South Africa
Unit D12 Connaught Park, Riley Road, Beaconvale, Parow, 7000, South Africa
Cannon Hygiene (SA) Proprietary Limited	Ordinary	100%
2 Stigant Road, Claremont, Cape Town, 7708, South Africa
Newshelf 1232 (Pty) Ltd	Preference	100%
Rentokil Initial (Proprietary) Limited	Ordinary	100%
Rentokil Initial Dikapi JV (Pty) Limited	Ordinary	59%
Spain
C/ Los Carros, 1 Bajo, Pobladura de Pelayo de García, 24249, Leon, Spain
Desinfeccion de Plagas S.L.	Ordinary	100%
C/ Monasterio de Nájera 1, 50002, Zaragoza, Spain
Desinfecciones Bionext, S.L.	Ordinary	100%
Pol. Ind. El Prado, Calle Bilbao, Nave 5, Parcel 17, 06800, Mérida, Badajoz, Spain
Fumigaciones Extremeñas Merida, S.L.	Ordinary	100%
C/ Mar Mediiterráneo 1 (entrada por Mar Adriático, San Fernando de Henares), 28830, Madrid, Spain
Initial Gaviota S.A.U	Ordinary	100%
Rentokil Initial España SA	Ordinary A	100%
	Ordinary B
	Ordinary C
Polígono Industrial “Pla de Vallonga”, Calle Meteorito, 59 – Alicante, Spain
Lokimica S.A	Ordinary	100%
C/de la Nena Casas, 71, 08017, Barcelona, Spain
Servicios Depec S.L.	Ordinary	100%
C/ Palanca 34, 28045, Madrid, Spain
Tecnologia y Desarrollo Medioambiental, S.L.	Ordinary	100%
Sri Lanka
No. 307, Negombo Road, Peliyagoda, Sri Lanka
Rentokil Initial Ceylon (Private) Limited	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
Sweden
Avestagatan 61, SE 163 53 Spanga, Sweden
Ambius AB	Ordinary	100%
Rent a Plant Interessenter AB	Ordinary	100%
Sweden Recycling AB	Ordinary	100%
c/o Nomor AB, Tusbystråket 1B, 191 61, Sollentuna, Sweden
Nomor AB	Ordinary	100%
Rentokil Försăkring AB	Ordinary	100%
Nomor Holding AB	Ordinary	100%
Terminix Nomor AB	Ordinary	100%
Switzerland
Hauptstrasse 3, 4625 Oberbuchsiten, Oberbuchsiten, Switzerland
Rentokil Schweiz AG	Ordinary	100%
Taiwan (Province of China)
14F-1, No. 26, Ln. 61, Sec. 1, Guangfu Rd., Sanchong Dist., New Taipei City, Taiwan (Province of China)
Initial Hygiene Co Ltd	Ordinary	100%
Rentokil Co., Limited	Ordinary	100%
Tanzania
1st Floor, Opal Place, 77 Haile Selassie Road, Masaki, P.O. Box 21184, Dar es Salaam, Tanzania
Initial Hygiene (T) Limited	Ordinary	100%
Thailand
160 Vibhavadi Rangsit Road, Khwaeng Ratchadapisek, Khat Dindaeng, Thailand, 10400, Thailand
Cannon Pest Management Co. Ltd	Ordinary	100%
Rentokil Initial (Thailand) Ltd	Ordinary	100%
Trinidad and Tobago
Field no. 82, KK-LL, Aranguez South, Trinidad and Tobago
Rentokil Initial (Trinidad) Limited	Ordinary	100%
Turkey
Tuna Mahallesi Sanat Caddesi No: 17 Daire: 121, Bornova, İzmir, Turkey
Rentokil Initial Çevre Sağlığı Sistemleri Ticaret ve Sanayi A.Ş	Ordinary	100%
Uganda
Plot No 2012, Kalinabiri Road, Ntinda, Kampala, Uganda
Rentokil Initial Uganda Limited	Ordinary	100%
United Arab Emirates
Office number 1403, PO Box 41999, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Food Safety L.L.C.	Ordinary	100%
Al Shafar Tower 1, 14th Floor, Office No. 1401, TECOM, Al Barsha Heights, Dubai, United Arab Emirates
Boecker Pest Control L.L.C.	Ordinary	100%
Boecker Public Health Pest Control	Ordinary	100%
Equipment Trading L.L.C.
National Pest Control LLC	Ordinary	100%
Rentokil Initial Pest Control LLC	Ordinary	100%
Shop No.6, Jurf Industrial Zone 2, Ajman, United Arab Emirates
Rentokil Initial Pest Control L.L.C.	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United Arab Emirates (continued)
Al Suhyeen, Rolla, Office 205, Sharjah, United Arab Emirates
Specialist Int. Pest Control LLC	Ordinary	100%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, United Kingdom
AW Limited	Ordinary	100%
B.E.T. Building Services Limited	Ordinary	100%
BET (No.18) Limited	Ordinary	100%
BET (No.68) Limited[2]	Ordinary	100%
BET Environmental Services Ltd	Ordinary	100%
BET Pension Trust Limited	Ordinary	100%
BPS Offshore Services Limited[3]	Ordinary	100%
Broadcast Relay Service (Overseas) Limited[3]	Ordinary	100%
Castlefield House Limited	Ordinary	100%
Chard Services Limited	Ordinary	100%
CHL Legacy Limited[3]	Ordinary	100%
Contemporary Plant Designs Limited[3]	Ordinary	100%
DCUK (FM) Limited[1]	Ordinary	100%
DCUKFM Holdings Limited[1]	Ordinary	100%
DuctClean (UK) Limited[1]	Ordinary	100%
Dudley Industries Limited[3]	Ordinary	100%
Enigma Laundries Limited	Ordinary	100%
Enigma Services Group Limited	Ordinary	100%
Enviro-Fresh Limited	Ordinary	100%
Environmental Contract Services Limited[3]	Ordinary	100%
Euroguard Technical Services Limited	Ordinary	100%
Grayston Central Services Limited	Ordinary	100%
Hometrust Limited	Ordinary	100%
Initial Limited[3]	Ordinary	100%
Initial Medical Services Limited	Ordinary	100%
Interior Contracts (UK) Limited[3]	Ordinary	100%
Kent Tropical Interiors Limited[3]	Ordinary A	100%
	Ordinary B
Marlin Global Services Limited[1,3]	Ordinary	100%
Manor Planting Ltd[3]	Ordinary	100%
Nature At Work Limited	Ordinary	100%
Newman’s Plants Limited[3]	Ordinary A	100%
	Ordinary B
	Ordinary C
Opel Transport & Trading Company Limited	Ordinary	100%
Paul Lomax Limited	Ordinary A	100%
	Ordinary B
	Ordinary C
Peter Cox Limited	Ordinary A	100%
Plant Nominees Limited	Ordinary	100%
Prime Projects International Limited[3]	Ordinary	100%
Prokill (UK) Ltd	Ordinary A	100%
Prokill Limited	Ordinary A	100%
	Ordinary B
	Ordinary C
	Ordinary D
Rapid Washrooms Limited	Ordinary A	100%
	Ordinary B
	Ordinary C

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United Kingdom (continued)
Rentokil Dormant (No.6) Ltd	Ordinary	100%
Rentokil Initial (1896) Limited[3]	Ordinary	100%
Rentokil Initial (1993) Limited[3]	Ordinary	100%
	6% Non-Redeemable Preference
Rentokil Initial 1927 plc	Ordinary	100%
	Redeemable Preference: AUD, CAD, CLP, DKK, IDR, ILS, NOK, NZD, USD EUR
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
	Ordinary B
	Ordinary C
	Ordinary D
	Ordinary E
Tropical Ambience Limited	Ordinary	100%
Tropical Innovation Limited[3]	Ordinary	100%
Urban Planters Franchise Limited[3]	Ordinary	100%
Waterized Limited	Ordinary	100%
Stephens & Carter Limited[2]	Ordinary	100%
The Ca’D’Oro, 45 Gordon Street, Glasgow, Scotland, G1 3PE, United Kingdom
Duct Clean Services LTD[3]	Ordinary	100%
Industrial Clothing Services Limited	Ordinary	100%
Pest Protection Services (Scotland) Limited	Ordinary A	100%
RI Dormant No.12 Limited	Ordinary	100%
Wise Property Care Ltd.	Ordinary	100%

Related Undertakings

continued

		% held by
		Group
Company name	Share class	companies
United States
1125 Berkshire Blvd, Suite 150, Reading PA 19610, United States
Cygnet Enterprises Northwest, Inc	Common	100%
Cygnet Enterprises West, Inc	Common	100%
Cygnet Enterprises, Inc	Common	100%
Medentex LLC	Common	100%
Oliver Exterminating Dominicana Corp	Common	100%
Rentokil Initial Environmental Services LLC	Interest	100%
Rentokil North America, Inc.	Ordinary	100%
Rentokil of Puerto Rico, Inc.	Common	100%
Solitude Lake Management, LLC	Common	100%
Vector Disease Acquisition, LLC	Series A shares	100%
	Series B shares
	Common shares
Vector Disease Control International, LLC	Common	100%
2288 150th Street Halstad MN 56548, United States
Airborne Vector Control LLC	Common	100%
The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
Anza, LLC	Ordinary	100%
Initial Contract Services LLC	Interest	100%
Ramac (US) LLC	Interest	100%
Rentokil Initial US Holdings, Inc.	Common	100%
Rentokil Terminix Funding, LLC	Interest	100%
Secure Monthly Affordable Credit Corporation	Common	100%
Secure Monthly Affordable Credit Limited Partnership	Ordinary	100%
SVM Honduran Service and Investments Company, LLC	Interest	100%
SVM Olympus Service Company, LLC	Interest	100%
SVM Progressive Service Company, LLC	Interest	100%
SVM Technicians Service Company, LLC	Interest	100%
SVM Vanguard Service Company, LLC	Interest	100%
Terminix Consumer Services, LLC	Interest	100%
Terminix Holdings, LLC	Interest	100%
Terminix International Holdings, Inc	Common	100%
Terminix Management Corporation	Interest	100%
Terminix Receivables Company LLC	Interest	100%
The Terminix Company, LLC	Interest	100%
TMX Holdco, LLC	Interest	100%
United Transport America LLC	Interest	100%
Virginia Properties Inc	Ordinary	100%
PO Box 4510 Ten Free Street, Portland ME 04112, United States
Asiatic Investments, Inc.	Ordinary	100%
1000 Labarre Road, Metairie, LA 70001, United States
Mississippi Mosquito Control, LLC	Interest	100%
Mosquito Control of Lafourche, LLC	Interest	100%
Mosquito Control Services of Florida, LLC	Interest	100%
Mosquito Control Services of Georgia, LLC	Interest	100%
Mosquito Control Services, L.L.C	Interest	100%
Rittiner Group, L.L.C.	Interest	100%
St. Charles Mosquito Control, L.L.C.	Interest	100%
St. John Mosquito Control, L.L.C.	Interest	100%
Terrebonne Mosquito Control, LLC	Interest	100%
1000 Satellite Blvd, Ste 101, Suwanee, Gwinnett County GA 30024, United States
ProPest Products, Inc.	Ordinary	100%
2540, Lawrenceville Hwy, Lawrenceville, GA 30044, United States
Steritech-Canada, Inc.	Common	100%
Asiatic Holdings LLC	Ordinary	100%
463 Mountain View Drive, Suite 301, 3rd Floor, Colchester VT 05446, United States
Steward Insurance Company	Common	100%
860 Ridge Lake Blvd., Memphis TN 38120, United States
Terminix Gift, L.L.C.	Interest	100%
150 Peabody Place, Memphis TN 38103, United States
The Terminix International Company Limited Partnership	Ordinary	100%
The Terminix Foundation	Interest	100%
Uruguay
Tomás Giribaldi, apto 3, 2270, Uruguay
Amalur Uruguay Sociedad Anónima	Ordinary	100%
Chana, 2033, Departmento de Montevideo, Uruguay
La Sanitaria S.A.	Ordinary	100%
La Paz, 1227, Departamento de Montevideo, Uruguay
Rentokil Uruguay S.A.	Ordinary	100%
Manuel Calleros 4918, Montevideo, Uruguay
Control Productos y Servicios de Higiene Ambiental S.A.[1]	Ordinary	100%
Vietnam
54-56 Nguyen Trai Street, Ben Thanh Ward, District 1, Ho Chi Minh City, Vietnam
Rentokil Initial (Vietnam) Company Limited	Ordinary	100%
Virgin Islands, US
Merchants Financial Center, 4608 Tutu Park Mall, Suite 202, St Thomas, Virgin Islands, 00802-1816, Virgin Islands, U.S.
Terminix International USVI, LLC	Interest	100%

Related Undertakings

continued

Associated undertakings

		% held by
		Group
Company name	Share class	companies
People’s Republic of China
B3, Xunmei Industrial Zone, Fengze District, Quanzhou City, Fujian Province, China
Fujian Xunke Pest Control Company Limited	Ordinary	30%
Room 1005, Unit 1, Building 1, No.1 Huangjin Road, Dongguan City, Guangdong Province, China
Guangdong New Hope Environmental Technology Co., Ltd.	Ordinary	30%
No.14 Wenguangtingjiao Road, Chaoyang District, Shantou City, China
Guangdong Vircon Pest Management Company Limited	Ordinary A	30%
Egypt
Third floor, Jupiter Building, B3, Majara Compound, Sheikh Zayed, Giza, Egypt
ServicePros S.A.E.[5]	Ordinary	30%
Japan
Kudan Terrace, 1-6-5 Kudan Minami, Chiyoda-Ku, Tokyo, 102-0074, Japan
Nippon Calmic Ltd	Ordinary	49%
Nigeria
Old Ojo Road, Off Badagry Expressway, Agboju, Lagos, 359/361, Nigeria
Boecker Public Health Services Ltd	Ordinary	30%
Norway
Veverivegen 10, 2848 Skreia, Norway
Skadedyrkontrollen øst AS	Ordinary	40%
Qatar
16 A Al Mana Business Tower, Doha, Qatar
Boecker Public Safety Services – Qatar W.L.L.	Ordinary	24.5%
United Kingdom
Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, United Kingdom
Hometrust Kitchens Limited	Ordinary	25%
Torchsound Properties Limited	Ordinary	50%
1.	Acquired or incorporated by the Group in 2025.
2.	Temporary restoration.
3.	As permitted by section 479A of the Companies Act 2006, the Company intends to take advantage of the audit exemption in relation to the individual accounts of these companies.
4.	Held directly by Rentokil Initial plc.
5.	This entity is non-operational and the Group does not carry out business in this jurisdiction.